Registration No. 333-97023


   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 19, 2002
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-11
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            --------------------------

                           GRANITE MORTGAGES 02-2 PLC
             ------------------------------------------------------
            (Exact name of Registrant 1 as specified in its charter)

       FIFTH FLOOR, 100 WOOD STREET, LONDON EC2V 7EX (011 44 20) 7606 5451
   ---------------------------------------------------------------------------
  (Address and telephone number of Registrant 1's principal executive offices)
                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 590 9200
     ----------------------------------------------------------------------
    (Name, address and telephone number of Registrant 1's agent for service)

                        GRANITE FINANCE TRUSTEES LIMITED
             ------------------------------------------------------
            (Exact name of Registrant 2 as specified in its charter)
                 22 GRENVILLE STREET, ST HELIER, JERSEY JE4 8PX,
                      CHANNEL ISLANDS (011 44 1534) 609892
   --------------------------------------------------------------------------
  (Address and telephone number of Registrant 2's principal executive offices)
                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 590 9200
       ------------------------------------------------------------------
      (Name, address and phone number of Registrant 2's agent for service)

                         GRANITE FINANCE FUNDING LIMITED
            -------------------------------------------------------
            (Exact name of Registrant 3 as specified in its charter)
         35 NEW BRIDGE STREET, 4TH FLOOR, BLACKFRIARS, LONDON EC4V 6BW,
                      UNITED KINGDOM (011 44 20) 7332 6161
  ---------------------------------------------------------------------------
  (Address and telephone number of Registrant 3's principal executive offices)
                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 590 9200
       ------------------------------------------------------------------
      (Name, address and phone number of Registrant 3's agent for service)

                          -----------------------------

                                   Copies to:

   Peter Millican, Esq.           Michael Durrer, Esq.        Thomas Jones, Esq.
     Northern Rock plc         Sidley Austin Brown & Wood       Allen & Overy
    Northern Rock House           1 Threadneedle Street         1 New Change
         Gosforth                    London EC2R 8AW           London EC4M 9QQ
Newcastle upon Tyne NE3 4PL          United Kingdom            United Kingdom
      United Kingdom

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|


If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |x|
                           Registration No. 333-97023


If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                             -----------------------

THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                        PROPOSED MAXIMUM       PROPOSED MAXIMUM
    TITLE OF SECURITIES BEING         AMOUNT BEING     OFFERING PRICE PER     AGGREGATE OFFERING    AMOUNT OF REGISTRATION
          REGISTERED                   REGISTERED           UNIT(1)                PRICE(1)                  FEE
--------------------------------------------------------------------------------------------------------------------------
$650,000,000 series 1 class A1         $650,000,000           100%                $650,000,000             $59,800
floating rate notes due 2017
--------------------------------------------------------------------------------------------------------------------------
$1,150,000,000 series 1 class        $1,150,000,000           100%              $1,150,000,000            $105,800
A2 floating rate notes due 2043
--------------------------------------------------------------------------------------------------------------------------
$60,000,000 series 1 class B            $60,000,000           100%                 $60,000,000              $5,520
floating rate notes  due 2043
--------------------------------------------------------------------------------------------------------------------------
$88,000,000 series 1 class C            $88,000,000           100%                 $88,000,000              $8,096
floating rate notes  due 2043
--------------------------------------------------------------------------------------------------------------------------
Intercompany loan(2)                        --                 --                    --                        --
--------------------------------------------------------------------------------------------------------------------------
Funding interest in the
mortgages trust(2)                          --                 --                    --                        --
--------------------------------------------------------------------------------------------------------------------------
Total                                $1,948,000,000           100%              $1,948,000,000             $179,216(3)
--------------------------------------------------------------------------------------------------------------------------

------------

(1) Estimated solely for the purposes of computing the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(2) These items are not being offered directly to investors. Granite Finance Trustees Limited is the registrant for Granite Finance Funding Limited's interest in the mortgages trust and is holding that interest in the mortgages trust on behalf of Granite Finance Funding Limited. The interest of Granite Finance Funding Limited in the mortgages trust will be the primary source of payment on the intercompany loan listed. Granite Finance Funding Limited is the registrant for the intercompany loan and is issuing the intercompany loan to the issuer. The intercompany loan will be the primary source of payments on the notes. The issuer is the registrant for the notes.

(3) Filing fees of $92,000, $72,220 and $14,996 were previously paid with the previous filings of this registration statement on July 24, 2002, August 30, 2002 and September 10, 2002, respectively.

GRANITE MORTGAGES 02-2 PLC

Issuer


                                              INTEREST RATE
                                              (MARGIN OVER                      PROCEEDS TO
                                              THREE-MONTH     PRICE TO PUBLIC   ISSUER PER CLASS  FINAL MATURITY
CLASS                                         USD LIBOR)      PER NOTE          OF NOTE           DATE
$650,000,000 series 1 class A1 notes          0.11% p.a.       100%             $  650,000,000     January 2017
$1,150,000,000 series 1 class A2 notes        0.18% p.a.       100%             $1,150,000,000     January 2043
$60,000,000 series 1 class B notes            0.37% p.a.       100%             $   60,000,000     January 2043
$88,000,000 series 1 class C notes            1.25% p.a.       100%             $   88,000,000     January 2043

o The principal asset from which we will make payments of interest and principal on the notes is an intercompany loan to an affiliated company called Granite Finance Funding Limited.

o The principal asset from which Granite Finance Funding Limited will make payments on the intercompany loan is its interest in a pool of UK residential mortgage loans originated by Northern Rock plc and held in a master trust by Granite Finance Trustees Limited.

o Northern Rock plc originated the residential mortgage loans that are being held in the master trust. Each mortgage loan is secured by a mortgaged property located in England or Wales. All of the transaction documents are either governed by the laws of England, Jersey or New York.

o Granite Finance Funding Limited, our parent, is also the parent of each of the previous issuers, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc, which issued the previous notes referred to in this prospectus. We share with the previous issuers the security granted by Granite Finance Funding Limited to secure its obligations to each of us and the previous issuers under our respective intercompany loans.

      PLEASE CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 36 OF THIS PROSPECTUS.

      THE NOTES OFFERED BY THIS PROSPECTUS WILL BE THE OBLIGATIONS SOLELY OF THE ISSUER. THE NOTES WILL NOT BE OBLIGATIONS OF NORTHERN ROCK PLC, ANY OF ITS AFFILIATES OR ANY OF THE OTHER PARTIES NAMED IN THIS PROSPECTUS OTHER THAN THE ISSUER.

      Application has been made to the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 for the notes to be admitted to the official list maintained by the UK Listing Authority. Application has also been made to the London Stock Exchange plc for each class of the notes to be admitted to trading by the London Stock Exchange plc.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE NOTES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    JOINT UNDERWRITERS FOR THE SERIES 1 NOTES

    SALOMON SMITH BARNEY                                     JPMORGAN

LEHMAN BROTHERS               MERRILL LYNCH & CO.                    UBS WARBURG

Prospectus dated September 12, 2002

      You should note that Granite Finance Funding Limited ("FUNDING") has established previous issuers which have made previous intercompany loans to Funding, and that Funding may establish from time to time new issuers which will make new intercompany loans to Funding. Each previous issuer made a previous intercompany loan from the proceeds of the previous notes that were issued by that previous issuer, and any new issuer will make a new intercompany loan from the proceeds of new notes that are issued by that new issuer. The previous notes issued by the previous issuers ultimately are, and any new notes issued by a new issuer ultimately will be, secured by the same trust property (primarily consisting of the mortgage portfolio) as the notes issued by us under this prospectus.

      Funding will repay each outstanding intercompany loan in proportion to the relevant issuer's allocable interest in the Funding share of the trust property, principally consisting of principal and revenue receipts on the underlying mortgage loans. The amount and timing of payments under an intercompany loan are determined by the amount and timing of payments on the notes issued by the relevant issuer and by the priorities for payment applicable to those notes. The terms of the previous notes issued by the previous issuers and of any new notes issued by a new issuer may therefore result in those previous notes and the related previous intercompany loans or those new notes and the related new intercompany loan being repaid prior to the repayment of the notes issued by us under this prospectus and our related intercompany loan regardless of the ratings of such previous notes or new notes relative to the notes.

      A note is not a deposit and neither the notes, payments under the intercompany loan nor the underlying mortgage loans are insured or guaranteed by any United Kingdom or United States governmental agency.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements including, but not limited to, statements made under the captions "RISK FACTORS", "THE MORTGAGE LOANS", "THE ADMINISTRATOR AND THE ADMINISTRATION AGREEMENT" and "MATURITY AND REPAYMENT considerations". These forward-looking statements can be identified by the use of forward-looking terminology, such as the words "believes", "expects", "may", "intends", "should" or "anticipates", or the negative or other variations of those terms. These statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results and performance of the notes, Northern Rock plc or the UK residential mortgage industry to differ materially from any future results or performance expressed or implied in the forward-looking statements. These risks, uncertainties and other factors include, among others: general economic and business conditions in the UK; currency exchange and interest fluctuations; governmental, statutory, regulatory or administrative initiatives affecting Northern Rock plc; changes in business strategy, lending practices or customer relationships; and other factors that may be referred to in this prospectus. Some of the most significant of these risks, uncertainties and other factors are discussed under the caption "RISK FACTORS", and you are encouraged to carefully consider those factors prior to making an investment decision.

                               TABLE OF CONTENTS

SUMMARY OF PROSPECTUS...................................................................................      9
 Overview of the transaction ...........................................................................      9
STRUCTURAL DIAGRAM OF THE SECURITIZATION PROGRAM .......................................................     11
DIAGRAM OF OWNERSHIP STRUCTURE .........................................................................     12
SUMMARY OF THE NOTES ...................................................................................     14
 The issuer ............................................................................................     14
 Funding ...............................................................................................     15
 The mortgages trustee .................................................................................     15
 The seller, the administrator, the cash manager, the issuer cash manager and the
  account bank .........................................................................................     15
 The notes .............................................................................................     16
 Relationship between the notes and the intercompany loan ..............................................     17
 Operative documents concerning the notes ..............................................................     17
 Payment priority and ranking of notes .................................................................     17
 Optional redemption of the notes for tax and other reasons ............................................     19
 Withholding tax........................................................................................     20
 The closing date.......................................................................................     20
 The note trustee.......................................................................................     20
 The paying agents and agent bank ......................................................................     20
 The registrar and transfer agent ......................................................................     20
 The mortgage loans.....................................................................................     20
 Assignment of the mortgage loans ......................................................................     22
 The mortgages trust ...................................................................................     23
 The intercompany loan .................................................................................     28
 The security trustee...................................................................................     28
 Security granted by Funding and the issuer ............................................................     29
 Swap providers.........................................................................................     29
 Swap agreements .......................................................................................     30
 Post-enforcement call option ..........................................................................     30
 Rating of the series 1 notes...........................................................................     31
 Listing................................................................................................     31
 The previous issuers and new issuers...................................................................     31
 United Kingdom tax status .............................................................................     32
 United States tax status ..............................................................................     33
 Jersey (Channel Islands) tax status ...................................................................     33
 ERISA considerations for investors ....................................................................     34
 Fees ..................................................................................................     34
RISK FACTORS ...........................................................................................     36
DEFINED TERMS ..........................................................................................     61
US DOLLAR PRESENTATION .................................................................................     61
STERLING/US DOLLAR EXCHANGE RATE HISTORY ...............................................................     61
THE ISSUER..............................................................................................     63
 Introduction ..........................................................................................     63
 Directors and secretary................................................................................     63
 Capitalization and borrowings .........................................................................     64
 Management's discussion and analysis of financial condition of the issuer .............................     65
USE OF PROCEEDS ........................................................................................     66
THE NORTHERN ROCK GROUP ................................................................................     67
 The seller.............................................................................................     67
 Mortgage business......................................................................................     67
 Subsidiaries of the seller ............................................................................     67

FUNDING.................................................................................................     68
 Introduction ..........................................................................................     68
 Directors and secretary................................................................................     68
 Capitalization and borrowings .........................................................................     69
 Management's discussion and analysis of financial condition............................................     69
THE MORTGAGES TRUSTEE ..................................................................................     71
 Introduction ..........................................................................................     71
 Directors and secretary................................................................................     71
HOLDINGS ...............................................................................................     73
 Introduction ..........................................................................................     73
 Directors and secretary................................................................................     73
GPCH LIMITED ...........................................................................................     74
 Introduction ..........................................................................................     74
 Directors and secretary................................................................................     74
THE CURRENCY SWAP PROVIDER..............................................................................     76
DESCRIPTION OF THE PREVIOUS ISSUERS, THE PREVIOUS NOTES AND THE PREVIOUS
INTERCOMPANY LOANS .....................................................................................     77
 First issuer...........................................................................................     77
 Second issuer..........................................................................................     78
 Third issuer ..........................................................................................     79
 Previous issuers - general.............................................................................     79
THE MORTGAGE LOANS .....................................................................................     81
 Introduction ..........................................................................................     81
 Characteristics of the mortgage loans .................................................................     82
 Origination of the mortgage loans......................................................................     94
 Buildings insurance policies ..........................................................................     98
 The cut-off date mortgage portfolio ...................................................................    101
 Types of property......................................................................................    101
 Expected seasoning of mortgages at closing ............................................................    102
 Years to maturity at closing ..........................................................................    102
 Geographical distribution of mortgaged properties .....................................................    103
 Current loan-to-value ratios ..........................................................................    103
 Outstanding current balances ..........................................................................    104
 Mortgage loan products ................................................................................    104
 Employment status .....................................................................................    104
 Distribution of fixed rate mortgage loans..............................................................    105
 Month/year in which fixed rate period ends ............................................................    105
 Repayment terms........................................................................................    106
CHARACTERISTICS OF UNITED KINGDOM RESIDENTIAL MORTGAGE MARKET ..........................................    107
 CPR rates .............................................................................................    107
 Repossession rate .....................................................................................    110
 Arrears information ...................................................................................    110
 House price to earnings ratio..........................................................................    110
 House price index .....................................................................................    111
THE ADMINISTRATOR AND THE ADMINISTRATION AGREEMENT......................................................    114
 The administrator .....................................................................................    114
 Administration of mortgage loans ......................................................................    114
 Arrears and default procedures.........................................................................    114
 Arrears experience.....................................................................................    117
 The administration agreement ..........................................................................    120
 Governing law..........................................................................................    125
ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY...................................................    126
 The mortgage sale agreement ...........................................................................    126
 The additional assigned mortgage portfolio ............................................................    126
 Representations and warranties ........................................................................    127
 Repurchase by the seller ..............................................................................    129

 Product switches and further advances..................................................................    129
 Re-draws under flexible mortgage loans ................................................................    131
 Assignment of new mortgage loans and their related security ...........................................    131
 Transfer of legal title to the mortgages trustee ......................................................    134
 Title deeds............................................................................................    135
 Governing law..........................................................................................    135
THE MORTGAGES TRUST ....................................................................................    136
 General legal structure ...............................................................................    136
 Fluctuation of the seller share/Funding share of the trust property ...................................    137
 Funding share of trust property (distribution date recalculation)......................................    138
 Funding share of trust property (assignment date recalculation) .......................................    139
 Adjustments to trust property..........................................................................    140
 Weighted average Funding share percentage .............................................................    141
 Seller share of trust property (distribution date recalculation) ......................................    142
 Seller share of trust property (assignment date recalculation) ........................................    142
 Weighted average seller share percentage ..............................................................    142
 Minimum seller share ..................................................................................    143
 Adjustments to distributions ..........................................................................    143
 Cash management of trust property - revenue receipts ..................................................    144
 Mortgages trust allocation of revenue receipts.........................................................    144
 Cash management of trust property - principal receipts ................................................    146
 Mortgages trust allocation and distribution of principal receipts prior to the
  occurrence of a trigger event.........................................................................    146
 Mortgages trust allocation and distribution of principal receipts after the
  occurrence of a trigger event.........................................................................    148
 Overpayments ..........................................................................................    148
 Losses ................................................................................................    149
 Disposal of trust property ............................................................................    149
 Additions to, and reductions from, the trust property .................................................    149
 Arrears ...............................................................................................    150
 Increasing and decreasing the seller share of the trust property ......................................    150
 Increasing the Funding share of the trust property ....................................................    151
 Termination of the mortgages trust.....................................................................    151
 Retirement of mortgages trustee........................................................................    151
 Governing law..........................................................................................    151
THE INTERCOMPANY LOAN AGREEMENT.........................................................................    152
 The facility ..........................................................................................    152
 Conditions precedent to drawdown ......................................................................    152
 The intercompany loan .................................................................................    152
 Representations, warranties and covenants .............................................................    152
 Payment of interest ...................................................................................    153
 Repayment of the intercompany loan ....................................................................    154
 Allocation of losses ..................................................................................    154
 Limited recourse.......................................................................................    154
 Intercompany loan events of default ...................................................................    155
 Other intercompany loan agreements ....................................................................    155
 Funding's bank accounts ...............................................................................    156
CASHFLOWS...............................................................................................    158
 Distributions of Funding available revenue receipts ...................................................    158
 Distribution of issuer available receipts prior to enforcement of the issuer security .................    162
 Distribution of Funding available principal receipts prior to the enforcement of the
  Funding security......................................................................................    166
 Distribution of issuer available principal receipts ...................................................    169
 Distribution of issuer available principal receipts prior to enforcement of the issuer
  security and/or the occurrence of a trigger event ....................................................    169

 Distribution of issuer available principal receipts following the occurrence of a
  non-asset trigger event ..............................................................................    174
 Distribution of issuer available principal receipts following the occurrence of an
  asset trigger event ..................................................................................    176
 Distribution of Funding available principal receipts and Funding available revenue
  receipts following enforcement of the Funding security ...............................................    178
 Distribution of issuer available principal receipts and issuer available revenue
  receipts following enforcement of the issuer security ................................................    178
CREDIT STRUCTURE........................................................................................    182
 Credit support for the notes provided by mortgages trustee available revenue
  receipts .............................................................................................    182
 Funding reserve fund ..................................................................................    183
 Issuer reserve fund ...................................................................................    184
 Issuer liquidity reserve fund .........................................................................    185
 Issuer principal deficiency ledger ....................................................................    186
 Funding principal deficiency ledger ...................................................................    187
 Use of principal receipts to pay issuer income deficiency .............................................    188
 Issuer basis and currency swaps .......................................................................    188
 Priority of payments among the class B notes and the class C notes ....................................    189
 Mortgages trustee GIC account/Funding GIC account/Funding (Granite 02-2) GIC
  account ..............................................................................................    189
 Start-up loan .........................................................................................    189
THE SWAP AGREEMENTS.....................................................................................    191
 General ...............................................................................................    191
 The basis rate swap ...................................................................................    191
 The dollar currency swaps .............................................................................    193
 The euro currency swaps................................................................................    194
 Ratings downgrade of swap providers....................................................................    195
 Termination of the swaps ..............................................................................    196
 Taxation ..............................................................................................    198
 Limited recourse and swap payment obligation ..........................................................    198
CASH MANAGEMENT FOR THE MORTGAGES TRUSTEE AND FUNDING...................................................    199
 Cash management services to be provided in relation to the mortgages trust ............................    199
 Cash management services to be provided to Funding ....................................................    199
 Compensation of cash manager ..........................................................................    200
 Resignation of cash manager ...........................................................................    201
 Termination of appointment of cash manager ............................................................    201
 Governing law..........................................................................................    201
CASH MANAGEMENT FOR THE ISSUER .........................................................................    202
 Cash management services to be provided to the issuer .................................................    202
 Issuer's bank account .................................................................................    202
 Compensation of issuer cash manager ...................................................................    203
 Resignation of issuer cash manager ....................................................................    203
 Termination of appointment of issuer cash manager .....................................................    203
 Governing law..........................................................................................    203
SECURITY FOR FUNDING'S OBLIGATIONS .....................................................................    204
 Covenant to pay........................................................................................    204
 Funding security.......................................................................................    204
 Funding pre-enforcement and post-enforcement priority of payments......................................    206
 Enforcement ...........................................................................................    206
 Conflicts .............................................................................................    207
 Delegation by the security trustee to an authorized third party........................................    207
 No enforcement by Funding secured creditors ...........................................................    207
 Modification and waiver, fees, retirement and responsibilities of the security
  trustee ..............................................................................................    208
 Governing law..........................................................................................    209

SECURITY FOR THE ISSUER'S OBLIGATIONS ..................................................................    210
 Covenant to pay........................................................................................    210
 Issuer security .......................................................................................    210
 Issuer pre-enforcement and post-enforcement priority of payments ......................................    211
 Enforcement ...........................................................................................    211
 Conflicts .............................................................................................    211
 No enforcement by issuer secured creditors ............................................................    212
 Modification and waiver, fees, retirement and responsibilities of the note trustee                         212
  Governing law.........................................................................................    213
DESCRIPTION OF THE TRUST DEED ..........................................................................    214
 Trust Indenture Act prevails...........................................................................    215
 Governing law..........................................................................................    215
THE NOTES ..............................................................................................    216
 Payment................................................................................................    217
 Clearance and settlement...............................................................................    217
 Individual note certificates ..........................................................................    220
DESCRIPTION OF THE OFFERED NOTES .......................................................................    221
RATINGS OF THE SERIES 1 NOTES ..........................................................................    239
MATURITY AND REPAYMENT CONSIDERATIONS ..................................................................    240
MATERIAL LEGAL ASPECTS OF THE MORTGAGE LOANS AND THE RELATED SECURITY ..................................    241
 General ...............................................................................................    241
 Registered title ......................................................................................    241
 Unregistered title ....................................................................................    242
 Taking security over land .............................................................................    242
 The seller as mortgagee................................................................................    243
 Enforcement of mortgages...............................................................................    243
MATERIAL UNITED KINGDOM TAX CONSEQUENCES................................................................    245
 Taxation of US residents ..............................................................................    245
 Withholding tax........................................................................................    246
 Direct assessment of non-UK resident holders of notes to UK tax on interest ...........................    247
 Taxation of returns: companies within the charge to UK corporation tax ................................    247
 Taxation of returns: other noteholders ................................................................    247
 Accrued income scheme .................................................................................    248
 Stamp duty and stamp duty reserve tax .................................................................    248
 UK taxation of Funding and the issuer .................................................................    248
 UK taxation of the mortgages trustee ..................................................................    248
MATERIAL UNITED STATES TAX CONSEQUENCES ................................................................    249
 General ...............................................................................................    249
 Tax status of the issuer, Funding, mortgages trustee and mortgages trust ..............................    249
 Characterization of the US notes ......................................................................    250
 Taxation of US holders of the US notes ................................................................    250
 Backup withholding ....................................................................................    251
MATERIAL JERSEY (CHANNEL ISLANDS) TAX CONSIDERATIONS ...................................................    253
 Tax status of the mortgages trustee and the mortgages trust ...........................................    253
 Tax status of Funding .................................................................................    253
ERISA CONSIDERATIONS ...................................................................................    254
ENFORCEMENT OF FOREIGN JUDGMENTS IN ENGLAND AND WALES ..................................................    257
UNITED STATES LEGAL INVESTMENT CONSIDERATIONS ..........................................................    258
EXPERTS ................................................................................................    258
LEGAL MATTERS...........................................................................................    258
UNDERWRITING ...........................................................................................    259
 United States .........................................................................................    259
 United Kingdom ........................................................................................    261
 Netherlands ...........................................................................................    261
 Italy .................................................................................................    261
 General ...............................................................................................    262
REPORTS TO NOTEHOLDERS .................................................................................    263
WHERE INVESTORS CAN FIND MORE INFORMATION ..............................................................    263

LISTING AND GENERAL INFORMATION ........................................................................    264
 Authorization .........................................................................................    264
 Listing of notes ......................................................................................    264
 Clearing and settlement ...............................................................................    264
 Litigation ............................................................................................    264
 Accounts ..............................................................................................    265
 Significant or material change ........................................................................    265
 Documents available ...................................................................................    265
GLOSSARY ...............................................................................................    267
INDEX OF APPENDICES ....................................................................................    307
APPENDIX A .............................................................................................    308
APPENDIX B .............................................................................................    309
APPENDIX C .............................................................................................    310
APPENDIX D .............................................................................................    311
APPENDIX E..............................................................................................    312
APPENDIX F..............................................................................................    313
APPENDIX G .............................................................................................    314
APPENDIX H .............................................................................................    315
APPENDIX I .............................................................................................    316
APPENDIX J..............................................................................................    328
APPENDIX K .............................................................................................    329
APPENDIX L..............................................................................................    330
APPENDIX M .............................................................................................    331
APPENDIX N .............................................................................................    332
APPENDIX O .............................................................................................    333

                              SUMMARY OF PROSPECTUS

The information on pages 14 to 35 is a summary of the principal features of the notes, including a description of the mortgage loans that will generate the income for us to make payments on the notes and the contracts that document the transaction. This summary does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully, especially the risks of investing in the notes discussed under "RISK FACTORS".

OVERVIEW OF THE TRANSACTION

      The following is an overview of the transaction as illustrated by the "STRUCTURAL DIAGRAM OF THE SECURITIZATION PROGRAM". The numbers in the diagram refer to the numbered paragraphs in this section.

(1) On March 26, 2001, the seller assigned the initial mortgage portfolio and the other initial trust property to the mortgages trustee pursuant to the mortgage sale agreement and retained an interest for itself in the trust property. On September 28, 2001 and on March 20, 2002, the seller assigned further mortgage portfolios and the other further trust property to the mortgages trustee pursuant to the mortgage sale agreement, while continuing to retain an interest for itself in the trust property. For a further description of the assignment of the initial and further mortgage portfolios, see "SUMMARY OF THE NOTES - ASSIGNMENT OF THE MORTGAGE LOANS". The seller will assign to the mortgages trustee a portfolio of additional assigned mortgage loans and their related security on the closing date, while continuing to retain an interest for itself in the trust property. On the closing date, the trust property will consist of the mortgage portfolio, which will include the existing mortgage loans and the additional assigned mortgage loans, their related security, any accrued interest on those mortgage loans and other amounts derived from those mortgage loans. The existing mortgage loans are, and the additional assigned mortgage loans will be, residential mortgage loans originated by Northern Rock plc and secured over mortgaged properties located in England and Wales.

(2) The mortgages trustee holds the trust property in trust for the benefit of the seller and Funding pursuant to a mortgages trust deed. The seller and Funding each has a joint and undivided interest in the trust property, but their entitlement to the proceeds from the trust property is in proportion to their respective shares of the trust property.

(3) Unless otherwise expressly provided in the mortgages trust deed, the cash manager on behalf of the mortgages trustee distributes interest and principal payments on the mortgage loans and allocates losses in relation to the mortgage loans to the seller and Funding according to the share that each of them then has in the trust property, expressed as a percentage. These percentages fluctuate as described in "SUMMARY OF THE NOTES - THE MORTGAGES TRUST".

(4) Funding will pay the proceeds of the intercompany loan from the issuer to the mortgages trustee in satisfaction of Funding's initial contribution to the mortgages trustee for the Funding share of the additional trust property pursuant to the mortgages trust deed. Upon receipt of Funding's initial contribution, the mortgages trustee will pay these funds to the seller in satisfaction of the mortgages trustee's obligation to pay to the seller the initial purchase price for the assignment to the mortgages trustee of the additional assigned mortgage portfolio pursuant to the mortgage sale agreement. Funding's initial contribution to the mortgages trustee for the additional trust property will increase the Funding share of the trust property. The trust property also will increase following the assignment by the seller to the mortgages trustee of the additional assigned mortgage portfolio on the closing date. From time to time Funding will make deferred contributions to the mortgages trustee pursuant to the mortgages trust deed in respect of the Funding share of the trust property and from such deferred contributions the mortgages trustee will from time to time make payments of deferred purchase price to the seller.

(5) In addition to paying certain of its own fees and expenses, Funding will use amounts received from its share in the trust property to meet its obligations to pay interest, principal and fees due to the issuer under the intercompany loan, to pay interest, principal and fees due to the previous issuers under the previous issuers' intercompany loans and to any new issuer under any new intercompany loan, to allocate for the issuer amounts to replenish the issuer reserve fund and to fund and/or replenish the issuer liquidity reserve fund, if any (and, in respect of the previous issuers and any new issuer, to allocate for such issuer amounts to replenish such issuer's reserve fund and to fund and/or replenish such issuer's liquidity reserve fund, if any) and to replenish the Funding reserve fund. Funding's obligations to the issuer under the intercompany loan will be secured under the Funding deed of charge by, among other things, Funding's rights to its share of the trust property. Funding's rights to its share in the trust property also secures its obligations to the previous issuers under the previous intercompany loans and will secure its obligations to any new issuer under any new intercompany loan.

(6) The issuer's obligations to pay interest and principal on the notes will be funded primarily from the payments of interest and principal received by it from Funding under the intercompany loan. The issuer's primary asset will be its rights under the intercompany loan agreement. Neither you nor the issuer will have any direct interest in the trust property, although the issuer will have a security interest (which it will share with the previous issuers and any new issuer) under the Funding deed of charge in Funding's rights to its share of the trust property.

(7) The issuer will sell the notes to you and then lend the proceeds to Funding under the intercompany loan.

(8) These accounts, reserve funds and swaps, and their function in the transaction structure, are described later in this prospectus. They are included in this diagram so that you can refer back to see where they fit into the structure.

                STRUCTURAL DIAGRAM OF THE SECURITIZATION PROGRAM




                               [GRAPHIC OMITTED]

                         DIAGRAM OF OWNERSHIP STRUCTURE




                               [GRAPHIC OMITTED]









      This diagram illustrates the ownership structure of the principal parties to the transaction. The purpose of this diagram is to draw your attention to two facts:

      o Firstly, the seller has no ownership interest in any of the entities in the above diagram. As a result, the financial condition of the seller should not directly affect the mortgages trustee, Funding, the issuer or, ultimately, investors in the notes, although the seller still has a connection with the transaction for other reasons (such as acting as administrator of the mortgage loans and as basis rate swap provider).

      o Secondly, Funding has established previous issuers which have made previous intercompany loans to Funding, and Funding may establish from time to time new issuers which will make new intercompany loans to Funding, as described under "SUMMARY OF THE NOTES - THE PREVIOUS ISSUERS AND NEW ISSUERS ". Each previous issuer made a previous intercompany loan from the proceeds of the previous notes that were issued by that previous issuer, and any new issuer will make a new intercompany loan from the proceeds of new notes that are issued by that new issuer. The previous notes issued by the previous issuers ultimately are, and any new notes issued by a new issuer ultimately will be, secured by the same trust property (primarily consisting of the mortgage portfolio) as the notes issued by us under this prospectus. Payments by Funding to new issuers under any new intercompany loans will rank equally in priority with payments made by Funding to the previous issuers under the previous intercompany loans and to us under our intercompany loan. However, you should note that the amount and timing of payments under an intercompany loan are determined by the amount and timing of payments on the notes issued by the relevant issuer and by the priorities for payment applicable to those notes. The terms of the previous notes issued by the previous issuers and of any new notes issued by a new issuer may therefore result in those previous notes and the related previous intercompany loans or those new notes and the related new intercompany loan being repaid prior to the repayment of the notes issued by us under this prospectus and our related intercompany loan regardless of the ratings of such previous notes or new notes relative to the notes.

The following is a description of the above diagram:

o Each of the mortgages trustee, Funding and GPCH Limited is a wholly-owned subsidiary of Granite Finance Holdings Limited.

o     We are a wholly-owned subsidiary of Funding.

o The entire issued share capital of Holdings is held on trust by a professional trust company under the terms of a discretionary trust for the benefit of one or more charities. The professional trust company is not affiliated with the seller. Any profits received by Holdings, after payment of the costs and expenses of Holdings, will be paid for the benefit of the Down's Syndrome North East Association (U.K.) and for other charitable purposes selected at the discretion of the professional trust company. The payments on your notes will not be affected by this arrangement.

                              SUMMARY OF THE NOTES

      In addition to the series 1 class A1 notes, the series 1 class A2 notes, the series 1 class B notes and the series 1 class C notes, the issuer will issue series 2 class A notes, series 2 class B notes, series 2 class C notes, series 3 class A notes, series 3 class B notes and series 3 class C notes. The series 1 notes, series 2 notes and series 3 notes will each be secured by the issuer security, comprising our interest in our intercompany loan and our interest in the security granted by Funding, including Funding's beneficial interest in the mortgage loans. The series 2 notes and series 3 notes have not been registered with the United States Securities and Exchange Commission and are not being offered by this prospectus. However, the term "NOTES" when used in this prospectus includes all of the series 1 notes, series 2 notes and series 3 notes, certain features of which are summarized in this section.

      Regardless of the subordination of the class B notes and the class C notes to the class A notes, certain payments on the series 1 class B notes and the series 1 class C notes may be paid before the series 2 class A notes or the series 3 class A notes, as described in " - THE NOTES - PAYMENT PRIORITY AND RANKING OF THE NOTES".


                                                         CLASS OF NOTES
             SERIES 1         SERIES 1           SERIES 1         SERIES 1         SERIES 2           SERIES 2        SERIES 2
             CLASS            CLASS              CLASS            CLASS            CLASS              CLASS           CLASS
             A1               A2                 B                C                A                  B               C
             -------------    -------------      -------------    ------------     ------------       ------------    -----------
Principal     $650,000,000    $1,150,000,000     $60,000,000      $88,000,000  (Euro)1,100,000,000 (Euro)41,000,000 (Euro)53,000,000
Amount:
Credit       Subordination    Subordination      Subordination    The              Subordination      Subordination   The
enhancement: of the           of the             of the           issuer           of the             of the          issuer
             class B          class B            class C          reserve          class B            class C         reserve
             notes,           notes,             notes            fund             notes,             notes           fund
             the class        the                and the                           the                and the
             C notes          class C            issuer                            class C            issuer
             and the          notes              reserve                           notes              reserve
             issuer           and the            fund                              and the            fund
             reserve          issuer                                               issuer
             fund             reserve                                              reserve
                              fund                                                 fund

Interest     Three-month      Three-month        Three-month      Three-month      Three-month        Three-month     Three-month
rate:        USD LIBOR        USD                USD              USD              EURIBOR            EURIBOR         EURIBOR
             + margin         LIBOR +            LIBOR +          LIBOR +          + margin           + margin        + margin
                              margin             margin           margin

Margin       0.11%            0.18%              0.37%            1.25%            0.19%              0.37%           1.25%
until        p.a.             p.a.               p.a              p.a              p.a                p.a             p.a
payment
date
falling in
January
2008:

Margin       0.22%            0.36%              0.74%            2.25%            0.38%              0.74%           2.25%
after        p.a.             p.a.               p.a              p.a              p.a                p.a             p.a
payment
date
falling in
January
2008:

Interest     Actual/360       Actual/360         Actual/360       Actual/360       Actual/360         Actual/360      Actual/360
accrual
method:

Payment      For all of the notes, interest and principal will be payable quarterly in arrears on the payment dates falling in
dates:       January, April, July and October of each year, beginning in January 2003.

First        January          January            January          January          January            January         January
payment      2003             2003               2003             2003             2003               2003            2003
date
(payment
date
occurring
in):

Final        January          January            January          January          January            January         January
maturity     2017             2043               2043             2043             2043               2043            2043
date:

Tax          Debt for         Debt for           Debt for         Debt for         N/A                N/A             N/A
treatment:   United           United             United           United           (these             (these          (these
             States           States             States           States           notes              notes           notes
             federal          federal            federal          federal          are not            are not         are not
             income           income             income           income           being              being           being
             tax              tax                tax              tax              offered            offered         offered
             purposes,        purposes,          purposes,        purposes,        or sold            or sold         or sold
             subject          subject            subject          subject          in the             in the          in the
             to the           to the             to the           to the           United             United          United
             considerations   considerations     considerations   considerations   States)            States)         States)
             contained        contained          contained        contained
             in               in                 in               in
             "Material        "Material          "Material        "Material
             United           United             United           United
             States           States             States           States
             tax              tax                tax              tax
             consequences"    consequences"      consequences"    consequences"


ERISA        Yes,             Yes,               Yes,             Yes,             N/A                N/A             N/A
eligible:    subject          subject            subject          subject          (these             (these          (these
             to the           to the             to the           to the           notes              notes           notes
             considerations   considerations     considerations   considerations   are not            are not         are not
             in "ERISA        in                 in               in               being              being           being
             considerations"  "ERISA             "ERISA           "ERISA           offered            offered         offered
                              considerations"    considerations"  considerations"  or sold            or sold         or sold
                                                                                   in the             in the          in the
                                                                                   United             United          United
                                                                                   States)            States)         States)

Stock        London           London             London           London           London             London          London
Exchange
Listing:

ISIN:        US38741RAA23     US38741RAB06       US38741RAC88     US38741RAD61     XS0153568638       XS0153568984    XS0153569289
Common       015401761        015401800          015401826        015401834        015356863          015356898       015356928
Code:

CUSIP        38741RAA2        38741RAB0          38741RAC8        38741RAD6        N/A                N/A             N/A
Number:

Expected     Aaa/AAA/AAA      Aaa/AAA/AAA        Aa3/AA/AA        Baa2/BBB/BBB     Aaa/AAA/AAA        Aa3/AA/AA       Baa2/BBB/BBB
rating
(Moody's/
S&P/Fitch):

             SERIES 3               SERIES 3              SERIES 3
             CLASS                  CLASS                 CLASS
             A                      B                     C
             ------------           ------------          ------------
Principal    (pound)665,000,000     (pound)25,000,000    (pound)33,000,000
Amount:
Credit       Subordination          Subordination         Subordination
enhancement: of the                 of the                of the
             class B                class C               issuer
             notes,                 notes                 reserve
             the                    and the               fund
             class C                issuer
             notes                  reserve
             and the                fund
             issuer
             reserve
             fund

Interest     Three-month            Three-month           Three-month
rate:        sterling               sterling              sterling
             LIBOR +                LIBOR +               LIBOR +
             margin                 margin                margin

Margin       0.19%                  0.37%                 1.25%
until        p.a                    p.a.                  p.a
payment
date
falling in
January
2008:

Margin       0.38%                  0.74%                 2.25%
after        p.a                    p.a                   p.a
payment
date
falling in
January
2008:

Interest     Actual/365             Actual/365            Actual/365
accrual
method:

Payment
dates:

First        January                January               January
payment      2003                   2003                  2003
date
(payment
date
occurring
in):

Final        January                January               January
maturity     2043                   2043                  2043
date:

Tax          N/A                    N/A                   N/A
treatment:   (these                 (these                (these
             notes                  notes                 notes
             are not                are not               are not
             being                  being                 being
             offered                offered               offered
             or sold                or sold               or sold
             in the                 in the                in the
             United                 United                United
             States)                States)               States)

ERISA        N/A                    N/A                   N/A
eligible:    (these                 (these                (these
             notes                  notes                 notes
             are not                are not               are not
             being                  being                 being
             offered                offered               offered
             or sold                or sold               or sold
             in the                 in the                in the
             United                 United                United
             States)                States)               States)

Stock        London                 London                London
Exchange
Listing:

ISIN:        XS0153569792           XS0153569875          XS0153569958

Common       015356979              015356987             015356995
Code:

CUSIP        N/A                    N/A                   N/A
Number:

Expected     Aaa/AAA/AAA            Aa3/AA/AA             Baa2/BBB/BBB
rating
(Moody's/
S&P/Fitch):



THE ISSUER

      Granite Mortgages 02-2 plc is a public limited company incorporated in England and Wales. Its registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX. Its telephone number is +44 020 7606 5451. References in this document to "WE" or "US" mean the issuer and references to "YOU" mean potential investors in the notes.

      We are a newly created special purpose company and a wholly-owned subsidiary of Funding. Our purpose is to issue the notes which represent our asset-backed obligations and to lend an amount equal to the proceeds of the notes to Funding. We will not engage in any activities that are unrelated to these purposes.

FUNDING

      Granite Finance Funding Limited is a private limited company incorporated in Jersey, Channel Islands. Its registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX. Its telephone number is 01534-609892.

      Funding has been registered under Schedule 21A to the Companies Act 1985 as having established a branch in England and Wales. Its branch address is 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW. Its telephone number is 020 7332 6161.

      Funding is a special purpose company. Funding currently owns a share of the trust property that it acquired with the proceeds of the previous intercompany loans from the previous issuers in connection with the issuance of the previous notes. Funding will borrow money from us pursuant to the terms of our intercompany loan agreement. Funding will use the money borrowed from us to pay to the mortgages trustee Funding's initial contribution for the Funding share of the additional trust property pursuant to the mortgages trust deed which, upon receipt by the mortgages trustee, will be paid to the seller in satisfaction of the initial purchase price for the assignment to the mortgages trustee of the additional assigned mortgage portfolio. Funding and the seller together are beneficially entitled to all of the trust property in accordance with their respective shares in the trust.

THE MORTGAGES TRUSTEE

      Granite Finance Trustees Limited is a private limited company incorporated in Jersey, Channel Islands. Its registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX. Its telephone number is 01534-609891.

      The mortgages trustee is a special purpose company. The purpose of the mortgages trustee is to acquire from time to time additional trust property from the seller and to hold all of the trust property on trust for the seller and Funding under the terms of the mortgages trust deed.

THE SELLER, THE ADMINISTRATOR, THE CASH MANAGER, THE ISSUER CASH MANAGER AND THE ACCOUNT BANK

      The seller is a bank incorporated in England and Wales as a public limited company. It is regulated by the Financial Services Authority. Its registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL. Its telephone number is +44 191 285 7191.

      The seller originated each of the additional assigned mortgage loans which it will assign to the mortgages trustee on the closing date according to the seller's lending criteria applicable at the time such mortgage loan was offered, which lending criteria were the same as or substantially similar to the criteria described later in this prospectus. Each mortgage loan in the existing mortgage portfolio was also originated according to the seller's lending criteria applicable at the time such mortgage loan was offered, which were the same as or substantially similar to the criteria described later in this prospectus.

      The seller acts as administrator of the mortgage portfolio under the terms of the administration agreement, pursuant to which it has agreed to continue to perform administrative functions in respect of the mortgage loans on behalf of the mortgages trustee and the beneficiaries, including collecting payments under the mortgage loans and taking steps to recover arrears. The seller may not resign as administrator unless a successor administrator has been appointed. In addition, the administrator may be replaced by a new administrator if it defaults in its obligations under the administration agreement.

      The seller has also been appointed as the cash manager for the mortgages trustee and Funding to manage their bank accounts, determine the amounts of and arrange payments to be made by them and keep certain records on their behalf.

      The seller will also be appointed as the issuer cash manager to manage our bank account, determine the amounts of and arrange payments to be made by us and keep certain records on our behalf.

       Citibank, N.A. will be appointed as account bank to provide banking services to us.

      Lloyds TSB Bank plc has also been appointed as account bank to provide banking services to Funding. Lloyds TSB Bank plc Jersey International Branch has been appointed as Jersey account bank to provide banking services to the mortgages trustee. Lloyds TSB Bank plc Jersey International Branch is a branch of Lloyds TSB Bank plc. Its activities currently include currency exchange, fund management, private banking, investment advice and treasury operations. The address of Lloyds TSB Bank plc Jersey International Branch is 4 Bond Street, St. Helier, Jersey JE4 8ZE.

      The seller has a continuing interest in the mortgage loans as one of the beneficiaries of the mortgages trust.

THE NOTES

CLASSES OF NOTES

       In this prospectus, we are offering one series of notes comprising four classes:

      $650,000,000 series 1 class A1 floating rate notes due January 2017

      $1,150,000,000 series 1 class A2 floating rate notes due January 2043

      $60,000,000 series 1 class B floating rate notes due January 2043

      $88,000,000 series 1 class C floating rate notes due January 2043

      In addition, we are issuing two separate series of notes each comprising three classes, which are not being offered by this prospectus:

      (euro)1,100,000,000 series 2 class A floating rate notes due January 2043

      (euro)41,000,000 series 2 class B floating rate notes due January 2043

      (euro)53,000,000 series 2 class C floating rate notes due January 2043

      (pound)665,000,000 series 3 class A floating rate notes due January 2043

      (pound)25,000,000 series 3 class B floating rate notes due January 2043

      (pound)33,000,000 series 3 class C floating rate notes due January 2043

      The series 1 class A1 notes and the series 1 class A2 notes are collectively referred to as the series 1 class A notes. The series 1 class A notes, the series 1 class B notes and the series 1 class C notes are collectively referred to as the series 1 notes. The series 2 class A notes, the series 2 class B notes and the series 2 class C notes are collectively referred to as the series 2 notes. The series 3 class A notes, the series 3 class B notes and the series 3 class C notes are collectively referred to as the series 3 notes. The series 1 class A notes, the series 2 class A notes and the series 3 class A notes are also collectively referred to as the class A notes and you should construe references to the class B notes and class C notes in an analogous manner.

      The series 2 notes and the series 3 notes are not being offered to the public in the United States by this prospectus. Instead, they will be offered to institutional investors outside the United States in transactions exempt from the registration requirements of the Securities Act.

      The series 1 notes, the series 2 notes and the series 3 notes collectively represent our asset-backed obligations.

RELATIONSHIP BETWEEN THE NOTES AND THE INTERCOMPANY LOAN

      On the closing date we will make an intercompany loan to Funding from the proceeds of the issue of the notes. For more information on the intercompany loan, see "THE INTERCOMPANY LOAN". We will repay the notes from payments made to us by Funding under the intercompany loan and, for notes denominated in US dollars, from payments made to us by the dollar currency swap provider and, for notes denominated in euro, from payments made by the euro currency swap provider. If Funding does not have enough money to pay amounts due under the intercompany loan to enable us to pay interest or repay principal amounts on the notes, then in certain circumstances Funding may access funds standing to the credit of the issuer reserve fund and/or the issuer liquidity reserve fund, although Funding will only be required to establish the issuer liquidity reserve fund in limited circumstances. For more information on the issuer reserve fund, see "CREDIT STRUCTURE - ISSUER RESERVE FUND", and for more information on the issuer liquidity reserve fund and the circumstances in which Funding will be required to establish the issuer liquidity reserve fund, see "CREDIT STRUCTURE - ISSUER LIQUIDITY RESERVE FUND". The ability of Funding to make payments on the intercompany loan will depend on Funding receiving its share of collections on the trust property, which will in turn depend principally on the collections the mortgages trustee receives on the mortgage loans and their related security.

OPERATIVE DOCUMENTS CONCERNING THE NOTES

      We will issue the notes under the trust deed. The notes also will be subject to a paying agent and agent bank agreement. The security for the notes will be created under the issuer deed of charge between us, the note trustee and our other secured creditors. Operative legal provisions relating to the notes will be included in the trust deed, the paying agent and agent bank agreement, the issuer deed of charge, the issuer cash management agreement and the notes themselves.

PAYMENT PRIORITY AND RANKING OF NOTES

      Payments of interest on the notes will be made from issuer available revenue receipts available to the issuer following payment of amounts owing to the security trustee, the note trustee, the agent bank and paying agents, the transfer agent, the registrar, third party creditors of the issuer, the issuer cash manager and the corporate services provider.

      Among the series 1 notes, payments of interest will be made on the series 1 class A1 notes and the series 1 class A2 notes in no order of priority between them but in proportion to the respective amounts due on the series 1 class A notes, payments of interest on the series 1 class A notes will be made ahead of payments of interest on the series 1 class B notes and the series 1 class C notes, and payments of interest on the series 1 class B notes will be made ahead of payments of interest on the series 1 class C notes.

      As between the series 1 notes, the series 2 notes and the series 3 notes, payments of interest will be made on the series 1 class A1 notes, the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes in no order of priority between them but in proportion to the respective amounts due on the class A notes (such payments to be made ahead of payments on the class B notes), payments of interest will be made on the series 1 class B notes, the series 2 class B notes and the series 3 class B notes in no order of priority between them but in proportion to the respective amounts due on the class B notes (such payments to be made ahead of payments on the class C notes), and payments of interest will be made on the series 1 class C notes, the series 2 class C notes and the series 3 class C notes in no order of priority between them but in proportion to the respective amounts due on the class C notes.

      For more information on the priority of interest payments to you, see "CASHFLOWS".

      If not already paid in full in accordance with the paragraph below or redeemed earlier, the principal amount outstanding of each class of notes will be repaid by the issuer on the final maturity date for that class of notes.

      On each payment date prior to the final maturity date, however, we will be obliged to make payments of principal on the notes to the extent of issuer available principal receipts subject to and in accordance with the relevant issuer priority of payments applicable to us on that date.

      Subject to there being no trigger event and no enforcement of the Funding security and/or the issuer security, no class of notes will be repaid an amount of principal which is greater than the controlled amortization amount in respect of that class of notes for the relevant payment date and, subject also to the satisfaction of certain conditions in relation to the payment of principal on the class B notes and the class C notes at any time when class A notes are outstanding as specified below, payments of principal will be made in accordance with the following priority. Repayments of principal in respect of the series 1 class A1 notes will be made ahead of repayment of principal in respect of the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes. Repayment of principal in respect of the series 1 class A2 notes and the series 2 class A notes will be made in no order of priority between them. However, repayment of principal in respect of the series 1 class A2 notes and the series 2 class A notes will be made ahead of repayment of principal in respect of the series 3 class A notes. Repayment of principal in respect of the class A notes will be made ahead of repayment of principal in respect of the class B notes. Repayment of principal in respect of the series 1 class B notes, the series 2 class B notes and the series 3 class B notes will be made in no order of priority between them. However, repayment of principal in respect of the class B notes will be made ahead of repayment of principal in respect of the class C notes. Repayment of principal in respect of the series 1 class C notes, the series 2 class C notes and the series 3 class C notes will be made in no order of priority between them.

      If any class A notes remain outstanding and any of the issuer arrears test, the issuer reserve requirement or the subordinated principal test are not satisfied on the relevant payment date, no amount of principal will be payable in respect of the class B notes or the class C notes.

      The controlled amortization amount payable in respect of each class of notes is determined by a schedule that indicates the target balance for that class of notes on the relevant payment date, as set forth under "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY AND/OR OCCURRENCE OF A TRIGGER EVENT". However, you should be aware that not all classes of notes are scheduled to receive payments of principal on each payment date. The controlled amortization amount payable on some classes of notes will be zero, which means that, despite the principal priority of payments described above, lower ranking classes of notes may nevertheless be repaid principal before higher ranking classes of notes. Payments of principal are expected to be made to each class of notes in scheduled amounts up to the amounts set forth under "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY AND/OR OCCURRENCE OF A TRIGGER event".

      Following the occurrence of a trigger event, the enforcement of the Funding security and/or the enforcement of the issuer security, the above priority of payments will change and we will make repayments of principal in accordance with and subject to the relevant issuer priority of payments as described in "CASHFLOWS".

      The issuer reserve fund provides credit enhancement for the class C notes. The issuer reserve fund and the class C notes provide credit enhancement for the class B notes. The issuer reserve fund, the class C notes and the class B notes provide credit enhancement for the class A notes. You should note, however, that the series 2 notes as a group do not provide credit enhancement for the series 1 notes and the series 3 notes as a group do not provide credit enhancement for the series 1 notes or the series 2 notes.

      For more information on the priority of principal repayments to you, see "CASHFLOWS". For more information on the redemption of the notes, including a description of asset trigger events and non-asset trigger events, see "THE MORTGAGES TRUST - CASH MANAGEMENT OF TRUST PROPERTY - PRINCIPAL RECEIPTS" and "CASHFLOWS".

      You should note that Funding has established previous issuers, each of which has made a previous intercompany loan to Funding, and that Funding may establish from time to time new issuers which will make new intercompany loans to Funding, as described under "- THE PREVIOUS ISSUERS AND NEW ISSUERS" and "THE INTERCOMPANY LOAN AGREEMENT - OTHER INTERCOMPANY LOAN AGREEMENTS". Each previous issuer made a previous intercompany loan from the proceeds of the previous notes that were issued by that previous issuer, and any new issuer will make a new intercompany loan from the proceeds of new notes that are issued by that new issuer. The previous notes issued by the previous issuers ultimately are, and any new notes issued by a new issuer ultimately will be, secured by the same trust property (primarily consisting of the mortgage portfolio) as the notes issued by us under this prospectus.

      You should also note that payments by Funding to the previous issuers under the previous intercompany loans and to new issuers under any new intercompany loans will rank equally in priority with payments made by Funding to us under our intercompany loan. In other words, interest and principal payments under our intercompany loan will not have priority over interest and principal payments on the previous intercompany loans or any new intercompany loans that are made at later dates. Instead, Funding will initially allocate interest and principal to make payments under each outstanding intercompany loan in no order of priority between them but in proportion to each relevant issuer's allocable interest in the Funding share of the trust property (or, if provided under the relevant intercompany loan agreement, will set aside that allocable interest in the Funding share of principal receipts for that issuer). However, the amount and timing of payments under an intercompany loan are determined by the amount and timing of payments on the notes issued by the relevant issuers and by the priorities for payment applicable to those notes. The terms of the previous notes issued by the previous issuers and of any new notes issued by a new issuer may therefore result in those previous notes and the related previous intercompany loans or those new notes and the related new intercompany loan being repaid prior to the repayment of the notes issued by us under this prospectus and our related intercompany loan regardless of the ratings of such previous notes or new notes relative to the notes.

OPTIONAL REDEMPTION OF THE NOTES FOR TAX AND OTHER REASONS

      We may redeem all of the notes at their principal amount outstanding in the event of particular tax changes affecting the notes or the intercompany loan which cannot be avoided by us or Funding, as the case may be, taking reasonable measures available to us or Funding if (a) we give not more than 60 nor less than 30 days' notice to you and the note trustee in accordance with the terms and conditions of the notes, and (b) we have, prior to giving that notice, provided all necessary opinions to the note trustee and certified to the note trustee that, among other things, we will have the necessary funds to pay principal and interest due in respect of the notes on the relevant payment date.

      In addition, we may redeem in principally the same manner all of the notes outstanding:

      o on the payment date falling in January 2008 and on any payment date thereafter. This gives us the option to redeem the notes after the January 2008 step-up date for interest; or

      o on any payment date on which the aggregate principal amount outstanding of the notes is less than 10% of the aggregate principal amount outstanding of the notes as at the closing date; or

      o on any payment date after it has become unlawful for us to make, fund or allow to remain outstanding the intercompany loan and we have required Funding to prepay the intercompany loan.

      Any notes that we redeem under these circumstances will be redeemed at their principal amount outstanding together with accrued but unpaid interest on that principal amount.

      For a detailed description of the circumstances in which the notes may be redeemed see "DESCRIPTION OF THE OFFERED NOTES".

WITHHOLDING TAX

      Payments of interest and principal with respect to the notes will be subject to any applicable withholding taxes and we will not be obliged to pay additional amounts in relation thereto. The applicability of any UK withholding tax is discussed under "MATERIAL UNITED KINGDOM TAX CONSEQUENCES".

THE CLOSING DATE

      We will issue the notes on or about September 23, 2002.

THE NOTE TRUSTEE

      The Bank of New York is the note trustee. Its address is One Canada Square, 48th Floor, London E14 5AL. The note trustee will act as trustee for you under the trust deed.

THE PAYING AGENTS AND AGENT BANK

      Citibank, N.A., London branch is the principal paying agent. Its address is 5 Carmelite Street, London EC4Y 0PA. Citibank, N.A. is the US paying agent and its address is 14th Floor Zone 3, 111 Wall Street, New York, New York 10043. The paying agents will make payments on the notes to you.

      Citibank, N.A. is the agent bank. Its address is 5 Carmelite Street, London EC4Y 0PA. The agent bank will calculate the interest rate on the notes.

THE REGISTRAR AND TRANSFER AGENT

      Citibank, N.A. is also the registrar and transfer agent. Its address is 5 Carmelite Street, London EC4Y 0PA. The registrar will maintain a register in respect of the notes. The transfer agent is responsible for administering any transfer of notes.

THE MORTGAGE LOANS

      In describing the characteristics of the mortgage loans, references in this prospectus to the "INITIAL MORTGAGE PORTFOLIO" mean the portfolio of mortgage loans, their related security, accrued interest and other amounts derived from such mortgage loans that the seller assigned to the mortgages trustee on March 26, 2001. References in this prospectus to the "FURTHER MORTGAGE PORTFOLIOS" mean the portfolios of further mortgage loans, their related security, accrued interest and other amounts derived from such further mortgage loans that the seller assigned to the mortgages trustee on September 28, 2001 and on March 20, 2002. References in this prospectus to the "EXISTING MORTGAGE PORTFOLIO" mean the initial mortgage portfolio and the further mortgage portfolios as it is constituted as of any date of determination prior to the closing date, taking account of, among other things, amortization of mortgage loans in that portfolio and the addition and/ or removal of any mortgage loans to or from that portfolio since March 26, 2001. References in this prospectus to the "ADDITIONAL MORTGAGE PORTFOLIO" mean the portfolio of additional mortgage loans that the seller anticipates assigning to the mortgages trustee on the closing date. References in this prospectus to the "ADDITIONAL ASSIGNED MORTGAGE PORTFOLIO" mean the portfolio of additional assigned mortgage loans, their related security, accrued interest and other amounts derived from such additional assigned mortgage loans that the seller will assign to the mortgages trustee on the closing date. References in this prospectus to the "CUT-OFF DATE MORTGAGE PORTFOLIO" mean, as of the cut-off date, the existing mortgage portfolio combined with the additional mortgage portfolio. References in this prospectus to the "MORTGAGE PORTFOLIO" mean the combined existing mortgage portfolio and the additional assigned mortgage portfolio following the assignment of additional assigned mortgage loans to the mortgages trustee on the closing date as it is constituted as of any date of determination following the closing date, taking account of, among other things, amortization of mortgage loans in that portfolio and the addition and/ or removal of any mortgage loans to or from that portfolio since the closing date.

      The mortgage loans in the mortgage portfolio on the closing date will comprise:

      o mortgage loans which are subject to variable rates of interest set by the seller or by reference to a specified market rate from time to time; and

      o mortgage loans which are subject to fixed rates of interest set by reference to a predetermined rate or series of rates for a fixed period or periods.

      60,316 mortgage loans in the cut-off date mortgage portfolio (or 42.04% of the aggregate current balance of the mortgage loans as of the cut-off date) are flexible mortgage loans. Flexible mortgage loans that will be included in the mortgage portfolio are subject to variable or fixed rates of interest, and generally allow the borrower to make larger repayments than are due on a given monthly payment date (which may reduce the life of the mortgage loan). These flexible mortgage loans may also allow the borrower, in certain circumstances, to make authorized underpayments or take payment holidays under the mortgage loan (collectively referred to in this prospectus as "NON-CASH RE-DRAWS") and to make cash re-draws of amounts previously overpaid (which together with non-cash re-draws ultimately may reduce the amount of money available to make payments under the notes and may extend the life of the related mortgage loan). Cash re-draws and non-cash re-draws under flexible mortgage loans are collectively referred to in this prospectus as "RE-DRAWS". Additional features of the mortgage loans in the cut-off date mortgage portfolio are described in "THE MORTGAGE LOANS - CHARACTERISTICS OF THE MORTGAGE LOANS".

      In addition to the mortgage loans in the mortgage portfolio on the closing date, after the closing date the trust property may also include new mortgage loans, including redraws under flexible mortgage loans. The existing mortgage portfolio already includes redraws under flexible mortgage loans. In all cases, re-draws have been or will be funded solely by the seller. This means that for any cash re-draw under a flexible mortgage loan, the seller has paid the amount of that cash re-draw to the borrower, and both the size of the trust property and the seller share of the trust property has increased by the amount of that cash payment. It also means that for any non-cash re-draw under a flexible mortgage loan, the seller has paid to the mortgages trustee an amount equal to the unpaid interest associated with that non-cash re-draw, and both the size of the trust property and the seller share of the trust property has increased by the amount of that payment. The seller will make the foregoing payments (which will result in a corresponding increase in the overall size and seller share of the trust property described above) for future re-draws under flexible mortgage loans.

      The seller currently intends to repurchase from the mortgages trustee mortgage loans that become subject to further advances (which represent new mortgage loans made to existing borrowers that are secured by a first priority legal charge on the existing borrower's mortgaged property). However, in the future these mortgage loans may remain within (and the further advances may be assigned to and form part of) the trust property.

      New mortgage loans that the seller assigns to the mortgages trustee will be required to comply with specified criteria (see "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY - ASSIGNMENT OF NEW MORTGAGE LOANS AND THEIR RELATED SECURITY"). These new mortgage loans may include mortgage loans that are currently being offered to borrowers and have some of the characteristics described in this prospectus, but may also include mortgage loans with other characteristics that the seller currently is not offering to borrowers or that the seller has not yet developed. Any new mortgage loans that the seller assigns to the mortgages trustee will increase the total size of the trust property, and will increase the Funding share of the trust property only to the extent that Funding has provided a contribution (excluding any deferred contribution) to the mortgages trustee for those new mortgage loans. To the extent that Funding does not provide a contribution for the new mortgage loans, only the seller share of the trust property will increase by a corresponding amount.

      All of the mortgage loans in the mortgage portfolio at the closing date, and any new mortgage loans added to the trust property in the future, will be secured by first priority legal charges over freehold or leasehold mortgaged properties located in England or Wales.

      The existing mortgage loans and the additional mortgage loans have been originated according to the seller's lending criteria applicable at the time each mortgage loan was offered, which lending criteria in the case of each mortgage loan to be included in the mortgage portfolio as of the closing date were the same as or substantially similar to the criteria described later in this prospectus under "THE MORTGAGE LOANS - ORIGINATION OF THE MORTGAGE LOANS - LENDING CRITERIA". The seller has given warranties to the mortgages trustee in the mortgage sale agreement that, among other things, the mortgage loans have been originated in accordance with the seller's lending criteria in effect at the time of origination of the relevant mortgage loan. If a mortgage loan or its related security does not materially comply with these warranties, then the seller will have 28 days in which to remedy the situation. If the breach cannot be or is not remedied to the satisfaction of Funding and the security trustee within that period, then the seller will be required to repurchase the mortgage loan or mortgage loans under the relevant mortgage account and their related security from the mortgages trustee. If the seller does not repurchase those mortgage loans and their related security, then the trust property will be deemed to be reduced by an amount equal to the aggregate current balances of those mortgage loans. The size of the seller share of the trust property will be deemed to be reduced by that amount but the size of the Funding share of the trust property will not alter, and the respective percentage shares of the seller and Funding in the trust property will alter accordingly.

ASSIGNMENT OF THE MORTGAGE LOANS

      The seller assigned the initial mortgage portfolio to the mortgages trustee on March 26, 2001 and assigned the further mortgage portfolios to the mortgages trustee on September 28, 2001 and on March 20, 2002, and on the closing date, the seller will assign the additional assigned mortgage portfolio to the mortgages trustee, in each case subject to the terms of the mortgage sale agreement. After the closing date, the seller may assign new mortgage loans and their related security to the mortgages trustee in order to increase or maintain the size of the trust property. The seller also may increase the size of the trust property from time to time in connection with an issue of new notes by any new issuer, the proceeds of which are applied ultimately to fund the assignment of the new mortgage loans and their related security to the mortgages trustee as described under "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY - ASSIGNMENT OF NEW MORTGAGE LOANS AND THEIR RELATED SECURITY". Any new issuer will be a wholly-owned subsidiary of Funding.

      The existing mortgage loans and their related security were, and the additional assigned mortgage loans and their related security will be, assigned by the seller to the mortgages trustee by way of an English law equitable assignment. This means that the beneficial interest in the mortgage loans and the related security passes to the mortgages trustee in its capacity as trustee for and on behalf of the beneficiaries of the mortgages trust. However, unless certain events have occurred and certain additional steps have been taken (including the execution and (where necessary) registration of certain transfers and the giving of notices of the assignment to the relevant borrowers), legal title to the mortgage loans and their related security will remain with the seller. More information on equitable assignments is described under "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY - TRANSFER OF LEGAL TITLE TO THE MORTGAGES TRUSTEE".

      The seller may, from time to time, change its lending criteria and any other terms applicable to the new mortgage loans or their related security assigned to the mortgages trust after the closing date so that all new mortgage loans originated after the date of that change will be subject to the new lending criteria. Notwithstanding any change to the lending criteria or other terms applicable to new mortgage loans, those new mortgage loans and their related security may only be assigned to the mortgages trust if those new mortgage loans comply with the seller's representations and warranties set out in the mortgage sale agreement, including a representation that those new mortgage loans were originated in accordance with the seller's lending criteria applicable at the time of their origination.

      When new mortgage loans are assigned to the mortgages trustee, the amount of the trust property will increase. Depending on the circumstances, the increase in the trust property may result in an increase in the seller share of the trust property and/or the Funding share of the trust property. For a description of how adjustments are made to the seller share of the trust property and the Funding share of the trust property, see "THE MORTGAGES TRUST".

      The mortgages trustee has re-assigned to the seller the benefit of any early repayment charges which may become payable on any mortgage loans which are assigned to the mortgages trustee. This means that neither of the beneficiaries of the mortgages trust is entitled, as a beneficiary, to any early repayment charges received by the mortgages trustee, which, upon receipt and identification by the administrator, will be paid to the seller. For more information on the mortgage sale agreement, see "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY".

THE MORTGAGES TRUST

      The mortgages trust was established on March 26, 2001 among the mortgages trustee, the seller, Funding and Law Debenture Corporate Services Limited. The mortgages trustee holds the trust property on trust for both Funding and the seller. Funding and the seller each has a joint and undivided beneficial interest in the trust property. Unless otherwise expressly provided in the mortgages trust deed, payments of interest and principal arising from the mortgage loans in the trust property are allocated to Funding and the seller as described later in this section. The only beneficiaries of the trust are Funding and the seller.

      The trust property currently consists of the existing mortgage portfolio. On and after the closing date the trust property will consist of the existing mortgage portfolio, the additional assigned mortgage portfolio and each new mortgage portfolio, including any permitted replacement mortgage loan in respect of any permitted product switch and any income generated by the mortgage loans or their related security on or after the relevant assignment date (excluding third party amounts and any early repayment charges which the mortgages trustee has re-assigned to the seller). In addition, re-draws that have been made under flexible mortgage loans that were assigned to the mortgages trustee also form part of the existing trust property, and future re-draws that are made under flexible mortgage loans that are assigned to the mortgages trustee will also form part of the trust property. The trust property also includes any contribution paid by either beneficiary to the mortgages trustee (until the relevant funds are applied by the mortgages trustee in accordance with the mortgages trust deed) and includes any money in the mortgages trustee transaction account and the mortgages trustee guaranteed investment contract, or GIC, account. The mortgages trustee GIC account is the bank account in which the mortgages trustee holds any cash that is part of the trust property until it is distributed to the beneficiaries.

      The administrator has agreed to ensure that all payments due under the mortgage loans which are included in the trust property will be made by direct debit or, if that payment is late or borrowers choose not to pay by direct debit, by check or other means into collection accounts in the name of the administrator. Amounts standing to the credit of the collection accounts representing receipts or recoveries in respect of the mortgage loans in the mortgage portfolio are transferred by the administrator to the mortgages trustee transaction account for further transfer to the mortgages trustee GIC account in the manner and in the time limits described in "THE ADMINISTRATOR AND THE ADMINISTRATION AGREEMENT - THE ADMINISTRATION AGREEMENT - COLLECTION OF PAYMENTS". The administrator may, from time to time, change its administration policy in respect of the mortgage loans.

      If the administrator and the mortgages trustee are notified or are otherwise aware that a borrower has requested a further advance or a product switch and the mortgages trustee has received confirmation of the seller's election to repurchase the mortgage loan and its related security from the mortgages trustee, the mortgages trustee shall sell and the seller shall repurchase that mortgage loan together with its related security at any time at a price not less than the current balance as of the date of completion of the repurchase together with all unpaid interest (including all accrued interest and arrears of interest) and other sums. The administrator may not itself make any offer of a further advance or a product switch (other than a re-fixed mortgage loan) without first having received confirmation of the seller's election to repurchase the mortgage loan. The administrator may, however, agree to a borrower's request for a re-fixed mortgage loan if so required by the terms of that mortgage loan notwithstanding the seller's election not to repurchase the relevant mortgage loan. Any such application for a further advance or a product switch may result from a solicitation made by the seller, as the seller may periodically contact borrowers in respect of the seller's total portfolio of mortgage loans in order to offer to a borrower the opportunity to apply for a further advance or switch to an alternative mortgage product.

      Although the seller is entitled, but not obliged, to repurchase any mortgage loans that are the subject of a further advance, this arrangement may change if the seller decides at a later date to retain these mortgage loans within the trust property and to assign these further advances to the mortgages trustee. Any further advance made to an existing borrower (in respect of a mortgage loan within the mortgages trust) that the seller at a later date decides to assign to the mortgages trustee will be funded solely by the seller, will comply with the applicable conditions to the assignment of new mortgage loans and their related security to the mortgages trust as described in this prospectus, will be secured by the same mortgaged property securing that borrower's mortgage loan, will form part of the trust property, and will increase only the seller share of the trust property, unless at the time of assignment Funding provides a contribution (excluding any deferred contribution) to the mortgages trustee in respect of that new trust property.

      The seller is solely responsible for funding re-draws under flexible mortgage loans. This means that for any cash re-draw under a flexible mortgage loan, the seller will pay the amount of that cash re-draw to the borrower, and both the size of the trust property and the seller share of the trust property will increase by the amount of that cash payment. It also means that for any non-cash re-draw under a flexible mortgage loan, the seller will pay to the mortgages trustee an amount equal to the unpaid interest associated with that non-cash re-draw, and both the size of the trust property and the seller share of the trust property will increase by the amount of that payment.

      The composition of the trust property fluctuates as re-draws under flexible mortgage loans, future further advances and new mortgage loans are added to the mortgages trust and as the mortgage loans that are already part of the trust property are repaid or mature, or are repurchased by the seller.

      At the closing date:

      o Funding's beneficial interest in the trust property is expected to be approximately (pound)7,430,000,000, representing approximately 87.40% of the trust property; and

      o the seller's beneficial interest in the trust property is expected to be approximately (pound)1,070,000,000, representing approximately 12.60% of the trust property.

      The actual amounts of the Funding share of the trust property and the seller share of the trust property as of the closing date will not be determined until the day before the closing date, which will be after the date of this prospectus.

      The Funding share of the trust property and the seller share of the trust property, and the percentage of the total which each represents, will be recalculated on each distribution date to take into account:

      o principal payments on the mortgage loans distributed to Funding and/or the seller either on that distribution date or, in the case of any special distribution paid to the seller, in the immediately preceding trust calculation period (in general, a principal payment made to a party will reduce that party's share of the trust property);

      o     losses arising on the mortgage loans;

      o the assignment of any new mortgage loans and their related security to the mortgages trustee during the immediately preceding trust calculation period which increases the total size of the trust property (and the Funding share and/or seller share of the trust property will increase depending on whether Funding has provided a contribution (excluding any deferred contribution) to the mortgages trustee);

      o Funding increasing its beneficial interest in, and the Funding share of, the trust property by making further contributions to the mortgages trustee during the immediately preceding trust calculation period;

      o a borrower making a re-draw under a flexible mortgage loan, which will be funded by the seller and the seller share of the trust property will increase accordingly;

      o     the capitalization of arrears in respect of any mortgage loan; and

      o the seller making a further advance to an existing borrower and the seller electing to repurchase that relevant mortgage loan in accordance with the mortgage sale agreement. Although the seller does not currently intend to assign further advances made in respect of mortgage loans included in the trust property to the mortgages trustee, it may do so in the future.

      The Funding share of the trust property and the seller share of the trust property, and the percentage of the total which each represents, also will be recalculated (1) on the closing date to take account of the additional assigned mortgage loans assigned to the mortgages trust on the closing date and (2) on any other date on which a new mortgage portfolio is assigned by the seller to the mortgages trust to take account of the new mortgage loans and their related security assigned to the mortgages trust on that assignment date, as described under "THE MORTGAGES TRUST - FUNDING SHARE OF TRUST PROPERTY (ASSIGNMENT DATE RECALCULATION)".

      On each distribution date, income from the trust property (less certain third party payments) is distributed to Funding and the seller in no order of priority between them but in proportion to the respective amounts due to Funding and the seller. This income generally is distributed:

      o to the seller in an amount equal to the amount of income received on the mortgage loans during the immediately preceding trust calculation period and available for distribution multiplied by the seller share percentage (as determined on the immediately preceding distribution date or, in the case of the first distribution date immediately following the closing date, as of the closing date);

      o     to Funding in an amount equal to the lesser of:

            (x) the amount of income received on the mortgage loans during the immediately preceding trust calculation period and available for distribution multiplied by the Funding share percentage (as determined on the immediately preceding distribution date or, in the case of the first distribution date immediately following the closing date, as of the closing date), and

            (y) the aggregate of Funding's obligations on the immediately succeeding payment date to certain third parties and to us, to the previous issuers and to any new issuers that issue new notes from time to time under the relevant Funding pre-enforcement revenue priority of payments or the Funding post-enforcement priority of payments, as the case may be (excluding principal due under any intercompany loan and certain other items of the relevant Funding priority of payments) less any income generated by the Funding GIC account, the Funding (Granite 02-2) GIC Account, the Funding (Granite 02-1) GIC account, the Funding (Granite 01-2) GIC account and the Funding (Granite 01-1) GIC account and certain other income which will constitute Funding available revenue receipts and/or issuer available revenue receipts on the immediately succeeding payment date, such amount not to be less than zero.

      For a more detailed description of how the cash manager calculates the distributions to be made on each distribution date, and for a description of how the foregoing calculations may vary on a distribution date following a trust calculation period during which the seller has assigned new mortgage loans to the mortgages trustee, see "THE MORTGAGES TRUST - FLUCTUATION OF THE SELLER SHARE/FUNDING SHARE OF THE TRUST PROPERTY".

      Certain excess amounts of income to which Funding is entitled from time to time on distribution dates will be paid by the mortgages trustee to the seller as deferred purchase price for the purchase of the mortgage portfolio, which payments will satisfy Funding's obligation to pay deferred contributions from time to time to the mortgages trustee in respect of the Funding share of the trust property. See "THE MORTGAGES TRUST - MORTGAGES TRUST ALLOCATION OF REVENUE RECEIPTS" for a detailed description of the distribution of income from the trust property on each distribution date.

      Principal received on the mortgage loans is distributed to each of Funding and the seller prior to the occurrence of a trigger event as described in "THE MORTGAGES TRUST - MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS PRIOR TO THE OCCURRENCE OF A TRIGGER EVENT". In general and subject to the provisos referred to in that section dealing with, for example, reductions for amounts recorded on each issuer's principal deficiency ledgers and other matters, prior to the occurrence of a trigger event and/or enforcement of the Funding security and/or enforcement of the issuer security, the mortgages trustee distributes principal:

      o first, to the seller to the extent of any special distribution then payable to the seller;

      o then, to Funding an amount in respect of each issuer equal to the lesser of:

      o the controlled amortization amount due on the immediately succeeding payment date on that issuer's intercompany loan; and

      o the product of (i) the amount of principal receipts received on the mortgage loans during the immediately preceding trust calculation period and available for distribution, (ii) the Funding share percentage (as determined on the immediately preceding distribution date or, in the case of the first distribution date immediately following the closing date, as of the closing date) or, in certain circumstances, the weighted average Funding share percentage as calculated on the relevant distribution date, and (iii) a percentage equal to the outstanding principal balance on that issuer's intercompany loan divided by the aggregate outstanding principal balance on all outstanding intercompany loans; and

      o then, to Funding an amount in respect of each issuer towards any principal amount remaining due on the immediately succeeding payment date under any such issuer's intercompany loan; and

      o     last, all remaining principal receipts to the seller.

      See "THE MORTGAGES TRUST - MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS PRIOR TO THE OCCURRENCE OF A TRIGGER EVENT" for a detailed description of the distribution of principal received on the mortgage loans on each distribution date prior to a trigger event.

      Funding is entitled to receive distributions of principal after the occurrence of certain trigger events in the following amounts:

      o following the occurrence of an asset trigger event, principal receipts on the mortgage loans will be paid to Funding in proportion to its percentage share of the trust property and to the seller in proportion to its percentage share of the trust property; and

      o following the occurrence of a non-asset trigger event and until the occurrence of an asset trigger event, all principal receipts on the mortgage loans will be distributed to Funding until the Funding share of the trust property is zero.

      See "THE MORTGAGES TRUST - MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS AFTER THE OCCURRENCE OF A TRIGGER EVENT" for a detailed description of the distribution of principal received on the mortgage loans on each distribution date following a trigger event.

      Adjustments are made in calculating and making the distributions made on each distribution date in the following manner:

      o any increase in the Funding share of the trust property as a result of Funding paying a contribution to the mortgages trustee is deemed to have taken effect on the date of payment to the mortgages trustee; and

      o any decrease in the seller share of the trust property as a result of the payment of any special distribution is deemed to have taken effect on the date of payment to the seller.

      Losses on the mortgage loans generally are allocated to each of Funding and the seller in accordance with each of Funding's and the seller's respective percentage share of the trust property calculated on the immediately preceding distribution date (or, in certain circumstances, each of Funding's and the seller's respective weighted average percentage share of the trust property as calculated on the relevant distribution date). However, certain losses related to re-draws and or set-off by borrowers may, in limited circumstances, be allocated solely to the seller. For a detailed description of how losses on the mortgage loans are allocated to the intercompany loan of each issuer, see "THE INTERCOMPANY LOAN AGREEMENT - ALLOCATION OF LOSSES".

THE INTERCOMPANY LOAN

      On the closing date, we will lend an amount in sterling equal to the proceeds of the issue of the notes to Funding. Funding will use the proceeds of the intercompany loan to pay to the mortgages trustee Funding's initial contribution for the Funding share of the additional trust property pursuant to the mortgages trust deed which, upon receipt by the mortgages trustee, will be paid to the seller in satisfaction of the initial purchase price for the assignment to the mortgages trustee of the additional assigned mortgage portfolio pursuant to the mortgage sale agreement.

      Funding will repay the intercompany loan from payments received from the mortgages trustee, as described in "- THE MORTGAGES TRUST". We will make payments of interest and principal on the notes principally from payments of interest and principal made by Funding to us under the intercompany loan. We do not intend to accumulate surplus cash. Under the terms of the intercompany loan agreement and prior to the occurrence of a trigger event and enforcement of the Funding security and/or the issuer security, Funding is required to distribute to us:

      o an amount up to our allocable share of all of the revenue receipts and other income from the trust property that Funding received from the mortgages trustee prior to the relevant payment date (our allocable share being equal to the outstanding principal balance of our intercompany loan divided by the aggregate outstanding principal balance of our intercompany loan, the previous intercompany loans and any new intercompany loans, after subtracting certain fees and expenses payable by Funding in priority to us); and

      o an amount equal to the principal amount due on our intercompany loan or an amount up to our allocable share (as described in the previous bullet point) of all of the principal receipts from the trust property that Funding received from the mortgages trustee prior to the relevant payment date.

      In certain circumstances, our allocable share may be increased by the amount standing to the credit of the issuer reserve fund and/or the issuer liquidity reserve fund, if any, held by Funding in respect of our intercompany loan. In other circumstances (for example, to the extent of amounts recorded on our issuer principal deficiency ledger) we may receive less than our allocable share.

      For a detailed description of Funding's payments of interest and principal under the intercompany loan, see "THE INTERCOMPANY LOAN AGREEMENT - PAYMENT OF INTEREST" and "THE INTERCOMPANY LOAN AGREEMENT - REPAYMENT OF THE INTERCOMPANY LOAN".

      The circumstances under which we can take action against Funding if it does not make a payment under the intercompany loan are limited. In particular, it will not be an event of default in respect of the intercompany loan if Funding does not pay some or all amounts due in respect of the intercompany loan where Funding does not have the money to make the relevant payment. However, the occurrence of an event of default under the previous intercompany loans and/or any new intercompany loan may trigger an acceleration of the intercompany loan between Funding and us, because each previous issuer and any new issuer will share in the same security as us under the Funding deed of charge. For more information on events of default under the intercompany loan generally, see "THE INTERCOMPANY LOAN AGREEMENT".

THE SECURITY TRUSTEE

      The Bank of New York is the security trustee. Its address is One Canada Square, 48th Floor, London E14 5AL.

SECURITY GRANTED BY FUNDING AND THE ISSUER

      To secure its obligations to the previous issuers under the previous intercompany loans and to secure its obligations to its other secured creditors, Funding entered into a Funding deed of charge (with respect to the first issuer) on March 26, 2001 and entered into deeds of accession to the Funding deed of charge on September 28, 2001 (with respect to the second issuer) and on March 20, 2002 (with respect to the third issuer). On the closing date, Funding will enter into a deed of accession with us and the other parties that entered into the original deed of charge on March 26, 2001 to secure its obligations to us under the intercompany loan and to the start-up loan provider under the start-up loan agreement. Together, we refer to the deed of charge and the deeds of accession as the Funding deed of charge. Pursuant to the Funding deed of charge, Funding grants security under English law and (in relation to any property situated in Jersey) Jersey law over all of its assets in favor of the security trustee for itself and on behalf of the Funding secured creditors. Funding will also grant a security interest for our benefit (but not for the benefit of any other Funding secured creditor) in respect of the Funding (Granite 02-2) GIC account. Besides the previous issuers (in relation to the issuance of the previous notes) and ourselves, Funding's secured creditors are the account bank, the Funding GIC provider, the mortgages trustee, the corporate services provider, the security trustee, each start-up loan provider, Northern Rock, in its capacity as cash manager, and any new Funding secured creditor who accedes to the Funding deed of charge from time to time (including any new issuer).

      Save as otherwise provided in relation to any Funding (Issuer) GIC account, the security trustee will hold that security for the benefit of Funding's secured creditors, including us, the previous issuers and, after the closing date, any new issuers or other creditors who accede to the Funding deed of charge. This means that Funding's obligations to us under the intercompany loan and to the other secured creditors will be secured over the same assets. Except in very limited circumstances, only the security trustee will be entitled to enforce the security granted by Funding. For more information on the security granted by Funding, see "SECURITY FOR FUNDING'S OBLIGATIONS". For details of the Funding post-enforcement priority of payments, see "CASHFLOWS".

      To secure our obligations to you and to our other secured creditors, we will grant security under English law and (in relation to any property situated in Jersey) Jersey law over all of our assets in favor of the note trustee. Our secured creditors are the note trustee, the issuer cash manager, the issuer account bank, the paying agents, the agent bank, the transfer agent, the registrar, the dollar currency swap provider, the euro currency swap provider, the basis rate swap provider, the corporate services provider and you.

      The note trustee will hold that security for the benefit of our secured creditors. This means that our obligations to our other secured creditors will be secured over the same assets that secure our obligations under the notes. Except in very limited circumstances, only the note trustee will be entitled to enforce the security granted by us, and as the note trustee will not be entitled to assign to a third party its or our rights under the intercompany loan agreement following the service of a note enforcement notice, the most likely consequence of the issuer security becoming enforceable will be that monies received by the note trustee from Funding will be applied by the note trustee (or the issuer cash manager on its behalf) to make payments on the notes in accordance with the issuer post-enforcement priority of payments. For more information on the security granted by us, see "SECURITY FOR THE ISSUER'S OBLIGATIONS". For details of post-enforcement priority of payments, see "CASHFLOWS".

SWAP PROVIDERS

      The basis rate swap provider is Northern Rock plc. Its registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL England. The dollar currency swap provider and the euro currency swap provider is CDC IXIS Capital Markets.

      The basis rate swap provider will enter into a basis rate swap agreement with us and the note trustee. The dollar currency swap provider will enter into the dollar currency swap agreements with us and the note trustee. The euro currency swap provider will enter into the euro currency swap agreements with us and the note trustee.

SWAP AGREEMENTS

      Borrowers make payments under the mortgage loans in pounds sterling. Some of the mortgage loans carry variable rates of interest, some of the mortgage loans pay interest at a fixed rate or rates of interest and some of the flexible mortgage loans pay interest at variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or pay interest at a rate which tracks the Bank of England base rate. However, these interest rates on the mortgage loans which will fund the interest payable under the intercompany loan will not necessarily match the floating and/or fixed rates on the notes. To deal with this potential mismatch, we will enter into a basis rate swap documented under the basis rate swap agreement. Under the basis rate swap, we will make payments to the basis rate swap provider based on the weighted average of each of the variable rates from several UK mortgage lenders, the different rates of interest payable on the fixed rate mortgage loans and the different rates of interest payable on the seller's flexible mortgage loans, and the basis rate swap provider will make payments to us based on a margin over 3-month sterling LIBOR.

      Payments made by the mortgages trustee to Funding under the mortgages trust deed are, and payments made by Funding to us under the intercompany loan and by the basis rate swap provider to us under the basis rate swap will be, made in pounds sterling. So that you can receive payments on the series 1 notes in US dollars, we will enter into the dollar currency swap agreements with the dollar currency swap provider and the note trustee. Under the dollar currency swaps, we will pay to the dollar currency swap provider a portion of sterling amounts received on the intercompany loan and the basis rate swap in the same priority as payments on the related class of notes, and the dollar currency swap provider will pay to us amounts in US dollars that are in proportion to the amounts paid by us to fund the payment of the relevant classes of series 1 notes.

      Similarly, to enable us to make payments on the series 2 notes in euro, we will enter into the euro currency swap agreements with the euro currency swap provider and the note trustee. Under the euro currency swaps, we will pay to the euro currency swap provider a portion of sterling amounts received on the intercompany loan and the basis rate swap in the same priority as payments on the related class of notes, and the euro currency swap provider will pay to us amounts in euro that are in proportion to the amounts paid by us to fund the payment of the relevant classes of series 2 notes.

POST-ENFORCEMENT CALL OPTION

      The post-enforcement call option agreement will be entered into between us, the note trustee (as agent for the noteholders) and by a subsidiary of Holdings called GPCH Limited. The terms of the option will require, upon exercise of the option granted to GPCH Limited by the note trustee, the transfer to GPCH Limited of all (but not some only) of the notes. The option may be exercised upon the earlier of (1) within 20 days following the final maturity date of the latest maturing notes, the note trustee certifying that there is no further amount outstanding under the related intercompany loan, and (2) the enforcement by the note trustee of the security granted by us under the issuer deed of charge as certified by the note trustee (following the note trustee's determination that there are no further assets available to pay amounts due and owing to the noteholders). If the earlier of the foregoing two events is the enforcement of the security under the issuer deed of charge, the option may only be exercised if the note trustee has determined that there is not enough money to pay all amounts due to the noteholders and has distributed to the noteholders their respective shares of the remaining proceeds. The noteholders will be bound by the terms of the notes to transfer the notes to GPCH Limited in these circumstances. The noteholders will not be paid for that transfer.

      As the post-enforcement call option may only be exercised in the two situations described above, the economic position of the noteholders will not be further disadvantaged. In addition, exercise of the post-enforcement call option and delivery by the noteholders of the notes to GPCH Limited will not extinguish any other rights or claims that these noteholders may have against us other than the rights to payment of interest and repayment of principal under the notes.

RATING OF THE SERIES 1 NOTES

      The series 1 class A notes are expected to be assigned an AAA rating by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., an Aaa rating by Moody's Investors Service Limited and an AAA rating by Fitch Ratings. The series 1 class B notes are expected to be assigned an AA rating by Standard & Poor's, an Aa3 rating by Moody's and an AA rating by Fitch. The series 1 class C notes are expected to be assigned a BBB rating by Standard & Poor's, a Baa2 rating by Moody's and a BBB rating by Fitch.

      The ratings assigned to each class of notes address the likelihood of full and timely payment to you of all payments of interest on each payment date under those classes of notes. The ratings also address the likelihood of ultimate payment of principal on the final maturity date of each class of notes. The ratings do not address the likely actual rate of prepayments on the mortgage loans. The rate of prepayments, if different than originally anticipated, could adversely affect the yield realized on your notes.

      A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization if, in its judgement, circumstances in the future so warrant.

      Standard & Poor's, Moody's and Fitch collectively are referred to in this document as the "RATING AGENCIES", which term includes any further or replacement rating agency of similar standing in the international market appointed by us to give a credit rating to the notes or any class of the notes.

LISTING

      Application has been made to the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 for the notes to be admitted to the official list maintained by the UK Listing Authority. Application has also been made to the London Stock Exchange plc for each class of the notes to be admitted to trading by the London Stock Exchange plc.

THE PREVIOUS ISSUERS AND NEW ISSUERS

      On March 26, 2001, the first issuer, which is a wholly-owned subsidiary of Funding, issued series of notes and from those issue proceeds made an intercompany loan to Funding. The second issuer and the third issuer, each of which is also a wholly-owned subsidiary of Funding, issued separate series of notes and from those issue proceeds each made a separate intercompany loan to Funding on September 28, 2001 and March 20, 2002, respectively. Funding's obligations under those previous intercompany loans are secured by the same security that secures our intercompany loan. In addition, it is expected that in the future, subject to satisfaction of certain conditions, Funding will establish additional wholly-owned subsidiary companies to issue new notes to investors. One of these conditions is that the ratings of your notes will not be downgraded or otherwise adversely affected at the time a new issuer issues new notes. Any new issuers will loan the proceeds of any issue of new notes to Funding pursuant to the terms of a new intercompany loan agreement. Funding will use the proceeds of the new intercompany loan (less any amount utilized to fund any issuer reserve fund for any new issuer) to do one or more of the following:

      o pay to the mortgages trustee Funding's initial contribution for the Funding share in respect of any new mortgage loans to be assigned by the seller to the mortgages trustee (which funds the mortgages trustee will pay to the seller in satisfaction of the initial purchase price payable for the assignment of the new mortgage loans and their related security to the mortgages trustee) and that payment by Funding to the mortgages trustee will result in an increase in the Funding share of the trust property;

      o pay to the mortgages trustee a further contribution to increase the Funding share of the trust property; or

      o refinance an existing intercompany loan or intercompany loans, which will not result in a change in the size of the Funding share of the trust property. In this circumstance (subject to the terms of the relevant notes permitting optional redemption), Funding will use the proceeds of the new intercompany loan to repay an existing intercompany loan, which the relevant issuer will use to repay the relevant noteholders. If our intercompany loan to Funding is refinanced, you could be repaid early.

      Regardless of which of these uses of proceeds is selected, the previous notes issued by the previous issuers and any new notes issued by a new issuer ultimately will be secured by the same trust property (primarily consisting of the mortgage portfolio) as the notes issued by us under this prospectus.

      Funding will apply amounts it receives from the trust property to pay amounts it owes under the intercompany loan, the previous intercompany loans and any new intercompany loan without regard to when the Funding share of the trust property increased or when the relevant intercompany loan was made. You should note that payments by Funding to the previous issuers under the previous intercompany loans and to new issuers under any new intercompany loans will rank equally in priority with payments made by Funding to us under our intercompany loan. In other words, interest and principal payments under our intercompany loan will not have priority over interest and principal payments on the previous intercompany loans or any new intercompany loans that are made at later dates. Instead, Funding will initially allocate principal to repay each outstanding intercompany loan in no order of priority between them but in proportion to each relevant issuer's allocable interest in the Funding share of the trust property (or, if provided under the relevant intercompany loan agreement, will set aside that allocable interest in the Funding share of principal receipts for that issuer). However, the amount and timing of payments on an intercompany loan are determined by the amount and timing of payments on the notes issued by the relevant issuer and by the priorities for payment applicable to those notes. The terms of the previous notes issued by the previous issuers and of any new notes issued by a new issuer may therefore result in those previous notes and the related previous intercompany loans or those new notes and the related new intercompany loan being repaid prior to the repayment of the notes issued by us under this prospectus and our related intercompany loan regardless of the ratings of such previous notes or new notes relative to the notes.

      Ultimately, our obligations to pay interest and principal to you broadly reflect the corresponding obligations of Funding to us under the intercompany loan.

UNITED KINGDOM TAX STATUS

      Subject to important qualifications and conditions set out under "MATERIAL UNITED KINGDOM TAX CONSEQUENCES", including as to final documentation and assumptions, Sidley Austin Brown & Wood, our UK tax advisers, are of the opinion that:

      o if and for so long as the offered notes are listed on a "RECOGNISED STOCK EXCHANGE", no UK withholding tax will be required on interest payments to any offered noteholder. If the notes cease to be so listed at the time of the relevant interest payment, UK withholding tax at the current rate of 20% will be imposed on interest payments. US residents may be able to reclaim this withholding tax under the double taxation treaty between the US and the UK;

      o US persons who are not and have never been either resident or ordinarily resident in the UK and who are not carrying on a trade, profession or vocation in the UK through a branch or agency in the UK will not be subject to UK taxation in respect of payments of principal and interest on the offered notes, except to the extent that any withholding or deduction from interest payments is required, as described in the paragraph above;

      o US resident noteholders will not be liable to UK tax in respect of a disposal of the notes provided they are not within the charge to UK corporation tax and (i) are not resident or ordinarily resident in the UK, or (ii) do not carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest is received or to which the notes are attributable;

      o no UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of any offered note;

      o Funding and the issuer generally will be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. Examples of non-deductible expenses and losses include general provisions for bad debts. In respect of Funding, the profit in the profit and loss account will not exceed 0.01% of the Funding available revenue receipts. In respect of the issuer, the profit in the profit and loss account will not exceed 0.01% of the interest received under the intercompany loan. Any liability to UK corporation tax will be paid out of the available revenue receipts of Funding and the issuer, respectively; and

      o the mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements. Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

UNITED STATES TAX STATUS

      While not free from doubt, in the opinion of Sidley Austin Brown & Wood LLP, our US tax advisers, the series 1 notes will be treated as debt for US federal income tax purposes. See "MATERIAL UNITED STATES TAX CONSEQUENCES".

      Our US tax advisers have also provided their opinion that, assuming compliance with the transaction documents, the mortgages trustee acting in its capacity as trustee of the mortgages trust, Funding and the issuer will not be subject to US federal income tax.

JERSEY (CHANNEL ISLANDS) TAX STATUS

      It is the opinion of Jersey (Channel Islands) tax counsel that the mortgages trustee is resident in Jersey for taxation purposes and will be liable to income tax in Jersey at a rate of 20% in respect of the profits it makes from acting as trustee of the mortgages trust. The mortgages trustee will not be liable for any income tax in Jersey in respect of any income it receives in its capacity as mortgages trustee on behalf of the beneficiaries of the mortgages trust.

      Subject to paying an annual exempt company charge and certain other considerations, Funding will have "EXEMPT COMPANY" status within the meaning of
Article 123A of the Income Tax (Jersey) Law, 1961. As an "exempt company", Funding will not be liable to Jersey income tax other than on Jersey source income (except bank deposit interest on Jersey bank accounts). The income of Funding will not be Jersey source income insofar as the income of Funding arises only from the trust property and that property is either situated outside Jersey or is interest on bank or building society deposits in Jersey. It is the opinion of Jersey (Channel Islands) tax counsel that for so long as

Funding is an "exempt company", payments in respect of the intercompany loan will not be subject to Jersey taxation and no withholding in respect of taxation will be required on such payments to the issuer under the intercompany loan. See "MATERIAL JERSEY (CHANNEL ISLANDS) TAX CONSEQUENCES".

ERISA CONSIDERATIONS FOR INVESTORS

      The series 1 notes will be eligible for purchase by employee benefit and other plans subject to Section 406 of ERISA or Section 4975 of the Code and by governmental plans that are subject to any state, local or other federal law of the United States that is substantially similar to Section 406 of ERISA or
Section 4975 of the Code, subject to consideration of the issues described in this prospectus under "ERISA CONSIDERATIONS". Each purchaser of any such notes (and all subsequent transferees thereof) will be deemed to have represented and warranted that its purchase, holding and disposition of such notes will not result in a non-exempt prohibited transaction under ERISA or the Code (or in the case of any governmental plan, any substantially similar state, local or other federal law of the United States). In addition, any fiduciary of a plan subject to the fiduciary responsibility provisions of ERISA or similar provisions of state, local or other federal laws of the United States should consult with their counsel to determine whether an investment in the notes satisfies the prudence, investment diversification and other applicable requirements of those provisions.

FEES

      The table below sets out the on-going fees to be paid by the issuer, Funding and the mortgages trustee to transaction parties.


TYPE OF FEE                       AMOUNT OF FEE              PRIORITY IN CASHFLOW       FREQUENCY
-----------------------------     ------------------------   ------------------------   -------------------------
Administration fee                0.12% per year of the      Ahead of all revenue       Each distribution date
                                  Funding share of trust     amounts payable to
                                  property                   Funding by the mortgages
                                                             trustee

Funding cash management           (pound)100,000 each year   Ahead of all revenue       Each payment date
fee                                                          amounts payable by
                                                             Funding and allocable to
                                                             an issuer

Previous issuers' cash            Estimated (pound)454,500   Ahead of all interest      Each payment date
management fees, corporate                                   payments on the notes
expenses and fees payable to
the note trustee and each
previous issuer's principal
paying agent, paying agent,
transfer agent, registrar and
agent bank

Issuer cash management fee        (pound) 117,500 each year  Ahead of all interest      Each payment date
                                                             payments on the notes

Corporate expenses of             Estimated (pound)13,000    Ahead of all revenue       Each payment date
mortgages trustee                 each year                  amounts payable to
                                                             Funding by the mortgages
                                                             trustee

Corporate expenses of             Estimated (pound)10,500    Ahead of all revenue       Each payment date
Funding                           eachyear                   amounts payable by
                                                             Funding and allocable to
                                                             an issuer

Corporate expenses of issuer      Estimated (pound)6,000     Ahead of all interest      Each payment date
                                  each year                  payments on the notes


TYPE OF FEE                       AMOUNT OF FEE            PRIORITY IN CASHFLOW         FREQUENCY
-------------------------------   ----------------------   -------------------------   ------------------------
Fee payable by Funding to         Estimated (pound)6,500   In respect of the security   Each payment date
security trustee, by issuer to    each year                trustee, ahead of all
the note trustee and by issuer                             revenue amounts payable
to the principal paying agent,                             by Funding and allocable to
paying agent, transfer agent,                              an issuer, and in respect of
registrar and agent bank                                   the note trustee and the
                                                           agents, ahead of all
                                                           interest payments on the
                                                           notes

      Each of the above fees is inclusive of value added tax ("VAT"), which is currently assessed at 17.5%. The VAT-exclusive amount of the fees will be subject to adjustment if the applicable rate of VAT changes so that the actual amount of each fee (inclusive of VAT and regardless of the VAT rate assessed) will be the amount as set out above.

                                  RISK FACTORS

     This section describes the principal risk factors associated with an investment in the notes. If you are considering purchasing our notes, you should carefully read and think about all the information contained in this document, including the risk factors set out here, prior to making any investment decision.

     The risks and uncertainties described below are not the only ones relating to the notes. Additional risks and uncertainties not presently known to us may also impair your investment. In addition, this prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

YOU CANNOT RELY ON ANY PERSON OTHER THAN US TO MAKE PAYMENTS ON THE NOTES

     We are the only party responsible for making payments on the notes. The notes do not represent an obligation or the responsibility of any of Northern Rock plc or any of its affiliates, the underwriters, Funding, the previous issuers, the mortgages trustee, the security trustee, the note trustee, any swap provider or any other party to the transaction other than us.

WE HAVE A LIMITED AMOUNT OF RESOURCES AVAILABLE TO US TO MAKE PAYMENTS ON THE NOTES

     Our ability to make payments of principal and interest on the notes and to pay our operating and administrative expenses will depend primarily on funds being received under the intercompany loan. In addition, we will rely on the basis rate swap to provide payments on all the notes and will rely on the dollar currency swaps and the euro currency swaps to provide payments on the notes denominated in US dollars and in euro, respectively.

     We will not have any other significant sources of funds available to meet our obligations under the notes and/or any other payments ranking in priority to the notes. If the resources described above cannot provide us with sufficient funds to enable us to make required payments on the notes, you may incur a loss of interest and/or principal which would otherwise be due and payable on your notes.

FUNDING IS NOT REQUIRED TO MAKE PAYMENTS ON THE INTERCOMPANY LOAN IF IT DOES NOT HAVE ENOUGH MONEY TO DO SO, WHICH COULD ADVERSELY AFFECT PAYMENT ON THE NOTES

     Funding's ability to pay amounts due on the intercompany loan will depend upon:

     o Funding receiving enough funds from the Funding share of the trust property, including revenue receipts and principal receipts on the mortgage loans included in the mortgages trust on or before each payment date;

     o on any payment date, Funding's entitlement to access funds standing to the credit of the issuer reserve fund and/or the issuer liquidity reserve fund, if any, subject to certain limitations (as described in "CREDIT STRUCTURE - ISSUER RESERVE FUND" and "CREDIT STRUCTURE - ISSUER LIQUIDITY RESERVE FUND"); and

     o (in the case of interest due under the intercompany loan) the amount of funds credited to the Funding reserve fund (as described in "CREDIT STRUCTURE - FUNDING RESERVE FUND").

     According to the terms of the mortgages trust deed, the mortgages trustee is obliged to pay to Funding on each distribution date (a) that portion of revenue receipts on the mortgage loans which is payable to Funding in accordance with the terms of the mortgages trust deed and (b) that portion of principal receipts on the mortgage loans which is payable to Funding in accordance with the terms of the mortgages trust deed.

     On each payment date, however, Funding will only be obliged to pay amounts due to us under the intercompany loan to the extent that it has funds available to it after making payments ranking in priority to us, such as payments of certain fees and expenses of

Funding. Furthermore, Funding is obliged to make payments to the previous issuers under the previous intercompany loans and, if Funding subsequently enters into a new intercompany loan with a new issuer, Funding will also be obliged to make payments due to such new issuer under such new intercompany loan. These payments will rank equally with payments to us, all in accordance with the relevant Funding priority of payments. If Funding does not pay amounts to us under the intercompany loan because it does not have sufficient funds available, those amounts will be due but not payable until funds are available to pay those amounts in accordance with the relevant Funding priority of payments. Funding's failure to pay those amounts to us when due in such circumstances will not constitute an event of default under the intercompany loan.

     If there is a shortfall between the amounts payable by Funding to us under the intercompany loan agreement and the amounts payable by us on the notes, then depending on the other sources of funds available to Funding referred to above, you may not receive the full amount of interest and/or principal which would otherwise be due and payable on the notes.

OUR RECOURSE TO FUNDING UNDER THE INTERCOMPANY LOAN IS LIMITED, WHICH COULD ADVERSELY AFFECT PAYMENT ON THE NOTES

     If, on the final repayment date of the intercompany loan, there is a shortfall between the amount required by us to pay all outstanding interest and/or principal on the notes and the amount available to Funding to pay amounts due under the intercompany loan to fund repayment of such amounts, then Funding shall not be obliged to pay that shortfall to us under the intercompany loan agreement. Any claim that we may have against Funding in respect of that shortfall will then be extinguished. If there is a shortfall in interest and/or principal payments under the intercompany loan agreement, we may not have sufficient funds to make payments on the notes and you may incur a loss on interest and/or principal which would otherwise be due and payable on your notes.

ENFORCEMENT OF THE ISSUER SECURITY IS THE ONLY REMEDY FOR A DEFAULT IN OUR OBLIGATIONS, AND THE NOTE TRUSTEE WILL NOT BE ABLE TO ASSIGN ITS OR OUR RIGHTS UNDER THE INTERCOMPANY LOAN AGREEMENT

     The only remedy for recovering amounts due on the notes is through the enforcement of the issuer security. If Funding does not pay amounts due under the intercompany loan because it does not have sufficient funds available, those amounts will be deemed to be not due and payable, there will not be an event of default under the intercompany loan and we will not have recourse to the assets of Funding in that instance. We will only have recourse to the assets of Funding if Funding has also defaulted on its obligations under the intercompany loan and the security trustee (on our behalf and on behalf of the other Funding secured creditors) has enforced the Funding security.

     As the note trustee will not be entitled to assign to a third party its or our rights under the intercompany loan agreement following the service of a note enforcement notice, the most likely consequence of the issuer security becoming enforceable will be that monies received by the note trustee from Funding will be applied by the note trustee (or the issuer cash manager on its behalf) to make payments on the notes in accordance with the issuer post-enforcement priority of payments. However, the proceeds of that enforcement may be insufficient to pay all interest and principal due on the notes.

THERE MAY BE A CONFLICT BETWEEN THE INTERESTS OF THE HOLDERS OF THE VARIOUS CLASSES OF NOTES, AND THE INTERESTS OF OTHER CLASSES OF NOTEHOLDERS MAY PREVAIL OVER YOUR INTERESTS

     The trust deed, the issuer deed of charge and the terms of the notes will provide that the note trustee is to have regard to the interests of the holders of all the classes of notes. There may be circumstances, however, where the interests of one class of the noteholders conflict with the interests of another class or classes of the noteholders. In general, the note trustee will give priority to the interests of the holders of the most senior class of notes such that:

     o the note trustee is to have regard only to the interests of the class A noteholders in the event of a conflict between the interests of the class A noteholders on the one hand and the class B noteholders and/or the class C noteholders on the other hand; and

     o (if there are no class A notes outstanding) the note trustee is to have regard only to the interests of the class B noteholders in the event of a conflict between the interests of the class B noteholders on the one hand and the class C noteholders on the other hand.

THERE MAY BE A CONFLICT BETWEEN THE INTERESTS OF THE HOLDERS OF NOTES OF ANY CLASS OF THE SERIES 1 NOTES AND THE HOLDERS OF THE SAME CLASS OF THE SERIES 2 NOTES AND/OR SERIES 3 NOTES, AND THE INTERESTS OF OTHER NOTEHOLDERS MAY PREVAIL OVER YOUR INTERESTS

     There may also be circumstances where the interests of a class of noteholders of one series of the notes conflict with the interests of the noteholders of the same class of a different series of notes and/or, in relation to the series 1 class A notes, the interests of the noteholders of the series 1 class A1 notes conflict with the interests of the noteholders of the series 1 class A2 notes. In general, the trust deed, the issuer deed of charge and the terms of the notes will require a single meeting of the holders of all series of the relevant class of notes whether or not there is a conflict of interest between the holders of those different series of that class of notes. As there will be no provision for separate meetings of the holders of a class of notes of one series, a resolution may be passed by holders of notes of one series of a relevant class which will bind the holders of each other series of that same class.

THERE MAY BE CONFLICTS BETWEEN US, THE PREVIOUS ISSUERS AND ANY NEW ISSUERS, AND OUR INTERESTS MAY NOT PREVAIL, WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

     The security trustee will exercise its rights under the Funding deed of charge only in accordance with directions given by the note trustee. If resolutions of holders of the previous notes and any new notes result in conflicting directions being given to the note trustee (and, ultimately, from the note trustee to the security trustee), the security trustee shall have regard only to the directions of the noteholders of the issuer, each previous issuer or new issuers that has or have the highest ranking class of notes outstanding at such time. However, if more than one issuer has notes outstanding that are the highest ranking notes outstanding among all issuers, the note trustee shall instead have regard to the resolutions of the holders of notes of that issuer that has the greatest aggregate principal amount of notes outstanding at such time. If there is a conflict between us and any previous issuer and/or any new issuers and we do not have the highest ranking notes outstanding among all issuers (or the greatest aggregate principal amount of notes outstanding at such time), our interests may not prevail. This could ultimately cause a reduction in the payments that you receive on your notes.

IF FUNDING ENTERS INTO NEW INTERCOMPANY LOANS, THESE NEW INTERCOMPANY LOANS AND ACCOMPANYING NEW NOTES MAY RANK AHEAD OF THE INTERCOMPANY LOAN AND THE NOTES AS TO PAYMENTS

     It is expected that in the future, subject to satisfaction of certain conditions, Funding will establish additional wholly-owned subsidiary companies to issue new notes to investors. The proceeds of each new issue of new notes will be used by the new issuer to make a new intercompany loan to Funding. Funding will use the proceeds of the new intercompany loan (less any amount utilized to fund any applicable reserve fund for any new issuer) to do one or more of the following:

     o pay to the mortgages trustee Funding's initial contribution for the Funding share in respect of any new trust property to be assigned by the seller to the mortgages trustee;

     o pay to the mortgages trustee a further contribution to increase the Funding share of the trust property; and/or

     o refinance an existing intercompany loan or intercompany loans outstanding at that time (and if our intercompany loan to Funding is refinanced, you could be repaid early).

     Funding will apply amounts it receives from the trust property to pay amounts it owes under the intercompany loan, the previous intercompany loans and any new intercompany loan without regard to when the relevant intercompany loan was made. You should note that payments by Funding to the previous issuers under the previous intercompany loans and to new issuers under any new intercompany loans will rank equally in priority with payments made by Funding to us under our intercompany loan. Funding will initially allocate principal to repay each outstanding intercompany loan in no order of priority between them but in proportion to each relevant issuer's allocable interest in the Funding share of the trust property (or, if provided under the relevant intercompany loan agreement, will set aside that allocable interest in the Funding share of principal receipts for that issuer).

     The amount and timing of payments on an intercompany loan are determined by the amount and timing of payments on the notes issued by the relevant issuer and by the priorities for payment applicable to those notes. The terms of the previous notes issued by the previous issuers and of any new notes issued by a new issuer may therefore result in those previous notes and the related previous intercompany loans or those new notes and the related new intercompany loan being repaid prior to the repayment of the notes issued by us under this prospectus and our related intercompany loan.

     If Funding establishes new issuers to make new intercompany loans to Funding, you will not have any right of prior review or consent with respect to those new intercompany loans or the corresponding issuance by new issuers of new notes. Similarly, the terms of the Funding transaction documents (including the mortgage sale agreement, the mortgages trust deed, the Funding deed of charge, the definitions of the trigger events and the criteria for the assignment of new loans to the mortgages trustee) may be amended to reflect the new issue. Your consent to these changes will not be required. There can be no assurance that these changes will not affect the cashflow available to pay amounts due on your notes.

     Before issuing new notes, however, a new issuer will be required to satisfy a number of conditions, including that the ratings of your notes will not be downgraded or otherwise adversely affected at the time a new issuer issues new notes.

NEW ISSUERS WILL SHARE IN THE SAME SECURITY GRANTED BY FUNDING TO US, AND THIS MAY ULTIMATELY CAUSE A REDUCTION IN THE PAYMENTS YOU RECEIVE ON THE NOTES

     A new issuer will become party to the Funding deed of charge and will be entitled to share, on an equal ranking, in the security granted by Funding for our benefit (and the benefit of the other Funding secured creditors) under the Funding deed of charge. If the Funding security is enforced and there are insufficient funds to make the payments that are due to all issuers, each issuer will only be entitled to its proportionate share of those limited funds. This could ultimately cause a reduction in the payments you receive on your notes.

THE PREVIOUS ISSUERS AND THE OTHER FUNDING SECURED CREDITORS ALREADY SHARE IN THE SAME SECURITY GRANTED BY FUNDING TO US, AND THIS MAY ULTIMATELY CAUSE A REDUCTION IN THE PAYMENTS YOU RECEIVE ON THE NOTES

     Funding has entered into previous intercompany loan agreements and it has also entered into various agreements with other Funding secured creditors in connection with the issuance of the previous intercompany loans. These Funding secured creditors are already parties to the Funding deed of charge and are entitled to share, on an equal ranking, in the security granted by Funding for our benefit. If the Funding security is enforced and there are insufficient funds to make the payments that are due to the previous issuers and to us, we will only be entitled to our proportionate share of those limited funds. This could ultimately cause a reduction in the payments you receive on your notes.

AS NEW MORTGAGE LOANS ARE ASSIGNED TO THE MORTGAGES TRUSTEE AND AS MORTGAGE LOANS ARE IN CERTAIN CIRCUMSTANCES REMOVED FROM THE MORTGAGES TRUST, THE CHARACTERISTICS OF THE TRUST PROPERTY MAY CHANGE FROM THOSE EXISTING AT THE CLOSING DATE, AND THOSE CHANGES MAY DELAY OR REDUCE PAYMENTS ON THE NOTES

     We do not guarantee that the characteristics of any new mortgage loans assigned to the mortgages trustee will have the same characteristics as the mortgage loans in the mortgage portfolio as of the closing date. In particular, new mortgage loans may have different payment characteristics than the mortgage loans in the mortgage portfolio as of the closing date. The ultimate effect of this could be to delay or reduce the payments you receive on your notes or increase the rate of repayment of the notes. However, the new mortgage loans will be required to meet the conditions described in "ASSIGNMENT OF THE MORTGAGE LOANS AND THEIR RELATED SECURITY".

     In addition, in order to promote the retention of borrowers, the seller may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to encourage a borrower to review the seller's other mortgage products and to discuss shifting that borrower to an alternative Northern Rock mortgage product. The seller also may periodically contact borrowers in the same manner in order to offer to a borrower the opportunity to apply for a further advance. The employee of the seller who contacts a borrower will not know whether that borrower's original mortgage loan has been sold to the mortgages trust. However, if the relevant original mortgage loan made to that borrower happens to have been sold to the mortgages trust and that borrower decides to switch mortgage products or take a further advance, the seller then has the option of repurchasing that original mortgage loan from the mortgages trust.

     Generally, the borrowers that the seller may periodically contact are those borrowers whose mortgage loans are not in arrears and who are otherwise in good standing. To the extent that these borrowers switch to a different Northern Rock mortgage product or take a further advance and their original mortgage loans are repurchased by the seller, the percentage of fully performing mortgage loans in the mortgage portfolio may decrease, which could delay or reduce payments you receive on your notes. However, as described above, the seller's decision as to which borrowers to target for new mortgage products and/or further advances and the decision whether to approve a new mortgage product and/or further advance for a particular borrower will be made without regard to whether a borrower's mortgage loan is included in the mortgage portfolio.

THE SELLER MAY CHANGE THE LENDING CRITERIA RELATING TO MORTGAGE LOANS WHICH ARE SUBSEQUENTLY ASSIGNED TO THE MORTGAGES TRUSTEE WHICH COULD AFFECT THE CHARACTERISTICS OF THE TRUST PROPERTY, AND WHICH COULD LEAD TO A DELAY OR A REDUCTION IN THE PAYMENTS RECEIVED ON YOUR NOTES OR COULD INCREASE THE RATE OF REPAYMENT OF THE NOTES

     Each of the mortgage loans was originated in accordance with the seller's lending criteria applicable at the time of origination, which lending criteria in the case of each mortgage loan to be included in the mortgage portfolio as of the closing date were the same as or substantially similar to the criteria described later in this prospectus under

"THE MORTGAGE LOANS - ORIGINATION OF THE MORTGAGE LOANS - LENDING CRITERIA". These lending criteria consider a variety of factors such as a potential borrower's credit history, employment history and status and repayment ability, as well as the value of the property to be mortgaged. In the event of the assignment of any new mortgage loans and new related security to the mortgages trustee, the seller will warrant to the mortgages trustee, Funding and the security trustee that those new mortgage loans and new related security were originated in accordance with the seller's lending criteria applicable at the time of their origination. However, the seller retains the right to revise its lending criteria as determined from time to time, and so the lending criteria applicable to any new mortgage loan at the time of origination may not be the same as those set out in the section "THE MORTGAGE LOANS - ORIGINATION OF THE MORTGAGE LOANS - LENDING CRITERIA".

     If new mortgage loans that have been originated under revised lending criteria are assigned to the mortgages trustee, the characteristics of the trust property could change. This could lead to a delay or a reduction in the payments received on your notes or it could increase the rate of repayment of the notes.

IF PROPERTY VALUES DECLINE PAYMENTS ON THE NOTES COULD BE ADVERSELY AFFECTED

     The security granted by Funding in respect of the intercompany loan, which is the principal source of funding for your notes, consists, among other things, of Funding's interest in the mortgages trust. Since the value of the mortgage portfolio held by the mortgages trustee may increase or decrease, the value of that security may decrease and will decrease if there is a general decline in property values. We cannot guarantee that the value of a mortgaged property will remain at the same level as on the date of origination of the related mortgage loan. If the residential property market in the United Kingdom experiences an overall decline in property values, the value of the security created by the mortgage loans could be significantly reduced and, ultimately, may result in losses to you if the security is required to be enforced.

THE TIMING AND AMOUNT OF PAYMENTS ON THE MORTGAGE LOANS COULD BE AFFECTED BY GEOGRAPHIC CONCENTRATION OF THE MORTGAGE LOANS

     To the extent that specific geographic regions have experienced or may experience in the future weaker regional economic conditions and housing markets than other regions, a concentration of the mortgage loans in such a region may be expected to exacerbate all of the risks relating to the mortgage loans described in this section. We can predict neither when and where such regional economic declines may occur nor to what extent or for how long such conditions may continue. See "THE MORTGAGE LOANS - THE CUT-OFF DATE MORTGAGE PORTFOLIO".

THE TIMING AND AMOUNT OF PAYMENTS ON THE MORTGAGE LOANS COULD BE AFFECTED BY VARIOUS FACTORS WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

     Various factors influence mortgage delinquency rates, prepayment rates, repossession frequency and the ultimate payment of interest and principal. These factors include changes in the national or international economic climate, regional economic or housing conditions, changes in tax laws, interest rates, inflation, the availability of financing, yields on alternative investments, political developments and government policies. Other factors in borrowers' personal or financial circumstances may affect the ability of borrowers to repay mortgage loans. Loss of earnings, illness, divorce and other similar factors may lead to an increase in delinquencies by and bankruptcies of borrowers, and could ultimately have an adverse impact on the ability of borrowers to repay mortgage loans.

     In addition, the ability of a borrower to sell a property given as security for a mortgage loan at a price sufficient to repay the amounts outstanding under the mortgage loan will depend upon a number of factors, including the availability of buyers for that property, the value of that property and property values and the property market in general at the time.

     The intercompany loan is our principal source of income for repayment of the notes. The principal source of income for repayment by Funding of the intercompany loan is its interest in the mortgage loans held on trust by the mortgages trustee for the benefit of Funding and the seller. If the timing and payment of the mortgage loans is adversely affected by any of the risks described above, the payments on your notes could be reduced or delayed.

THE YIELD TO MATURITY OF THE NOTES MAY BE ADVERSELY AFFECTED BY PREPAYMENTS OR REDEMPTIONS ON THE MORTGAGE LOANS OR REPURCHASES OF MORTGAGE LOANS BY THE SELLER

     The yield to maturity of the notes of each class will depend mostly on (a) the amount and timing of the repayment of principal on the mortgage loans and
(b) the price paid by the noteholders of each class of notes. The yield to maturity of the notes of each class may be adversely affected by a higher or lower than anticipated rate of prepayments on the mortgage loans.

     The rate of prepayment of mortgage loans is influenced by a wide variety of economic, social and other factors, including prevailing mortgage market interest rates, the availability of alternative financing programs, local and regional economic conditions and homeowner mobility. For instance, prepayments on the mortgage loans may be due to borrowers refinancing their mortgage loans and sales of mortgaged properties by borrowers (either voluntarily or as a result of enforcement action taken), as well as the receipt of proceeds from buildings insurance and life insurance policies. The rate of prepayment of mortgage loans may also be influenced by the presence or absence of early repayment charges. You should note that certain of the seller's flexible mortgage loan products allow the borrower to make overpayments or repay the entire current balance under the flexible mortgage loan at any time without incurring an early repayment charge. See "THE MORTGAGE LOANS - CHARACTERISTICS OF THE MORTGAGE LOANS - EARLY REPAYMENT CHARGES".

     Variation in the rate and timing of prepayments of principal on the mortgage loans may affect each class of notes differently depending upon amounts already repaid by Funding to us under the intercompany loan and whether a trigger event has occurred or the security granted by us under the issuer deed of charge has been enforced. If prepayments on the mortgage loans occur less frequently than anticipated, then the actual yields on your notes may be lower than you anticipate and the amortization of the notes may take much longer than is presently anticipated.

     The yield to maturity of the notes may be affected by the repurchase of mortgage loans subject to product switches, further advances or for breaches of representations and warranties. If the seller is required to repurchase from the mortgages trustee a mortgage loan or mortgage loans under a mortgage account and their related security because one of the mortgage loans does not comply with the mortgage loan representations and warranties in the mortgage sale agreement, then the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans. Because these factors are not within our control or the control of Funding or the mortgages trustee, we cannot give any assurances as to the level of prepayments that the mortgage portfolio may experience.

     In addition, if a mortgage loan is subject to a product switch or a further advance, the seller may repurchase the mortgage loan or mortgage loans and their related security from the mortgages trustee. In the case of any such repurchase, the payment received by the mortgages trustee will have the same effect as a prepayment of such mortgage loan or mortgage loans.

     In order to promote the retention of borrowers, the seller may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to encourage a borrower to review the seller's other mortgage products and to discuss shifting that borrower to an alternative Northern Rock mortgage product. The employee of the seller who contacts a borrower will not know whether that borrower's original mortgage loan has been sold to the mortgages trust. However, if the relevant original mortgage loan made to that borrower happens to have been sold to the mortgages trust and that borrower decides to switch mortgage loan products, the seller's retention policy may ultimately result in that mortgage loan becoming the subject of a product switch which ultimately may result in a prepayment as described in the preceding paragraph. Furthermore, the seller also may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to offer to a borrower the opportunity to apply for a further advance. If the borrower decides to take a further advance and the seller decides to repurchase the mortgage loan subject to that further advance, the mortgage loan will be prepaid.

     As the decision by the seller whether to repurchase a mortgage loan subject to a product switch or a further advance is not within our control or the control of Funding or the mortgages trustee, we cannot give any assurance as to the level of effective prepayments that the mortgage portfolio may experience.

THE INCLUSION OF FLEXIBLE MORTGAGE LOANS MAY AFFECT THE YIELD TO MATURITY OF AND THE TIMING OF PAYMENTS ON THE NOTES

     60,316 mortgage loans in the cut-off date mortgage portfolio (or 42.04% of the aggregate current balance of the mortgage loans as of the cut-off date) are flexible mortgage loans. Flexible mortgage loans provide the borrower with a range of options that gives that borrower greater flexibility in the timing and amount of payments made under the mortgage loan. Subject to the terms and conditions of the mortgage loans which may require in some cases notification to the seller and in other cases the consent of the seller, under a flexible mortgage loan a borrower may "overpay" or prepay principal on any day or make a re-draw in specified circumstances. For a detailed summary of the characteristics of the flexible mortgage loans, see "THE MORTGAGE LOANS
- CHARACTERISTICS OF THE MORTGAGE LOANS - FLEXIBLE MORTGAGE LOANS". In addition, certain of the seller's flexible mortgage loan products allow the borrower to make overpayments or repay the entire current balance under the flexible mortgage loan at any time without incurring an early repayment charge. See "THE MORTGAGE LOANS - CHARACTERISTICS OF THE MORTGAGE LOANS - EARLY REPAYMENT CHARGES".

     The inclusion of Together Connections mortgage loans, which are another type of flexible mortgage loan, in the mortgages trust may also affect the yield to maturity of and the timing of payments on the notes. Application of the Together Connections Benefit, a feature of Together Connections mortgage loans, will reduce the principal amount outstanding on a Together Connections mortgage loan. As a result, less of a related borrower's contractual monthly payment (which the borrower is nevertheless obligated to continue making in full) will be required to pay interest, and proportionately more of that contractual monthly payment will be allocated as a repayment of principal. This reallocation may lead to amortization of the related mortgage loan more quickly than would otherwise be the case. For a description of Together Connections mortgage loans and the Together Connections Benefit, see "THE MORTGAGE LOANS - CHARACTERISTICS OF THE MORTGAGE LOANS - MORTGAGE LOAN PRODUCTS OFFERED BY THE SELLER". The seller will not assign any Together Connections mortgage loans to the mortgages trustee on the closing date, but currently anticipates assigning Together Connections mortgage loans to the mortgages trustee in the future.

     If the notes are not repaid on or before the step-up date, then to the extent that borrowers under flexible mortgage loans consistently prepay principal or to the extent that Together Connections mortgage loans amortize more quickly than otherwise expected, the timing of payments on your notes may be adversely affected.

THE OCCURRENCE OF AN ASSET TRIGGER EVENT OR ENFORCEMENT OF THE ISSUER SECURITY MAY ACCELERATE THE REPAYMENT OF CERTAIN NOTES AND/OR DELAY THE REPAYMENT OF OTHER NOTES

     If no trigger event has occurred and the issuer security has not been enforced, then payments of principal on a class of notes on any payment date will not be greater than the controlled amortization amount for that class on that payment date. If an asset trigger event has occurred, the mortgages trustee will distribute principal receipts on the mortgage loans to Funding and the seller proportionally based on their percentage shares (or, in certain circumstances, their weighted average percentage shares) of the trust property and Funding will on each payment date apply those principal receipts to repay the previous intercompany loans, our intercompany loan and each new intercompany loan (if any) in proportion to the outstanding principal balance of the relevant intercompany loan.

     Following the occurrence of an asset trigger event or enforcement of the issuer security, we will apply these principal repayments of our intercompany loan which are available for payment to noteholders on each payment date to repay the class A notes, in no order of priority, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts, then the class B notes, in no order of priority, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts and finally, the class C notes, in no order of priority, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts.

     As the priority of payment in respect of the series 1 class A1 notes, the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes rank equally after the occurrence of an asset trigger event or enforcement of the issuer security, and as repayments of principal in these circumstances will not be limited to or controlled by the respective controlled amortization amounts for the relevant class of notes, this may result in certain noteholders being repaid more rapidly than if an asset trigger event or enforcement of the issuer security had not occurred, and may result in other noteholders being repaid less rapidly than if an asset trigger event had not occurred.

THE OCCURRENCE OF A NON-ASSET TRIGGER EVENT MAY ACCELERATE THE REPAYMENT OF CERTAIN NOTES AND/OR DELAY THE REPAYMENT OF OTHER NOTES

     If a non-asset trigger event has occurred, the mortgages trustee will distribute all principal receipts to Funding until the Funding share percentage of the trust property is zero. Funding will on each payment date apply these principal receipts to repay the previous intercompany loans, our intercompany loan and each new intercompany loan (if any) equally and in proportion to the outstanding principal balance of the relevant intercompany loan.

     Following the occurrence of a non-asset trigger event, we will apply these principal repayments of the intercompany loan which are available for payment to noteholders on each payment date to repay the series 1 class A1 notes until the outstanding principal balance of the series 1 class A1 notes has been reduced to zero, without regard to their controlled amortization amounts, then the series 1 class A2 notes and the series 2 class A notes, in no order of priority, until the outstanding principal balance of each of the series 1 class A2 notes and the series 2 class A notes has been reduced to zero, without regard to their controlled amortization amounts, then the series 3 class A notes until the outstanding principal balance of the series 3 class A notes has been reduced to zero, without regard to their controlled amortization amounts, then the class B notes, in no order of priority, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts and finally, the class C notes, in no order of priority, until their outstanding principal balances have been reduced to zero, without regard to their controlled amortization amounts.

     As the repayments of principal in these circumstances will not be limited to or controlled by the respective controlled amortization amounts for the relevant class of notes, this may result in certain noteholders being repaid more rapidly than if a non-asset trigger event or enforcement of the issuer security had not occurred, and may result in other noteholders being repaid less rapidly than if a non-asset trigger event had not occurred.

COMPETITION IN THE UK MORTGAGE LOAN INDUSTRY COULD INCREASE THE RISK OF AN EARLY REDEMPTION OF YOUR NOTES

     The mortgage loan industry in the United Kingdom is highly competitive. Both traditional and new lenders use heavy advertising, targeted marketing, aggressive pricing competition and loyalty schemes in an effort to expand their presence in or to facilitate their entry into the market and compete for customers. For example, certain of the seller's competitors have implemented loyalty discounts for long-time customers to reduce the likelihood that these customers would refinance their mortgage loans with other lenders such as the seller.

     This competitive environment may affect the rate at which the seller originates new mortgage loans and may also affect the level of attrition of the seller's existing borrowers. If the rate at which new mortgage loans are originated declines significantly or if existing borrowers refinance their mortgage loans with lenders other than the seller then the risk of a trigger event occurring increases, which could result in an early redemption of your notes.

IF THE SELLER DOES NOT REPURCHASE FIXED RATE MORTGAGE LOANS UNDER WHICH THE BORROWER EXERCISES HIS OR HER RE-FIX OPTION THEN WE MAY NEED TO ENTER INTO NEW HEDGING ARRANGEMENTS AND WE MAY NOT FIND A COUNTERPARTY AT THE RELEVANT TIME

     If the seller does not elect within 30 days of the end of the relevant fixed rate period to repurchase the relevant mortgage loan from the mortgages trustee if it becomes a re-fixed mortgage loan, then this will necessitate the entry by us into further hedging arrangements with an alternative basis rate swap counterparty satisfactory to the rating agencies. Entering into additional hedging arrangements may increase our obligations on any payment date which may adversely affect payments on your notes. In addition, we cannot provide assurance that an alternative basis rate swap counterparty will be available at the relevant time.

TERMINATION PAYMENTS ON THE BASIS RATE SWAP MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO MAKE PAYMENTS ON THE NOTES

     The amount of revenue receipts that Funding receives will fluctuate according to the interest rates applicable to the mortgage loans in the mortgages trust. However, the amount of interest payable by Funding to us under the intercompany loan will depend upon the aggregate amount payable by us to the basis rate swap provider in exchange for payments which will depend upon the variable interest rates at which interest accrues on the notes.

     To hedge our exposure against the possible variance between the foregoing interest rates, we will enter into the basis rate swap with the basis rate swap provider and the note trustee on the closing date (see "THE SWAP AGREEMENTS - THE BASIS RATE SWAP").

     If the basis rate swap is terminated, we may be obliged to pay a termination payment to the basis rate swap provider. The amount of the termination payment will be based on the cost of entering into a replacement basis rate swap. Under the intercompany loan agreement, Funding will be required to pay us an amount equal to any termination payment due by us to the basis swap provider. Funding will also be obliged to pay us any extra amounts which we may be required to pay to enter into a replacement swap.

     We cannot give you any assurance that Funding will have the funds available to make that payment or that we will have sufficient funds available to make any termination payment under the swap or to make subsequent payments to you in respect of the relevant series and class of notes. Nor can we give you any assurance that we will be able to enter into a replacement swap, or if one is entered into, that the credit rating of the replacement basis rate swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the notes by the rating agencies.

     Except where the basis rate swap provider has caused the basis rate swap to terminate by its own default, any termination payment due by us will rank equally with payments due on the notes. Any additional amounts required to be paid by us following termination of the basis rate swap (including any extra costs incurred (for example, from entering into "SPOT" interest rate swaps) if we cannot immediately enter into a basis rate swap), will also rank equally with payments due on the notes.

     Therefore, if we are obliged to make a termination payment to the basis rate swap provider or to pay any other additional amount as a result of the termination of the swap, this may affect the funds which we have available to make payments on the notes of any class and any series.

RATINGS ASSIGNED TO THE NOTES MAY BE LOWERED OR WITHDRAWN AFTER YOU PURCHASE THE NOTES, WHICH MAY LOWER THE MARKET VALUE OF THE NOTES

     The ratings assigned to each class of notes address the likelihood of full and timely payment to you of all payments of interest on each payment date under those classes of notes. The ratings also address the likelihood of ultimate payment of principal on the final maturity date of each class of notes. The expected ratings of each class of series 1 notes on the closing date are set out in "RATINGS OF THE SERIES 1 NOTES". Any rating agency may lower its rating or withdraw its rating if, in the sole judgement of the rating agency, the credit quality of the notes has declined or is in question. If any rating assigned to the notes is lowered or withdrawn, the market value of the notes may be reduced.

SUBORDINATION OF OTHER NOTE CLASSES MAY NOT PROTECT YOU FROM ALL RISK OF LOSS

     Each of the class B notes of each series and the class C notes of each series are subordinated in right of payment of interest to the class A notes of each series. Each of the class C notes of each series are subordinated in right of payment of interest to the class B notes of each series.

     Each of the class B notes of each series and the class C notes of each series are subordinated in right of payment of principal to the class A notes of each series. Each of the class C notes of each series are subordinated in right of payment of principal to the class B notes of each series.

     However, the controlled amortization amount payable in respect of each class of notes is determined by a schedule that indicates the target balance for that class of notes on the relevant payment date, as set forth under "CASHFLOWS
- DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY AND/OR OCCURRENCE OF A TRIGGER EVENT". You should be aware that not all classes of notes are scheduled to receive payments of principal on each payment date. The controlled amortization amount payable on some classes of notes will be zero, which means that, despite the principal priority of payments described above, lower ranking classes of notes may nevertheless be repaid principal before higher ranking classes of notes. Payments of principal are expected to be made to each class of notes in scheduled amounts up to the amounts set forth under "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY AND/OR OCCURRENCE OF A TRIGGER EVENT".

     There is no assurance that these subordination rules will protect the class A noteholders from all risk of loss or the class B noteholders from all risk of loss. If the losses allocated to the class C notes and the class B notes, as evidenced on each of the class C and class B principal deficiency sub-ledgers, respectively, plus any other debits to each of the class C and class B principal deficiency sub-ledgers, as the case may be, are in an aggregate amount equal to the aggregate outstanding principal balances of the class

C notes and the class B notes, then losses on the mortgage loans will thereafter be allocated to the class A notes at which point there will be an asset trigger event. Similarly, if the losses allocated to the class C notes as evidenced on the class C principal deficiency sub-ledger plus any other debits to the class C principal deficiency sub-ledger are in an aggregate amount equal to the aggregate outstanding principal balance of the class C notes, then losses on the mortgage loans will thereafter be allocated to the class B notes.

PRINCIPAL PAYMENTS ON THE CLASS B NOTES AND THE CLASS C NOTES WILL BE DEFERRED IN CERTAIN CIRCUMSTANCES

     On any payment date, our obligation to pay principal on the class B notes and the class C notes will be subject to the satisfaction as of the related determination date of the issuer arrears test, the issuer reserve requirement and the subordinated principal test (as defined in the glossary) to the extent that any class A notes are outstanding on that date.

     If class A notes are outstanding on that date and any of the above conditions is not satisfied on a payment date then payments of principal which would otherwise have been made to the class B notes and/or the class C notes will not be payable on that payment date.

YOU MAY NOT BE ABLE TO SELL THE NOTES

     There currently is no secondary market for the notes. The underwriters expect, but are not obliged, to make a market in the notes. If no secondary market develops, you may not be able to sell the notes prior to maturity. We cannot offer any assurance that a secondary market will develop or, if one does develop, that it will continue.

YOU MAY BE SUBJECT TO EXCHANGE RATE AND INTEREST RATE RISKS

     Repayments of principal and payments of interest on the series 1 notes will be made in US dollars, but the intercompany loan to be made by us to Funding and repayments of principal and payments of interest by Funding to us under the intercompany loan will be in sterling.

     To hedge our currency exchange rate exposure, including any interest rate exposure connected with that currency exposure, on the closing date we will enter into the dollar currency swaps for the series 1 notes with the dollar currency swap provider (see "THE SWAP AGREEMENTS - THE DOLLAR CURRENCY SWAPS").

     If we fail to make timely payments of amounts due under a dollar currency swap, then we will have defaulted under that currency swap. The dollar currency swap provider is obliged only to make payments under a dollar currency swap as long as we make payments under it. If the dollar currency swap provider is not obliged to make payments of, or if it defaults in its obligations to make payments of, amounts in US dollars equal to the full amount to be paid to us on the payment dates under the dollar currency swap (which are the same dates as the payment dates), we will be exposed to changes in US dollar/sterling currency exchange rates and in the associated interest rates on these currencies. Unless a replacement dollar currency swap is entered into, we may have insufficient funds to make payments due on the notes of any class and any series.

     In addition, some of the mortgage loans carry variable rates of interest, some of the mortgage loans pay interest at a fixed rate or rates of interest and some of the flexible mortgage loans pay interest at variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or pay interest at a rate which tracks the Bank of England base rate. However, these interest rates on the mortgage loans which will fund the interest payable under the intercompany loan will not necessarily match the floating rates on the notes. If the basis rate swap provider defaults in its obligation to make payments under the basis rate swap, we will be exposed to the variance between the rates of interest payable on the mortgage loans and the rate of interest payable on the notes. Unless a replacement basis rate swap is entered into, we may have insufficient funds to make payments due on the notes of any class and any series.

TERMINATION PAYMENTS ON THE DOLLAR CURRENCY SWAPS AND THE EURO CURRENCY SWAPS MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO MAKE PAYMENTS ON THE NOTES

      If any of the currency swaps terminate, we may be obliged to pay a termination payment to the relevant currency rate swap provider. The amount of the termination payment will be based on the cost of entering into a replacement currency swap. Under the intercompany loan agreement, Funding will be required to pay us an amount required by us to pay any termination payment due by us to the relevant currency rate swap provider. Funding will also be obliged to pay us any extra amounts which we may be required to pay to enter into a replacement swap.

     We cannot give you any assurance that Funding will have the funds available to make that payment or that we will have sufficient funds available to make any termination payment under any of the currency swaps or to make subsequent payments to you in respect of the relevant series and class of notes. Nor can we give you any assurance that we will be able to enter into a replacement currency swap, or if one is entered into, that the credit rating of the replacement currency rate swap provider will be sufficiently high to prevent a downgrading of the then current ratings of the notes by the rating agencies.

     Except where the relevant currency rate swap provider has caused the relevant currency swap to terminate by its own default, any termination payment due by us will rank equally with payments due on the notes. Any additional amounts required to be paid by us following termination of the relevant currency swap (including any extra costs incurred (for example, from entering into "SPOT" currency or interest rate swaps) if we cannot immediately enter into a replacement currency swap), will also rank equally with payments due on the notes.

     Therefore, if we are obliged to make a termination payment to the relevant currency rate swap provider or to pay any other additional amount as a result of the termination of the relevant currency swap, this may affect the funds which we have available to make payments on the notes of any class and any series.

IF THE BANK OF ENGLAND BASE RATE FALLS BELOW A CERTAIN LEVEL, WE COULD SUFFER A REVENUE SHORTFALL WHICH COULD ADVERSELY AFFECT OUR PAYMENTS ON THE NOTES

     The seller guarantees that for variable rate mortgage loans that are eligible to be charged at the seller's standard variable rate (including fixed rate mortgages which become variable after the fixed period), during the period in which the seller may impose an early repayment charge, the actual gross interest rate that the seller charges will be the lower of:

     (a) the seller's standard variable rate; or

     (b) the Bank of England base rate plus a margin of 1.99%.

     If the Bank of England base rate falls to a level of 1.99% or more below the seller's standard variable rate it is possible that there would be a shortfall of income on the mortgage loans and that, as a result, either or both of Funding and we would suffer a revenue shortfall.

IF BORROWERS BECOME ENTITLED TO THE LOYALTY DISCOUNT OFFERED BY THE SELLER, WE COULD SUFFER A REVENUE SHORTFALL WHICH COULD ADVERSELY AFFECT OUR PAYMENTS ON THE NOTES

     The seller currently offers a loyalty discount on each mortgage loan (other than a Together mortgage loan, a Together Connections mortgage loan and a CAT standard mortgage loan) which currently provides for a reduction of 0.25% (although the seller may in the future allow for a discount of between 0.25% and 0.75%) of the applicable interest rate on that mortgage loan once the borrower has held that mortgage loan for at least seven years, subject to certain conditions. If the loyalty discount becomes applicable to a significant number of borrowers it is possible that there would be a shortfall of income on the mortgage loans and that, as a result, either or both of Funding and we would suffer a revenue shortfall.

WE RELY ON THIRD PARTIES AND YOU MAY BE ADVERSELY AFFECTED IF THEY FAIL TO PERFORM THEIR OBLIGATIONS

     We are a party to contracts with a number of other third parties that have agreed to perform services in relation to the notes. For example, the dollar currency swap provider and the euro currency swap provider have agreed to provide their respective swaps, the corporate services provider has agreed to provide corporate services and the paying agents and the agent bank have agreed to provide payment and calculation services in connection with the notes. In the event that any relevant third party was to fail to perform its obligations under the respective agreements to which it is a party, you may be adversely affected.

PAYMENTS BY FUNDING TO THIRD PARTIES IN RELATION TO THE PREVIOUS ISSUERS MAY AFFECT PAYMENTS DUE TO US AND ACCORDINGLY OUR ABILITY TO MAKE PAYMENTS ON THE NOTES

     Under the previous intercompany loan agreements, Funding is required to make payments to each previous issuer in respect of that previous issuer's obligations to make payments to the security trustee and its own note trustee, agent bank, paying agents, cash manager, corporate services provider and account bank and to other third parties to whom that previous issuer owes money. These payments, in addition to the payments that we are required to make to our third party creditors, rank in priority to amounts due by Funding to us under the intercompany loan that we may use to make payments under the notes. For further information regarding Funding's payment obligations, see "CASHFLOWS".

     Funding's obligations to make the third-party payments described above to the previous issuers may affect Funding's ability to make payments to us under the intercompany loan. This in turn may affect our ability to make payments on your notes.

EXCESS REVENUE RECEIPTS MAY NOT BE SUFFICIENT TO REPLENISH PRINCIPAL THAT HAS BEEN USED TO PAY INTEREST, WHICH MAY RESULT IN YOUR NOTES NOT BEING REPAID IN FULL

     If, on any payment date, revenue receipts available to us are insufficient to enable us to pay interest on the notes and our other expenses ranking in priority to interest due on notes (the "SENIOR EXPENSES"), then we may use principal receipts from the intercompany loan to make up that revenue shortfall.

     During the term of the transaction, however, it is expected that these principal deficiencies will be recouped from subsequent excess issuer available revenue receipts. However, if subsequent excess issuer available revenue receipts are insufficient to recoup those principal deficiencies, then you may receive later than anticipated, or you may not receive in full, repayment of the principal amount outstanding on your notes.

     For more information on principal deficiencies, see "CREDIT STRUCTURE - ISSUER PRINCIPAL DEFICIENCY LEDGER."

THE SELLER SHARE OF THE TRUST PROPERTY DOES NOT PROVIDE CREDIT ENHANCEMENT FOR THE NOTES

     Subject to certain exceptions as described under "THE MORTGAGES TRUST - ADJUSTMENTS TO TRUST PROPERTY", any losses from mortgage loans included in the trust property will be allocated to Funding and the seller on each distribution date in proportion to the then current Funding share percentage and the then current seller share percentage of the trust property.

     The seller share of the trust property does not provide credit enhancement for the Funding share of the trust property. Losses on the mortgage loans in the trust property are generally allocated proportionately between the seller and Funding depending on their respective percentage shares (or, in certain circumstances, their weighted average percentage shares) of the trust property.

WE WILL ONLY HAVE RECOURSE TO THE SELLER IF THERE IS A BREACH OF WARRANTY BY THE SELLER, AND OTHERWISE THE SELLER'S ASSETS WILL NOT BE AVAILABLE TO US AS A SOURCE OF FUNDS TO MAKE PAYMENTS ON THE NOTES

     After an intercompany loan enforcement notice under the intercompany loan, any previous intercompany loan or any new intercompany loan is given (as described in "SECURITY FOR FUNDING'S OBLIGATIONS"), the security trustee may sell the Funding share of the trust property. There is no assurance that a buyer would be found or that such a sale would realize enough money to repay amounts due and payable under the intercompany loan agreement, the previous intercompany loan agreements and any new intercompany loan agreements.

     We will not, and Funding and the mortgages trustee will not, have any recourse to the seller of the mortgage loans, other than in respect of a breach of warranty under the mortgage sale agreement.

     We will not, and the mortgages trustee, Funding and the security trustee will not, undertake any investigations, searches or other actions on any mortgage loan or its related security and we and each of them will rely instead on the warranties given in the mortgage sale agreement by the seller.

     If any of the warranties made by the seller is materially untrue on the date on which the relevant mortgage loan is assigned to the mortgages trustee, then, in the first instance, the seller will be required to remedy the breach within 28 days of the seller becoming aware of the same or of receipt by it of a notice from the mortgages trustee.

     If the seller fails to remedy the breach within 28 days, then the seller will be required to repurchase the mortgage loan or mortgage loans and their related security at their current balance as of the date of completion of such repurchase together with all interest (whether due or accrued but not due) and arrears of interest payable thereon to the date of repurchase. There can be no assurance that the seller will have the financial resources to repurchase the mortgage loan or mortgage loans and their related security. However, if the seller does not repurchase those mortgage loans and their related security when required, then the seller share of the trust property will be deemed to be reduced by an amount equal to the principal amount outstanding of those mortgage loans together with any arrears of interest and accrued and unpaid interest and expenses.

     Other than as described here, none of the mortgages trustee, Funding, you, the holders of the previous notes, the previous issuers or we will have any recourse to the assets of the seller.

THERE CAN BE NO ASSURANCE THAT A BORROWER WILL REPAY PRINCIPAL AT THE END OF THE TERM ON AN INTEREST-ONLY LOAN (WITH OR WITHOUT A CAPITAL REPAYMENT VEHICLE) OR A COMBINATION LOAN

     Each mortgage loan in the cut-off date mortgage portfolio is advanced on one of the following bases:

     o Repayment basis, with principal and interest repaid on a monthly basis through the mortgage term; or

     o    An interest-only basis with or without a capital repayment vehicle; or

     o A combination basis, that is, a combination of the repayment and interest-only arrangements where only part of the principal will be repaid by way of monthly payments.

     Of the mortgage loans in the cut-off date mortgage portfolio 53,374 mortgage loans (or 39.53% of the aggregate current balance of the mortgage loans as of the cut-off date) are interest-only basis with or without a capital repayment vehicle and 88,299 mortgage loans (or 60.47% of the aggregate current balance of the mortgage loans as of the cut-off date) are combination or repayment mortgage loans. Neither the interest-only mortgage loans nor the interest-only portion of any combination mortgage loan includes scheduled amortization of principal. Instead the principal must be repaid by the borrower in a lump sum at maturity of the mortgage loan.

     For interest-only mortgage loans with a capital repayment vehicle or a combination loan with a capital repayment vehicle the borrower is recommended to put in place an investment plan or other repayment mechanism forecast to provide sufficient funds to repay the principal due at the end of the term.

     The ability of a borrower to repay the principal on an interest-only mortgage loan or the final payment of principal on a combination mortgage loan at maturity depends on such borrower's responsibility to ensure that sufficient funds are available from an investment plan or another source, such as ISAs, pension policies, personal equity plans or endowment policies, as well as the financial condition of the borrower, tax laws and general economic conditions at the time. However, there can be no assurance that there will be sufficient funds from any investment plan to repay the principal or (in the case of a combination loan) the part of the principal that it is designed to cover.

     The seller does not (and in certain circumstances cannot) take security over investment plans. Consequently, in the case of a borrower in poor financial condition the investment plan will be an asset available to meet the claims of other creditors. The seller also recommends the borrower to take out term life insurance cover in relation to the mortgage loan, although the seller again does not take security over such policies.

     In the case of interest-only mortgage loans, there can be no assurance that the borrower will have the funds required to repay the principal at the end of the term. If a borrower cannot repay the mortgage loan and a loss occurs on the mortgage loan, then this may affect payments on the notes if that loss cannot be cured by the application of excess issuer available revenue receipts.

THERE MAY BE RISKS ASSOCIATED WITH THE FACT THAT THE MORTGAGES TRUSTEE HAS NO LEGAL TITLE TO THE MORTGAGE LOANS AND THEIR RELATED SECURITY WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

     The assignment by the seller to the mortgages trustee of the benefit of the mortgage loans and their related security takes effect in equity only. This means that legal title to the mortgage loans and their related security in the trust property remains with the seller, but the mortgages trustee has all the other rights and benefits relating to ownership of each mortgage loan and its related security (which rights and benefits are subject to the trust in favor of the beneficiaries). The mortgages trustee has the right to demand the seller to give it legal title to the mortgage loans and the related security in the circumstances described in "ASSIGNMENT OF THE MORTGAGE LOANS AND THEIR RELATED SECURITY - TRANSFER OF LEGAL TITLE TO THE MORTGAGES TRUSTEE" and until then the mortgages trustee will not apply to H.M. Land Registry or the H.M. Land Charges Registry to register or record its equitable interest in the mortgages. In addition, except in the limited circumstances set out in "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY - TRANSFER OF LEGAL TITLE TO THE MORTGAGES TRUSTEE", the seller will not give notice of the assignment of the mortgage loans and related security to any borrower.

     At any time during which the mortgages trustee does not hold the legal title to the mortgage loans and their related security or has not notified its interest in the mortgage loans and their related security to the borrowers, there are risks, as follows:

     o firstly, if the seller wrongly sold to another person a mortgage loan and that mortgage loan has already been assigned to the mortgages trustee, and that person acted in good faith and did not have notice of the interests of the mortgages trustee or the beneficiaries in the mortgage loan and that person notified the borrower of that sale to it of the mortgage loan and its related security or registered its interest in that mortgage, then she or he might obtain good title to the mortgage loan, free from the interests of the mortgages trustee and the beneficiaries. If this occurred then the mortgages trustee would not have good title to the affected mortgage loan and its related security and it would not be entitled to payments by a borrower in respect of such a mortgage loan. This may affect our ability to repay the notes;

     o secondly, the rights of the mortgages trustee and the beneficiaries may be subject to the rights of the borrowers against the seller, such as the rights of set-off (see in particular "- THERE ARE RISKS IN RELATION TO FLEXIBLE MORTGAGE LOANS WHICH MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES") which occur in relation to transactions or deposits made between certain borrowers and the seller and the rights of borrowers to redeem their mortgages by repaying the mortgage loan directly to the seller. If these rights were exercised, the mortgages trustee may receive less money than anticipated from the mortgage loans, which may affect our ability to repay the notes; and

     o finally, the mortgages trustee would not be able to enforce any borrower's obligations under a mortgage loan or mortgage itself but would have to join the seller as a party to any legal proceedings.

     However, once notice has been given to a borrower of the transfer of the related mortgage loan and its related security to the mortgages trustee, any independent set-off rights which that borrower has against the seller will crystallize, further rights of independent set-off would cease to accrue from that date and no new rights of independent set-off could be asserted following that notice. Set-off rights arising under transaction set-off (which are set-off claims arising out of a transaction connected with the mortgage loan) will not be affected by that notice.

     Additionally, if a borrower exercises any set-off rights then an amount equal to the amount set off will reduce the total amount of the seller share of the trust property only. For more information on the risks of transaction set-off, see "- THERE ARE RISKS IN RELATION TO FLEXIBLE MORTGAGE LOANS WHICH MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES".

THERE ARE RISKS IN RELATION TO FLEXIBLE MORTGAGE LOANS WHICH MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES

     As described in "- THERE MAY BE RISKS ASSOCIATED WITH THE FACT THAT THE MORTGAGES TRUSTEE HAS NO LEGAL TITLE TO THE MORTGAGE LOANS AND THEIR RELATED SECURITY, WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES", the seller has made (in respect of the existing mortgage portfolio) and will make (on the closing date in respect of the additional assigned mortgage portfolio) an equitable assignment of the relevant mortgage loans and mortgages to the mortgages trustee, with legal title being retained by the seller. Therefore, the rights of the mortgages trustee may be subject to the direct rights of the borrowers against the seller, including rights of set-off existing prior to notification to the borrowers of the assignment of the mortgage loans and the mortgages. Such set-off rights may occur if the seller fails to advance a cash re-draw to a borrower under a flexible mortgage loan when the borrower is entitled to such cash re-draw.

     If the seller fails to advance the cash re-draw in accordance with the relevant mortgage loan, then the relevant borrower may set off any damages claim arising from the seller's breach of contract against the seller's (and, as equitable assignee of the mortgage loans and the mortgages, the mortgages trustee's) claim for payment of principal and/or interest under the mortgage loan as and when it becomes due. Such set-off claims will constitute transaction set-off as described in the immediately preceding risk factor.

     The amount of the claim in respect of a cash re-draw will, in many cases, be the cost to the borrower of finding an alternative source of funds. The borrower may obtain a mortgage loan elsewhere in which case the damages would be equal to any difference in the borrowing costs together with any consequential losses, namely the associated costs of obtaining alternative funds (for example, legal fees and survey fees). If the borrower is unable to obtain an alternative mortgage loan, he or she may have a claim in respect of other losses arising from the seller's breach of contract where there are special circumstances communicated by the borrower to the seller at the time the borrower entered into the mortgage or which otherwise were reasonably foreseeable.

     A borrower may also attempt to set off against his or her mortgage payments an amount greater than the amount of his or her damages claim. In that case, the administrator will be entitled to take enforcement proceedings against the borrower although the period of non-payment by the borrower is likely to continue until a judgement is obtained.

     The exercise of set-off rights by borrowers would reduce the incoming cash flow to the mortgages trustee during such exercise. However, the amounts set off will be applied to reduce the seller share of the trust property only.

     Further, there may be circumstances in which:

     o a borrower may seek to argue that certain re-draws are unenforceable by virtue of non-compliance with the Consumer Credit Act 1974; or

     o certain re-draws may rank behind liens created by a borrower after the date upon which the borrower entered into its mortgage with the seller.

     The minimum seller share has been sized in an amount expected to cover these risks, although there is no assurance that it will. If the minimum seller share is not sufficient in this respect then there is a risk that you may not receive all amounts due on the notes or that payments may not be made when due.

IF THE ADMINISTRATOR IS REMOVED, THERE IS NO GUARANTEE THAT A SUBSTITUTE ADMINISTRATOR WOULD BE FOUND, WHICH COULD DELAY COLLECTION OF PAYMENTS ON THE MORTGAGE LOANS AND ULTIMATELY COULD ADVERSELY AFFECT PAYMENTS ON THE NOTES

     The seller has been appointed by the mortgages trustee and the beneficiaries as administrator to service the mortgage loans. If the administrator breaches the terms of the administration agreement, then the mortgages trustee, Funding and the security trustee will be entitled to terminate the appointment of the administrator and to appoint a substitute administrator.

     There can be no assurance that a substitute administrator would be found who would be willing and able to service the mortgage loans on the terms of the administration agreement. In addition, as described under the third risk factor immediately succeeding this risk factor, any substitute administrator may be required to be authorized under The Financial Services and Markets Act 2000 once mortgage lending becomes a regulated activity. The ability of a substitute administrator fully to perform the required services would depend, among other things, on the information, software and records available at the time of the appointment. Any delay or inability to appoint a substitute administrator may affect payments on the mortgage loans and hence our ability to make payments when due on the notes.

     You should note that the administrator has no obligation itself to advance payments that borrowers fail to make in a timely fashion.

THE MORTGAGES TRUSTEE MAY NOT RECEIVE THE BENEFIT OF CLAIMS MADE ON THE BUILDINGS INSURANCE WHICH COULD ADVERSELY AFFECT PAYMENTS ON THE NOTES

     The practice of the seller in relation to buildings insurance is described under "THE MORTGAGE LOANS - INSURANCE POLICIES". As described in that section, we cannot provide assurance that the mortgages trustee will always receive the benefit of any claims made under any applicable insurance contracts or that the amount received in the case of a successful claim will be sufficient to reinstate the property. This could reduce the principal receipts received by Funding according to the Funding share and could adversely affect our ability to make payments on the notes. You should note that buildings insurance is normally renewed annually.

THE MORTGAGES TRUSTEE IS NOT REQUIRED TO MAINTAIN MORTGAGE INDEMNITY INSURANCE WITH THE CURRENT INSURER, AND THE SELLER IS NOT REQUIRED TO MAINTAIN THE CURRENT LEVEL OF MORTGAGE INDEMNITY INSURANCE COVERAGE FOR NEW MORTGAGE LOANS THAT IT ORIGINATES IN THE FUTURE, WHICH MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES

     The mortgages trustee is not required to maintain a mortgage indemnity policy with the current insurer. The mortgages trustee has the discretion to contract for mortgage indemnity guarantee protection from any insurer then providing mortgage indemnity insurance policies, subject to prior agreement with the rating agencies and their confirmation that this will not affect the then current ratings of the notes.

     In addition, the seller is not required to maintain the same level of coverage under mortgage indemnity insurance policies for mortgage loans that it may originate in the future and assign to the mortgages trust. See "THE MORTGAGE LOANS - INSURANCE POLICIES - MIG POLICIES".

POSSIBLE REGULATORY CHANGES BY THE OFFICE OF FAIR TRADING AND THE FINANCIAL SERVICES AUTHORITY MAY HAVE AN IMPACT ON THE SELLER, THE ISSUER AND/OR THE MORTGAGE LOANS AND MAY ADVERSELY AFFECT OUR ABILITY TO MAKE PAYMENTS WHEN DUE ON THE NOTES

     In the United Kingdom, the Office of Fair Trading (the "OFT") is responsible for the issue of licenses under and the enforcement of the Consumer Credit Act 1974, related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take actions when necessary with regard to the mortgage market in the United Kingdom.

     It is currently expected that mortgage lending in the United Kingdom will become a regulated activity under The Financial Services and Markets Act 2000 ("FSMA"). The FSMA represents a significant overhaul of the financial services regulation in the United Kingdom and brings a wider range of financial activities under a single regime of statutory regulation. Although the date for implementation of a scheme to regulate mortgage related activities ("N3") had initially been August 2002, announcements by H.M. Treasury in December 2001 that the Financial Services Authority will also be responsible for regulation of mortgage sales (advising and arranging) has delayed N3. Under a revised timetable published by the FSA, N3 is now anticipated to be mid-2004.

     The first draft of the Mortgage Sourcebook, which ultimately will set specific rules for mortgage lending, was issued by the Financial Services Authority in June 2001. The consultation period for the Mortgage Sourcebook ended on September 14, 2001. In August 2002, the FSA published its feedback on the Mortgage Sourcebook, which includes its "near final" rules on mortgage lending and administration. These rules cover start of contract disclosures, post-sale disclosures (annual statements), rules on contract changes and arrears and repossessions. Simultaneously, the FSA published its first consultative paper on the FSA's approach to regulating mortgage sales, which sets out for comment key elements of the FSA's proposals for regulating mortgage sales and variations (such as further advances). The closing date for comments on this consultation is November 11, 2002. It is anticipated that detailed rules for mortgage sales will be published in the first quarter of 2003. In addition, H.M. Treasury published on February 28, 2002 a paper seeking comments upon the implementation of the FSA regulation of mortgage sale activities. The comment period for this paper ended on April 30, 2002. In August 2002, H.M. Treasury published "final" versions of statutory instruments amending, inter alia, the Financial Services and Markets Act 2000 (Regulated Activities), the Financial Services and Markets Act 2000 (Financial Promotions) and the Financial Services and Markets Act 2000 (Misleading Statements and Practices) Orders implementing the new regulatory regime for mortgage sale related activities.

     When mortgage lending becomes a regulated activity after N3, persons carrying on any specified mortgage-related activity by way of business will ordinarily need to be authorized by the Financial Services Authority under the FSMA. The specified activities currently are (a) entering into a regulated mortgage contract as lender, (b) administering a regulated mortgage contract (administrating in this context means notifying borrowers of changes in mortgage payments and/or collecting payments due under the mortgage loan) and (c) advising on and arranging mortgage contracts. Agreeing to carry on any of these activities will also be a regulated activity. If requirements as to lenders, relevant brokers, advertising and the authorization of originators and administrators are not complied with, that contract may be unenforceable in whole or in part against the borrower.

     An unauthorized person who administers a regulated mortgage contract entered into after N3 may commit an offense, although this will not render the contract unenforceable against the borrower. However, an unauthorized person may arrange for an authorized person to administer his mortgage contracts but if that arrangement comes to an end, that unauthorized person may commit an offense if it administers the mortgage contracts for more than one month after the arrangement comes to an end.

     The new regime under the FSMA regulating financial promotion will cover the content and manner of promotion of regulated mortgage products, and by whom such promotion can be issued or approved.

     Authorized persons engaged in relevant specified activities relating to regulated mortgage contracts will be obliged to comply with the final Mortgage Sourcebook published by the Financial Services Authority. The exact form of these is not yet certain but they are likely to include detailed requirements as to the standardized disclosure of information to customers (before selling a mortgage, on issue of a mortgage offer and throughout the term of a mortgage) and the manner in which regulated mortgage contracts are promoted, originated and administered, including the sale, transfer or securitization of mortgage contracts. They are also likely to impose capital and/or credit rating requirements both on administrators of regulated mortgage contracts and on any person on whose behalf any regulated mortgage contracts are administered. In addition, the new regulations could affect the seller's ability to contribute or withdraw mortgage loans from the mortgage portfolio.

     Currently in the United Kingdom, self-regulation of mortgage business is under the Mortgage Code (the "CML CODE") issued by the Council of Mortgage Lenders (the "CML"). The seller currently subscribes to the CML Code. Membership of the CML and compliance with the CML Code are voluntary. The CML Code sets out a minimum standard of good mortgage business practice, from marketing to lending procedures and dealing with borrowers experiencing financial difficulties. Since April 30, 1998, lender-subscribers to the CML Code may not accept mortgage business introduced by intermediaries who are not registered with (before November 1, 2000) the Mortgage Code Register of Intermediaries or (on and after November 1, 2000) the Mortgage Code Compliance Board.

     In March, 2001, the European Commission published a Recommendation to member states urging their lenders to subscribe to the code issued by the European Mortgage Federation. On July 26, 2001 the CML decided to subscribe to the code collectively on behalf of its members. Lenders have until September 30, 2002 to implement the code, an important element of which is provision to consumers of a "European Standardised Information Sheet" (an "ESIS") similar to the pre-application illustration proposed by the FSA. Following postponement of regulation by the FSA of mortgage business, UK lenders generally will not be in a position to provide an ESIS to consumers by September 30, 2002. The CML has discussed this with the European Commission and the European Mortgage Federation. While compliance with the code is voluntary, if the code is not effective, the European Commission is likely to see further pressure from consumer bodies to issue a Directive on mortgages.

     No assurance can be given that additional regulations from the OFT, the FSA or any other regulatory authority will not arise with regard to the mortgage market in the United Kingdom generally, the seller's particular sector in that market or specifically in relation to the seller. Any such action or developments, in particular, but not limited to, the cost of compliance, may have a material adverse effect on the seller, the issuer and/or the servicer and their respective businesses and operations. This may adversely affect our ability to make payments in full when due on the notes.

REGULATIONS IN THE UNITED KINGDOM COULD LEAD TO SOME TERMS OF THE MORTGAGE LOANS BEING UNENFORCEABLE, WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES

     In the United Kingdom, the Unfair Terms in Consumer Contracts Regulations 1994 apply to all of the mortgage loans that have been entered into between July 1, 1995 and October 1, 1999, and the Unfair Terms in Consumer Contracts Regulations 1999 apply to all of the mortgage loans that have been entered into since October 1, 1999. These regulations generally provide that:

     o a borrower may challenge a term in an agreement on the basis that it is an "unfair" term within the regulations and therefore not binding on the borrower; and

     o the Director General of Fair Trading (as head of the OFT) and any "qualifying body" (as defined in the Regulations) may seek to prevent a business from relying on unfair terms.

     This will not generally affect "CORE TERMS" which set out the main subject matter of the contract, such as the borrower's obligation to repay principal. However, it may affect terms that are not considered to be core terms, such as the right of the lender to vary the interest rate. For example, if a term permitting a lender to vary the interest rate is found to be unfair, the borrower will not be liable to pay the increased rate or, to the extent that she or he has paid it, will be able, as against the lender or the mortgages trustee, to claim repayment of the extra interest amounts paid or to set off the amount of such claim against the amount owing by the borrower under the mortgage loan. Any such non-recovery, claim or set-off ultimately may adversely affect our ability to make payments on the notes such that the payments on your notes could be reduced or delayed.

     On February 24, 2000, the OFT issued a guidance note on what the OFT considers to be fair and unfair terms for interest variation in mortgage contracts. Where the interest variation term does not provide for precise and immediate tracking of an external rate outside the lender's control, and if the borrower is locked-in by an early repayment charge that is considered to be a penalty, the term is likely to be regarded as unfair under the UTCCR unless the lender (i) notifies the borrower in writing at least 30 days before the rate change and (ii) permits the borrower to repay the whole loan during the next three months after the rate change, without paying the early repayment charge. The seller has reviewed the guidance note and has concluded that its compliance with it will have no material adverse effect on the mortgage loans or its business.

     In August 2002 the Law Commission of England and Wales and the Scottish Law Commission published a Joint Consultation Paper proposing changes to the UTCCR, including harmonizing provisions of the UTCCR and the Unfair Contract Terms Act 1977, applying the UTCCR to business-to-business contracts and revising the UTCCR to make it "clearer and more accessible". No assurances can be given that changes to the UTCCR, if implemented, will not have an adverse effect on the seller, the issuer and/or the administrator.

THE MORTGAGES TRUSTEE'S ENTITLEMENT TO BE INDEMNIFIED FOR LIABILITIES UNDERTAKEN DURING THE ENFORCEMENT PROCESS MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO FUNDING TO PAY AMOUNTS DUE UNDER THE INTERCOMPANY LOAN, WHICH MAY IN TURN ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES

     In order to enforce a power of sale in respect of a mortgaged property, the relevant mortgagee (which may be Northern Rock, the mortgages trustee or any receiver appointed by the security trustee) must first obtain possession of the mortgaged property unless the property is vacant. Possession is usually obtained by way of a court order although this can be a lengthy process and the mortgagee must assume certain risks. Each of the mortgages trustee and the security trustee and any receiver appointed by it is entitled to be indemnified to its satisfaction against personal liabilities which it could incur if it were to become a mortgagee in possession before it is obliged to seek possession, provided that it is always understood that the security trustee is never obliged to enter into possession of the mortgaged property.

PROPOSALS FOR A NEW WITHHOLDING TAX DIRECTIVE IN THE EUROPEAN UNION MAY, IF APPROVED, PREVENT YOU FROM RECEIVING INTEREST ON THE NOTES IN FULL

     On December 13, 2001, the EU Ecofin Council reached agreement on the text of a proposed EU Savings Directive. Under the proposed EU Savings Directive, subject to a number of important conditions being met, EU Member States are required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by an entity/person within its jurisdiction to an individual resident in another Member State, subject to the right of certain Member States to opt instead for a withholding system during a specified transitional period. The text of the proposed EU Savings Directive is not yet final, and may be subject to further amendment and/or clarification. If any Member State through which a payment of interest on the notes is made or collected opts for a withholding system, this may prevent you from receiving interest on your notes in full.

TAX PAYABLE BY FUNDING AND THE ISSUER MAY ADVERSELY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE NOTES

     As explained in "MATERIAL UNITED KINGDOM TAX CONSEQUENCES", Funding and the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amount of any expenses or losses which are not deductible for the purposes of UK corporation tax. If the tax payable by Funding or the issuer is greater than expected because, for example, expenses or losses which are not so deductible are greater than expected, the funds available to make payments on your notes could be materially reduced and this could have a material adverse effect on our ability to make payments on the notes.

IF THE UNITED KINGDOM JOINS THE EUROPEAN MONETARY UNION PRIOR TO THE MATURITY OF THE NOTES, WE CANNOT ASSURE YOU THAT THIS WOULD NOT ADVERSELY AFFECT PAYMENTS ON YOUR NOTES

     It is possible that prior to the maturity of the notes the United Kingdom may become a participating member state in the European economic and monetary union and the euro may become the lawful currency of the United Kingdom. In that event, (a) all amounts payable in respect of any notes denominated in pounds sterling may become payable in euro; (b) applicable provisions of law may allow or require us to re-denominate such notes into euro and take additional measures in respect of such notes; and (c) the introduction of the euro as the lawful currency of the United Kingdom may result in the disappearance of published or displayed rates for deposits in pounds sterling used to determine the rates of interest on such notes or changes in the way those rates are calculated, quoted and published or displayed. The introduction of the euro could also be accompanied by a volatile interest rate environment which could adversely affect a borrower's ability to repay its loan as well as adversely affect investors. It cannot be said with certainty what effect, if any, adoption of the euro by the United Kingdom will have on investors in the notes.

CHANGES OF LAW MAY ADVERSELY AFFECT YOUR INTERESTS

     The structure of the issue of the notes and the ratings which are to be assigned to them are based on English law in effect as at the date of this prospectus. We cannot provide assurance as to the impact of any possible change to English law or administrative practice in the United Kingdom after the date of this prospectus. In particular, you should note that significant changes to the English insolvency regime have recently been enacted, although not all these provisions have yet been brought into effect.

      In addition, on March 26, 2002 the Government published the Enterprise Bill (the "BILL") which, among other things, contains proposals for reforming bankruptcy and insolvency law. These proposals set out the intention to introduce legislation the effect of which would be to restrict the right of the holder of a floating charge to appoint an administrative receiver and instead to give primacy to collective insolvency procedures and in particular administration. The Government's aim is that, rather than having primary regard to the interests of secured creditors, any insolvency official should have regard to the interests of all creditors, both secured and unsecured. Presently, the holder of a floating charge over the whole or substantially the whole of the assets of a company has the ability to block the appointment of an administrator by appointing an administrative receiver, who primarily acts in the interests of the floating charge holder, though there are residual duties to the company.

     The Bill states that the holder of a valid and enforceable floating charge over the whole or substantially the whole of a company's property will be able to appoint an administrator of his choice, and that (if no winding-up order had been made or provisional liquidator appointed) such appointment can be made without going to court. However, the administrator will be acting for the creditors generally and not just his appointor.

     Directors of companies will also be able to use the out of court route to place the company in administration. There will be a notice period during which the holder of the floating charge can either agree to the proposed appointment by the directors or appoint an alternative administrator, although the moratorium will take effect immediately after notice was given. If the floating charge holder does not respond to the notice of intention to appoint, the company's appointee will automatically take office after the notice period has elapsed.

     The Bill states that the purpose of administration will be to rescue the company, or, where that is not reasonably practicable, to achieve a better result for the company's creditors as a whole than would be likely if the company were wound up, or, where neither of the above purposes are reasonably practicable, to realize property in order to make a distribution to one or more secured or preferential creditors. These purposes could conflict with the wishes or interests of noteholders. Nevertheless, the Bill makes it clear that the administrators' statement of proposals cannot include an action that affects the right of a secured creditor to enforce his security.

     The Bill provides that the abolition of administrative receivership will only apply to a floating charge created on or after a date appointed by the Secretary of State by order made by statutory instrument. This provision is generally referred to as the "grandfathering provision". If the Bill is enacted in its current form, it should therefore continue to be possible to appoint administrative receivers under floating charges created before the appointed date. Therefore, if the security granted by the issuer and Funding is created before the appointed date, the new provisions (in their current form) should not prevent administrative receivers being appointed under the security.

     The Bill also provides that the abolition of administrative receivership will not extend to certain capital market arrangements. Although the precise terms of this exception may change as the Bill progresses through Parliament, as currently drafted, in broad terms, to fall within this exemption, the arrangement must involve a party incurring or expecting to incur a debt of at least (pound)50 million and the issue of an investment that is rated, listed or traded or designed to be rated, listed or traded. As currently drafted, an arrangement is a "capital market arrangement" if (a) it involves a grant of security to a person holding it as a trustee for a person who holds a capital market investment issued by a party to the arrangement; or (b) at least one party guarantees the performance of obligations of another party; or (c) at least one party provides security in respect of the performance of obligations of another party; or (d) the arrangement involves an investment of a kind described in articles 83 to 85 of the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (options, futures and contracts for differences).

      If the Bill is brought into force in its current form, this may affect the ability of the security trustee to enforce, and the remedies available to the security trustee in enforcing, the security granted by each issuer and Funding. However, if the Bill is enacted in its present form, it is likely that the security (insofar as it comprises floating charges over the whole or substantially the whole of a company's property) will be excepted from the proposals either under the grandfathering provision or under the exception dealing with capital markets arrangements.

     It should be noted that the Bill does not yet have legal effect and there is nothing to prevent amendments being made before it is enacted.

     As it is not possible to determine whether such proposed changes to the English insolvency regime will be enacted, or if they are enacted what form they will take, no assurance can be given as to whether they would have a detrimental effect on the transactions described in this prospectus or on the interests of noteholders.

YOUR INTERESTS MAY BE ADVERSELY AFFECTED BY A CHANGE OF LAW IN RELATION TO UK WITHHOLDING TAX

     In the event that amounts due under the notes are subject to withholding tax, we will not be obliged to pay additional amounts in relation thereto. The applicability of any UK withholding tax under current English law is discussed under "MATERIAL UNITED KINGDOM TAX CONSEQUENCES".

PROPOSED CHANGES TO THE BASEL CAPITAL ACCORD AND THE RISK WEIGHTED ASSET FRAMEWORK MAY RESULT IN CHANGES TO THE RISK-WEIGHTING OF YOUR NOTES

     The Basel Committee on Banking Supervision has issued proposals for reform of the 1988 Capital Accord and has proposed a framework which places enhanced emphasis on market discipline. The consultation period on the initial proposals ended in March 2000 and the Committee published its second consultation document, the "NEW BASEL CAPITAL ACCORD", on January 16, 2001. The consultation period on the further proposals contained in the New Basel Capital Accord ended on May 31, 2001. Although the Basel Committee had announced previously that it would release a revised proposal in early 2002, this has now been delayed pending the completion of a review assessing the overall impact of the proposals on banks and the banking system. It is anticipated that the revised proposals will be issued for public comment in the second quarter of 2003. The Committee intends to finalize the new Basel Capital Accord in the fourth quarter of 2003, allowing for implementation of the new framework in each country at year end 2006. If adopted in their current form, the proposals could affect risk weighting of the notes in respect of certain investors if those investors are regulated in a manner which will be affected by the proposals. Consequently, you should consult your own advisers as to the consequences to and effect on you of the potential application of the New Basel Capital Accord proposals. We cannot predict the precise effects of potential changes which might result if the proposals were adopted in their current form.

YOU WILL NOT RECEIVE PHYSICAL NOTES, WHICH MAY CAUSE DELAYS IN DISTRIBUTIONS AND HAMPER YOUR ABILITY TO PLEDGE OR RESELL THE NOTES

     Unless the global note certificates are exchanged for individual note certificates, which will only occur under a limited set of circumstances, your beneficial ownership of the notes will only be registered in book-entry form with DTC, Euroclear or Clearstream, Luxembourg. The lack of physical notes could, among other things:

     o result in payment delays on the notes because we will be sending distributions on the notes to DTC instead of directly to you;

     o make it difficult for you to pledge or otherwise grant security over the notes if physical notes are required by the party demanding the pledge or other security; and

     o hinder your ability to resell the notes because some investors may be unwilling to buy notes that are not in physical form.

IF YOU HAVE A CLAIM AGAINST US IT MAY BE NECESSARY FOR YOU TO BRING SUIT AGAINST US IN ENGLAND TO ENFORCE YOUR RIGHTS

     We have agreed to submit to the non-exclusive jurisdiction of the courts of England, and it may be necessary for you to bring a suit in England to enforce your rights against us.

                                  DEFINED TERMS

     We have provided an index of defined terms at the end of this prospectus under "GLOSSARY". Terms used in this prospectus have the meaning set out in the glossary unless they are defined where they first appear in this prospectus. For purposes of this prospectus, the term "BORROWER" has the meaning set out in the glossary, but generally means a person or persons who have borrowed money under a mortgage loan.

     Because this transaction is related, by virtue of its master trust structure, to previous transactions and because it may be related to future transactions, it is necessary in this prospectus to refer to any or all of these transactions. In respect of notes, intercompany loans, issuers and terms derived from or relating to these terms, we use the word "PREVIOUS" when referring to the Granite Mortgages 01-1 plc transaction that closed on March 26, 2001, the Granite Mortgages 01-2 plc transaction that closed on September 28, 2001 and the Granite Mortgages 02-1 plc transaction that closed on March 20, 2002 and persons and matters connected to those transactions, and "NEW" when referring to future potential transactions. References to "THE ISSUER", "WE" or "US" refer to Granite Mortgages 02-2 plc, and references to "THE NOTES" and "THE INTERCOMPANY LOAN" refer to the notes that we are issuing under this prospectus and the intercompany loan that we will enter into with Funding on the closing date.

                             US DOLLAR PRESENTATION

     Translations of pounds sterling into US dollars, unless otherwise stated in this prospectus, have been made at the rate of (pound)0.6505 = $1.00, which reflects the noon buying rate in the City of New York for cable transfers in sterling per US$1.00 as certified for customs purposes by the Federal Reserve Bank on August 16, 2002. Use of this rate does not mean that pound sterling amounts actually represent those US dollar amounts or could be converted into US dollars at that rate at any particular time.

     References throughout this prospectus to "(POUND)", "POUNDS" or "STERLING" are to the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland.

     References in this prospectus to "US$", "USD" "$", "US DOLLARS" or "DOLLARS" are to the lawful currency of the United States of America.

     References in this prospectus to "E" or "EURO" are to the currency of the Member States of the European Union that adopt the single currency in accordance with the Treaty of Rome of March 25, 1957 establishing the European Community, as amended from time to time.

                    STERLING/US DOLLAR EXCHANGE RATE HISTORY

                                         YEARS ENDED DECEMBER 31
                 ----------     ----------------------------------------------
                      EIGHT
                     MONTHS
                      ENDED
                 AUGUST 16,
                       2002       2001      2000      1999      1998      1997
                 -----------    ------    ------    ------    ------    ------
Last(1)               1.5392    1.4546    1.4930    1.6182    1.6600    1.6451
Average(2)            1.4677    1.4407    1.5160    1.6177    1.6575    1.6395
High                  1.5844    1.5038    1.6537    1.6746    1.7115    1.7115
Low                   1.4082    1.3727    1.3977    1.5485    1.6128    1.5797

-------------

Notes

(1) Last is the closing exchange rate on the last operating business day of each of the years indicated, years commencing from January 1 or the next operating business day.

(2)  Average is the average daily exchange rate during the period.


                  THROUGH
               AUGUST 16,
                     2002     JULY 2002    JUNE 2002     MAY 2002    APRIL 2002    MARCH 2002    FEBRUARY 2002
               ----------     ---------    ---------     --------    ----------    ----------    -------------
High               1.5700        1.5844       1.5335       1.4690        1.4590        1.4285           1.4327
Low                1.5246        1.5222       1.4583       1.4503        1.4308        1.4151           1.4124


* Source: Bloomberg

                                   THE ISSUER

INTRODUCTION

     The issuer was incorporated in England and Wales as a public company limited by shares under the Companies Act 1985 on July 11, 2002 with registered number 4482804. The registered office of the issuer is at Fifth Floor, 100 Wood Street, London EC2V 7EX. The issuer's authorized share capital as at September 9, 2002 comprised 50,000 ordinary shares of (pound)1 each. The issuer's issued share capital as at September 9, 2002 and as at the date of this prospectus comprised 50,000 ordinary shares of (pound)1 each (of which (pound)12,500 is paid up), all of which are beneficially owned by Funding (see "FUNDING").

     The issuer is organized as a special purpose company and will be mostly passive. The issuer has no subsidiaries. The seller does not own directly or indirectly any of the share capital of Funding or the issuer.

     The principal objects of the issuer are set out in its memorandum of association and permit the issuer, among other things, to lend money and give credit, secured or unsecured, to borrow or raise money and to grant security over its property for the performance of its obligations or the payment of money.

     The issuer was established to raise capital by the issue of notes and to use the net proceeds of such issuance to make the intercompany loan to Funding in accordance with the intercompany loan agreement to be entered into between Funding and the issuer.

     Since its incorporation, the issuer has not engaged in any material activities other than those incidental to its registration as a public company under the Companies Act 1985, the authorization and issue of the notes, the matters contemplated in this prospectus, the authorization of the other transaction documents referred to in this prospectus or in connection with the issue of the notes and other matters which are incidental or ancillary to those activities. The issuer has no employees.

     There is no intention to accumulate surplus cash in the issuer except in the circumstances set out in "SECURITY FOR THE ISSUER'S OBLIGATIONS". The current financial period of the issuer will end on December 31, 2003.

DIRECTORS AND SECRETARY

     The directors of the issuer and their respective business addresses and principal activities or business occupations are:


                                                                           PRINCIPAL ACTIVITIES/
NAME                                     BUSINESS ADDRESS                  BUSINESS OCCUPATION
-----------------------------            --------------------              -----------------------------
Keith McCallum Currie                    Northern Rock House               Treasury Director of Northern
                                         Gosforth                          Rock plc
                                         Newcastle upon Tyne
                                         NE3 4PL

L.D.C. Securitisation Director           Fifth Floor                       Acting as corporate directors
No. 1 Limited                            100 Wood Street                   of special purpose companies
                                         London
                                         EC2V 7EX

L.D.C. Securitisation Director           Fifth Floor                       Acting as corporate directors
No. 2 Limited                            100 Wood Street                   of special purpose companies
                                         London
                                         EC2V 7EX

     Keith McCallum Currie is an employee of the seller.

     The company secretary of the issuer is:

NAME                            BUSINESS ADDRESS
-----------------------         ---------------------------------------------
Law Debenture Corporate         Fifth Floor, 100 Wood Street, London EC2V 7EX
Services Limited

     The directors of L.D.C. Securitisation Director No. 1 Limited and L.D.C. Securitisation Director No. 2 Limited and their principal activities or business occupations are:


                                                                           PRINCIPAL ACTIVITIES/
NAME                                     BUSINESS ADDRESS                  BUSINESS OCCUPATION
-----------------------------            --------------------              -----------------------------
Law Debenture Securitisation             Fifth Floor, 100 Wood Street,     Provision of directors for
Services Limited                         London EC2V 7EX                   special purpose vehicles

     The affairs of L.D.C. Securitisation Director No. 1 Limited, L.D.C. Securitisation Director No. 2 Limited and Law Debenture Securitisation Services Limited are represented by, among others, Denyse Monique Anderson, Julian Robert Mason-Jebb, David Frank Norris and Robert James Williams each of whose business address is at Fifth Floor, 100 Wood Street, London EC2V 7EX and (other than Robert James Williams) each of whose principal activities are as director of The Law Debenture Trust Corporation p.l.c. The principal activity of Robert James Williams is director of The Law Debenture Corporation p.l.c.

     In accordance with the corporate services agreement, the seller and the corporate services provider will each provide directors and other corporate services for the issuer in consideration for the payment of an annual fee to the corporate services provider.

     The issuer's activities will principally comprise the issue of the notes, the making of the intercompany loan to Funding pursuant to the intercompany loan agreement, the entering into of all documents relating to such issue and such intercompany loan to which it is expressed to be a party and the exercise of related rights and powers and other activities referred to in this prospectus or reasonably incidental to those activities.

CAPITALIZATION AND BORROWINGS

      The following table shows the unaudited capitalization and borrowings of the issuer as at September 9, 2002 and as adjusted for the issuance of the notes (assuming all of the notes are issued on the closing date):


                                                                                AT       AS ADJUSTED
                                                                      SEPTEMBER 9,      FOR ISSUANCE
                                                                              2002          OF NOTES
                                                                           (POUND)           (POUND)
                                                                   ---------------    -------------
SHARE CAPITAL
Total paid-up share capital (ordinary shares of (pound)1 each)              50,000           50,000
                                                                            ------    -------------
Total issued share capital (50,000 ordinary shares of (pound)1 each,
  partly paid up to 25%)                                                    12,500           12,500
                                                                            ======    =============

BORROWINGS
Series 1 notes                                                                   0    1,264,935,065
Series 2 notes                                                                   0      760,509,554
Series 3 notes                                                                   0      723,000,000
                                                                            ------    -------------
                                                                                 0    2,748,444,619


     The issuer's audited balance sheet is set out in Appendix B to this prospectus. As of September 9, 2002, the issuer had no contingent liabilities and no outstanding guarantees. There has been no material change to the capitalization, borrowings or contingent liabilities of the issuer from September 9, 2002 to the date of this prospectus. The notes issued by this prospectus will not be guaranteed by the issuer or any other party.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OF THE ISSUER

SOURCES OF CAPITAL AND LIQUIDITY

     The issuer's source of capital will be the net proceeds of the offering of the notes. The issuer's primary source of liquidity will be payments of interest and principal on the intercompany loan.

RESULTS OF OPERATIONS

     The issuer does not have an operating history as of the date of this prospectus. Accordingly, this prospectus does not include any historical or pro forma ratio of earnings to fixed charges. The earnings on the intercompany loan, the interest costs of the notes and the related operating expenses will determine the issuer's results of operations in the future. The fee payable by Funding under the intercompany loan agreement will cover the fees and expenses of the issuer in connection with the issuance of the notes. The income generated on the intercompany loan will be used to pay principal and interest on the notes.

                                 USE OF PROCEEDS

     The gross proceeds from the issuance of the offered notes will equal approximately $1,948,000,000 and will be applied (after exchanging the gross US dollar proceeds of the series 1 notes for sterling proceeds calculated by reference to the dollar currency swap rates, after exchanging the gross euro proceeds of the series 2 notes for sterling proceeds calculated by reference to the euro currency swap rates and after including the gross proceeds from the issuance of the series 3 notes), in accordance with the intercompany loan agreement, to make the intercompany loan to Funding. Our fees and expenses in connection with the issuance of the notes are expected to be approximately (pound)6,200,000 (or $9,531,130. These fees and expenses will be paid by us, but will be funded by an amount paid to us by Funding as a fee under the intercompany loan agreement.

                             THE NORTHERN ROCK GROUP

THE SELLER

      The seller was incorporated as a public limited liability company in England and Wales on October 30, 1996 with registered number 03273685. The seller is regulated by the Financial Services Authority. The seller was originally a building society prior to its conversion, effective October 1, 1997, from a mutual form UK building society to a stock form UK bank listed on the London Stock Exchange plc and authorized under the UK Banking Act.

      The registered office of the seller is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL. Its telephone number is + 44 191 285 7191.

      At June 30, 2002, the seller was the ninth largest UK quoted bank by market capitalization. It is a specialized mortgage lender whose core business is the provision of residential mortgages funded in both the retail and wholesale markets. It also provides a range of other services, mainly related to its core activities.

      At June 30, 2002, the seller and its principal subsidiaries (the "GROUP") had total assets under management of approximately (pound)36 billion and employed approximately 3,648 employees. At the date of this prospectus, Northern Rock has a long-term rating of "A" by Standard & Poor's, "A2" by Moody's and "A+" by Fitch. The seller's ordinary shares are listed on the London Stock Exchange plc.

MORTGAGE BUSINESS

      The seller is one of the major mortgage lenders in the UK in terms of mortgage loans outstanding. In the UK mortgage market, the seller's net residential mortgage lending during 2000, 2001 and for the first half of 2002 at June 30, 2002 (i.e., new residential mortgage lending during the year net of capital repayments) was (pound)2.7 billion, (pound)3.8 billion and (pound)2.9 billion, respectively, and gross residential mortgage lending during 2000, 2001 and for the first half of 2002 at June 30, 2002 (i.e., solely on the basis of new residential mortgage lending during the year) was (pound)5.1 billion, (pound)6.9 billion and (pound)4.8 billion, respectively.

SUBSIDIARIES OF THE SELLER

      The seller currently has the following two principal subsidiaries:

o     NORTHERN ROCK MORTGAGE INDEMNITY COMPANY LIMITED

      Northern Rock Mortgage Indemnity Company Limited, or NORMIC, is a limited liability company incorporated in Guernsey on July 15, 1994 with registered number 28379. NORMIC's core business is the provision of mortgage indemnity insurance. NORMIC provides mortgage indemnity insurance to the seller.

o     NORTHERN ROCK (GUERNSEY) LIMITED

      Northern Rock (Guernsey) Limited, or NRG, is a limited liability company incorporated in Guernsey on November 17, 1995 with registered number 30224. NRG is a wholly owned subsidiary of the seller and engages in retail deposit taking.

      The source of the financial information which appears in this section is the Northern Rock Group's annual results for the years ended December 31, 2000 and 2001.

      The issuer believes that additional information relating to Northern Rock, in its capacity as basis rate swap provider, is not material to an investor's decision to purchase the notes.

                                     FUNDING

INTRODUCTION

     Funding was incorporated as a private limited company in Jersey, Channel Islands on February 14, 2001 with registered number 79308. The registered office of Funding is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. Funding has been registered, under Schedule 21A to the Companies Act 1985, as having established a branch in England and Wales on February 19, 2001. Its registered overseas company number is FC022999 and branch number is BR005916. The branch address is at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW. The authorized share capital of Funding as at June 30, 2002 comprised 100,000 ordinary shares of (pound)1 each. The issued share capital of Funding as at June 30, 2002 comprised 37,500 ordinary shares of (pound)1 each, all of which are beneficially owned by Holdings (see "HOLDINGS"), and the issued share capital of Funding as at the date of this prospectus is comprised of 50,000 ordinary shares of (pound)1 each, all of which will continue to be beneficially owned by Holdings.

      Funding is organized as a special purpose company and is mostly passive. Funding has no subsidiaries other than the previous issuers and the issuer, although it is expected that, subject to certain conditions, Funding will establish new issuers from time to time to issue new notes. Each new issuer will be a subsidiary of Funding.

      Since its incorporation, Funding has not engaged in any material activities other than those relating to the issue of the previous notes by the previous issuers and those activities incidental to establishing the issuer, authorizing the transaction documents referred to in this prospectus, obtaining a standard license under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to those activities. The current financial period of Funding will end on December 31, 2002.

DIRECTORS AND SECRETARY

      The directors of Funding and their respective business addresses and principal activities or business occupations are:

                                                   PRINCIPAL ACTIVITIES/
NAME                      BUSINESS ADDRESS         BUSINESS OCCUPATION
----                      ----------------         ---------------------
Keith McCallum Currie     Northern Rock House      Treasury Director of Northern
                          Gosforth                 Rock plc
                          Newcastle upon Tyne
                          NE3 4PL

Nigel Charles Bradley     Fourth Floor             Director
                          35 New Bridge Street
                          Blackfriars
                          London EC4V 6BW

Jonathan Clemson Walker   Fourth Floor             Solicitor
                          35 New Bridge Street
                          Blackfriars
                          London EC4V 6BW

      Keith McCallum Currie is an employee of the seller.

      The company secretary of Funding is:

NAME                                                      BUSINESS ADDRESS
----                                                      ----------------
Mourant & Co. Capital Secretaries Limited                 Fourth Floor,
                                                          35 New Bridge Street
                                                          Blackfriars,
                                                          London EC4V 6BW

      Jonathan Walker is a partner of Mourant du Feu & Jeune, the legal adviser to Funding as to matters of Jersey law and a partner of the Mourant Group, which is the ultimate owner of Mourant & Co. Capital (SPV) Limited, to which fees are payable for providing corporate administration services to Funding, including the provision of a secretary through its subsidiary company, Mourant & Co. Capital Secretaries Limited. Jonathan Walker also is a director of Mourant & Co. Capital (SPV) Limited and Mourant & Co. Capital Secretaries Limited. Nigel Bradley is an employee of the Mourant Group and a director of Mourant & Co. Capital (SPV) Limited and Mourant & Co. Capital Secretaries Limited.

CAPITALIZATION AND BORROWINGS

      The following table shows the unaudited capitalization and borrowings of Funding as at June 30, 2002 and as adjusted for the drawing of the intercompany loan and the start-up loan (assuming that the intercompany loan and the start-up loan are drawn on the closing date):

                                                                                       AS ADJUSTED FOR
                                                                                            DRAWING OF
                                                                                          INTERCOMPANY
                                                                                       LOAN AND START-
                                                                      JUNE 30, 2002            UP LOAN
                                                                            (POUND)            (POUND)
                                                                      -------------    ---------------
SHARE CAPITAL
Total authorized share capital (ordinary shares of (pound)1 each)           100,000          100,000
Total issued share capital (ordinary shares of (pound)1 each
  allotted and fully paid)                                                   37,500           50,000
                                                                      -------------    -------------

LOAN CAPITAL OR BORROWINGS
Secured intercompany loan (Granite Mortgages 01-1 plc)                1,272,879,444    1,219,648,063(1)
Start-up loan for Granite Mortgages 01-1 plc                              4,717,500        4,447,095(1)
                                                                      -------------    -------------

Secured intercompany loan (Granite Mortgages 01-2 plc)                1,392,961,538    1,337,884,615(1)
Start-up loan for Granite Mortgages 01-2 plc                              8,900,000        8,517,720(1)
                                                                      -------------    -------------

Secured intercompany loan (Granite Mortgages 02-1 plc)                2,431,265,845    2,334,875,186(1)
Start-up loan for Granite Mortgages 02-1 plc                             25,100,000       25,100,000
                                                                      -------------    -------------

Secured intercompany loan (Granite Mortgages 02-2 plc)                            0    2,748,444,619
Start-up loan for Granite Mortgages 02-2 plc                                      0       24,000,000
                                                                      -------------    -------------
Total Loan Capital or Borrowings                                      5,135,824,327    7,702,917,298
                                                                      =============    =============

----------

(1) As adjusted for principal repaid by Funding to the relevant issuer under the relevant intercompany loan and payments made by Funding to the start-up loan provider under the relevant start-up loan on the July 22, 2000 distribution date.

     Funding's audited balance sheets, related statements of income, statements of changes in shareholders' equity and statements of cash flows are set out in Appendices E through N to this prospectus. As of June 30, 2002, Funding had no contingent liabilities or any outstanding guarantees. Except as disclosed in this prospectus in relation to the issuance of the notes, there has been no material change to the capitalization, borrowings, contingent liabilities or outstanding guarantees of Funding from June 30, 2002 to the date of this prospectus, other than with respect to principal repaid by Funding under the intercompany loans on the July 22, 2002 distribution date, as set forth in the table above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

SOURCES OF CAPITAL AND LIQUIDITY

      Funding's principal sources of capital are the previous intercompany loans made to it by the previous issuers and the intercompany loan made to it by the issuer.

      Funding's primary source of liquidity is the earnings on Funding's interest in the trust property and the Funding reserve fund and (in specified circumstances and for specified purposes) each previous issuer's reserve fund and each previous issuer's liquidity reserve fund, if any, and will include after the closing date (in specified circumstances and for specified purposes) earnings on Funding's interest in the issuer reserve fund and the issuer liquidity reserve fund, if any.

RESULTS OF OPERATIONS

      Funding has had a limited operating history as of the date of this prospectus. Accordingly this prospectus does not include any historical or pro forma ratio of earnings to fixed charges. The earnings on Funding's interest in the trust property, the Funding reserve fund, each previous issuer's and our reserve fund, each previous issuer's and our liquidity reserve fund, if any, each start-up loan and the related operating expenses will determine Funding's results of operations in the future. The income generated on its interest in the trust property will be used to pay principal and interest on the intercompany loan to the issuer, to pay principal and interest on the previous intercompany loans to the previous issuers and to pay principal and interest on any new intercompany loan to any new issuer.

                              THE MORTGAGES TRUSTEE

INTRODUCTION

     The mortgages trustee was incorporated as a private limited company in Jersey, Channel Islands on February 14, 2001 with registered number 79309. The registered office of the mortgages trustee is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. The authorized share capital of the mortgages trustee as at December 31, 2001 comprised 10,000 ordinary shares of (pound)1 each. The issued share capital of the mortgages trustee as at December 31, 2001 and as of the date of this prospectus comprised 10 ordinary shares of (pound)1 each, all of which were beneficially owned by Holdings (see "HOLDINGS"). As at the date of this prospectus, the mortgages trustee does not have any borrowings or contingent liabilities. The mortgages trustee is organized as a special purpose company and is mostly passive. The mortgages trustee has no subsidiaries. The seller does not own directly or indirectly any of the share capital of Holdings or the mortgages trustee.

      Since its incorporation, the mortgages trustee has not engaged in any material activities other than those incidental to the settlement of the trust property on the mortgages trustee or relating to the issue of the previous notes of the previous issuers, the authorization of the transaction documents referred to in this prospectus to which it is or will be a party, obtaining a standard license under the Consumer Credit Act 1974, filing a notification under the Data Protection Act 1998 and other matters which are incidental or ancillary to those activities. The current financial period of the mortgages trustee will end on December 31, 2002.

DIRECTORS AND SECRETARY

      The directors of the mortgages trustee and their respective business addresses and principal activities or business occupations are:

                                                      PRINCIPAL ACTIVITIES/
NAME                           BUSINESS ADDRESS       BUSINESS OCCUPATION
----                           ----------------       ---------------------
Nicola Claire Davies           22 Grenville Street    Advocate
                               St. Helier
                               Jersey
                               JE4 8PX
                               Channel Islands

Julia Anne Jennifer Chapman    22 Grenville Street    Solicitor
                               St. Helier
                               Jersey JE4 8PX
                               Channel Islands

Richard Gough                  22 Grenville Street    Corporate Services Manager
                               St. Helier
                               Jersey JE4 8PX
                               Channel Islands

Gareth Paul Essex-Cater        22 Grenville Street    Corporate Services Manager
                               St. Helier
                               Jersey JE4 8PX
                               Channel Islands

The company secretary of the mortgages trustee is:

NAME                                     BUSINESS ADDRESS
----                                     ----------------
Mourant & Co. Secretaries Limited        22 Grenville Street
                                         St. Helier
                                         Jersey JE4 8PX
                                         Channel Islands

      Each of Nicola Davies and Julia Chapman is a partner of Mourant du Feu & Jeune, the legal adviser to the mortgages trustee as to matters of Jersey law, and each is a partner of the Mourant Group, the ultimate owner of Mourant & Co. Limited, to which fees are payable for providing corporate administration services to the mortgages trustee, including the provision of a secretary through its subsidiary company, Mourant & Co. Secretaries Limited. Each of Nicola Davies and Julia Chapman is a director of Mourant & Co. Limited and Mourant & Co. Secretaries Limited. Each of Richard Gough and Gareth Essex-Cater is an employee of the Mourant Group and an associate director of Mourant & Co. Limited, the parent company of Mourant & Co. Secretaries Limited.

                                    HOLDINGS

INTRODUCTION

      Holdings was incorporated as a private limited company in England and Wales on December 14, 2000 with registered number 4127787. The registered office of Holdings is at Fifth Floor, 100 Wood Street, London EC2V 7EX.

     The authorized share capital of Holdings as at December 31, 2001 comprised 100,000 ordinary shares of (pound)1 each. The issued share capital of Holdings as at December 31, 2001 was comprised of 37,518 ordinary shares of (pound)1 each, all of which were held by The Law Debenture Intermediary Corporation p.l.c. under the terms of a trust for the benefit of charitable institutions, and the issued share capital of Holdings as at the date of this prospectus is comprised of 50,018 ordinary shares of (pound)1 each, all of which will continue to be held by The Law Debenture Intermediary Corporation p.l.c. under the terms of a trust for the benefit of charitable institutions. Holdings is organized as a special purpose company and is mostly passive.

      The principal objects of Holdings are as set out in its memorandum of association and are, among other things, to acquire and hold, by way of investments or otherwise and to deal in or exploit in such manner as may from time to time be considered expedient, all or any of the shares, stocks, debenture stocks, debentures or other interests of or in any company (including the mortgages trustee, Funding and the post-enforcement call option holder).

      Since its incorporation, other than subscribing for or otherwise acquiring the issued share capital of the mortgages trustee, Funding and GPCH Limited, Holdings has not engaged in any other activities. Holdings has no employees. The current financial period of Holdings will end on December 31, 2002.

DIRECTORS AND SECRETARY

      The directors of Holdings and their respective business addresses and principal activities or business occupations are:

                                                  PRINCIPAL ACTIVITIES/
NAME                      BUSINESS ADDRESS        BUSINESS OCCUPATION
----                      ----------------        ---------------------
Keith McCallum Currie     Northern Rock House     Treasury Director of Northern
                          Gosforth                Rock plc
                          Newcastle upon Tyne
                          NE3 4PL

L.D.C. Securitisation     Fifth Floor             Acting as corporate directors
Director No. 1 Limited    100 Wood Street         of special purpose companies
                          London
                          EC2V 7EX

L.D.C. Securitisation     Fifth Floor             Acting as corporate directors
Director No. 2 Limited    100 Wood Street         of special purpose companies
                          London
                          EC2V 7EX

      Keith McCallum Currie is an employee of the seller.

      The Company Secretary of Holdings is:

NAME                                           BUSINESS ADDRESS
----                                           ----------------
Law Debenture Corporate Services Limited       Fifth Floor
                                               100 Wood Street
                                               London
                                               EC2V 7EX

      The directors of L.D.C. Securitisation Director No. 1 Limited and L.D.C. Securitisation Director No. 2 Limited are set out on page 64 of this prospectus.

                                  GPCH LIMITED

INTRODUCTION

      GPCH Limited, the post-enforcement call option holder, was incorporated as a private limited company in England and Wales on December 15, 2000 with registered number 4128437. The registered office of the post-enforcement call option holder is at Fifth Floor, 100 Wood Street, London EC2V 7EX.

     The authorized share capital of the post-enforcement call option holder as at December 31, 2001 comprised 100 ordinary shares of (pound)1 each. The issued share capital of the post-enforcement call option holder as at December 31, 2001 and as at the date of this prospectus comprised 2 ordinary shares of (pound)1 each, both of which were beneficially owned by Holdings.

      The post-enforcement call option holder is organized as a special purpose company and is mostly passive. The post-enforcement call option holder has no subsidiaries. The seller does not own directly or indirectly any of the share capital of Holdings or the post-enforcement call option holder.

      The principal objects of the post-enforcement call option holder are as set out in its memorandum of association and are, among other things, to hold bonds, notes, obligations and securities issued or guaranteed by any company and any options or rights in respect of them.

      Since its incorporation, the post-enforcement call option holder has not engaged in any material activities other than those activities incidental or relating to the issue of the previous notes by the previous issuers and the authorizing of the transaction documents referred to in this prospectus and other matters which are incidental to those activities. The post-enforcement call option holder has no employees.

      The current financial period of the post-enforcement call option holder will end on December 31, 2002.

DIRECTORS AND SECRETARY

      The directors of the post-enforcement call option holder and their respective business addresses and principal activities or business occupations are:

                                                   PRINCIPAL ACTIVITIES/
NAME                      BUSINESS ADDRESS         BUSINESS OCCUPATION
----                      ----------------         ---------------------
Keith McCallum Currie     Northern Rock House      Treasury Director of Northern
                          Gosforth                 Rock plc
                          Newcastle upon Tyne
                          NE3 4PL

L.D.C. Securitisation     Fifth Floor              Acting as corporate directors
Director No. 1 Limited    100 Wood Street          of special purpose companies
                          London
                          EC2V 7EX

L.D.C. Securitisation     Fifth Floor              Acting as corporate directors
Director No. 2 Limited    100 Wood Street          of special purpose companies
                          London
                          EC2V 7EX

      Keith McCallum Currie is an employee of the seller.

      The company secretary of the post-enforcement call option holder is:

NAME                                          BUSINESS ADDRESS
----                                          ----------------
Law Debenture Corporate Services Limited      Fifth Floor
                                              100 Wood Street
                                              London
                                              EC2V 7EX

      The Directors of L.D.C. Securitisation Director No. 1 Limited and L.D.C. Securitisation Director No. 2 Limited are set out on page 64 of this prospectus.

                           THE CURRENCY SWAP PROVIDER

     CDC IXIS Capital Markets ("CDC ICM") is the dollar currency swap provider in respect of the series 1 notes and the euro currency swap provider in respect of the series 2 notes. CDC ICM is a limited liability company (societe anonyme a Directoire et Conseil de Surveillance), which was incorporated on March 31, 1987 and is regulated by Articles L. 210-1 et seq, of the French Commercial Code. Its registered office is located at 51 rue de Lille 75356 Paris Cedex 7, France. Initially named CDC International, CDC ICM changed its name to CDC Marches. The name of the dollar currency swap counterparty and euro currency swap provider was later changed from CDC Marches to CDC IXIS Capital Markets, with effect from January 12, 2001. CDC ICM is acting through its London Branch, established in accordance with the 2nd European Directive, registered in England as a branch under No. BROO4413 and regulated by the Financial Services Authority (the "FSA") for investment business conducted in the United Kingdom.

     CDC ICM was licensed as a finance company (societe fnanciere), a type of credit institution, on May 31, 1996 by the Comite des etablissements de credit et des entreprises d'investissement. Consequently, CDC ICM is subject to French and European laws and regulations applicable to credit institutions (such as capital adequacy, insolvency and prudential ratios) and is regulated by Livre V of the Code monetaire et financier (the French Monetary and Financial Code). As a provider of investment services, CDC ICM is also subject to the supervision and regulation of the Conseil des marches financiers which grants licenses to providers of investment services and regulates and controls their financial activities.

     The long term, unsecured, unsubordinated and unguaranteed debt obligations of CDC ICM are currently rated "AAA" by S&P, "Aaa" by Moody's and "AAA" by Fitch. The short term, unsecured, unsubordinated and unguaranteed debt obligations of CDC ICM are currently rated "P-1" by Moody's, "A-1+" by S&P and "F-1+" by Fitch.

     The information in the preceding three paragraphs has been provided solely by CDC ICM for use in this prospectus and CDC ICM is solely responsible for the accuracy of the preceding three paragraphs. Except for the foregoing three paragraphs, CDC ICM (in its capacity as dollar currency swap provider and euro currency swap provider) and its affiliates have not been involved in the preparation of, and do not accept responsibility for, this prospectus.

     The issuer believes that additional information relating to CDC ICM, in its capacity as dollar currency swap provider and as euro currency swap provider, is not material to an investor's decision to purchase the notes.

    DESCRIPTION OF THE PREVIOUS ISSUERS, THE PREVIOUS NOTES AND THE PREVIOUS
                               INTERCOMPANY LOANS

FIRST ISSUER

     The first issuer, Granite Mortgages 01-1 plc, was incorporated in England and Wales as a public company limited by shares under the Companies Act 1985 on December 18, 2000 with registered number 4129652. The registered office of the first issuer is at Fifth Floor, 100 Wood Street, London EC2V 7EX. The first issuer was organized as a special purpose company whose purpose was to issue the first issuer notes that represent its asset-backed obligations and to lend an amount equal to the proceeds of the issue of such notes to Funding under the first issuer intercompany loan. The first issuer does not engage in any activities that are unrelated to these activities.

     The following table summarizes the principal features of the first issuer notes:

                                                          CLASS OF FIRST ISSUER NOTES
                 --------------------------------------------------------------------------------------------------------------
                   SERIES 1         SERIES 1        SERIES 1         SERIES 1        SERIES 2         SERIES 2         SERIES 2
                   CLASS A1         CLASS A2         CLASS B         CLASS C         CLASS A          CLASS B          CLASS C
                 ------------     ------------    -----------      -----------     -----------      ----------       ----------
                                                                                     (pound)          (pound)          (pound)
Principal        $760,000,000     $735,000,000    $50,000,000      $67,500,000     350,000,000      10,000,000       15,000,000
Amount as at
March 26, 2001:

Credit           Subordination    Subordination   Subordination    The first       Subordination    Subordination    The first
enhancement:     of the Class     of the          of the Class     issuer          of the Class     of the class     issuer
                 B first          Class B         C first          reserve fund    B first          C first          reserve fund
                 issuer notes     first           issuer notes                     issuer notes     issuer notes
                 and the          issuer          and the                          and the          and the
                 Class C          notes and       first issuer                     Class C          first issuer
                 first issuer     the Class C     reserve fund                     first issuer     reserve fund
                 notes and        first                                            notes and
                 the first        issuer                                           the first
                 issuer           notes and                                        issuer
                 reserve fund     the first                                        reserve fund
                                  issuer
                                  reserve fund

Interest rate:   Three-month      Three-month     Three-month      Three-month     Three month      Three month      Three month
                 USD LIBOR +      USD LIBOR +     USD LIBOR +      USD LIBOR +     sterling         sterling         sterling
                 margin           margin          margin           margin          LIBOR +          LIBOR +          LIBOR +
                                                                                   margin           margin           margin
Margin until     0.12% p.a.       0.21% p.a.      0.40% p.a.       1.40% p.a.      0.24% p.a.       0.40% p.a.       1.40% p.a.
payment date
falling in
January 2008:

Margin after     0.24% p.a.       0.42% p.a.      0.80%            2.40% p.a.      0.48% p.a.       0.80% p.a.       2.40% p.a.
payment date
falling in
January 2008:

Expected final   January 20,       N/A             N/A              N/A             N/A              N/A              N/A
payment date:    2004

Interest         Actual/360       Actual/360      Actual/360       Actual/360      Actual/365       Actual/365       Actual/365
accrual method:

Payment dates:  Quarterly in arrears on the payment dates falling in July, October, January and April of each year

First payment    July, 2001       July, 2001      July, 2001       July, 2001      July, 2001       July, 2001       July, 2001
date:

Final maturity   January 2011     January 2026    January 2041     January 2041    January 2041     January 2041     January 2041
date:

Stock Exchange   London           London          London           London          London           London           London
Listing:

ISIN:            US387413 AA59    US387413 AB33   US387413 AC16    US387413 AD98   XS0126890390     XS0126890473     XS0126890556

Common Code:     012691998        012692005       012692021        012692030       012689039        012689047        012689055

CUSIP Number:    387413 AA5       387413 AB3      387413 AC1       387413 AD9      N/A              N/A              N/A

Rating as at     Aaa/AAA/AAA      Aaa/AAA/AAA     Aa3/AA/AA        Baa2/BBB/BBB    Aaa/AAA/AAA      Aa3/AA/AA        Baa2/BBB/BBB
March 26, 2001
(Moody's/S&P/
Fitch):


SECOND ISSUER

     The second issuer, Granite Mortgages 01-2 plc, was incorporated in England and Wales as a public company limited by shares under the Companies Act 1985 on August 14, 2001 with registered number 4270015. The registered office of the second issuer is at Fifth Floor, 100 Wood Street, London EC2V 7EX. The second issuer was organized as a special purpose company whose purpose was to issue the second issuer notes that represent its asset-backed obligations and to lend an amount equal to the proceeds of such notes to Funding under the second issuer intercompany loan. The second issuer does not engage in any activities that are unrelated to these activities.

     The following table summarizes the principal features of the second issuer notes:

                                                         CLASS OF SECOND ISSUER NOTES
                 ------------------------------------------------------------------------------------------------------------------
                   SERIES 1         SERIES 1        SERIES 1         SERIES 2        SERIES 2         SERIES 2       SERIES 2
                    CLASS A         CLASS B          CLASS C         CLASS A          CLASS B          CLASS C        CLASS D
                 --------------   -----------     -----------      -----------     ----------       ----------       ----------
                                                                     (pound)        (pound)          (pound)           (pound)
Principal        $1,300,000,000   $43,500,000     $58,000,000      500,000,000     15,000,000       20,000,000       10,000,000
Amount as at
September 28,
2001:

Credit           Subordination    Subordination   Subordination    Subordination   Subordination    Subordination    N/A
enhancement:     of the           of the          of the           of the          of the           of the
                 second           second          second           second          second           second
                 issuer class     issuer          issuer           issuer          issuer class     issuer
                 B notes, the     class C         reserve fund     class B         C notes and      reserve fund
                 second           notes and                        notes, the      the second
                 issuer class     the second                       second          issuer
                 C notes and      issuer                           issuer          reserve fund
                 the second       reserve fund                     class C
                 issuer                                            notes and
                 reserve fund                                      the second
                                                                   issuer
                                                                   reserve fund

Interest rate:   Three-month      Three-month     Three-month      Three-month     Three-month      Three-month      Three-month
                 USD LIBOR +      USD LIBOR +     USD LIBOR +      sterling        sterling         sterling         sterling
                 margin           margin          margin           LIBOR +         LIBOR +          LIBOR +          LIBOR +
                                                                   margin          margin           margin           margin

Margin until     0.230% p.a.      0.400% p.a      1.375% p.a       0.250% p.a      0.420% p.a       1.400% p.a       4.600% p.a
payment date
falling in
October 2006:

Margin after     0.460% p.a       0.800% p.a      2.375% p.a       0.500% p.a      0.840% p.a       2.400% p.a       5.600% p.a
payment date
falling in
October 2006:

Interest         Actual/360       Actual/360      Actual/360       Actual/365      Actual/365       Actual/365       Actual/365
accrual method:

Payment dates: Quarterly in arrears on the payment dates falling in January, April, July and October of each year

First payment    January 2002     January 2002    January 2002     January 2002    January 2002     January 2002     January 2002
date:

Final maturity   October 2021     October 2041    October 2041     October 2041    October 2041     October 2041     October 2041
date:

Stock Exchange   London           London          London           London          London           London           London
Listing:

ISIN:            US38741PAA66     US38741PAB40    US38741PAC23     XS0134454510    XS0134454866     XS0134455590     XS0134456218

Common Code:     013632251        013632413       013632448        013445451       013445486        013445559        013445621

CUSIP Number:    38741PAA6        38741PAB4       38741PAC2        N/A             N/A              N/A              N/A

Rating as at     Aaa/AAA/AAA      Aa3/AA/AA       Baa2/BBB/BBB     Aaa/AAA/AAA     Aa3/AA/AA        Baa2/BBB/BBB     Ba2/BB+/BB+
September 28,
2001
(Moody's/S&P/
Fitch):


THIRD ISSUER

     The third issuer, Granite Mortgages 02-1 plc, was incorporated in England and Wales as a public company limited by shares under the Companies Act 1985 on December 14, 2001 with registered number 4340767. The registered office of the third issuer is at Fifth Floor, 100 Wood Street, London EC2V 7EX. The third issuer was organized as a special purpose company whose purpose was to issue the third issuer notes that represent its asset-backed obligations and to lend an amount equal to the proceeds of such notes to Funding under the third issuer intercompany loan. The third issuer does not engage in any activities that are unrelated to these activities.

The following table summarizes the principal features of the third issuer notes:

                                                                   CLASS OF NOTES
                      ------------------------------------------------------------------------------------------------------
                         SERIES 1          SERIES 1          SERIES 1          SERIES 1         SERIES 2        SERIES 2
                         CLASS A1          CLASS A2           CLASS B           CLASS C          CLASS A         CLASS B
                      ------------      --------------    -----------       -----------       -----------     ----------
                                                                                                (pound)        (pound)
Principal Amount      $704,200,000      $1,274,400,000    $69,700,000       $96,500,000       460,000,000     16,200,000
as at March 20,
2002:

Credit                Subordination     Subordination     Subordination     The third         Subordination   Subordination
enhancement:          of the third      of the third      of the third      issuer reserve    of the third    of the third
                      issuer class B    issuer class B    issuer class C    fund              issuer class    issuer class
                      notes, the        notes, the        notes and the                       B notes, the    C notes and
                      third issuer      third issuer      third issuer                        third issuer    the third
                      class C notes     class C notes     reserve fund                        class C         issuer
                      and the third     and the third                                         notes and       reserve fund
                      issuer reserve    issuer reserve                                        the third
                      fund              fund                                                  issuer
                                                                                              reserve fund

Interest rate:        Three-month       Three-month       Three-month       Three-month       Three-month     Three-month
                      USD LIBOR +       USD LIBOR +       USD LIBOR +       USD LIBOR +       sterling        sterling
                      margin            margin            margin            margin            LIBOR +         LIBOR +
                                                                                              margin          margin







Margin until          0.10% p.a.        0.16% p.a.        0.33% p.a         1.30% p.a         0.20% p.a       0.35% p.a
payment date
falling in April
2007:

Margin after          0.20% p.a         0.32% p.a.        0.66% p.a         2.30% p.a         0.40% p.a       0.70% p.a
payment date
falling in April
2007:

Interest accrual      Actual/360        Actual/360        Actual/360        Actual/360        Actual/365      Actual/365
method:






Payment dates: For all of the third issuer notes (other than the series 3 class A notes), interest and principal is payable quarterly in arrears on the payment dates falling in July, October, January and April of each year, beginning in July
               2002. For the third issuer series 3 class A notes, until (and including) the payment date in April 2007, interest and principal is payable annually in arrears on the 20th day in April of each year, beginning in April 2003 or the next succeeding business day if the 20th of April is not a business day. If a trigger event occurs or the issuer security is enforced prior to the payment date falling in April 2007, interest and principal due and payable on the third issuer series 3 class A notes will be payable quarterly in arrears on the payment dates falling in January, April, July and October of each year. After the payment date falling in April 2007, interest and principal due and payable on the third issuer series 3 class A notes will be payable quarterly in arrears on the payment dates falling in January, April, July and October of each year.

First payment date    July 2002         July 2002         July 2002         July 2002         July 2002       July 2002
(payment date
occurring in):

Final maturity        October 2016      July 2019         April 2042        April 2042        April 2042      April 2042
date:

Stock Exchange        London            London            London            London            London          London
Listing:

ISIN:                 US38741NAA19      US38741NAB91      US38741NAC74      US38741NAD57      XS0144804712    XS0144805958

Common Code:          014465952         014466045         014466053         014466088         014480471       014480595

CUSIP Number:         38741NAA1         38741NAB9         38741NAC7         38741NAD5         N/A             N/A

Rating as at March    Aaa/AAA/AAA       Aaa/AAA/AAA       Aa3/AA/AA         Baa2/BBB/BBB      Aaa/AAA/AAA     Aa3/AA/AA
20, 2002
(Moody's/S&P/
Fitch):

----------------------

                                                        CLASS OF NOTES
                      ----------------------------------------------------------------------------------
                          SERIES 2         SERIES 2         SERIES 3        SERIES 3        SERIES 3
                           CLASS C          CLASS D         CLASS A          CLASS B         CLASS C
                       ----------        ----------      -----------      ----------      ----------
                        (pound)           (pound)          (euro)           (euro)          (euro)
Principal Amount       22,500,000        15,000,000      600,000,000      21,100,000      29,300,000
as at March 20,
2002:

Credit                 The third         N/A             Subordination    Subordination   Subordination
enhancement:           issuer reserve                    of the third     of the third    of the third
                       fund                              issuer class     issuer class    issuer
                                                         B notes, the     C notes and     reserve fund
                                                         third issuer     the third
                                                         class C notes    issuer
                                                         and the third    reserve fund
                                                         issuer
                                                         reserve fund


Interest rate:         Three-month       Three-month     5.15%            Three-month     Three-month
                       sterling LIBOR    sterling        annually,        EURIBOR +       EURIBOR +
                       + margin          LIBOR +         until the        margin          margin
                                         margin          payment date
                                                         in April
                                                         2007, and
                                                         then
                                                         three-month
                                                         EURIBOR +
                                                         margin

Margin until           1.30% p.a         4.50% p.a       N/A              0.35% p.a       1.30% p.a
payment date
falling in April
2007:

Margin after           2.30% p.a         5.50% p.a       0.42% p.a        0.70% p.a       2.30% p.a
payment date
falling in April
2007:

Interest accrual       Actual/365        Actual/365      Actual/Actual    Actual/365      Actual/365
method:                                                  (ISMA) until
                                                         the payment
                                                         date in April
                                                         2007 and then
                                                         Actual/360

Payment dates: For all of the third issuer notes (other than the series 3 class A notes), interest and principal is payable quarterly in arrears on the payment dates falling in July, October, January and April of each year, beginning in July
               2002. For the third issuer series 3 class A notes, until (and including) the payment date in April 2007, interest and principal is payable annually in arrears on the 20th day in April of each year, beginning in April 2003 or the next succeeding business day if the 20th of April is not a business day. If a trigger event occurs or the issuer security is enforced prior to the payment date falling in April 2007, interest and principal due and payable on the third issuer series 3 class A notes will be payable quarterly in arrears on the payment dates falling in January, April, July and October of each year. After the payment date falling in April 2007, interest and principal due and payable on the third issuer series 3 class A notes will be payable quarterly in arrears on the payment dates falling in January, April, July and October of each year.

First payment date    July 2002         July 2002       April 2003       July 2002       July 2002
(payment date
occurring in):

Final maturity        April 2042        April 2042      April 2042       April 2042      April 2042
date:

Stock Exchange        London            London          London           London          London
Listing:

ISIN:                 XS0144806253      XS0144806501    XS0144807491     XS0144807657    XS0144807814

Common Code:          014480625         014480650       014480749        014480765       014480781

CUSIP Number:         N/A               N/A             N/A              N/A             N/A

Rating as at March    Baa2/BBB/BBB      Ba2/BB+/BB+     Aaa/AAA/AAA      Aa3/AA/AA       Ba2/BB+/BB+
20, 2002
(Moody's/S&P/
Fitch):


PREVIOUS ISSUERS  --  GENERAL

     Each previous issuer's obligations to pay principal and interest on the previous notes issued by such previous issuer are funded primarily from payments of principal and interest received by it from Funding under the related previous intercompany loan. Each previous issuer's primary asset is the related previous intercompany loan. None of the previous issuers nor the previous noteholders have any direct interest in the trust property, although each previous issuer shares with us the security interest under the Funding deed of charge in Funding's share of the trust property.

     Funding used the proceeds of the previous intercompany loans from the previous issuers (less an amount used to fund each previous issuer's reserve fund) to pay the mortgages trustee for Funding's initial contributions to the mortgages trustee for the

Funding share of the relevant trust property that the seller assigned to the mortgages trustee pursuant to the mortgages trust deed. Upon receipt of Funding's initial contribution, the mortgages trustee paid those funds to the seller in satisfaction of the mortgages trustee's obligation to pay to the seller the initial purchase price for the assignment to the mortgages trustee of each mortgage portfolio pursuant to the mortgage sale agreement. Funding uses a portion of the amounts received from the Funding share of the trust property to meet its obligations to pay interest and principal due to each previous issuer under each related previous intercompany loan. As mentioned above, Funding's obligations to the previous issuers under the previous intercompany loans will be secured under the Funding deed of charge by, among other things, the Funding share of the trust property. A default by Funding under either previous intercompany loan will cause a default under our intercompany loan.

                               THE MORTGAGE LOANS

INTRODUCTION

     The housing market in the UK primarily consists of owner-occupied housing. The remainder of dwellings are in some form of public, private landlord or social ownership. The mortgage market, in which mortgage loans are provided for the purchase of a property and secured on that property, is the primary source of household borrowings in the UK. At December 31, 2001, mortgage loans outstanding in the UK amounted to approximately (pound)591 billion. Outstanding mortgage debt grew at an annual average rate of 6.3% between 1992 and 2001. At the end of 2001, banks held 71% of outstanding mortgage debt while building societies held 19% of outstanding mortgage debt.

     In describing the characteristics of the mortgage loans, references in this prospectus to the "INITIAL MORTGAGE PORTFOLIO" mean the portfolio of mortgage loans, their related security, accrued interest and other amounts derived from such mortgage loans that the seller assigned to the mortgages trustee on March 26, 2001. References in this prospectus to the "FURTHER MORTGAGE PORTFOLIOS" mean the portfolios of further mortgage loans, their related security, accrued interest and other amounts derived from such further mortgage loans that the seller assigned to the mortgages trustee on September 28, 2001 and on March 20, 2002. References in this prospectus to the "EXISTING MORTGAGE PORTFOLIO" mean the initial mortgage portfolio and the further mortgage portfolios as it is constituted as of any date of determination prior to the closing date, taking account of, among other things, amortization of mortgage loans in that portfolio and the addition and/or removal of any mortgage loans from that portfolio since March 26, 2001. References in this prospectus to the "ADDITIONAL MORTGAGE PORTFOLIO" mean the portfolio of additional mortgage loans that the seller anticipates assigning to the mortgages trustee on the closing date. References in this prospectus to the "ADDITIONAL ASSIGNED MORTGAGE PORTFOLIO" mean the portfolio of additional assigned mortgage loans, their related security, accrued interest and other amounts derived from such additional assigned mortgage loans that the seller will assign to the mortgages trustee on the closing date. References in this prospectus to the "CUT-OFF DATE MORTGAGE PORTFOLIO" mean, as of the cut-off date, the existing mortgage portfolio combined with the additional mortgage portfolio. References in this prospectus to the "MORTGAGE PORTFOLIO" mean the combined existing mortgage portfolio and additional assigned mortgage portfolio following the assignment of the additional assigned mortgage loans to the mortgages trustee on the closing date, as it is constituted as of any date of determination following the closing date, taking account of, among other things, amortization of mortgage loans in that portfolio and the addition and/or removal of any mortgage loans to or from that portfolio since the closing date.

     The following is a description of some of the characteristics of the mortgage loans currently or previously offered by the seller and includes details of mortgage loan types, the underwriting process, lending criteria and selected statistical information. Each mortgage loan in the cut-off date mortgage portfolio may incorporate one or more of the features referred to in this section. The seller will not assign to the mortgages trust any mortgage loan that was in arrears at any time during the 12 months prior to the assignment date, and will not assign to the mortgages trust any mortgage loan that is a non-performing mortgage loan.

     Each borrower may have more than one mortgage loan incorporating different features, but all mortgage loans secured on the same mortgaged property will be incorporated in a single account with the seller which is called the mortgage account. Each mortgage loan is secured by a first legal charge over a residential property in England or Wales, and all of the mortgage loans are subject to the laws of England and Wales. 117,727 of the mortgages securing the mortgage loans in the cut-off date mortgage portfolio (or 83.73% of the aggregate current balance of the mortgage loans as of the cut-off date) are on freehold properties and 23,946 of the mortgages securing the mortgage loans in the cut-off date mortgage portfolio (or 16.27% of the aggregate current balance of the mortgage loans as of the cut-off date) are on leasehold properties.

     The seller will select randomly which mortgage loans from the additional mortgage portfolio (and any subsequent mortgage portfolio) will be assigned to the mortgages trustee. In making its selection, the seller will exclude from the additional mortgage portfolio those mortgage loans that have been repaid in full or that do not comply with the terms of the mortgage sale agreement on the closing date (or in the case of mortgage loans assigned subsequently, the relevant assignment date). Once such mortgage loans are removed, the seller will then randomly select from the mortgage loans remaining in the additional mortgage portfolio those mortgage loans to be included in the additional assigned mortgage portfolio once a determination has been made as to the principal balances of the notes to be issued and the corresponding size of the trust that is required ultimately to support payments on the notes.

     We do not expect the characteristics of the mortgage portfolio as of the closing date to differ materially from the characteristics of the cut-off date mortgage portfolio. Unless we indicate otherwise, the following description relates to types of mortgage loans that could be included in the mortgage portfolio as of the closing date or on any subsequent date.

     The cut-off date mortgage portfolio was drawn up as at July 31, 2002 and comprised 141,673 mortgage loans having an aggregate current balance of (pound)9,212,522,929.37 as at that date. The seller originated the mortgage loans in the cut-off date mortgage portfolio between July 1, 1995 and March 31, 2002. None of the mortgage loans in the additional mortgage portfolio has an aggregate monthly payment that is overdue by one or more months.

     The seller may assign new mortgage loans and their related security to the mortgages trustee after the closing date. The seller reserves the right to amend its lending criteria and to assign to the mortgages trustee new mortgage loans which are based upon mortgage conditions (as defined in the glossary) different from those upon which mortgage loans forming the cut-off date mortgage portfolio are based. Those new mortgage loans may include mortgage loans which are currently being offered to borrowers and have some of the characteristics described here, but may also include mortgage loans with other characteristics that the seller currently is not offering to borrowers or that the seller has not yet developed. The terms of the mortgage sale agreement require that all new mortgage loans comply with the warranties set out in the mortgage sale agreement. We describe all of the material warranties in the mortgage sale agreement in this prospectus. See "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY".

CHARACTERISTICS OF THE MORTGAGE LOANS

MORTGAGE LOAN PRODUCTS OFFERED BY THE SELLER

     The seller offers a variety of fixed rate, variable rate and hybrid mortgage loan products to borrowers. The seller may assign to the mortgages trustee any of the following of its mortgage loan products, which in each case may comprise one or more of the following:

     o "FIXED RATE MORTGAGE LOANS": are subject to a fixed interest rate for a specified period of time and at the expiration of that period are generally subject to the seller's standard variable rate;

     o "STANDARD VARIABLE RATE MORTGAGE LOANS": are subject to the seller's standard variable rate for the life of the mortgage loan;

     o "TOGETHER MORTGAGE LOANS": a flexible mortgage loan, which is offered in four product types: Together flexible, Together variable, Together fixed and Together fixed for life. These products allow the borrower to obtain a mortgage loan, an unsecured loan and, in some cases, a credit card, each with a variable or a fixed interest rate, depending on the product type, and which in certain circumstances permit the borrower to make authorized underpayments and take payment holidays (collectively referred to in this prospectus as "NON-CASH RE-DRAWS"), receive cash re-draws and make overpayments;

     o "TOGETHER CONNECTIONS MORTGAGE LOANS": a flexible mortgage loan, which is offered in two product types: Together Connections variable and Together Connections fixed. These products have the same basic features as a Together mortgage loan, but also allow the borrower to link the mortgage loan with one or more deposit accounts that are held with the seller. If a borrower elects to take the Together Connections Benefit (as defined below), the seller will only charge interest on the difference between the total of the outstanding balances on the mortgage loan and any related unsecured loan made to the borrower (the "COMBINED DEBIT BALANCE") and the average cleared credit balance in that borrower's linked deposit account or accounts (the "COMBINED CREDIT BALANCE") in respect of each month or any part of a month. Despite the foregoing, the borrower is nevertheless obligated to make their contractual monthly payment of principal (if any) and interest in full. The "TOGETHER CONNECTIONS BENEFIT" is the difference between
          (1) the contractual monthly payment due on the combined debit balance and (2) the proportion of the payment made on the excess amount by which the outstanding combined debit balance exceeds the average cleared credit balance in that borrower's linked deposit account or accounts in respect of each month or any part of a month. Where the customer has elected to take Together Connections Benefit, calculations will be made and applied with effect from the first day of the month following the month during which the combined debit balance exceeded such combined credit balance. Unless the borrower specifies otherwise, the Together Connections Benefit will be apportioned pro rata between the mortgage loan and the unsecured loan in accordance with their respective contractual monthly payments. Any Together Connections Benefit is used to reduce the principal amount outstanding on the mortgage loan and related unsecured loan as described above. The application of the Together Connections Benefit may lead to amortization of the related mortgage loan more quickly than would otherwise be the case, as a higher proportion of the contractual monthly payment could be allocated towards the repayment of principal of the mortgage loan. See "RISK FACTORS - THE INCLUSION OF FLEXIBLE MORTGAGE LOANS MAY AFFECT THE YIELD TO MATURITY OF AND THE TIMING OF PAYMENTS ON THE NOTES". The borrower is not permitted to make a cash redraw of the principal amounts that have been repaid as a result of the application of the Together Connections Benefit.

          Alternatively, customers that have linked their mortgage loan to one or more deposit accounts may simply opt to be paid interest periodically on deposits held in their linked accounts at the same interest rate that is used to calculate interest on their mortgage loan. This option is referred to as "TOGETHER CONNECTIONS INTEREST".

          The connection between a borrower's mortgage loan and unsecured loan and any linked account or account of the borrower may be ended (1) by the seller giving the borrower three months notice in writing at any time or (2) immediately by the seller giving the borrower notice in writing at any time where there are serious grounds for ending the connection with immediate effect. The connection between a borrower's mortgage loan and unsecured loan and any linked account or account of the borrower will be ended automatically where the average combined cleared credit balance for the month exceeds the combined debit balance in any month.

          The seller began originating Together Connections variable mortgage loans on May 3, 2001 and Together Connections fixed mortgage loans on August 6, 2002. The seller will not assign any Together Connections mortgage loans to the mortgages trustee on the closing date, but currently anticipates assigning Together Connections mortgage loans to the mortgages trustee in the future;

     o "CAT STANDARD MORTGAGE LOANS": a flexible mortgage loan, which can offer either a variable rate equal to the Bank of England base rate plus an additional fixed percentage or can offer initially a fixed rate for a specified period of time followed by a variable rate equal to the Bank of England base rate plus an additional fixed percentage, and which in some cases permits the borrower to make non-cash re-draws and receive cash re-draws;

     o "CAPPED RATE MORTGAGE LOANS": are subject to a maximum rate of interest and charge interest at the lesser of the seller's standard variable rate or the specified capped rate;

     o "FLEXIBLE CAPPED RATE MORTGAGE LOANS": are flexible mortgage loans with the same basic features as a Together mortgage loan (other than allowing the borrower to obtain a credit card) which are subject to a maximum rate of interest for a specified period of time, and at the expiration of that period are generally subject to the seller's standard variable rate;

     o "FLEXIBLE FIXED RATE MORTGAGE LOANS": are flexible mortgage loans with the same basic features as a Together mortgage loan (other than allowing the borrower to obtain a credit card) which are subject to a fixed rate of interest for a specified period of time, and at the expiration of that period are generally subject to the seller's standard variable rate;

     o "DISCOUNT RATE MORTGAGE LOANS": allow the borrower to pay interest at a specified discount to the seller's standard variable rate for a specified period of time or for the life of the loan;

     o "TRACKER RATE MORTGAGE LOANS": are subject to a variable rate of interest that is linked to the Bank of England base rate plus an additional fixed percentage; and

     o "CASHBACK MORTGAGE LOANS": provide a specified lump sum payment to the borrower at the time that the mortgage loan is advanced to the borrower. The cashback mortgage loan product is sometimes combined with another product (although the seller currently does not combine the cashback feature with Together mortgage loans, Together Connections mortgage loans and CAT standard mortgage loans). For example, a borrower may have a fixed rate and cashback mortgage loan, or a discounted and cashback mortgage loan.

     For a description of the mortgage loan products currently included in the cut-off date mortgage portfolio, see the table entitled "MORTGAGE LOAN PRODUCTS".

REPAYMENT TERMS

     Borrowers typically make payments of interest and repay principal on their mortgage loans using one of the following methods:

     o "REPAYMENT": the borrower makes monthly payments of both interest and principal so that, when the mortgage loan matures, the borrower will have repaid the full amount of the principal of the mortgage loan.

     o "INTEREST-ONLY" (WITH A REPAYMENT VEHICLE): the borrower makes monthly payments of interest but not of principal; when the mortgage loan matures, the entire principal amount of the mortgage loan is still outstanding and the borrower must repay that amount in one lump sum. The borrower arranges a separate investment plan which will be administered by a separate organization, which plan provides a lump sum payment to coincide with the end of the mortgage term. Although these investment plans are forecast to provide sufficient sums to repay the principal balance of the mortgage loan upon its maturity, to the extent that the lump sum payment is insufficient to pay the principal amount owing, the borrower will be liable for making up any shortfall. These types of plans include:

          o "ENDOWMENT": the borrower makes regular payments to a life assurance company which invests the premiums; the endowment policy is intended to repay the mortgage loan at maturity;

          o "PENSION POLICY": the borrower makes regular payments to a personal pension plan; upon retirement, or plan maturity, the borrower will receive a tax-free lump sum which is intended to repay the mortgage loan;

          o "INDIVIDUAL SAVINGS ACCOUNTS" or "ISAs": the borrower makes contributions to a tax-free ISA account; once the value of the ISA equals or exceeds the outstanding mortgage debt, the borrower may use those amounts to repay the mortgage loan at any time thereafter or may wait to repay the mortgage loan upon its maturity;

          o "PERSONAL EQUITY PLANS" or "PEPS": similarly to ISAs, the borrower makes contributions to a tax-free PEP account and uses these amounts to repay the mortgage loan. Although PEPs have been discontinued in the United Kingdom, some mortgage loans with PEP repayment vehicles may be included in the mortgage portfolio; and

          o "UNIT TRUSTS": the borrower makes regular payments to a unit trust, and the accumulated unit trust is used to repay the mortgage loan by the end of its term.

     o "INTEREST-ONLY" (WITHOUT A REPAYMENT VEHICLE): similar to the interest-only mortgage loans described above, where the borrower makes monthly payments of interest but not of principal and when the mortgage loan matures, the entire principal amount of the mortgage loan is due. However, the borrower has no formal repayment vehicle in place to repay the mortgage loan in full.

     o COMBINATION REPAYMENT AND INTEREST-ONLY: this situation most often occurs when the borrower had an interest-only mortgage loan with a repayment vehicle on a prior mortgaged property, and after selling that mortgaged property the borrower purchased a property with a mortgage loan issued by the seller, where the subsequent home was either more expensive than the prior home or the borrower took out a larger mortgage loan or further advance. The borrower used the existing interest-only repayment vehicle for the new mortgage loan or further advance issued by the seller, and made up the difference between the anticipated maturity value of the interest-only repayment vehicle and the higher mortgage loan value with a repayment mortgage.

     The required monthly payment in connection with repayment mortgage loans or interest-only mortgage loans may vary from month to month for various reasons, including changes in interest rates. See "- ORIGINATION OF THE MORTGAGE LOANS - MAXIMUM LTV RATIO" for the maximum LTV ratio for the mortgage loans described above.

     The borrowers in respect of 131,115 of the mortgage loans in the cut-off date mortgage portfolio (or 93.02% of the aggregate current balance of the mortgage loans as of the cut-off date) have agreed to have their monthly mortgage payments to the seller directly debited from their bank accounts.

     The seller does not (and in some cases cannot) take security over investment plans. See "RISK FACTORS - THERE CAN BE NO ASSURANCE THAT A BORROWER WILL REPAY PRINCIPAL AT THE END OF A TERM ON AN INTEREST-ONLY LOAN (WITH OR WITHOUT A CAPITAL REPAYMENT VEHICLE) OR A COMBINATION LOAN".

CAPITAL PAYMENTS, OVERPAYMENTS AND UNDERPAYMENTS ON NON-FLEXIBLE MORTGAGE LOANS

     Subject to certain conditions, if a borrower makes a monthly payment on a mortgage loan (other than a flexible mortgage loan) that is greater by (pound)200 or more than the amount due for that month, and the borrower notifies the seller that the overpayment is intended to reduce the capital balance of the related mortgage loan (a "CAPITAL PAYMENT"), then the current balance of the mortgage loan will be immediately reduced, and the capital balance of the mortgage loan will be reduced from the last day of the month in which the capital payment occurs. As interest on the mortgage loans accrues on the capital balance thereof from time to time, any capital payment will affect the amount of interest payable by the borrower from the first day of the month following the month in which the capital payment was made by the borrower. Capital payments may be subject to early repayment charges, as described in " - EARLY REPAYMENT CHARGES", and may only be made in certain minimum amounts and only if the relevant borrower's account is not in arrears at the time of the capital payment.

     If the borrower makes a monthly payment on a mortgage loan (other than a flexible mortgage loan) that is greater than the amount due for that month, but the borrower (1) does not specify that the additional payment is intended to reduce the capital balance of the related mortgage loan, (2) does not specify any intention or (3) specifies that the payment is intended to repay the capital balance but the additional payment is less than (pound)200, that overpayment initially will only reduce the current balance of the related mortgage loan. Any overpayment will be held by the cash manager in the mortgages trustee GIC account and recorded on an overpayments ledger and will not reduce the capital balance of the related mortgage loan until the annual date at the end of each calendar year on which the capital balances of the mortgage loans (other than flexible mortgage loans) are reconciled with the current balances of such mortgage loans. The capital balances of such mortgage loans will only be reduced on such annual date in an amount equal to the aggregate amount of the overpayments made in that calendar year less any amounts that the borrower has underpaid (or has overpaid in error, which amounts may be refunded to the borrower) during the same calendar year of the overpayment. These credits and debits will be recorded on the overpayments ledger during each calendar year. Any underpayments or refunds may be made only up to the net amount of the overpayment standing to the credit of the overpayments ledger during the same calendar year as the underpayment. As interest on the mortgage loans accrues on the capital balance thereof from time to time, an overpayment may only have an effect on the interest accruing on that mortgage loan after the annual date that the current balance and the capital balance of the mortgage loan is reconciled.

     If a borrower under a mortgage loan (other than a flexible mortgage loan) makes a monthly payment which is less than the required monthly payment (an "UNDERPAYMENT"), the current balance of that mortgage loan will remain higher than the expected scheduled current balance, although the capital balance of that mortgage loan will remain unchanged until the annual reconciliation of the current balance and capital balance. As overpayments on non-flexible mortgage loans will be held in the overpayments ledger throughout the calendar year in which the overpayment was made, amounts standing to the credit of the overpayments ledger will be used to fund underpayments that the borrower has made during that same calendar year. See "THE MORTGAGES TRUST - OVERPAYMENTS". If a borrower makes an unauthorized underpayment but has not made any prior overpayments within that same calendar year, those underpayments are treated by the seller as arrears.

     At the end of a calendar year, if a borrower under a mortgage loan (other than a flexible mortgage loan) has a current balance which is less than its capital balance (because of any overpayments made in that same calendar year which were not used to fund an underpayment), the seller will decrease the capital balance on that borrower's mortgage loan to equal the current balance on that borrower's mortgage loan. The borrower then will no longer be able to fund underpayments with amounts overpaid in the prior calendar year. Conversely, if at the end of a calendar year a borrower under a mortgage loan (other than a flexible mortgage loan) has a current balance which is greater than its capital balance (because of any underpayments which were not funded by overpayments made in that same calendar year), the seller will increase the capital balance on that borrower's mortgage loan to equal the current balance on that borrower's mortgage loan. Notwithstanding the year- end reconciliation of the related capital balance and current balance, the borrower will still be considered in arrears for the amount of the underpayment.

     For a description of the treatment of overpayments and underpayments under the seller's current flexible mortgage loan products, see "- FLEXIBLE MORTGAGE LOANS".

EARLY REPAYMENT CHARGES

     Borrowers under the seller's non-flexible mortgage products that have received a benefit in the form of a cashback, capped, discounted or fixed rate mortgage loan will be required to pay an early repayment charge if (a) in any one calendar year in addition to the scheduled monthly payments they repay more than a specified percentage (currently 15%) of the initial amount of the mortgage loan, or (b) generally if they make a product switch or a permitted product switch, in each case before a date specified in the offer of advance. Although a borrower under the seller's flexible capped rate mortgage loan, flexible fixed rate mortgage loan, Together fixed mortgage loan or Together Connections fixed mortgage loan may make overpayments or capital payments at any time without incurring any early repayment charge, that borrower will be subject to an early repayment charge for the remaining period of time during which the fixed or capped rate, as the case may be, on the mortgage loan applies, to the extent that the borrower repays the entire current balance under that mortgage loan during such period. Borrowers under the seller's Together variable, Together Connections variable and CAT standard mortgages loans are not subject to early repayment charges regardless of whether they make an overpayment or they repay the entire current balance under the relevant mortgage loan. 45,393 mortgage loans in the cut-off date mortgage portfolio (or 28.43% of the aggregate current balance of the mortgage loans as of the cut-off date) are Together mortgage loans (other than Together fixed mortgage loans) and therefore are not subject to early repayment charges. There will be no Together fixed, Together Connections or CAT standard mortgage loans in the mortgage portfolio as of the closing date.

     Any early repayment charge will equal a percentage of the amount repaid in excess of the specified percentage limit (except for an early repayment in full, where the early repayment charge will equal a varying percentage of the entire amount repaid). The seller retains the right to receive early repayment charges and also retains absolute discretion to waive or enforce early repayment charges in accordance with the seller's policy from time to time. The mortgages trustee has agreed to re-assign to the seller the benefit of any early repayment charges, so that any early repayment charges that the administrator receives are paid to the seller and not to the beneficiaries of the mortgages trust.

     Cashback mortgage loans offered by the seller provide the borrower with a cash payment that the seller makes to the borrower upon completion of the mortgage loan. The cash payment depends upon the terms of the offer of advance, but is usually calculated as a percentage of the amount borrowed. If a borrower with a cashback mortgage loan makes an unscheduled principal repayment or executes a product switch or a permitted product switch (as described in "- PRODUCT SWITCHES") in either case before a date specified in the offer of advance, then the borrower must repay to the seller some or all of the cash payment made by the seller.

     All of the seller's mortgage loan products allow for the borrower to avoid early repayment charges and, if applicable, avoid repaying to the seller any of the cash payment described above, by "PORTING" the existing mortgage loan to a new mortgaged property, provided that (1) the new mortgage loan is equal to or greater than the existing mortgage loan and (2) the borrower receives from the seller substantially the same mortgage loan product. The new mortgage loan preserves the borrower's status in that mortgage loan product.

     A prepayment of the entire outstanding balance of a mortgage loan discharges the related mortgage. Any prepayment in full must be made together with all accrued interest, arrears of interest, any unpaid charges and any early repayment charges.

INTEREST PAYMENTS AND SETTING OF INTEREST RATES

     Interest on each mortgage loan accrues on the capital balance of that mortgage loan from time to time. Interest is payable by the borrower monthly in advance. Interest on the mortgage loans in the cut-off date mortgage portfolio may be computed on a daily, monthly or annual basis. Each mortgage loan in the cut-off date mortgage portfolio accrues interest at any time at a fixed or a variable rate.

     Fixed rate mortgage loans provide that the borrower pays interest on such mortgage loan at a fixed rate of interest for the period specified in the offer of advance. At the end of that period, the interest rate reverts to the seller's standard variable rate. However, the borrower may exercise a one-time option within three months of the end of the initial fixed rate period to "RE-FIX" the interest rate for a further specified period of time at a new fixed rate that the seller is offering to existing borrowers at that time. Any exercise of an option to "RE-FIX" shall constitute a product switch and shall be dealt with as described in " - PRODUCT SWITCHES".

     The rate of interest set by the seller for variable rate mortgage loans is the "SELLER'S STANDARD VARIABLE RATE". Interest accrues on these mortgage loans at a rate equal to the seller's standard variable rate, or, for a specified period of time, at a set margin above or below the seller's standard variable rate. The seller's standard variable rate is not directly linked to interest rates in the financial markets although, in general, the seller's standard variable rate follows movements in the markets. At August 1, 2002, the seller's standard variable rate for existing and/or new borrowers was 5.85% per annum.

      The seller's "BASE RATE PLEDGE" guarantees that for variable rate mortgage loans, and for fixed rate mortgage loans upon conversion from a fixed rate to the seller's standard variable rate, the actual gross interest rate that the seller charges will be the lower of:

     o    the seller's standard variable rate; or

     o    the Bank of England base rate plus a margin of 1.99%.

     This base rate pledge only applies, however, during the period, if any, in which the borrower is subject to an early repayment charge as described in "- EARLY REPAYMENT CHARGES".

     If the Bank of England's base rate falls to a level of 1.99% or more below the seller's standard variable rate it is possible that a revenue shortfall would occur. See "RISK FACTORS - IF THE BANK OF ENGLAND BASE RATE FALLS BELOW A CERTAIN LEVEL, WE COULD SUFFER A REVENUE SHORTFALL".

     Mortgage loans may combine one or more of the features listed in this section. For mortgage loans with an interest rate that lasts for a limited period of time specified in the offer of advance, after the expiration of that period the interest rate adjusts to some other interest rate type or else it reverts to, or remains at, the seller's standard variable rate. The features that may apply to a particular mortgage loan are specified in the offer of advance (and as the seller may vary from time to time).

     45,147 mortgage loans in the cut-off date mortgage portfolio (or 37.53% of the aggregate current balance of the mortgage loans as of the cut-off date) were fixed rate mortgage loans. The remaining 96,526 of the mortgage loans in the cut-off date mortgage portfolio (or 62.47% of the aggregate current balance of the mortgage loans as of the cut- off date) were standard variable rate mortgage loans, discounted variable rate mortgage loans or "Together" mortgage loans, as described below. Each mortgage loan (other than a Together mortgage loan, a Together Connections mortgage loan and a CAT standard mortgage loan) currently provides for a loyalty discount reduction of 0.25% (although the seller may in the future allow for a discount of between 0.25% and 0.75%) of the applicable interest rate once the borrower has held the mortgage loan for at least seven years, subject to certain conditions.

     Except in limited circumstances as set out in "THE ADMINISTRATOR AND THE ADMINISTRATION AGREEMENT - THE ADMINISTRATION AGREEMENT - UNDERTAKINGS BY THE ADMINISTRATOR", the administrator on behalf of the mortgages trustee, Funding and the security trustee is responsible for setting the standard variable rate on the mortgage loans in the mortgage portfolio as well as on any new mortgage loans that are assigned to the mortgages trustee. The mortgage conditions applicable to all of the standard variable rate mortgage loans provide that the seller and its successors may vary the standard variable rate only for certain reasons which are specified in the mortgage conditions. These reasons may include:

     o where there has been, or the lender reasonably expects there to be in the near future, a general trend to increase rates on mortgages;

     o where the lender for good commercial reasons needs to fund an increase in the interest rate or rates payable to depositors;

     o where the lender wishes to adjust its interest rate structure to maintain a prudent level of profitability;

     o where there has been, or the lender reasonably expects there to be in the near future, a general increase in the risk of shortfalls on the accounts of mortgage borrowers; and

     o where the lender's administrative costs have increased or are likely to increase in the near future.

     The term "LENDER" in the above five bullet points means the seller and its successors.

     The rate that the borrower is required to pay under the variable rate mortgage loans must not be greater than either the seller's standard variable rate or a set margin above or below the seller's standard variable rate. The seller has given the mortgages trustee, Funding, the administrator and the security trustee the power to set the seller's standard variable rate, but that power may only be exercised in limited circumstances.

     In maintaining, determining or setting the standard variable rate for mortgage loans within the mortgages trust, the administrator will apply the factors set out here and has undertaken to maintain, determine or set this standard variable rate at a rate which is not higher than the seller's standard variable rate from time to time.

FLEXIBLE MORTGAGE LOANS

     The "TOGETHER" mortgage loans, the "TOGETHER CONNECTIONS" mortgage loans, the flexible capped rate mortgage loans, the flexible fixed rate mortgage loans and the "CAT STANDARD" mortgage loans (collectively, the "FLEXIBLE MORTGAGE LOANS") are subject to a range of options selected by the borrower that give the borrower greater flexibility in the timing and amount of payments made under the mortgage loan as well as access to re-draws under the mortgage loan. A mortgage loan that has one or more of these features may be called a flexible mortgage loan. 60,316 of the mortgage loans in the cut-off date mortgage portfolio (or 42.04% of the aggregate current balance of the mortgage loans as of the cut-off date) are flexible mortgage loans, 45,393 mortgage loans (or 28.43% of the aggregate current balance of the mortgage loans as of the cut-of-date) of which are Together mortgage loans. The seller anticipates that an increasing percentage of the mortgage loans that it originates will offer the flexible features described below. As a result, mortgage loans assigned to the mortgages trustee in the future may contain a higher proportion of flexible mortgage loans than are in the cut-off date mortgage portfolio. In addition to the flexible mortgage loans that the seller currently offers, the seller in the future may offer flexible mortgage loans that the seller also may assign to the mortgages trustee that have different features than those described below.

     Unlike non-flexible mortgage loans for which separate current balances and capital balances are only reconciled annually (see "- CAPITAL PAYMENTS, OVERPAYMENTS AND UNDERPAYMENTS ON NON-FLEXIBLE MORTGAGE LOANS"), the flexible mortgage loans that the seller currently offers have separate current balances and capital balances which are reconciled on a daily basis.

     The following options currently are available to a borrower following the issue of a flexible mortgage loan:

     o Overpayments. A borrower may make overpayments or may repay the entire current balance under its Together, Together Connections and CAT standard mortgage loan at any time without incurring any early repayment charges. Although a borrower may make overpayments under its flexible capped rate mortgage loan, flexible fixed rate mortgage loan, Together fixed mortgage loan or Together Connections fixed mortgage loan at any time without incurring any early repayment charge, that borrower will be subject to an early repayment charge for the remaining period of time during which the fixed or capped rate, as the case may be, on the mortgage loan applies, to the extent that the borrower repays the entire current balance under that mortgage loan. Any overpayments immediately reduce the current balance of the flexible mortgage loan from the day the seller receives payment. Any overpayment on a flexible mortgage loan will result in the immediate reduction in the amount of interest payable by the relevant borrower.

     o Authorized Underpayments. A borrower may use certain amounts that it has previously overpaid to the seller to fund future underpayments under its mortgage loan (an "AUTHORIZED UNDERPAYMENT"). If a borrower makes an authorized underpayment under its mortgage loan, the current balance of that mortgage loan will be increased at the end of the month in which the authorized underpayment has been made and there will be an immediate effect on the amount of interest payable by the borrower. An authorized underpayment is also called a "NON-CASH RE-DRAW" for the purposes of this prospectus. A borrower under a flexible mortgage loan may offset authorized underpayments up to the aggregate amount of any overpayments previously made (but not yet used to fund an authorized underpayment or redrawn in cash by the borrower) during the lifetime of the mortgage loan. Any authorized underpayment will be funded solely by the seller in an amount equal to the unpaid interest associated with that authorized underpayment. However, any such amounts funded by the seller in connection with an authorized underpayment will form part of the mortgage portfolio and thereby increase the seller share of the trust property.

     o Unauthorized Underpayments. Any underpayment made by a borrower (a) which cannot be funded by prior overpayments and (b) where the borrower is not entitled to a payment holiday (an "UNAUTHORIZED UNDERPAYMENT"), if any, will be treated by the seller as arrears.

     o Payment Holidays. A borrower that has made nine consecutive scheduled monthly payments on its flexible mortgage loan may apply for a one month payment holiday even if that borrower has not made prior overpayments. A borrower may apply for this payment holiday facility once in each rolling twelve-month period and may accumulate the right to take up to a maximum of three monthly payment holidays in any one calendar year if the borrower has not used the payment holiday facility in a given three- year period. In addition, a flexible mortgage loan borrower may apply for up to a six- month payment holiday in certain limited cases (generally, where the borrower can demonstrate an extenuating circumstance). The mortgage loan will continue to accrue interest and other charges during any payment holiday and accrued interest will be added to the current balance of the related mortgage loans which will increase the amount of interest payable by the borrower. Any payment holiday will be funded solely by the seller in an amount equal to the unpaid interest associated with that payment holiday. However, any such amounts funded by the seller in connection with a payment holiday will form part of the mortgage portfolio and thereby increase the seller share of the trust property. A payment holiday is also called a "NON-CASH RE-DRAW" for the purposes of this prospectus.

     o Cash re-draws. A borrower may request a cash re-draw of overpayments that the borrower has made on its flexible mortgage loan by requesting that the seller refund some or all of such overpayments in cash, provided that the aggregate amount of all overpayments not yet used to fund an authorized underpayment or otherwise re-drawn in cash by the borrower from the period commencing at the beginning of the previous calendar year to the date of the cash re-draw is equal to or greater than (pound)1,000, and that the amount of such cash re-draw is equal to or greater than (pound)1,000. If the aggregate amount of all overpayments for such period is less than (pound)1,000, any borrower wishing to make a cash re-draw in these amounts may instead make an authorized underpayment of the scheduled monthly payment, but is not entitled to a cash re-draw. Notwithstanding the foregoing, a borrower under a Together Connections Benefit mortgage loan is not permitted to make a cash re-draw of the principal amounts that have been repaid as a result of the application of the Together Connections Benefit. Any cash re-draw on a flexible mortgage loan will result in the immediate increase in the related current balance and will increase the amount of interest payable by the borrower. Any cash re-draws will be funded solely by the seller, but will form part of the mortgage portfolio and thereby increase the seller share of the trust property.

     Under the mortgage conditions, a borrower must receive permission from the seller to make an authorized underpayment or take a payment holiday on a flexible mortgage loan. However, the seller occasionally waives the requirement that the borrower first seeks the seller's permission. The seller, however, retains the discretion whether to grant a cash re-draw or to provide a further advance (as described in "- FURTHER ADVANCES" below) to a borrower on a flexible mortgage loan, and also maintains discretion in some cases to grant a payment holiday to a borrower, depending on the facts associated with the borrower's request. Despite the foregoing means by which the seller describes and treats authorized underpayments, payment holidays and cash re-draws, each re-draw technically would be a "FURTHER ADVANCE" under the UK Law of Property Act 1925.

     For a description of the treatment of overpayments and underpayments in respect of the seller's current non-flexible loan products, see "- CAPITAL PAYMENTS, OVERPAYMENTS AND UNDERPAYMENTS ON NON-FLEXIBLE MORTGAGE LOANS".

     In addition to the features described above, the flexible mortgage loans that the seller currently offers under the Together and Together Connections programs may be linked to an unsecured credit facility and a credit card which are made available to a borrower. In May 2002, the seller also began offering a linked unsecured credit facility to borrowers under the flexible capped rate mortgage loan and flexible fixed rate mortgage loan products. The unsecured credit facility is a line of credit available to be drawn down by the borrower over and above the amount of the mortgage loan. Amounts drawn under the credit facility (or the credit card in respect of Together and Together Connections mortgage loans) are not secured by a mortgage on the borrower's property. These flexible mortgage loans that offer borrowers a linked unsecured credit facility allow a borrower to make one monthly payment of amounts due under the mortgage loan and under the unsecured credit facility, to the extent the borrower has made a drawing under the unsecured credit facility (any linked credit card payments under the Together and Together Connections programs will be made separately). The seller applies the borrower's regular monthly payments and any overpayments received on a flexible mortgage loan in proportion to the contractual monthly payment due on the mortgage loan and the amount due on the unsecured credit facility, unless the borrower specifies otherwise.

     The amount of a flexible mortgage loan is agreed at origination. Amounts available under the unsecured credit facility (currently a maximum of (pound)30,000 for Together and Together Connections mortgage loans and (pound)10,000 for flexible capped rate and flexible fixed rate mortgage loans) and any credit card (in respect of Together and Together Connections mortgage loans) are not secured by the mortgaged property, and the seller will not assign to the mortgages trustee amounts due under the unsecured credit facility or any credit card. This means that only the secured mortgage loan is assigned to the mortgages trustee.

     The seller has originated four types of Together mortgage loans (referred to collectively in this prospectus as "TOGETHER" mortgage loans):

(1) "TOGETHER VARIABLE" mortgage loans. The interest rate on Together variable mortgage loans offered at any time is set periodically (a) for approximately the first two years of the mortgage loan, at a rate which is below the average standard variable rate offered by a basket of mortgage lenders in the UK or a rate which tracks the Bank of England base rate and
     (b) after that initial approximate two-year period, at a variable rate which is below the seller's standard variable rate for the seller's then-existing borrowers.

(2) "TOGETHER FLEXIBLE" mortgage loans. The interest rate on Together flexible mortgage loans is set periodically (a) for approximately the first two years of the mortgage loan, at a rate equal to or lower than the seller's standard variable rate and (b) after that initial period, at a variable rate equal to the lower of (i) the Bank of England base rate plus a margin of 1.99% or (ii) the seller's then current standard variable rate.

(3) "TOGETHER FIXED FOR LIFE" mortgage loans. The interest rate on Together fixed for life mortgage loans is fixed by the seller, which rate will remain for the life of the mortgage loan.

(4) "TOGETHER FIXED" mortgage loans. The initial interest rate on Together fixed mortgage loans is fixed by the seller. After the initial interest rate period, the interest rate will be set periodically at a variable rate equal to the lower of (i) the Bank of England base rate plus a margin of 1.99% or (ii) the seller's then current standard variable rate.

     The seller also began originating Together Connections variable mortgage loans (referred to in this prospectus as "TOGETHER CONNECTIONS VARIABLE" mortgage loans) on May 3, 2001 and Together Connections fixed mortgage loans (referred to in this prospectus as "TOGETHER CONNECTIONS FIXED" mortgage loans) on August 6, 2002 (Together Connections variable mortgage loans and Together Connections fixed mortgage loans are together referred to in this prospectus as "TOGETHER CONNECTIONS" mortgage loans). Together Connections mortgage loans generally share the same characteristics as Together mortgage loans, but have the additional feature of allowing the borrower to link the mortgage loan with one or more deposit accounts that are held with the seller, as described above under "- MORTGAGE LOAN PRODUCTS OFFERED BY THE SELLER". The interest rate on Together Connections mortgage loans depends on the LTV ratio of the particular mortgage loan. As noted above under "- MORTGAGE LOAN PRODUCTS OFFERED BY THE SELLER", the seller will not assign any Together Connections mortgage loans to the mortgages trustee on the closing date, but currently anticipates assigning Together Connections mortgage loans to the mortgages trustee in the future.

     Generally, a prospective borrower applying for a currently offered flexible mortgage loan may borrow up to a maximum of 95% of the lower of the original property value or the purchase price of the mortgaged property. The seller requires a lower LTV ratio where the valuation or purchase price is over (pound)250,000. In the case of a remortgage, the seller calculates the maximum amount of the loan available by using the then current valuation of the mortgaged property. A borrower may repay amounts owed under a currently offered flexible mortgage loan under any of the repayment terms described above under "- REPAYMENT TERMS". The current term over which a borrower may repay its flexible mortgage loan (other than a Together mortgage loan or a Together Connections mortgage loan) is up to 35 years, and the current term over which a borrower may repay its Together mortgage loan or Together Connections mortgage loan is up to 25 years.

     The seller currently reviews monthly the interest rate on its variable rate flexible mortgage loans. In addition, the seller will recalculate accrued interest on flexible mortgage loans to take account of the exercise of any overpayment or re-draw, so that (a) interest on any re-draw is charged from the date of the redraw, and (b) borrowers are given the benefit of any overpayment from the date on which the overpayment is paid.

     In addition to the conditions described above, the re-draw options for borrowers with flexible mortgage loans may cease to be available, at the seller's sole discretion, if an event of default (as set out in the applicable terms and conditions) occurs.

ARREARS CAPITALIZATION

     From time to time, where a borrower has demonstrated a regular payment history following previous unpaid arrears, the seller may agree with that borrower to capitalize any outstanding amounts in arrears. In those circumstances, the seller will set the arrears tracking balance to zero, reschedule the borrower's monthly payments, and the related mortgage loan will no longer be considered to be in arrears. See "THE ADMINISTRATOR AND THE ADMINISTRATION AGREEMENT - ARREARS AND DEFAULT PROCEDURES".

FURTHER ADVANCES

     An existing borrower may apply to the seller for a further amount to be lent to him or her under his or her mortgage loan, which amount will be secured by the same mortgaged property as the mortgage loan. Any such application may result from a solicitation made by the seller, as the seller may periodically contact borrowers in respect of the seller's total portfolio of mortgage loans in order to offer to a borrower the opportunity to apply for a further advance. Any advance approved by the seller and made to an existing borrower will be added to the outstanding principal balance of that borrower's mortgage loan at the time of the advance under the same terms and conditions as the existing mortgage loan (a "FURTHER ADVANCE"). The aggregate of the outstanding amount of the mortgage loan and the further advance may be greater than the original amount of the mortgage loan.

     In determining whether to make a further advance, the seller will use its lending criteria applicable to further advances at that time in determining, in its sole discretion, whether to approve the application. The seller will calculate a new LTV ratio by dividing the aggregate of the outstanding amount of the mortgage loan and the further advance by the revised valuation of the mortgaged property. If the new LTV ratio is determined to be equal to or greater than 75% based on the Halifax House Price Index, the seller will re-value the property by (a) sending a professional valuer to the property if the further advance amount requested is equal to or greater than (pound)30,000 or (b) performing a desktop re-valuation if the further advance amount requested is less than (pound)30,000. If the new LTV ratio is determined to be less than 75% based on the Halifax House Price Index, the seller generally will not re-value the property. However, the seller will not assign to the mortgages trust any mortgage loan where the LTV ratio at the time of origination or further advance is in excess of 95% (excluding capitalized fees and/or charges).

     None of the mortgage loans in the cut-off date mortgage portfolio obliges the seller to make further advances. However, the seller may have made further advances on some mortgage loans in the additional mortgage portfolio prior to their assignment to the mortgages trustee. The administrator is required under the administration agreement not to issue an offer for a further advance to any borrower in respect of a mortgage loan which has been assigned to the mortgages trustee unless the seller has elected to repurchase that mortgage loan in accordance with the terms of the mortgage sale agreement, although this requirement may change if the seller decides at a later date to retain those mortgage loans within the trust property and to assign such further advances to the mortgages trustee. See "RISK FACTORS - THE YIELD TO MATURITY OF THE NOTES MAY BE

ADVERSELY AFFECTED BY PREPAYMENT OR REDEMPTIONS ON THE MORTGAGE OR REPURCHASES OF MORTGAGE LOANS BY THE SELLER" and "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY".

PRODUCT SWITCHES

     From time to time borrowers may request or the seller may offer, in limited circumstances, a variation in the mortgage conditions applicable to the borrower's mortgage loan. In addition, in order to promote the retention of borrowers, the seller may periodically contact certain borrowers in respect of the seller's total portfolio of outstanding mortgage loans in order to encourage a borrower to review the seller's other mortgage products and to discuss shifting that borrower to an alternative mortgage product. Any such variation, including a change in product type (other than a variation described as a permitted product switch), is called a "PRODUCT SWITCH". The administrator is required under the administration agreement not to issue an offer for a product switch to any borrower in respect of a mortgage loan which has been assigned to the mortgages trustee unless the seller has elected to repurchase that mortgage loan in accordance with the terms of the mortgage sale agreement. However, some fixed rate mortgage loans permit the borrower to exercise a one- time option within three months of the end of the initial fixed rate period to "RE-FIX" the interest rate at a new fixed rate that the seller is offering existing borrowers at that time. Although this re-fixing of the borrower's fixed rate mortgage loan is considered by the seller as a product switch, these mortgage loans may or may not be repurchased by the seller from the mortgages trustee. See "RISK FACTORS - THE YIELD TO MATURITY OF THE NOTES MAY BE ADVERSELY AFFECTED BY PREPAYMENT OR REDEMPTIONS ON THE MORTGAGE OR REPURCHASES OF MORTGAGE LOANS BY THE SELLER" and "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY".

ORIGINATION OF THE MORTGAGE LOANS

     The seller currently derives its mortgage-lending business from the following sources:

     o intermediaries that range from large UK insurance companies to small independent mortgage advisors;

     o    its branch network throughout the United Kingdom;

     o    its website; and

     o    Northern Rock Direct, a centralized telephone-based lending operation.

     In each case, the seller performs all the evaluations of the borrower and determines whether a mortgage loan will be offered. The seller has adopted the Council of Mortgage Lenders' Code of Mortgage Lending Practice, which is a voluntary code observed by most banks, building societies and other residential mortgage lenders in the UK. The Code sets out, among other things, what information loan applicants should be provided with before committing to a mortgage loan, including the repayment method and repayment period, the financial consequences of early repayment, the type of interest rate, insurance requirements, costs and fees associated with the mortgage loan and when an applicant's account details can be given to credit reference agencies. The Code also mandates that the lender, among other things, act fairly and reasonably with its borrowers and assist borrowers in choosing a mortgage that fits the needs of the relevant borrower.

UNDERWRITING

     The decision to offer a mortgage loan to a potential borrower is made by one of the seller's underwriters and/or mandate holders located in its mortgage service centers or head office in Gosforth, who may liaise with the intermediaries. Each underwriter and/or mandate holder must pass the seller's formal training program to gain the authority to approve mortgage loans. The seller has established various levels of authority for its underwriters who approve mortgage loan applications. The levels are differentiated by, among other things, degree of risk, value of the property and LTV ratio in the relevant application. An underwriter wishing to move to the next level of authority must first take and pass a further training course. The seller also monitors the quality of underwriting decisions on a regular basis.

     The decision to offer a mortgage loan to a potential borrower also may be made by one of the seller's mandate holders located in a regional mortgage service center or the seller's head office. "MANDATE HOLDERS" are employees of the seller who are not underwriters but who have participated in a formal training program, and who have been given a mandate by the seller to approve a mortgage loan for which the potential borrower has attained a specified minimum credit score on the seller's initial credit review.

     The seller continually reviews the way in which it conducts its mortgage origination business in order to ensure that it remains up-to-date and cost effective in a competitive market. The seller may therefore change its origination processes from time to time. However, the seller will retain exclusive control over the underwriting polices and lending criteria to be applied to the origination of each mortgage loan. The seller's underwriting and processing of mortgage loans are independent from the process by which the seller's mortgage loans are originated.

LENDING CRITERIA

     Each mortgage loan was originated according to the seller's lending criteria applicable at the time the mortgage loan was offered, which lending criteria in the case of each mortgage loan to be included in the mortgage portfolio as of the closing date were the same as or substantially similar to the criteria described in this section. New mortgage loans may only be included in the mortgage portfolio if they are originated in accordance with the lending criteria applicable at the time the mortgage loan is offered and if the conditions contained in "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY - ASSIGNMENT OF NEW MORTGAGE LOANS AND THEIR RELATED SECURITY" have been satisfied. However, the seller retains the right to revise its lending criteria from time to time, so the criteria applicable to new mortgage loans may not be the same as those currently used.

     To obtain a mortgage loan, each prospective borrower completes an application form which includes information about the applicant's income, current employment details, bank account information, if any, current mortgage information, if any, and certain other personal information. The seller completes a credit reference agency search in all cases against each applicant at their current address and, if necessary, former addresses, which gives details of public information including any county court judgements and details of any bankruptcy. Some of the factors currently used in making a lending decision are as follows:

(1) Employment details

     The seller operates the following policy in respect of the verification of a prospective borrower's income details. Under this policy, the seller categorizes prospective borrowers as either "EMPLOYED" or "SELF-EMPLOYED". Proof of income for employed prospective borrowers applying for mortgage loans in an amount less than (pound)300,000 may be established by:

     o three monthly payslips from the six month period prior to the date of the loan application; and

     o a form P60 or accountants' certificate certifying the borrower's income.

     Proof of income for self-employed prospective borrowers may be established by:

     o a letter from the prospective borrower's accountant in acceptable form; or

     o acceptable confirmation of self-employment which might include any of a tax return, accountant's letter or a trade invoice, together with a certificate from the prospective borrower as to income.

     For some mortgage loan products, particularly those that may involve larger maximum loan amounts, the seller generally will require a prospective borrower employed by a third party to provide a statement showing that prospective borrower's net worth. The seller generally will require a self-employed prospective borrower to provide an acceptable accountant's letter, a statement showing the prospective borrower's net worth and/or audited accounts of the prospective borrower in connection with certain mortgage loan products that may involve larger maximum amounts or higher LTV ratios.

     In May 2001 the seller introduced self-certification of the income of the prospective borrower for certain mortgage loan products. In order to qualify, the prospective borrower must have attained a specified minimum credit score on the seller's initial credit review. From May 2001 through January 2002, a prospective borrower eligible for income self-certification must have had a property value of at least (pound)150,000, applied for a mortgage loan with an LTV ratio no greater than 60% and must have had a valuation made on the mortgaged property. Since January 2002, a prospective borrower eligible for income self-certification must have a property value of at least
(pound)100,000, be applying for a mortgage loan with an LTV ratio no greater than 75% (although the seller anticipates increasing the LTV ratio allowed for income self-certification to no greater than 80% in the near future) and must have a valuation made on the mortgaged property. An existing borrower may also be eligible for income self-certification if the borrower is moving from one property (for which the seller is the mortgagee) to another property and either
(a) the borrower has had a mortgage loan with the seller for at least two years prior to the date on which the borrower applies for the new mortgage loan and the LTV ratio for the new mortgage loan is no greater than 75% (although the seller anticipates increasing the LTV ratio allowed for income self-certification to no greater than 80% in the near future), or (b) the amount of the new mortgage loan is equal to or less than the amount of the original mortgage loan, and the borrower's personal circumstances (for example, income and employment) have not changed since the date of the original mortgage loan. Together mortgage loans and Together Connections mortgage loans are excluded from the self-certification procedure. If a mortgage loan is judged appropriate for self-certification, income is accepted as stated by the prospective borrower without further proof once positive identification of the borrower is provided.

(2) Income capacity

     The maximum amount of money that the seller will lend to a prospective borrower is determined by a number of factors, including the applicant's income. The seller generally applies the following income multiples in determining the amount of the mortgage loan:

     o SINGLE APPLICANT: 3.50 times gross income for all mortgage loans other than Together mortgage loans and Together Connections mortgage loans;
          3.80 times gross income for Together mortgage loans and Together Connections mortgage loans.

     o JOINT APPLICANTS: a sum equal to the higher of (1) 2.75 times the joint gross income of the applicants (3.00 times joint gross income for Together mortgage loans and Together Connections mortgage loans), or (2) 3.50 times the highest earning applicant's gross income (3.80 times the highest gross income for Together mortgage loans and Together Connections mortgage loans) plus the gross income of the other applicant.

(3) Valuation

     The seller requires that a valuation of the property be obtained either from its in-house valuation department or from an independent firm of professional valuers selected from a panel of approved valuers. The seller retains details of professional indemnity insurance held by panel valuers. The person underwriting the mortgage loan and/or the valuation team reviews the valuation of each property securing the mortgage loans. For more information on the valuation process and criteria used for a further advance, including the use of desktop valuations, see "- CHARACTERISTICS OF THE MORTGAGE LOANS - FURTHER ADVANCES".

(4) Property types

     The seller applies the criteria set out below in determining the eligibility of properties to serve as security for mortgage loans. Under these criteria, eligible property types include freehold and leasehold houses, leasehold flats, and mixed commercial and residential use properties where there is a separate entrance for the residential part of the property. In the case of a mortgage loan secured by a leasehold property, the seller requires that the unexpired term of the lease be at least 30 years from the end of the agreed mortgage loan term.

     The seller may consider some property types that do not meet its usual lending criteria on a case-by-case basis. However, some property types will not be considered for the purposes of providing security for a mortgage loan. The types of property falling within this category comprise freehold flats, shared ownership or shared equity schemes and properties of non-standard construction of a type considered to be defective.

(5) Loan amount

     Generally, the maximum loan amount is (pound)500,000, but this may vary according to the application in question. The amount borrowed may exceed this limit in exceptional cases.

(6) Term

     Each mortgage loan must have an initial term of between 7 and 25 years (in the case of a Together mortgage loan and a Together Connections mortgage loan) or between 7 and 35 years in the case of all other mortgage loans.

(7) Age of applicant

     The first named borrower in respect of a Together mortgage loan or a Together Connections mortgage loan must be aged 21 or over. All borrowers in respect of all other mortgage loans must be aged 18 or over. There are no maximum age limits.

SELLER'S DISCRETION TO LEND OUTSIDE OF ITS LENDING CRITERIA

     On a case-by-case basis, and within approved limits as detailed in the seller's lending criteria, the seller may have determined that, based upon compensating factors, a prospective borrower that did not strictly qualify under its lending criteria at that time warranted an underwriting exception. The seller may take into account compensating factors including, but not limited to, a low LTV ratio, stable employment and time in residence at the applicant's current residence. New mortgage loans and further advances (made prior to their assignment to the mortgages trustee or if the seller decides at a later date to retain such mortgage loans subject to further advances within the mortgages trust, after their assignment to the mortgages trustee) that the seller has originated under lending criteria that are different than the lending criteria set out here may be assigned to the mortgages trustee.

MAXIMUM LTV RATIO

     The maximum LTV ratio permitted for prospective borrowers applying for mortgage loans secured by mortgaged properties valued up to (pound)250,000 is 95% of the lower of the purchase price or valuation of the mortgaged property determined by the relevant valuation. The maximum LTV ratio permitted for prospective borrowers applying for mortgage loans secured by mortgaged properties valued up to (pound)400,000 is 90% of the lower of the purchase price or valuation of the mortgaged property determined by the relevant valuation. The maximum LTV ratio permitted for prospective borrowers applying for mortgage loans secured by mortgaged properties valued over (pound)400,000 is 85% of the lower of the purchase price or valuation of the mortgaged property determined by the relevant valuation. The maximum LTV ratio for prospective borrowers applying for mortgage loans secured by the seller's currently offered flexible mortgage loans is as described under "- CHARACTERISTICS OF THE MORTGAGE LOANS - FLEXIBLE MORTGAGE LOANS".

     In the case of a purchase of a mortgaged property, the seller will determine the current market value of that mortgaged property (which will be used to determine the maximum amount of the mortgage loan permitted to be made by the seller) to be the lower of:

     o the valuation made by an independent valuer from the panel of valuers appointed by the seller or an employee valuer of the seller; or

     o the purchase price for the mortgaged property paid by the prospective borrower.

     If a borrower or a prospective borrower has applied to remortgage its current mortgaged property, the seller will determine the current market value of the mortgaged property (for the purpose of determining the maximum amount of the loan available) by using the then current valuation of the mortgaged property as determined using the process described under "- LENDING CRITERIA -
(3) VALUATION".

      If the borrower has applied for a further advance, the seller will determine the current market value of the mortgaged property by using either an indexed valuation figure provided by a UK pricing index, a desktop valuation by an employee valuer of the seller or the then current valuation of the mortgaged property as determined using the process described under "- LENDING CRITERIA -
(3) VALUATION".

BUILDINGS INSURANCE POLICIES

INSURANCE ON THE PROPERTY

     A borrower is required to arrange for insurance on the mortgaged property for an amount equal to the full rebuilding cost of the property. The borrower may either purchase the insurance through an insurer arranged by the seller (a "SELLER ARRANGED INSURER"), or the borrower or landlord (for a leasehold property) may arrange for the insurance independently. Where borrower or landlord-arranged insurance fails or (without the knowledge of the seller) no insurance is arranged, a contingency insurance policy exists to protect the seller (but not the borrower) up to the amount of the seller's insurable interest in the property (subject to aggregate limits of indemnity) and the seller can make a claim under the contingency insurance policy. The policy has a (pound)50,000 deductible in the aggregate in any one period of insurance.

SELLER ARRANGED BUILDINGS INSURANCE POLICIES

     The solicitor or licensed conveyancer acting for the seller is required to ensure that buildings insurance cover is taken out by the relevant borrower prior to the completion of each mortgage loan. If a borrower asks the seller to arrange insurance on its behalf, a policy will be issued by a seller arranged insurer, which currently is AXA General Insurance Ltd., a member of the AXA Group of Companies ("AXA"). AXA's registered number is 141 885 and its address is 107 Cheapside, London EC2V 6DU. The policy will provide the borrower with rebuilding insurance up to an amount equal to the actual rebuilding cost. Standard policy conditions apply, which are renegotiated periodically by the seller with the seller arranged insurer. Under seller arranged insurance policies, the seller will assign its rights under those policies to the mortgages trustee. Amounts paid under the insurance policy are generally utilized to fund the reinstatement of the property or are otherwise paid to the seller to reduce the amount of the mortgage loan(s).

     In the administration agreement, the seller, acting in its capacity as administrator, has agreed to deal with claims under the seller arranged insurance policies in accordance with its normal procedures and also has agreed to make and enforce claims and to hold the proceeds of claims on trust for the mortgages trustee or as the mortgages trustee may direct.

BORROWER OR LANDLORD-ARRANGED BUILDINGS INSURANCE POLICIES AND THE CONTINGENCY INSURANCE POLICY

     If a borrower elects not to take up a seller arranged insurance policy, or if a borrower who originally had a seller arranged insurance policy confirms that he or she no longer requires such insurance, that borrower is sent an "ALTERNATIVE INSURANCE REQUIREMENTS" form. The borrower is required to acknowledge that it is responsible for arranging an alternative insurance policy which covers the rebuilding cost of the property and to request joint insured status for the seller.

     Once an alternative insurance requirements form has been dispatched, it is assumed that the borrower is making arrangements in accordance with those requirements. If it transpires that the borrower has not complied with those requirements and if the property is damaged while uninsured or partially insured because of under insurance, the seller is entitled to make a claim under the contingency insurance policy provided the seller has no prior knowledge of the deficiency. The contingency insurance policy is an insurance policy currently provided to the seller by AXA that insures the seller against loss relating to mortgaged properties where borrowers have failed to make their own property insurance arrangements. The contingency insurance policy provides cover for the mortgages trustee. The administrator will make claims in accordance with the contingency insurance policy and hold the proceeds of claims on trust for the mortgages trustee or as the mortgages trustee may direct.

     In the case of leasehold properties where the lease requires the landlord to insure the property, provision is made to deal with the insurance in the mortgage conditions or the "GENERAL INSTRUCTIONS TO SOLICITORS" or other comparable or successor instructions or guidelines. Again, if it transpires that the property is not insured and is damaged, the seller can claim under the contingency insurance policy.

     If a borrower who originally had seller arranged insurance fails to pay a premium, but does not notify the seller that it wishes to make alternative arrangements, it is assumed that the borrower requires seller arranged insurance to continue and no alternative insurance requirements form is sent to that borrower. The unpaid premium is added to the balance of the relevant mortgage loan.

     The seller may not be insured under any insurance policy which is not arranged by the seller, and it may not have the benefit of any security over such policies. The mortgages trustee therefore may not have an interest in policies that were not arranged through the seller. See "RISK FACTORS - THE MORTGAGES TRUSTEE MAY NOT RECEIVE THE BENEFIT OF CLAIMS MADE ON THE BUILDINGS INSURANCE".

PROPERTIES IN POSSESSION POLICY

     If the seller takes possession of a property from a borrower in default, the seller has coverage through a properties in possession policy from AXA. The policy provides the seller with rebuilding insurance up to an amount equal to the actual rebuilding cost. The seller will assign its rights under this policy to the mortgages trustee for any mortgage loan which is in a mortgage portfolio and is a property in possession. Amounts paid under the properties in possession policy are generally utilized to fund the reinstatement of the property or are otherwise paid to the seller to reduce the amount of the mortgage loan. This policy is subject to a (pound)50,000 deductible in the aggregate in any one period of insurance.

MIG POLICIES

     A mortgage indemnity guarantee policy, or MIG policy, is an agreement between a lender and an insurance company to underwrite the amount of each relevant mortgage loan which exceeds a specified LTV ratio. It is currently a condition of each mortgage loan having an LTV ratio in excess of 75% that the seller take out mortgage indemnity insurance with Northern Rock Mortgage Indemnity Company Limited ("NORMIC").

NORMIC's registered number in Guernsey is 28379, and its address is P.O. Box 384, The Albany, South Esplanade, St. Peter Port, Guernsey, Channel Islands. The seller pays the premium on each MIG policy.

     This insurance is intended to provide only limited cover in the event of losses being incurred in excess of the relevant LTV ratio following repossession and sale of a mortgaged property from a borrower, and is further limited in that such insurance is subject to certain caps on claims that may be made under the MIG policy by the seller and/or its relevant subsidiary. Firstly, each mortgage loan that is subject to a MIG policy is subject to a cap on claims made in respect of that mortgage loan, regardless of whether or not that mortgage loan is included in the mortgage portfolio. In addition, all mortgage loans that were originated in any one year and that are subject to a MIG policy are also subject to an aggregate cap on claims that can be made in respect of that group of mortgage loans. However, the aggregate cap in respect of mortgage loans originated in any one year is proportioned between mortgage loans that are included in the mortgage portfolio and mortgage loans that are not included in the mortgage portfolio. As each proportionate aggregate cap is applicable either to mortgage loans included in the mortgage portfolio or mortgage loans that are not included in the mortgage portfolio, any losses on mortgage loans outside of the mortgage portfolio will not reduce the amount of MIG coverage remaining on the mortgage loans included in the mortgage portfolio. The MIG policy will not cover all losses suffered in relation to the mortgage loans and each mortgage loan is only covered for a ten year period following completion of the mortgage loan or further advance. In addition, the mortgages trustee is not required to maintain a mortgage indemnity policy with the current insurer, and the seller is not required to maintain the same level of coverage under the mortgage indemnity insurance policies for mortgage loans that it may originate in the future and assign to the mortgages trust. See "RISK FACTORS - THE MORTGAGES TRUSTEE IS NOT REQUIRED TO MAINTAIN MORTGAGE INDEMNITY INSURANCE WITH THE CURRENT INSURER, AND THE SELLER IS NOT REQUIRED TO MAINTAIN THE SAME LEVEL OF MORTGAGE INDEMNITY INSURANCE COVERAGE FOR NEW MORTGAGE LOANS THAT IT ORIGINATES IN THE FUTURE, WHICH MAY ADVERSELY AFFECT THE FUNDS AVAILABLE TO PAY THE NOTES".

     The insured under each MIG policy is the seller and/or its relevant subsidiary. The related borrower has no interest in this policy. The seller will formally assign its interest in each MIG policy to the mortgages trustee to the extent that it relates to the mortgage loans from time to time comprised in the mortgage portfolio. Practically speaking, this will have little effect on the way in which claims are made and paid under the policies as they will continue to be administered by the seller acting in its capacity as administrator. To the extent that claims relate to mortgage loans in the mortgage portfolio, their proceeds will be paid by the seller into the mortgages trustee transaction account and all other claims will be paid into the seller's account.

     NORMIC is a Guernsey limited liability company and a wholly-owned insurance subsidiary of the seller. NORMIC does not have a public credit rating by any of Moody's, Standard & Poor's or Fitch. The seller does not guarantee the liabilities of NORMIC and is under no legal obligation to support NORMIC in the discharge of those liabilities. The seller is, however, contingently liable to NORMIC to pay up any unpaid amount in respect of the seller's shareholding in NORMIC. The unpaid share capital is immaterial in relation to NORMIC's overall exposure.

     The seller has warranted that each of the mortgage indemnity policies relating to a mortgaged property is in force and all premiums thereon have been paid. The seller also has warranted that, so far as the seller is aware, there has been no breach of any term of the mortgage indemnity policies which would entitle the relevant insurer to avoid the same. Management of the seller believes that financial information relating to NORMIC is not material to an investor's decision to purchase the notes.

THE CUT-OFF DATE MORTGAGE PORTFOLIO

     The statistical and other information contained in this prospectus has been compiled by reference to the mortgage loans in the cut-off date mortgage portfolio. Columns stating percentage amounts may not add up to 100% due to rounding. A mortgage loan will be removed from the additional mortgage portfolio (which comprises a portion of the cut-off date portfolio) if in the period up to (and including) the closing date the mortgage loan is repaid in full or if the mortgage loan does not comply with the terms of the mortgage sale agreement on the closing date. Once such mortgage loans are removed, the seller will then randomly select from the mortgage loans remaining in the additional mortgage portfolio those mortgage loans to be included in the additional assigned mortgage portfolio once a determination has been made as to the principal balances of the notes to be issued and the corresponding size of the trust that is required ultimately to support payments on the notes. We do not expect the characteristics of the mortgage portfolio as of the closing date to differ materially from the characteristics of the cut-off date mortgage portfolio. The US dollar numbers in the following tables have been calculated based on the currency exchange rate set forth on page 61 under "US DOLLAR PRESENTATION".

TYPES OF PROPERTY



                                   AGGREGATE           AGGREGATE
                                     CURRENT             CURRENT                 NUMBER OF
                                     BALANCE             BALANCE                  MORTGAGE
TYPE OF PROPERTY                       (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
----------------------      ----------------   -----------------    ----------   ---------   ----------
Detached Bungalow ....        258,341,845.47      397,143,498.03          2.80       3,672         2.59
Detached House .......      2,539,356,254.26    3,903,699,084.18         27.56      28,353        20.01
Flat .................        792,450,561.50    1,218,217,619.52          8.60      11,415         8.06
Maisonette ...........        126,129,274.23      193,895,886.59          1.37       1,708         1.21
Other Use ............         19,617,439.67       30,157,478.36          0.21         322         0.23
Purpose Built Flat ...         98,490,923.63      151,408,030.18          1.07       1,828         1.29
Semi Detached Bungalow        110,434,778.02      169,769,066.90          1.20       2,046         1.44
Semi Detached House ..      2,587,292,967.66    3,977,391,187.79         28.08      43,181        30.48
Terraced House .......      2,649,802,954.34    4,073,486,478.62         28.76      48,747        34.41
Not Known ............         29,234,104.32       44,940,975.13          0.32         387         0.27
New Property .........          1,371,826.27        2,108,879.74          0.01          14         0.01
                            ----------------   -----------------    ----------   ---------   ----------
Totals ...............      9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                            ================   =================    ==========   =========   ==========

EXPECTED SEASONING OF MORTGAGES AT CLOSING

     The following table shows length of time since the mortgage loans were originated as of the closing date.


                                        AGGREGATE           AGGREGATE
                                          CURRENT             CURRENT                 NUMBER OF
                                          BALANCE             BALANCE                  MORTGAGE
AGE OF MORTGAGE LOANS (MONTHS)            (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
------------------------------   ----------------   -----------------    ----------   ---------   ----------

0 to 6 .......................     160,895,101.87      247,340,663.90          1.75       1,978         1.40
6 to 12 ......................   1,945,206,497.37    2,990,325,130.47         21.11      26,947        19.02
12 to 18 .....................   1,762,011,819.25    2,708,703,795.93         19.13      26,749        18.88
18 to 24 .....................   1,352,472,026.81    2,079,126,866.73         14.68      20,980        14.81
24 to 30 .....................     952,220,450.20    1,463,828,516.83         10.34      15,176        10.71
30 to 36 .....................     655,985,273.13    1,008,432,395.28          7.12      10,396         7.34
36 to 42 .....................     527,903,829.48      811,535,479.60          5.73       8,411         5.94
42 to 48 .....................     305,204,647.27      469,184,699.88          3.31       4,814         3.40
48 to 54 .....................     485,971,184.49      747,073,304.37          5.28       7,013         4.95
54 to 60 .....................     306,163,537.19      470,658,781.23          3.32       4,753         3.35
60 to 66 .....................     249,881,059.62      384,136,909.49          2.71       4,176         2.95
66 to 72 .....................     173,795,002.43      267,171,410.35          1.89       3,361         2.37
72 to 78 .....................     206,312,624.33      317,160,068.15          2.24       4,039         2.85
78 to 84 .....................      80,650,239.58      123,981,920.95          0.88       1,795         1.27
84 to 90 .....................      47,849,636.35       73,558,241.89          0.52       1,085         0.77
                                 ----------------   -----------------    ----------   ---------   ----------
Total ........................   9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                                 ================   =================    ==========   =========   ==========

     The weighted average seasoning of mortgage loans as of the closing date is expected to be 27.14 months and the maximum seasoning of mortgage loans as of the closing date is expected to be 86.8 months. The minimum seasoning of the mortgage loans as of the closing date is expected to be 5.9 months.

YEARS TO MATURITY AT CLOSING


                                   AGGREGATE           AGGREGATE
                                     CURRENT             CURRENT                 NUMBER OF
                                     BALANCE             BALANCE                  MORTGAGE
YEARS TO MATURITY                    (POUND)               (US$)    % OF TOTAL       LOANS   % OF TOTAL
----------------------      ----------------   -----------------    ----------   ---------   ----------
0 to 5 ...............         45,569,872.35       70,053,608.53          0.49         997        0.70
5 to 10 ..............        454,057,093.97      698,012,442.69          4.93       8,496        6.00
10 to 15 .............      1,318,626,693.25    2,027,097,145.66         14.31      20,595       14.54
15 to 20 .............      2,051,679,529.57    3,154,003,888.65         22.27      31,310       22.10
20 to 25 .............      5,243,953,155.05    8,061,419,146.89         56.92      79,067       55.81
25 to 30 .............         77,215,538.86      118,701,827.61          0.84         951        0.67
30 to 35 .............         21,421,046.32       32,930,125.01          0.23         257        0.18
                            ----------------   -----------------    ----------   ---------   ----------
Total ................      9,212,522,929.37   14,162,218,185.04        100.00     141,673      100.00
                            ================   =================    ==========   =========   ==========

     The weighted average remaining term of the mortgage loans as of the closing date is expected to be 19.65 years and the maximum remaining term as of the closing date is expected to be 34.5 years. The minimum remaining term as of the closing date is expected to be less than one month.

GEOGRAPHICAL DISTRIBUTION OF MORTGAGED PROPERTIES

     The following table shows the spread of mortgaged properties securing the mortgage loans throughout England and Wales as of the cut-off date. No properties are situated outside England and Wales. The geographical location of a property has no impact upon the seller's lending criteria and credit scoring tests.


                                          AGGREGATE           AGGREGATE
                                            CURRENT             CURRENT                 NUMBER OF
                                            BALANCE             BALANCE                  MORTGAGE
REGION                                      (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
-----------------------------      ----------------   -----------------    ----------   ---------   ----------
East Anglia .................        250,283,828.15      384,756,077.09          2.72       3,868         2.73
East Midlands ...............        731,005,441.26    1,123,759,325.53          7.93      12,836         9.06
Greater London ..............      1,623,574,132.33    2,495,886,444.78         17.62      16,702        11.79
North .......................      1,023,315,162.26    1,573,120,925.84         11.11      21,859        15.43
North West ..................      1,074,307,126.87    1,651,509,803.03         11.66      19,750        13.94
South East (excluding London)      1,933,990,529.03    2,973,083,057.69         20.99      22,718        16.04
South West ..................        729,034,608.82    1,120,729,606.18          7.91      10,662         7.53
Wales .......................        334,392,968.00      514,055,292.85          3.63       6,260         4.42
West Midlands ...............        628,471,504.43      966,136,056.00          6.82      10,241         7.23
Yorkshire ...................        884,147,628.22    1,359,181,596.03          9.60      16,777        11.84
                                   ----------------   -----------------    ----------   ---------   ----------
Totals ......................      9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                                   ================   =================    ==========   =========   ==========

CURRENT LOAN-TO-VALUE RATIOS

     The following table shows the range of current loan-to-value, or LTV, ratios, which express the outstanding balance of a mortgage loan as at the cut-off date divided by the value of the mortgaged property securing that mortgage loan at the same date. The seller has not revalued any of the mortgaged properties since the date of the origination of the related mortgage loan, other than in respect of a mortgaged property of a related borrower that has remortgaged its property or to which the seller has made a further advance, as described in "- MAXIMUM LTV RATIO".


                                  AGGREGATE           AGGREGATE
                                    CURRENT             CURRENT                 NUMBER OF
                                    BALANCE             BALANCE                  MORTGAGE
CURRENT LTV                         (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
---------------------      ----------------   -----------------    ----------   ---------   ----------
0% - 25% ...............     111,166,408.44      170,893,786.99          1.21       2,874         2.03
25.01% - 50% ...........     847,256,407.60    1,302,469,496.69          9.20      13,488         9.52
50.01% - 55% ...........     318,528,683.79      489,667,461.63          3.46       4,440         3.13
55.01% - 60% ...........     379,228,633.60      582,980,220.75          4.12       5,002         3.53
60.01% - 65% ...........     435,657,034.30      669,726,417.06          4.73       5,615         3.96
65.01% - 70% ...........     493,496,469.71      758,641,767.43          5.36       6,449         4.55
70.01% - 75% ...........     726,180,397.19    1,116,341,886.53          7.88      10,090         7.12
75.01% - 80% ...........     654,074,061.35    1,005,494,329.52          7.10       9,201         6.49
80.01% - 85% ...........     691,181,271.69    1,062,538,465.32          7.50       9,725         6.86
85.01% - 90% ...........   1,685,282,202.60    2,590,748,966.33         18.29      25,710        18.15
90.01% - 95% ...........   2,080,095,029.37    3,197,686,440.23         22.58      34,183        24.13
95.01% - 100% ..........     789,504,825.10    1,213,689,200.77          8.57      14,881        10.50
>100% ..................         871,504.63        1,339,745.78          0.01          15         0.01
                           ----------------   -----------------    ----------   ---------   ----------
Totals .................   9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                           ================   =================    ==========   =========   ==========

     The weighted average current loan-to-value ratio of the mortgage loans at the cut-off date was 77.76%.

OUTSTANDING CURRENT BALANCES


                                                  AGGREGATE           AGGREGATE
                                                    CURRENT             CURRENT                 NUMBER OF
                                                    BALANCE             BALANCE                  MORTGAGE
RANGE OF CURRENT PRINCIPAL                          (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
-----------------------------------        ----------------   -----------------    ----------   ---------   ----------
(pound)0 -(pound)15,000 .................      3,379,089.07        5,194,602.72          0.04         340         0.24
(pound)15,001 -(pound)30,000 ............    370,543,795.68      569,629,201.66          4.02      15,140        10.69
(pound)30,001 -(pound)40,000 ............    736,972,560.23    1,132,932,452.31          8.00      21,013        14.83
(pound)40,001 -(pound)50,000 ............  1,003,342,110.15    1,542,416,771.94         10.89      22,339        15.77
(pound)50,001 -(pound)75,000 ............  2,661,803,816.89    4,091,935,152.79         28.89      43,545        30.74
(pound)75,001 -(pound)100,000 ...........  1,705,906,428.43    2,622,454,155.93         18.52      19,964        14.09
(pound)100,001 -(pound)125,000 ..........  1,032,640,086.59    1,587,455,936.34         11.21       9,296         6.56
(pound)125,001 -(pound)150,000 ..........    606,898,680.74      932,972,606.83          6.59       4,461         3.15
(pound)150,001 -(pound)175,000 ..........    379,697,592.62      583,701,141.61          4.12       2,358         1.66
(pound)175,001 -(pound)200,000 ..........    232,525,648.27      357,456,799.80          2.52       1,250         0.88
(pound)200,001 -(pound)225,000 ..........    163,752,911.00      251,733,913.91          1.78         778         0.55
(pound)225,001 -(pound)250,000 ..........    111,928,534.18      172,065,386.90          1.21         474         0.33
(pound)250,001 -(pound)275,000 ..........     81,677,039.09      125,560,398.29          0.89         314         0.22
(pound)275,001 -(pound)300,000 ..........     57,055,969.52       87,710,944.69          0.62         198         0.14
(pound)300,001 -(pound)325,000 ..........     42,292,128.79       65,014,802.14          0.46         137         0.10
(pound)325,001 -(pound)350,000 ..........     22,106,538.12       33,983,917.17          0.24          66         0.05
                                           ----------------   -----------------    ----------   ---------   ----------
Totals ..................................  9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                                           ================   =================    ==========   =========   ==========


     The largest mortgage loan had a current balance as of the cut-off date of (pound)346,078.73 or $532,019.91 and the smallest mortgage loan had a current balance as of the cut-off date of (pound)0. The average current balance as of the cut-off date was approximately (pound)65,026.67 or $99,964.20.


MORTGAGE LOAN PRODUCTS

                                                  AGGREGATE           AGGREGATE
                                                    CURRENT             CURRENT                 NUMBER OF
                                                    BALANCE             BALANCE                  MORTGAGE
MORTGAGE LOAN PRODUCTS                              (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
-----------------------------------        ----------------   -----------------    ----------   ---------   ----------
Standard variable rate .................   3,032,943,989.65    4,662,481,152.42         32.92      49,577        34.99
Discounted .............................      97,323,654.83      149,613,612.34          1.06       1,478         1.04
Fixed ..................................   3,457,782,537.05    5,315,576,536.59         37.53      45,147        31.87
Together ...............................   2,618,957,040.92    4,026,067,703.18         28.43      45,393        32.04
Other ..................................       5,515,706.92        8,479,180.51          0.06          78         0.06
                                           ----------------   -----------------    ----------   ---------   ----------
Totals .................................   9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                                           ================   =================    ==========   =========   ==========


EMPLOYMENT STATUS
                                                  AGGREGATE           AGGREGATE
                                                    CURRENT             CURRENT                 NUMBER OF
                                                    BALANCE             BALANCE                  MORTGAGE
EMPLOYMENT STATUS                                   (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
-----------------------------------        ----------------   -----------------    ----------   ---------   ----------
Full Time Employment                       8,307,372,186.74   12,770,748,941.95         90.17     129,646        91.51
Part Time Employment                          82,727,065.53      127,174,581.91          0.90       1,584         1.12
Retired                                       18,531,136.30       28,487,526.98          0.20         558         0.39
Self Employed                                747,017,674.60    1,148,374,595.85          8.11       8,620         6.08
Other                                         56,874,866.20       87,432,538.36          0.62       1,265         0.89
                                           ----------------   -----------------    ----------   ---------   ----------
Totals                                     9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                                           ================   =================    ==========   =========   ==========

DISTRIBUTION OF FIXED RATE MORTGAGE LOANS

     Fixed rate mortgage loans remain at the relevant fixed rate for a period of time as specified in the offer of advance, after which they move to the seller's standard variable rate or some other rate as specified in the offer of advance.


                               AGGREGATE           AGGREGATE
                                 CURRENT             CURRENT                 NUMBER OF
                                 BALANCE             BALANCE                  MORTGAGE
FIXED RATE %                     (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
----------------        ----------------   -----------------    ----------   ---------   ----------
0.00 - 2.99 ..........       300,845,484      462,483,449.10          8.70       3,527         7.81
3.00 - 3.99 ..........       555,585,737      854,090,294.79         16.07       6,231        13.80
4.00 - 4.99 ..........       398,094,686      611,982,606.56         11.51       5,964        13.21
5.00 - 5.99 ..........     1,691,821,881    2,600,802,276.40         48.93      21,693        48.05
6.00 - 6.99 ..........       412,521,713      634,160,973.73         11.93       6,204        13.74
7.00 - 7.99 ..........        93,340,526      143,490,431.81          2.70       1,434         3.18
8.00 - 8.99 ..........         5,572,511        8,566,504.20          0.16          94         0.21
                        ----------------   -----------------    ----------   ---------   ----------
                           3,457,782,537    5,315,576,536.59        100.00      45,147       100.00
                        ================   =================    ==========   =========   ==========

MONTH/YEAR IN WHICH FIXED RATE PERIOD ENDS


                                                     AGGREGATE           AGGREGATE
                                                       CURRENT             CURRENT                 NUMBER OF
                                                       BALANCE             BALANCE                  MORTGAGE
MONTH/YEAR IN WHICH FIXED RATE PERIOD ENDS             (POUND)             (US$)    % OF TOTAL       LOANS
                                              ----------------   -----------------    ----------   ---------
September-02 .............................      207,364,548.50         318,777,169           6.00      2,826
October-02 ...............................       98,451,457.26         151,347,359           2.85      1,455
November-02 ..............................       19,328,299.11          29,712,989           0.56        248
December-02 ..............................          333,408.17             512,541           0.01          7
January-03 ...............................      455,651,209.10         700,463,042          13.18      5,904
February-03 ..............................      215,846,096.90         331,815,676           6.24      2,942
March-03 .................................        3,028,491.75           4,655,637           0.09         40
April-03 .................................       46,918,920.44          72,127,472           1.36        534
May-03 ...................................      341,229,842.90         524,565,477           9.87      4,907
June-03 ..................................        1,285,707.41           1,976,491           0.04         20
July-03 ..................................       79,224,519.15         121,790,191           2.29      1,103
August-03 ................................      103,979,661.30         159,845,751           3.01      1,219
September-03 .............................      184,481,796.60         283,599,995           5.34      2,239
October-03 ...............................       44,552,593.18          68,489,767           1.29        701
November-03 ..............................      289,748,851.30         445,424,829           8.38      4,019
January-04 ...............................       91,677,560.33         140,933,990           2.65      1,131
February-04 ..............................      243,477,397.30         374,292,694           7.04      3,255
March-04 .................................           67,368.50             103,564           0.00          1
April-04 .................................      404,372,207.20         621,632,909          11.69      4,179
May-04 ...................................          161,821.29             248,764           0.00          3
June-04 ..................................        7,298,619.33          11,220,014           0.21         97
July-04 ..................................       12,153,592.29          18,683,462           0.35        173
August-04 ................................       27,818,671.52          42,765,060           0.80        350
September-04 .............................       33,698,986.83          51,804,745           0.97        432
October-04 ...............................          663,208.69           1,019,537           0.02         11
November-04 ..............................        7,740,101.94          11,898,696           0.22        101
December-04 ..............................          103,712.33             159,435           0.00          1
January-05 ...............................       16,625,363.45          25,557,822           0.48        226
February-05 ..............................       18,761,939.26          28,842,336           0.54        230
March-05 .................................          179,425.12             275,826           0.01          3
April-05 .................................       24,610,582.64          37,833,332           0.71        317
May-05 ...................................          243,392.14             374,162           0.01          4
June-05 ..................................          371,954.17             571,797           0.01          5
July-05 ..................................           31,079.12              47,777           0.00          1
August-05 ................................          480,691.23             738,957           0.01          9
January-06 ...............................          173,997.48             267,483           0.01          4
April-06 .................................       56,772,240.75          87,274,774           1.64        843
May-06 ...................................        1,209,185.78           1,858,856           0.03         21
June-06 ..................................          121,806.96             187,251           0.00          2
July-06 ..................................        5,979,233.40           9,191,750           0.17         92
August-06 ................................       77,534,214.08         119,191,720           2.24        930



                                                     AGGREGATE           AGGREGATE
                                                       CURRENT             CURRENT                 NUMBER OF
                                                       BALANCE             BALANCE                  MORTGAGE
MONTH/YEAR IN WHICH FIXED RATE PERIOD ENDS             (POUND)             (US$)    % OF TOTAL       LOANS
                                              ----------------   -----------------    ----------   ---------
September-06 ...............................     52,339,409.89          80,460,277          1.51         702
October-06 .................................        846,861.91           1,301,863          0.02          17
November-06 ................................     10,677,567.17          16,414,400          0.31         147
January-07 .................................     13,147,252.35          20,210,995          0.38         180
February-07 ................................     14,147,975.68          21,749,386          0.41         186
March-07 ...................................        568,107.18             873,339          0.02          13
April-07 ...................................     30,299,409.24          46,578,646          0.88         378
May-07 .....................................      4,877,734.23           7,498,438          0.14          65
June-07 ....................................     20,389,031.14          31,343,630          0.59         352
July-07 ....................................        129,506.05             199,087          0.00           4
August-07 ..................................      1,333,498.47           2,049,959          0.04          21
May-08 .....................................     13,701,637.10          21,063,239          0.40         216
July-08 ....................................      4,232,963.31           6,507,246          0.12          65
August-08 ..................................     65,735,643.31         101,054,025          1.90         848
September-08 ...............................     37,505,389.01          57,656,248          1.08         537
November-08 ................................     13,072,694.04          20,096,378          0.38         172
January-09 .................................     15,563,287.83          23,925,116          0.45         212
February-09 ................................     16,043,963.41          24,664,048          0.46         205
April-09 ...................................     19,416,849.60          29,849,115          0.56         242
                                              ----------------   -----------------    ----------   ---------
                                                 3,457,782,537       5,315,576,537        100.00      45,147
                                              ================   =================    ==========   =========


REPAYMENT TERMS


                                  AGGREGATE           AGGREGATE
                                    CURRENT             CURRENT                 NUMBER OF
                                    BALANCE             BALANCE                  MORTGAGE
TYPE OF REPAYMENT PLAN              (POUND)             (US$)    % OF TOTAL       LOANS   % OF TOTAL
----------------------     ----------------   -----------------    ----------   ---------   ----------
Interest Only ......         526,696,828.98      809,679,983.06          5.72       6,033         4.26
Repayment ..........       5,571,071,951.71    8,564,292,008.78         60.47      88,299        62.33
Endowment ..........       2,888,254,504.52    4,440,053,043.07         31.35      44,402        31.34
Personal Equity Plan         143,848,346.11      221,135,043.98          1.56       2,081         1.47
Pension Policy .....          82,651,298.05      127,058,106.15          0.90         858         0.61
                           ----------------   -----------------    ----------   ---------   ----------
Total ..............       9,212,522,929.37   14,162,218,185.04        100.00     141,673       100.00
                           ================   =================    ==========   =========   ==========

          CHARACTERISTICS OF UNITED KINGDOM RESIDENTIAL MORTGAGE MARKET

     The housing market in the UK is primarily one of owner-occupied housing. The remaining occupants are in some form of public/social ownership.

     At December 31, 2001, mortgage loans outstanding in the UK amounted to approximately (pound)591 billion, with banks and building societies holding 71% and 19% of the total respectively, according to the Council of Mortgage Lenders. In 2001, outstanding mortgage debt grew by 10.5%, well above the long term average of 6.3% during 1992-2001.

     Set out in the following tables are certain characteristics of the United Kingdom mortgage market.

CPR RATES

     The quarterly constant payment rate ("CPR") data presented below was calculated by dividing the amount of scheduled and unscheduled repayments of mortgages in a quarter by the quarterly balance of mortgages outstanding for building societies in the UK. These quarterly scheduled and unscheduled repayment rates were then annualized using standard methodology. You should note that the CPR data presented below for the UK residential mortgage market understates the seller's historical CPR data for mortgage loans originated by the seller (and therefore the expected CPR for mortgage loans included in the mortgages trust) as the data presented below is based upon a percentage of the total UK residential mortgage market which has been increasing over time, and as the seller's CPR data (which calculates the amount of scheduled and unscheduled repayments on a monthly basis) includes the effect of product switches, which results in a higher CPR.

     The following table shows the actual annualized CPR experience of the mortgage loans that have been assigned to the mortgages trust since March 26, 2001. You should note that the table covers a relatively short period of time and that the actual annualized CPR experience of the seller may differ over time from the data presented below. Since the seller may assign new mortgage loans and their related security to the mortgages trustee after the closing date, you should note that the actual annualized CPR experience of any new mortgage loans assigned to the mortgages trustee after the closing date may also differ from the data presented below. Month Annualized CPR Month Annualized CPR


MONTH                  ANNUALIZED CPR          MONTH            ANNUALIZED CPR
----                   --------------          -----            --------------
April 2001                25.94%               January 2002         31.34%
May 2001                  27.72%               February 2002        33.33%
June 2001                 28.23%               March 2002           27.52%
July 2001                 32.05%               April 2002           41.78%
August 2001               31.87%               May 2002             41.90%
September 2001            28.84%               June 2002            33.57%
October 2001              29.28%               July 2002            44.13%
November 2001             28.40%
December 2001             27.76%

      Over the past 39 years, quarterly CPR experienced in respect of residential mortgage loans made by building societies have been between 9.5% and 14.0% for approximately 80% of that time.


           AGGREGATE                   AGGREGATE                 AGGREGATE                 AGGREGATE
         QUARTERS OVER               QUARTERS OVER             QUARTERS OVER             QUARTERS OVER
CPR (%)     39 YEARS     CPR (%)       39 YEARS       CPR (%)     39 YEARS      CPR (%)     39 YEARS
-------  -------------   -------     -------------    -------  -------------    -------  --------------
7.0           0           10.5            18            14.0        6            17.5          1
7.5           0           11.0            18            14.5        2            18.0          1
8.0           4           11.5            16            15.0        3            18.5          1
8.5           1           12.0            20            15.5        2            19.0          1
9.0           6           12.5            13            16.0        4            19.5          2
9.5           9           13.0            11            16.5        2            20.0          1
10.0         10           13.5             5            17.0        1


Source of repayment and outstanding mortgage information: Council of Mortgage Lenders

      Over the past 39 years, the highest single quarter CPR experienced in respect of residential mortgage loans made by building societies was recorded in June 2002 at a level of 19.91%. The lowest level was 7.94% in June and March of 1974. The highest 12 month rolling average CPR over the same 39 year period was 19.20%. The lowest was 8.84%.


                      CPR RATE FOR        12 MONTH                     CPR RATE FOR   12 MONTH
                      THE QUARTER         ROLLING                          THE          ROLLING
DATE                      (%)           AVERAGE (%)     DATE             QUARTER (%)  AVERAGE (%)
-----                -------------      -----------    -----           ------------   -----------
March 1963              10.40              N/A         June 1963           11.75          N/A
September 1963          12.70              N/A         December 1963       13.36          12.05
March 1964              11.29              12.27       June 1964           12.30          12.41
September 1964          12.68              12.41       December 1964       12.82          12.27
March 1965              11.12              12.23       June 1965           10.80          11.86
September 1965          10.66              11.35       December 1965       11.51          11.02
March 1966              10.45              10.85       June 1966           11.39          11.00
September 1966          11.71              11.27       December 1966       10.60          11.04
March 1967               9.49              10.80       June 1967           10.95          10.69
September 1967          11.65              10.67       December 1967       11.51          10.90
March 1968              10.18              11.07       June 1968           10.57          10.98
September 1968          10.91              10.79       December 1968       10.24          10.48
March 1969               9.15              10.22       June 1969           10.23          10.13
September 1969          10.65              10.07       December 1969       10.01          10.01
March 1970               8.92               9.95       June 1970           10.68          10.06
September 1970          11.60              10.30       December 1970       11.46          10.66
March 1971               9.33              10.76       June 1971           11.44          10.96
September 1971          12.17              11.10       December 1971       12.30          11.31
March 1972              10.72              11.66       June 1972           11.81          11.75
September 1972          12.24              11.77       December 1972       11.74          11.63
March 1973              10.11              11.48       June 1973           10.54          11.16
September 1973          11.06              10.86       December 1973       10.55          10.56
March 1974               7.94              10.02       June 1974            7.94           9.37
September 1974           9.58               9.01       December 1974       10.83           9.07
March 1975               9.96               9.58       June 1975           12.23          10.65
September 1975          12.76              11.44       December 1975       12.21          11.79
March 1976              10.10              11.82       June 1976           11.48          11.64
September 1976          11.86              11.41       December 1976       11.70          11.28
March 1977               8.00              10.76       June 1977            9.84          10.35
September 1977          12.13              10.42       December 1977       12.66          10.66
March 1978              11.30              11.48       June 1978           12.19          12.07
September 1978          11.71              11.97       December 1978       11.19          11.60
March 1979               9.33              11.11       June 1979           10.12          10.59
September 1979          11.36              10.50       December 1979       11.07          10.47
March 1980               8.03              10.15       June 1980            8.66           9.78
September 1980           9.87               9.41       December 1980       10.48           9.26



                      CPR RATE FOR        12 MONTH                     CPR RATE FOR   12 MONTH
                      THE QUARTER         ROLLING                          THE          ROLLING
DATE                      (%)           AVERAGE (%)     DATE             QUARTER (%)  AVERAGE (%)
-----                -------------      -----------    -----           ------------   -----------
March 1981               9.97               9.74       June 1981           11.78          10.52
September 1981          12.53              11.19       December 1981       11.82          11.53
March 1982               9.63              11.44       June 1982           12.91          11.72
September 1982          13.96              12.08       December 1982       14.20          12.68
March 1983              12.55              13.41       June 1983           12.76          13.37
September 1983          12.48              13.00       December 1983       11.86          12.41
March 1984              10.40              11.88       June 1984           12.13          11.72
September 1984          12.40              11.70       December 1984       11.87          11.70
March 1985              10.02              11.61       June 1985           11.67          11.49
September 1985          13.46              11.76       December 1985       13.68          12.21
March 1986              11.06              12.47       June 1986           15.53          13.43
September 1986          17.52              14.45       December 1986       15.60          14.92
March 1987              10.57              14.80       June 1987           14.89          14.64
September 1987          16.79              14.46       December 1987       16.18          14.61
March 1988              13.55              15.35       June 1988           16.03          15.64
September 1988          18.23              16.00       December 1988       12.60          15.10
March 1989               8.85              13.93       June 1989           13.04          13.18
September 1989          11.53              11.51       December 1989       10.38          10.95
March 1990               8.91              10.96       June 1990            9.37          10.05
September 1990           9.66               9.58       December 1990       10.58           9.63
March 1991               9.07               9.67       June 1991           10.69          10.00
September 1991          11.57              10.48       December 1991       10.24          10.39
March 1992               9.14              10.41       June 1992            9.12          10.02
September 1992           9.75               9.56       December 1992        7.96           8.99
March 1993               8.53               8.84       June 1993            9.97           9.05
September 1993          10.65               9.28       December 1993       10.01           9.79
March 1994               8.97               9.90       June 1994           10.48          10.03
September 1994          11.05              10.13       December 1994       10.68          10.29
March 1995               9.15              10.34       June 1995           10.51          10.35
September 1995          11.76              10.53       December 1995       11.61          10.76
March 1996              10.14              11.00       June 1996           11.32          11.21
September 1996          13.20              11.57       December 1996       12.58          11.81
March 1997               9.75              11.71       June 1997           15.05          12.65
September 1997          12.18              12.39       December 1997       11.17          12.04
March 1998              10.16              12.14       June 1998           12.05          11.39
September 1998          13.79              11.79       December 1998       13.43          12.36
March 1999              11.14              12.60       June 1999           14.27          13.16
September 1999          15.60              13.61       December 1999       14.94          13.99
March 2000              13.82              14.66       June 2000           13.87          14.56
September 2000          14.89              14.38       December 2000       15.57          14.54
March 2001              15.48              14.95       June 2001           17.39          15.83
September 2001          19.17              16.90       December 2001       19.03          17.77
March 2002              18.70              18.57       June 2002           19.91          19.20


-----------

*Source of repayment and outstanding mortgage information: Council of Mortgage
 Lenders

      You should also note that the prior two CPR tables present the historical CPR experience only of building societies in the UK. During the late 1990's, a number of former building societies (including Northern Rock) converted to stock form UK banks, and the CPR experience of these banks is therefore not included in the foregoing building society CPR data. According to the Council of Mortgage Lenders, the 12 month rolling average CPR experience of banks during 1998 was 14.85%, during 1999 was 16.08%, during 2000 was 15.34% and during 2001 was
18.69%.

REPOSSESSION RATE

      The repossession rate of residential mortgaged properties in the UK has steadily declined since 1991:

YEAR       REPOSSESSIONS (%)          YEAR        REPOSSESSIONS (%)        YEAR        REPOSSESSIONS (%)
----       -----------------          -----       -----------------        -----       ----------------
1982           0.11                   1989             0.17                1996             0.40
1983           0.12                   1990             0.47                1997             0.31
1984           0.17                   1991             0.77                1998             0.31
1985           0.25                   1992             0.69                1999             0.27
1986           0.30                   1993             0.58                2000             0.21
1987           0.32                   1994             0.47                2001             0.16
1988           0.22                   1995             0.47

-----------
Source: Council of Mortgage Lenders

      In June 2002, the Council of Mortgage Lenders published arrears figures for the first six months of 2002, which showed that repossessions in the United Kingdom had fallen to a 20-year low. No assurance can be given as to whether, or for how long, this downward trend will continue.

ARREARS INFORMATION

      The percentage of mortgage loans in arrears in the UK has steadily declined since 1993:

               ARREARS 6-12        ARREARS 12                            ARREARS 6-12        ARREARS 12
YEAR           MONTHS (%)          MONTHS + (%)          YEAR            MONTHS (%)          MONTHS + (%)
----           ------------        ------------          ----            ------------        ------------
1985               0.74              0.17                1994                1.28                1.12
1986               0.64              0.16                1995                1.20                0.81
1987               0.67              0.18                1996                0.95                0.63
1988               0.50              0.12                1997                0.69                0.42
1989               0.73              0.15                1998                0.68                0.32
1990               1.31              0.38                1999                0.52                0.27
1991               1.87              0.93                2000                0.43                0.19
1992               2.07              1.48                2001                0.38                0.17
1993               1.62              1.50

-----------

Source: Council of Mortgage Lenders

      The arrears table above shows the number of mortgage loans in arrears at the end of the period as a percentage of the total number of mortgage loans outstanding at the end of the period.

HOUSE PRICE TO EARNINGS RATIO

      The following table shows the ratio for any one year of the average annual value of houses (sourced prior to and including 1993 from the DETR/BSA 5% Sample Survey of Building Society Mortgage Completions and sourced from and including 1994 from the DETR/CML Survey of Mortgage Lenders) compared to the average annual salary in the UK as calculated from the weekly earnings in April of the same year of male employees whose earnings were not affected by their absence from work (as recorded by the Department for Education and Employment). While this is a good indication of house affordability, it does not take in to account the fact that the majority of households have more than one income to support a mortgage loan.


YEAR           HOUSE PRICE TO EARNINGS RATIO           YEAR              HOUSE PRICE TO EARNINGS RATIO
----           -----------------------------           ----              -----------------------------
1988                       4.56                        1995                        3.47
1989                       5.05                        1996                        3.47
1990                       4.54                        1997                        3.62
1991                       4.17                        1998                        3.84
1992                       3.79                        1999                        4.09
1993                       3.58                        2000                        4.47
1994                       3.57                        2001                        4.60

-------------
Source: Council of Mortgage Lenders, February 2002

HOUSE PRICE INDEX

      UK residential property prices, as measured by the Nationwide House Price Index and Halifax House Price Index (collectively the "HOUSING INDICES"), have generally followed the UK Retail Price Index over an extended period. Nationwide is a UK building society and Halifax is a UK bank.

      The housing market has been through three economic cycles since 1976. The greatest year to year increases in the Housing Indices occurred in the late 1970s and late 1980s with greatest decrease in the early 1990s. The Housing Indices have generally increased since 1996. However, according to the Nationwide House Price Index, house price growth has slowed from a high of approximately 15% per annum in mid-year 2000 to approximately 8% per annum in mid-year 2001, although this trend was reversed during the third and fourth quarter of 2001.

                                                   NATIONWIDE HOUSE PRICE
                         UK RETAIL PRICE INDEX              INDEX               HALIFAX HOUSE PRICE INDEX
                         ---------------------     ----------------------       --------------------------
                                     % ANNUAL                    % ANNUAL                        % ANNUAL
TIME IN QUARTERS          INDEX      CHANGE(1)       INDEX       CHANGE(1)         INDEX         CHANGE(1)
----------------         -------     ---------     --------      --------       --------         ---------

1973 Q4                    N/A          N/A          19.5           N/A            N/A              N/A
1974 Q1                    N/A          N/A          19.8           N/A            N/A              N/A
1974 Q2                    N/A          N/A          20.0           N/A            N/A              N/A
1974 Q3                    N/A          N/A          20.2           N/A            N/A              N/A
1974 Q4                    N/A          N/A          20.4           4.4            N/A              N/A
1975 Q1                   31.5          N/A          20.7           4.5            N/A              N/A
1975 Q2                   34.8          N/A          21.4           6.8            N/A              N/A
1975 Q3                   35.6          N/A          21.9           7.9            N/A              N/A
1975 Q4                   37.0          N/A          22.5          10.1            N/A              N/A
1976 Q1                   38.2         19.3          23.0          10.3            N/A              N/A
1976 Q2                   39.5         12.7          23.4           9.0            N/A              N/A
1976 Q3                   40.7         13.4          23.9           8.9            N/A              N/A
1976 Q4                   42.6         14.1          24.4           7.8            N/A              N/A
1977 Q1                   44.6         15.5          24.8           7.4            N/A              N/A
1977 Q2                   46.5         16.3          25.3           7.8            N/A              N/A
1977 Q3                   47.1         14.6          25.9           7.8            N/A              N/A
1977 Q4                   47.8         11.5          26.2           7.4            N/A              N/A
1978 Q1                   48.6          8.6          27.6          10.8            N/A              N/A
1978 Q2                   50.0          7.3          28.9          13.3            N/A              N/A
1978 Q3                   50.8          7.6          31.7          20.4            N/A              N/A
1978 Q4                   51.8          8.0          33.6          24.6            N/A              N/A
1979 Q1                   53.4          9.4          35.5          25.3            N/A              N/A
1979 Q2                   55.7         10.8          38.1          27.5            N/A              N/A
1979 Q3                   59.1         15.1          40.9          25.3            N/A              N/A
1979 Q4                   60.7         15.9          43.8          26.7            N/A              N/A
1980 Q1                   63.9         18.0          45.2          24.3            N/A              N/A


                                                   NATIONWIDE HOUSE PRICE
                         UK RETAIL PRICE INDEX              INDEX               HALIFAX HOUSE PRICE INDEX
                         ---------------------     ----------------------       --------------------------
                                     % ANNUAL                    % ANNUAL                        % ANNUAL
TIME IN QUARTERS          INDEX      CHANGE(1)       INDEX       CHANGE(1)         INDEX         CHANGE(1)
----------------         -------     ---------     --------      --------       --------         ---------

1980 Q2                    67.4         19.1         46.6          20.2            N/A             N/A
1980 Q3                    68.5         14.8         47.1          14.3            N/A             N/A
1980 Q4                    69.9         14.1         46.9           6.7            N/A             N/A
1981 Q1                    72.0         11.9         47.3           4.5            N/A             N/A
1981 Q2                    75.0         10.7         48.1           3.2            N/A             N/A
1981 Q3                    76.3         10.8         48.3           2.3            N/A             N/A
1981 Q4                    78.3         11.3         47.5           1.3            N/A             N/A
1982 Q1                    79.4          9.8         48.2           1.9            N/A             N/A
1982 Q2                    81.9          8.8         49.2           2.4            N/A             N/A
1982 Q3                    81.9          7.1         49.8           3.2            N/A             N/A
1982 Q4                    82.5          5.2         51.0           7.2            N/A             N/A
1983 Q1                    83.1          4.6         52.5           8.4           97.1             N/A
1983 Q2                    84.8          3.5         54.6          10.4           99.4             N/A
1983 Q3                    86.1          5.0         56.2          12.1          101.5             N/A
1983 Q4                    86.9          5.2         57.1          11.2          102.3             N/A
1984 Q1                    87.5          5.2         59.2          12.0          104.1             7.0
1984 Q2                    89.2          5.1         61.5          11.9          106.0             6.4
1984 Q3                    90.1          4.5         62.3          10.4          108.4             6.6
1984 Q4                    90.9          4.5         64.9          12.8          111.0             8.2
1985 Q1                    92.8          5.9         66.2          11.2          113.5             8.6
1985 Q2                    95.4          6.7         68.2          10.3          115.4             8.5
1985 Q3                    95.4          5.7         69.2          10.5          116.8             7.5
1985 Q4                    96.1          5.6         70.7           8.5          120.6             8.3
1986 Q1                    96.7          4.1         71.1           7.1          124.0             8.8
1986 Q2                    97.8          2.5         73.8           8.0          128.1            10.4
1986 Q3                    98.3          3.0         76.3           9.7          132.2            12.4
1986 Q4                    99.6          3.6         79.0          11.1          136.8            12.6
1987 Q1                   100.6          4.0         81.6          13.7          142.3            13.8
1987 Q2                   101.9          4.1         85.8          15.0          146.7            13.6
1987 Q3                   102.4          4.1         88.6          15.0          151.5            13.6
1987 Q4                   103.3          3.6         88.5          11.4          158.0            14.4
1988 Q1                   104.1          3.4         90.0           9.8          167.0            16.0
1988 Q2                   106.6          4.5         97.6          13.0          179.4            20.1
1988 Q3                   108.4          5.7        108.4          20.1          197.4            26.5
1988 Q4                   110.3          6.6        114.2          25.5          211.8            29.3
1989 Q1                   112.3          7.6        118.8          27.8          220.7            27.9
1989 Q2                   115.4          7.9        124.2          24.1          226.1            23.1
1989 Q3                   116.6          7.3        125.2          14.4          225.5            13.3
1989 Q4                   118.8          7.4        122.7           7.2          222.5             4.9
1990 Q1                   121.4          7.8        118.9           0.1          223.7             1.4
1990 Q2                   126.7          9.3        117.7          -5.4          223.3            -1.2
1990 Q3                   129.3         10.3        114.2          -9.2          222.7            -1.2
1990 Q4                   129.9          8.9        109.6         -11.3          223.0             0.2
1991 Q1                   131.4          7.9        108.8          -8.8          223.1            -0.3
1991 Q2                   134.1          5.7        110.6          -6.2          221.9            -0.6
1991 Q3                   134.6          4.0        109.5          -4.2          219.5            -1.4
1991 Q4                   135.7          4.4        107.0          -2.4          217.7            -2.4
1992 Q1                   136.7          4.0        104.1          -4.4          213.2            -4.5
1992 Q2                   139.3          3.8        105.1          -5.1          208.8            -6.1
1992 Q3                   139.4          3.5        104.2          -5.0          206.9            -5.9
1992 Q4                   139.2          2.5        100.1          -6.7          199.5            -8.7


                                                   NATIONWIDE HOUSE PRICE
                         UK RETAIL PRICE INDEX              INDEX               HALIFAX HOUSE PRICE INDEX
                         ---------------------     ----------------------       --------------------------
                                     % ANNUAL                    % ANNUAL                        % ANNUAL
TIME IN QUARTERS          INDEX      CHANGE(1)       INDEX       CHANGE(1)         INDEX         CHANGE(1)
----------------         -------     ---------     --------      --------       --------         ---------

1993 Q1                    139.3      1.9            100.0         -4.0          199.6             -6.6
1993 Q2                    141.0      1.2            103.6         -1.4          201.7             -3.5
1993 Q3                    141.9      1.8            103.2         -1.0          202.6             -2.1
1993 Q4                    141.9      1.9            101.8          1.7          203.5              2.0
1994 Q1                    142.5      2.3            102.4          2.4          204.6              2.5
1994 Q2                    144.7      2.6            102.5         -1.1          202.9              0.6
1994 Q3                    145.0      2.2            103.2          0.0          202.7              0.0
1994 Q4                    146.0      2.8            104.0          2.1          201.9             -0.8
1995 Q1                    147.5      3.4            101.9         -0.5          201.8             -1.4
1995 Q2                    149.8      3.5            103.0          0.5          199.3             -1.8
1995 Q3                    150.6      3.8            102.4         -0.8          197.8             -2.4
1995 Q4                    150.7      3.2            101.6         -2.3          199.2             -1.3
1996 Q1                    151.5      2.7            102.5          0.6          202.1              0.1
1996 Q2                    153.0      2.1            105.8          2.7          206.7              3.6
1996 Q3                    153.8      2.1            107.7          5.1          208.8              5.4
1996 Q4                    154.4      2.4            110.1          8.0          213.9              7.1
1997 Q1                    155.4      2.5            111.3          8.3          216.7              7.0
1997 Q2                    157.5      2.9            116.5          9.6          220.2              6.3
1997 Q3                    159.3      3.5            121.2         11.8          222.6              6.4
1997 Q4                    160.0      3.6            123.3         11.4          225.4              5.2
1998 Q1                    160.8      3.4            125.5         12.0          228.4              5.3
1998 Q2                    163.4      3.7            130.1         11.0          232.1              5.3
1998 Q3                    164.4      3.2            132.4          8.8          234.8              5.3
1998 Q4                    164.4      2.7            132.3          7.0          237.2              5.1
1999 Q1                    164.1      2.0            134.6          7.0          238.6              4.4
1999 Q2                    165.6      1.3            139.7          7.1          245.5              5.6
1999 Q3                    166.2      1.1            144.4          8.6          255.5              8.4
1999 Q4                    167.3      1.7            148.9         11.8          264.1             10.7
2000 Q1                    168.4      2.6            155.0         14.1          273.1             13.5
2000 Q2                    171.1      3.3            162.0         14.8          272.8             10.5
2000 Q3                    171.7      3.3            161.5         11.2          275.9              7.7
2000 Q4                    172.2      2.9            162.8          8.9          278.6              5.3
2001 Q1                    172.2      2.2            167.5          7.8          281.7              3.1
2001 Q2                    174.4      1.9            174.8          7.6          293.2              7.2
2001 Q3                    174.6      1.7            181.6         11.7          303.2              9.4
2001 Q4                    173.4      0.7            184.6         12.6          312.1             11.4
2002 Q1                    174.5      1.3            190.2         12.7          329.1             15.6
2002 Q2                    176.2      1.0            206.5         16.7          342.0             15.4


1 The percentage annual change is calculated in accordance with the following formula:
     in (x/y) where "x" is equal to the current quarter's index value and "y" is equal to the index value of the previous year's corresponding quarter.

               THE ADMINISTRATOR AND THE ADMINISTRATION AGREEMENT

THE ADMINISTRATOR

      The mortgages trustee, the seller and Funding have appointed Northern Rock plc under the terms of the administration agreement as the initial administrator of the mortgage loans. The administrator performs the day-to-day servicing of the mortgage loans through its retail branches, mortgage service centers and telephone banking and operations centers. The administrator will continue to administer other mortgage loans in addition to those mortgage loans included in the mortgage portfolio. The administrator currently does not administer mortgage loans that have been originated by parties other than the seller. The administrator's registered office is Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, United Kingdom.

      This section describes the administrator's procedures in relation to mortgage loans generally. A description of the administrator's obligations under the administration agreement follows in the next section. The administrator is continually reviewing the way in which it conducts its mortgage loan administration business in order to ensure that it remains up-to-date and cost effective in a competitive market, and the administrator may therefore change its administration processes from time to time.

ADMINISTRATION OF MORTGAGE LOANS

      Administration procedures include monitoring compliance with and administering the mortgage loan features and facilities applicable to the mortgage loans, responding to customer inquiries and management of mortgage loans in arrears. See "- THE ADMINISTRATION AGREEMENT".

      Under the terms and conditions of the mortgage loans, borrowers generally must pay the monthly payment required under the terms and conditions of the mortgage loans on each monthly payment due date. Interest accrues in accordance with the terms and conditions of each mortgage loan and is collected from borrowers monthly.

      In the case of variable rate mortgage loans, the administrator determines the standard variable rate from time to time. In the case of variable rate mortgage loans which are assigned to the mortgages trustee, except in certain limited circumstances, the administrator will continue to determine the standard variable rate applicable to such mortgage loans on behalf of the mortgages trustee, Funding and/or the security trustee. The administrator will take all necessary steps under the mortgage loans to notify borrowers of any change in the interest rates applicable to the mortgage loans (whether or not due to a change in the standard variable rate) and will continue to notify borrowers of any such change under the terms of the administration agreement.

      Payments of interest and, in the case of repayment mortgage loans, principal, are payable monthly in advance. Where a borrower defaults in the payment of interest and/or principal under a mortgage loan, the administrator will follow the usual arrears procedures described in "- ARREARS AND DEFAULT PROCEDURES" below.

ARREARS AND DEFAULT PROCEDURES

      The administrator collects all payments due under or in connection with mortgage loans in accordance with its administration procedures in force from time to time, but having regard to the circumstances of the relevant borrower in each case. In accordance with standard market practice in the UK mortgage loan servicing business, the administrator identifies a mortgage loan as being "IN ARREARS" when, on any due date, the overdue amounts which were due on previous due dates equal, in the aggregate, one or more full monthly payments. In making an arrears determination, the administrator calculates as of the date of determination the difference between:

      o the sum of all monthly payments that were due and payable by a borrower on any due date up to that date of determination (less the aggregate amount of all authorized underpayments made by such borrower up to such date of determination); and

      o the sum of all payments actually made by that borrower up to that date of determination.

      The administrator will determine that a mortgage loan is in arrears if the result arrived at by dividing that difference (if any) by the amount of the required monthly payment equals or exceeds 1. A mortgage loan will continue to be in arrears for each calendar month in which the result of the foregoing arrears calculation equals or exceeds 1, which result means that the borrower has missed payments that in the aggregate equal or exceed one monthly payment, and subsequent payments by that borrower (if any) have not reduced the amount of missed payments to less than one monthly payment. As the administrator determines its arrears classification based upon the number of full monthly payments that have been missed by a borrower, a borrower that has missed payments that in the aggregate equal or exceed 2 monthly payments (but for which the aggregate of missed payments is less than 3 monthly payments) would be classified by the administrator as being between 2-3 months in arrears, and so on. For example, suppose a borrower has made four monthly payments (either in consecutive months or throughout any period of time) each in an amount less than the required monthly amount, and the difference, for the purposes of arrears calculation, between the sum of the payments due and payable by that borrower and the sum of the payments actually made by that borrower (that difference then divided by that borrower's required monthly payment) is less than 1. The administrator would not classify that borrower as being in arrears. However, if that borrower makes another payment (for the purposes of our example, on the payment date in October 2002) that is less than the required monthly amount and which deficient payment, when aggregated with that borrower's prior deficient payments, results in the foregoing arrears calculation equaling or exceeding 1, that borrower will be classified as being one month in arrears as of November 1, 2002. Furthermore, if the result of the foregoing arrears calculation continues to equal or exceed 1 (but remains less than 2) until December 2002, that borrower will continue to be classified as being one month in arrears during that time period. The administrator will not classify the borrower as being two months in arrears until the beginning of the month following the monthly payment date in which the result of the arrears calculation equals or exceeds 2.

      This formula that the administrator uses to determine arrears means that there may be mortgage loans in the mortgage portfolio on which borrowers have paid less than the monthly payment due, but which have not been classified as being in arrears, as the aggregate of the amount of deficient payments does not equal or exceed one monthly payment. This also means that there may be a significant period of time between the due date on which a borrower pays less than the monthly payment due on that due date and the date that the aggregate amount of those deficient payments equals or exceeds one monthly payment, at which time the administrator will classify that mortgage loan as being in arrears. In addition, there may be a significant period of time between the classification of a borrower as being, for example, one month in arrears, and (assuming the borrower continues to make deficient monthly payments) the time at which those deficient payments in the aggregate result in the administrator classifying the borrower as being two months in arrears.

      The arrears are reported at each calendar month end. After the arrears are first reported the borrower is contacted and asked for payment of the arrears. The administrator will continue to contact the borrower asking for payment of the arrears. The administrator classifies a mortgage loan that is in arrears as "non-performing" if the related borrower has not made any payment within any of the three consecutive calendar months prior to the date of determination.

      In the case of any non-flexible mortgage loan and subject to the terms and conditions of the mortgage loan, arrears are capitalized upon receipt of three consecutive full monthly payments. In the case of any flexible mortgage loan and subject to the terms and conditions of the mortgage loan, arrears are generally capitalized from the date of the unauthorized underpayment.

       In seeking to control and manage arrears, the administrator from time to time enters into arrangements with borrowers regarding the arrears, including:

      o arrangements to make each monthly payment as it falls due plus an additional amount to pay the arrears over a period of time;

      o arrangements to pay only a portion of each monthly payment as it falls due; and

      o a deferment for a period of time of all payments, including interest and principal or parts of any of them.

      The administrator may vary any of these arrangements from time to time at its discretion, the primary aim being to rehabilitate the borrower and recover the arrears.

      Legal proceedings do not usually commence until the arrears are equal to at least three times the monthly payment then due. However, in many cases legal proceedings may commence later than this. Once legal proceedings have commenced, the administrator may send further letters to the borrower encouraging the borrower to enter into discussions to pay the arrears. The administrator may still enter into an arrangement with a borrower at any time prior to a court hearing, or it may adjourn a court hearing. If the administrator applies to the court for an order for possession following a default of the borrower, the court has discretion as to whether it will grant the order requiring the borrower to vacate the mortgaged property, and discretion as to the terms upon which the order is granted. If after the possession order has been granted the borrower does not voluntarily vacate the property, then the administrator will be required to request a warrant for execution by a court officer of the possession order. On average, the equivalent of 12 monthly payments may have been missed prior to the administrator obtaining possession, assuming no prior mortgage or the imposition of defenses. Where a court order for possession is deferred to allow time for payment and the borrower subsequently defaults in making the payment, the administrator may take any action it considers appropriate, including entering into an arrangement with the borrower. In all cases, the administrator has a duty of care to the borrower to act reasonably.

      The administrator has discretion to deviate from these arrears procedures. In particular, the administrator may deviate from these procedures where a borrower suffers from a mental or physical infirmity, is deceased or where the borrower is otherwise prevented from making payment due to causes beyond the borrower's control. This is the case for both sole and joint borrowers.

      After the administrator has been granted possession, the administrator may take any action it considers appropriate, subject to any fiduciary duties which the administrator may owe to the borrower, including but not limited to:

      o securing, maintaining or protecting the property and putting it into a suitable condition for sale;

      o creating any estate or interest on the property, including a leasehold;

      o disposing of the property (in whole or in parts) or of any interest in the property, by auction, private sale or otherwise, for a price it considers appropriate; and

      o   letting the property for any period of time.

      Subject as provided above, the administrator has discretion as to the timing of any of these actions, including whether to postpone the action for any period of time. The administrator may also carry out works on the property as it considers appropriate, including the demolition of the whole or any part of it.

      The period between the administrator obtaining possession and sale of a mortgaged property is generally between three and nine months. However, you should note that the administrator's ability to exercise its power of sale in respect of a mortgaged property is dependent upon mandatory legal restrictions as to notice requirements. In addition, there may be factors outside the administrator's control, such as whether the borrower contests the sale and the market conditions at the time of sale, that may affect the length of time between the administrator's decision to exercise its power of sale and final completion of the sale.

      The administrator will apply the net proceeds of sale of the mortgaged property against the sums owed by the borrower to the extent necessary to discharge the mortgage including any accumulated fees and interest. Where those proceeds are insufficient to cover all amounts owing under the mortgage loan, the administrator will make a claim under the MIG policy, if appropriate. Where the funds arising from application of these procedures are insufficient to pay all amounts owing in respect of a mortgage loan, the funds are applied first in paying principal, and secondly in paying interest and costs.

      At this point the administrator will close the borrower's account. However, the borrower remains liable for any deficit remaining after the mortgaged property is sold but before the proceeds of any MIG insurance are applied. The administrator may pursue the borrower to the extent of any deficiency resulting from the sale if the administrator deems it appropriate to do so.

      These arrears and security enforcement procedures may change over time as a result of a change in the administrator's business practices, legislative or regulatory changes or business codes of practice.

ARREARS EXPERIENCE

      The following table summarizes, in respect of Northern Rock's overall mortgage portfolio, Northern Rock's experience administering mortgage loans in arrears and its repossession experience for residential mortgage loans that were originated by the seller. The information set forth below includes information in respect of Northern Rock's experience in administering mortgage loans secured by mortgaged properties located in England, Wales and Scotland, whereas the mortgage portfolio only includes mortgage loans secured by mortgaged properties located in England and Wales. However, Northern Rock has not experienced any significant variation in its arrears and repossession experience in respect of mortgage loans secured by mortgaged properties located in Scotland compared with mortgage loans secured by mortgaged properties located in England and Wales.

      The mortgage loans used for statistical purposes in the table below are administered in accordance with Northern Rock's administration policies. You should note the method by which Northern Rock classifies mortgage loans as being in arrears, which is described under "- ARREARS AND DEFAULT PROCEDURES", and which is important in helping you to understand Northern Rock's arrears and repossession experience as set forth in the following table.


                                             DECEMBER 31, 1996              DECEMBER 31, 1997              DECEMBER 31, 1998
                                       ---------------------------    ------------------------------  ---------------------------
                                                      US$                             US$                            US$
                                       (POUND)(MLS)  (MLS)      %     (POUND)(MLS)   (MLS)       %    (POUND)(MLS)  (MLS)      %
                                       -----------  -------   ----    -----------   -------  -------  -----------  -------   ----
Current balance                          10,515     16,164     n/a       12,119      18,630      n/a     13,720     21,091    n/a
Number of mortgage loans
 outstanding                            292,222    292,222     n/a      315,184     315,184      n/a    327,088    327,088    n/a
Current balance of loans in
 arrears
1 to 2 months                             231.3      355.6    2.20        283.4       435.7     2.34      244.4      375.7   1.78
2 to 3 months                              82.0      126.1    0.78         71.2       109.5     0.59      101.8      156.5   0.74
3 to 6 months                              93.5      143.7    0.89         78.1       120.1     0.64       93.7      144.0   0.68
6 to 12 months                             83.5      128.4    0.79         56.3        86.6     0.46       51.2       78.7   0.37
Over 12 months                             96.9      149.0    0.92         45.1        69.3     0.37       37.5       57.7   0.27
Total current balance of mortgage
 loans in arrears                         587.2      902.7    5.58        534.1       821.1     4.41      528.6      812.6   3.85
Number of mortgage loans
 outstanding in arrears
1 to 2 months                             6,136      6,136    2.10        6,922       6,922     2.20      6,040      6,040   1.85
2 to 3 months                             2,247      2,247    0.77        1,793       1,793     0.57      2,579      2,579   0.79
3 to 6 months                             2,485      2,485    0.85        1,911       1,911     0.61      2,269      2,269   0.69
6 to 12 months                            2,005      2,005    0.69        1,322       1,322     0.42      1,174      1,174   0.36
Over 12 months                            2,104      2,104    0.72          940         940     0.30        756        756   0.23
Total number of mortgage loans
 outstanding in arrears                  14,977     14,977    5.13       12,888      12,888     4.09     12,818     12,818   3.92
Repossessions                             1,133      1,133    0.39          956         956     0.30        875        875   0.27
Amount of mortgage loan losses(1)            14       21.5     n/a           14        21.5      n/a       10.8       16.6    n/a
Mortgage loan losses as % of total
 current balance(1)                        0.13%      0.13%    n/a         0.12%       0.12%     n/a       0.08%      0.08%   n/a


                                         DECEMBER 31, 1999              DECEMBER 31, 2000              DECEMBER 31, 2001
                                   ---------------------------    ------------------------------  ---------------------------
                                                  US$                             US$                            US$
                                   (POUND)(MLS)  (MLS)      %     (POUND)(MLS)   (MLS)       %    (POUND)(MLS)  (MLS)      %
                                   -----------  -------   ----    -----------   -------  -------  -----------  -------   ----
Current balance                     15.524       23,865    n/a       17,858      27,453     n/a     21,639      33,265    n/a
Number of mortgage loans
 outstanding                       338,149      338,149    n/a      367,963     367,963     n/a    414,023     414,023    n/a
Current balance of loans in
 arrears
1 to 2 months                        247.5        380.5   1.59        218.2       335.4    1.22      232.0       356.6   1.07
2 to 3 months                         62.5         96.1   0.40         77.1       118.5    0.43       78.1       120.0   0.36
3 to 6 months                         71.7        110.2   0.46         69.3       106.5    0.39       74.1       113.9   0.34
6 to 12 months                        36.0         55.3   0.23         34.8        53.5    0.19       36.2        55.6   0.17
Over 12 months                        21.3         32.7   0.14         13.2        20.3    0.07        9.3        14.3   0.04
Total current balance of
 mortgage loans in
 arrears                             439.0        674.9   2.83        412.6       634.3    2.31      429.6       660.4   1.99
Number of mortgage loans
 outstanding in arrears
1 to 2 months                        5,428        5,428   1.61        5,104       5,104    1.39      4,861       4,861   1.17
2 to 3 months                        1,470        1,470   0.43        1,896       1,896    0.52      1,694       1,694   0.41
3 to 6 months                        1,749        1,749   0.52        1,601       1,601    0.44      1,598       1,598   0.39
6 to 12 months                         870          870   0.26          800         800    0.22        736         736   0.18
Over 12 months                         447          447   0.13          290         290    0.08        191         191   0.05
Total number of mortgage
 loans outstanding in
 arrears                             9,964        9,964   2.95        9,691       9,691    2.63      9,080       9,080   2.19
Repossessions                          763          763   0.23          620         620    0.17        658         658   0.16
Amount of mortgage loan
 losses(1)                             8.5         13.1    n/a            7        10.8     n/a        5.6         8.6    n/a
Mortgage loan losses as %
 of total current
 balance(1)                           0.05%       0.05%    n/a         0.04%       0.04%    n/a       0.03%       0.03%   n/a


                                         JUNE 30, 2002
                                   ---------------------------
                                                  US$
                                   (POUND)(MLS)  (MLS)      %
                                   -----------  -------   ----
Current balance                       24,631     37,865    n/a
Number of mortgage loans
 outstanding                         445,342    445,342    n/a
Current balance of loans in
 arrears
1 to 2 months                          227.2      349.2   0.92
2 to 3 months                           93.8      144.2   0.38
3 to 6 months                           76.8      121.2   0.32
6 to 12 months                          29.9       45.9   0.12
Over 12 months                           8.8       13.5   0.04
Total current balance of
 mortgage loans in
 arrears                               436.5      671.1   1.77
Number of mortgage loans
 outstanding in arrears
1 to 2 months                          4,446      4,446   1.00
2 to 3 months                          1,914      1,914   0.43
3 to 6 months                          1,622      1,622   0.36
6 to 12 months                           605        605   0.14
Over 12 months                           162        162   0.04
Total number of mortgage
 loans outstanding in
 arrears                               8,749      8,749   1.96
Repossessions                            307        307   0.07
Amount of mortgage loan
 losses(1)                               2.5        3.8    n/a
Mortgage loan losses as %
 of total current
 balance(1)                             0.01%      0.01%   n/a


------------
* Provided by Northern Rock plc

(1) Year ended December 31 or six months ended June 30, as applicable.

      Repossessions expresses the number of mortgaged properties that the administrator has taken into possession during the period, as a percentage of the number of mortgage loans outstanding at the end of the period.

      There can be no assurance that the arrears and repossession experience with respect to the mortgage loans comprising the trust property will correspond to the experience of the administrator's overall mortgage portfolio as set forth in the foregoing table. The statistics in the preceding table represent only the arrears and repossession experience for the years and interim period presented, whereas the arrears and repossession experience on the mortgage loans in the trust property will depend on results obtained over the life of the mortgage loans in the trust property. The foregoing statistics include mortgage loans with a variety of payment type, product type and other characteristics that may not correspond to those of the mortgage loans in the trust property. Moreover, if the property market experiences an overall decline in property values so that the value of the properties in the trust falls below the current balances of the mortgage loans comprising the overall pool, the actual rates of arrears and repossessions could be significantly higher than those previously experienced by the administrator. In addition, other adverse economic conditions, whether or not they affect property values, may nonetheless affect the timely payment by borrowers of principal and interest and, accordingly, the rates of arrears, repossessions and losses with respect to the mortgage loans in the trust property. You should note that the United Kingdom experienced relatively low and stable interest rates during the periods covered in the preceding tables. If interest rates were to rise, it is likely that the rate of arrears and repossessions likewise would rise.

      Northern Rock's level of mortgage arrears has been on a downward trend since the recession in the UK in the early 1990s. Between June 1996 and December 2000, interest rate increases, and the reduction (and ultimate elimination) of benefits offered by the Mortgage Interest Relief At Source scheme, have contributed to slowing that downward trend.

      House price inflation has indirectly contributed to the improved arrears situation by enabling borrowers to sell at a profit if they encounter financial hardship. Recently, house price inflation has broken through its historical upward trend line and is expected to moderate. If it does not, then there is potential for a boom-bust situation similar to that which occurred in the period from 1988 to 1990, where housing prices rose substantially faster than inflation as housing turnover increased to record levels. At that time, the UK economy grew rapidly, which led to falling unemployment and relatively high rates of real income growth. These fed into higher demand for housing and house prices rose rapidly. Demand was further increased by changes in taxation legislation with regard to tax relief on mortgage payments in 1988. When monetary policy was tightened subsequently (in terms of both "LOCKING IN" sterling to the European Exchange Rate Mechanism and higher interest rates), the pace of economic activity first slowed and then turned into recession. Rising unemployment combined with high interest rates led to a fall in housing demand and increased default rates and repossessions. The ability of borrowers to refinance was limited as house prices began to fall and many were in a position of negative equity (borrowings greater than the resale value of the property) in relation to their mortgage.

      In June 2002, the Council of Mortgage Lenders published arrears figures for the first six months of 2002, which showed that repossessions in the United Kingdom had fallen to a 20-year low. No assurance can be given as to whether, or for how long, this downward trend will continue. See "RISK FACTORS - THE TIMING AND AMOUNT OF PAYMENTS ON THE MORTGAGE LOANS COULD BE AFFECTED BY VARIOUS FACTORS WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES".

        The performance of Northern Rock's new business and the arrears profiles are monitored monthly against various triggers. Whenever arrears rise and a trigger is exceeded the cause is reviewed and acted upon. In a continuing effort to reduce the level of mortgage arrears and to improve collection performance, Northern Rock currently is developing behavioral scoring systems to target differing groups of customers in arrears according to risk.

THE ADMINISTRATION AGREEMENT

      The following section describes, in summary, the material terms of the administration agreement. The description does not purport to be complete and is subject to the provisions of the administration agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

APPOINTMENT

      On March 26, 2001, each of the mortgages trustee, Funding and the seller appointed Northern Rock under the administration agreement to be their agent to exercise their respective rights, powers and discretions in relation to the mortgage loans and their related security and to perform their respective duties in relation to the mortgage loans and their related security. The security trustee is a party to the administration agreement and has consented to the appointment. The administrator will continue to administer mortgage loans which have not been assigned to the mortgages trustee. The administrator has agreed to administer the mortgage loans assigned to the mortgages trustee in the same manner as it administers mortgage loans which have not been assigned to the mortgages trustee but remain on the books of the seller.

      Subject to the provisions of the administration agreement, the mortgage loans, the mortgages and the transaction documents, the administrator has the power to do or cause to be done any and all things which it reasonably considers necessary, convenient or incidental to the administration of the mortgage loans and their related security or the exercise of such rights, powers and discretions.

      The administrator has agreed to comply with any reasonable directions, orders and instructions which any of the mortgages trustee, Funding or the seller may from time to time give to it in accordance with the provisions of the administration agreement (and, in the event of any conflict, those of the mortgages trustee shall prevail).

      The administrator has agreed to administer and service the mortgage loans and their related security in accordance with:

      o   the terms and conditions of the mortgage loans and the mortgages;

      o the administrator's administration procedures. The administrator's administration procedures are the administration, arrears and enforcement policies and procedures from time to time pursuant to which the administrator administers and enforces mortgage loans and their related security which are beneficially owned by the seller; and

      o   the terms and provisions of the administration agreement.

UNDERTAKINGS BY THE ADMINISTRATOR

      Under the administration agreement, the administrator has undertaken, among other things:

(A) to determine and set the interest rates applicable to the mortgage loans which have been assigned to the mortgages trustee including the standard variable rate, except in the limited circumstances set out in the administration agreement when the mortgages trustee, Funding and/or the security trustee will be entitled to do so. The administrator may not at any time, without the prior consent of the mortgages trustee, Funding and the security trustee, set or maintain the standard variable rate for mortgage loans which form part of the mortgages trust at a rate which is higher than the then prevailing standard variable rate for mortgage loans which are beneficially owned by the seller outside the mortgages trust;

(B)   to determine on each payment date, having regard to the aggregate of:

      (1) the income which Funding would expect to receive during the next succeeding interest period;

      (2) the standard variable rate for mortgage loans forming part of the mortgages trust and the variable mortgage rates in respect of such mortgage loans which the administrator proposes to set under the administration agreement; and

      (3) all other resources available to Funding including the Funding reserve fund and amounts standing to the credit of each issuer's reserve fund and each issuer's liquidity reserve fund, if any,

      whether Funding would receive an amount of income during that loan interest period which is less than the amount which is the aggregate of
      (a) the amount of interest which will be payable by Funding in order to fund (whether by payment to a swap provider or otherwise) the amount of interest payable in respect of the class A notes of the issuer and the highest rated class of the previous notes issued by each previous issuer (and the highest rated class of notes issued by each new issuer, if any) and all amounts ranking higher in priority to such amounts on the payment date falling at the end of that loan interest period and (b) all other amounts payable by Funding which rank equally with or in priority to interest due on the intercompany loan in respect of interest which is payable by the issuer on the class A notes of the issuer and interest due on each previous intercompany loan in respect of interest which is payable by each previous issuer on the highest rated class of previous notes issued by each previous issuer (and any new intercompany loan (if any) in respect of interest which is payable by any new issuer on the highest rated class of notes issued by each new issuer, if any). If the administrator determines that there will be a revenue shortfall in the foregoing amounts, it will give written notice to the mortgages trustee, Funding and the security trustee, within one London business day of such determination, of the amount of the revenue shortfall and recommend the standard variable rate which would, in the administrator's opinion, need to be set in relation to the mortgage loans within the mortgages trust in order for no revenue shortfall to arise, having regard to the obligations of Funding. If the mortgages trustee, Funding and/or the security trustee notify the administrator that, having regard to the obligations of Funding, the standard variable rate for mortgage loans within the mortgages trust should be increased, the administrator will take all steps which are necessary including publishing any notice required under the mortgage conditions to effect such increase in the standard variable rate. The mortgages trustee, Funding and/or the security trustee may terminate the authority of the administrator to set the standard variable rate applicable to mortgage loans included in the mortgages trust in certain limited circumstances set out in the administration agreement including upon the occurrence of any administrator termination event (as described below);

(C) except as provided in relation to re-fixed mortgage loans, not to issue to any borrower an offer for a further advance or a product switch without having received confirmation that the seller has elected to repurchase the relevant mortgage loan together with its related security from the seller in accordance with the terms of the mortgage sale agreement;

(D) sixty days prior to the end of the relevant fixed rate period in respect of any fixed rate mortgage loan included in the mortgages trust and on behalf of the mortgages trustee, to offer to re-sell to the seller all fixed rate mortgage loans which become "RE-FIXED" during the three month period immediately following the end of the then current fixed rate period. Where any "RE-FIX" takes place this will constitute a product switch as described above and if the seller does not repurchase such mortgage loans and their related security, the administrator will take all steps to set the existing borrowers' re-fix rate at the higher of the rate recommended by the administrator (having regard to Funding's obligations), the rate notified to it by the mortgages trustee and Funding and the rates notified to it by the trustee or trustees of any other securitizations of the seller which include fixed rate mortgage loans;

(E) to take all steps necessary under the mortgage conditions and applicable law to notify borrowers of each change in interest rates, whether due to a change in the standard variable rate (including any such change effected at the request of the mortgages trustee, Funding and/or the security trustee) or as a consequence of the mortgage conditions. The administrator will also notify the mortgages trustee, Funding and the security trustee of any change in the standard variable rate;

(F) to maintain such records as are necessary to enforce each mortgage loan and its related security and to keep and maintain, on a loan by loan basis, records and accounts on behalf of the mortgages trustee in relation to the mortgage loans;

(G) to keep or cause to be kept the mortgage loan files and title deeds in safe custody and to the order of the mortgages trustee, Funding and/or the security trustee and in such a manner that they are readily identifiable and accessible;

(H) to provide the mortgages trustee, Funding and the security trustee and their agents with access to the title deeds and mortgage loan files at all reasonable times;

(I) to assist the cash manager in the preparation of a quarterly report substantially in the form set out in the cash management agreement on, among other things, arrears. The administrator will regularly give to the mortgages trustee and the beneficiaries written details of mortgage loans that are in arrears;

(J) to take all reasonable steps to collect and recover payments due under or in respect of the mortgage loans and the related security, including instituting proceedings and enforcing any relevant mortgage loan, mortgage or any other related security in accordance with the seller's administration procedures but having regard to the circumstances of the relevant borrower in each case; and

(K) to not knowingly fail to comply with any legal requirements in the performance of its obligations under the administration agreement.

COLLECTION OF PAYMENTS

      The administrator has undertaken to ensure that all payments due under the mortgage loans which are included in the trust property will be made by the relevant borrower by direct debit or, if such payment is late or borrowers choose not to pay by direct debit, by check or other means into accounts in the name of the administrator held with Barclays Bank plc, City Group Office, Percy Street, Newcastle upon Tyne NE99 1JP and Lloyds TSB Bank plc, City Office, Bailey Drive, Gillingham Business Park, Kent ME8 0LS (each a "COLLECTION BANK") and other accounts (each a "COLLECTION ACCOUNT") which the administrator may utilize from time to time in accordance with the collection bank agreement and the administration agreement, all of which will be held on trust by the seller.

      The administrator has agreed to use its reasonable endeavors to credit any monthly payment made by a borrower to the relevant collection account within the following time limits:

      o in the case of direct debit payment, by close of business on the London business day which immediately follows the day on which such amounts are received;

      o in the case of standing order, by close of business on the second London business day following the day on which such amounts are received;

      o in the case of payment by cash, transfer payment from another account of the seller or check where reference to the relevant borrower is provided or payment made by way of paying-in book, by close of business on the London business day which immediately follows the day on which such amounts are received; and

      o in the case of any payment by check where a reference to the relevant borrower is not provided, by close of business on the next London business day after notification from the relevant collection bank of the identity of the borrower, provided, however, that in any event the administrator has agreed to credit monthly payments made by a borrower to the relevant collection account within three London business days of receiving that monthly payment.

      Payments from borrowers under mortgage loans originated by the seller which are not intended to be assigned to the mortgages trustee are also paid into and flow through the collection accounts.

      Amounts paid into the collection accounts are held on trust by the administrator for the relevant beneficiaries including the mortgages trustee. The trusts in favor of the mortgages trustee are in respect of all amounts credited to the collection accounts which represent receipts in respect of mortgage loans which are assigned to the mortgages trustee and included in the trust property.

      The collection accounts are operated by the administrator in accordance with the collection bank agreement. Under the collection bank agreement, until the collection banks receive notice from the security trustee that an intercompany loan enforcement notice has been served or that the appointment of the administrator has been terminated, each collection bank has agreed to operate the collection accounts in accordance with the instructions of the administrator. If the short term, unsecured, unguaranteed and unsubordinated debt obligations of Barclays Bank plc or Lloyds TSB Bank plc are not rated at least A-1+ by Standard & Poor's, P-1 by Moody's and F1+ by Fitch, the administrator will arrange for the transfer of the credit balance on such accounts to another bank which has the required ratings. The long term and short term, unsecured, unguaranteed and unsubordinated debt obligations of Barclays Bank plc and Lloyds TSB Bank plc as of the cut-off date are rated as of the cut-off date AA and A-1+ and AA and A-1+, respectively, by Standard & Poor's, Aa1 and P-1 and Aaa and P-1, respectively, by Moody's and AA+ and F1+ and AA+ and F1+, respectively, by Fitch. Amounts standing to the credit of the collection accounts that represent amounts collected in respect of mortgage loans that have been assigned to the mortgages trust are transferred by the administrator to the mortgages trustee transaction account every three London business days.

      Amounts standing to the credit of the mortgages trustee transaction account are transferred (subject to retaining a minimum balance of (pound)1 In such account) on a weekly basis by the cash manager to the mortgages trustee GIC account or, at the cash manager's option, invested in authorized investments, provided that the yield on those authorized investments expressed as an annual percentage rate of return is not less than the interest rate on the mortgages trustee GIC account at the time the investment decision is made. Any amounts invested in authorized investments, including the interest accrued on such amounts, are transferred to the mortgages trustee GIC account on the related distribution date.

      In the case of monthly payments which are made by direct debit, the administrator initially credits the applicable collection account with the full amount of the direct debit. If an unpaid direct debit is returned in circumstances where the administrator has credited to the mortgages trustee transaction account the amount of the monthly payment, the administrator is permitted to reclaim from the mortgages trustee transaction account the corresponding amounts previously credited.

      Any amount standing to the credit of the mortgages trustee GIC account accrues interest at a margin below LIBOR.

REDEMPTION

      Under the administration agreement, the administrator is responsible for handling the procedures connected with the redemption of mortgage loans and is authorized to release the relevant title deeds to the person or persons entitled thereto upon redemption.

FEES

      The administrator is entitled to receive a fee for servicing the mortgage loans. On each distribution date the mortgages trustee pays to the administrator an administration fee of 0.12% per annum (inclusive of VAT) on the amount of the Funding share of the trust property as determined on that distribution date in respect of the then current trust calculation period, but only to the extent that the mortgages trustee has sufficient funds to pay such amount in accordance with the mortgages trust allocation of revenue receipts. The unpaid balance (if any) is carried forward until the next succeeding distribution date and, if not paid before such time, is payable on the latest occurring final repayment date of the intercompany loans, or on their earlier repayment in full by Funding. The administration agreement also provides for the administrator to be reimbursed for all reasonable out-of-pocket expenses and charges properly incurred by the administrator in the performance of its services under the administration agreement.

REMOVAL OR RESIGNATION OF THE ADMINISTRATOR

      The appointment of the administrator may be terminated by the mortgages trustee, Funding or the security trustee immediately upon written notice to the administrator, on the occurrence of certain events (each an "ADMINISTRATOR TERMINATION EVENT") including:

      o the administrator fails to pay any amount due and payable by it and such failure is not remedied for a period of 5 London business days after the administrator becomes aware of the default;

      o subject as provided further in the transaction documents, the administrator fails to comply with any of its other material obligations under the administration agreement which in the opinion of the security trustee is materially prejudicial to the interests of the holders of the notes, the previous notes and any new notes and such failure is not remedied for a period of 20 days after the administrator becomes aware of the default;

      o if at any time required under any UK mortgage regulatory regime the administrator fails to obtain the necessary license or regulatory approval enabling it to continue administering mortgage loans; or

      o the occurrence of an insolvency event in relation to the administrator.

      Upon termination of the administrator, the security trustee will agree to use its reasonable endeavors to appoint a substitute administrator.

      In addition, subject to the fulfillment of certain conditions including, without limitation, that a substitute administrator has been appointed by the mortgages trustee, Funding and the security trustee (and in the event of failure to agree, by the security trustee), the administrator may voluntarily resign by giving not less than 12 months' notice of termination to the mortgages trustee, Funding and the seller.

      Any such substitute administrator (whether appointed upon a termination of the appointment of, or the resignation of, the administrator) is required to:

      o if possible, have experience administering mortgage loans secured on residential mortgaged properties in England and Wales; and

      o enter into an agreement on substantially the same terms as the provisions of the administration agreement.

      In addition, the then current ratings (if any) of the notes, the previous notes or any new notes may not adversely be affected as a result of the appointment of the substitute administrator, unless otherwise agreed by an extraordinary resolution of the holders of the relevant class of notes.

      Forthwith upon termination of the appointment of the administrator, the administrator must deliver the title deeds, the mortgage loan files and all books of account and other records maintained by the administrator relating to the mortgage loans and/or the related security to, or at the direction of, the mortgages trustee.

      The administration agreement will terminate automatically upon a termination of the mortgages trust when Funding no longer has any interest in the trust property.

DELEGATION BY THE ADMINISTRATOR

      The administrator may, in some circumstances including with the prior written consent of the mortgages trustee and Funding and after consultation with the security trustee, delegate or subcontract the performance of any of its obligations or duties under the administration agreement. Upon the appointment of any such delegate or sub-contractor the administrator will nevertheless remain responsible for the performance of those duties to Funding, the mortgages trustee and the security trustee.

DELEGATION BY THE SECURITY TRUSTEE TO AN AUTHORIZED THIRD PARTY

      Subject as provided in the transaction documents, the security trustee is entitled pursuant to the administration agreement to delegate certain of its functions and rights under the transaction documents to one or more authorized third parties whom the rating agencies have previously confirmed in writing to the security trustee and the issuer will not result in the ratings on the notes being downgraded, qualified or withdrawn. The security trustee is obliged to use reasonable endeavors to procure the appointment of an authorized third party and in the event of any such appointment is not required to monitor or supervise the third party's performance and is not responsible for any act or omission of such third party or for any loss caused thereby.

GOVERNING LAW

      The administration agreement is governed by English law.

              ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY

      The following section describes, in summary, the material terms of the mortgage sale agreement. The description does not purport to be complete and is subject to the provisions of the mortgage sale agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

THE MORTGAGE SALE AGREEMENT

      Under the mortgage sale agreement dated March 26, 2001 entered into between the seller, the mortgages trustee, the security trustee and Funding, the seller assigned the initial mortgage portfolio together with all related security to the mortgages trustee. The mortgage sale agreement was amended and restated on July 18, 2001, on September 28, 2001 and on March 20, 2002, and the seller assigned the further mortgage portfolios with all related security to the mortgages trustee pursuant to the second amended and restated mortgage sale agreement on September 28, 2001 and pursuant to the third amended and restated mortgage sale agreement on March 20, 2002. In addition to providing for the assignment of the initial mortgage portfolio and the further mortgage portfolios and related security, the mortgage sale agreement also sets out or provides for the following:

      o the representations and warranties given by the seller in relation to the mortgage loans and the related security (and the representations and warranties to be given by the seller as of each assignment date in relation to any new mortgage loans and the related security assigned to the mortgages trustee on that assignment date);

      o the assignment of other mortgage loans and their related security to the mortgages trust;

      o the repurchase of mortgage loans together with their related security which are subject to a product switch or in respect of which a further advance is made or where the seller has breached any of its representations and warranties in respect of such mortgage loans or their related security;

      o the making of re-draws in respect of flexible mortgage loans contained in the trust property; and

      o the circumstances for the transfer of legal title to the mortgage loans to the mortgages trustee.

THE ADDITIONAL ASSIGNED MORTGAGE PORTFOLIO

      The seller will assign to the mortgages trustee on the closing date the additional assigned mortgage portfolio and related security. The assignment will be an equitable assignment only and the transfer of legal title to the additional assigned mortgage loans and their related security may not occur or, if it does occur, will not occur until a later date, as described under "- TRANSFER OF LEGAL TITLE TO THE MORTGAGES TRUSTEE".

      The consideration for the assignment of the additional assigned mortgage portfolio together with its related security will consist of:

     o the sum of approximately (pound)2,748,400,000 payable by the mortgages trustee to the seller, being the initial purchase price for the assignment to the mortgages trustee of the additional assigned mortgage portfolio. The initial purchase price will be paid by the mortgages trustee out of funds received by the mortgages trustee from Funding in respect of Funding's initial contribution for the Funding share of the additional trust property pursuant to the mortgages trust deed, which initial contribution will be funded out of the proceeds of the intercompany loan paid by the issuer to Funding;

      o the covenant of the mortgages trustee to pay or procure the payment to the seller of amounts of deferred purchase price in accordance with the provisions of the mortgage sale agreement and the mortgages trust deed, which payment also satisfies Funding's obligation to make deferred contributions to the mortgages trustee for the Funding share of the trust property;

      o an amount of deferred purchase price equal to an amount of deferred contribution will be retained by Funding on the closing date to partially fund the issuer reserve fund. This amount will only become payable by Funding to the mortgages trustee under the mortgages trust deed (and thereafter by the mortgages trustee to the seller under the mortgage sale agreement) after the final repayment date of the latest maturing intercompany loan of any issuer, subject to the relevant Funding priority of payments. Further amounts of deferred purchase price will be payable to the seller to the extent of available funds only after paying or providing for prior ranking claims and only out of excess income to which Funding is entitled in accordance with and subject to the priority of payments set out in "THE MORTGAGES TRUST - MORTGAGES TRUST ALLOCATION OF REVENUE RECEIPTS"; and

      o the covenant of the mortgages trustee to hold the additional trust property on trust for Funding (as to the Funding share) and the seller (as to the seller share) in accordance with the terms of the mortgages trust deed.

        Under the mortgage sale agreement, the mortgages trustee has re-assigned to the seller the benefit of any early repayment charges which may become payable on any mortgage loans which have been previously assigned to the mortgages trustee. In addition, the mortgages trustee will re-assign to the seller, on the closing date in respect of the additional assigned mortgage portfolio or on the relevant assignment date in respect of any new mortgage loans which are assigned to the mortgages trustee after the closing date, the benefit of any early repayment charges which may become payable on any mortgage loans which are assigned to the mortgages trustee on such date. Following such re-assignments, neither of the beneficiaries of the mortgages trust will be entitled to retain any early repayment charges received by the mortgages trustee. Any such early repayment charges received by the mortgages trustee will, upon receipt and identification by the administrator, be paid to the seller.

REPRESENTATIONS AND WARRANTIES

      The mortgage sale agreement contains representations and warranties given by the seller to the mortgages trustee, Funding and the security trustee in relation to each mortgage loan assigned, or to be assigned, to the mortgages trustee pursuant to that agreement. None of the mortgages trustee, Funding, the security trustee or the issuer have carried out or will carry out any searches, inquiries or independent investigations of the type which a prudent purchaser or mortgagee would normally be expected to carry out. Each is relying entirely on the seller's representations and warranties under the mortgage sale agreement. The seller's material warranties under the mortgage sale agreement include, among others, substantially the following:

      o subject to completion of any registration which may be pending at H.M. Land Registry, the seller is the absolute legal and beneficial owner of the mortgage loans, the related security and all property to be sold by the seller pursuant to the mortgage sale agreement;

      o each related mortgage secures the repayment of all advances, interest, costs and expenses payable by the relevant borrower under the relevant mortgage loan in priority to any other charges registered against the relevant property;

      o subject to completion of any registration which may be pending at H.M. Land Registry, each mortgage either constitutes, or will constitute, following registration at H.M. Land registry, a first ranking charge by way of legal mortgage over the relevant mortgaged property;

      o   each relevant mortgaged property is located in England or Wales;

      o prior to making each mortgage loan, the seller instructed solicitors to carry out all investigations, searches and other actions in relation to the relevant mortgaged property that would have been undertaken by the seller acting in accordance with standards consistent with those of a reasonable and prudent mortgage lender, when advancing money in an amount equal to such advance to an individual to be secured on a mortgaged property of the kind permitted under the lending criteria;

      o the seller's lending criteria are consistent with the criteria that would be used by a reasonable and prudent mortgage lender;

      o in relation to each mortgage loan, the borrower has a good and marketable title to the relevant mortgaged property;

      o prior to making a mortgage loan, an independent valuer from the panel of valuers appointed by the seller or an employee valuer of the seller valued the relevant mortgaged property, and the results of such valuation would be acceptable to a reasonable and prudent mortgage lender;

      o prior to making a mortgage loan, the nature and amount of such mortgage loan, the circumstances of the relevant borrower and nature of the relevant mortgaged property satisfied the lending criteria in force at that time in all material respects;

      o no payment of interest (or in the case of repayment mortgage loans, principal and interest) equivalent to an amount in excess of one month's installment at the applicable rate in respect of a mortgage loan was at any time during the 12 months before the relevant assignment date in arrears;

      o so far as the seller is aware, no borrower is in material breach of its mortgage loan;

      o the first payment due has been paid by the relevant borrower in respect of each mortgage loan and each mortgage loan is fully performing;

      o each insurance contract arranged by the seller in respect of any mortgaged property is in full force and effect and all premiums have been paid in full and the seller is not aware of any circumstances giving the insurer under any such insurance contract the right to avoid or terminate such policy in so far as it relates to the mortgaged properties or the mortgage loans;
     o where the lending criteria required that a mortgage loan was covered by a MIG insurance contract with NORMIC, that mortgage loan is covered by such an insurance contract;
      o the seller has procured that full and proper accounts, books and records have been kept showing clearly all material transactions, payments, receipts and proceedings relating to that mortgage loan and its mortgage;

      o each borrower is a natural person, and no borrower is, as of the assignment date, an employee or an officer of the seller;

      o all formal approvals, consents and other steps necessary to permit an equitable transfer of the mortgage loans and their related mortgages to be sold under the mortgage sale agreement have been obtained or taken and there is no requirement in order for such transfer to be effective to notify the borrower before, on or after any such equitable transfer;

      o in relation to any cashback mortgage loan, the seller paid to the relevant borrower the full amount of the cashback payment either upon completion of the relevant mortgage loan or, if subsequent to completion, prior to the assignment of such mortgage loan to the mortgages trustee;

      o   no mortgage loan has a current balance of more than (pound)350,000;

      o each mortgage loan in the mortgage portfolio as of the closing date was made not earlier than July 1, 1995; and

      o each mortgage loan was originated by the seller in pounds sterling and is denominated in pounds sterling (or was originated and is denominated in euro at any time when the euro has been adopted as the lawful currency of the UK) and is currently repayable in pounds sterling.

REPURCHASE BY THE SELLER

      The seller has agreed in the mortgage sale agreement to repurchase any mortgage loan together with its related security in the circumstances described below.

      If a mortgage loan or its related security does not materially comply on the date of its assignment with the representations and warranties given by the seller under the mortgage sale agreement and the seller does not remedy such breach within 28 days of receiving written notice of such breach from any of the mortgages trustee, Funding or the security trustee, then, at the direction of Funding or the security trustee, the seller must repurchase the relevant mortgage loan or mortgage loans and their related security from the mortgages trustee.

      For so long as the seller is the administrator it must notify the mortgages trustee, Funding and the security trustee of any material breach of a warranty as soon as the administrator becomes aware of such breach.

      The repurchase price payable upon the repurchase of any mortgage loan and its related security is an amount (not less than zero) equal to the current balance on such mortgage loan as of the date of completion of such repurchase plus all unpaid interest (including all accrued interest and arrears of interest) and expenses payable thereon to the date of repurchase. If the seller fails to pay the consideration due for any repurchase or otherwise fails to complete such repurchase in accordance with the terms of the mortgage sale agreement, then the seller share of the trust property shall be deemed to be reduced by an amount equal to that consideration. If on any date on which the seller is obliged to repurchase any mortgage loan or mortgage loans pursuant to the mortgage sale agreement, the seller assigns new mortgage loans together with their related security to the mortgages trustee in accordance with the terms of the mortgage sale agreement (as described below), the seller shall be entitled to set-off against the repurchase price payable by it on such repurchase the amount of any initial purchase price payable for any such new mortgage loans and shall pay or be paid a net amount.

PRODUCT SWITCHES AND FURTHER ADVANCES

      Except as described below with respect to re-fixed mortgage loans, under the mortgage sale agreement, the mortgages trustee has agreed not to (and has agreed to procure that the administrator does not) issue to a borrower an offer for a further advance or a product switch without having received confirmation from the seller that it has elected to repurchase the relevant mortgage loan together with its related security in accordance with the terms of the mortgage sale agreement. Upon receipt of such confirmation the mortgages trustee (or the administrator on behalf of the mortgages trustee) may then issue an offer for a further advance or a product switch and accept the mortgage documentation duly completed by the borrower. The mortgages trustee may not itself make any further advance.

         A mortgage loan will be subject to a "PRODUCT SWITCH" if there is any variation of the financial terms and conditions of the mortgage loan other than:

      o a variation in the financial terms and conditions of the mortgage loan involving a permitted product switch (as described below);

      o   a change between interest-only and repayment mortgage loans;

      o   a transfer of equity;

      o a release of a party to a mortgage loan or a release of part of the land subject to the mortgage;

      o any variation agreed with borrowers to control or manage arrears on a mortgage loan;

      o any variation which extends the maturity date of the mortgage loan unless, while any intercompany loan is outstanding, it is extended beyond January 2039;

        o any variation imposed by statute; and

        o any variation of the interest rate payable where that rate is offered to the borrowers of more than 10% by current balance of the mortgage loans in the trust property in any interest period.

        A "PERMITTED PRODUCT SWITCH" is a variation in the financial terms and conditions of a mortgage loan in which a borrower exchanges its then current mortgage loan product for a different mortgage loan product offered by the seller, provided that the related borrower has made at least one monthly payment on its then current mortgage loan product, and provided further that the new mortgage loan for which the prior mortgage loan is to be exchanged is a permitted replacement mortgage loan. A "PERMITTED REPLACEMENT MORTGAGE LOAN" is a mortgage loan:

      o   that is subject to a variable rate of interest; and

      o   that has a maturity date prior to January 2039.

      In addition, each of the conditions for the assignment of new mortgage loans and their related security as set forth under "- ASSIGNMENT OF NEW MORTGAGE LOANS AND THEIR RELATED SECURITY" must be satisfied in order for a permitted product switch to occur, provided that conditions (a), (c), (k), (n) and (o) in that section will only be required to have been satisfied on the date of the most recent assignment of mortgage loans to the mortgages trust. The repurchase obligations of the seller set forth under "- REPURCHASE BY THE SELLER" will continue to apply to any permitted replacement mortgage loan.

      A mortgage loan will be subject to a "FURTHER ADVANCE", for the purposes of this prospectus, if an existing borrower requests further monies to be advanced to him or her under a mortgage loan either in circumstances which do not amount to a re-draw under a flexible loan or where such mortgage loan is not a flexible mortgage loan, and in either case such request is granted.

      Except as provided below with respect to re-fixed mortgage loans, if the administrator and the mortgages trustee are notified or are otherwise aware that a borrower has requested a further advance or a product switch and the mortgages trustee has received confirmation of the seller's election to repurchase the mortgage loan and its related security, the mortgages trustee shall at any time upon notice from the seller assign to the seller and the seller shall repurchase such mortgage loan together with its related security in accordance with the mortgage sale agreement at a price not less than the current balance on such mortgage loan as of the date of completion of such repurchase plus all unpaid interest (including all accrued interest and arrears of interest) and expenses payable on such mortgage loan to the date of repurchase.

      In the case of fixed rate mortgage loans, a borrower may have the right, under the terms of such fixed rate mortgage loan, to elect to "RE-FIX" such fixed rate mortgage loan at the applicable fixed rate then being offered to the seller's existing borrowers for the applicable requested period within three months following the end of the fixed rate period. Sixty days prior to the end of the relevant fixed rate period, the mortgages trustee may offer to re-sell to the seller all fixed rate mortgage loans which become "RE-FIXED" during the three month period immediately following the end of the then current fixed rate period. The seller may accept this offer by payment to the mortgages trustee on the date on which the relevant mortgage loan becomes a re-fixed mortgage loan of the purchase price payable for that re-fixed mortgage loan as described below.

      If such fixed rate mortgage loan becomes re-fixed during the relevant three month period and the seller pays the purchase price for that re-fixed mortgage loan, the mortgages trustee shall assign to the seller and the seller shall repurchase such re-fixed mortgage loan and its related security in accordance with the mortgage sale agreement. The price payable on such repurchase shall be at least equal to the current balance on the relevant mortgage loan as at the date of completion of the repurchase plus all unpaid interest (including all accrued interest and arrears of interest) and expenses in respect of such mortgage loan.

      If the seller does not pay to the mortgages trustee the purchase price to repurchase any mortgage loan which becomes re-fixed during such three month period, the administrator may agree to a borrower's request to re-fix any such mortgage loan if required by the terms of the mortgage. In any event the seller has agreed under the mortgage sale agreement to set the existing borrowers' re-fix rate for the three month period immediately following expiry of the relevant fixed rate period at a rate not less than that notified from time to time to the seller by the mortgages trustee, Funding or the administrator as being required by the mortgages trustee or Funding.

      Upon a fixed rate mortgage loan becoming re-fixed as stated above without having been repurchased by the seller:

      (1) the notional amount of the basis rate swap of the issuer, the previous issuers and of each new issuer (if any) will automatically be reduced by the current balance of such re-fixed mortgage loan by operation of a basis rate mini-swap;

      (2) the issuer, the previous issuers and each new issuer (if any) will be obliged to enter into a new hedging arrangement in respect of such mortgage loans with either an existing swap counterparty, in which case such hedging will be fixed at such fixed rate as such swap counterparty, on the basis of fixed rates being offered in the swap market, determines to be the fixed rate applicable to the relevant fixed rate period of the relevant mortgage loans (which may be different from the fixed rate being offered to the seller's existing borrowers) or at an issuer's option, another counterparty whose rating will not affect the then current ratings of the notes; and

      (3) if required, the seller will set the existing borrowers' re-fix rate at the rate notified to it by the mortgages trustee, Funding or the administrator as being required by the mortgages trustee or Funding.

RE-DRAWS UNDER FLEXIBLE MORTGAGE LOANS

      Only the seller is responsible for funding all future re-draws in respect of flexible mortgage loans contained in the trust property. The seller share of the trust property increases by the amount of any re-draw.

ASSIGNMENT OF NEW MORTGAGE LOANS AND THEIR RELATED SECURITY

      The seller is entitled under the terms of the mortgage sale agreement to assign new mortgage loans and their related security to the mortgages trustee subject to the fulfillment of certain conditions (which may be varied or waived by the mortgages trustee with the prior approval of the rating agencies) on or as at the relevant assignment date as follows:

(a) the aggregate arrears of interest in respect of all the mortgage loans in the mortgages trust, as a percentage of the aggregate gross interest due on all mortgage loans during the previous 12 months, does not exceed 2% or such other percentage as is then acceptable to the then current rating agencies at such time ("ARREARS OF INTEREST" for the purpose of this clause, in respect of a mortgage loan on any date, shall mean the aggregate amount overdue on that date, but only where such aggregate amount overdue equals or exceeds an amount equal to the monthly payment then due on the mortgage loan and such amount has been overdue for an entire calendar month);

(b) the long term, unsecured, unsubordinated and unguaranteed debt obligations of the seller are rated no lower than A3 by Moody's and A- by Fitch;

(c) on the relevant assignment date, the aggregate current balance of the mortgage loans in the mortgages trust, which are then in arrears for at least 3 months is less than 4% of the aggregate current balance of all mortgage loans in the mortgages trust on such date, unless the rating agencies have confirmed that the then current ratings of the notes will not be adversely affected;

(d) the seller originated the new mortgage loans in accordance with its lending criteria in force at the time of origination of the relevant mortgage loan or with material variations from such lending criteria provided that the then current rating agencies have been notified of any such material variation;

(e) no new mortgage loan has on the relevant assignment date an aggregate amount in arrears which is greater than the amount of the monthly payment then due;

(f) the rating agencies have not provided written confirmation to the mortgages trustee, the security trustee and the issuer that the assignment to the mortgages trustee of new mortgage loans on the assignment date will adversely affect the then current ratings of the existing notes of any issuer (provided that at a time when a new issuer issues new notes the rating agencies will have provided written confirmation that the then current ratings of the existing notes have not been downgraded or otherwise adversely affected);

(g) the aggregate current balance of new mortgage loans transferred in any one interest period does not exceed 10% of the aggregate current balance of the mortgage loans in the mortgages trust as at the beginning of that interest period;

(h) each issuer reserve fund is fully funded on the relevant assignment date up to the relevant required amount (or, if any issuer reserve fund is not so fully funded on such relevant assignment date, no payments have been made from such issuer reserve fund);

(i) no intercompany loan enforcement notice has been served in respect of any intercompany loan;

(j) the assignment of new mortgage loans does not result in the product of the weighted average repossession frequency ("WAFF") and the weighted average loss severity ("WALS") for the mortgage loans in the mortgages trust after such purchase, calculated on such assignment date in the same way as for the initial mortgage portfolio (or as agreed by the administrator and the rating agencies from time to time), exceeding the product of the WAFF and WALS for the mortgage loans in the mortgages trust calculated on the most recent preceding closing date, plus 0.25%;

(k) new mortgages loans may only be assigned to the mortgages trustee if (to the extent necessary) each issuer has entered into appropriate hedging arrangements in respect of such mortgage loans;

(l) no event of default under the transaction documents shall have occurred which is continuing at the relevant assignment date;

(m) the weighted average yield on the mortgage loans in the mortgages trust together with the new mortgage loans to be assigned to the mortgages trustee on the relevant assignment date is not less than LIBOR for three-month sterling deposits plus 0.6%, taking into account the weighted average yield on the mortgage loans and the margins on the basis rate swaps as at the relevant assignment date;

(n) the assignment of new mortgage loans on the relevant assignment date does not result in the weighted average LTV ratio of the mortgage loans and the new mortgage loans, after application of the LTV test on the relevant assignment date, exceeding the LTV ratio (based on the LTV test), as determined in relation to the mortgage loans in the mortgages trust on the most recent preceding closing date, plus 0.25%;

(o)  each new mortgage loan has a maturity date prior to January 2039;

(p) the related borrower under each new mortgage loan has made at least one monthly payment;

(q) for so long as any notes issued by the issuer, any previous issuer or any new issuer that have a final maturity date earlier than January 2041 are outstanding, the assignment of new mortgage loans to the mortgages trustee may only occur if, following such assignment, the aggregate number of repayment mortgage loans in the mortgage portfolio is greater than or equal to 25% of the aggregate number of mortgage loans in the mortgage portfolio;

(r) the rating agencies have provided written confirmation that the then current ratings on the notes would not be adversely affected by the assignment to the mortgages trustee of a new mortgage loan in respect of a mortgage loan product having characteristics and/or features that differ materially from the characteristics and/or features of the mortgage loans in the initial mortgage portfolio; and

(s) each new mortgage loan and its related security must comply at the relevant assignment date with the representations and warranties set out in the mortgage sale agreement, which are described earlier in this section under "- REPRESENTATIONS AND WARRANTIES";

      PROVIDED THAT, if an initial purchase price for the new mortgage loans is payable to the seller by the mortgages trustee on the relevant assignment date, only the conditions set out in paragraphs (e), (f), (i), (k), (l), (m), (o),
(p), (q), (r) and (s) are required to be satisfied to effect an assignment of the new mortgage loans.

      In addition, no assignment of new mortgage loans may occur after the payment date falling in January 2008 if the option to redeem the first issuer notes on the payment date in January 2008 pursuant to condition number 5(D) of the terms and conditions of the first issuer notes is not exercised.

      Any new mortgage loans and related security so assigned will be held by the mortgages trustee on trust for Funding and the seller in accordance with the terms of the mortgages trust deed.

      The mortgage sale agreement provides that the seller may not assign new mortgage loans to the mortgages trustee during any trust calculation period prior to the distribution date occurring in that trust calculation period, and that the seller may only make one assignment of new mortgage loans to the mortgages trustee during any trust calculation period.

      The consideration for the assignment of the new mortgage loans and their related security to the mortgages trustee will consist of:

      o the payment by the mortgages trustee to the seller of the initial purchase price for the assignment to the mortgages trustee of the new mortgage loans. The initial purchase price will be paid by the mortgages trustee out of funds received by the mortgages trustee in respect of Funding's initial contribution for the Funding share of the new trust property pursuant to the mortgages trust deed, which initial contribution will be funded out of the proceeds of any new intercompany loan paid by any new issuer to Funding;

      o the covenant of the mortgages trustee to pay or procure the payment to the seller of amounts of deferred purchase price in accordance with the provisions of the mortgage sale agreement and the mortgages trust deed, which payment also satisfies Funding's obligation to make deferred contributions to the mortgages trustee for the Funding share of the trust property. Amounts of deferred purchase price will be payable to the seller to the extent of available funds only after paying or providing for prior ranking claims and only out of excess income to which Funding is entitled in accordance with and subject to the priority of payments set out in "THE MORTGAGES TRUST - MORTGAGES TRUST ALLOCATION OF REVENUE RECEIPTS"; and/or

      o the covenant of the mortgages trustee to hold the trust property on trust for Funding (as to the Funding share) and the seller (as to the seller share of the trust property) in accordance with the terms of the mortgages trust deed.

      In the mortgage sale agreement, the seller has undertaken to use reasonable efforts to assign to the mortgages trustee, and the mortgages trustee has undertaken to use reasonable efforts to acquire from the seller and hold in accordance with the terms of the mortgages trust deed, until the earlier of the payment date falling in January 2008 (or such later date as may be notified by Funding) and the occurrence of a trigger event, sufficient new mortgage loans and their related security so that the overcollateralization test is not breached on three consecutive distribution dates. However, the seller shall not be obliged to assign to the mortgages trustee, and the mortgages trustee shall not be obliged to acquire, new mortgage loans and their related security if, in the opinion of the seller, such assignment would adversely affect the business of the seller. If Funding enters into a new intercompany loan, then the period during which the seller covenants to use reasonable efforts to maintain the aggregate current balance of mortgage loans in the mortgages trust at a certain level prior to a trigger event may be extended.

      The overcollateralization test shall be calculated on each distribution date and shall be breached on any distribution date where the aggregate current balance of mortgage loans in the mortgage portfolio on such distribution date is less than an amount equal to the product of 1.10 and the principal amount outstanding of all notes of all issuers on such distribution date provided that where the notes outstanding are controlled amortization notes, the principal amount outstanding of such notes will be calculated on a straight-line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

TRANSFER OF LEGAL TITLE TO THE MORTGAGES TRUSTEE

      The existing mortgage portfolio and related security have been assigned, and the additional assigned mortgage portfolio and related security will be assigned, to the mortgages trustee by way of equitable assignment. This means that legal title to the mortgage loans and their related security will remain with the seller until such time as certain additional steps have been taken including the giving of notices of the assignment to the borrowers.

      In relation to mortgages of registered land, until such time as transfers of such mortgages in favor of the mortgages trustee have been completed and registered at H.M. Land Registry, the assignment of the mortgages to the mortgages trustee takes effect in equity and transfers beneficial title only. In the case of mortgages of unregistered land, in order for legal title to pass to the mortgages trustee, conveyances of the relevant mortgages would have to be completed in favor of the mortgages trustee.

      Under the mortgage sale agreement none of the seller, the mortgages trustee, Funding or the security trustee will require notification of such assignments to the borrowers or the execution and completion of such transfers and conveyances in favor of the mortgages trustee or the registration of such transfers in order to effect the transfer of legal title to the mortgage loans and their related security (including, where appropriate, their registration), except in the limited circumstances described below.

      The execution of transfers of the mortgages to the mortgages trustee and the notifications of assignments of mortgage loans to the borrowers will be required to be completed within 20 business days of receipt of written notice from the mortgages trustee, Funding and/or the security trustee upon the occurrence of any of:

      o the valid service of an intercompany loan enforcement notice or (unless the sole reason for service of any note enforcement notice is default by a currency swap provider of any issuer) a note enforcement notice;

      o unless otherwise agreed by the rating agencies, the termination of the seller's role as administrator under the administration agreement and failure of any substitute administrator to assume the duties of the administrator;

      o the seller being required, by an order of a court of competent jurisdiction, or by a change in law occurring after the closing date, or by a regulatory authority or organization whose members include mortgage lenders of which the seller is a member or with whose instructions it is customary for the seller to comply, to perfect the transfer of legal title to the mortgage loans and related security in favor of the mortgages trustee;

      o the security under the Funding deed of charge or any material part of such security being in jeopardy and it being necessary to perfect the transfer of legal title to the mortgage loans in favor of the mortgages trustee in order to reduce such jeopardy materially;

      o   the occurrence of an insolvency event in relation to the seller; or

      o notice in writing from the seller to the mortgages trustee and Funding (with a copy to the security trustee) requesting such transfer.

      If the seller ceases to have a long term unsecured, unsubordinated and unguaranteed credit rating by Standard & Poor's of at least BBB-, by Moody's of at least Baa3 and by Fitch of at least BBB- (unless Standard & Poor's, Moody's and Fitch confirm that the then current ratings of the notes will not be adversely affected) the seller will be obliged to give notice only of the transfer of the equitable interest in the mortgage loans to the borrowers but will not be required to complete any other steps necessary to perfect legal title to the mortgage loans in favor of the mortgages trustee.

TITLE DEEDS

      The title deeds and mortgage loan files relating to the mortgage loans are currently held by or to the order of the seller or by solicitors acting for the seller in connection with the creation of the mortgage loans and their related security. Under the administration agreement the administrator has undertaken that all the title deeds and mortgage loan files at any time in its possession or under its control or held to its order relating to the mortgage loans which are at any time assigned to the mortgages trustee will be held to the order of the mortgages trustee. The administrator will keep, or cause to be kept, the title deeds and mortgage loan files relating to each mortgage loan and each mortgaged property in safe custody and shall not part with possession, custody or control of them except in the limited circumstances specified in the administration agreement.

GOVERNING LAW

      The mortgage sale agreement is governed by English law.

                               THE MORTGAGES TRUST

      The following section contains a summary of the material terms of the mortgages trust deed. The summary does not purport to be complete and is subject to the provisions of the mortgages trust deed, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

GENERAL LEGAL STRUCTURE

      The mortgages trust is a trust formed under English law with the mortgages trustee as trustee for the benefit of the seller and Funding as beneficiaries. The mortgages trust was formed on March 26, 2001 in connection with the issuance of the previous notes, the issuance of our notes and the issuances of any new notes. This section describes the material terms of the mortgages trust, including how money is distributed from the mortgages trust to Funding and the seller.

      Under the terms of the mortgages trust deed, the mortgages trustee has agreed to hold all of the trust property on trust absolutely for Funding (as to the Funding share) and for the seller (as to the seller share). The "TRUST PROPERTY" consists (or, in respect of the assignment on the closing date of the additional assigned mortgage portfolio or the assignment of any new mortgage portfolio, will consist) of:

      o the sum of (pound)100 settled by Law Debenture Corporate Services Limited on trust on the date of the mortgages trust deed;

      o     the existing mortgage portfolio;

      o the additional assigned mortgage portfolio to be assigned to the mortgages trustee by the seller on the closing date, including the mortgage loans and their related security, the rights under any MIG policies and the other seller arranged insurance policies, but excluding any early repayment charges which are re-assigned to the seller;

      o any new mortgage portfolio that is assigned to the mortgages trustee by the seller after the closing date, including the mortgage loans and their related security, the rights under any MIG policies and the other seller arranged insurance policies, but excluding any early repayment charges which are re-assigned to the seller;

      o any permitted replacement mortgage loan and its related security (including the rights under any related MIG policy and other seller arranged insurance policies, but excluding any early repayment charges which are re-assigned to the seller) relating to any permitted product switch effected in relation to any mortgage loan and assigned to the mortgages trustee in accordance with the mortgage sale agreement and thereby included in the trust property;

      o any interest and principal paid by borrowers on their mortgage loans on or after the relevant assignment date;

      o any other amounts received under the mortgage loans and related security on or after the relevant assignment date excluding third party amounts;

      o any re-draws under flexible mortgage loans included in the trust property;

      o any further advances made by the seller to existing borrowers which are assigned to the trust in accordance with the mortgage sale agreement;

      o any contribution paid by either Funding or the seller to the mortgages trustee for application in accordance with the terms of the mortgages trust but only up to the time of such application;

      o amounts on deposit (and interest earned on such amounts) in the mortgages trustee transaction account and the mortgages trustee GIC account; and

      o the proceeds of sale of any mortgage loan and its related security pursuant to the mortgage sale agreement or other proceeds of sale of any trust property;

      LESS

      o any actual losses in relation to the mortgage loans and any actual reductions occurring in respect of the mortgage loans as described in paragraph (1) in "- ADJUSTMENTS TO TRUST PROPERTY" below; and

      o distributions of principal made from time to time to the beneficiaries of the mortgages trust.

      In addition, the outstanding principal balances of any Together Connections mortgage loans included in the trust property (and therefore the aggregate amount of the trust property) will be reduced from time to time by the amount of any Together Connections Benefit applied to those Together Connections mortgage loans, as described under "THE MORTGAGE LOANS - CHARACTERISTICS OF THE MORTGAGE LOANS - MORTGAGE LOAN PRODUCTS OFFERED BY THE SELLER".

      Funding is not entitled to particular mortgage loans and their related security separately from the seller. Instead, each of the beneficiaries has an undivided interest in all of the mortgage loans and their related security constituting the trust property.

      At the closing date, the amount of Funding's beneficial interest in the trust property is expected to be approximately (pound)7,430,000,000, which corresponds to 87.40% of the trust property. The actual share of Funding's beneficial interest in the trust property on the closing date will not be determined until the day prior to the closing date.

      At the closing date, the amount of the seller's beneficial interest in the trust property is expected to be approximately (pound)1,070,000,000, which corresponds to 12.60% of the trust property. The actual share of the seller's beneficial interest in the trust property on the closing date will not be determined until the day prior to the closing date.

      Following the final repayment date of the latest maturing intercompany loan of any issuer and provided that there are no further claims under any intercompany loan, or on such earlier date on which there are no claims outstanding under any intercompany loan, Funding will make a final deferred contribution to the mortgages trustee. This final deferred contribution will be in an amount equal to the aggregate amount standing to the credit of the Funding bank accounts (including any account established by Funding for the purpose of any issuer reserve fund and/or any issuer liquidity reserve fund of any issuer) after making any payments ranking in priority, subject to and in accordance with the relevant Funding priority of payments. On receipt of such amount, the mortgages trustee will be obliged to pay such amount to the seller in satisfaction of the mortgages trustee's obligation to make a final payment of deferred purchase price to the seller under the mortgage sale agreement.

FLUCTUATION OF THE SELLER SHARE/FUNDING SHARE OF THE TRUST PROPERTY

      The Funding share and the seller share of the trust property fluctuates depending on a number of factors including:

      o the allocation of principal receipts from the mortgage loans to Funding and/or the seller on each distribution date;

      o     losses arising on the mortgage loans;

      o the assignment of new mortgage loans and their related security to the mortgages trustee;

      o Funding increasing its beneficial interest in, and the Funding share of, the trust property by making contributions (excluding any deferred contribution) to the mortgages trustee in accordance with the mortgages trust deed;

      o the seller increasing its beneficial interest in, and the seller share of, the trust property by making contributions to the mortgages trustee in accordance with the mortgages trust deed;

      o     a borrower making a re-draw under a flexible mortgage loan;

      o     the capitalization of arrears in respect of any mortgage loan; and

      o the seller making a further advance to an existing borrower. Although the seller does not currently intend either to assign to the mortgages trustee further advances made in respect of a mortgage loan following the assignment of that mortgage loan to the mortgages trustee or to retain mortgage loans subject to such further advances within the mortgages trust, it may do so in the future.

      The Funding share of the trust property may not be reduced below zero. The seller will not be entitled to receive principal receipts which would reduce the seller share of the trust property to an amount less than the minimum seller share unless and until the Funding share of the trust property has been reduced to zero or following the occurrence of an asset trigger event.

      The cash manager will recalculate the Funding share and the seller share on each distribution date and on the date of each assignment of any new mortgage portfolio (including the additional assigned mortgage portfolio) to the mortgages trustee (each such date, an "ASSIGNMENT DATE"). The reason for the recalculation on an assignment date is to determine the percentage shares of Funding and the seller in the trust property which will reflect the assignment of the new mortgage loans to the trust property. When the cash manager recalculates the Funding share, Funding share percentage, seller share and seller share percentage on a distribution date, that recalculation will apply for the then current trust calculation period. However, if during that trust calculation period the seller assigns a new mortgage portfolio to the mortgages trustee, the recalculation made by the cash manager on that distribution date will only apply from the beginning of that then current trust calculation period to (but excluding) the relevant assignment date. The new recalculation made by the cash manager on that relevant assignment date will apply from (and including) that assignment date to the end of that then current trust calculation period. The portion of a trust calculation period that is less than a full trust calculation period during which any single calculation of the Funding share, Funding share percentage, seller share and seller share percentage applies is called an "INTERIM CALCULATION PERIOD".

      The percentage shares that each of Funding and the seller has in the trust property will determine their entitlement to interest and principal receipts from the mortgage loans in the trust property and also the allocation of losses arising on the mortgage loans for each trust calculation period or interim calculation period, as applicable. The method for determining those new percentage shares is set out in the next two sections.

FUNDING SHARE OF TRUST PROPERTY (DISTRIBUTION DATE RECALCULATION)

      On each distribution date (also referred to in this section as the "RELEVANT DISTRIBUTION DATE") or such time as the mortgages trust terminates, the interest of Funding in the trust property will be recalculated for the then current trust calculation period or related interim calculation period, as applicable, in accordance with the following formula:

      o The current Funding share of the trust property will be an amount equal to:

                              A - B - C + D + E + F

      o The current Funding share percentage of the trust property will be an amount equal to:

                          A - B - C + D + E + F
                          ---------------------    X   100
                                     G

      expressed as a percentage and rounded upwards to five decimal places, where:

A = the amount of the Funding share of the trust property as determined on the distribution date immediately preceding the relevant distribution date;

B = the amount of any principal receipts on the mortgage loans distributed to Funding on the relevant distribution date (as described under "- MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS PRIOR TO THE OCCURRENCE OF A TRIGGER EVENT" and "- MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS AFTER THE OCCURRENCE OF A TRIGGER EVENT");

C = the amount of losses sustained on the mortgage loans during the immediately preceding trust calculation period and the amount of any reductions occurring in respect of the mortgage loans as described in paragraphs (1) to (5) in "- ADJUSTMENTS TO TRUST PROPERTY" below, in each case allocated to Funding in the trust calculation period ending on the relevant distribution date;

D = the amount of any initial contribution paid by Funding to the mortgages trustee during the immediately preceding trust calculation period in respect of the Funding share of any new trust property;

E = the amount of any further contribution paid by Funding to the mortgages trustee during the immediately preceding trust calculation period to increase Funding's beneficial interest in the trust property;

F = the amount of any capitalized arrears which have been allocated to Funding in the immediately preceding trust calculation period; and

G = the aggregate current balance of all of the mortgage loans in the trust property as at the last day of the immediately preceding trust calculation period after making the distributions, allocations and additions referred to in "B ", "C ", "D ", "E" and "F" above and after taking account of:

      (i) the assignment, if any, of new mortgage loans during the immediately preceding trust calculation period,

      (ii) any distribution of principal receipts to the seller (including any special distribution) and Funding,

      (iii) the amount of any losses or capitalized arrears allocated to the seller and Funding,

      (iv) the adjustments referred to in paragraphs (1) to (5) in "- ADJUSTMENTS TO TRUST PROPERTY" below,

      (v) the amount of any other additions to or removals from the trust property (including any additions to the trust property resulting from re-draws made by borrowers), and

      (vi) any reduction in the outstanding principal balances of Together Connections mortgage loans resulting from borrowers being allocated a portion of the related Together Connections Benefit under such mortgage loans.

FUNDING SHARE OF TRUST PROPERTY (ASSIGNMENT DATE RECALCULATION)

      On each assignment date (also referred to in this section as the "RELEVANT ASSIGNMENT DATE"), the interest of Funding in the trust property will be recalculated for the related interim calculation period, for the sole purpose of calculating the distributions to be made from the trust property on the immediately succeeding distribution date, in accordance with the following formula:

      o The current Funding share of the trust property will be an amount equal to:

                                      A + D

      o The current Funding share percentage of the trust property will be an amount equal to:

                                      A + D
                                      -----   x  100
                                        G

where,

A = the amount of the Funding share of the trust property as determined on the distribution date immediately preceding the relevant assignment date;

D = the amount of any initial contribution paid by Funding to the mortgages trustee on that relevant assignment date in respect of the Funding share of any new trust property; and

G = the sum of (i) the aggregate current balance of all of the mortgage loans in the trust property as at the immediately preceding distribution date, and (ii) the aggregate current balance of the new mortgage loans assigned to the mortgages trustee on that relevant assignment date.

ADJUSTMENTS TO TRUST PROPERTY

      If any of the following events occurs during a trust calculation period, then the aggregate current balance of the mortgage loans in the trust property will be reduced or deemed to be reduced for the purposes of the calculation in "G" with respect to the assignment date recalculation and the distribution date recalculation:

      (1) any borrower exercises a right of set-off so that the amount of principal and interest owing under a mortgage loan is reduced but no corresponding payment is received by the mortgages trustee. In this event, the aggregate current balance of the mortgage loans in the trust property will be reduced by an amount equal to the amount of such set-off; and/or

      (2) a mortgage loan or its related security is (i) in breach of the loan warranties contained in the mortgage sale agreement or (ii) the subject of a product switch or further advance in respect of which the seller has elected to repurchase the relevant mortgage loan or mortgage loans and their related security, and in each case the seller fails to repurchase the mortgage loan or mortgage loans under the relevant mortgage account and their related security as required by the terms of the mortgage sale agreement. In this event, the aggregate current balance of the mortgage loans in the trust property will be deemed to be reduced for the purposes of the calculation in "G" by an amount equal to the current balance of the relevant mortgage loan or mortgage loans under the relevant mortgage account (together with arrears of interest and accrued interest); and/or

      (3) the security trustee is notified that a flexible mortgage loan or part thereof has been determined by a court judgment on the point or a determination by a relevant regulatory authority (whether or not in relation to an analogous flexible mortgage loan product of another UK mortgage lender):

            (a)   to be unenforceable; and/or

            (b) not to fall within the first ranking charge by way of legal mortgage over the relevant mortgaged property,

            in which event, the aggregate current balance of the mortgage loans in the trust property will be deemed to be reduced for the purposes of the calculation in "G" above by an amount equal to that portion of the current balance of the flexible mortgage loan which is so determined to be unenforceable or not to fall within the first ranking charge by way of legal mortgage over the relevant mortgaged property; and/ or

      (4) the seller would be required to repurchase a mortgage loan and its related security as required by the terms of the mortgage sale agreement, but the mortgage loan is not capable of being repurchased. In this event, the aggregate current balance of the mortgage loans in the trust property will be deemed to be reduced for the purposes of the calculation in "G" by an amount equal to the current balance of the relevant mortgage loan (together with arrears of interest and accrued interest); and/or

      (5) the seller breaches any other material warranty under the mortgage sale agreement and/or (for so long as the seller is the administrator) the administration agreement, which will also be grounds for terminating the appointment of the administrator. In this event, the aggregate current balance of the mortgage loans in the trust property will be deemed to be reduced by an amount equal to the resulting loss incurred by Funding and the seller.

      The reductions set out in paragraphs (1) to (5) (as well as any resulting loss in respect thereof) will be made on the relevant calculation date first to the seller's share (including the minimum seller share) of the trust property only, and thereafter will be made to the Funding share of the trust property. Any subsequent recoveries on mortgage loans which have been subject to a set-off or in respect of which the seller share of the trust property has otherwise been reduced or deemed reduced pursuant to paragraphs (1) to (5) above will constitute a revenue receipt under the relevant mortgage loan. Such revenue receipt will belong to Funding (but only if and to the extent that the related reductions were applied against Funding's share of the trust property) and thereafter will belong to the seller (and to the extent received by the mortgages trustee will be returned to the seller).

      The trust property (and the seller share of the trust property) will also be adjusted to account for the allocation of any Together Connections Benefit to a Together Connections mortgage loan, as described below under "- ADDITIONS TO, AND REDUCTIONS FROM, THE TRUST PROPERTY" and "- INCREASING AND DECREASING THE SELLER SHARE OF THE TRUST PROPERTY".

WEIGHTED AVERAGE FUNDING SHARE PERCENTAGE

      On any distribution date with respect to which the seller had assigned new mortgage loans to the mortgages trustee during the immediately preceding trust calculation period, the cash manager will calculate (for the sole purpose of making the distributions to be made on that distribution date) the weighted average of the current Funding share percentages that were calculated previously in respect of each interim calculation period occurring in that immediately preceding trust calculation period. The calculation will be based on the amount of revenue receipts and principal receipts received and losses sustained during each of the foregoing interim calculation periods. The "WEIGHTED AVERAGE FUNDING SHARE PERCENTAGE" for any such distribution date will be equal to:

      o in respect of the distribution of revenue receipts to be made on that distribution date, the sum, in respect of all interim calculation periods during the trust calculation period immediately preceding that distribution date, of (i) for each interim calculation period during that trust calculation period, the product of (1) the related current Funding share percentage for that interim calculation period, and (2) the amount of all revenue receipts received by the mortgages trustee during that interim calculation period, divided by (ii) the aggregate of all revenue receipts received by the mortgages trustee during the trust calculation period immediately preceding that distribution date;

      o in respect of the distribution of principal receipts to be made on that distribution date, the sum, in respect of all interim calculation periods during the trust calculation period immediately preceding that distribution date, of (i) for each interim calculation period during that trust calculation period, the product of (1) the related current Funding share percentage for that interim calculation period, and (2) the amount of all principal receipts received by the mortgages trustee during that interim calculation period, divided by (ii) the aggregate of all principal receipts received by the mortgages trustee during the trust calculation period immediately preceding that distribution date; and

      o in respect of the allocation of losses to be made on that distribution date, the sum, in respect of all interim calculation periods during the trust calculation period immediately preceding that distribution date, of (i) for each interim calculation period during that trust calculation period, the product of (1) the related current Funding share percentage for that interim calculation period, and (2) the amount of all losses sustained on the mortgage loans during that interim calculation period, divided by (ii) the aggregate of all losses sustained on the mortgage loans during the trust calculation period immediately preceding that distribution date.

SELLER SHARE OF TRUST PROPERTY (DISTRIBUTION DATE RECALCULATION)

      On each relevant distribution date, the current seller share of the trust property will be recalculated for the then current trust calculation period or related interim calculation period, as applicable, in accordance with the following formula:

      o the aggregate amount of the trust property as at the relevant distribution date minus the current Funding share,

      where "CURRENT FUNDING SHARE" has the meaning given in "FUNDING SHARE OF TRUST PROPERTY (DISTRIBUTION DATE RECALCULATION)" above.

      On each relevant distribution date, the current seller share percentage of the trust property will be recalculated for the then current trust calculation period or related interim calculation period, as applicable, in accordance with the following formula:

      o     100% minus the current Funding share percentage,

      where "CURRENT FUNDING SHARE PERCENTAGE" has the meaning given in "FUNDING SHARE OF TRUST PROPERTY (DISTRIBUTION DATE RECALCULATION)" above.

SELLER SHARE OF TRUST PROPERTY (ASSIGNMENT DATE RECALCULATION)

      On each relevant assignment date, the current seller share of the trust property will be recalculated for the related interim calculation period in accordance with the following formula:

      o the aggregate amount of the trust property as at the relevant assignment date minus the current Funding share,

      where "CURRENT FUNDING SHARE" has the meaning given in "FUNDING SHARE OF TRUST PROPERTY (ASSIGNMENT DATE RECALCULATION)" above.

      On each relevant assignment date, the current seller share percentage of the trust property will be recalculated for the related interim calculation period in accordance with the following formula:

      o     100% minus the current Funding share percentage,

      where "CURRENT FUNDING SHARE PERCENTAGE" has the meaning given in "FUNDING SHARE OF TRUST PROPERTY (ASSIGNMENT DATE RECALCULATION)" above.

WEIGHTED AVERAGE SELLER SHARE PERCENTAGE

      On any distribution date in respect of which the seller had assigned new mortgage loans to the mortgages trustee during the immediately preceding trust calculation period, the cash manager will calculate (for the sole purpose of making the distributions to be made on that distribution date) the weighted average of the seller share percentages that were calculated previously in respect of the revenue receipts and principal receipts received, and losses sustained, during each interim calculation period occurring in that immediately preceding trust calculation period and will be an amount equal to:

      o in respect of the distribution of revenue receipts to be made on that distribution date:

            100% minus the weighted average Funding share percentage,

      where the weighted average Funding share percentage is as calculated on that distribution date in respect of revenue receipts under "WEIGHTED AVERAGE FUNDING SHARE PERCENTAGE" above;

      o in respect of the distribution of principal receipts to be made on that distribution date:

            100% minus the weighted average Funding share percentage,

      where the weighted average Funding share percentage is as calculated on that distribution date in respect of principal receipts under "WEIGHTED AVERAGE FUNDING SHARE PERCENTAGE" above; and

      o in respect of the allocation of losses to be made on that distribution date:

            100% minus the weighted average Funding share percentage, where the weighted average Funding share percentage is as calculated on that distribution date in respect of losses under "WEIGHTED AVERAGE FUNDING SHARE PERCENTAGE" above.

MINIMUM SELLER SHARE

      The seller share of the trust property includes an amount known as the "MINIMUM SELLER SHARE". As at the closing date, the minimum seller share will be approximately (pound)174,665,735 but the amount of the minimum seller share will fluctuate depending on changes to the characteristics of the mortgage loans in the trust property. The seller will not be entitled to receive principal receipts which would reduce the seller share of the trust property to an amount less than the minimum seller share unless and until the Funding share of the trust property has been reduced to zero or following the occurrence of an asset trigger event. The minimum seller share will be the amount determined on each distribution date in accordance with the following formula:

      where:

                                  W + X + Y + Z

W = 100% of the average cleared credit balance of all applicable deposit accounts linked to Together Connections mortgage loans in respect of each month or part of any such month;

X = 2.0% of the aggregate current balance of mortgage loans in the trust property;

Y =   the product of: (p x q) x r where:

      p = 8.0%;

      q = the "FLEXIBLE CASH RE-DRAW CAPACITY ", being an amount equal to the difference between (1) the maximum amount of cash re-draws that borrowers may make under flexible mortgage loans included in the trust property (whether or not drawn) as at the last day of the immediately preceding trust calculation period and (2) the aggregate current balance of cash re-draws which form part of the trust property as at the last day of the immediately preceding trust calculation period; and

      r = 3.0; and

Z = the aggregate current balance of re-draws in the trust property as at the last day of the immediately preceding trust calculation period.

      The purpose of "W" is to mitigate the risks relating to borrowers holding deposits in Northern Rock bank accounts that are linked to Together Connections mortgage loans, and the purpose of "X" is to mitigate the risks relating to borrowers holding deposits in Northern Rock bank accounts that are not linked to Together Connections mortgage loans (see "RISK FACTORS - THERE MAY BE RISKS ASSOCIATED WITH THE FACT THAT THE MORTGAGES TRUSTEE HAS NO LEGAL TITLE TO THE MORTGAGE LOANS AND THEIR RELATED SECURITY, WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES"). The purpose of the calculation in "Y" is to mitigate the risk of the seller failing to fund a re-draw under a flexible mortgage loan in the trust property. The purpose of "Z" is to mitigate enforceability and priority risks relating to re-draws under the flexible mortgage loans in the trust property.

ADJUSTMENTS TO DISTRIBUTIONS

      In calculating and making the distributions to be made on each distribution date, the mortgages trustee or the cash manager on its behalf will take account of and make adjustments for such calculations and distributions in order that:

      o any increase in the Funding share of the trust property as a result of the payment by Funding to the mortgages trustee of any contribution (excluding any deferred contribution) during the trust calculation period immediately preceding such distribution date (or during any interim calculation period during that trust calculation period) is deemed to have taken effect as an increase in the Funding share of the trust property from the date on which such contribution was paid to the mortgages trustee; and

      o any decrease in the seller share of the trust property as a result of the payment by the mortgages trustee to the seller of any special distribution is deemed to have taken effect as a decrease in the seller share from the date on which such distribution was paid to the seller.

CASH MANAGEMENT OF TRUST PROPERTY - REVENUE RECEIPTS

      Under the cash management agreement, the cash manager is responsible for distributing revenue receipts on behalf of the mortgages trustee on each distribution date in accordance with the order of priority described in the following section. For further information on the role of the cash manager, see "CASH MANAGEMENT FOR THE MORTGAGES TRUSTEE AND FUNDING".

MORTGAGES TRUST ALLOCATION OF REVENUE RECEIPTS

      "MORTGAGES TRUSTEE AVAILABLE REVENUE RECEIPTS" will be calculated by the cash manager on each distribution date and will be an amount equal to the sum of:

      o revenue receipts on the mortgage loans (which shall include, in respect of any non-flexible mortgage loan only, the amount of any overpayment made by the borrower in respect of such mortgage loan as is equal to the amount of any underpayment of interest made by such borrower in respect of such mortgage loan in the immediately preceding trust calculation period provided that such underpayment of interest is made prior to December 31 in the year in which such overpayment is received from the borrower);

      o interest payable to the mortgages trustee on the mortgages trustee transaction account and the mortgages trustee GIC account; and

      o payments made by the seller to the mortgages trustee to fund any non-cash re-draw in respect of any flexible mortgage loan;

      less

      o amounts due to third parties (also known as "THIRD PARTY AMOUNTS") including:

            (1) payments of insurance premiums, if any, due to the seller in respect of any seller arranged insurance policy and/or to the MIG provider to the extent not paid or payable by the seller (or to the extent such insurance premiums have been paid by the seller in respect of any further advance which is not repurchased by the seller to reimburse the seller);

            (2) amounts under an unpaid direct debit which are repaid by the administrator to the bank making such payment if such bank is unable to recoup that amount itself from its customer's account;

            (3) payments by borrowers of early repayment charges and other charges which are due to the seller; and/or

            (4) recoveries in respect of amounts deducted from mortgage loans as described in paragraphs (1) to (5) in "- ADJUSTMENTS TO TRUST PROPERTY" above, which will belong to and be paid to Funding and/or the seller as described therein, which amounts may be paid daily from monies on deposit in the mortgages trustee transaction account or the mortgages trustee GIC account.

      On each distribution date, the cash manager will apply mortgages trustee available revenue receipts (subject as provided under "ADJUSTMENTS TO DISTRIBUTIONS" above) in the following order of priority (the "MORTGAGES TRUST ALLOCATION OF REVENUE RECEIPTS"):

      (A) in no order of priority between them but in proportion to the respective amounts due, to pay amounts due to:

            o the mortgages trustee under the provisions of the mortgages trust deed;

            o to third parties from the mortgages trustee in respect of the mortgages trust but only if:

                  (1) payment is not due as a result of a breach by the mortgages trustee of the documents to which it is a party; and/or

                  (2)   payment has not already been provided for elsewhere;

      (B) in payment of amounts (inclusive of VAT) due to the administrator or the cash manager or to become due to the administrator or the cash manager prior to the next following distribution date under the provisions of the administration agreement or the cash management agreement, as the case may be; and

      (C) in no order of priority between them but in proportion to the respective amounts due, and subject to the proviso below, to allocate and pay mortgages trustee available revenue receipts to:

            o the seller in an amount determined by multiplying the total amount of the remaining mortgages trustee available revenue receipts by the seller share percentage of the trust property (as determined on the immediately preceding distribution date); and

            o     Funding in an amount equal to the lesser of:

                  (x) an amount determined by multiplying the total amount of the remaining mortgages trustee available revenue receipts by the Funding share percentage of the trust property (as determined on the immediately preceding distribution date or, in the case of the first distribution date immediately following the closing date, as of the closing date), and

                  (y) the aggregate of the amounts to be applied on the immediately succeeding payment date as set forth under the Funding pre-enforcement revenue priority of payments or, as the case may be, the Funding post-enforcement priority of payments (but excluding any principal amount due under any intercompany loan and any amount under item (P) of the Funding pre-enforcement revenue priority of payments and/or item (F) of the Funding post-enforcement priority of payments), less (in each case only to the extent that such amounts of interest or income would not otherwise be payable under the intercompany loan or, as applicable, the notes, on the immediately succeeding payment date) the sum of (i) the interest or other income (including, for the avoidance of doubt, amounts standing to the credit of any issuer reserve fund or issuer liquidity reserve fund after the intercompany loan relating to that issuer has been fully repaid) credited or to be credited to each Funding bank account on the immediately succeeding payment date and
                        (ii) all other income (not derived from the distribution of revenue receipts under the mortgages trust) which will constitute Funding available revenue receipts and/or issuer available revenue receipts on the immediately succeeding payment date; and

      (D) to allocate to Funding but pay at the direction of Funding to the seller an amount equal to YY - ZZ, where "YY" is the amount of the mortgages trustee available revenue receipts and "ZZ" is the amount of such mortgages trustee available revenue receipts applied and/or allocated under (A) to (C) above, such amount to be in satisfaction of amounts of deferred purchase price due to the seller under the terms of the mortgage sale agreement;

provided that, if an assignment date has occurred during the trust calculation period immediately preceding that distribution date, then the cash manager will use (i) the weighted average seller share percentage (instead of the seller share percentage) in respect of revenue receipts in determining the amount of mortgages trustee available revenue receipts to distribute to the seller on that distribution date, and (ii) the weighted average Funding share percentage (instead of the Funding share percentage) in respect of revenue receipts in determining the amount of mortgages trustee available revenue receipts to distribute to Funding on that distribution date.

      Amounts due to the mortgages trustee and the administrator will include VAT, if applicable, payable under English tax law. At the date of this prospectus, VAT is calculated at the rate of 17.5% of the amount to be paid. Payment of VAT will reduce the amounts ultimately available to pay interest on the notes.

CASH MANAGEMENT OF TRUST PROPERTY - PRINCIPAL RECEIPTS

      Under the cash management agreement, the cash manager is also responsible for distributing principal receipts on behalf of the mortgages trustee on each distribution date in accordance with the order of priority described in the next two following sections. To understand how the cash manager will distribute principal receipts on the mortgage loans on each distribution date (the "MORTGAGES TRUSTEE PRINCIPAL PRIORITY OF PAYMENTS") you need to understand the following definitions:

      The "FINAL REPAYMENT DATE" means, in respect of the intercompany loan, the payment date in April 2042, being the final maturity date of the latest maturing series 1, series 2 and series 3 notes.

      A "TRIGGER EVENT" means an asset trigger event and/or a non-asset trigger event.

      An "ASSET TRIGGER EVENT" is the event that occurs when an amount is debited to the principal deficiency sub ledger established for any issuer with respect to class A notes of that issuer. For more information on the issuer principal deficiency ledger, see "CREDIT STRUCTURE".

      A "NON-ASSET TRIGGER EVENT" will occur if:

      o     an insolvency event occurs in relation to the seller;

      o the seller's role as administrator is terminated and a new administrator is not appointed within 60 days; or

      o the current seller share is equal to or less than the minimum seller share.

      The rating agencies may require the relevant parties to amend the foregoing non-asset trigger events should a new issuer issue "BULLET" notes as described under "MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS PRIOR TO THE OCCURRENCE OF A TRIGGER EVENT".

      MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS PRIOR TO THE OCCURRENCE OF A TRIGGER EVENT

      Prior to the occurrence of a trigger event (and whether or not there has been any enforcement of the Funding security or any issuer security) the cash manager on behalf of the mortgages trustee will allocate and distribute principal receipts (subject to the provisos below and subject as provided above under "ADJUSTMENTS TO DISTRIBUTIONS") on each distribution date as follows:

      (A) to the seller the amount of any special distribution which is then allocable and payable to the seller in accordance with the mortgages trust deed;

      (B) to Funding an amount in respect of each issuer which is equal to the lesser of:

            (1) the principal amount due on the intercompany loan of such issuer equal to the controlled amortization amount due, if any, on the payment date immediately succeeding such distribution date; and

            (2)   an amount equal to:

                                                           outstanding principal balance on
                  mortgages               Funding          such issuer's intercompany loan
                  trustee principal  x    share       x    -------------------------------
                  receipts                percentage       aggregate outstanding principal
                                                           balance on all intercompany loans

      (C) to Funding an amount in respect of each issuer towards any principal amount remaining due and payable (following the payment to Funding set forth in (B) above) on the immediately succeeding payment date under such issuer's intercompany loan, and

      (D)   all remaining principal receipts to the seller,

PROVIDED THAT in relation to (A) through (D) above the following rules shall apply

      (1) If the notes of any issuer have become immediately due and payable as a result of the service of a note enforcement notice or if the intercompany loan of any issuer (and the other intercompany loans of any other issuer) have become immediately due and payable as a result of the service of an intercompany loan enforcement notice, or otherwise upon the occurrence of any trigger event, principal payments in respect of the intercompany loan of that issuer may be made in excess of any controlled amortization amount and paragraph
            (B)(1) above shall no longer apply in relation to that issuer, and, except following a non-asset trigger event, the amount of principal receipts to be distributed to Funding in respect of that issuer on that distribution date may not exceed the amount determined under paragraph (B)(2) above.

      (2) If the notes of any issuer have become immediately due and payable as a result of the service of a note enforcement notice or if the intercompany loan of any issuer (and the other intercompany loans of any other issuers) have become immediately due and payable as a result of the service of an intercompany loan enforcement notice, then for the purpose of calculating the amount in respect of that issuer under paragraph (B)(2) above, that amount may be reduced to the extent of any remaining amounts standing to the credit of the issuer reserve fund ledger and/or the issuer liquidity reserve ledger (if any) for that issuer which are to be utilized on the immediately succeeding payment date to repay principal on that issuer's intercompany loan, but only to the extent that those amounts would not otherwise be payable on that intercompany loan on that payment date.

      (3) The amount of principal receipts payable to Funding in respect of each issuer on a distribution date will be reduced in proportion to the aggregate of the issuer available revenue receipts of that issuer which are to be applied on the immediately succeeding payment date in reduction of deficiencies recorded on the issuer principal deficiency ledger of that issuer, but only to the extent that the issuer available revenue receipts which are to be so applied on that payment date would not otherwise be payable as principal on the relevant notes on that payment date.

      (4) For the purpose of determining the principal receipts to be distributed to Funding in respect of the amount due on the intercompany loan of any issuer under (B) and (C) above, the outstanding principal balance of that intercompany loan shall be deemed to be reduced by the amount of: (a) any deficiency recorded on the issuer principal deficiency ledger of that issuer as at that distribution date, but only to the extent that such deficiency has arisen as a result of (i) losses on the mortgage loans allocated by Funding to that issuer and/or (ii) the application of Funding available principal receipts to fund the issuer liquidity reserve fund of that issuer but not as a result of any other principal deficiency of that issuer; and (b) the outstanding principal balance as at such distribution date of any special repayment notes issued by that issuer.

      (5) Funding will not be entitled to receive and the cash manager shall procure that Funding does not receive any amount of principal receipts from the mortgages trustee on a distribution date which is not required by Funding to repay principal falling due on any intercompany loan on the immediately succeeding payment date in order to fund payments of principal falling due on any notes of any issuer on that payment date.

      (6) The mortgages trustee will not distribute any overpayment (other than a capital payment) in respect of any non-flexible mortgage loans until the first distribution date following December 31 of the year in which such overpayment is received; provided that if a borrower has made an underpayment of principal on such non-flexible mortgage loan following the overpayment then the mortgages trustee will distribute principal in an amount up to the amount of such underpayment (but not exceeding the amount of the overpayment previously made) on the next-occurring distribution date.

      (7) If an assignment date has occurred during the trust calculation period immediately preceding the relevant distribution date, then the cash manager shall use the weighted average Funding share percentage (instead of the current Funding share percentage) in respect of principal receipts in determining the amount of mortgages trustee principal receipts to be distributed to Funding in respect of each issuer pursuant to clause (B)(2) above.

      A new issuer may enter into a new intercompany loan with Funding as described under "THE INTERCOMPANY LOAN AGREEMENT - NEW INTERCOMPANY LOANS", and may issue "BULLET" notes that are scheduled to be repaid in full on a single payment date. As Funding's corresponding repayment of such new intercompany loan to the new issuer also would be scheduled to be repaid in full on a single payment date, Funding would need to accumulate a large proportion of the principal receipts distributed by the mortgages trustee over a certain period of time. Any accumulation of principal receipts may require the consent of the rating agencies and the security trustee if an amendment to the foregoing mortgages trustee principal priority of payments is required.

MORTGAGES TRUST ALLOCATION AND DISTRIBUTION OF PRINCIPAL RECEIPTS AFTER THE OCCURRENCE OF A TRIGGER EVENT

      On each distribution date after the occurrence of an asset trigger event, the cash manager will allocate and distribute all principal receipts, with no order of priority between them but in proportion to the respective amounts due, to Funding and the seller according to the Funding share percentage of the trust property and the seller share percentage of the trust property, respectively, until the Funding share of the trust property is zero, even though those payments may reduce the seller share of the trust property to an amount less than the minimum seller share. Notwithstanding the foregoing, if an assignment date has occurred during the trust calculation period immediately preceding any such distribution date, the cash manager will apply all principal receipts between Funding and the seller in no order of priority between them but in proportion to the weighted average Funding share percentage and weighted average seller share percentage, each in respect of principal receipts, for that distribution date until the Funding share of the trust property is zero. Following the occurrence of an asset trigger event, the notes will be subject to prepayment risk (that is, they may be repaid earlier than expected). See "RISK FACTORS - THE OCCURRENCE OF AN ASSET TRIGGER EVENT OR ENFORCEMENT OF THE ISSUER SECURITY MAY ACCELERATE THE REPAYMENT OF CERTAIN NOTES AND/OR DELAY THE REPAYMENT OF OTHER NOTES".

      On each distribution date after the occurrence of a non-asset trigger event and until the occurrence of an asset trigger event, the cash manager will allocate and distribute all principal receipts to Funding until the Funding share of the trust property is zero. Following the occurrence of a non-asset trigger event, the notes will be subject to prepayment risk (that is, they may be repaid earlier than expected). See "RISK FACTORS - THE OCCURRENCE OF A NON-ASSET TRIGGER EVENT MAY ACCELERATE THE REPAYMENT OF CERTAIN NOTES AND/OR DELAY THE REPAYMENT OF OTHER NOTES".

OVERPAYMENTS

      An overpayment in respect of any non-flexible mortgage loan which does not constitute a capital payment in respect of any mortgage loan will not become available for distribution to the beneficiaries as principal receipts until the first distribution date following

December 31 of the year in which such overpayment is received, save to the extent that any such overpayment by a borrower is applied in reduction of an underpayment by such borrower in respect of such mortgage loan prior to such date. Any such overpayment shall be retained in the mortgages trustee GIC account and the cash manager will maintain a separate ledger to record its receipt and subsequent payment from time to time. Where any such overpayment has been made in error the administrator will be authorized to refund the amount of such overpayment to the relevant borrower at any time prior to December 31 of the year in which such overpayment was made.

      An overpayment in respect of any flexible mortgage loan will not be retained by the mortgages trustee but will be distributed to the beneficiaries on the immediately succeeding distribution date as principal receipts.

LOSSES

      All losses arising on the mortgage loans will, save as otherwise provided, be applied in reducing proportionately the Funding share of the trust property and the seller share of the trust property. Save as otherwise provided, the Funding share of losses will be determined on any date by multiplying the amount of losses by the Funding share percentage (as determined on the immediately preceding distribution date) until the Funding share of the trust property is zero. However, if during the trust calculation period immediately preceding a distribution date the seller had assigned new mortgage loans to the mortgages trustee, then the amount of losses shall be multiplied by the weighted average Funding share percentage (as calculated on that distribution date) in respect of losses rather than the current Funding share percentage. The remainder of the losses shall be allocated to the seller.

      For a description of how losses on the mortgage loans that have been allocated to Funding on any date will be allocated to the intercompany loan of each issuer, see "THE INTERCOMPANY LOAN AGREEMENT - ALLOCATION OF LOSSES".

DISPOSAL OF TRUST PROPERTY

      The trust property is held on trust for the benefit of Funding and the seller. Subject as provided otherwise in the mortgages trust deed and the other transaction documents, the mortgages trustee will not be entitled to dispose of the trust property or create any security interest over the trust property.

      If an event of default occurs under any intercompany loan agreement (an "INTERCOMPANY LOAN EVENT OF DEFAULT") and the security trustee enforces the security granted by Funding over its assets under the Funding deed of charge, including its share of the trust property, then the security trustee will be entitled, among other things, to sell the Funding share of the trust property. For further information on the security granted by Funding over its assets, see "SECURITY FOR FUNDING'S OBLIGATIONS".

ADDITIONS TO, AND REDUCTIONS FROM, THE TRUST PROPERTY

      The trust property may be increased from time to time by the assignment of new mortgage loans and their related security to the mortgages trustee. The mortgages trustee will hold the new mortgage loans and their related security on trust for Funding and the seller according to the terms of the mortgages trust deed. For further information on the assignment of new mortgage loans and their related security to the mortgages trustee, see "ASSIGNMENT OF THE MORTGAGE LOANS AND RELATED SECURITY".

      If a borrower makes a re-draw under a flexible mortgage loan included in the mortgages trust, then the seller will be solely responsible for funding that re-draw. As a result, the size of the trust property and the seller share of the trust property will increase by, in the case of a cash re-draw, the principal amount of such cash re-draw and, in the case of a non-cash re-draw, the amount of any contribution made by the seller to the mortgages trustee of the unpaid interest element in respect of such non-cash re-draw. However, if an insolvency event occurs in respect of the seller, then the seller may continue to make payments to the mortgages trustee in an amount equal to the unpaid interest element in respect of such non-cash re-draw in the same manner and for the same purposes as described above, but it is not obliged to do so.

      If at any time the administrator agrees to a further advance being made under a mortgage loan included in the mortgages trust, then the seller will be solely responsible for funding that further advance. If at some future date the seller decides to assign such further advance to the mortgages trustee or not repurchase the mortgage loan that is subject to such further advance from the mortgages trustee, the trust property and the seller share of the trust property will increase by the principal amount of the further advance made by the seller.

      In addition to the reductions or deemed reductions to the trust property described above under "- ADJUSTMENTS TO TRUST PROPERTY", the application of any Together Connections Benefit in relation to Together Connections mortgage loans included in the mortgages trust will also reduce the size of the trust property (and, as described below under "- INCREASING AND DECREASING THE SELLER SHARE OF THE TRUST PROPERTY", the seller share of the trust property only). This will occur because the outstanding principal balances of any Together Connections mortgage loans included in the trust property (and therefore the aggregate amount of the trust property) will be reduced from time to time by the amount of any Together Connections Benefit applied to those Together Connections mortgage loans, as described under "THE MORTGAGE LOANS - CHARACTERISTICS OF THE MORTGAGE LOANS - MORTGAGE LOAN PRODUCTS OFFERED BY THE SELLER". The seller will not assign any Together Connections mortgage loans to the mortgages trustee on the closing date, but currently anticipates assigning Together Connections mortgage loans to the mortgages trustee in the future.

ARREARS

      The aggregate current balance of the mortgage loans in the mortgages trust will be increased at any time by the amount in which the mortgage loans that have been assigned to the mortgages trust are in arrears and those arrears have been capitalized. Such increase shall be allocated to Funding and the seller at any time in proportion to their respective percentage shares in the trust property as determined in respect of the trust calculation period or interim calculation period, as the case may be, in which the arrears occur.

INCREASING AND DECREASING THE SELLER SHARE OF THE TRUST PROPERTY

      If a borrower makes a non-cash re-draw in respect of any flexible mortgage loan under the mortgages trust deed the seller as beneficiary has agreed under the mortgages trust to fund such non-cash re-draw in the mortgages trust by making a further contribution to the mortgages trustee of an amount equal to the unpaid interest element in respect of such non-cash re-draw. Accordingly, the size of the trust property and the seller share of the trust property will increase by an amount equal to the further contribution made by the seller. Any such payment received by the mortgages trustee will be treated as revenue receipts in the mortgages trust and will be distributed on the immediately succeeding distribution date among the beneficiaries in accordance with the mortgages trust allocation of revenue receipts.

      The seller will also fund cash re-draws in respect of flexible mortgage loans held in the mortgages trust by payment of the amount of the cash re-draw to the relevant borrower. Accordingly, the size of the trust property and the seller share of the trust property will automatically increase by the amount of any cash re-draw so made.

      In addition to the reductions or deemed reductions to the seller share of the trust property described above under "- ADJUSTMENTS TO TRUST PROPERTY", the application of any Together Connections Benefit in relation to Together Connections mortgage loans included in the mortgages trust that reduces the size of the trust property will also reduce the seller share of the trust property. This will occur because the outstanding principal balances of any Together Connections mortgage loans included in the trust property (and therefore the aggregate amount of the trust property) will be reduced from time to time by the amount of any Together Connections Benefit applied to those Together Connections mortgage loans, as described under "THE MORTGAGE LOANS - CHARACTERISTICS OF THE MORTGAGE LOANS - MORTGAGE LOAN PRODUCTS OFFERED BY THE SELLER". The amount of any such reduction will be applied against the seller share of the trust property only. The seller will not assign any Together Connections mortgage loans to the mortgages trustee on the closing date, but currently anticipates assigning Together Connections mortgage loans to the mortgages trustee in the future.

INCREASING THE FUNDING SHARE OF THE TRUST PROPERTY

      If Funding enters into a new intercompany loan, then it may apply the proceeds of that intercompany loan as a further contribution to the mortgages trust to increase its beneficial interest in, and the Funding share of, the trust property on a distribution date. Funding will be permitted to do this only if it meets certain conditions, including among others:

      o that no intercompany loan enforcement notice has been served under any intercompany loan;

      o that as at the most recent payment date no deficiency was recorded on the issuer principal deficiency ledger of any issuer;

      o that no event of default under the transaction documents shall have occurred which is continuing;

      o that the rating agencies have not confirmed in writing to the security trustee or the issuer that the proposed increase in the Funding share would adversely affect the then current ratings by the rating agencies of the existing notes of any issuer; and

      o that, as of the last day of the immediately preceding trust calculation period, the aggregate current balance of mortgage loans in the mortgages trust which were then in arrears for at least 3 months is less than 4% of the aggregate current balance of all mortgage loans in the mortgages trust as of such date, unless the rating agencies have confirmed that the then current ratings of the notes will not be adversely affected.

      Under the mortgages trust deed, Funding and the seller have agreed that principal receipts held by the mortgages trustee on any date in respect of any further contribution paid by Funding to the mortgages trustee on that date will be allocated and paid by the mortgages trustee to the seller as a distribution (a "SPECIAL DISTRIBUTION") from the mortgages trust on such date whether or not such date is a distribution date. The payment of any such special distribution will reduce the seller share of the trust property.

TERMINATION OF THE MORTGAGES TRUST

      The mortgages trust will terminate on the date on which there is no remaining trust property or, if earlier, such date as may be requested in writing by the seller to the mortgages trustee being on or after the date on which all of the intercompany loans have been repaid in full or there is no further claim under any intercompany loan or the Funding share of the trust property has been reduced to zero or such other date which may be agreed between the mortgages trustee, Funding and the seller so long as all amounts due from Funding to the Funding secured creditors have been repaid in full.

RETIREMENT OF MORTGAGES TRUSTEE

      The mortgages trustee is not entitled to retire or otherwise terminate its appointment. The seller and Funding cannot replace the mortgages trustee.

GOVERNING LAW

      The mortgages trust deed is governed by English law.

                         THE INTERCOMPANY LOAN AGREEMENT

      The following section describes, in summary, the material terms of the intercompany loan agreement. The description does not purport to be complete and is subject to the provisions of the intercompany loan agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

THE FACILITY

      Under the terms of the intercompany loan agreement, the issuer will make a loan to Funding on the closing date in an aggregate amount in sterling equal to the proceeds of the issue of the notes. For this purpose, the dollar proceeds of the series 1 notes and the euro proceeds of the series 2 notes will be converted into sterling at the relevant dollar currency swap rate or euro currency swap rate, as applicable. Funding will then pay the proceeds of the intercompany loan to the mortgages trustee in satisfaction of Funding's initial contribution to the mortgages trustee for the Funding share of the additional trust property pursuant to the mortgages trust deed. Upon receipt of Funding's initial contribution, the mortgages trustee will pay such funds to the seller in satisfaction of the mortgages trustee's obligation to pay to the seller the initial purchase price for the assignment to the mortgages trustee of the additional assigned mortgage portfolio in accordance with the mortgage sale agreement.

CONDITIONS PRECEDENT TO DRAWDOWN

      The issuer will not be obliged to make the intercompany loan available to Funding unless on the closing date certain conditions have been met, including:

      o that the notes have been issued and the proceeds have been received by or on behalf of the issuer;

      o that one or more deeds of accession relating to the Funding deed of charge have been executed by the parties to the Funding deed of charge;

      o that each of the transaction documents has been executed by the relevant parties to those documents; and

      o that Funding has delivered a solvency certificate to the security trustee in form and substance satisfactory to the security trustee.

THE INTERCOMPANY LOAN

      Subject to the satisfaction of the conditions precedent to drawdown, the intercompany loan will be made available by the issuer to Funding on the closing date.

      The final repayment date of the intercompany loan will be the final maturity date of the latest maturing class of notes issued by the issuer.

      None of the parties to the intercompany loan agreement may assign its rights thereunder to any third party, except that the issuer may assign to the note trustee by way of security its right, title and interest under the intercompany loan agreement. The note trustee will not be entitled to assign to a third party its or the issuer's right, title and interest under the intercompany loan agreement following the service of a note enforcement notice.

REPRESENTATIONS, WARRANTIES AND COVENANTS

      Under the intercompany loan agreement, Funding will make standard representations and warranties to the issuer.

      In addition to standard covenants, Funding will give the following undertakings:

      o it will not create or permit to subsist any security interest over or in respect of any of its assets (unless arising by operation of law) other than as provided for pursuant to the transaction documents;

      o it will not sell, assign, transfer, lease or otherwise dispose of or grant any option over all or any of its assets, properties or undertakings or any interest, estate, right, title or benefit to or in such assets, properties or undertakings other than as provided for pursuant to the transaction documents;

      o it will not enter into any amalgamation, demerger, merger or reconstruction, nor acquire any assets or business not make any investments other than as contemplated in the transaction documents;

      o except as provided or contemplated under the transaction documents it will not incur any indebtedness or give any guarantee or indemnity in respect of any obligation of any other person;

      o it will not pay any dividend or make any other distribution in respect of any of its shares other than in accordance with the Funding deed of charge, or issue any new shares or alter any rights attaching to its issued shares as at the date of the intercompany loan agreement;

      o it will not carry on any business or engage in any activity other than as contemplated by the transaction documents or which is not incidental to or necessary in connection with any of the activities in which the transaction documents provide or envisage that Funding will engage; and

      o save for the previous issuers, the issuer and any other issuer, it will not have any subsidiaries or subsidiary undertakings as defined in the Companies Act 1985 (as amended).

PAYMENT OF INTEREST

      Payment of interest and fees on the intercompany loan will be made only from and to the extent of distributions received by Funding in respect of the Funding share of the trust property representing issuer allocable revenue receipts which are payable to the issuer on that payment date, subject to and in accordance with the Funding priority of payments and the rules for the application of Funding available revenue receipts described in "CASHFLOWS" below.

      Subject as provided above and to the limited recourse provisions described below, interest will be payable by Funding on each payment date on the outstanding principal balance of the intercompany loan. The interest due on the intercompany loan on each payment date will be in an amount equal to the amount required by the issuer on that payment date to fund (by payment to any swap provider or otherwise) the payment of interest on the notes, as set forth in the items under "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY" or in the relevant items under such other issuer priority of payments as may apply on that payment date.

      Subject as provided above and to the limited recourse provisions described below, in addition, on each payment date or as and when required Funding will pay an additional fee to the issuer. This fee will be equal to the amount required by the issuer to pay or provide for all other amounts (but excluding interest and principal due on the notes and tax that can be met out of the issuer's profits) if any, falling due on that payment date as set forth in the items under "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY" or in the relevant items under such other issuer priority of payments as may apply on that payment date.

      Funding and the issuer will agree under the intercompany loan agreement that to the extent that the issuer receives from Funding on any payment date an amount of interest and/or fees which the issuer utilizes to credit the issuer principal deficiency ledger (but only to the extent of any deficiency which has arisen as a result of (i) losses on the mortgage loans allocated by Funding to the issuer and/or (ii) the application of Funding available principal receipts to fund the issuer liquidity reserve fund of the issuer but not as a result of any other principal deficiency of the issuer) that amount of interest and/or fees will be recharacterized and will constitute a payment of principal in respect of the intercompany loan and will thereby reduce the outstanding principal balance of the intercompany loan on that payment date by such amount.

REPAYMENT OF THE INTERCOMPANY LOAN

      Payment of principal on the intercompany loan on any payment date will be made only from and to the extent of distributions received by Funding in respect of the Funding share of the trust property representing issuer allocable principal receipts which are payable to the issuer on that payment date subject to and in accordance with the Funding priority of payments and the rules for the application of Funding available principal receipts described in "CASHFLOWS" below.

      Subject as provided above and subject to the limited recourse provisions described below, on each payment date Funding will repay to the issuer principal on the intercompany loan in amounts sufficient to fund (by payment to any swap provider or otherwise) the payments of principal on the notes in the amounts and in the priorities described in "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY AND/OR OCCURRENCE OF A TRIGGER EVENT" or in the relevant amounts and priorities described in any other issuer priority of payments as may apply on that payment date.

      A "CONTROLLED AMORTIZATION AMOUNT" will be due under the intercompany loan on any payment date equal to the aggregate of the controlled amortization amounts due on such date under the notes.

      At the option of the issuer, Funding may be required to prepay the intercompany loan in specified circumstances, including funding any optional redemption of the notes.

ALLOCATION OF LOSSES

      Losses on the mortgage loans that have been allocated to Funding on any date (as described under "THE MORTGAGES TRUST - LOSSES") shall be allocated to the intercompany loan of each issuer on such date according to the following formula:

                                       outstanding principal balance of the
     amount of losses allocated to       intercompany loan of such issuer
     Funding                        x ------------------------------------------
                                      aggregate outstanding principal balance of
                                        the intercompany loans of all issuers

      PROVIDED THAT, for the purposes of the foregoing calculation, the outstanding principal balance of the intercompany loan of any issuer shall be reduced by the principal amount outstanding on such date of any special repayment notes of that issuer.

LIMITED RECOURSE

      Funding will only be obliged to pay amounts to the issuer under the intercompany loan to the extent that it has funds to do so subject to and in accordance with the relevant Funding priority of payments, the rules for the application of Funding available revenue receipts and the rules for the application of Funding available principal receipts described in "CASHFLOWS" below.

      If, on the final repayment date of the intercompany loan, there is a shortfall between the amount required to pay all outstanding interest and/or principal on the notes and the amount available to Funding to pay amounts due under the intercompany loan in respect thereof, then Funding will not be obliged to pay that shortfall to the issuer under the intercompany loan agreement and any claim that the issuer may have against Funding in respect of that shortfall will be extinguished.

      Following enforcement of the Funding security and distribution of the proceeds in accordance with the terms of the Funding deed of charge all outstanding claims of any issuer will be extinguished.

INTERCOMPANY LOAN EVENTS OF DEFAULT

      Each intercompany loan agreement will contain events of default (each, an "INTERCOMPANY LOAN EVENT OF DEFAULT") including, among others, the following events:

      o Funding does not pay any amount payable under the intercompany loan agreement for a period of 5 London business days after such amount has become due and payable in accordance with the terms of the intercompany loan agreement (subject always to the limited recourse provisions set out in the intercompany loan agreement); or

      o Funding does not comply in any material respect with any of its obligations under the transaction documents (except for its payment obligations under the intercompany loan agreement) and, if capable of remedy, such non-compliance is not remedied within 20 London business days of Funding becoming aware of it or of receiving notice from the security trustee requiring it to be remedied; or

      o a representation or warranty of Funding made or repeated in connection with any of the transaction documents is incorrect in any material respect when made or deemed to be made or repeated; or

      o     an insolvency event occurs in relation to Funding; or

      o it is, or becomes, unlawful for Funding to perform its obligations under any of the transaction documents; or

      o the Funding deed of charge is no longer binding or enforceable against Funding or is no longer effective to create the security intended to be created by it.

      If an intercompany loan event of default occurs and is continuing under the intercompany loan agreement or any other intercompany loan agreement, then the security trustee may, by delivery of an intercompany loan enforcement notice to Funding, declare the intercompany loan and each other intercompany loan to be immediately due and payable and/or declare the intercompany loan and each other intercompany loan to be due and payable on demand of the security trustee.

      You should be aware that the non-payment by Funding of any amount due under the intercompany loan agreement in circumstances where Funding does not have sufficient funds available to make the relevant payment to the issuer will not be an intercompany loan event of default. The ability of the issuer to repay the notes will depend, among other things, upon payments received by the issuer from Funding under the intercompany loan agreement. See "RISK FACTORS - FUNDING IS NOT REQUIRED TO MAKE PAYMENTS ON THE INTERCOMPANY LOAN IF IT DOES NOT HAVE ENOUGH MONEY TO DO SO, WHICH COULD ADVERSELY AFFECT THE PAYMENT ON THE NOTES" and "OUR RECOURSE TO FUNDING UNDER THE INTERCOMPANY LOAN IS LIMITED, WHICH COULD ADVERSELY AFFECT THE PAYMENT ON THE NOTES".

OTHER INTERCOMPANY LOAN AGREEMENTS

      Funding has entered into a previous intercompany loan with each of the previous issuers. In addition, new issuers may be established by Funding for the purpose of issuing new notes to investors. The intercompany loan agreement will permit Funding, by written notice to the security trustee and the rating agencies, to enter into a new intercompany loan agreement with a new issuer at any time and to borrow additional money under such new intercompany loan agreement. The drawdown of any new intercompany loan will be financed by the issue of new notes by the new issuer, and will only be permitted if certain conditions precedent are satisfied, including among others:

      o     that the proceeds of the new intercompany loan are used by Funding
            (1) to pay Funding's initial contribution to the mortgages trustee for the Funding share in respect of any new trust property (which amount will be paid to the seller by the mortgages trustee in satisfaction of the initial purchase price for the assignment to the mortgages trustee of new mortgage loans and related security to be assigned to the mortgages trustee pursuant to the mortgage sale agreement) and/or (2) to fund a further contribution to the mortgages trustee in order to increase the Funding share of the trust property and/or (3) to refinance the existing debts of Funding, including the intercompany loan which is funding payments on the notes; and

      o any conditions for such assignment of new loans or such increase in the funding share of the existing trust property or such refinancing (if any) have been or will be satisfied prior to drawdown.

      The previous intercompany loan agreements were, and each new intercompany loan agreement will be, on substantially the same terms as the intercompany loan agreement, except as to the amount advanced, the date that monies were, or are, drawn and the terms for repayment. Each intercompany loan is repayable by Funding from the issuer allocable principal receipts which are allocated to the relevant new issuer. You should note that each intercompany loan agreement is subject to the same general terms and conditions, which are then supplemented by a separate intercompany loan confirmation to provide for the specific terms and conditions of that related intercompany loan. If Funding enters into a new intercompany loan agreement, then the provisions of the intercompany loan agreement that we have entered into with Funding may be varied without our consent to the extent necessary to reflect the terms of that new intercompany loan, provided that no variation shall be made to certain fundamental terms of the intercompany loan, including the payment dates and the limited recourse nature of the intercompany loan, without the prior written consent of the Funding secured creditors and the rating agencies.

FUNDING'S BANK ACCOUNTS

      Funding currently maintains the "FUNDING GIC ACCOUNT" in its name with the account bank to which the Funding reserve fund is credited from time to time. A separate "FUNDING RESERVE LEDGER" is maintained to record amounts standing to the credit of the Funding reserve fund from time to time. Among other things, Funding may use amounts credited to the Funding reserve ledger from time to time to fund issuer reserve funds, if any, in respect of new issuers, to pay the start-up costs in connection with new issuers and to cover losses and shortfalls of any issuers as part of fees payable under the relevant intercompany loan agreement.

      On each distribution date the Funding share of each of the mortgages trustee available revenue receipts and mortgages trustee available principal receipts payable to Funding under the mortgages trust will initially be deposited in the Funding GIC account. On each payment date, amounts required to meet Funding's obligations to its various creditors will, with the consent of the security trustee, be transferred from the Funding GIC account to the "FUNDING TRANSACTION ACCOUNT" and applied by the cash manager in accordance with the relevant Funding priority of payments. Amounts representing Funding's profits will be retained in the Funding transaction account.

      Funding will also establish accounts from time to time to which the reserve funds it holds in respect of the issuer or any new issuer may be credited.

      On the closing date, Funding will establish a reserve account for our benefit (the "FUNDING (GRANITE 02-2) GIC ACCOUNT") in its name with the account bank. On the closing date, the issuer reserve fund will be credited to the Funding (Granite 02-2) GIC account, and a separate "ISSUER RESERVE LEDGER" will be maintained to record amounts standing to the credit of the issuer reserve fund from time to time. If at any time an issuer liquidity reserve fund is required to be established, the issuer liquidity reserve fund will also be credited to the Funding (Granite 02-2) GIC account and a separate "ISSUER

LIQUIDITY RESERVE LEDGER" will be maintained to record amounts standing to the credit of the issuer liquidity reserve fund from time to time. Pursuant to the Funding deed of charge, Funding will grant a security interest to the security trustee in respect of its rights and interest in, and all monies standing to the credit of, the Funding (Granite 02-2) GIC account as security for its obligations to the issuer under the intercompany loan. Subject to certain limitations, Funding will be entitled to utilize monies credited to the issuer reserve ledger and the issuer liquidity reserve ledger to meet certain of its payment obligations to the issuer under the intercompany loan in circumstances where there would otherwise be a deficit as described in "CREDIT STRUCTURE - ISSUER RESERVE FUND" and "CREDIT STRUCTURE - ISSUER LIQUIDITY RESERVE FUND".

                                    CASHFLOWS

DISTRIBUTIONS OF FUNDING AVAILABLE REVENUE RECEIPTS

DEFINITIONS

     "FUNDING AVAILABLE REVENUE RECEIPTS" in respect of any payment date will be calculated by the cash manager on the distribution date immediately preceding such payment date and will be an amount equal to the sum of:

     (1) all mortgages trustee available revenue receipts distributed to Funding during the interest period ending on the relevant payment date;

     (2) other net income of Funding including all amounts of interest received on the Funding GIC account and the Funding transaction account, and/or all income from authorized investments (as defined in the glossary), in each case to be received on or prior to the relevant payment date; and

     (3)  the amount standing to the credit of the Funding reserve ledger,

     PROVIDED THAT for the purpose only of the payments to be made to any issuer on the relevant payment date in respect of the intercompany loan made by that issuer (but not for the purpose of any other payment to be made by Funding on the relevant payment date including any payment in respect of any other intercompany loan made by any other issuer), it shall also include the sum of:


     o the amount standing to the credit of the issuer reserve ledger in respect of that issuer (but not in respect of any other issuer), subject to any limits or conditions on the purposes for which that reserve may be utilized as set out in the Funding deed of charge; and

     o the amount standing to the credit of the issuer liquidity reserve ledger, if any, in respect of that issuer (but not in respect of any other issuer), subject to any limits or conditions of the purposes for which that reserve may be utilized as set out in the Funding deed of charge.

     In the case of the issuer, the limits and conditions on the utilization of the issuer reserve fund and the issuer liquidity reserve fund, if any, are described in "CREDIT STRUCTURE - ISSUER RESERVE FUND" and "CREDIT STRUCTURE - ISSUER LIQUIDITY RESERVE FUND".

     "ISSUER ALLOCABLE REVENUE RECEIPTS" for each issuer will be calculated by the cash manager on the distribution date immediately preceding the relevant payment date and will be an amount for each issuer equal to the sum of:

     (1) the amount calculated by reference to the following formula:

                                         outstanding principal balance of the
      (Funding available revenue           intercompany loan of the issuer
    receipts (excluding all issuer  X  -----------------------------------------
       reserve funds and issuer         aggregate outstanding principal balance
     liquidity reserve funds) - R)      of the intercompany loans of all issuers

     where "R" = the sum of items (A), (B), (C) and (D) of the Funding pre-enforcement revenue priority of payments or, as applicable, the sum of items (A), (B) and (C) of the Funding post-enforcement priority of payments;

     (2) the amount standing to the credit of the issuer reserve ledger in respect of that issuer (but not in respect of any other issuer), subject to any limits or conditions on the purposes for which that reserve may be utilized; and

     (3) the amount standing to the credit of the issuer liquidity reserve ledger, if any, in respect of that issuer (but not in respect of any other issuer), subject to any limits or conditions on the purposes for which that reserve may be utilized.

     As of the closing date the only issuers will be Granite Mortgages 02-2 plc, the first issuer, the second issuer and the third issuer.

RULES FOR APPLICATION OF FUNDING AVAILABLE REVENUE RECEIPTS

     The Funding deed of charge sets out certain rules for the application by Funding, or the cash manager on its behalf, of Funding available revenue receipts on each payment date. The principal rules are as follows:

     (1) Subject as provided in paragraphs (2) through (4) below, the portion of issuer allocable revenue receipts, if any, not required to be applied by the issuer on a payment date to pay interest on the notes, to credit the related issuer principal deficiency ledger or to pay any other costs and expenses due by the issuer on that date pursuant to the relevant issuer priority of payments, together with the portion of issuer allocable revenue receipts relating to all other issuers not required to be so applied by those other issuers on that payment date (excluding any issuer reserve fund or issuer liquidity reserve fund (if any) of any issuer), shall constitute "SHARED ISSUER REVENUE RECEIPTS". Shared issuer revenue receipts will be reallocated by the cash manager and distributed on such payment date among the issuers as payments of interest and fees under the applicable intercompany loans to the extent required to make payments of interest due on notes, to credit the related issuer principal deficiency ledgers and to pay other costs, expenses and third party amounts payable by the issuers under the relevant issuer priority of payments (but excluding principal payable under any intercompany loan). Such reallocation and distribution will continue to be made on such payment date until there are no remaining amounts of shared issuer revenue receipts to be reallocated and distributed on such payment date. If there is more than one issuer that is entitled to shared issuer revenue receipts, then each such issuer will be reallocated a portion of shared issuer revenue receipts equal to:

                                         outstanding principal balance of the
          amount of shared issuer           intercompany loan of the issuer
              revenue receipts     X   -----------------------------------------
                                        aggregate outstanding principal balance
                                       of the intercompany loans of all issuers.

     (2) No issuer shall be entitled to or shall receive any amount of issuer allocable revenue receipts from Funding on a payment date on which such issuer is not required by that issuer to make a payment on that date in accordance with the relevant issuer pre-enforcement revenue priority of payments or other relevant issuer priority of payments which applies to that issuer on that date, and the cash manager will take account of all of the funds which are or will become available to that issuer on that payment date and which constitute issuer available revenue receipts (including any payments due under any swap agreement and any interest or other income received or to be received) for that issuer for the purpose of making this determination.


     (3) Unless and until the intercompany loan of any issuer has been repaid in full and Funding has no further liability under the relevant intercompany loan agreement, amounts standing to the credit of the issuer reserve ledger and the issuer liquidity reserve ledger, if any, established by Funding for that issuer may only be utilized by Funding in making payments due under that issuer's intercompany loan and may not be used in or towards the payment of any other liability of Funding. On the payment date following the repayment in full of the intercompany loan of that issuer and provided that Funding has no further liability in respect of the relevant intercompany loan agreement, any remaining amounts standing to the credit of the issuer reserve ledger and the issuer liquidity reserve ledger, if any, of that issuer will constitute "SHARED ISSUER REVENUE RECEIPTS" for the purpose of paragraph (1) above and may be utilized by Funding in paying any other liability of Funding subject to and in accordance with the relevant Funding priority of payments.

     (4) If on any payment date any issuer allocable revenue receipts and/or any shared issuer revenue receipts are paid to an issuer and are applied by that issuer in reducing any deficiency recorded on the issuer principal deficiency ledger of that issuer (but only to the extent of any deficiency which has arisen as a result of (i) losses on the mortgage loans allocated by Funding to the issuer and/or (ii) the application of Funding available principal receipts to fund the issuer liquidity reserve fund of the issuer but not as a result of any other principal deficiency of the issuer), then the issuer allocable revenue receipts and/or shared issuer revenue receipts so applied shall constitute repayments of principal under the relevant intercompany loan and shall reduce the outstanding principal balance of that intercompany loan accordingly.

DISTRIBUTION OF FUNDING AVAILABLE REVENUE PRIOR TO ENFORCEMENT OF
THE FUNDING SECURITY

     This section sets out the order of priority of payments of Funding available revenue receipts as at the closing date.

     On each payment date or, in respect of amounts due to third parties by Funding under paragraph (B), when due, prior to enforcement of the Funding security, the cash manager will, subject to the rules for application of Funding available revenue receipts, apply Funding available revenue receipts in the following order of priority (the "FUNDING PRE-ENFORCEMENT REVENUE PRIORITY OF PAYMENTS"):

     (A) first, to pay amounts due to the security trustee (together with interest and (to the extent not already inclusive) VAT on those amounts) and to provide for any amounts due or to become due during the following interest period to the security trustee, under the Funding deed of charge or any other transaction document;

     (B) second, to pay amounts due to any third party creditors of Funding (other than those referred to later in this order of priority of payments or in the Funding pre-enforcement principal priority of payments) of which the cash manager has notice prior to the relevant payment date, which amounts have been incurred without breach by Funding of the transaction documents to which it is a party (and for which payment has not been provided for elsewhere) and to provide for any such amounts expected to become due and payable by Funding during the following interest period and to pay or discharge any liability of Funding for corporation tax on any chargeable income or gain of Funding;


     (C) third, towards payment of amounts due to the cash manager under the cash management agreement (together with (to the extent not already inclusive) VAT on those amounts);

     (D) fourth, in no order of priority between them, but in proportion to the respective amounts due, towards payment of amounts, if any, due to the account bank under the terms of the bank account agreement and to the corporate services provider under the corporate services agreement;

     (E) fifth, to pay, in no order of priority between them, but in proportion to the respective amounts due, to each issuer an amount up to its issuer allocable revenue receipts in respect of interest and fees due on that issuer's intercompany loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the issuer pre-liquidity payments for that issuer. "ISSUER PRE-LIQUIDITY PAYMENTS" means, in the case of the issuer, the payments set out in items (A) through (G) under "- DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY" (or the relevant payments in the equivalent items under such other issuer priority of payments as may apply to the issuer on that payment date) and, in the case of any other issuer, the payment(s) identified as such for that other issuer;

     (F) sixth, to pay, in no order of priority between them, but in proportion to the respective amounts due, such amount for each issuer up to its issuer allocable revenue receipts as is necessary to replenish the issuer liquidity reserve fund, if any, established in respect of that issuer up to the issuer liquidity reserve required amount (in the case of the issuer, as defined in "CREDIT STRUCTURE - ISSUER LIQUIDITY RESERVE FUND") (but only to the extent that monies have been drawn from the relevant issuer liquidity reserve fund to pay interest and fees due under the relevant intercompany loan and only to replenish the issuer liquidity reserve fund of an issuer to the extent that there are class A notes issued by such issuer outstanding on such payment date);

     (G) seventh, to pay, in no order of priority between them, but in proportion to the respective amounts due, to each issuer an amount up to its issuer allocable revenue receipts in respect of interest and fees due on that issuer's intercompany loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the issuer post-liquidity payments for that issuer. "ISSUER POST-LIQUIDITY PAYMENTS" means, in the case of the issuer, the payments set out in items (H) through (J) under "- DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY" (or the relevant payments in the equivalent items under such other issuer priority of payments as may apply to the issuer on that payment date) and in the case of any new issuer the payment(s) identified as such for that new issuer;

     (H) eighth, to pay in no order of priority between them, but in proportion to the respective amounts due, such amount for each issuer up to its issuer allocable revenue receipts as is necessary to fund the issuer reserve fund established in respect of that issuer up to the issuer reserve required amount (in the case of the issuer, as defined in "CREDIT STRUCTURE - ISSUER RESERVE FUND") or to replenish such issuer reserve fund up to the related issuer reserve required amount (to the extent that monies have been drawn from such issuer reserve fund to pay interest and fees under the relevant intercompany loan);

     (I) ninth, to pay, in no order of priority between them, but in proportion to the respective amounts due, to each issuer an amount up to its issuer allocable revenue receipts in respect of interest, principal (in the case of the special repayment notes) and fees due on that issuer's intercompany loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the issuer pre-reserve payments for that issuer. "ISSUER PRE-RESERVE PAYMENTS" means the relevant payments in the items under such other issuer priority of payments as may apply to such other issuer on that payment date) and in the case of any new issuer the payment(s) identified as such for that new issuer;

     (J) tenth, in no order of priority between them in proportion to the respective amounts due, from each issuer's allocable revenue receipts, to credit the Funding reserve ledger in an amount up to the Funding reserve required amount (as defined in "CREDIT STRUCTURE - FUNDING RESERVE FUND");

     (K) eleventh, to pay, to each issuer in no order of priority between them, but in proportion to the respective amounts due, an amount up to its issuer allocable revenue receipts in respect of interest and fees due on that issuer's intercompany loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the issuer post-reserve payments for that issuer. "ISSUER POST-RESERVE PAYMENTS" means, in the case of the issuer, the payments set out in item (K) under "- DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY" (or the relevant payments in the equivalent items under such other issuer priority of payments as may apply to the issuer on that payment date) and in the case of any new issuer the payment(s) identified as such for that issuer;

     (L) twelfth, in no order of priority between them, but in proportion to the respective amounts due, from issuer allocable revenue receipts, towards payment of interest and principal amounts due to each start-up loan provider under the relevant start-up loan agreement;

     (M) thirteenth, to pay each issuer, in no order of priority between them but in proportion to the respective amounts due, an amount up to its issuer allocable revenue receipts in respect of interest and fees and any other amount (if any) due on that issuer's intercompany loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the issuer post start-up payments for that issuer. "ISSUER POST START-UP PAYMENTS" means, in the case of the issuer, the payments set out in items (L) and (M) under "- DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY" (or the relevant payments in the equivalent items under such other issuer priority of payments as may apply to the issuer on that payment date) and in the case of any new issuer the payment(s) identified as such for that issuer;

     (N) fourteenth, to the extent required, to apply all shared issuer revenue receipts in the priorities set forth in items (E) through (M) above;

     (O) fifteenth, towards payment to Funding of an amount equal to 0.01% per annum of the Funding available revenue receipts, which amount will be retained by Funding as profit, less corporation tax in respect of those profits provided for or paid at item (B) above;

     (P) sixteenth, towards payment of any deferred contribution due to the mortgages trustee pursuant to the terms of the mortgages trust deed; and

     (Q) last, towards payment to the shareholders of Funding of any dividend declared by Funding,

      PROVIDED THAT no amount will be applied in replenishing any of the reserve funds held by Funding in respect of an issuer under paragraphs (F) and/or (H) above following an enforcement of the issuer security relating to that issuer.

DISTRIBUTION OF ISSUER AVAILABLE RECEIPTS PRIOR TO ENFORCEMENT OF
THE ISSUER SECURITY

DEFINITION OF ISSUER AVAILABLE REVENUE RECEIPTS

      "ISSUER AVAILABLE REVENUE RECEIPTS" for the issuer in respect of any payment date will be calculated by the issuer cash manager on the distribution date immediately preceding that payment date and will be an amount equal to the sum of:

     o interest, fees and any other amount (excluding principal) paid by Funding on the relevant payment date in respect of the intercompany loan;

     o amounts received by the issuer under or in accordance with the swap agreements (other than any early termination amounts received by the issuer under the swap agreements);

     o interest payable on the issuer transaction account and any income from authorized investments (as defined in the glossary), in either case which has been or will be received on or before the relevant payment date; and

     o (only to the extent required after making the calculation set out below) the aggregate of all principal amounts (if any) repaid by Funding to the issuer under the intercompany loan on the relevant payment date which are to be applied on the relevant payment date to pay items (A) through (E), (G) and/or (I) of the issuer pre-enforcement revenue priority of payments.

     On each distribution date the issuer cash manager will calculate whether there will be an excess or a deficit of issuer available revenue receipts to pay items (A) through (O) of the issuer pre-enforcement revenue priority of payments (after taking account of shared issuer revenue receipts, if any, available therefor).

     Subject as provided below, if there is a deficit in the amount of issuer available revenue receipts to pay items (A) through (E), (G) and (I) of the issuer pre-enforcement revenue priority of payments, then the issuer cash manager shall pay or provide for that deficit by applying amounts which constitute issuer allocable principal receipts, if any, paid to the issuer and the issuer cash manager shall make a corresponding entry in the issuer principal deficiency ledger, as described in "CREDIT STRUCTURE". Issuer allocable principal receipts may not, however, be used to pay interest to any class of notes if the application of that interest by the relevant issuer would create or increase a principal deficiency in respect of a higher-ranking class of notes issued by such issuer.

DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY

     The issuer cash management agreement sets out the order of priority of distribution by the issuer cash manager, prior to the enforcement of the issuer security, of issuer available revenue receipts on each payment date. As at the closing date, the order of priority will be as described in this section.

     As used in this prospectus, "DOLLAR CURRENCY SWAP PROVIDER DEFAULT" means the occurrence of an event of default or downgrade termination event (as defined in the relevant dollar currency swap agreement) where the dollar currency swap provider is the defaulting party or the affected party (as defined in the relevant dollar currency swap agreement). The term "EURO CURRENCY SWAP PROVIDER DEFAULT" means the occurrence of an event of default or downgrade termination event (as defined in the relevant euro currency swap agreement) where the euro currency swap provider is the defaulting party or the affected party (as defined in the relevant euro currency swap agreement). The term "BASIS RATE SWAP PROVIDER DEFAULT" means the occurrence of an event of default or downgrade termination event (as defined in the basis rate swap agreement) where the basis rate swap provider is the defaulting party or the affected party (as defined in the basis rate swap agreement). As used in this prospectus, "ISSUER SWAP PROVIDER DEFAULT" means the occurrence of either a dollar currency swap provider default, a euro currency swap provider default or a basis rate swap provider default and "ISSUER SWAP DEFAULT" means the occurrence of an event of default (as defined in the relevant swap agreement) where the issuer is the defaulting party (as defined in the relevant swap agreement).

     On (i) each payment date or (ii) the date when due in respect of amounts due to third parties under paragraph (C) below, the issuer cash manager will apply issuer available revenue receipts in the following order of priority (the "ISSUER PRE-ENFORCEMENT REVENUE PRIORITY OF PAYMENTS"):

     (A) first, to pay amounts due to the note trustee, together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due or to become due during the following interest period to the note trustee, under the trust deed, the issuer deed of charge or any other transaction document;

     (B) second, in no order of priority between them but in proportion to the respective amounts due, to pay amounts due to the agent bank, the paying agents, the transfer agent and the registrar together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any costs, charges, liabilities and expenses due or to become due during the following interest period to the agent bank, the paying agents, the transfer agent and the registrar, under the paying agent and agent bank agreement;

     (C) third, to pay amounts due to any third party creditors of the issuer (other than those referred to later in this order of priority of payments or in the issuer pre-enforcement principal priority of payments), of which the issuer cash manager has notice prior to the relevant payment date, which amounts have been incurred without breach by the issuer of the transaction documents to which it is a party and for which payment has not been provided for elsewhere and to provide for any such amounts expected to become due and payable during the following interest period by the issuer and to pay or discharge any liability of the issuer for corporation tax on any chargeable income or gain of the issuer;

     (D) fourth, in no order or priority between them but in proportion to the respective amounts due, to pay amounts due to the issuer cash manager under the issuer cash management agreement, the corporate services provider under the corporate services agreement and the issuer account bank under the issuer bank account agreement together with (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due, or to become due in the immediately succeeding interest period, to the issuer cash manager under the issuer cash management agreement, to the corporate services provider under the corporate services agreement and to the issuer account bank under the issuer bank account agreement;

     (E) fifth, in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts (including such part of any termination payment) due to the basis rate swap provider (except for any termination payment or any part thereof due and payable to the basis rate swap provider as a result of a basis rate swap provider default, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the basis rate swap and applied in accordance with this order of priority of payments);

          o amounts due in respect of interest and such part of any termination payment due to the series 1 class A1 dollar currency swap provider under the series 1 class A1 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A1 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of interest from the series 1 class A1 dollar currency swap provider to pay interest due or overdue on the series 1 class A1 notes to the holders of the series 1 class A1 notes;

          o amounts due in respect of interest and such part of any termination payment due to the series 1 class A2 dollar currency swap provider under the series 1 class A2 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A2 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of interest from the series 1 class A2 dollar currency swap provider to pay interest due or overdue on the series 1 class A2 notes to the holders of the series 1 class A2 notes;

          o amounts due in respect of interest and such part of any termination payment due to the series 2 class A euro currency swap provider under the series 2 class A euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class A euro currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of interest from the series 2 class A euro currency swap provider to pay interest due or overdue on the series 2 class A notes to the holders of the series 2 class A notes; and

          o amounts due to pay interest due or overdue on the series 3 class A notes to the holders of the series 3 class A notes;

     (F) sixth, towards a credit to the principal deficiency sub ledger for the class A notes in an amount up to the amount necessary to eliminate any debit on that ledger;

     (G) seventh, in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts due in respect of interest and such part of any termination payment due to the series 1 class B dollar currency swap provider under the series 1 class B dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class B dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of interest from the series 1 class B dollar currency swap provider to pay interest due or overdue on the series 1 class B notes to the holders of the series 1 class B notes;

          o amounts due in respect of interest and such part of any termination payment due to the series 2 class B euro currency swap provider under the series 2 class B euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class B euro currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of interest from the series 2 class B euro currency swap provider to pay interest due or overdue on the series 2 class B notes to the holders of the series 2 class B notes; and

          o amounts due to pay interest due or overdue on the series 3 class B notes to the holders of the series 3 class B notes;

     (H) eighth, towards a credit to the principal deficiency sub ledger for the class B notes in an amount up to the amount necessary to eliminate any debit on that ledger;

     (I) ninth, in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts due in respect of interest and such part of any termination payment due to the series 1 class C dollar currency swap provider under the series 1 class C dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class C dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of interest from the series 1 class C dollar currency swap provider to pay interest due or overdue on the series 1 class C notes to the holders of the series 1 class C notes;

          o amounts due in respect of interest and such part of any termination payment due to the series 2 class C euro currency swap provider under the series 2 class C euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class C euro currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of interest from the series 2 class C euro currency swap provider to pay interest due or overdue on the series 2 class C notes to the holders of the series 2 class C notes; and

          o amounts due to pay interest due or overdue on the series 3 class C notes to the holders of the series 3 class C notes;

     (J) tenth, towards a credit to the principal deficiency sub ledger for the class C notes in an amount up to the amount necessary to eliminate any debit on that ledger;

     (K) eleventh, in no order of priority between them but in proportion to the respective amounts due, to pay any termination payment to:

          o the basis rate swap provider following a basis rate swap provider default;

          o the dollar currency swap provider following a dollar currency swap provider default; and

          o the euro currency swap provider following a euro currency swap provider default;

     (L) twelfth, to pay to the issuer an amount equal to 0.01% per annum of the interest received under the intercompany loan, which will be retained by the issuer as profit, less corporation tax in respect of those profits provided for or paid at item (C) above; and

     (M) last, to pay to shareholders of the issuer any dividend declared by the issuer.

DISTRIBUTION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS PRIOR TO THE ENFORCEMENT OF THE FUNDING SECURITY

DEFINITION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS

     "FUNDING AVAILABLE PRINCIPAL RECEIPTS" in respect of any payment date will be calculated by the cash manager or otherwise on behalf of Funding (or, following enforcement of the Funding security, the security trustee) on the distribution date immediately preceding that payment date and will be an amount equal to the sum of all Funding principal receipts received by Funding from the mortgages trustee during the interest period ending on the relevant payment date provided that, subject as provided otherwise, for the purpose only of determining the amount of Funding available principal receipts which may be allocated and paid to any issuer following an enforcement of the issuer security relating to that issuer, it may also include:

     o the aggregate of any amounts standing to the credit of the issuer liquidity reserve ledger, if any, and the issuer reserve ledger of that issuer remaining on that payment date after the application of such reserve funds in accordance with the Funding pre-enforcement revenue priority of payments; and

     o in certain circumstances (as described below) that issuer's portion of any shared issuer principal receipts for the relevant payment date.

RULES FOR APPLICATION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS

     The Funding deed of charge sets out certain rules for the application by Funding, or the cash manager on its behalf, of Funding available principal receipts on each payment date. The principal rules are as follows:

     (1) On the distribution date immediately preceding such payment date, the cash manager will calculate the "ISSUER ALLOCABLE PRINCIPAL RECEIPTS" for each issuer in respect of the relevant payment date which, subject as provided in paragraphs (2) through (7) below, is for any issuer an amount which is equal to the lesser of:

          (a) (only if relevant) the principal amount due on the intercompany loan of such issuer which is an amount equal to the controlled amortization amount due, if any, on the payment date immediately succeeding such distribution date; and

          (b)  an amount equal to:

                                          outstanding principal balance on such
               Funding available               issuer's intercompany loan
               principal receipts    X   ---------------------------------------
                                         aggregate outstanding principal balance
                                                 all intercompany loans

     PROVIDED THAT:

     o subject as provided in paragraphs (2) through (7) below, for the purpose only of determining the amount of issuer allocable principal receipts which may be allocated and paid to that issuer (but not to any other issuer) in accordance with this paragraph (1), following an enforcement of the issuer security relating to that issuer the amount so determined may be increased to the extent of the aggregate of any amounts standing to the credit of the issuer liquidity reserve ledger, if any, and the issuer reserve ledger of that issuer remaining on that payment date after the application of such reserve funds in accordance with the Funding pre-enforcement revenue priority of payments; and

     o for the purpose of determining the amount of shared issuer principal receipts in accordance with paragraph (6) below, issuer allocable principal receipts shall be an amount equal to the amount calculated in accordance with paragraph (1)(b) above only and paragraph (1)(a) above shall not apply.

     (2) If the notes of any issuer have become immediately due and payable as a result of the service of a note enforcement notice or if the intercompany loan of any issuer and the other intercompany loans of any other issuers have become immediately due and payable as a result of the service of an intercompany loan enforcement notice or otherwise on any payment date following the occurrence of any trigger event, principal payments in respect of any intercompany loan may be made in excess of any controlled amortization amount and paragraph (1)(a) above shall no longer apply in relation to that issuer and the amount of issuer allocable principal receipts payable to that issuer on the relevant payment date may not exceed the amount determined under paragraph (1)(b) above but subject always to any increase in that amount as a result of the utilization of the issuer reserve fund and the issuer liquidity reserve fund (if any) following enforcement of the issuer security relating to that issuer as provided in that paragraph.

     (3) For the purpose of determining the amount of issuer allocable principal receipts and/or shared issuer principal receipts which may be paid to any issuer on a payment date pursuant to paragraph (1) above or paragraph (6) below, the outstanding principal balance of that intercompany loan shall be deemed to be reduced by the amount of:
          (a) any deficiency recorded on the issuer principal deficiency ledger of that issuer as at such payment date, but only to the extent that such deficiency has arisen as a result of (i) losses on the mortgage loans allocated by Funding to that issuer and/or (ii) the application of Funding available principal receipts to fund the issuer liquidity reserve fund of that issuer but not as a result of any other principal deficiency of that issuer; and (b) the outstanding principal balance as of such payment date of any special repayment notes issued by that issuer.

     (4) The amount of Funding available principal receipts payable to each issuer on a payment date will be reduced by an amount equal to the aggregate of the issuer available revenue receipts of that issuer which are to be applied on that payment date in reducing deficiencies recorded on the issuer principal deficiency ledgers, but only to the extent that the issuer available revenue receipts which are to be so applied on that payment date would not otherwise be payable as principal on the relevant notes on such payment date.

     (5) No issuer shall be entitled to, or shall receive on a payment date, any amount of issuer allocable principal receipts from Funding which is not required by that issuer to make a payment on that date in accordance with the relevant issuer pre-enforcement principal priority of payments or otherwise to make a payment of principal on the notes.

     (6) The portion of issuer allocable principal receipts (calculated in accordance with paragraph (1)(b) above), if any, not required to be applied by the issuer to pay principal on the notes on a payment date together with the portion of issuer allocable principal receipts relating to all other issuers not required to be so applied by such other issuers (or otherwise required to be set aside by Funding for any issuer) on that payment date (excluding the amount of any issuer reserve fund or issuer liquidity reserve fund (if any) of any issuer) shall constitute "SHARED ISSUER PRINCIPAL RECEIPTS". Shared issuer principal receipts will be reallocated by the cash manager and distributed on such payment date among the issuers as payments of principal under the applicable intercompany loans to the extent required to make payments of principal due on the relevant notes. Such reallocation and distribution will continue to be made on such payment date until there are no remaining amounts of shared issuer principal receipts to be reallocated and distributed on such payment date. Save as provided in paragraph (2) above, if there is more than one issuer that is entitled to shared issuer principal receipts, then each such issuer will be reallocated a portion of the shared issuer principal receipts equal to:

                                         outstanding principal balance of the
          amount of shared issuer           intercompany loan of the issuer
          principal receipts       X    ---------------------------------------
                                        aggregate outstanding principal balance
                                        of the intercompany loans of all issuers

     (7) The repayment of any intercompany loan prior to the occurrence of a trigger event, enforcement of the issuer security by the note trustee under the issuer deed of charge or enforcement of the Funding security by the security trustee under the Funding deed of charge will be made in accordance with the terms of the relevant intercompany loan agreement.

DISTRIBUTION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE FUNDING SECURITY

     This section sets out the order of priority of payments of Funding available principal receipts as at the closing date.

     On each payment date prior to enforcement of the Funding security, the cash manager will, subject to the rules for application of Funding available principal receipts, apply Funding available principal receipts in the following order of priority (the "FUNDING PRE-ENFORCEMENT PRINCIPAL PRIORITY OF PAYMENTS"):

     (A) first, to fund (either initially or to replenish, as the case may be) the issuer liquidity reserve fund, if any, of each issuer up to the issuer liquidity reserve required amount but only from and to the extent of the issuer allocable principal receipts for that issuer;

     (B) second, to pay to (or, if required under that issuer's intercompany loan, set aside for) each issuer an amount up to its issuer allocable principal receipts in respect of principal due (or, if required under that issuer's intercompany loan, to become due) on that issuer's intercompany loan, which shall be an amount up to the aggregate amount of, and shall be applied in the amounts and priorities set forth in, the issuer principal payments for that issuer. "ISSUER PRINCIPAL PAYMENTS" means, in relation to the issuer, the payments set forth in items (A) through (E) under "- DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY AND/OR OCCURRENCE OF A TRIGGER EVENT" or the relevant payments set forth in the equivalent items in such other issuer priority of payments as may be applicable to the issuer on that payment date and in relation to any new issuer the payment(s) identified as such for that new issuer; and

     (C) last, to pay to (or, if required under that issuer's intercompany loan, set aside for) each issuer an amount up to its allocable portion of shared issuer principal receipts in respect of principal due (or, if required under that issuer's intercompany loan, to become due) on that issuer's intercompany loan, which in the case of the issuer shall be an amount up to the aggregate amount of, and shall be applied in the amounts and priorities set forth in, the issuer principal payments for that issuer until there are no remaining Funding available principal receipts on such payment date,

     PROVIDED THAT no amount will be applied in replenishing the issuer liquidity reserve fund held by the Funding in respect of an issuer under paragraph (A) above following an enforcement of the issuer security relating to that issuer.

DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS

DEFINITION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS

     Prior to enforcement of the issuer security, "ISSUER AVAILABLE PRINCIPAL RECEIPTS" for the issuer in respect of any payment date will be calculated by the issuer cash manager on the distribution date immediately preceding that payment date and will be an amount equal to the sum of:

     o all principal amounts repaid by Funding to the issuer under the intercompany loan during the period from (but excluding) the immediately preceding payment date to (and including) that payment date; and

     o all issuer available revenue receipts which are to be applied on that payment date to credit any issuer principal deficiency ledger for any class of notes issued by such issuer;

     less

     o the aggregate of all principal amounts (if any) repaid by Funding to the issuer under the intercompany loan on the relevant payment date which are to be applied on that date to pay items (A) through (E), (G) or (I) of the issuer pre-enforcement revenue priority of payments.

DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY AND/OR THE OCCURRENCE OF A TRIGGER EVENT

     Prior to enforcement of the issuer security, and/or the occurrence of a trigger event, the issuer, or the issuer cash manager on its behalf, will apply any issuer available principal receipts on each payment date in the following manner (the "ISSUER PRE-ENFORCEMENT PRINCIPAL PRIORITY OF PAYMENTS"):

     (A) first, amounts due in respect of principal and such part of any termination payment due to the series 1 class A1 dollar currency swap provider under the series 1 class A1 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A1 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of principal from the series 1 class A1 dollar currency swap provider to pay up to the series 1 class A1 controlled amortization amount to the holders of the series 1 class A1 notes;

     (B) second, in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts due in respect of principal and such part of any termination payment due to the series 1 class A2 dollar currency swap provider under the series 1 class A2 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A2 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of principal from the series 1 class A2 dollar currency swap provider to pay up to the series 1 class A2 controlled amortization amount to the holders of the series 1 class A2 notes; and

          o amounts due in respect of principal and such part of any termination payment due to the series 2 class A euro currency swap provider under the series 2 class A euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class A euro currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of principal from the series 2 class A euro currency swap provider to pay up to the series 2 class A controlled amortization amount to the holders of the series 2 class A notes;

     (C) third, up to the series 3 class A controlled amortization amount to the holders of the series 3 class A notes;

     (D) fourth, provided that the issuer reserve requirement, the issuer arrears test and the subordinated principal test are satisfied on such payment date (or, if any of the issuer reserve requirement, the issuer arrears test and the subordinated principal test are not satisfied on such payment date, but the class A notes have been repaid in full), in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts due in respect of principal and such part of any termination payment due to the series 1 class B dollar currency swap provider under the series 1 class B dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class B dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of principal from the series 1 class B dollar currency swap provider to pay up to the series 1 class B controlled amortization amount to the holders of the series 1 class B notes;

          o amounts due in respect of principal and such part of any termination payment due to the series 2 class B euro currency swap provider under the series 2 class B euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class B euro currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of principal from the series 2 class B euro currency swap provider to pay up to the series 2 class B controlled amortization amount to the holders of the series 2 class B notes; and

          o up to the series 3 class B controlled amortization amount to the holders of the series 3 class B notes; and

     (E) last, provided that the issuer reserve requirement, the issuer arrears test and the subordinated principal test are satisfied on such payment date (or, if any of the issuer reserve requirement, the issuer arrears test and the subordinated principal test are not satisfied on such payment date, but the class A notes have been repaid in full), to pay:

          o amounts due in respect of principal and such part of any termination payment due to the series 1 class C dollar currency swap provider (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that dollar currency swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class C dollar currency swap and applied in accordance with this order of priority of payments) under the series 1 class C dollar currency swap and from amounts received in respect of principal from the series 1 class C dollar currency swap provider to pay up to the series 1 class C controlled amortization amount to the holders of the series 1 class C notes;

          o amounts due in respect of principal and such part of any termination payment due to the series 2 class C euro currency swap provider under the series 2 class C euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class C euro currency swap and applied in accordance with this order of priority of payments) and from amounts received in respect of principal from the series 2 class C euro currency swap provider to pay up to the series 2 class C controlled amortization amount to the holders of the series 2 class C notes; and

          o up to the series 3 class C controlled amortization amount to the holders of the series 3 class C notes.

     The "ISSUER ARREARS TEST" is satisfied on a payment date if the issuer or the issuer cash manager on its behalf calculates on the distribution date immediately preceding that payment date that, as of the last day of the trust calculation period immediately preceding that distribution date (i) the aggregate current balance of the mortgage loans which are then in arrears for at least 3 months is less than 4% of the aggregate current balance of all mortgage loans, unless the rating agencies have confirmed that the then current ratings of the notes will not be adversely affected by the issuer arrears test not having been met; and (ii) the aggregate interest arrears in respect of all the mortgage loans in the mortgages trust as a percentage of the aggregate gross interest due on all mortgage loans during the previous 12 months does not exceed 2%, or such other percentage as is then acceptable to the then current rating agencies at such time.

     The "ISSUER RESERVE REQUIREMENT" is satisfied on a payment date if, after taking account of the application of any Funding available revenue receipts to the credit of the issuer reserve fund ledger, the amount of funds in the issuer reserve fund is equal to the issuer reserve required amount.

     The "SUBORDINATED PRINCIPAL TEST" is satisfied if both of the following conditions are met:

     o on any payment date occurring on or after the fourth anniversary of the closing date; and

     o    on any payment date on which:

          o the percentage equal to the aggregate principal amount outstanding of the class B notes and the class C notes as at that payment date as a percentage of the aggregate principal amount outstanding of the notes as at that payment date is greater than

          o the product of (i) 2 and (ii) the percentage equal to the aggregate principal amount outstanding of the class B notes and the class C notes as at the closing date as a percentage of the aggregate principal amount outstanding of the notes as at the closing date.

     The purpose of the subordinated principal test is to ensure that there is a sufficient level of credit enhancement provided to the class A notes by the class B notes and the class C notes while the notes are outstanding.

       The "CONTROLLED AMORTIZATION AMOUNT" for each series and/or class of notes of the issuer for any payment date set forth below is an amount equal to the amount which the issuer would be required to repay in respect of such class of notes so that on that payment date the aggregate principal amount outstanding of such class of notes has been reduced to (but is not less than) the stated amount or "TARGET BALANCE" set out in the following table:


PAYMENT
DATE         (POUND)/($*) TARGET             (POUND)/($*) TARGET             (POUND)/($*) TARGET           (POUND)/($*) TARGET
OCCURRING    BALANCE FOR SERIES 1            BALANCE FOR SERIES 1            BALANCE FOR SERIES 1          BALANCE FOR SERIES 1
IN:             CLASS A1 NOTES                  CLASS A2 NOTES                  CLASS B NOTES                 CLASS C NOTES
          ---------------------------    -----------------------------    --------------------------    --------------------------
             (POUND)                $       (POUND)                  $       (POUND)               $       (POUND)               $
          ----------    -------------    ----------    ---------------    ----------    ------------    ----------    ------------
Jan 2003  311,688,312     480,000,000   746,753,247    1,150,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Apr 2003  201,298,701     310,000,000   746,753,247    1,150,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jul 2003  100,649,351     155,000,000   746,753,247    1,150,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Oct 2003            0               0   737,012,987    1,135,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jan 2004            0               0   701,298,701    1,080,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Apr 2004            0               0   652,597,403    1,005,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jul 2004            0               0   610,389,610      940,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Oct 2004            0               0   568,181,818      875,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jan 2005            0               0   525,974,026      810,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Apr 2005            0               0   487,012,987      750,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jul 2005            0               0   451,298,701      695,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Oct 2005            0               0   415,584,416      640,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jan 2006            0               0   366,883,117      565,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Apr 2006            0               0   321,428,571      495,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jul 2006            0               0   282,467,532      435,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Oct 2006            0               0   240,259,740      370,000,000      38,961,039     60,000,000     57,142,857       88,000,000
Jan 2007            0               0   207,792,208      320,000,000      35,714,286     55,000,000     53,571,429       82,500,000
Apr 2007            0               0   178,571,429      275,000,000      33,116,883     51,000,000     48,701,299       75,000,000
Jul 2007            0               0   149,350,649      230,000,000      30,844,156     47,500,000     45,454,545       70,000,000
Oct 2007            0               0   123,376,623      190,000,000      27,597,403     42,500,000     42,207,792       65,000,000
Jan 2008            0               0    97,402,597      150,000,000      25,974,026     40,000,000     37,337,662       57,500,000
----------
 *   The target balances for the series 1 class A notes which are stated in US dollars in the above table have been calculated based upon the dollar currency swap rate under the dollar currency swaps for the series 1 class A notes of (pound)1 = $1.54


PAYMENT
DATE       (POUND)/(E*) TARGET BALANCE    (POUND)/(E*) TARGET BALANCE   (POUND)/(E*) TARGET BALANCE
OCCURRING         FOR SERIES 2                    FOR SERIES 2                  FOR SERIES 2
IN:               CLASS A NOTES                   CLASS B NOTES                 CLASS C NOTES
          -----------------------------    --------------------------    --------------------------
             (POUND)                  E       (POUND)               E       (POUND)               E
          ----------    ---------------    ----------    ------------    ----------    ------------
Jan 2003  700,636,943   1,100,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Apr 2003  700,636,943   1,100,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jul 2003  700,636,943   1,100,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Oct 2003  691,082,803   1,085,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jan 2004  656,050,955   1,030,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Apr 2004  614,649,682     965,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jul 2004  573,248,408     900,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Oct 2004  531,847,134     835,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jan 2005  493,630,573     775,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Apr 2005  458,598,726     720,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jul 2005  423,566,879     665,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Oct 2005  388,535,032     610,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jan 2006  343,949,045     540,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Apr 2006  302,547,771     475,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jul 2006  261,146,497     410,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Oct 2006  226,114,650     355,000,000      26,114,650    41,000,000      33,757,962     53,000,000
Jan 2007  194,267,516     305,000,000      23,885,350    37,500,000      31,210,191     49,000,000
Apr 2007  168,789,809     265,000,000      22,292,994    35,000,000      28,662,420     45,000,000
Jul 2007  140,127,389     220,000,000      20,700,637    32,500,000      27,070,064     42,500,000
Oct 2007  114,649,682     180,000,000      18,949,045    29,750,000      25,477,707     40,000,000
Jan 2008   92,356,688     145,000,000      17,197,452    27,000,000      22,292,994     35,000,000
----------
*    The target balances for the series 2 notes which are stated in euro in the above table have been calculated based upon the euro currency swap rate under the euro currency swaps for the series 2 notes of (pound)1 = (euro)1.57.

                              (POUND) TARGET BALANCE  (POUND) TARGET BALANCE  (POUND) TARGET BALANCE
                                   FOR SERIES 3            FOR SERIES 3           FOR SERIES 3
PAYMENT DATE OCCURRING IN:         CLASS A NOTES           CLASS B NOTES          CLASS C NOTES
                              ----------------------  ----------------------  ---------------------
                                         (POUND)                (POUND)                (POUND)
                                   -------------           ------------           ------------
Jan 2003                           665,000,000             25,000,000             33,000,000
Apr 2003                           665,000,000             25,000,000             33,000,000
Jul 2003                           665,000,000             25,000,000             33,000,000
Oct 2003                           665,000,000             25,000,000             33,000,000
Jan 2004                           665,000,000             25,000,000             33,000,000
Apr 2004                           665,000,000             25,000,000             33,000,000
Jul 2004                           665,000,000             25,000,000             33,000,000
Oct 2004                           665,000,000             25,000,000             33,000,000
Jan 2005                           665,000,000             25,000,000             33,000,000
Apr 2005                           665,000,000             25,000,000             33,000,000
Jul 2005                           665,000,000             25,000,000             33,000,000
Oct 2005                           665,000,000             25,000,000             33,000,000
Jan 2006                           665,000,000             25,000,000             33,000,000
Apr 2006                           665,000,000             25,000,000             33,000,000
Jul 2006                           665,000,000             25,000,000             33,000,000
Oct 2006                           665,000,000             25,000,000             33,000,000
Jan 2007                           665,000,000             25,000,000             33,000,000
Apr 2007                           665,000,000             25,000,000             33,000,000
Jul 2007                           665,000,000             25,000,000             33,000,000
Oct 2007                           665,000,000             25,000,000             33,000,000
Jan 2008                           665,000,000             25,000,000             33,000,000

     Notwithstanding the foregoing, on the payment date immediately following the step-up date in respect of the issuer and on each payment date thereafter:

     (1)  the target balance for the series 1 class A1 notes will be zero; and

     (2) the target balances for each other class of notes will be an amount equal to the greater of:

          (a)  zero, and

          (b) the aggregate principal amount outstanding on that class of notes as at the immediately preceding payment date (after taking into account principal payments on such payment date) less an amount equal to the product of:

               (i) the product of (A) the sum of the mortgages trustee principal receipts for each distribution date since the immediately preceding payment date, and (B) the Funding share percentage or, as applicable, the weighted average Funding share percentage applicable as at the later to occur of the immediately preceding assignment date and the immediately preceding distribution date; and

               (ii) the quotient of (A) the outstanding principal balance of the issuer's intercompany loan as at the immediately preceding payment date (after taking into account principal payments on such payment date) less the aggregate of amounts recorded on the principal deficiency ledger of the issuer, divided by
                    (B) the aggregate outstanding principal balance on all intercompany loans as at the immediately preceding payment date (after taking into account principal payments on such payment date) less the sum of (1) the aggregate outstanding principal balance of all special repayment notes and (2) the aggregate of amounts recorded on the principal deficiency ledgers of all issuers; and

              (iii) the quotient of (A) the aggregate principal amount
                    outstanding on that class of notes as at the immediately preceding payment date (after taking into account principal payments on such payment date), divided by (B) the aggregate principal amount outstanding on all classes of notes of the issuer as at the immediately preceding payment date (after taking into account principal payments on such payment date).

       To the extent not repaid earlier, the full principal amount outstanding on a class of notes will become due and payable on the legal final maturity date of that class of notes.

DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS FOLLOWING THE
OCCURRENCE OF A NON-ASSET TRIGGER EVENT

     Following the occurrence of a non-asset trigger event but prior to the enforcement of the Funding security under the Funding deed of charge and/or the issuer security under the issuer deed of charge, the issuer cash manager will apply issuer available principal receipts in the following order of priority:

     (A) first, to pay amounts (including such part of any termination payment) due to the series 1 class A1 dollar currency swap provider under the series 1 class A1 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A1 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class A1 dollar currency swap provider to repay the series 1 class A1 notes until the series 1 class A1 notes have been repaid in full;

     (B) second, in no order of priority between them, but in proportion to the amounts due:

          o to pay amounts (including such part of any termination payment) due to the series 1 class A2 dollar currency swap provider under the series 1 class A2 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A2 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class A2 dollar currency swap provider to repay the series 1 class A2 notes until the series 1 class A2 notes have been repaid in full; and

          o to pay amounts (including such part of any termination payment) due to the series 2 class A euro currency swap provider under the series 2 class A euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class A euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class A euro currency swap provider to repay the series 2 class A notes until the series 2 class A notes have been repaid in full;

     (C) third, to repay the series 3 class A notes until the series 3 class A notes have been repaid in full;

     (D) fourth, in no order of priority between them, but in proportion to the amounts due:

          o to pay amounts (including such part of any termination payment) due to the series 1 class B dollar currency swap provider under the series 1 class B dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class B dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class B dollar currency swap provider to repay the series 1 class B notes until the series 1 class B notes have been repaid in full;

          o to pay amounts (including such part of any termination payment) due to the series 2 class B euro currency swap provider under the series 2 class B euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class B euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class B euro currency swap provider to repay the series 2 class B notes until the series 2 class B notes have been repaid in full; and

          o to repay the series 3 class B notes until the series 3 class B notes have been repaid in full; and

     (E) last, in no order of priority between them, but in proportion to the amounts due:

          o to pay amounts (including such part of any termination payment) due to the series 1 class C dollar currency swap provider under the series 1 class C dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class C dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class C dollar currency swap provider to repay the series 1 class C notes until the series 1 class C notes have been repaid in full;

          o to pay amounts (including such part of any termination payment) due to the series 2 class C euro currency swap provider under the series 2 class C euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class C euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class C euro currency swap provider to repay the series 2 class C notes until the series 2 class C notes have been repaid in full; and

          o to repay the series 3 class C notes until the series 3 class C notes have been repaid in full.

DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS FOLLOWING THE
OCCURRENCE OF AN ASSET TRIGGER EVENT

     Following the occurrence of an asset trigger event but prior to enforcement of the Funding security under the Funding deed of charge and/or the issuer security under the issuer deed of charge, the issuer cash manager will apply issuer available principal receipts in the following order of priority:

     (A) first, in no order of priority between them, but in proportion to the amounts due:

          o to pay amounts (including such part of any termination payment) due to the series 1 class A1 dollar currency swap provider under the series 1 class A1 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A1 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class A1 dollar currency swap provider to repay the series 1 class A1 notes until the series 1 class A1 notes have been repaid in full;

          o to pay amounts (including such part of any termination payment) due to the series 1 class A2 dollar currency swap provider under the series 1 class A2 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A2 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class A2 dollar currency swap provider to repay the series 1 class A2 notes until the series 1 class A2 notes have been repaid in full;

          o to pay amounts (including such part of any termination payment) due to the series 2 class A euro currency swap provider under the series 2 class A euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class A euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class A euro currency swap provider to repay the series 2 class A notes until the series 2 class A notes have been repaid in full; and

          o to repay the series 3 class A notes until the series 3 class A notes have been repaid in full;

     (B) second, in no order of priority between them, but in proportion to the amounts due:

          o to pay amounts (including such part of any termination payment) due to the series 1 class B dollar currency swap provider under the series 1 class B dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class B dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class B dollar currency swap provider to repay the series 1 class B notes until the series 1 class B notes have been repaid in full;

          o to pay amounts (including such part of any termination payment) due to the series 2 class B euro currency swap provider under the series 2 class B euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class B euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class B euro currency swap provider to repay the series 2 class B notes until the series 2 class B notes have been repaid in full; and

          o to repay the series 3 class B notes until the series 3 class B notes have been repaid in full; and

     (C) last, in no order of priority between them, but in proportion to the amounts due:

          o to pay amounts (including such part of any termination payment) due to the series 1 class C dollar currency swap provider under the series 1 class C dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class C dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class C dollar currency swap provider to repay the series 1 class C notes until the series 1 class C notes have been repaid in full;

          o to pay amounts (including such part of any termination payment) due to the series 2 class C euro currency swap provider under the series 2 class C euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class C euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class C euro currency swap provider to repay the series 2 class C notes until the series 2 class C notes have been repaid in full; and

          o to repay the series 3 class C notes until the series 3 class C notes have been repaid in full.

DISTRIBUTION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS AND FUNDING AVAILABLE REVENUE RECEIPTS FOLLOWING ENFORCEMENT OF THE FUNDING SECURITY

     The Funding deed of charge sets out the order of priority of distribution by the security trustee, following service of an intercompany loan enforcement notice, of amounts received or recovered by the security trustee or a receiver appointed on its behalf.

     The security trustee (or the cash manager on its behalf) will apply amounts received or recovered following enforcement of the Funding security on each payment date in accordance with the following order of priority (known as the "FUNDING POST-ENFORCEMENT PRIORITY OF PAYMENTS"):

     (A) first, to pay amounts due to the security trustee and any receiver appointed by the security trustee, together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due or to become due to the security trustee and the receiver in the following interest period under the Funding deed of charge or any other transaction document;

     (B) second, towards payment of amounts due and payable to the cash manager and any costs, charges, liabilities and expenses then due or to become due and payable to the cash manager under the cash management agreement, together with (to the extent not already inclusive) VAT on those amounts;

     (C) third, in no order of priority between them but in proportion to the respective amounts due, towards payment of amounts (if any) due to the account bank under the terms of the bank account agreement and to the corporate services provider under the corporate services agreement;

     (D) fourth, in no order of priority between them but in proportion to the respective amounts due, to each issuer its issuer allocable revenue receipts and issuer allocable principal receipts towards payment of amounts of interest, principal and fees due to such issuer under such issuer's intercompany loan agreement, which in the case of the issuer shall be up to the aggregate of the amounts, and shall be applied in the amounts and priorities, as set forth in "- DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS AND ISSUER AVAILABLE REVENUE RECEIPTS FOLLOWING ENFORCEMENT OF THE ISSUER SECURITY" below;

     (E) fifth, towards payment of amounts due to each start-up loan provider under the relevant start-up loan agreement;

     (F) sixth, towards payment of any deferred contribution due to the mortgages trustee under the mortgages trust deed; and

     (G) last, to pay any amount remaining following the application of principal and revenue set forth in paragraphs (A) through (F) above, to Funding.

DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS AND ISSUER AVAILABLE REVENUE RECEIPTS FOLLOWING ENFORCEMENT OF THE ISSUER SECURITY

     Following enforcement of the issuer security, "ISSUER AVAILABLE PRINCIPAL RECEIPTS" for the issuer in respect of any payment date means the sum calculated by or on behalf of the note trustee on the distribution date immediately preceding such payment date as the amount to be repaid by Funding to the issuer under the intercompany loan during the relevant interest period and/or the sum otherwise recovered by the note trustee (or the receiver appointed on its behalf) representing the outstanding principal balance of the notes.

     The issuer deed of charge sets out the order of priority of distribution by or on behalf of the note trustee, following enforcement of the issuer security, of amounts received or recovered by the note trustee (or a receiver appointed on its behalf) pursuant to the issuer deed of charge. If the Funding security is enforced under the Funding deed of charge, then there will be an event of default in respect of the issuer security under each issuer deed of charge.

     On each payment date the note trustee (or the issuer cash manager on its behalf) will apply amounts received or recovered following enforcement of the issuer security as follows:

     (A) first, to pay amounts due to the note trustee (and any receiver appointed by the note trustee) together with the interest and VAT on those amounts and to provide for any amounts then due or to become due and payable to the note trustee and the receiver under the provisions of the trust deed, the issuer deed of charge and any other transaction document;

     (B) second, to pay, in no order of priority between them but in proportion to the respective amounts due, the agent bank, the paying agents, the transfer agent and the registrar, together with interest and VAT on those amounts and to provide for any costs, charges, liabilities and expenses then due or to become due and payable to them under the provisions of the paying agent and agent bank agreement;

     (C) third, in no order of priority between them but in proportion to the respective amounts due, towards payment of amounts (together with VAT on those amounts) due and payable to the issuer cash manager under the issuer cash management agreement and to the corporate services provider under the corporate services agreement and to the issuer account bank under the issuer bank account agreement;

     (D) fourth, in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts (including such part of any termination payment) due to the basis rate swap provider (except for any termination payment or any part thereof due and payable to the basis rate swap provider as a result of a basis rate swap provider default, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the basis rate swap and applied in accordance with this order of priority of payments);

          o amounts (including such part of any termination payment) due to the series 1 class A1 dollar currency swap provider under the series 1 class A1 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A1 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class A1 dollar currency swap provider to pay interest due or overdue and to repay principal of the series 1 class A1 notes until the series 1 class A1 notes have been repaid in full;

          o amounts (including such part of any termination payment) due to the series 1 class A2 dollar currency swap provider under the series 1 class A2 dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class A2 dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class A2 dollar currency swap provider to pay interest due or overdue and to repay principal of the series 1 class A2 notes until the series 1 class A2 notes have been repaid in full;

          o amounts (including such part of any termination payment) due to the series 2 class A euro currency swap provider under the series 2 class A euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class A euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class A euro currency swap provider to pay interest due or overdue and to repay principal of the series 2 class A notes until the series 2 class A notes have been repaid in full; and

          o interest due or overdue and to repay principal of the series 3 class A notes until the series 3 class A notes have been repaid in full;

     (E) fifth, in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts (including such part of any termination payment) due to the series 1 class B dollar currency swap provider under the series 1 class B dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class B dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class B dollar currency swap provider to pay interest due or overdue and to repay principal of the series 1 class B notes until the series 1 class B notes have been repaid in full;

          o amounts (including such part of any termination payment) due to the series 2 class B euro currency swap provider under the series 2 class B euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class B euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class B euro currency swap provider to pay interest due or overdue and to repay principal of the series 2 class B notes until the series 2 class B notes have been repaid in full; and

          o interest due or overdue and to repay principal of the series 3 class B notes until the series 3 class B notes have been repaid in full;

     (F) sixth, in no order of priority between them but in proportion to the respective amounts due, to pay:

          o amounts (including such part of any termination payment) due to the series 1 class C dollar currency swap provider under the series 1 class C dollar currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a dollar currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 1 class C dollar currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 1 class C dollar currency swap provider to pay interest due or overdue and to repay principal of the series 1 class C notes until the series 1 class C notes have been repaid in full;

          o amounts (including such part of any termination payment) due to the series 2 class C euro currency swap provider under the series 2 class C euro currency swap (except for any termination payment or any part thereof due and payable to that swap provider as a result of a euro currency swap provider default by that swap provider, save to the extent such termination payment may be satisfied by any swap replacement payment made to the issuer following a downgrade termination event in respect of the series 2 class C euro currency swap and applied in accordance with this order of priority of payments) and from amounts received from the series 2 class C euro currency swap provider to pay interest due or overdue and to repay principal of the series 2 class C notes until the series 2 class C notes have been repaid in full; and

          o interest due or overdue and to repay principal of the series 3 class C notes until the series 3 class C notes have been repaid in full;

     (G) seventh, in no order of priority between them but in proportion to the respective amounts due, to pay any termination payment to:

          o the basis rate swap provider following a basis rate swap provider default;

          o any dollar currency swap provider following a dollar currency swap provider default; and

          o any euro currency swap provider following a euro currency swap provider default; and

     (H) last, to pay any amount remaining following the application of principal and revenue set forth in paragraphs (A) through (G) above, to the issuer.

                                CREDIT STRUCTURE

     The notes will be an obligation of the issuer only and will not be obligations of, or the responsibility of, or guaranteed by, any other party. However, there are nine main features of the transaction which enhance the likelihood of timely receipt of payments to noteholders, as follows:

     o mortgages trustee available revenue receipts remaining after payment to the seller of the seller share of the trust property are expected to exceed interest and fees payable to the issuers under the intercompany loans;

     o a revenue shortfall in issuer available revenue receipts may be met from issuer available principal receipts;

     o an issuer reserve fund will be established by Funding for the issuer to meet revenue shortfalls in Funding available revenue receipts to pay fees and interest due on the intercompany loan;

     o each of the series 1, series 2 and series 3 payments on the class C notes will be subordinated to payments on the class A notes and the class B notes;

     o each of the series 1, series 2 and series 3 payments on the class B notes will be subordinated to payments on the class A notes;

     o the mortgages trustee GIC account, the Funding GIC account and the Funding (Granite 02-2) GIC account each earn interest at a specified rate (expected to be 0.375% below LIBOR for three-month sterling deposits);

     o a reserve fund will be available to Funding to meet revenue shortfalls in fees and interest due on the intercompany loan and any other intercompany loans;

     o Funding will be obliged to establish an issuer liquidity reserve fund for the issuer if the seller ceases to have a long-term unsecured, unsubordinated and unguaranteed credit rating by Moody's of at least A3 or at least A- by Fitch (unless the relevant rating agency confirms that the then current ratings of the notes will not be adversely affected by the ratings downgrade of the seller); and

     o a start-up loan will be provided to Funding to meet the costs of setting up the structure and to partially fund the issuer reserve fund.

     Each of these factors is considered more fully in the remainder of this section.

CREDIT SUPPORT FOR THE NOTES PROVIDED BY MORTGAGES TRUSTEE
AVAILABLE REVENUE RECEIPTS

     The interest rates charged on the mortgage loans vary according to product type. It is anticipated, however, that during the life of the notes, the revenue receipts received from borrowers on the mortgage loans remaining after payment to the seller of the seller share of such revenue receipts will, assuming that all of the mortgage loans are fully performing, be greater than the sum of the interest which Funding is required to pay on the intercompany loans in order to fund (by payment to a swap provider or otherwise) the interest payments due on the notes and the notes of all other issuers and the other costs and expenses of the structure and the structures relating to all other issuers. Based on the same assumption, issuer allocable revenue receipts are expected to be sufficient to pay the amounts payable under items (A) through (E), (G) and (I) of the issuer pre-enforcement revenue priority of payments.

     The actual amount of any excess will vary during the life of the notes. The key factors determining such variation are as follows:

     o    the weighted average interest rate on the mortgage portfolio; and

     o    the level of arrears experienced.

     On any distribution date, any excess will be available to meet the payments referred to in the mortgages trust allocation of revenue receipts and the payment of amounts of deferred contribution to the mortgages trustee which, in turn, will fund the payment of deferred purchase price to the seller. Any deferred contribution so paid to the mortgages trustee cannot subsequently be reclaimed by Funding.

INTEREST RATE ON THE MORTGAGE PORTFOLIO

     The weighted average interest rate on the mortgage portfolio will depend on:

     o the standard variable rate or other interest rate payable on, and the aggregate current balance of, the variable rate mortgage loans included in the trust property from time to time; and

     o the fixed rates of interest payable on, and the aggregate current balance of, the fixed rate mortgage loans included in the trust property from time to time.

     The issuer will enter into a basis rate swap agreement to hedge against the variances on the rates payable on the mortgage loans. See "THE SWAP AGREEMENTS".

     Scheduled and unscheduled repayments will also affect the weighted average interest rate on the mortgage portfolio. For historical data on the level of scheduled and unscheduled repayments in the UK housing market, see "CHARACTERISTICS OF UNITED KINGDOM RESIDENTIAL MORTGAGE MARKET - CPR RATES".

LEVEL OF ARREARS EXPERIENCED

     If the level of arrears of interest payments made by the borrowers results in Funding experiencing an income deficit on any payment date, then the issuer reserve fund and the issuer liquidity reserve fund, if any, established by Funding in respect of the issuer may be utilized by Funding in making payments of interest (or, in limited circumstances, payments of principal following the enforcement of the issuer security) to the issuer under the intercompany loan on that payment date. However, no issuer reserve fund or issuer liquidity reserve fund established by Funding in respect of any other issuer may be utilized by Funding in making any payments to the issuer under the intercompany loan.

     In addition (but only if there are no amounts standing to the credit of the relevant issuer reserve ledger and issuer liquidity reserve ledger, if any, of the issuer) Funding will be able to apply the issuer's share of any amounts standing to the credit of the Funding reserve ledger, as described in " - FUNDING RESERVE FUND", against that income deficit.

     Funding available revenue receipts which are paid to the issuer on a payment date may be applied on that payment date by the issuer to extinguish amounts standing to the credit of the issuer principal deficiency ledger in accordance with the issuer pre-enforcement revenue priority of payments.

     Funding available revenue receipts which are not paid to the issuer also may be utilized to replenish the issuer reserve fund in accordance with the issuer pre-enforcement revenue priority of payments to the extent of the issuer's allocable share.

FUNDING RESERVE FUND

     The Funding reserve fund has been established:

     o to be allocated among issuers to help meet any deficit in Funding available revenue receipts and thereby to help meet any deficit recorded on the issuer principal deficiency ledgers; and

     o to fund initial reserves and other expenses in connection with the issuance of notes by the issuer and any other issuers.

     The Funding reserve fund is funded from Funding available revenue receipts which are distributed to Funding from the mortgages trust and deposited in the Funding GIC account. The Funding reserve ledger is maintained by the cash manager to record the balance from time to time of the Funding reserve fund.

     On each payment date funds standing to the credit of the Funding reserve fund will be added to certain other income of Funding in calculating Funding available revenue receipts which are available to make payments of interest and fees on the intercompany loan and any other intercompany loan.

     Prior to enforcement of the Funding security, amounts standing to the credit of the Funding reserve fund may be utilized through their inclusion in the calculation of Funding available revenue receipts to meet, and thereby to satisfy, any deficit on each issuer principal deficiency ledger.

     The Funding reserve fund will be funded and replenished from Funding available revenue receipts up to and including an amount equal to the "FUNDING RESERVE REQUIRED AMOUNT", being the amount from time to time equal to the sum of
(1) (pound)200,000 plus (2) the product of 0.50% and the greater of (a) the aggregate principal amount outstanding of the notes outstanding of all issuers on the relevant determination date and (b) the aggregate outstanding principal balance of the intercompany loans of all issuers on the relevant determination date, or such other amount as may be agreed from time to time with the rating agencies. As at the closing date, the Funding reserve required amount will be approximately (pound)37,150,000. All amounts currently in the Funding reserve fund as of the closing date will be used to partially fill the issuer reserve fund and/or to pay a portion of the costs and expenses in connection with the issuance of the notes. The balance of the Funding reserve fund as of July 31, 2002 was (pound)11,190,645. Funding available revenue receipts will only be applied to replenish the Funding reserve fund after paying interest due on each intercompany loan (which, in turn, is funding interest due on the notes and any new notes (if any) and reducing any deficiency on the issuer principal deficiency ledgers) as described in "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE FUNDING SECURITY".

     The seller, Funding, the rating agencies and the security trustee may agree to increase the Funding reserve required amount from time to time.

ISSUER RESERVE FUND

     On the closing date, an issuer reserve fund will be established by Funding. The issuer reserve fund will be initially funded to an amount of (pound)28,900,000 from a portion of the start-up loan and amounts in the Funding reserve fund as of the closing date and will be deposited into the Funding (Granite 02-2) GIC account, which will be a separate GIC account in the name of Funding. The issuer reserve ledger will be maintained by the cash manager to record the balance from time to time of the issuer reserve fund. Funding will grant to the security trustee a security interest in respect of the Funding (Granite 02-2) GIC account as security for its obligations to the issuer under the intercompany loan agreement.

     On each payment date prior to the enforcement of the issuer security funds standing to the credit of the issuer reserve fund will be added to certain other income of Funding in calculating the Funding available revenue receipts which are to be allocated to the issuer to make payments of interest and fees due under the intercompany loan. Once received by the issuer those revenue receipts may be utilized by the issuer in meeting, and thereby satisfying, any deficit on the issuer principal deficiency ledger. Funding is not entitled to utilize the issuer reserve fund to meet any deficit in Funding available revenue receipts which are allocated to any other issuer to make payments due under any other intercompany loan agreement. However, Funding will be entitled to establish a separate reserve fund which will be deposited into a separate GIC account in the name of Funding to help meet that deficit allocated to any new issuer and has established issuer reserve funds with respect to the previous issuers.

     The cash manager will apply funds available in the issuer reserve fund and the issuer liquidity reserve fund, if any, prior to applying funds available in the Funding reserve fund in calculating the Funding available revenue receipts to be allocated to the issuer. In addition, prior to utilizing any amounts credited to the issuer reserve fund or the issuer liquidity reserve fund, if any, the cash manager will apply other Funding available revenue receipts in making payments of interest and fees under any intercompany loan.

     The issuer reserve fund will be funded and, if necessary, replenished from excess Funding available revenue receipts which are allocated to the issuer up to and including an amount equal to the "ISSUER RESERVE REQUIRED AMOUNT", being the sum of (pound)39,000,000. Funding available revenue receipts will only be applied to replenish the issuer reserve fund after paying interest due under the intercompany loan to fund interest due on the notes on the relevant payment date, after paying such fees under the intercompany loan as will be sufficient to reduce any deficiency on the issuer principal deficiency sub ledgers and after application of Funding available reserve receipts to pay certain expenses of Funding and to fund the issuer liquidity reserve fund up to the issuer liquidity reserve required amount, all as described in the "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE FUNDING SECURITY".

     Following enforcement of the issuer security, amounts standing to the credit of the issuer reserve ledger may be applied in making payments of principal due under the intercompany loan of the issuer (but not in respect of any other intercompany loan of any other issuer).

     The seller, Funding, the rating agencies and the security trustee may agree to increase the issuer reserve required amount from time to time.

ISSUER LIQUIDITY RESERVE FUND

     Funding will be required to establish a liquidity reserve fund for the issuer if the long-term, unsecured, unsubordinated and unguaranteed debt obligations of the seller cease to be rated at least A3 by Moody's or A- by Fitch (unless Moody's or Fitch, as applicable, confirms that the then current ratings of the notes will not be adversely affected by the ratings downgrade).

     Prior to enforcement of the issuer security, the issuer liquidity reserve fund may be used:

     o to help meet any deficit in Funding available revenue receipts which are allocated to the issuer to pay amounts due on the intercompany loan, but only to the extent that such amounts are necessary to fund the payment by the issuer of interest and fees due on the relevant payment date in respect of the class A notes and/or the class B notes and to help meet any deficit recorded on the issuer principal deficiency ledger in respect of the class A notes; and

     o (provided that there are no class A notes outstanding) to help meet any deficit in Funding available revenue receipts which are allocated to the issuer to pay all interest and fees due on the intercompany loan.

     The issuer liquidity reserve fund, if any, will be funded initially from Funding available principal receipts which are allocated to the issuer in accordance with the Funding pre-enforcement principal priority of payments. The issuer liquidity reserve fund will be funded up to the "ISSUER LIQUIDITY RESERVE REQUIRED AMOUNT", being an amount as of any payment date equal to the excess, if any, of 3% of the aggregate outstanding balance of the notes on that payment date over amounts standing to the credit of the issuer reserve fund on that payment date.

     The issuer liquidity reserve fund will be deposited in Funding's name in the Funding (Granite 02-2) GIC account into which the issuer reserve fund also will be deposited. All interest or income accrued on the amount of the issuer liquidity reserve fund while on deposit in the Funding (Granite 02-2) GIC account will belong to Funding. The cash manager will maintain a separate issuer liquidity reserve ledger to record the balance from time to time of the issuer liquidity reserve fund.

     Funding will not be entitled to utilize the issuer liquidity reserve fund to meet any deficit in Funding available revenue receipts which are allocated to any other issuer to make payments due under any other intercompany loan, but Funding will be entitled to establish a separate liquidity reserve fund for each new issuer which will be deposited into a separate GIC account in the name of Funding to help meet that deficit allocated to any new issuer.

     On each payment date prior to enforcement of the issuer security, funds standing to the credit of the issuer liquidity reserve fund will be added to certain other income of Funding in calculating Funding available revenue receipts which are allocated to the issuer to make payments due under the intercompany loan.

     Once it has been initially funded, the issuer liquidity reserve fund will be replenished from any Funding available revenue receipts or Funding available principal receipts, as applicable, which are allocated to the issuer up to the amount used to pay interest and fees under the intercompany loans. Funding available revenue receipts will only be applied to replenish the issuer liquidity reserve fund after paying amounts due on the intercompany loan to the extent that such amounts will fund the payment of interest due on the class A notes and the class B notes and the reduction of any deficiency on the principal deficiency sub ledger for the class A notes (but not to fund any payment which would reduce any deficiency on the principal deficiency sub ledgers for the class B notes or the class C notes as described in "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE FUNDING SECURITY").

     Following enforcement of the issuer security, amounts standing to the credit of the issuer liquidity reserve ledger may be applied in making payments of principal due under the intercompany loan of the issuer (but not in respect of any other intercompany loan of any previous issuer or any new issuer).

ISSUER PRINCIPAL DEFICIENCY LEDGER

AS AT THE CLOSING DATE

     An issuer principal deficiency ledger will be established for the issuer on the closing date to record:

     o any principal losses on the mortgage loans allocated by Funding to the intercompany loan of the issuer;

     o the application of issuer allocable principal receipts to meet any deficiency in issuer available revenue receipts as described in " - USE OF PRINCIPAL RECEIPTS TO PAY ISSUER INCOME DEFICIENCY"; and

     o the application of Funding available principal receipts which are allocated to the issuer to fund the issuer liquidity reserve fund as described in "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY".

     On the closing date, the issuer principal deficiency ledger will be divided into three sub ledgers which will correspond to each of the class A notes, class B notes and class C notes, respectively. The sub ledger for each class will show separate entries for each class of notes.

     The allocation of losses on the mortgage loans to the intercompany loan of the issuer or the application of issuer available principal receipts to pay interest on the notes or the application by Funding of issuer allocable principal receipts to fund the issuer liquidity reserve fund will be recorded as follows:

     o first, on the class C principal deficiency sub ledger until the balance of that sub ledger is equal to the aggregate outstanding balance of the series 1 class C notes, the series 2 class C notes and the series 3 class C notes;

     o second, on the class B principal deficiency sub ledger, until the balance of that sub ledger is equal to the aggregate outstanding balance of the series 1 class B notes, the series 2 class B notes and the series 3 class B notes; and

     o last, on the class A principal deficiency sub ledger, at which point there will be an asset trigger event.

     Losses on the mortgage loans that have been allocated to Funding on any date shall be allocated to the intercompany loan of each issuer as described under "THE INTERCOMPANY LOAN AGREEMENT - ALLOCATION OF LOSSES".

     Each time a record is made on the principal deficiency ledger of the issuer, the issuer cash manager will describe whether the source of such deficiency is:

     o principal losses on the mortgage loans allocated by Funding to the intercompany loan of such issuer;

     o the application of issuer available principal receipts to meet any deficiency in issuer available revenue receipts; or

     o the application by Funding of Funding allocable principal receipts to fund the issuer liquidity reserve fund.

     As described in "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE ISSUER SECURITY", issuer available revenue receipts may, on each payment date, be applied as follows:

     o first, provided that interest due on the series 1 class A1 notes, the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes has been paid, in an amount necessary to reduce to zero the balances in respect of the series 1 class A1 notes, the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes (in no order of priority but in proportion to their outstanding balances) on the class A principal deficiency sub ledger;

     o second, provided that interest due on the series 1 class B notes, the series 2 class B notes and the series 3 class B notes has been paid, in an amount necessary to reduce to zero the balances in respect of the series 1 class B notes, the series 2 class B notes and the series 3 class B notes (in no order of priority but in proportion to their outstanding balances) on the class B principal deficiency sub ledger; and

     o last, provided that interest due on the series 1 class C notes, the series 2 class C notes and the series 3 class C notes has been paid, in an amount necessary to reduce to zero the balances in respect of the series 1 class C notes, the series 2 class C notes and the series 3 class C notes (in no order of priority but in proportion to their outstanding balances) on the class C principal deficiency sub ledger.

FUNDING PRINCIPAL DEFICIENCY LEDGER

     A principal deficiency ledger has been established for Funding to record any principal losses on the mortgage loans allocated to Funding pursuant to the terms of the mortgages trust, and to record the application of Funding available principal receipts to any issuer to fund the issuer liquidity reserve fund of that issuer. As to principal losses on the mortgage loans and the application of Funding available principal receipts to fund issuer liquidity reserve funds, the Funding principal deficiency ledger will reflect the aggregate positions of the issuer principal deficiency ledgers of the issuers.

     On each occasion on which an issuer principal deficiency ledger is credited (and the related principal deficiencies are thereby reduced), the cash manager on behalf of Funding will credit the Funding principal deficiency ledger and thereby record a similar reduction in aggregate principal deficiencies.

USE OF PRINCIPAL RECEIPTS TO PAY ISSUER INCOME DEFICIENCY

     On the distribution date immediately preceding each payment date, the issuer cash manager will calculate whether there will be an excess or a deficit of issuer available revenue receipts to pay items (A) through (M) of the issuer pre-enforcement revenue priority of payments (after taking account of any shared issuer revenue receipts, if any, available therefor).

     If there is a deficit in the amount of issuer available revenue receipts to pay items (A) through (E), (G) and (I) of the issuer pre-enforcement revenue priority of payments, then the issuer shall pay or provide for that deficit by the application of funds which constitute issuer allocable principal receipts, if any, paid to the issuer and the issuer cash manager shall make a corresponding debit entry in the relevant issuer principal deficiency sub ledger, as described in " - ISSUER PRINCIPAL DEFICIENCY LEDGER".

     Issuer available principal receipts may not be used to pay interest on any class of notes if and to the extent that would result in a deficiency being recorded, or an existing deficiency being increased, on a principal deficiency sub ledger relating to a higher ranking class of notes, and may not be used to make up any deficit other than in respect of items (A) through (E), (G) and/or
(I) of the issuer pre-enforcement revenue priority of payments. Principal therefore may not be used to pay interest on a class of notes if the balance on the relevant principal deficiency sub ledger for such class of notes is equal to the principal amount outstanding on such class of notes.

     The issuer shall apply any excess issuer available revenue receipts to extinguish any balance on the issuer principal deficiency ledger, as described in " - ISSUER PRINCIPAL DEFICIENCY LEDGER".

ISSUER BASIS AND CURRENCY SWAPS

     On the closing date, the issuer will enter into the basis rate swap agreement with the basis rate swap provider and the note trustee, which swap will hedge against the rate of interest applicable to payments to be made by Funding in respect of the intercompany loan (which will be related to the interest rates applicable to the mortgage loans in the trust property) and the rates of interest at which the issuer is obliged to make payments in respect of the notes.

     On the closing date, the issuer also will enter into the dollar currency swaps with the dollar currency swap provider and the note trustee to hedge against the possible variance between:

     o the interest received by the issuer in respect of the basis rate swap agreement, which will be related to sterling LIBOR for three month sterling deposits, and the interest which the issuer is obliged to pay in respect of the series 1 notes, which will be related to US dollar LIBOR for three-month dollar deposits; and

     o fluctuations in the exchange rate in respect of principal received on the intercompany loan, which will be received in sterling, and principal which the issuer is obliged to repay in respect of the series 1 notes, which must be repaid in dollars.

     On the closing date, the issuer also will enter into the euro currency swaps with the euro currency swap provider and the note trustee to hedge against the possible variance between:

     o the interest received by the issuer in respect of the basis rate swap agreement, which will be related to sterling LIBOR for three month sterling deposits, and the interest which the issuer is obliged to pay in respect of the series 2 notes, which will be related to EURIBOR for three-month euro deposits; and

     o fluctuations in the exchange rate in respect of principal received on the intercompany loan, which will be received in sterling, and principal which the issuer is obliged to repay in respect of the series 2 notes, which must be repaid in euro.

PRIORITY OF PAYMENTS AMONG THE CLASS B NOTES AND THE CLASS C NOTES

     The order of payments of interest to be made on the classes of notes will be prioritized so that interest payments on the class C notes will be subordinated to interest payments on the class B notes and the class A notes and interest payments on the class B notes will be subordinated to interest payments on the class A notes, in each case in accordance with the issuer priority of payments.

     Any revenue shortfall in payments of interest due on the class B notes or the class C notes on any payment date will be deferred until the immediately succeeding payment date. On that immediately succeeding payment date, the amount of interest due on the relevant class of notes will be increased to take account of any deferred interest. If on that payment date there is still a revenue shortfall, that revenue shortfall will be deferred again. This deferral process will continue until the final repayment date of the notes, at which point if there is insufficient money available to us to pay interest on the class B notes or the class C notes, then you may not receive all interest amounts payable on those classes of notes.

     We are not able to defer payments of interest due on any payment date in respect of the class A notes. The failure to pay interest on the class A notes will be an event of default under the notes.

     The class A notes, the class B notes and the class C notes will be constituted by the trust deed and will share the same security. Upon enforcement of that security or the occurrence of a trigger event, the class A notes of each series will rank in priority to each series of class B notes and each series of class C notes and the class B notes of each series will rank in priority to each series of class C notes.

MORTGAGES TRUSTEE GIC ACCOUNT/FUNDING GIC ACCOUNT/FUNDING
(GRANITE 02-2) GIC ACCOUNT

     All amounts held by the mortgages trustee which are not invested in authorized investments will be deposited in the mortgages trustee GIC account with the mortgages trustee GIC provider. This account is subject to a guaranteed investment contract such that the mortgages trustee GIC provider has agreed to pay a variable rate of interest on funds in the mortgages trustee GIC account of 0.375% per annum below LIBOR for three-month sterling deposits.

     Save as provided below, all amounts held by Funding which are not invested in authorized investments will be deposited in the Funding GIC account. The Funding GIC account is maintained with the Funding GIC provider. This account is subject to a guaranteed investment contract such that the Funding GIC provider has agreed to pay a variable rate of interest on funds in the Funding GIC account of 0.375% per annum below LIBOR for three-month sterling deposits.

     All amounts held by Funding in respect of the issuer and standing at any time to the credit of the issuer reserve ledger or the issuer liquidity reserve ledger, if any, and which are not invested in authorized investments will be deposited in the Funding (Granite 02-2) GIC account. The Funding (Granite 02-2) GIC account will be maintained with the Funding GIC provider. This account will be subject to a guaranteed investment contract such that the Funding GIC provider will agree to pay a variable rate of interest on funds in the Funding (Granite 02-2) GIC account of 0.375% per annum below LIBOR for three-month sterling deposits.

START-UP LOAN

     The following section contains a summary of the material terms of the start-up loan agreement. The summary does not purport to be complete and is subject to the provisions of the start-up loan agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

GENERAL DESCRIPTION

     On the closing date, Northern Rock plc (the "START-UP LOAN PROVIDER") will make available to Funding a start-up loan under the start-up loan agreement in an amount of approximately (pound)24,000,000 a portion of which will be used to partially fund the issuer reserve fund, and the other portion of which will be used to meet the costs and expenses incurred by Funding in connection with the acquisition by Funding of the Funding share of the additional assigned mortgage portfolio and the fees payable under the intercompany loan agreement which will enable the issuer to meet its costs in relation to the issuance of the notes.

INTEREST ON THE START-UP LOAN

     The start-up loan will bear interest at the rate of three-month sterling LIBOR plus 0.90% per annum until repaid. Any unpaid interest will be added to the principal amount owed and will bear interest. Interest is payable by Funding on each payment date.

REPAYMENT OF START-UP LOAN

     Funding will repay the start-up loan only to the extent that it has Funding available revenue receipts after making payments ranking in priority to payments to the start-up loan provider as described in "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE REVENUE RECEIPTS PRIOR TO ENFORCEMENT OF THE FUNDING SECURITY" or "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS AND FUNDING AVAILABLE REVENUE RECEIPTS FOLLOWING ENFORCEMENT OF THE FUNDING SECURITY". Amounts due to the start-up loan provider are payable on any payment date after amounts of interest due to the issuer on the intercompany loan and to any other issuers on the related intercompany loans. Funding will have no further recourse to the start-up loan provider after it has repaid the start-up loan.

EVENT OF DEFAULT

     It will be an event of default under the start-up loan agreement if Funding has available funds to pay amounts due to the start-up loan provider and it does not pay them.

ACCELERATION

     Subject to the Funding deed of charge, the start-up loan will become immediately due and payable upon service of an intercompany loan enforcement notice.

GOVERNING LAW

     The start-up loan will be governed by English law.

EXISTING AND FUTURE START-UP LOANS

     The start-up loan provider has in the past made available to Funding start-up loans in connection with the making of the previous intercompany loans which were used by Funding for meeting the costs and expenses incurred by Funding in connection with the acquisitions by Funding of the Funding share of the initial and further mortgage portfolios and the fees payable under the previous intercompany loan agreements. In the future, Funding may enter into new start-up loan agreements, the proceeds of which may be used to help fund any relevant issuer reserve fund and/or to meet the costs and expenses incurred in the acquisition of additional assigned mortgage loans and their related security and in the payment of fees under any new intercompany loan agreements. Each previous start-up loan agreement was, and each new start-up loan agreement will be, on substantially the same terms as the start-up loan agreement, except as to the amount advanced, the date that monies were, are, or will be drawn and the terms for repayment. Each start-up loan is repayable by Funding from Funding available revenue receipts after making payments ranking in priority to payments to the start-up loan provider.

                               THE SWAP AGREEMENTS

GENERAL

     The issuer will enter into the basis rate swap with Northern Rock plc as the basis rate swap provider and the note trustee. The issuer will also enter into dollar currency swaps with the dollar currency swap provider and the note trustee and euro currency swaps with the euro currency swap provider and the note trustee. In general, the swaps are designed to do the following:

     o basis rate swap: to protect the issuer against the possible variance between the seller's standard variable rate payable on the variable rate mortgage loans, the rates of interest payable on the flexible mortgage loans which pay variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or a rate which tracks the Bank of England base rate, and the fixed rates of interest payable on the fixed rate mortgage loans and a LIBOR based rate for three-month sterling deposits;

     o dollar currency swaps: to protect the issuer against changes in the sterling to dollar exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a LIBOR based rate for three-month dollar deposits applicable to the series 1 notes; and

     o euro currency swaps: to protect the issuer against changes in the sterling to euro exchange rate following the closing date and the possible variance between a LIBOR based rate for three-month sterling deposits and a EURIBOR based rate for three-month euro deposits applicable to the series 2 notes.

     In addition to the foregoing, the issuer may from time to time enter into additional swap arrangements or add additional features to the swap arrangements described above in order to hedge against interest rate risks that may arise in connection with new mortgage loan products that the seller assigns into the mortgages trust at a later date.

THE BASIS RATE SWAP

     Some of the mortgage loans in the mortgage portfolio pay a variable rate of interest for a period of time which may either be linked to the seller's standard variable rate or linked to an interest rate other than the seller's standard variable rate, such as a variable rate offered by a basket of UK mortgage lenders or a rate that tracks the Bank of England base rate. Other mortgage loans pay a fixed rate of interest for a period of time.

     The amount of revenue receipts that Funding receives will fluctuate according to the interest rates applicable to the mortgage loans in the mortgages trust. The amount of interest payable by Funding to the issuer under the intercompany loan, from which the issuer will fund, inter alia, its payment obligations under the currency swaps and the notes, will be made in sterling.

     However, the issuer will be required to pay interest (1) on the series 1 notes in dollars, based upon a LIBOR based rate for three-month dollar deposits,
(2) on the series 2 notes in euro, based upon a EURIBOR based rate for three-month euro deposits, and (3) on the series 3 notes in sterling, based upon a LIBOR based rate for three-month sterling deposits.

     Under the dollar currency swaps and the euro currency swaps (as described below), the issuer will be required to pay to the currency swap providers certain amounts based upon a LIBOR based rate for three-month sterling deposits in return for the US dollar and euro amounts it needs to pay the interest on the series 1 notes and the series 2 notes, respectively. The amounts payable by the issuer to the dollar currency swap provider under the dollar currency swaps, to the euro currency swap provider under the euro currency swaps and to the holders of the series 3 notes will be made in sterling.

     To provide a hedge against the possible variance between:

     (1) the seller's standard variable rate payable on the variable rate mortgage loans, the rates of interest payable on the flexible mortgage loans which pay variable rates of interest no higher than the rate offered by a basket of UK mortgage lenders or a rate which tracks the Bank of England base rate and the fixed rates of interest payable on the fixed rate mortgage loans; and

     (2)  a margin over the LIBOR based rate for three-month sterling deposits,

     the issuer will enter into the basis rate swap with the basis rate swap provider and the note trustee.

     Under the basis rate swap, the following amounts will be calculated in respect of each calculation period:

     o the amount (known as the "CALCULATION PERIOD SWAP PROVIDER AMOUNT") produced by applying LIBOR for three-month sterling deposits plus a spread to the notional amount of the basis rate swap as defined later in this section; and

     o the amount (known as the "CALCULATION PERIOD ISSUER AMOUNT") produced by applying a rate equal to the weighted average of:

          (1) the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, Alliance & Leicester plc, Bradford & Bingley, HBOS plc, Lloyds TSB Bank plc, National Westminster Bank plc and Woolwich plc;

          (2) in respect only of any flexible residential mortgage loans (as described below) the difference between (a) the average of the standard variable mortgage rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time, after excluding the highest and the lowest rate, of Abbey National plc, Alliance & Leicester plc, Bradford & Bingley, HBOS plc, Lloyds TSB Bank plc, National Westminster Bank plc and Woolwich plc, and (b) the weighted average of the discount to the average interest rate calculated in (a) above in respect of the flexible residential mortgage loans; and

          (3) the weighted average of the rates of interest payable on the fixed rate mortgage loans,

          to the notional amount of the basis rate swap.

     For the purposes of (2) above, a "FLEXIBLE RESIDENTIAL MORTGAGE LOAN" is a mortgage loan secured by a residential mortgaged property which is subject to a variable rate of interest, and which generally allows the borrower certain flexible payment features, including the ability to make larger repayments than are due on a given payment date, and which also may allow the borrower to make underpayments, take payment holidays and make cash re-draws of amounts previously overpaid.

     After these two amounts are calculated in relation to a payment date, the following payments will be made on that payment date:

     o if the calculation period swap provider amount is greater than the calculation period issuer amount, then the basis rate swap provider will pay the difference (after such difference is adjusted to take account of amounts payable by the basis rate swap provider and the issuer under the basis rate mini-swaps (as described below)) to the issuer;

     o if the calculation period issuer amount is greater than the calculation period swap provider amount, then the issuer will pay the difference (after such difference is adjusted to take account of amounts payable by the basis rate swap provider and the issuer under the basis rate mini-swaps) to the basis rate swap provider; and

     o if the calculation period swap provider amount is equal to the calculation period issuer amount, neither party will make any payment to the other party.

     If a payment is to be made by the basis rate swap provider, once received by the issuer that payment will be included in the issuer available revenue receipts and will be applied on the relevant payment date according to the relevant issuer priority of payments. If a payment is to be made by the issuer, it will be made according to the relevant issuer priority of payments.

     The "NOTIONAL AMOUNT OF THE BASIS RATE SWAP" will be an amount in sterling equal to the aggregate principal amount outstanding of the notes on the closing date.

     The terms of the basis rate swap will provide for a number of conditional mini swaps (the "BASIS RATE MINI SWAPS"). The purpose of the basis rate mini-swaps is to allow the net payment under the basis rate swap to have the same effect as if the notional amount of the basis rate swap were amortizing at the same rate as the notes.

     In the event that the basis rate swap is terminated prior to the service of a note enforcement notice or the final redemption of any class of notes, the issuer shall use its best efforts to enter into a replacement basis rate swap on terms acceptable to the rating agencies and the note trustee and with a swap provider whom the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then current ratings of the issuer's notes to be downgraded, withdrawn or qualified.

THE DOLLAR CURRENCY SWAPS

     The series 1 notes will be denominated in US dollars and investors will receive payments of interest and principal on those notes in US dollars. However, the repayments of principal and payments of interest by Funding to the issuer under the intercompany loan will be made in sterling. In addition, the series 1 notes will bear interest at a rate based on US dollar LIBOR but the payment to be made by the basis rate swap provider to the issuer will be based on sterling LIBOR. To hedge the variance between the LIBOR rates and its currency exchange rate exposure in respect of these notes, the issuer will enter into four dollar currency swaps relating to the series 1 notes with the dollar currency swap provider and the note trustee.

     Under each dollar currency swap, the issuer will pay to the dollar currency swap provider:

     o on the closing date, an amount in US dollars equal to the net proceeds of the issue of the relevant class of series 1 notes;

     o on each payment date, an amount in sterling equal to the dollar amount of principal payments to be made on the relevant class of series 1 notes on that payment date, such dollar amount to be converted into sterling at the relevant dollar currency swap rate; and

     o on each payment date, an amount in sterling based on three-month sterling LIBOR, which the dollar currency swap provider will then exchange for an amount in US dollars based on three-month US dollar LIBOR in order to pay to the issuer the interest amounts set forth below.

     Under each dollar currency swap, the dollar currency swap provider will pay to the issuer:

     o on the closing date, an amount in sterling equal to the net dollar proceeds of the issue of the relevant class of series 1 notes, such dollar proceeds to be converted into sterling at the relevant dollar currency swap rate;

     o on each payment date, an amount in US dollars equal to the amount of principal payments to be made on the relevant class of series 1 notes on such payment date; and

     o on each payment date, an amount in dollars equal to the interest to be paid in US dollars on the relevant class of series 1 notes on such payment date.

     As defined in this prospectus, "DOLLAR CURRENCY SWAP RATE" means the rate at which dollars are converted to sterling or, as the case may be, sterling is converted to dollars, under the relevant dollar currency swap.

     The terms of each dollar currency swap will provide for a number of conditional mini swaps (the "DOLLAR MINI SWAPS"). The purpose of the dollar mini swaps is to allow each dollar currency swap to amortize by reference to the same amount as the relevant class of series 1 notes.

     In the event that any dollar currency swap is terminated prior to the service of a note enforcement notice or the final redemption of the relevant class of series 1 notes, the issuer shall use its best efforts to enter into a replacement dollar currency swap in respect of the notes or that class of notes to hedge against fluctuations in the exchange rate between dollars and sterling and/or the possible variance between LIBOR for three-month sterling deposits and LIBOR for three-month US dollar deposits. Any replacement dollar currency swap must be entered into on terms acceptable to the rating agencies, the issuer and the note trustee and with a replacement dollar currency swap provider that the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then current ratings of the notes to be downgraded, withdrawn or qualified.

THE EURO CURRENCY SWAPS

     The series 2 notes will be denominated in euro and investors will receive payments of interest and principal on those notes in euro. However, the repayments of principal and payments of interest by Funding to the issuer under the intercompany loan will be made in sterling. In addition, the series 2 notes will bear interest at a rate based on EURIBOR, but the payment to be made by the basis rate swap provider to the issuer will be based on sterling LIBOR. To hedge the variance between the LIBOR rate and the relevant EURIBOR rate and its currency exchange rate exposure in respect of these notes, the issuer will enter into three euro currency swaps relating to the series 2 notes with the euro currency swap provider and the note trustee.

     Under each euro currency swap, the issuer will pay to the euro currency swap provider:

     o on the closing date, an amount in euro equal to the net proceeds of the issue of the relevant class of series 2 notes;

     o on each payment date, an amount in sterling equal to the euro amount of principal payments to be made on the relevant class of series 2 notes on that payment date, such euro amount to be converted into sterling at the relevant euro currency swap rate; and

     o on each payment date, an amount in sterling based on three-month sterling LIBOR, which the euro currency swap provider will then exchange for an amount in euro based on three-month EURIBOR with respect to the series 2 notes in order to pay to the issuer the interest amounts set forth below.

     Under each euro currency swap, the euro currency swap provider will pay to the issuer:

     o on the closing date, an amount in sterling equal to the net euro proceeds of the issue of the relevant class of series 2 notes, such euro proceeds to be converted into sterling at the relevant euro currency swap rate;

     o on each payment date, an amount in euro equal to the amount of principal payments to be made on the relevant class of series 2 notes on such payment date; and

     o on each payment date, an amount in euro equal to the interest to be paid in euro on the relevant class of series 2 notes on such payment date.

     As defined in this prospectus, "EURO CURRENCY SWAP RATE" means the rate at which euro are converted to sterling or, as the case may be, sterling is converted to euro, under the relevant euro currency swap.

     The terms of each euro currency swap will provide for a number of conditional mini swaps (the "EURO MINI SWAPS"). The purpose of the euro mini swaps is to allow each euro currency swap to amortize by reference to the same amount as the relevant class of series 2 notes.

     In the event that any euro currency swap is terminated prior to the service of a note enforcement notice or the final redemption of the relevant class of series 2 notes, the issuer shall use its best efforts to enter into a replacement euro currency swap in respect of the notes or that class of notes to hedge against fluctuations in the exchange rate between euro and sterling and/or the possible variance between LIBOR for three-month sterling deposits and EURIBOR for three-month euro deposits with respect to the series 2 notes. Any replacement euro currency swap must be entered into on terms acceptable to the rating agencies, the issuer and the note trustee and with a replacement euro currency swap provider that the rating agencies have previously confirmed in writing to the issuer and the note trustee will not cause the then current ratings of the notes to be downgraded, withdrawn or qualified.

RATINGS DOWNGRADE OF SWAP PROVIDERS

     Under the terms of the basis rate swap, in the event that the short-term, unsecured and unsubordinated credit rating of the basis swap provider is downgraded below A-1 by Standard & Poor's or F1 by Fitch, respectively, and as a result of such downgrade the then-current ratings of the notes may, in the opinion of Standard & Poor's or Fitch, respectively, be downgraded or placed under review for possible downgrade, then the basis rate swap provider will, in accordance with the basis rate swap agreement, be required to take certain remedial measures in order to ensure that the then-current ratings of the notes are maintained, including providing collateral for its obligations under the basis rate swap, arranging for its obligations under the basis rate swap agreement to be transferred to an entity with an A-1 or a F1 rating, respectively, procuring another entity to become co-obligor in respect of its obligations under the basis rate swap, or taking such other action as it may agree with Standard & Poor's or Fitch, respectively, in order to maintain the ratings of the notes at their then-current ratings.

     Under the terms of the basis rate swap, in the event that either the short-term, unsecured and unsubordinated credit rating of the basis swap provider is downgraded below P-1 or its long-term, unsecured and unsubordinated credit rating is downgraded below A2 by Moody's, and as a result of such downgrade the then-current ratings of the notes may, in the opinion of Moody's, be downgraded or placed under review for possible downgrade, then the basis rate swap provider will, in accordance with the basis rate swap agreement, provide collateral for its obligations under the basis rate swap until it is able to arrange for its obligations under the basis rate swap agreement to be transferred to an entity with a short-term rating of P-1 and a long-term rating of A1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the basis rate swap, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then-current ratings.

     In addition, in the event that either the short-term, unsecured and unsubordinated credit rating of the basis rate swap provider is further downgraded below P-2 or its long-term, unsecured and unsubordinated credit rating of the basis rate swap provider is further downgraded below A3 by Moody's and, as a result of such downgrade, the then-current ratings of the notes may, in the opinion of Moody's, be downgraded or placed under review for possible downgrade, then the basis rate swap provider will, in accordance with the basis rate swap agreement, provide additional collateral for its obligations under the basis rate swap and will arrange for its obligations under the basis rate swap agreement to be transferred to an entity with a short-term rating of P-1 and a long-term rating of A1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the basis rate swap agreement, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then-current ratings.

     A failure to take such steps will allow the issuer to terminate the basis rate swap agreement.

     Under the terms of the dollar currency swaps and the euro currency swaps, in the event that the long-term, unsecured and unsubordinated credit rating of the dollar currency swap provider, the euro currency swap provider, or any provider of credit support, as the case may be, is downgraded below AA- by Standard & Poor's or AA- by Fitch, respectively, and, as a result of such downgrade, the then-current ratings of the relevant notes may, in the opinion of Standard & Poor's or Fitch, respectively, be downgraded or placed under review for possible downgrade, then the relevant currency swap provider will, in accordance with the relevant currency swap agreement, be required to take certain remedial measures in order to ensure that the then-current ratings of the Notes are maintained, including providing collateral for its obligations under the relevant currency swap, arranging for its obligations under the relevant currency swap agreement to be transferred to an entity with a long-term rating of AA- by Standard & Poor's or Fitch, as the case may be, procuring another entity to become co-obligor in respect of its obligations under the relevant currency swap, or taking such other action as it may agree with Standard & Poor's or Fitch, respectively, in order to maintain the ratings of the notes at their then-current ratings.

     Under the terms of the dollar currency swaps and the euro currency swaps, in the event that either the long-term, unsecured and unsubordinated credit rating of the dollar currency swap provider, the euro currency swap provider, or any provider of credit support, as the case may be, is downgraded below A1 or its short-term, unsecured and unsubordinated credit rating is downgraded below P-1 by Moody's, and, as a result of such downgrade, the then-current ratings of the relevant notes may, in the opinion of Moody's, be downgraded or placed under review for possible downgrade, then the relevant currency swap provider will, in accordance with the relevant currency swap agreement, provide collateral for its obligations under the relevant currency swap until it is able to arrange for its obligations under the relevant currency swap agreement to be transferred to an entity with a long-term rating of A1 and a short-term rating of P-1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the relevant currency swap, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then-current ratings.

     In addition, in the event that either the long-term, unsecured and unsubordinated credit rating of the relevant currency swap provider or any provider of credit support, is further downgraded below A3 or its short-term, unsecured and unsubordinated credit rating, is further downgraded below P-2 by Moody's, and, as a result of such downgrade, the then-current ratings of the relevant notes may, in the opinion of Moody's be downgraded or placed under review for possible downgrade, then the relevant currency swap provider will, in accordance with the relevant currency swap agreement, provide additional collateral for its obligations under the relevant currency swap and will arrange for its obligations under the relevant currency swap agreement to be transferred to an entity with a short-term rating of P-1 and a long-term rating of A1 by Moody's, procure another entity to become co-obligor in respect of its obligations under the relevant currency swap, or take such other action as it may agree with Moody's in order to maintain the ratings of the notes at their then-current ratings.

     A failure to take such steps will allow the issuer to terminate the relevant currency swap agreement.

TERMINATION OF THE SWAPS

     o The basis rate swap will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the notes are redeemed in full;

     o The dollar currency swap for the series 1 class A1 notes will terminate on the earlier of the payment date falling in January 2017 and the date on which all of the series 1 class A1 notes are redeemed in full;

     o The dollar currency swap for the series 1 class A2 notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 1 class A2 notes are redeemed in full;

     o The dollar currency swap for the series 1 class B notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 1 class B notes are redeemed in full;

     o The dollar currency swap for the series 1 class C notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 1 class C notes are redeemed in full;

     o The euro currency swap for the series 2 class A notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 2 class A notes are redeemed in full;

     o The euro currency swap for the series 2 class B notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 2 class B notes are redeemed in full; and

     o The euro currency swap for the series 2 class C notes will terminate on the earlier of the payment date falling in January 2043 and the date on which all of the series 2 class C notes are redeemed in full.

     A swap could also terminate in the following circumstances, each referred to as a "SWAP EARLY TERMINATION EVENT":

     o at the option of one party to the swap, if there is a failure by the other party to pay any amounts due and payable in accordance with the terms of that swap. Certain amounts may be due but not payable in accordance with the terms of the swap as described below under " - LIMITED RECOURSE AND SWAP PAYMENT OBLIGATION";

     o if an event of default under the notes occurs and the note trustee serves a note enforcement notice;

     o upon the occurrence of an insolvency of one of the parties or the merger of the relevant swap provider without an assumption of the obligations under the swaps, or changes in law resulting in the obligations of one of the parties becoming illegal; and

     o if the relevant swap provider is downgraded and fails to comply with the requirements of the ratings downgrade provision contained in the relevant swap agreement and described above under " - RATINGS DOWNGRADE OF SWAP PROVIDERS".

     Upon the occurrence of a swap early termination event, the issuer or the relevant swap provider may be liable to make a termination payment to the other. This termination payment will be calculated and made in sterling. The amount of any termination payment will be based on the market value of the terminated swap based on market quotations of the cost of entering into a swap with the same terms and conditions that would have the effect of preserving the respective full payment obligations of the parties (or based upon loss in the event that no market quotation can be obtained). Any such termination payment could be substantial.

     If any termination payment is due by the issuer to a swap provider, then pursuant to its obligations under the intercompany loan, Funding shall pay to the issuer the amount required by the issuer to pay the termination payment due to the relevant swap provider. Any such termination payment will be made by the issuer to the swap provider only after paying interest amounts due on the notes, and after providing for any debit balance on the issuer principal deficiency ledger to the extent that a default was caused by the swap provider. However, if the issuer causes a default to occur that results in a termination payment becoming due from the issuer to a swap provider, such payment will be made by the issuer in the same priority as it pays the relevant interest amounts due on the notes. The issuer shall apply amounts received from Funding under the intercompany loan in respect of termination payments in accordance with the issuer pre-enforcement revenue priority of payments, the pre-enforcement principal priority of payments, the relevant priority of payments following the occurrence of a trigger event or, as the case may be, the issuer post-enforcement priority of payments. The application by the issuer of termination payments due to a swap provider may affect the funds available to pay amounts due to the noteholders (see "RISK FACTORS - YOU MAY BE SUBJECT TO EXCHANGE RATE RISKS").

     If the issuer receives a termination payment from the dollar currency swap provider and/or the euro currency swap provider, then the issuer shall use those funds towards meeting its costs in effecting currency exchanges at the spot rate of exchange until a new dollar currency swap and/or a new euro currency swap is entered into and/or to acquire a new dollar currency swap and/or a new euro currency swap. You will not receive extra amounts (over and above interest and principal payable on the notes) as a result of the issuer receiving a termination payment.

TAXATION

     The issuer is not obliged under any of the swaps to gross up payments made by it if withholding taxes are imposed on payments made under the swaps.

     A swap provider is always obliged to gross up payments made by it to the issuer if withholding taxes are imposed on payments made under the swaps.

LIMITED RECOURSE AND SWAP PAYMENT OBLIGATION

     On any payment date the issuer will only be obliged to pay an amount to a swap provider to the extent that the issuer has received from Funding sufficient funds under the intercompany loan to pay that amount to that swap provider, subject to and in accordance with the relevant issuer priority of payments. On any payment date, each of the dollar currency swap provider and the euro currency swap provider will only be obliged to pay to the issuer an amount that is proportionate to the amount of the payment that it has received from the issuer on that payment date.

              CASH MANAGEMENT FOR THE MORTGAGES TRUSTEE AND FUNDING

     The material terms of the cash management agreement are summarized in this section. The summary does not purport to be complete and it is subject to the provisions of the cash management agreement. A form of the cash management agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

     Northern Rock has been appointed by the mortgages trustee, Funding and the security trustee to provide cash management services in relation to the mortgages trustee and Funding.

CASH MANAGEMENT SERVICES TO BE PROVIDED IN RELATION TO THE MORTGAGES TRUST

     The cash manager's duties in relation to the mortgages trust include, but are not limited to:

     (A) determining the current shares and share percentages of Funding and the seller in the trust property (including the relevant weighted average Funding share percentage and the relevant weighted average seller share percentage, as applicable) in accordance with the terms of the mortgages trust deed;

     (B)  maintaining the following ledgers on behalf of the mortgages trustee:

          o the Funding share/seller share ledger, which will record the current shares of the seller and Funding in the trust property;

          o the losses ledger, which will record losses on the mortgage loans;

          o the principal ledger, which will record principal receipts on the mortgage loans received by the mortgages trustee and payments of principal from the mortgages trustee GIC account to Funding and the seller;

          o the revenue ledger, which will record revenue receipts on the mortgage loans received by the mortgages trustee and payments of revenue receipts from the mortgages trustee GIC account to Funding and the seller;

          o the overpayments ledger, which will record each revenue receipt and/or principal receipt paid by a borrower in excess of the amount required under the terms of the relevant mortgage loan (and in the case of any non-flexible mortgage loan by an amount equal to or less than (pound)199.99), and which will be sub-divided into sub-ledgers to record overpayments made on non-flexible mortgage loans and flexible mortgage loans;

          o the non-flexible underpayments ledger, which will record underpayments on non-flexible mortgage loans; and

          o the re-draws ledger, which will record re-draws on the flexible mortgage loans and which will be sub-divided into sub-ledgers to record cash re-draws and non-cash re-draws;

     (C) distributing the mortgages trustee available revenue receipts and the mortgages trustee available principal receipts to Funding and the seller in accordance with the terms of the mortgages trust deed;

     (D) providing the mortgages trustee, Funding, the security trustee and the rating agencies with a quarterly report in relation to the trust property; and

     (E) providing the mortgages trustee and Funding with quarterly management accounts.

CASH MANAGEMENT SERVICES TO BE PROVIDED TO FUNDING

     The cash manager's duties in relation to Funding include, but are not limited to:

     (A) determining no later than the distribution date immediately preceding the relevant payment date:

          o the amount of Funding available revenue receipts to be applied to pay interest and fees in relation to the intercompany loan and any other intercompany loan on that relevant payment date; and

          o the amount of Funding available principal receipts to be applied to repay the intercompany loan and any other intercompany loan on that relevant payment date;

     (B)  maintaining the following ledgers on behalf of Funding:

     o any issuer reserve fund ledger(s), which will record the amount credited to the issuer reserve fund of the issuer and of any other issuer from time to time, and subsequent withdrawals and deposits in respect of such issuer reserve fund(s);

     o any issuer liquidity reserve fund ledger(s), which will record the amount credited to the issuer liquidity reserve fund from time to time of the issuer and any other issuer, and subsequent withdrawals and deposits in respect of such issuer liquidity reserve fund(s);

     o the Funding principal ledger, which will record the amount of principal receipts received by Funding on each distribution date;

     o the Funding revenue ledger, which will record all other amounts received by Funding on each distribution date;

     o the Funding reserve ledger, which will record the amount credited to the Funding reserve fund from time to time, and subsequent withdrawals and deposits in respect of the Funding reserve fund; and

     o the intercompany loan ledger(s), which will record payments of interest and repayments of principal made under the intercompany loan and any other intercompany loan;

     (C) investing sums standing to the credit of the Funding GIC account, the Funding (Issuer) GIC accounts, or any other Funding bank account in short-term authorized investments (as defined in the glossary) on behalf of Funding or the security trustee (as the case may be);

     (D) making withdrawals from the Funding reserve account as and when required;

     (E)  making withdrawals from the issuer reserve fund(s), if required;

     (F) making any required withdrawals under the issuer liquidity reserve fund(s), if any;

     (G) applying the Funding available revenue receipts and Funding available principal receipts in accordance with the relevant order of priority of payments for Funding contained in the Funding deed of charge;

     (H) providing Funding, each issuer, the security trustee and the rating agencies with a quarterly report in relation to Funding;

     (I) making all returns and filings in relation to Funding and the mortgages trustee and providing or procuring the provision of company secretarial and administration services to them; and

     (J)  maintaining the Funding principal deficiency ledger.

     For the definitions of Funding available revenue receipts, Funding available principal receipts and the Funding pre-enforcement priorities of payments, see "CASHFLOWS".

COMPENSATION OF CASH MANAGER

     The cash manager is paid an annual fee of (pound)100,000 for its services which is paid in four equal installments quarterly in arrears on each payment date. The fee is inclusive of VAT. The fee is subject to adjustment if the applicable rate of VAT changes.

     In addition, the cash manager is entitled to be indemnified for any expenses or other amounts properly incurred by it in carrying out its duties. The cash manager is paid by the mortgages trustee and Funding proportionately in accordance with and subject to the terms of the mortgages trust deed and the relevant Funding priority of payments, prior to amounts due to any issuer under any intercompany loan.

RESIGNATION OF CASH MANAGER

     The cash manager may resign only on giving 12 months' notice to the security trustee, Funding and the mortgages trustee and provided the security trustee, Funding and the mortgages trustee each consent in writing to the cash manager's resignation and provided that:

     o a substitute cash manager has been appointed and a new cash management agreement is entered into on terms satisfactory to the security trustee, the mortgages trustee and Funding; and

     o the then current ratings of each issuer's notes would not be adversely affected as a result of that replacement.

TERMINATION OF APPOINTMENT OF CASH MANAGER

     The security trustee may, upon written notice to the cash manager, terminate the cash manager's rights and obligations immediately if any of the following events occurs:

     o the cash manager defaults in the payment of any amount due and fails to remedy such default for a period of 5 London business days after the earlier of becoming aware of the default and receiving a written notice from the security trustee;

     o the cash manager fails to comply with any of its other obligations under the cash management agreement which in the opinion of the security trustee, acting at the direction of the note trustee, is materially prejudicial to the noteholders and does not remedy that failure within 20 days after the earlier of becoming aware of the failure and receiving written notice from the security trustee; or

     o    the cash manager suffers an insolvency event.

     Upon termination of the appointment of the cash manager, the security trustee has agreed to use its reasonable endeavors to appoint a substitute cash manager. Any such substitute cash manager will be required to enter into an agreement on substantially the same terms as the provisions of the cash management agreement and any termination is conditional upon the rating agencies having previously confirmed in writing to each issuer and the security trustee that the then current ratings of each issuer's notes will not be downgraded, withdrawn or qualified.

     If the appointment of the cash manager is terminated or it resigns, the cash manager must deliver its books of account relating to the mortgage loans to or at the direction of the mortgages trustee, Funding or the security trustee, as the case may be. The cash management agreement will terminate automatically when Funding has no further interest in the trust property and the intercompany loan and all other intercompany loans have been repaid or otherwise discharged.

GOVERNING LAW

     The cash management agreement is governed by English law.

                         CASH MANAGEMENT FOR THE ISSUER

     The material terms of the issuer cash management agreement are summarized in this section. The summary does not purport to be complete and it is subject to the terms of the issuer cash management agreement. A form of the issuer cash management agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

     On the closing date, the issuer and the note trustee will appoint Northern Rock to provide cash management services to the issuer.

CASH MANAGEMENT SERVICES TO BE PROVIDED TO THE ISSUER

     The issuer cash manager's duties will include, but are not limited to:

     (A) determining no later than the distribution date immediately preceding the relevant payment date:

          o the issuer available revenue receipts to be applied to pay interest on the notes on that relevant payment date and to pay amounts due to other creditors of the issuer;

          o the issuer available principal receipts to be applied to repay principal on the notes on that relevant payment date; and

          o such other amounts as are expressed to be calculations and determinations made by the issuer cash manager under the conditions of the notes;

     (B) applying issuer available revenue receipts and issuer available principal receipts in accordance with the relevant order of priority of payments for the issuer set out in the issuer cash management agreement;

     (C) maintaining the issuer principal deficiency ledger, which will record principal deficiencies arising from losses on the mortgage loans which have been allocated to the intercompany loan of the issuer, the use of issuer available principal receipts to meet any deficiency in issuer available revenue receipts and the use of Funding available principal receipts to fund the issuer liquidity reserve fund, if any;

     (D) providing the issuer, Funding, the note trustee and the rating agencies with quarterly reports in relation to the issuer;

     (E) making all returns and filings required of the issuer and procuring the provision of company secretarial and administration services to the issuer;

     (F) arranging payment of all fees to the London Stock Exchange plc or, as applicable, the Financial Services Authority; and

     (G) performing, if necessary, all currency and interest rate conversions free of charge, cost or expense at the relevant exchange rate, whether it be a conversion from sterling to dollars or vice versa, sterling to euro or vice versa, or floating rates of interest to fixed rates of interest or vice versa.

ISSUER'S BANK ACCOUNT

     On the closing date, the issuer will maintain a bank account with the issuer account bank (the "ISSUER TRANSACTION ACCOUNT"). The issuer may, with the prior written consent of the note trustee, open additional or replacement bank accounts.

     If the short-term, unguaranteed and unsubordinated ratings of the issuer account bank cease to be rated A-1+ by Standard & Poor's, P-1 by Moody's or F1+ by Fitch, then the issuer transaction account will be closed and a new issuer transaction account opened with a bank that has the requisite ratings.

COMPENSATION OF ISSUER CASH MANAGER

     The issuer cash manager will be paid for its services an annual fee of (pound)117,500 which will be paid in four equal installments quarterly in arrears on each payment date. The fee is inclusive of VAT. The fees will be subject to adjustment if the applicable rate of VAT changes.

     In addition, the issuer cash manager will be entitled to reimbursement for any expenses or other amounts properly incurred by it in carrying out its duties. The issuer cash manager will be paid by the issuer prior to amounts due on the notes.

RESIGNATION OF ISSUER CASH MANAGER

     The issuer cash manager may resign only on giving 12 months' notice to the note trustee and the issuer provided that we and the note trustee consent in writing to the issuer cash manager's resignation and provided that:

     o a substitute issuer cash manager has been appointed and a new issuer cash management agreement is entered into on terms satisfactory to the note trustee and the issuer; and

     o that replacement would not adversely affect the then current ratings of the notes.

TERMINATION OF APPOINTMENT OF ISSUER CASH MANAGER

     The issuer or the note trustee may, upon written notice to the issuer cash manager, terminate the issuer cash manager's rights and obligations immediately if any of the following events occurs:

     o the issuer cash manager defaults in the payment of any amount due and fails to remedy such default for a period of 5 London business days after the earlier of becoming aware of the default and receiving written notice from us or the note trustee;

     o the issuer cash manager fails to comply with any of its other obligations under the issuer cash management agreement which in the opinion of the note trustee is materially prejudicial to the noteholders and does not remedy that failure within 20 days after the earlier of becoming aware of the failure and receiving a notice from the note trustee; or

     o    the issuer cash manager suffers an insolvency event.

     Upon termination of the appointment of the issuer cash manager, the note trustee will agree to use its reasonable endeavors to appoint a substitute issuer cash manager. Any such substitute issuer cash manager will be required to enter into an agreement on substantially the same terms as the provisions of the issuer cash management agreement and any termination is conditional upon the rating agencies having previously confirmed in writing to the issuer and the note trustee that the then current ratings of the issuer's notes will not be downgraded, withdrawn or qualified.

     If the appointment of the issuer cash manager is terminated or the issuer cash manager resigns, the issuer cash manager must deliver its books of account relating to the notes to or at the direction of the note trustee. The issuer cash management agreement will terminate automatically when the notes have been fully redeemed.

GOVERNING LAW

     The issuer cash management agreement shall be governed by English law.

                       SECURITY FOR FUNDING'S OBLIGATIONS

     To provide security for its obligations under the previous intercompany loan agreements and the other transaction documents relating to the previous issuers, Funding has entered into the Funding deed of charge with the Funding secured creditors, as defined in the glossary. The issuer, Funding and the other Funding secured creditors will enter into a deed of accession in relation to the Funding deed of charge to enable the issuer to share in the Funding security with the existing Funding secured creditors with respect to Funding's obligations to the issuer under the intercompany loan agreement and the other transaction documents. If Funding enters into new intercompany loan agreements with new issuers, then each new issuer (and any new start-up loan provider (if any)) will enter into one or more deeds of accession or a supplemental deed in relation to the Funding deed of charge and share in the Funding security with the existing Funding secured creditors with respect to Funding's obligations to any such new issuer under any new intercompany loan agreement and related transaction documents. A summary of the material terms of the Funding deed of charge is set out below. The summary does not purport to be complete and is subject to the provisions of the Funding deed of charge. This prospectus forms part of the registration statement and a form of the Funding deed of charge has been filed as an exhibit to that registration statement.

COVENANT TO PAY

     Funding has covenanted in favor of the security trustee for the benefit of the Funding secured creditors (including the security trustee) that Funding will pay all amounts due to each of the Funding secured creditors as they become due and payable (subject to the limited recourse provisions of the intercompany loan and of the other transaction documents) and that Funding will comply with its other obligations under the transaction documents.

FUNDING SECURITY

     Subject as provided in the following paragraph, Funding has granted the following security to be held by the security trustee for itself and on trust for the benefit of the Funding secured creditors:

     o a first fixed charge over the Funding share of the trust property, save to the extent that any of the trust property is situated in Jersey. Funding's share of the trust property that is situated in Jersey will be assigned to the security trustee for the purpose of creating a security interest in accordance with Jersey law;

     o an assignment by way of first fixed security of all of Funding's right, title, interest and benefit in the transaction documents (including for the avoidance of doubt rights against the mortgages trustee under the mortgages trust deed, but excluding all of Funding's right, title, interest and benefit in the Funding deed of charge) to which Funding is a party from time to time, save to the extent that such right, title, interest and benefit are situated in Jersey. To the extent that the same are situated in Jersey, Funding will assign such right, title, interest and benefit to the security trustee for the purpose of creating a security interest in those rights, title, interest and benefit in accordance with Jersey law;

     o an assignment by way of first fixed security over Funding's right, title, interest and benefit in the Funding GIC account, the Funding transaction account, and each other account (if any) of Funding (other than the Funding (Issuer) GIC accounts, and any other account established to hold the issuer reserve fund of any new issuer), all amounts standing to the credit of those accounts (including all interest accrued on such amounts);

     o a first fixed charge (which may take effect as a floating charge) of Funding's right, title, interest and benefit in all authorized investments purchased from the Funding GIC account, the Funding transaction account and each other account (if any) of

          Funding (other than the Funding (Issuer) GIC accounts, and any other account established to hold the issuer reserve fund and issuer liquidity reserve fund (if any) of any new issuer) and all income on such investments; and

     o a first floating charge over all the assets and the undertaking of Funding which are not otherwise effectively subject to a fixed charge or assignment by way of security as described in the preceding paragraphs or as described in the following paragraph.

     Security which is expressed to be fixed in nature may take effect as floating security depending on the degree of control which the secured party is given over the relevant assets and the degree to which the secured party actually exercises such control.

     Funding has granted a security interest to be held by the security trustee on trust for the benefit of the relevant previous issuer over Funding's right, title, interest and benefit in the Funding (Granite 01-1) GIC account, the Funding (Granite 01-2) GIC account or, as the case may be, the Funding (Granite 02-1) GIC account established for the related previous issuer. In addition, Funding will grant a security interest to be held by the security trustee on trust for the benefit of the issuer (and will grant a separate security interest to be held by the security trustee on trust for the benefit of each new issuer) over Funding's right, title, interest and benefit in the Funding (Granite 02-2) GIC account established for the issuer (or, in the case of any new issuer, in the relevant Funding bank account established to hold any issuer reserve fund and issuer liquidity reserve fund (if any) of that new issuer), and all amounts standing to the credit of such account or accounts (including all interest accrued on such amounts).

NATURE OF SECURITY - FIXED CHARGE OR FLOATING CHARGE

     Funding may not deal with those of its assets which are subject to a fixed charge without the consent of the security trustee. Accordingly, Funding will not be permitted to deal with the assets which are expressed to be subject to a fixed charge in its ordinary course of business. In this way, the security is said to "FIX" over those assets which are expressed to be subject to a fixed charge.

     Unlike fixed charges, a floating charge does not attach to specific assets but "FLOATS" over a class of assets which may change from time to time. Funding is able to deal with assets which are subject to a floating charge and to give third parties title to those assets free from the floating charge in the event of sale, discharge or modification, provided that such dealings and transfers of title are in the ordinary course of Funding's business. Assets which are acquired by Funding after the closing date (including assets acquired upon the disposition of any other asset) and which are not subject to any fixed charge mentioned in the section above will be subject to the floating charge.

     The existence of the floating charge may allow the security trustee to appoint a receiver of Funding. Whether such a receiver would be deemed to be an administrative receiver under the English insolvency legislation is unclear as Funding is incorporated in Jersey. However, as the receiver will be given wide powers in the Funding deed of charge, the main advantage of the receiver being an administrative receiver is that a person entitled to appoint an administrative receiver can prevent the appointment of an administrator, ensuring that in the event of enforcement proceedings commenced in respect of amounts due and owing by Funding, the security trustee will be able to control those proceedings in the best interest of the Funding secured creditors. However, the same uncertainties arise as to whether the English court has jurisdiction to make an administration order in respect of a foreign company. As Funding is incorporated in Jersey, the better view is that an English court would not have jurisdiction to appoint an administrator over Funding unless requested to do so by a court in Jersey. If an administrator of Funding were appointed this would prevent the appointment of a receiver and freeze the enforcement of rights and remedies without the consent of the administrator or leave of the court. The interest of the Funding secured creditors in property and assets over which there is a floating charge only will rank behind the claims of certain preferential creditors on enforcement of the Funding security
- for example, any
amounts due to the UK tax authorities. This means that amounts due to preferential creditors will be paid ahead of amounts due to the issuer under the intercompany loan agreement.

     The floating charge created by the Funding deed of charge may "CRYSTALLIZE" and become a fixed charge over the relevant class of assets owned by Funding at the time of crystallization. Crystallization will occur automatically following the occurrence of specific events set out in the Funding deed of charge, including, among other events, notice to Funding from the security trustee following an intercompany loan event of default. A crystallized floating charge will continue to rank behind the claims of preferential creditors (as referred to in this section) on enforcement of the Funding security.

FUNDING PRE-ENFORCEMENT AND POST-ENFORCEMENT PRIORITY OF PAYMENTS

     The Funding deed of charge also sets out the order of priority, as at the closing date, for the application by the cash manager, prior to the service of an intercompany loan enforcement notice, of amounts standing to the credit of the Funding transaction account on each payment date. This order of priority is described in "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE REVENUE RECEIPTS" and "CASHFLOWS - DISTRIBUTION OF FUNDING AVAILABLE PRINCIPAL RECEIPTS PRIOR TO ENFORCEMENT OF THE FUNDING SECURITY".

     The Funding deed of charge sets out the order of priority, as at the closing date, for the application by the security trustee (or the cash manager on behalf of the security trustee), following service of an intercompany loan enforcement notice, of amounts received or recovered by the security trustee or a receiver appointed on its behalf. This order of priority is described in "CASHFLOWS - DISTRIBUTION OF MONIES FOLLOWING ENFORCEMENT OF THE FUNDING SECURITY".

     As new issuers are established to issue new notes and accordingly to make new advances to Funding, those new issuers (together with the new start-up loan providers (if any)) will enter into deeds of accession or supplemental deeds in relation to the Funding deed of charge which may, depending on the type of notes to be issued, require amendments to any of the Funding pre-enforcement revenue priority of payments, the Funding pre-enforcement principal priority of payments, and the Funding post-enforcement priority of payments.

ENFORCEMENT

     The Funding deed of charge sets out the circumstances upon which and the procedures by which the security trustee may take steps to enforce the Funding security. The Funding security will become enforceable upon the service on Funding by the security trustee of an intercompany loan enforcement notice (see "THE INTERCOMPANY LOAN AGREEMENT - INTERCOMPANY LOAN EVENTS OF DEFAULT") provided that, if the Funding security has become enforceable otherwise than by reason of a default in payment of any amount due in respect of any intercompany loan which would be utilized to fund the payment of any class A notes of any issuer under any intercompany loan, the security trustee will not be entitled to dispose of all or part of the assets comprised in the Funding security unless either:

     o a sufficient amount would be realized to allow a full and immediate discharge of such amount under each intercompany loan as would be sufficient to fund the payment in full of all amounts owing in respect of the class A notes of any issuer series and all prior ranking amounts due by Funding; or

     o the security trustee is of the opinion (which shall be binding on the Funding secured creditors), reached after considering the advice of any financial or professional advisers selected by the security trustee (and if the security trustee is unable to obtain such advice having made reasonable efforts to do this, this proviso shall not apply), that the cash flow expected to be received by Funding will not, or that there is a significant risk that it will not, be sufficient (as certified to it by Funding), having regard to any other relevant actual, contingent or prospective liabilities of Funding, to discharge in full over time such amount under each intercompany loan as would be sufficient to fund the payment in full of all amounts owing in respect of the class A notes of each issuer and all prior ranking amounts due by Funding; and

     o the security trustee shall not be bound to make the determination set out above unless it shall have been indemnified and/or secured to its satisfaction against all liabilities to which it may thereby become liable or which it may incur by so doing.

     In respect of property which is secured in accordance with Jersey law, the security will not be enforceable until the security trustee serves a Jersey enforcement notice on Funding. Enforcement must take place in accordance with Jersey security law, which provides that the Jersey enforcement notice must specify the event of default and, if the event of default is remediable, require the assignor to remedy the default within 14 days of receiving the notice. Thereafter enforcement may take place, and in order to enforce the Jersey security interest, the security trustee is required to take all reasonable steps to ensure that the property secured by Funding is sold within a reasonable time and for a price corresponding to the value on the open market at the time that the collateral is sold.

CONFLICTS

     The Funding deed of charge provides that, when exercising its discretion and/or when exercising the rights, benefits, powers, trusts, authorities, directions and obligations expressed to be granted by the Funding deed of charge, the security trustee shall act only at the request or direction of the note trustee. The authority of the note trustee to direct the security trustee to act derives from the issuer's (and each other issuer's) assignment to the note trustee of its rights under the relevant intercompany loan made by such issuer to Funding. If notes are outstanding that have been issued by the issuer and one or more other issuers, and resolutions of holders of such notes result in conflicting directions being given to the note trustee (and, ultimately, from the note trustee to the security trustee), the note trustee shall have regard only to the directions of the noteholders of the issuer or other issuers that has or have the highest ranking class of notes outstanding at such time. However, if more than one issuer has notes outstanding that are the highest ranking notes outstanding among all issuers, the note trustee shall instead have regard to the resolutions of the holders of notes of that issuer that has the greatest aggregate principal amount of notes of the highest rank outstanding at such time. In all cases, the note trustee and the security trustee will only be obligated to act if they are indemnified to their satisfaction.

DELEGATION BY THE SECURITY TRUSTEE TO AN AUTHORIZED THIRD PARTY

     Subject as provided further in the transaction documents, the security trustee shall be entitled to delegate certain of its functions and rights under the transaction documents pursuant to the administration agreement to one or more authorized third parties whom the rating agencies have previously confirmed in writing to the security trustee and the issuer will not result in the ratings on the notes being downgraded, qualified or withdrawn. The security trustee shall be obliged to use reasonable endeavors to procure the appointment of an authorized third party and in the event of any such appointment shall not be required to monitor or supervise the third party's performance and shall not be responsible for any act or omission of such third party or for any loss caused thereby.

NO ENFORCEMENT BY FUNDING SECURED CREDITORS

     Each of the Funding secured creditors (other than the security trustee and any receiver) has agreed under the Funding deed of charge that only the security trustee may enforce the security created by the Funding deed of charge.

MODIFICATION AND WAIVER, FEES, RETIREMENT AND RESPONSIBILITIES OF THE SECURITY TRUSTEE

MODIFICATION AND WAIVER

     Without the consent of any of the Funding secured creditors, the security trustee (at the direction of the note trustee) may:

     o agree to modifications to the transaction documents provided that the security trustee is of the opinion that any such modification would not materially harm the interests of the noteholders or that such modification is of a formal, minor or technical nature or is required by the rating agencies in respect of any new issuer or new startup loan provider or other person which accedes to the Funding deed of charge. Any such modification will be binding on the Funding secured creditors; and

     o authorize or waive a proposed or actual breach of any provisions of the transaction documents provided that the security trustee is of the opinion that such breach would not materially harm the interests of the noteholders. Any such authorization or waiver will be binding on the Funding secured creditors.

FEES, EXPENSES AND INDEMNITY

     Funding shall reimburse the security trustee for all its costs and expenses properly incurred in acting as security trustee (including but not limited to the cost of using its reasonable endeavors to appoint and maintain an authorized third party). In addition, Funding shall pay to the security trustee a fee of such amount and on such dates as will be agreed from time to time by the security trustee and Funding. Funding shall indemnify the security trustee from and against all proceedings, claims, demands, losses, costs, charges, expenses and liabilities incurred by it or to which it may become liable in connection with the exercise of its trusts, powers, authorities and discretions, or otherwise in respect of any matter done or not done relating to the transaction documents, except where the same is caused by the fraud, gross negligence, willful default or breach of the terms of the Funding deed of charge by the security trustee or any of its officers or employees.

RETIREMENT AND REMOVAL

     Subject to the appointment of a successor security trustee, the security trustee may retire after giving three months' notice in writing to Funding. If within 60 days of having given notice of its intention to retire, Funding has failed to appoint a replacement security trustee, the outgoing security trustee will be entitled to appoint its successor (provided that such successor is acceptable to the rating agencies and agrees to be bound by the terms of the Funding deed of charge). Funding may remove the security trustee or appoint a new security trustee at any time provided that it has the approval, which must not be unreasonably withheld or delayed, of each of the Funding secured creditors. In addition, the security trustee may, subject to conditions specified in the Funding deed of charge, appoint a co-trustee to act jointly with it.

ADDITIONAL PROVISIONS OF THE FUNDING DEED OF CHARGE

     The Funding deed of charge contains a range of provisions limiting the scope of the security trustee's duties and liabilities. These provisions include, among others, that the security trustee:

     o may rely on instructions or directions given to it by the note trustee as being given on behalf of the relevant class of noteholders without inquiry about compliance with the trust deed and on the advice of any lawyer, banker, accountant or other expert;

     o is not responsible for the legality, admissibility in evidence, adequacy or enforceability of the Funding deed of charge or any other transaction document;

     o may rely on documents believed by it to be genuine provided by any of the mortgages trustee, Funding or the cash manager and on the advice of any lawyer, banker, accountant or other expert;

     o may assume that no intercompany loan event of default has occurred unless it has received notice from a Funding secured creditor stating that an intercompany loan event of default has occurred and describing that intercompany loan event of default;

     o is not required to monitor or supervise the functions of the account bank or of any other person under any transaction document;

     o has the power to determine all questions arising in relation to the Funding deed of charge or other transaction document and every determination made shall bind all of the Funding secured creditors;

     o each Funding secured creditor must make its own independent appraisal, without reliance on the security trustee, as to the financial condition and affairs of Funding;

     o the security trustee will not be liable for any loss, cost, damage or expense which may be caused by anything done or not done by it under the Funding deed of charge or any other transaction document unless caused by the security trustee's fraud, negligence, willful default or breach of the terms of the Funding deed of charge;

     o the security trustee may accept such title as Funding has to the Funding charged property and will not be required to investigate or make inquiry into Funding's titles to such property; and

     o the security trustee will not be responsible for any shortfall which may arise because it is liable to tax in respect of the Funding charged property or the proceeds of such property.

     The security trustee makes no statement or representation in this prospectus, has not authorized or caused the issue of any part of it and takes no responsibility for any part of it. The security trustee does not guarantee the performance of the notes or the payment of principal or interest on the notes.

GOVERNING LAW

     The Funding deed of charge is governed by English law, except for the provisions which relate to security interests created in property situated in Jersey, which are governed by Jersey law.

                      SECURITY FOR THE ISSUER'S OBLIGATIONS

     To provide security for its obligations under the notes and the other transaction documents, the issuer will enter into the issuer deed of charge with the issuer secured creditors. A summary of the material terms of the issuer deed of charge is set out below. The summary does not purport to be complete and is subject to the provisions of the issuer deed of charge. This prospectus is a part of the registration statement, and a form of the issuer deed of charge has been filed as an exhibit to that registration statement.

COVENANT TO PAY

     The issuer will covenant in favor of the note trustee for the benefit of the issuer secured creditors (including the note trustee) that the issuer will pay all amounts due to each of the issuer secured creditors as they become due and payable and that the issuer will comply with its other obligations under the transaction documents.

ISSUER SECURITY

     The issuer will grant the following security to be held by the note trustee for itself and on trust for the benefit of the issuer secured creditors (which definition includes the noteholders):

     o an assignment by way of first fixed security of the issuer's rights and claims in respect of all security and other rights held on trust by the security trustee pursuant to the Funding deed of charge, save to the extent that any of those issuer's rights and claims derive from property that is situated in Jersey, which will be assigned to the note trustee for the purpose of creating a security interest in accordance with Jersey law;

     o an assignment by way of first fixed security of the issuer's right, title, interest and benefit in the transaction documents to which it is a party, including the intercompany loan agreement, the Funding deed of charge, any swap agreement, the paying agent and agent bank agreement, the subscription agreement, the underwriting agreement, the corporate services agreement, the issuer bank account agreement, the issuer cash management agreement, the trust deed, save to the extent that such right, title, interest and benefit derive from property that is situated in Jersey. To the extent that the same are derived from property situated in Jersey, the issuer will assign such right, title, interest and benefit to the note trustee for the purpose of creating a security interest in those rights, title, interest and benefit in accordance with Jersey law;

     o an assignment by way of first fixed security over the issuer's right, title, interest and benefit in the issuer transaction accounts and each other account (if any) of the issuer, and all amounts standing to the credit of those accounts (including all interest earned on such amounts);

     o a first fixed charge (which may take effect as a floating charge) of the issuer's right, title, interest and benefit in all authorized investments made by or on behalf of the issuer, including all monies and income payable under those investments; and

     o a first floating charge over all the assets and undertaking of the issuer which are not otherwise effectively subject to a fixed charge or assignment by way of security as described in the preceding paragraphs.

NATURE OF SECURITY - FIXED CHARGE OR FLOATING CHARGE

     For a description of the nature and certain consequences of taking fixed charges and floating charges see "SECURITY FOR FUNDING'S OBLIGATIONS - FUNDING SECURITY - NATURE OF SECURITY - FIXED CHARGE OR FLOATING CHARGE". However, unlike Funding, the issuer is incorporated in England and an English court may, in certain circumstances, appoint an administrator of the issuer. However, the existence of the floating charge will allow the note trustee to appoint an administrative receiver of the issuer and thereby prevent the appointment of an administrator. You should note that proposed changes to bankruptcy and insolvency laws in the United Kingdom may affect the ability of the note trustee to appoint an administrative receiver of the issuer and thereby prevent the appointment of an administrator. See "RISK FACTORS - CHANGES OF LAW MAY ADVERSELY AFFECT YOUR INTERESTS".

ISSUER PRE-ENFORCEMENT AND POST-ENFORCEMENT PRIORITY OF PAYMENTS

     The issuer cash management agreement sets out the order of priority for the application of cash by the issuer cash manager prior to the service of a note enforcement notice. This payment order of priority is described in "CASHFLOWS".

     The issuer deed of charge will also set out the order of priority for the application by the note trustee (or the issuer cash manager on its behalf), following service of a note enforcement notice, of amounts received or recovered by the note trustee or a receiver appointed on its behalf. This order of priority is described in "CASHFLOWS".

ENFORCEMENT

     The issuer deed of charge will set out the circumstances in which and the procedures by which the note trustee may take steps to enforce the issuer security.

     The issuer security will become enforceable upon either (1) the enforcement of the Funding security or (2) the occurrence of a note event of default which is not waived by the note trustee. However, as the note trustee will not be entitled to assign to a third party its or the issuer's rights under the intercompany loan agreement following the service of a note enforcement notice, the most likely consequence of the issuer security becoming enforceable will be that monies received by the note trustee from Funding will be applied in accordance with the issuer post-enforcement priority of payments.

     In respect of property which is secured in accordance with Jersey law, the security will not be enforceable until the note trustee serves a Jersey enforcement notice on the issuer. Enforcement must take place in accordance with Jersey security law, which provides that the Jersey enforcement notice must specify the event of default and, if the event of default is remediable, require the assignor to remedy the default within 14 days of receiving the notice.

CONFLICTS

     The issuer deed of charge will contain provisions which require the note trustee to consider the interests of the noteholders as to the exercise of its powers, trusts, authorities, duties and discretions. In the event of a conflict between the interests of the noteholders and the interests of any other issuer secured creditor, the note trustee is required to consider only, unless stated otherwise, the interests of the noteholders. If, in the sole opinion of the note trustee, there may be a conflict as among noteholders, the note trustee will have regard to the interests of the class of noteholders with the highest-ranking notes only. If there is a conflict between the interests of the class A noteholders of one series and the class A noteholders of another series, or conflict between the class B noteholders of one series and the class B noteholders of another series or the class C noteholders of one series and the class C noteholders of another series then a resolution directing the note trustee to take any action must be passed at a single meeting comprising the holders of each series of the class A notes or, as applicable, each series of the class B notes or each series of the class C notes subject to the conflict. In all cases, the note trustee will only be obliged to act if it is indemnified to its satisfaction. For more information on how the note trustee will resolve conflicts between noteholders, see "DESCRIPTION OF THE OFFERED NOTES - 11. MEETINGS OF NOTEHOLDERS, MODIFICATIONS AND WAIVER".

NO ENFORCEMENT BY ISSUER SECURED CREDITORS

     Each of the issuer secured creditors (other than the note trustee acting on behalf of the noteholders) will agree under the issuer deed of charge that only the note trustee may enforce the security created by the issuer deed of charge and it will not take steps directly against the issuer to recover amounts owing to it by the issuer unless the note trustee has become bound to enforce the issuer security but has failed to do so within 30 days of becoming so bound.

MODIFICATION AND WAIVER, FEES, RETIREMENT AND RESPONSIBILITIES OF THE NOTE
TRUSTEE

MODIFICATION AND WAIVER

     Without the consent of any of the issuer secured creditors, the note trustee may:

     o agree to modifications to the transaction documents provided that the note trustee is of the opinion that such modification will not materially harm the interests of the noteholders or that such modification is of a formal, minor or technical nature. A proposed modification will not materially harm the interest of any noteholders solely because new issuers accede to the Funding deed of charge. Any such modification will be binding on the issuer secured creditors; and

     o authorize or waive a proposed or actual breach of any provisions of the notes or of any other transaction documents provided that the note trustee is of the opinion that such breach will not materially harm the interests of the noteholders. Any such authorization or waiver will be binding on the noteholders and the other issuer secured creditors.

FEES, EXPENSES AND INDEMNITY

     The issuer will reimburse the note trustee for all costs and expenses properly incurred in acting as note trustee. In addition, the issuer shall pay to the note trustee a fee of such amount and on such dates as will be agreed from time to time by the note trustee and the issuer. The issuer shall indemnify the note trustee from and against all proceedings, claims, demands, losses, costs, charges, expenses and liabilities incurred by it or to which it may become liable in connection with the exercise of its trusts, powers, authorities and discretions, or otherwise in respect of any matter done or not done relating to the transaction documents, except where the same is caused by the fraud, gross negligence, willful default or breach of the terms of the issuer deed of charge by the note trustee or any of its officers or employees.

RETIREMENT AND REMOVAL

     Subject to the appointment of a successor note trustee, the note trustee may retire after giving three months' notice in writing to the issuer. If within 60 days of having given notice of its intention to retire, the issuer has failed to appoint a replacement note trustee, the outgoing note trustee will be entitled to appoint a successor (provided that such successor is acceptable to the rating agencies and agrees to be bound by the terms of the issuer deed of charge). The issuer may remove the note trustee or appoint a new note trustee at any time provided that it has the approval, which must not be unreasonably withheld or delayed, of the issuer secured creditors. In addition, the note trustee may, subject to the conditions specified in the issuer deed of charge, appoint a co-trustee to act jointly with it.

ADDITIONAL PROVISIONS OF THE ISSUER DEED OF CHARGE

     The issuer deed of charge will contain a range of provisions regulating the scope of the note trustee's duties and liabilities. These include the following:

     o the note trustee is not responsible for the legality, admissibility in evidence, adequacy or enforceability of the issuer deed of charge or any other transaction document;

     o the note trustee may assume that no note event of default has occurred unless the note trustee has received notice from an issuer secured creditor stating that a note event of default has occurred and describing that note event of default;

     o the note trustee is not required to monitor or supervise the functions of the account bank or of any other person under any transaction document;

     o the note trustee has the power to determine all questions arising in relation to the issuer deed of charge or other transaction document entered into by the issuer and every determination made shall bind the note trustee and all of the issuer secured creditors;

     o each issuer secured creditor must make its own independent appraisal, without reliance on the note trustee, as to the financial condition and affairs of the issuer;

     o the note trustee will not be liable for any loss, cost, damage or expense which may be caused by anything done or not done by it under the issuer deed of charge or any other transaction document unless caused by the note trustee's fraud, gross negligence, willful default or breach of the terms of the issuer deed of charge;

     o the note trustee may accept such title as the issuer has to the issuer charged property and will not be required to investigate or make inquiry into the issuer's title to such property;

     o the note trustee will not be responsible for any shortfall which may arise because it is liable to tax in respect of the issuer charged property or the proceeds of such property; and

     o the note trustee is not required to take steps or action in connection with the transaction documents (including enforcing the issuer security) unless (1) it has been directed or instructed to do so by an extraordinary resolution of a class of noteholders or in writing by the holders of at least 25% of the aggregate principal amount of the notes of a class then outstanding or (if there are no remaining notes outstanding) by any other issuer secured creditor provided that:

          (1) the note trustee will not act at the direction or request of the class B noteholders unless either to do so would not, in its opinion, be materially prejudicial to the interests of the class A noteholders or such action is sanctioned by an extraordinary resolution of the class A noteholders;

          (2) the note trustee will not act at the direction or request of the class C noteholders unless either to do so would not, in its opinion, be materially prejudicial to the interests of the class A noteholders and/or the class B noteholders or such action is sanctioned by extraordinary resolutions of the class A noteholders and/ or the class B noteholders, as the case may be; and

          (3) it has been indemnified to its satisfaction against all costs, liabilities and claims which it may incur or in respect of which it may become liable.

      The note trustee makes no statement or representation in this prospectus, has not authorized or caused the issue of any part of it and takes no responsibility for any part of it. The note trustee does not guarantee the performance of the notes or the payment of principal or interest on the notes.

GOVERNING LAW

      The issuer deed of charge will be governed by English law, except for the provisions which relate to security interests created in property situated in Jersey, which will be governed by Jersey law.

                          DESCRIPTION OF THE TRUST DEED

     The principal agreement governing the notes will be the trust deed dated on or about the closing date and made between the issuer and the note trustee. A summary of the material terms of the trust deed is set out below. The summary does not purport to be complete and it is subject to the provisions of the trust deed. A form of the trust deed has been filed as an exhibit to the registration statement and this prospectus forms part of the registration statement.

     The trust deed sets out the forms of the global note certificates and the individual note certificates. It also sets out the terms and conditions of the notes, and the conditions for the issue of individual note certificates and/or the cancellation of any notes. The paying agent and agent bank agreement contains detailed provisions regulating the appointments of the paying agents and other agents.

     The trust deed also contains covenants made by the issuer in favor of the note trustee and the noteholders. The main covenants are that the issuer will pay interest and repay principal on each of the notes when due. Some of the covenants also appear in the terms and conditions of the notes (see "TERMS AND CONDITIONS OF THE OFFERED NOTES"). The issuer also covenants that it will do all things necessary to maintain the listing on the official list of the UK Listing Authority and to maintain trading of the notes on the London Stock Exchange plc and to keep in place a common depository, paying agents and an agent bank, and further covenants with the note trustee that it will comply with and perform and observe all its obligations in the trust deed. The trust deed provides for delivery to the note trustee of an annual statement signed by an officer of the issuer to the effect that the issuer has fulfilled its material obligations under the trust deed throughout the preceding financial year, except as specified in such statement.

     The trust deed provides that the class A noteholders' interests take precedence for so long as the class A notes are outstanding and thereafter the interests of certain class B noteholders take precedence for so long as the class B notes are outstanding. Certain basic terms of each class of notes may not be amended without the consent of the majority of the holders of that class of note and the consent of the majority of the holders of the other classes of notes outstanding (see "TERMS AND CONDITIONS OF THE OFFERED NOTES").

     The trust deed sets out the terms under which the note trustee is appointed, the indemnification of the note trustee, the payment it receives and the extent of the note trustee's authority to act beyond its statutory powers under English law. The note trustee is also given the ability to appoint a delegate or agent in the execution of any of its duties under the trust deed. The trust deed sets out the circumstances in which the note trustee may resign or retire.

     The trust deed includes certain provisions required by the US Trust Indenture Act of 1939. These provisions include, but are not limited to:

     (a)  maintenance of a noteholder list by the note trustee;

     (b) provision of financial statements and other information by the issuer to the note trustee;

     (c)  ability of noteholders to waive certain past defaults of the issuer;

     (d) duty of the note trustee (following a note event of default) to use the same degree of care in exercising its responsibilities as would be exercised by a prudent person conducting their own affairs;

     (e) duty of the note trustee to notify all noteholders of any note event of default of which it has actual knowledge; and

     (f) right of the note trustee to resign at any time by notifying the issuer in writing, and the ability of the issuer to remove the note trustee under certain circumstances.

      Finally, the trust deed provides that until the notes have been paid in full, they shall be entitled to the benefit of and be bound by the terms and conditions of the trust deed. The trust deed will be discharged with respect to the collateral securing the notes upon the delivery to the note trustee for cancellation of all the notes or, with certain limitations, upon deposit with the note trustee of funds sufficient for the payment in full of all the notes.

TRUST INDENTURE ACT PREVAILS

      The trust deed contains a stipulation that, if any provision of the trust deed limits, qualifies or conflicts with another provision which is required to be included in the trust deed by, and is not subject to a contractual waiver under, the US Trust Indenture Act of 1939, as amended, the required provision of that Act shall be deemed to be incorporated into the trust deed and shall prevail.

GOVERNING LAW

     The trust deed will be governed by English law.

                                    THE NOTES

     The issue of the notes will be authorized by a resolution of the board of directors of the issuer passed prior to the closing date. The notes will be constituted by a trust deed to be dated the closing date, between the issuer and the note trustee, as trustee for, among others, the holders for the time being of the notes. The trust deed includes provisions which enable it to be modified or supplemented and any reference to the trust deed is a reference also to the document as modified or supplemented in accordance with its terms.

     The material terms of the notes are described in this prospectus. However, the statements set out in this section with regard to the notes and the global note certificates representing the notes are subject to the detailed provisions of the trust deed. The trust deed will include the forms of the global note certificates and the forms of the individual note certificates. A paying agent and agent bank agreement between the issuer, the note trustee, Citibank, N.A. in London as "PRINCIPAL PAYING AGENT", the other paying agents (together with the principal paying agent, called the "PAYING AGENTS"), the transfer agent, the registrar and the agent bank, regulates how payments will be made on the notes and how determinations and notifications will be made. It will be dated as of the closing date and the parties will include, on an ongoing basis, any successor party appointed in accordance with its terms.

     Each class of each series of notes will be represented initially by a global note certificate in registered form without interest coupons attached. The series 1 notes will initially be offered and sold pursuant to a registration statement, of which this prospectus forms a part, filed with the SEC. The series 2 notes and the series 3 notes, which are not being offered by this prospectus, will initially be offered and sold outside the United States to non-US persons pursuant to Regulation S under the Securities Act. The global note certificates representing the notes offered by this prospectus (the "OFFERED GLOBAL NOTE CERTIFICATES") will be deposited with Citibank, N.A., as the custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company, referred to in this prospectus as "DTC". On confirmation from the custodian that it holds the offered global note certificates, DTC will record book-entry interests in the beneficial owner's account or the participant account through which the beneficial owner holds its interests in the notes. These book-entry interests will represent the beneficial owner's beneficial interest in the relevant offered global note certificates.

     The amount of notes represented by each global note certificate is evidenced by the register maintained for that purpose by the registrar. Together, the notes represented by the global note certificates and any outstanding individual note certificates will equal the aggregate principal amount of the notes outstanding at any time. However, except as described under " - INDIVIDUAL NOTE CERTIFICATES", individual note certificates shall not be issued.

     Beneficial owners may hold their interests in the global note certificates only through DTC, Clearstream, Luxembourg or Euroclear, as applicable, or indirectly through organizations that are participants in any of those systems. Ownership of these beneficial interests in a global note certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, Clearstream, Luxembourg or Euroclear (with respect to interests of their participants) and the records of their participants (with respect to interests of persons other than their participants). By contrast, ownership of direct interests in a global note certificate will be shown on, and the transfer of that ownership will be effected through, the register maintained by the registrar. Because of this holding structure of the notes, beneficial owners of notes may look only to DTC, Clearstream, Luxembourg or Euroclear, as applicable, or their respective participants for their beneficial entitlement to those notes. The issuer expects that DTC, Clearstream, Luxembourg or Euroclear will take any action permitted to be taken by a beneficial owner of notes only at the direction of one or more participants to whose account the interests in a global note certificate is credited and only in respect of that portion of the aggregate principal amount of notes as to which that participant or those participants has or have given that direction.

     Beneficial owners will be entitled to the benefit of, will be bound by and will be deemed to have notice of, all the provisions of the trust deed and the paying agent and agent bank agreement. Beneficial owners can see copies of these agreements at the principal office for the time being of the note trustee, which is, as of the date of this document, The Bank of New York, London Branch and at the specified office for the time being of each of the paying agents. Pursuant to its obligations under the Listing Rules made by the UK Listing Authority, the issuer will maintain a paying agent in the United Kingdom until the date on which the notes are finally redeemed.

PAYMENT

     Principal and interest payments on the offered notes will be made via the paying agents to DTC or its nominee, as the registered holder of the offered global note certificates. DTC's practice is to credit its participants' accounts on the applicable payment date according to their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that payment date.

     Payments by DTC, Clearstream, Luxembourg and Euroclear participants to the beneficial owners of notes will be governed by standing instructions, customary practice, and any statutory or regulatory requirements as may be in effect from time to time, as is now the case with securities held by the accounts of customers registered in "STREET NAME". These payments will be the responsibility of the DTC, Clearstream, Luxembourg or Euroclear participant and not of DTC, Clearstream, Luxembourg, Euroclear, any paying agent, the note trustee or the issuer. None of the issuer, the note trustee, any underwriter nor any paying agent will have any responsibility or liability for any aspect of the records of DTC, Clearstream, Luxembourg or Euroclear relating to or payments made by DTC, Clearstream, Luxembourg or Euroclear on account of beneficial interests in the global note certificates or for maintaining, supervising or reviewing any records of DTC, Clearstream, Luxembourg or Euroclear relating to those beneficial interests.

CLEARANCE AND SETTLEMENT

THE CLEARING SYSTEMS

     DTC. DTC has advised us and the underwriters that it intends to follow the following procedures:

     DTC will act as securities depository for the offered global note certificates. The offered notes represented by the offered global note certificates will be issued as securities registered in the name of Cede & Co. (DTC's nominee).

     DTC has advised us that it is a:

     o    limited-purpose trust company organized under New York Banking Law;

     o    "BANKING ORGANIZATION" within the meaning of New York Banking Law;

     o    member of the Federal Reserve System;

     o "CLEARING CORPORATION" within the meaning of the New York Uniform Commercial Code; and

     o "CLEARING AGENCY" registered under the provisions of Section 17A of the Exchange Act.

     DTC holds securities for its participants and facilitates the clearance and settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic book-entry changes in its participants' accounts. This eliminates the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Indirect access to the DTC system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Transfers between participants on the DTC system will occur under DTC rules. Transfers between participants on the Clearstream, Luxembourg system and participants in the Euroclear system will occur under their rules and operating procedures.

     Purchases of notes under the DTC system must be made by or through DTC participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual beneficial owner is in turn to be recorded on the DTC participants' and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. However, beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the DTC participant or indirect participant through which the beneficial owner entered into the transaction. Transfer of ownership interests in the offered notes are to be accomplished by entries made on the books of DTC participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in notes unless use of the book-entry system for the notes described in this section is discontinued.

     To facilitate subsequent transfers, all offered global note certificates deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of these offered global note certificates with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the ultimate beneficial owners of the notes. DTC's records reflect only the identity of the DTC participants to whose accounts the beneficial interests are credited, which may or may not be the actual beneficial owners of the notes. The DTC participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to DTC participants, by DTC participants to indirect participants, and by DTC participants and indirect participants to beneficial owners will be governed by arrangements among them and by any statutory or regulatory requirements in effect from time to time.

     Redemption notices for the offered notes represented by the offered global note certificates will be sent to DTC. If less than all of those notes are being redeemed by investors, DTC's practice is to determine by lot the amount of the interest of each participant in those notes to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote on behalf of the offered notes. Under its usual procedures, DTC will mail an omnibus proxy to the issuer as soon as possible after the record date, which assigns the consenting or voting rights of Cede & Co. to those DTC participants to whose accounts the book-entry interests are credited on the record date, identified in a list attached to the proxy.

      The issuer understands that under existing industry practices, when the issuer requests any action of noteholders or when a beneficial owner desires to give or take any action which a noteholder is entitled to give or take under the trust deed, DTC generally will give or take that action, or authorize the relevant participants to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners through them.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the issuer believes to be reliable, but the issuer takes no responsibility for the accuracy thereof.

     Clearstream, Luxembourg and Euroclear. Clearstream, Luxembourg and Euroclear each hold securities for their participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of those participants, thereby eliminating the need for physical movement of securities. Clearstream, Luxembourg and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg and Euroclear also deal with domestic securities markets in several countries through established depository and custodial relationships. Clearstream, Luxembourg and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Transactions may be settled in Clearstream, Luxembourg and Euroclear in any of numerous currencies, including United States dollars and euro.

     Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depository. Clearstream, Luxembourg participants are financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, and clearing corporations. Indirect access to Clearstream, Luxembourg is also available to others, including banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg participant, either directly or indirectly.

     The Euroclear system was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. The Euroclear system is operated by Euroclear Bank S.A./N.V. (the "EUROCLEAR OPERATOR"). All operations are conducted by the Euroclear operator. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator.

     Euroclear participants include banks - including central banks - securities brokers and dealers and other professional financial intermediaries. Indirect access to the Euroclear system is also available to other firms that maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing use of Euroclear and the related Operating Procedures of the Euroclear system. These terms and conditions govern transfers of securities and cash within the Euroclear system, withdrawal of securities and cash from the Euroclear system, and receipts of payments for securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under these terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     As the holders of book-entry interests, beneficial owners will not have the right under the trust deed to act on solicitations by the issuer for action by noteholders. Beneficial owners will only be able to act to the extent they receive the appropriate proxies to do so from DTC, Clearstream, Luxembourg or Euroclear or, if applicable, their respective participants. No assurances are made about these procedures or their adequacy for ensuring timely exercise of remedies under the trust deed.

     No beneficial owner of an interest in a note represented by a global note certificate will be able to transfer that interest except in accordance with applicable procedures, in addition to those provided for under the trust deed, of DTC, Clearstream, Luxembourg and Euroclear, as applicable. The laws of some jurisdictions require that some purchasers of securities take physical delivery of those securities in definitive form. These laws and limitations may impair the ability to transfer beneficial interests in a note represented by a global note certificate. See "RISK FACTORS - YOU WILL NOT RECEIVE PHYSICAL NOTES, WHICH MAY CAUSE DELAYS IN DISTRIBUTIONS AND HAMPER YOUR ABILITY TO PLEDGE OR RESELL THE NOTES".

CLEARANCE AND SETTLEMENT

Initial Settlement

     The offered global note certificates will be delivered on the closing date to Citibank, N.A., as custodian for DTC. Customary settlement procedures will be followed for participants of each system on the closing date. Notes will be credited to investors' securities accounts on the closing date against payment in same-day funds.

Secondary Trading

     Secondary market sales of book-entry interests in notes between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to conventional United States corporate debt obligations.

     Although DTC, Clearstream, Luxembourg and Euroclear have agreed to these procedures to facilitate transfers of interests in securities among participants of DTC, Clearstream, Luxembourg and Euroclear, they are not obligated to perform these procedures. Additionally, these procedures may be discontinued at any time. None of the issuer, any agent, the underwriters or any affiliate of any of the foregoing, or any person by whom any of the foregoing is controlled for the purposes of the Securities Act, will have any responsibility for the performance by DTC, Clearstream, Luxembourg, Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described in this prospectus.

INDIVIDUAL NOTE CERTIFICATES

     Beneficial owners of offered notes will only be entitled to receive individual note certificates under the following limited circumstances:

     o as a result of any amendment to, or change in, the laws or regulations of the United Kingdom (or any political subdivision thereof) or of any authority therein or thereof having power to tax or in the interpretation or administration of such laws or regulations which becomes effective on or after the closing date, the issuer or any paying agent is or will be required to make any deduction or withholding from any payment on the notes that would not be required if the notes were represented by individual note certificates; or

     o DTC notifies the issuer that it is unwilling or unable to hold the offered global note certificates or is unwilling or unable to continue as, or has ceased to be, a clearing agency registered under the Exchange Act and, in each case, the issuer cannot appoint a successor within 90 days of such notification.

     In no event will individual note certificates in bearer form be issued. Any individual note certificate will be issued in registered form in denominations of $10,000 and $1,000 in the case of individual note certificates representing the series 1 notes. Any individual note certificates will be registered in that name or those names as the registrar shall be instructed by DTC, Clearstream, Luxembourg and Euroclear, as applicable. It is expected that these instructions will be based upon directions received by DTC, Clearstream, Luxembourg and Euroclear from their participants reflecting the ownership of book-entry interests. To the extent permitted by law, the issuer, the note trustee and any paying agent shall be entitled to treat the person in whose names any individual note certificate is registered as the absolute owner thereof. The paying agent and agent bank agreement contains provisions relating to the maintenance by a registrar of a register reflecting ownership of the notes and other provisions customary for a registered debt security.

     Any person receiving individual note certificates will not be obligated to pay or otherwise bear the cost of any tax or governmental charge or any cost or expense relating to insurance, postage, transportation or any similar charge, which will be solely the responsibility of the issuer. No service charge will be made for any registration of transfer or exchange of any individual note certificates.

                        DESCRIPTION OF THE OFFERED NOTES

     The following is a summary of the material terms and conditions of the series 1 notes, numbered 1 to 15. This summary does not need to be read with the actual terms and conditions of the series 1 notes in order to learn all the material terms and conditions of the series 1 notes. The complete terms and conditions of the series 1 notes are set out in the trust deed, a form of which has been filed as an exhibit to the registration statement, and in the event of a conflict, the terms and conditions of the notes set out in the trust deed will prevail.

     References in this section to the "OFFERED NOTES" mean the series 1 notes offered by this prospectus. References in this section to the "NOTES" mean collectively the series 1 notes, the series 2 notes and the series 3 notes. Furthermore, this section, as elsewhere in this prospectus, provides information on the series 2 notes and the series 3 notes that are not being offered to the public in the United States by this prospectus. This information is provided only to enhance your understanding of the offered notes. You should be aware that, as explained elsewhere in this prospectus, the series 2 notes and the series 3 notes as a group do not provide credit support for the offered notes.

     The notes are the subject of the following documents:

     o a trust deed dated the closing date between the issuer and the note trustee;

     o a paying agent and agent bank agreement dated the closing date between the issuer, the principal paying agent, the agent bank, the other paying agents, the transfer agent, the registrar and the note trustee;

     o an issuer deed of charge dated the closing date between the issuer, the note trustee, the swap providers and certain other parties;

     o the dollar currency swap agreements dated the closing date between the issuer, the dollar currency swap provider and the note trustee;

     o the euro currency swap agreements dated the closing date between the issuer, the euro currency swap provider and the note trustee; and

     o the basis rate swap agreement dated the closing date between the issuer, the basis rate swap provider and the note trustee.

     When we refer to the parties to these documents, the reference includes any successor to that party validly appointed.

     Initially the parties will be as follows:

     o    Granite Mortgages 02-2 plc, as issuer;

     o Citibank, N.A., as principal paying agent, US paying agent, agent bank, transfer agent and registrar;

     o    The Bank of New York, as security trustee and note trustee;

     o    CDC IXIS Capital Markets, as dollar currency swap provider;

     o    CDC IXIS Capital Markets, as euro currency swap provider; and

     o    Northern Rock plc, as basis rate swap provider.

     The noteholders are bound by and deemed to have notice of all of the provisions of the trust deed, the issuer deed of charge, the intercompany loan agreement, the Funding deed of charge, the issuer cash management agreement, the paying agent and agent bank agreement, the basis rate swap agreement, the dollar currency swap agreements and the euro currency swap agreements which are applicable to them. Noteholders can view drafts of those documents at the specified office of any of the paying agents after the closing date.

     There is no English law which prohibits US residents from holding notes solely because of their residence outside the UK.

     There are no UK governmental laws or regulations other than in relation to withholding tax, as described in "MATERIAL UNITED KINGDOM TAX CONSEQUENCES
- WITHHOLDING TAX", that restrict payments made to non-UK resident noteholders.

1.   FORM, DENOMINATION, REGISTER, TITLE AND TRANSFERS

     The offered notes are being offered and sold to the public in the United States and to institutional investors outside the United States.

     The offered notes are in global registered form, without coupons attached. Transfers and exchanges of beneficial interests in notes represented by global note certificates are made in accordance with the rules and procedures of DTC, Euroclear and/or Clearstream, Luxembourg, as applicable. The offered notes are being offered in denominations of $10,000 and $1,000.

     Global note certificates will be exchanged for individual note certificates in definitive registered form only under certain limited circumstances. If individual note certificates are issued, they will be serially numbered and issued in an aggregate principal amount equal to the principal amount outstanding of the relevant global note certificates and in registered form only.

     The registrar will maintain a register in respect of the offered notes in accordance with the provisions of the paying agent and agent bank agreement. References in this section to a "HOLDER" of an offered note means the person in whose name such offered note is for the time being registered in the register (or, in the case of a joint holding, the first named thereof) and "NOTEHOLDER" shall be construed accordingly. A "NOTE CERTIFICATE" will be issued to each noteholder in respect of its registered holding. Each note certificate will be numbered serially with an identifying number which will be recorded in the register.

     The holder of each offered note shall (except as otherwise required by law) be treated as the absolute owner of such offered note for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on the note certificate relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such note certificate) and no person shall be liable for so treating such holder.

     Subject to the provisions below, an offered note may be transferred upon surrender of the relevant note certificate, with the endorsed form of transfer duly completed, at the offices of the registrar or any transfer agent specified in the paying agent and agent bank agreement, together with such evidence as the registrar or (as the case may be) such transfer agent may reasonably require to prove the title of the transferor and the authority of the individuals who have executed the form of transfer; provided, however, that an offered note may not be transferred unless the principal amount of offered notes transferred and (where not all of the offered notes held by a holder are being transferred) the principal amount of the balance of offered notes not transferred are authorized holdings. "AUTHORIZED HOLDINGS" means holdings of $1,000 and integral multiples in excess thereof. Where not all the offered notes represented by the surrendered note certificate are the subject of the transfer, a new note certificate in respect of the balance of the offered notes will be issued to the transferor.

     Within five business days of such surrender of a note certificate, the registrar will register the transfer in question and deliver a new note certificate of a like principal amount to the offered notes transferred to each relevant holder at its office or (as the case may be) the office of any transfer agent specified in the paying agent and agent bank agreement or (at the request and risk of any such relevant holder) by uninsured first class mail (and by airmail if the holder is overseas) to the address specified for the purpose by such relevant holder. In this paragraph, "BUSINESS DAY" means a day on which commercial banks are open for business (including dealings in foreign currencies) in the city where the registrar or (as the case may be) the relevant transfer agent has its specified office.

     The transfer of an offered note will be effected without charge by or on behalf of the issuer, the registrar or any transfer agent but against such indemnity as the registrar or (as the case may be) such transfer agent may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such transfer.

     Noteholders may not require transfers to be registered during the period of 15 days ending on the due date for any payment of principal or interest in respect of the offered notes.

     All transfers of offered notes and entries on the register are subject to the detailed regulations concerning the transfer of offered notes scheduled to the paying agent and agent bank agreement. The regulations may be changed by the issuer with the prior written approval of the note trustee and the registrar. A copy of the current regulations will be mailed (free of charge) by the registrar to any noteholder who requests in writing a copy of such regulations.

2.   STATUS, SECURITY AND PRIORITY

     The class A notes, the class B notes and the class C notes are direct, secured and unconditional obligations of the issuer and are all secured by the same security. Payments on each class of notes will be made equally amongst all notes of that class.

(A)  INTEREST

     Among the series 1 notes, payments of interest on the series 1 class A notes will be made ahead of payments of interest on the series 1 class B notes and the series 1 class C notes, and payments of interest on the series 1 class B notes will be made ahead of payments of interest on the series 1 class C notes.

     As among the series 1 notes, the series 2 notes and the series 3 notes:

     o payments of interest will be made on the series 1 class A1 notes, the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes in no order of priority between them but in proportion to the respective amounts due on the class A notes. These payments of interest will be made ahead of payments of interest on each series of class B notes and each series of class C notes;

     o payments of interest will be made on the series 1 class B notes, the series 2 class B notes and the series 3 class B notes in no order of priority between them but in proportion to the respective amounts due on the class B notes. These payments of interest will be made ahead of payments of interest on each series of the class C notes; and

     o payments of interest will be made on the series 1 class C notes, the series 2 class C notes and the series 3 class C notes in no order of priority between them but in proportion to the respective amounts due on the class C notes.

(B) PRINCIPAL

     Subject to there being no trigger event and no enforcement of the Funding security and/or the issuer security, no class of notes will be repaid an amount of principal which is greater than the controlled amortization amount in respect of that class of notes for the relevant payment date and, subject also to the satisfaction of certain conditions in relation to the payment of principal on the class B notes and the class C notes at any time when class A notes are outstanding as specified below, payments of principal will be made in accordance with the following priority. Repayment of principal in respect of the controlled amortization amount on the series 1 class A1 notes will be made ahead of repayment of principal in respect of the controlled amortization amount on each of the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes. Repayment of principal in respect of the controlled amortization amount on the series 1 class A2 notes and the controlled amortization amount on the series 2 class A notes will be made in no order of priority between them but in proportion to the respective controlled amortization amounts due on the series 1 class A2 notes and the series 2 class A notes and will be made ahead of repayment of principal in respect of the controlled amortization amount on the series 3 class A notes. Repayment of principal in respect of the controlled amortization amount on the class A notes will be made ahead of repayment of principal in respect of the controlled amortization amount on the class B notes. Repayment of principal in respect of the controlled amortization amount on the series 1 class B notes, the controlled amortization amount on the series 2 class B notes and the controlled amortization amount on the series 3 class B notes will be made in no order of priority among them but in proportion to the respective controlled amortization amounts due on the class B notes. However, repayment of principal in respect of the controlled amortization amount on the class B notes will be made ahead of repayment of principal in respect of the controlled amortization amount on the class C notes. Repayment of principal in respect of the controlled amortization amount on the series 1 class C notes, the controlled amortization amount on the series 2 class C notes and the controlled amortization amount on the series 3 class C notes will be made in no order of priority between them but in proportion to the respective controlled amortization amounts due on the class C notes.

     The above priority of payments will change and the issuer will make repayments of principal in accordance with and subject to the relevant issuer priority of payments as set out in the issuer cash management agreement or, as the case may be, the issuer deed of charge (1) following the occurrence of a trigger event, and/or (2) following the enforcement of the Funding security and/or the enforcement of the issuer security.

     If any class A notes remain outstanding and any of the issuer arrears test, the issuer reserve requirement or the subordinated principal test are not satisfied on the relevant payment date, no amount of principal will be payable in respect of the class B notes or the class C notes.

     Notwithstanding the foregoing priorities, the controlled amortization amount payable in respect of each class of notes is determined by a schedule that indicates the target balance for that class of notes on the relevant payment date and not all classes of notes are scheduled to receive payments of principal on each payment date, with some lower ranking classes of notes being repaid principal before higher ranking classes of notes. The controlled amortization amount payable on some classes of notes will also be zero.

     The issuer reserve fund provides credit enhancement for the class C notes. The issuer reserve fund and the class C notes provide credit enhancement for the class B notes. The issuer reserve fund, the class C notes and the class B notes provide credit enhancement for the class A notes. You should note, however, that the series 3 notes as a group do not provide credit enhancement for either the series 1 notes or the series 2 notes, and the series 2 notes and the series 3 notes as a group do not provide credit enhancement for the series 1 notes.

     For more information on the priority of principal repayments to you, see "CASHFLOWS". For more information on the redemption of the notes, including a description of asset trigger events and non-asset trigger events, see "THE MORTGAGES TRUST - CASH MANAGEMENT OF TRUST PROPERTY - PRINCIPAL RECEIPTS" and "CASHFLOWS".

     The note trustee is required to have regard to the interests of all classes of noteholders equally. However, if there are any class A notes outstanding and if there is or may be a conflict between the interests of the class A noteholders and the interests of the class B noteholders and/or the class C noteholders, then the note trustee will have regard to the interests of the class A noteholders only. If there are no class A notes outstanding and there are any class B notes outstanding, and if there is or may be a conflict between the interests of the class B noteholders and the interests of the class C noteholders, then the note trustee will have regard to the interests of the class B noteholders only.

     Except in certain limited circumstances described in number 11, there is no limitation on the power of class A noteholders to pass an effective extraordinary resolution the exercise of which is binding on the class B noteholders and the class C noteholders. As described in number 11 there are provisions limiting the power of the class B noteholders and the class C noteholders to pass an effective extraordinary resolution, depending on its effect on the class A noteholders. Likewise, except in the limited circumstances described in number 11, there is no limitation on the power of class B noteholders to pass an effective extraordinary resolution the exercise of which is binding on the class C noteholders. As described in number 11 there are provisions limiting the power of the class C noteholders to pass an effective extraordinary resolution, depending on its effect on the class B noteholders.

     The note trustee is entitled to assume that any exercise by it of any power, discretion or duty under the transaction documents will not be materially prejudicial to the interests of the noteholders (or any series and/or class of noteholders) if the rating agencies have confirmed that the current ratings of the notes will not be adversely affected by that exercise.

     The security for the payment of amounts due under the notes is created by the issuer deed of charge. The security is created by the issuer in favor of the note trustee who will hold it for itself and on behalf of the issuer secured creditors (which definition includes the noteholders). The security consists of the following:

     (1) an assignment by way of first fixed security of the issuer's rights and claims in respect of all security and other rights held on trust by the security trustee pursuant to the Funding deed of charge, save to the extent that any of those issuer's rights and claims derive from property that is situated in Jersey, which will be assigned to the note trustee for the purpose of creating a security interest in accordance with Jersey law;

     (2) an assignment by way of first fixed security of the issuer's rights, title, interest and benefit in and to the transaction documents to which it is a party, including the intercompany loan agreement, the funding deed of charge, the basis rate swap agreement, the dollar currency swap agreements, the euro currency swap agreements, the paying agent and agent bank agreement, the subscription agreement, the underwriting agreement, the corporate services agreement, the issuer bank account agreement, the issuer cash management agreement and the trust deed, save to the extent that such rights, title, interest and benefit derive from property that is situated in Jersey. To the extent that the same are derived from property situated in Jersey, the issuer will assign such rights, title, interest and benefit to the note trustee for the purpose of creating a security interest in those rights, title, interest and benefit in accordance with Jersey law;

     (3) an assignment by way of first fixed security of the issuer's right, title, interest and benefit in the issuer transaction account and each other account (if any of the issuer), and all amounts standing to the credit of those accounts (including all interest accrued on such amounts);

     (4) a first fixed charge (which may take effect as a floating charge) of the issuer's right, title, interest and benefit in all authorized investments made by or on behalf of the issuer, including all monies and income payable under those investments; and

     (5) a first ranking floating charge over all the assets and undertaking of the issuer which are not otherwise effectively subject to a fixed charge or assignment by way of security as described in (1), (2), (3) or (4) above.

3.   COVENANTS

     If any note is outstanding, the issuer will not, unless it is provided in or permitted by the terms of the transaction documents to which the issuer is a party or by the written consent of the note trustee:

     o create or permit to subsist any mortgage, pledge, lien, charge or other security interest on the whole or any part of its present or future assets or undertakings;

     o sell, assign, transfer, lease or otherwise dispose of or grant any option or right to acquire over, all or any of its assets, properties or undertakings or any interest or benefit in its assets or undertakings;

     o permit any other person other than itself and the note trustee (as to itself and on behalf of the issuer secured creditors) to have any equitable interest in any of its assets or undertakings;

     o have an interest in any bank account other than the bank accounts of the issuer maintained pursuant to the transaction documents;

     o carry on any business other than as described in this prospectus or as contemplated in the transaction documents relating to the issue of the notes and the making of the intercompany loan;

     o incur any indebtedness in respect of borrowed money whatsoever or give any guarantee or indemnity in respect of any indebtedness or obligation of any person;

     o consolidate with or merge with any person or transfer substantially all of its properties or assets to any person;

     o waive or consent to the modification or waiver of any of the obligations relating to the security;

     o    have any employees, premises or subsidiaries;

     o pay any dividend or make any other distributions to its shareholders or issue any further shares or alter any rights attaching to its shares as at the date of the issuer deed of charge;

     o    purchase or otherwise acquire any notes; or

     o engage in any activities in the United States (directly or through agents), or derive any income from United States sources as determined under United States income tax principles, or hold any property if doing so would cause it to be engaged in a trade or business within the United States as determined under United States income tax principles.

4.   INTEREST

     Each note bears interest on its principal amount outstanding from, and including, the closing date. Interest will stop accruing on the principal amount outstanding of any note from the date it is due for redemption unless, when it is presented, payment of principal is improperly withheld or refused. If this happens it will continue to bear interest on the unpaid amount both before and after any judgement is given, up to (but excluding) whichever is the earlier of the following:

     o the day on which all sums due in respect of that note, up to that day, are paid; and

     o the day which is seven days after the principal paying agent or other paying agent has notified the relevant noteholder or class of noteholders, either in accordance with number 14 or individually, that such payment will be made, provided that subsequently on presentation of the note payment is in fact made.

     Interest on the offered notes will be paid quarterly in arrears on each payment date. Each period beginning on, and including, the closing date or any payment date and ending on, but excluding, the next payment date is called an interest period. The first interest payment for the notes will be made on the payment date occurring in January 2003 for the interest period from and including the closing date to but excluding that payment date.

     The order of payments of interest to be made on the classes of notes will be prioritized so that interest payments due and payable on the class C notes will be subordinated to interest payments due and payable on the class B notes and the class A notes and interest payments due and payable on the class B notes will be subordinated to interest payments due and payable on the class A notes, in each case in accordance with the issuer priority of payments.

     Any revenue shortfall in payments of interest on the class B notes and/or the class C notes (for the reason that the issuer has not received sufficient interest payments from Funding under the intercompany loan to fund such payments) will not be an event of default and the unpaid interest will be deferred until the first payment date after such date when funds are available (after allowing for liabilities of the issuer having a higher priority and subject to and in accordance with the relevant issuer priority of payments), to the issuer to pay such interest. Any interest so deferred will bear interest at the rate of interest applicable to the relevant class of notes from time to time and payment of such additional interest will also be deferred until the first payment date after such date when funds are available (after allowing for liabilities of the issuer having a higher priority) to the issuer to pay such additional interest. Neither deferred interest nor additional interest shall be deferred beyond the final maturity date of the relevant class of notes when such amounts will be due and payable, at which point, if the issuer has not received sufficient interest payments from Funding under the intercompany loan to pay interest on the class B notes and/or the class C notes, as the case may be, then noteholders may never receive all interest amounts payable on those classes of notes.

     Payments of interest due on a payment date in respect of the class A notes will not be deferred. In the event of the delivery of a class A note enforcement notice (as described in number 9), the amount of interest that was due but not paid on any payment date will itself bear interest at the applicable rate until both the unpaid interest and the interest on that interest are paid.

     The rate of interest applicable to the offered notes for each interest period will be determined by the agent bank on the following basis:

     (1) on the interest determination date for each class of the offered notes, the agent bank will determine the offered quotation to leading banks for US dollar deposits for a period equal to the relevant interest period. This will be determined by reference to the display as quoted on the Dow Jones/ Telerate Monitor at Telerate Page No. 3750. If the Telerate Page No. 3750 stops providing these quotations, the replacement page for the purposes of displaying this information will be used. If the replacement page stops displaying the information, another service as determined by the issuer (with the approval of the note trustee, in its sole discretion) will be used. In each of these cases, the determination will be made as at or about 11:00 a.m., London time, on that date. This is called the "SCREEN RATE" for the respective classes of the offered notes. The "INTEREST DETERMINATION DATE" for the offered notes means the second London business day before the first day of an interest period;

     (2) if, on any interest determination date, the screen rate is unavailable, the agent bank will:

          o request the principal London office of each of four major banks - the reference banks - in the London interbank market to provide the agent bank with its offered quotation to leading banks of the equivalent of the screen rate on that interest determination date in an amount that represents a single transaction in that market at that time; and

          o calculate the arithmetic mean, rounded upwards to five decimal places, of those quotations;

     (3) if on any interest determination date the screen rate is unavailable and only two or three of the reference banks provide offered quotations, the relevant rate for that interest period will be the arithmetic mean of the quotations as calculated in (2); and

     (4) if fewer than two reference banks provide quotations, the agent bank will consult with the note trustee and the issuer for the purpose of agreeing a total of two banks to provide such quotations and the relevant rate for that interest period will be the arithmetic mean of the quotations as calculated in (2). If no such banks are agreed or such banks do not provide a quotation then the relevant rate for that interest period will be the rate in effect for the immediately preceding interest period for which (1) or (2) was applicable (taking account of any relevant change in margin).

     The rate of interest for each interest period for the:

     o series 1 class A1 notes will be the sum of 0.11% per annum up to and including the payment date in January 2008 and thereafter 0.22% per annum and the screen rate or rate calculated to replace the screen rate;

     o series 1 class A2 notes will be the sum of 0.18% per annum up to and including the payment date in January 2008 and thereafter 0.36% per annum and the screen rate or rate calculated to replace the screen rate;

     o series 1 class B notes will be the sum of 0.37% per annum up to and including the payment date in January 2008 and thereafter 0.74% per annum and the screen rate or rate calculated to replace the screen rate;

     o series 1 class C notes will be the sum of 1.25% per annum up to and including the payment date in January 2008 and thereafter 2.25% per annum and the screen rate or rate calculated to replace the screen rate.

     The agent bank will, as soon as practicable after 11:00 a.m. (London time) on each interest determination date, calculate the amount of interest payable on each offered note for that interest period. The amount of interest will be calculated by applying the rate of interest for that interest period to the principal amount outstanding of that note during that interest period and, in the case of the offered notes, multiplying the product by the actual number of days in that interest period divided by 360 and rounding to the nearest US dollars 0.01, half a cent being rounded upwards.

     The rates and amounts determined by the agent bank will be notified to the issuer, the issuer cash manager, the note trustee and the paying agents. The agent bank will also notify such rates and amount, to each stock exchange on which the notes are listed and to the relevant class of noteholders in accordance with number 14 as soon as possible.

     If the agent bank fails to make a required determination or calculation as described, the note trustee will make this determination or calculation as it shall in its sole discretion deem fair and reasonable or as described in this number 4. If this happens, the determination or calculation will be deemed to have been made by the agent bank.

     The issuer, the issuer cash manager, the note trustee, the reference banks, the agent bank and the noteholders will be bound by the determinations properly made as described above.

      The agent bank will ensure that there will be four reference banks with offices in London and an agent bank while there are notes outstanding.

5.   REDEMPTION, PURCHASE AND CANCELLATION

(A)  FINAL REDEMPTION

     If the offered notes have not previously been redeemed in full as described in this number 5, the issuer will redeem each class of notes at their then principal amount outstanding together with all accrued interest on the final maturity date in respect of such class of notes.

(B)  MANDATORY REDEMPTION OF THE NOTES IN PART

     On each payment date, other than a payment date on which the notes are to be redeemed under numbers 5(A), (D) or (E), the issuer shall repay principal in respect of the notes in accordance with and subject to the relevant issuer priority of payments applicable to the issuer on such payment date and then only to the extent of issuer available principal receipts on such payment date in the manner described in and subject to the issuer cash management agreement and/or, as applicable, the issuer deed of charge. See "CASHFLOWS - DISTRIBUTION OF ISSUER AVAILABLE PRINCIPAL RECEIPTS".

(C)  NOTE PRINCIPAL PAYMENTS, PRINCIPAL AMOUNT OUTSTANDING AND POOL FACTOR

     On the distribution date immediately preceding each payment date (the "NOTE DETERMINATION DATE"), the issuer or the issuer cash manager will determine the following:

     o the amount of each principal payment payable on each offered note, called the "NOTE PRINCIPAL PAYMENT";

     o the principal amount outstanding of each offered note of that class on the note determination date which is the principal amount outstanding of that offered note as at the closing date less the aggregate of all note principal payments that have been paid in respect of that note; and

     o the fraction, or pool factor, obtained by dividing the principal amount outstanding of each offered note by the original principal amount outstanding of each note as at the closing date.

     The issuer will notify the amounts and dates determined to the agent bank, paying agents, note trustee, the registrar and each stock exchange on which the notes are listed and the agent bank shall publish such amounts and dates in accordance with number 14 by no later than the business day after the relevant payment date or as soon as reasonably practicable thereafter in the case of individual note certificates.

     If the issuer or issuer cash manager fails to make a determination as described, the note trustee will calculate the note principal payment, principal amount outstanding and pool factor as described in this paragraph (C) in the manner the note trustee in its discretion considers fair and reasonable in the circumstances, having regard to paragraph (C) above, and each of these determinations or calculations will be deemed to have been made by the issuer. If this happens, the issuer, the issuer cash manager and the noteholders will be bound by the determinations made.

(D)  OPTIONAL REDEMPTION IN FULL

     The issuer may by giving not less than thirty and not more than sixty days prior notice to the note trustee and the noteholders redeem all (but not some only) of the notes specified below at the principal amount outstanding together with any accrued interest on the following dates:

     o the payment date falling in January 2008 and on any payment date thereafter. This gives the issuer the option to redeem the notes after the January 2008 step-up date for interest;

     o any payment date on which the aggregate principal amount outstanding of the notes is less than 10% of the aggregate principal amount outstanding of the notes as at the closing date.

     The issuer may only redeem the notes as described above if it has prior to the date of such redemption provided to the note trustee a certificate to the effect that it will have funds available to it to make the required payment of principal and interest due in respect of the notes on the relevant payment date, including any amounts required to be paid in priority to or in the same priority as the notes outstanding in accordance with the issuer cash management agreement, and the note trustee is satisfied in accordance with the transaction documents that such funds are available.

(E)  OPTIONAL REDEMPTION FOR TAX AND OTHER REASONS

     If the issuer satisfies the note trustee that on the next payment date either:

     (i) the issuer would be required to withhold or deduct from amounts due on the notes, any amount on account of any present or future taxes or duties or governmental charges; or

     (ii) Funding would be required to withhold or deduct from amounts due on the intercompany loan, any amount on account of any present or future taxes or duties or governmental charges, and

     (iii) such obligation of the issuer or Funding, as the case may be, cannot be avoided by the issuer or Funding, as the case may be, taking reasonable measures available to it,

then the issuer will use reasonable endeavors to arrange the substitution of a company incorporated in another jurisdiction and approved by the note trustee in order to avoid such a situation, provided that the issuer will not be required to do so if that would require registration of any new security under US securities laws or would materially increase the disclosure requirements under US law or the costs of issuance.

     If the issuer is unable to arrange a substitution as described above, then the issuer may, by giving not less than thirty and not more than sixty days' prior notice to the note trustee and the noteholders, redeem all (but not some only) of the series 1 notes at their principal amount outstanding together with any accrued interest on the next following payment date, provided that, prior to giving any such notice, the issuer shall deliver to the note trustee (1) a certificate signed by two directors of the issuer stating that the circumstances referred to in (i) or (ii) and (iii) above prevail and setting out details of such circumstances, and (2) an opinion in form and substance satisfactory to the note trustee of independent legal advisers of recognized standing to the effect that the issuer has or will become obliged to pay such additional amounts as a result of such change or amendment. The note trustee shall be entitled to accept such certificate and opinion as sufficient evidence of the satisfaction of the circumstance set out in (i) or (ii) and (iii) above, in which event they shall be conclusive and binding on the noteholders. The issuer may only redeem the notes as described above if the note trustee is satisfied in accordance with the transaction documents that the issuer will have funds available to it to make the required payment of principal and interest due in respect of the notes on the relevant payment date, including any amounts required to be paid in priority to or in the same priority as the notes outstanding in accordance with the issuer pre-enforcement priority of payments.

     In addition to the foregoing, if at any time it becomes unlawful for the issuer to make, fund or allow to remain outstanding the intercompany loan, then the issuer may require Funding upon giving not more than 60 nor less than 30 days' (or such shorter period as may be required under any relevant law) prior written notice to the issuer and the note trustee, to prepay the intercompany loan on any payment date subject to and in accordance with the provisions of the intercompany loan agreement to the extent necessary to cure such illegality. Such monies received by the issuer shall be used to prepay the notes in full on that payment date.

6.   PAYMENTS

     Payments of principal and interest in respect of the notes will be made to the persons in whose names the global note certificates are registered on the register at the opening of business in the place of the registrar's specified office on the fifteenth day before the due date for such payment. Such date is called the "RECORD DATE". Payments shall be made by wire transfer of immediately available funds, if such registered holder shall have provided wiring instructions no less than five business days prior to the record date, or otherwise by check mailed to the address of such registered holder as it appears in the register at the opening of business on the record date. In the case of the final redemption, and provided that payment is made in full, payment will only be made against surrender of those global note certificates to the registrar.

     All payments on the offered notes are subject to any applicable fiscal or other laws and regulations. Noteholders will not be charged commissions or expenses on these payments.

     If the due date for payment of any amount on the offered notes is not a business day in the place it is presented, noteholders will not be entitled to payment of the amount due in that place until the next business day in that place and noteholders shall not be entitled to any further interest or other payment as a result of that delay.

     If a paying agent makes a partial payment on an offered note, the registrar will endorse on that offered global note certificate a statement indicating the amount and date of that payment.

     If a noteholder holds individual note certificates with respect to offered notes, payments of principal and interest on an offered note (except in the case of a final payment that pays off the entire principal on the offered note) will be made by US dollar check and mailed to the noteholder at the address shown in the register. In the case of final redemption, payment will be made only when the offered note certificate is surrendered. If the noteholder makes an application to the registrar, payments can instead be made by transfer to a bank account.

     If payment of principal on an offered note is improperly withheld or refused, the interest which continues to accrue will still be payable in accordance with the usual procedures.

     The issuer can, at any time, vary or terminate the appointment of any paying agent and can appoint successor or additional paying agents, registrar or transfer agent. If the issuer does this it must ensure that it maintains a paying agent in London, a paying agent in New York and a registrar. The issuer will ensure that at least 30 days' notice of any change in the paying agents, registrar or transfer agent or their specified offices is given to noteholders in accordance with number 14.

     Subject as described earlier in relation to the deferral of interest, if payment of interest on a note is not paid for any other reason when due and payable, the unpaid interest will itself bear interest at the applicable rate until both the unpaid interest and the interest on that interest are paid.

7.   PRESCRIPTION

     Claims against the issuer for payment of interest and principal on redemption will become void if the relevant note certificates are not surrendered for payment within the time limit for payment. That time limit is ten years from the due date of such notes. If there is a delay in the paying agents or, as applicable, the note trustee, receiving the funds, then the due date, for the purposes of this time limit, is the date on which it notifies you, in accordance with number 14, that it has received the relevant payment.

8.   TAXATION

     Payments of interest and principal will be made without making any withholding or deduction for any tax unless a withholding or deduction is required by any applicable law. If a withholding or deduction for tax is made, the issuer or the relevant paying agent will account to the relevant authority for the amount so withheld or deducted. Neither the issuer nor any paying agent is required to make any additional payments to noteholders for such withholding or deduction.

9.   EVENTS OF DEFAULT

(A)  Class a Noteholders

     The note trustee in its absolute discretion may give notice to the issuer of a class A note event of default (as defined below) in respect of the class A notes (a "CLASS A NOTE ENFORCEMENT NOTICE"), and shall give such notice if it is indemnified to its satisfaction and it is:

     o requested to do so in writing by the holders of at least one quarter of the aggregate principal amount outstanding of the class A notes; or

     o directed to do so by an extraordinary resolution passed at a meeting of the class A noteholders.

     If any of the following events occurs and is continuing it is called a "CLASS A NOTE EVENT OF DEFAULT":

     o the issuer fails to pay for a period of seven business days any amount of principal on the class A notes when such payment is due and payable in accordance with the conditions or the issuer fails to pay for a period of fifteen business days any amount of interest on the class A notes when such payment is due and payable in accordance with the conditions; or

     o the issuer fails to perform or observe any of its other obligations under the class A notes, the trust deed, the issuer deed of charge or any other transaction document, and (except where the note trustee certifies that, in its opinion, such failure is incapable of remedy, in which case no notice will be required) it remains unremedied for 30 days after the note trustee has given notice of it to the issuer requiring the same to be remedied; and the note trustee has certified that the failure to perform or observe is materially prejudicial to the interests of the class A noteholders; or

     o except for the purposes of an amalgamation or restructuring as described in the point immediately following, the issuer ceases or threatens to cease carrying on all or a substantial part of its business or the issuer is deemed unable to pay its debts within the meaning of section 123(1)(a), (b), (c) or (d) of the Insolvency Act 1986 (as that section may be amended, modified or re-enacted) or becomes unable to pay its debts within the meaning of section 123(2) of the Insolvency Act 1986 (as that section may be amended, modified or re-enacted); or

     o an order is made or an effective resolution is passed for the winding up of the issuer except for the purposes of or pursuant to an amalgamation, restructuring or merger previously approved by the note trustee in writing or by an extraordinary resolution (as defined in the trust deed) of the class A noteholders; or

     o proceedings are otherwise initiated against the issuer under any applicable liquidation, insolvency, composition, reorganization or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such proceedings are not, in the opinion of the note trustee, being disputed in good faith with a reasonable prospect of success, or an administration order being granted or an administrative receiver or other receiver, liquidator or other similar official being appointed in relation to the issuer or in relation to the whole or any substantial part of the undertaking or assets of the issuer, or an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of the issuer, or a distress, execution, diligence or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of the issuer and such possession or process (as the case may be) not being discharged or not otherwise ceasing to apply within 30 days, or the issuer initiating or consenting to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganization or other similar laws or making a conveyance or assignment for the benefit of its creditors generally; or

     o if an intercompany loan enforcement notice is served in respect of any intercompany loan agreement while any of the class A notes are outstanding.

(B)  CLASS B NOTEHOLDERS

     The terms described in this number 9(B) will have no effect so long as any of the class A notes are outstanding. Subject to that occurrence, the note trustee may in its absolute discretion give notice of a class B note event of default (as defined below) in respect of the class B notes (a "CLASS B NOTE ENFORCEMENT NOTICE"), and shall give such notice if it is indemnified to its satisfaction and it is:

     o requested to do so in writing by the holders of at least one quarter of the aggregate principal amount outstanding of the class B notes; or

     o directed to do so by an extraordinary resolution passed at a meeting of the class B noteholders.

     If any of the following events occurs and is continuing it is called a "CLASS B NOTE EVENT OF DEFAULT":

     o the issuer fails to pay for a period of seven business days any amount of principal on the class B notes when such payment is due and payable in accordance with the conditions or the issuer fails to pay for a period of fifteen business days any amount of interest on the class B notes when such payment is due and payable in accordance with the conditions;

     o the occurrence of any of the events in number 9(A) described above but so that any reference to the class A notes and the class A noteholders shall be read as references to the class B notes and the class B noteholders.

(C)  CLASS C NOTEHOLDERS

     The terms described in this number 9(C) will have no effect so long as any of the class A notes or the class B notes are outstanding. Subject to that occurrence, the note trustee may in its absolute discretion give notice of a class C note event of default (as defined below) in respect of the class C notes (a "CLASS C NOTE ENFORCEMENT NOTICE"), and shall give such notice if it is indemnified to its satisfaction and it is:

     o requested to do so in writing by the holders of at least one quarter of the aggregate principal amount outstanding of the class C notes; or

     o directed to do so by an extraordinary resolution passed at a meeting of the class C noteholders.

      If any of the following events occurs and is continuing it is called a "CLASS C NOTE EVENT OF DEFAULT":

     o the issuer fails to pay for a period of seven business days any amount of principal on the class C notes when such payment is due and payable in accordance with the conditions or the issuer fails to pay for a period of fifteen business days any amount of interest on the class C notes when such payment is due and payable in accordance with the conditions;

     o the occurrence of any of the events in number 9(A) described above but so that any reference to the class A notes and the class A noteholders shall be read as references to the class C notes and the class C noteholders.

     The security created under the issuer deed of charge will become enforceable on the occurrence of a class A note event of default, a class B note event of default or, as the case may be, a class C note event of default.

     A class A note enforcement notice, a class B note enforcement notice and a class C note enforcement notice are alone or together referred to in this prospectus as a "NOTE ENFORCEMENT NOTICE". A note enforcement notice is a written notice from the note trustee to the issuer and the security trustee declaring the notes to be immediately due and payable. When it is given, all notes will become immediately due and payable at their principal amount outstanding together with accrued interest without further action or formality.

10.  ENFORCEMENT OF NOTES

     The note trustee may, at its discretion and without notice at any time and from time to time, take such steps and institute such proceedings against the issuer or any other person as it may think fit to enforce the provisions of the notes, the trust deed, the issuer deed of charge or any of the other transaction documents. The note trustee may, at its discretion and without notice, at any time after the issuer security has become enforceable, take such steps as it may think fit to enforce the issuer security. The note trustee shall not be bound to take any such proceedings or steps unless:

o (subject in all cases to restrictions contained in the trust deed or, as the case may be, the issuer deed of charge to protect the interests of any higher ranking class of noteholders) it shall have been so directed by an extraordinary resolution (as described in number 11) of the class A noteholders, the class B noteholders or the class C noteholders or so requested in writing by the holders of at least 25% in principal amount outstanding of the class A notes, the class B notes or the class C notes (as the case may be); and

o    it shall have been indemnified to its satisfaction.

     Amounts available for distribution after enforcement of the issuer security shall be distributed in accordance with the terms of the issuer deed of charge.

     No noteholder may institute any proceedings against the issuer to enforce its rights under or in respect of the notes or the trust deed unless (1) the note trustee has become bound to institute proceedings and has failed to do so within 30 days of becoming so bound and (2) such failure is continuing; provided that, notwithstanding the foregoing and notwithstanding any other provision of the trust deed, the right of any noteholder to receive payment of principal of and interest on its notes on or after the due date for such principal or interest, or to institute suit for the enforcement of payment of that principal or interest, may not be impaired or affected without the consent of that noteholder. In addition, no class B noteholder or class C noteholder will be entitled to commence proceedings for the winding up or administration of the issuer unless there are no outstanding notes of a class with higher priority, or if notes of a class with higher priority are outstanding, there is consent of noteholders of at least 25% of the aggregate principal amount of the class or classes of notes outstanding (as defined in the trust deed) with higher priority.

     In the event that (a) the issuer security is enforced and the proceeds of that enforcement (such proceeds having been distributed) are insufficient, after payment of all other claims ranking in priority, to pay in full any amount due on the notes and any claims ranking equally with such claims, or (b) within 20 days following the final maturity date of the latest maturing note the note trustee certifies that there is no further amount outstanding under the related intercompany loan, the noteholders are required and the note trustee is required on their behalf, at the request of GPCH Limited, to transfer or (as the case may be) to procure the transfer of all of the notes to GPCH Limited pursuant to the option granted by the note trustee to GPCH Limited. The option is granted to acquire all of the notes plus accrued interest on the notes. This is called the post enforcement call option. The noteholders will not be paid for that transfer. Each noteholder acknowledges that the note trustee has the authority and the power to bind it in accordance with the terms and conditions set out in the post enforcement call option and, by subscribing for or acquiring the notes, it agrees to be bound in this way.

11.  MEETINGS OF NOTEHOLDERS, MODIFICATIONS AND WAIVER

(1)  MEETINGS OF NOTEHOLDERS

     The trust deed contains provisions for convening meetings of each class of noteholders to consider any matter affecting their interests, including the sanctioning by extraordinary resolution of a modification of any provision of the terms and conditions of the notes or the provisions of any of the transaction documents.

     In respect of the class A notes the trust deed provides that:

     o a single meeting of the holders of all series of the class A notes may be held whether or not there is a conflict of interest between the holders of such series of the class A notes; there shall be no provision for meetings of the holders of one series only of the class A notes; and

     o as the class A notes are not all denominated in the same currency, the principal amount outstanding of any class A note denominated in US dollars or euro shall be converted into sterling at the dollar currency swap rate or the euro currency swap rate, as the case may be.

     In respect of the class B notes the trust deed provides that:

     o a single meeting of the holders of all series of the class B notes may be held whether or not there is a conflict of interest between the holders of such series of the class B notes; there shall be no provision for meetings of the holders of one series only of the class B notes; and

     o as the class B notes are not all denominated in the same currency, the principal amount outstanding of any class B note denominated in US dollars or euro shall be converted into sterling at the dollar currency swap rate or the euro currency swap rate, as the case may be.

     In respect of the class C notes the trust deed provides that:

     o a single meeting of the holders of all series of the class C notes may be held whether or not there is a conflict of interest between the holders of such series of the class C notes; there shall be no provision for meetings of the holders of one series only of the class C notes; and

     o as the class C notes are not all denominated in the same currency, the principal amount outstanding of any class C note denominated in US dollars or euro shall be converted into sterling at the dollar currency swap rate or the euro currency swap rate, as the case may be.

     Subject as provided in the following paragraph, the quorum for any meeting of the noteholders of any class convened to consider an extraordinary resolution will be two or more persons holding or representing not less than half of the aggregate principal amount outstanding of the notes of that class or, at any adjourned meeting, two or more persons representing noteholders of that class, whatever the total principal amount of the outstanding notes so represented.

     Certain terms including the alteration of the amount, rate or timing of payments on the notes, the currency of payment, the priority of payments or the quorum or majority required in relation to these terms, require a quorum for passing an extraordinary resolution of two or more persons holding or representing in total not less than three quarters of the total principal amount outstanding of the notes of that class or, at any adjourned meeting, at least one quarter of the total principal amount of the notes outstanding of such class. These modifications are called "BASIC TERMS MODIFICATIONS".

     A resolution signed by or on behalf of all the noteholders of the relevant class who for the time being are entitled to receive notice of a meeting under the second issuer trust deed shall for all purposes be as valid and effective as an extraordinary resolution passed at a meeting of such class of noteholders.

     Subject as provided below in relation to an extraordinary resolution concerning a basic terms modification, no extraordinary resolution of the class B noteholders shall take effect while any class A notes remain outstanding unless sanctioned by an extraordinary resolution of the class A noteholders, or the note trustee is of the opinion that it would not be materially prejudicial to the interests of the class A noteholders.

     Subject as provided below in relation to an extraordinary resolution concerning a basic terms modification, no extraordinary resolution of the class C noteholders shall take effect while any class A notes or class B notes remain outstanding unless sanctioned by an extraordinary resolution of the class A noteholders and an extraordinary resolution of the class B noteholders, or the note trustee is of the opinion that it would not be materially prejudicial to the interests of the class A noteholders and the class B noteholders.

     Furthermore, an extraordinary resolution of the class A noteholders concerning a basic terms modification will not be effective unless it is also sanctioned by extraordinary resolutions of the class B noteholders and the class C noteholders. An extraordinary resolution of the class B noteholders concerning a basic terms modification will not be effective unless it is also sanctioned by extraordinary resolutions of the class A noteholders and the class C noteholders. An extraordinary resolution of the class C noteholders concerning a basic terms modification will not be effective unless it is also sanctioned by extraordinary resolutions of the class A noteholders and the class B noteholders.

     For the avoidance of doubt (in the context of deciding material prejudice in respect of the above provisions relating to the class A notes, the class B notes and the class C notes), if the note trustee considers in its sole opinion that the noteholders of the same class of one or more series are materially prejudiced, the note trustee will not be able to sanction the meeting of the noteholders of the lower class itself, and will instead require an extraordinary resolution of the noteholders of the higher class to be passed by means of a meeting in order for the extraordinary resolution of the noteholders of the lower class to be valid and effective.

(2)  MODIFICATIONS AND WAIVER

     The note trustee may agree, without the consent of the relevant class of noteholders, (1) to any modification (other than a basic terms modification) of, or to the waiver or authorization of any breach or proposed breach of, the terms and conditions of the notes or any of the transaction documents which is not, in the opinion of the note trustee, materially prejudicial to the interests of the relevant class or classes of noteholders or (2) to any modification of any of the terms and conditions or any of the transaction documents which, in the opinion of the note trustee, is of a formal, minor or technical nature or is to correct a manifest error.

     For the avoidance of doubt (in the context of deciding material prejudice in respect of the above provisions), if the note trustee considers in its sole opinion that the noteholders of the same class of one or more series to which the modification or waiver relates are materially prejudiced, the note trustee will not be able to sanction such modification or waiver itself, and will instead require an extraordinary resolution of the noteholders of the notes of such class outstanding to be passed by means of a meeting. In accordance with the general provisions contained herein, such extraordinary resolution must also be ratified by the noteholders of the notes of the higher class or classes in order for the extraordinary resolution which seeks approval of the modification or waiver to be valid and effective.

     Any of these modifications, authorizations or waivers will be binding on the noteholders and, unless the note trustee agrees otherwise, shall be promptly notified to the noteholders and the rating agencies in accordance with number 14 as soon as practicable thereafter.

     Where the note trustee is required in connection with the exercise of its powers to have regard to the interests of the noteholders of one class of any series, it shall have regard to the interests of such noteholders as a class. In particular, the note trustee shall not have regard to, or be liable for, the consequences of such exercise for individual noteholders resulting from their being domiciled or resident in or connected with any particular territory. In connection with any such exercise, the note trustee shall not be entitled to require, and no noteholder shall be entitled to claim, from the issuer or any other person, any indemnification or payment in respect of any tax consequence of any such exercise upon individual noteholders.

12.  INDEMNIFICATION OF THE NOTE TRUSTEE

     The note trustee is entitled to be indemnified and relieved from responsibility in certain circumstances, including provisions, among others, relieving them from taking enforcement proceedings unless indemnified to its satisfaction. The note trustee is also entitled to be paid its costs and expenses in priority to any interest payments to noteholders.

     The note trustee and its related companies are entitled to enter into business transactions with the issuer, Northern Rock plc or related companies of either of them and to act as note trustee for the holders of any new notes and for any person who is a party to any transaction document or whose obligations are comprised in the issuer security or any of their subsidiary or associated companies, without accounting for any profit resulting from those transactions.

     The note trustee will not be responsible for any loss or liability suffered as a result of any assets in the issuer security being uninsured or inadequately insured or being held by clearing operations or their operators or by intermediaries on behalf of the note trustee.

     Furthermore, the note trustee will be relieved of liability for making searches or other inquiries in relation to the assets comprising the issuer security. The note trustee does not have any responsibility in relation to the legality and the enforceability of the trust arrangements and the related issuer security. The note trustee will not be obliged to take any action which might result in its incurring personal liabilities. The note trustee is not obliged to monitor or investigate the performance of any other person under the issuer related documents or the documents relating to the intercompany loan and the mortgages trust and is entitled to assume, until it has actual knowledge to the contrary, that all such persons are properly performing their duties, unless it receives express notice to the contrary.

     The note trustee will not be responsible for any deficiency which may arise because it is liable to tax in respect of the proceeds of any security.

     Similar provisions in respect of the indemnification of the security trustee are set out in the transaction documents.

13.  REPLACEMENT OF NOTES

     If individual note certificates are lost, stolen, mutilated, defaced or destroyed, the noteholder can replace them at the specified office of any paying agent. The noteholder will be required both to pay the expenses of producing a replacement and to comply with the issuer's, registrar's and paying agent's reasonable requests for evidence and indemnity. The noteholder must surrender any defaced or mutilated note certificates before replacements will be issued.

     If a global note certificate is lost, stolen, mutilated, defaced or destroyed, the issuer will deliver a replacement global note certificate to the registered holder upon satisfactory evidence and surrender of any defaced or mutilated global note certificate. Replacement will only be made upon payment of the expenses for a replacement and compliance with the issuer's, registrar's and paying agents' reasonable requests as to evidence and indemnity.

14.  NOTICE TO NOTEHOLDERS

     Notices to noteholders will be sent to them by first class mail (or its equivalent) or (if posted to a non-UK address) by airmail at the respective addresses on the register. Any such notice shall have been deemed to have been given on the fourth day after the date of mailing. In addition, so long as amounts are outstanding on the series 1 notes, notices to noteholders will be published on the date of such mailing in a daily newspaper of general circulation in New York (which is expected to be The New York Times) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in the United States; provided that if, at any time, the issuer procures that the information concerned in such notice shall appear on a page of the Reuters screen, or any other medium for electronic display of data as may be previously approved in writing by the note trustee and notified to noteholders (in each case a "RELEVANT SCREEN"), publication in the newspapers set out above or such other newspaper or newspapers shall not be required with respect to such information, provided however, that in the case that any notes are listed on the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange plc, notices of noteholder meetings shall continue to be published as set forth above. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the first date on which publication shall have been made in the newspaper or newspapers in which (or on the relevant screen on which) publication is required.

     So long as any notes are represented by global note certificates, and such global note certificates are held by or on behalf of DTC, Euroclear, Clearstream, Luxembourg or any other clearing system (an "ALTERNATIVE CLEARING SYSTEM"), notices to holders of the notes represented by such global note certificates may be given by delivery of the relevant notice to DTC, Euroclear, Clearstream, Luxembourg or (as the case may be) such alternative clearing system. Any notice delivered to DTC, Euroclear, Clearstream, Luxembourg or (as the case may be) such alternative clearing system shall be deemed to have been given on the day of delivery.

     The note trustee shall be at liberty to sanction some other method of giving notice to noteholders or any class or category of noteholders if, in its opinion, such other method is reasonable having regard to market practice then prevailing and to the requirements of the stock exchanges on which the notes are then listed and provided that notice of such other method is given to the noteholders in such manner as the note trustee shall require.

15.  GOVERNING LAW

     The transaction documents and the notes are governed by English law, except for those provisions in which security is taken over property situated in Jersey, to which Jersey law shall apply. The courts of England are to have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with the transaction documents and the notes. The issuer and the other parties to the transaction documents irrevocably submit to the non-exclusive jurisdiction of the courts of England.

                          RATINGS OF THE SERIES 1 NOTES

      The series 1 notes are expected to be issued with the following ratings assigned by Moody's, Standard & Poor's and Fitch. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization if, in its judgement, circumstances (including, without limitation, a reduction in the credit rating of the mortgages trustee GIC provider and/or the Funding GIC providers and/or the swap providers) in the future so warrant.

CLASS OF NOTES                            EXPECTED RATINGS
--------------             ---------------------------------------------------
                                             STANDARD &
                           MOODY'S                POOR'S                 FITCH
                           -------           -----------                 -----
Series 1 class A1              Aaa                   AAA                   AAA
Series 1 class A2              Aaa                   AAA                   AAA
Series 1 class B               Aa3                    AA                    AA
Series 1 class C              Baa2                   BBB                   BBB

      The ratings assigned to each class of the series 1 notes address the likelihood of full and timely payment to you of all payments of interest on each payment date under those classes of notes. The ratings also address the likelihood of ultimate payment of principal on the final maturity date of each class of notes. The ratings do not address the likely actual rate of prepayments on the mortgage loans. The rate of prepayments, if different than originally anticipated, could adversely affect the yield realized on your notes.

      Assignment of the expected ratings to the notes of each class will be a condition to issue of the series 1 notes.

                      MATURITY AND REPAYMENT CONSIDERATIONS

      The average lives of the series 1 notes cannot be stated, because the actual rate of repayment of the mortgage loans and redemption of the mortgages and a number of other relevant factors are unknown. Calculations of the possible average lives of the series 1 notes can be made, however, based on certain assumptions. The assumptions used to calculate the possible average lives of the series 1 notes in the following table are that:

      (1)   each class of notes is repaid in full by its final maturity date;

      (2) neither the issuer security nor the Funding security has been enforced;

      (3) the seller assigns to the mortgages trustee sufficient new mortgage loans and their related security in the period up to and including the payment date falling in January 2008 so that on any date the aggregate current balance of mortgage loans in the mortgages trust is not less than an amount equal to the product of 1.10 and the principal amount outstanding of all notes of all issuers at such date;

      (4)   no asset trigger event or non-asset trigger event occurs;

      (5) no event occurs that would cause payments on the notes to be deferred;

      (6) the issuer exercises its option to redeem the notes on the payment date falling in January 2008, and each previous issuer exercises its option to redeem the previous notes on the step-up date relating to such issuer;

      (7)   the notes are issued on September 23, 2002;

      (8) each payment made by the issuer to the noteholders is paid on the 20th day of the relevant month in which such payment is payable, regardless of whether such date is a business day;

      (9) no interest or fees are paid from mortgages trustee principal receipts, Funding available principal receipts or issuer available principal receipts;

      (10) the mortgage loans are not subject to any defaults or losses, and no mortgage loan falls into arrears; and

      (11) the long-term, unsecured, unsubordinated and unguaranteed debt obligations of the seller continue to be rated A2 by Moody's, A+ by Fitch and A by Standard & Poor's.

      Assumptions (1), (6), (7) and (8) reflect the issuer's current expectations, although no assurance can be given that repayment of the notes will occur as described. Assumptions (2) through (5) and (9) through (11) relate to unpredictable circumstances.

      Based upon the foregoing assumptions, the approximate average lives of the series 1 notes, at various constant payment rates for the mortgage loans, would be as follows:


                         POSSIBLE AVERAGE       POSSIBLE AVERAGE       POSSIBLE AVERAGE       POSSIBLE AVERAGE
CONSTANT PAYMENT         LIFE OF THE SERIES 1   LIFE OF THE SERIES 1   LIFE OF THE SERIES 1   LIFE OF THE SERIES 1
RATE (% PER ANNUM)       CLASS A1 NOTES         CLASS A2 NOTES         CLASS B NOTES          CLASS C NOTES
------------------       --------------------   --------------------   --------------------   --------------------
                               (YEARS)                (YEARS)                (YEARS)                (YEARS)
                         --------------------   --------------------   --------------------   --------------------
5%                             1.50                   5.06                   5.33                   5.33
10%                            0.81                   4.04                   5.33                   5.33
15%                            0.69                   3.46                   5.33                   5.33
20%                            0.69                   3.43                   5.14                   5.16
25%                            0.69                   3.43                   5.14                   5.16
30%                            0.69                   3.43                   5.14                   5.16
35%                            0.69                   3.43                   5.14                   5.16


      The average lives of the notes are subject to factors largely outside the control of the issuer and consequently no assurance can be given that these assumptions and estimates are realistic and they must therefore be viewed with considerable caution. For more information relating to the risks involved in the use of these estimated average lives, see "RISK FACTORS - THE YIELD TO MATURITY OF THE NOTES MAY BE ADVERSELY AFFECTED BY PREPAYMENTS OR REDEMPTIONS ON THE MORTGAGE LOANS OR REPURCHASES OF MORTGAGE LOANS BY THE SELLER".

      MATERIAL LEGAL ASPECTS OF THE MORTGAGE LOANS AND THE RELATED SECURITY

      The following discussion describes, in summary, the material legal aspects in respect of the assignment of the mortgage loans and related security and of English residential property and mortgages. It is a brief summary and not an exhaustive analysis of the relevant law.

GENERAL

      The parties to a mortgage are the mortgagor, who is the borrower and homeowner and who grants the mortgage over its property, and the mortgagee, who is the lender. Each mortgage loan is secured by a mortgage on the property (the mortgaged property). Since the most common form of creating a mortgage on residential property, namely, by means of a legal charge by deed, means that a mortgagor does not cease to be the owner of the property, generally a mortgagor will be free to create further mortgages on the mortgaged property (subject to any restrictions imposed by the mortgagee in the mortgage deed). Each mortgage loan to be assigned to the mortgages trustee will be secured by a mortgage which has a first ranking priority over all other mortgages secured on the mortgaged property and over all unsecured creditors of the borrower, except in respect of certain statutory rights, such as the rights of the Inland Revenue, which are granted statutory priority. There are two forms of title to land in England and
Wales: registered and unregistered. Both systems of title can include both freehold and leasehold estates.

REGISTERED TITLE

      Title to registered land is registered at H.M. Land Registry. The registrar allocates a unique title number. Consequently if there are freehold and leasehold registered interests then there will be more than one register of title and more than one title number to a particular property. Each individual register consists of three parts: the property register, the proprietorship register and the charges register.

      The property register describes the land and the type of estate, freehold or leasehold. In some instances it may also refer to third party rights that burden the property although these may also be mentioned in the charges register as practice varies between the various District Land Registries around the country.

      The proprietorship register details the following:

      * The class of registered title. There are three classes of registered title for freehold and four classes for leasehold. The most common title (and the best grade of title available) is title absolute. A person registered with title absolute owns the estate in the land free from all interests other than those entered on the register, those classified as overriding interests or minor interests (referred to below) and (in the case of leasehold land) all express and implied covenants, obligations and liabilities imposed by the lease or incidental to the land.

      * Restrictions on the ability of the registered proprietor to deal with the property e.g. a restriction imposed by a mortgagee prohibiting registration of subsequent mortgagees.

      The charges register details security interests and encumbrances registered against the property.

      The property is also identified by a plan retained at H.M. Land Registry indicating the location of the related land (the "FILED PLAN"). However, the filed plan is not conclusive as to matters such as the location of boundaries.

      The Land Registration Act 1925 provides that some interests in land will bind the land even though they are not capable of registration at H.M. Land Registry. These fall into two categories:

      *     Overriding interests; and

      * Minor interests (which are relevant only as between the landowner and the beneficiary of those interests).

      Title to registered land is established by the register and evidenced by a land or (in the case of land which is subject to a registered mortgage or charge) charge certificate containing official copies of the entries on the register relating to that land. The land certificate or charge certificate relating to a first mortgage will also contain a copy of the filed plan. The land certificate is normally in the possession of the estate owner where the property is not mortgaged. If the property is mortgaged H.M. Land Registry retains the land certificate and a charge certificate is issued which is usually held by the mortgagee.

UNREGISTERED TITLE

      All land in England and Wales is now subject to compulsory registration on the happening of any of a number of trigger events. The most common trigger event is a sale of the land, but since April 1998 the triggers have also included the creation of a first priority legal mortgage over unregistered land. However, an increasingly small but still significant proportion of land in England and Wales (typically where the land has been in the same ownership for a number of years) is still unregistered. Title to unregistered land is proved by establishing a chain of documentary evidence to title going back at least 15 years. Where the land is affected by third party rights, some of those rights or interests, including a legal mortgage where the mortgagee has taken possession of the title deeds, can be proved by documentary evidence or by proof of continuous exercise of the rights for a prescribed period and do not require registration. However, other interests, including equitable charges, must be registered at H.M. Land Charges Registry in order to be effective against a subsequent purchaser or mortgagee of the land.

TAKING SECURITY OVER LAND

      A legal mortgage of registered land may only be effected once the charge has been registered with H.M. Land Registry. Prior to registration, it will take effect only as an equitable mortgage or charge. An equitable mortgage of registered land (including legal mortgages prior to registration) is only protected by registration. If protected by registration, the equitable mortgage will take priority over all subsequent mortgages. If not so protected, a later purchaser or mortgagee of a legal interest will generally take the land free of the earlier unregistered equitable mortgage. Where land is registered therefore, a mortgagee must register its mortgage at H.M. Land Registry in order to secure priority over any subsequent mortgagee. Priority of mortgages (whether legal or equitable) over registered land is generally governed by the date of registration of the mortgage rather than the date of creation. However, a prospective mortgagee is able to obtain a priority period within which to register its mortgage. If the mortgagee submits a proper application for registration during this period, its interest will take priority over any application for registration of any interest which is received by H.M. Land Registry during this priority period.

      In the system of unregistered land, the mortgagee protects its interest by retaining possession of the title deeds to the mortgaged property. Without the title deeds to the mortgaged property, the borrower is unable to establish the necessary chain of ownership, and is therefore prevented from dealing with its land without the consent of the mortgagee. Priority of mortgages over unregistered land depends on a number of factors including, whether the mortgagee has taken possession of the title deeds, whether the interest is registerable and whether it has been registered at H.M. Land Charges Registry and the date of creation of the charge. Generally speaking where all else is equal between two competing mortgages, the priority will be determined by the date of creation of the charge.

THE SELLER AS MORTGAGEE

      The sale to the mortgages trustee of the mortgage loans together with their related security will take effect in equity only and the mortgages trustee will not apply to H.M. Land Registry or H.M. Land Charges Registry to register or record its equitable interest in the mortgages. The consequences of this are explained in the section "RISK FACTORS - THERE MAY BE RISKS ASSOCIATED WITH THE FACT THAT THE MORTGAGES TRUSTEE HAS NO LEGAL TITLE TO THE MORTGAGE LOANS AND THEIR RELATED SECURITY, WHICH MAY ADVERSELY AFFECT PAYMENTS ON THE NOTES".

ENFORCEMENT OF MORTGAGES

      If a borrower breaches the mortgage conditions of its mortgage loan, the mortgage loan generally provides that all monies under the mortgage loan will become immediately due and payable. The mortgagee would then be entitled to recover all outstanding principal, interest and fees under the covenant of the borrower contained expressly or impliedly in the mortgage deed to pay or repay those amounts. In addition, the mortgagee would then be entitled to enforce its mortgage in relation to the defaulted mortgage loan. Enforcement may occur in a number of ways, including the following:

      * The mortgagee may enter into possession of the mortgaged property. If it does so, it does so in its own right and not as agent of the mortgagor, and so may be personally liable for mismanagement of the mortgaged property and to third parties as occupier of the mortgaged property.

      *     The mortgagee may lease the mortgaged property to third parties.

      * The mortgagee may foreclose on the mortgaged property. Under foreclosure procedures, the mortgagor's title to the mortgaged property is extinguished so that the mortgagee becomes the owner of the mortgaged property. The remedy is, because of procedural constraints, rarely used.

      * The mortgagee may appoint a receiver to deal with income from the mortgaged property or exercise other rights delegated to the receiver by the mortgagee. A receiver is the agent of the mortgagor and so, unlike when the mortgagee enters into possession of the mortgaged property, in theory the mortgagee is not liable for the receiver's acts or as occupier of the mortgaged property. In practice, however, the receiver will require indemnities from the mortgagee that appoints it. Similar duties of care will apply to a sale by a receiver as set out below in relation to a sale by a mortgagee.

      * The mortgagee may sell the mortgaged property, subject to various duties to ensure that the mortgagee exercises proper care in relation to the sale. This power of sale arises under the Law of Property Act 1925. The purchaser of a mortgaged property sold pursuant to a mortgagee's power of sale becomes the owner of the mortgaged property.

      Notwithstanding the above, in order to enforce a power of sale in respect of a mortgaged property, the mortgagee must generally obtain possession of the mortgaged property (to sell the mortgaged property with vacant possession) either voluntarily or by a court order. Actions for possession are regulated by statute and the courts have certain powers to adjourn possession proceedings, to stay any possession order or postpone the date for delivery of possession. The court will exercise such powers in favor of a borrower broadly where it appears to the court that the borrower is likely to be able, within a reasonable time period, to pay any sums due under the mortgage loan or to remedy any other breach of obligation under the mortgage loan or its related security. If a possession order in favor of the mortgagee is granted it may be suspended to allow the borrower more time to pay. Once possession is obtained the mortgagee has a duty to the borrower to take reasonable care to obtain a proper price for the mortgaged property. Failure to do so will put the mortgagee at risk of an action by the borrower for breach of such duty, although it is for the borrower to prove breach of such duty. There is also a risk that a borrower may also take court action to force the relevant mortgagee to sell the property within a reasonable time.

                    MATERIAL UNITED KINGDOM TAX CONSEQUENCES

      The following section summarizes the material UK tax consequences of the purchase, ownership and disposition of the notes based on current law and practice in the UK. Sidley Austin Brown & Wood, UK tax advisers to the issuer ("UK TAX COUNSEL"), has prepared and reviewed this summary and the opinions of UK tax counsel are contained in this summary. The summary assumes that the final documentation conforms with the description in the prospectus. The summary also assumes that the representations made by each of Funding and the issuer, respectively, to UK tax counsel that the profit in Funding's profit and loss account will not exceed 0.01% of the Funding available revenue receipts and that the profit in the issuer's profit and loss account will not exceed 0.01% of the interest on the intercompany loan are correct. It further assumes that all payments made pursuant to the final documentation are calculated on arms' length terms. The summary does not purport to be a complete analysis of all tax considerations of the purchase, ownership and disposition of the notes. It relates to the position of persons who are the absolute beneficial owners of notes such as individuals, partnerships and non-financial trade corporate entities, and may not apply to certain classes of persons such as financial trade corporate entities (such as banks, securities dealers and securities brokers), investment managers, insurance companies, pension funds and UK unit investment trusts. UK tax counsel suggests that you consider consulting your own tax adviser if you are uncertain of your current tax position.

TAXATION OF US RESIDENTS

      As discussed in more detail under "- WITHHOLDING TAX" below, UK tax counsel is of the opinion that a noteholder who is resident in the US for US tax purposes may obtain payment of interest on his notes without deduction of UK tax if and for so long as the notes are listed on a "RECOGNISED STOCK EXCHANGE". If the notes cease to be listed on a recognised stock exchange, an amount must be withheld on account of UK income tax at the lower rate (currently 20%), subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

      Residents of the US are generally not subject to tax in the UK on payments on the notes under the double taxation treaty between the US and the UK currently in force, subject to completion of administrative formalities, except where the notes are effectively connected with a permanent establishment or a fixed base of the noteholder situated in the UK or the noteholder is exempt from tax in respect of income on the notes in the US and the noteholder sells or makes a contract to sell the holding from which such income is derived within three months of the date on which the noteholder acquired the holding.

      A new double taxation treaty has been negotiated between the UK and the US, the relevant provisions of which will apply to payments on the notes made on or after the first day of the second month following the date on which the new treaty enters into force. The new double taxation treaty must be ratified by both the UK Parliament and the US Senate before it can enter into force, and it is not known when these procedures will be completed. The new double taxation treaty does not contain the specific exception referred to in the previous paragraph in respect of a noteholder that is exempt from tax. However, the benefit of the new double taxation treaty is excluded in respect of any interest paid under, or as part of, a conduit arrangement and is also subject to comprehensive limitation on benefits provisions.

      In addition, UK tax counsel is of the opinion that, as discussed in more detail under "- DIRECT ASSESSMENT OF NON-UK RESIDENT HOLDERS OF NOTES TO UK TAX ON INTEREST" below, a noteholder who is resident in the US for US tax purposes and who is not resident in the UK for UK tax purposes will not be subject to UK tax (other than any withholding tax, as regards which see above) in respect of any payments on the notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency in the UK.

      It is the opinion of UK tax counsel that US resident noteholders will not be liable to UK tax in respect of a disposal of the notes provided they are not within the charge to UK corporation tax and (i) are not resident or ordinarily resident in the UK, or (ii) do not carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest is received or to which the notes are attributable.

      It is the opinion of UK tax counsel that, as discussed in more detail below under "- UK TAXATION OF FUNDING AND THE ISSUER", Funding and the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses.

      It is the opinion of UK tax counsel that, as discussed in more detail below under "- UK TAXATION OF THE MORTGAGES TRUSTEE", the mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

      Except as described in the preceding paragraphs (and as further developed in the corresponding opinions below), UK tax counsel will render no opinions relating to the notes, the parties to the transaction, or any aspects of the transaction.

WITHHOLDING TAX

      For so long as the notes are and continue to be listed on a "RECOGNISED STOCK EXCHANGE" within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the London Stock Exchange plc is such a recognised stock exchange for this purpose) interest payments on each of the notes will be treated as a "PAYMENT OF INTEREST ON A QUOTED EUROBOND" within the meaning of section 349 of the Income and Corporation Taxes Act 1988. Under an Inland Revenue interpretation, securities will be regarded as listed on a recognised stock exchange if they are listed by a competent authority in a country which is a member state of the European Union or which is part of the European Economic Area and are admitted to trading on a recognised stock exchange in that country. In these circumstances, payments of interest on the notes may be made without withholding or deduction for or on account of UK income tax irrespective of whether the notes are in global form or in definitive form.

      If the notes cease to be listed on a recognised stock exchange, an amount must be withheld on account of UK income tax at the lower rate (currently 20%), subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty or in circumstances where the exemption for payments between certain companies contained in section 349A of the Income and Corporation Taxes Act 1988 applies.

      On December 13, 2001, the EU Ecofin Council reached agreement on the text of a proposed EU Savings Directive. Under the proposed EU Savings Directive, subject to a number of important conditions being met, EU Member States are required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by an entity/person within its jurisdiction to an individual resident in another Member State, subject to the right of certain Member States to opt instead for a withholding system during a specified transitional period. The text of the proposed EU Savings Directive is not yet final, and may be subject to further amendment and/or clarification.

      Payments of interest and principal with respect to the notes will be subject to any applicable withholding taxes and the issuer will not be obliged to pay additional amounts in relation thereto.

DIRECT ASSESSMENT OF NON-UK RESIDENT HOLDERS OF NOTES TO UK TAX ON INTEREST

      Interest on the notes constitutes UK source income and, as such, may be subject to income tax by direct assessment even where paid without withholding, subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of an applicable double taxation treaty.

      However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a noteholder (other than certain trustees) who is not resident for tax purposes in the UK unless that noteholder carries on a trade, profession or vocation in the UK through a branch or agency in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers).

      Where interest has been paid under deduction of UK income tax, noteholders who are not resident in the UK may be able to recover all or part of the tax deducted if there is an appropriate provision under an applicable double taxation treaty.

TAXATION OF RETURNS: COMPANIES WITHIN THE CHARGE TO UK CORPORATION TAX

      In general, noteholders which are within the charge to UK corporation tax in respect of notes will be charged to tax and obtain relief as income on all returns on and fluctuations in value of the notes broadly in accordance with their statutory accounting treatment.

     For holders of series 1 notes or series 2 notes, within the charge to UK corporation tax (other than authorized unit trusts and investment trusts), these notes will be qualifying assets for the purposes of the taxation of foreign exchange gains and losses. Any changes in the sterling value of these notes as a result of changes in the sterling/US dollar exchange rate or sterling/euro exchange rate, as appropriate, during each accounting period in which such a holder holds these notes will generally be taxed or relieved by reference to the holder's accounting treatment of the notes.

TAXATION OF RETURNS: OTHER NOTEHOLDERS

      Noteholders who are not within the charge to UK corporation tax and who are resident or ordinarily resident in the UK for tax purposes or who carry on a trade, profession or vocation in the UK through a branch or agency in connection with which interest on the notes is received or to which the notes are attributable will generally be liable to UK tax on the amount of any interest received in respect of the notes.

      As the series 1 notes are denominated in US dollars and the series 2 notes are denominated in euro, the series 1 notes and the series 2 notes will not be regarded by the Inland Revenue as constituting "QUALIFYING CORPORATE BONDS" within the meaning of Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these notes may give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

      It is expected that the series 3 notes will be regarded by the Inland Revenue as constituting "QUALIFYING CORPORATE BONDS" within the meaning of
Section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal of any of these notes is not expected to give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

      There are provisions to prevent any particular gain (or loss) from being charged (or relieved) at the same time under these provisions and also under the provisions of the "ACCRUED INCOME SCHEME" described below.

ACCRUED INCOME SCHEME

      On a disposal of notes by a noteholder, any interest which has accrued since the last payment date may be chargeable to tax as income under the rules of the "ACCRUED INCOME SCHEME" if that noteholder is resident or ordinarily resident in the UK or carries on a trade in the UK through a branch or agency to which the notes are attributable.

STAMP DUTY AND STAMP DUTY RESERVE TAX

      No UK stamp duty or stamp duty reserve tax is payable on the issue or transfer of the offered notes, whether such offered note is in global or definitive form.

UK TAXATION OF FUNDING AND THE ISSUER

      It is the opinion of UK tax counsel that Funding and the issuer will generally be subject to UK corporation tax, currently at a rate of 30%, on the profit reflected in their respective profit and loss accounts as increased by the amounts of any non-deductible expenses or losses. Examples of non-deductible expenses and losses include general provisions for bad debts. In respect of Funding, the profit in the profit and loss account will not exceed 0.01% of the Funding available revenue receipts. In respect of the issuer, the profit in the profit and loss account will not exceed 0.01% of the interest on the intercompany loan. Any liability to UK corporation tax will be paid out of the available revenue receipts of Funding and the issuer, respectively.

UK TAXATION OF THE MORTGAGES TRUSTEE

      It is the opinion of UK tax counsel that the mortgages trustee will have no liability to UK tax in respect of any income, profit or gain arising under these arrangements. Accordingly, the mortgages trustee will have no liability to UK tax in relation to amounts which it receives on behalf of Funding or the seller under the mortgages trust.

                     MATERIAL UNITED STATES TAX CONSEQUENCES

GENERAL

      The following section summarizes the material federal income tax consequences of the purchase, ownership and disposition of the series 1 class A1 notes, series 1 class A2 notes, series 1 class B notes and series 1 class C notes (the "US NOTES") that may be relevant to a noteholder that is a "UNITED STATES PERSON" (as defined later in this section) or that otherwise is subject to US federal income taxation on a net income basis in respect of a US note (any such United States person or holder, a "US HOLDER"). In general, the summary assumes that a holder acquires a US note at original issuance and holds such note as a capital asset. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the US notes. In particular, it does not discuss special tax considerations that may apply to certain types of taxpayers, including dealers in stocks, securities or notional principal contracts; traders in securities electing to mark to market; banks, savings and loan associations and similar financial institutions; taxpayers whose functional currency is other than the US dollar; taxpayers that hold a US note as part of a hedge or straddle or a conversion transaction, within the meaning of section 1258 of the US Internal Revenue Code of 1986, as amended (the "CODE"); and subsequent purchasers of US notes. In addition, this summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the US federal government.

      This summary is based on the US tax laws, regulations, rulings and decisions in effect or available on the effective date of the Registration Statement. All of the foregoing are subject to change, and any change may apply retroactively and could affect the continued validity of this summary.

      Sidley Austin Brown & Wood LLP, US tax advisers to the issuer ("US TAX COUNSEL"), has prepared and reviewed this summary of material US federal income tax consequences. As described under " - TAX STATUS OF THE ISSUER, FUNDING, MORTGAGES TRUSTEE AND MORTGAGES TRUST", US tax counsel is of the opinion that the mortgages trustee acting as trustee of the mortgages trust, Funding, and the issuer will not be subject to US federal income tax as a result of their contemplated activities. As described further under " - CHARACTERIZATION OF THE US NOTES", US tax counsel is also of the opinion that, although there is no authority on the treatment of instruments substantially similar to the US notes, and while not free from doubt, the US notes will be treated as debt for US federal income tax purposes. Except as described in the two preceding sentences (and set forth in the corresponding opinions), US tax counsel will render no opinions relating to the notes or the parties to the transaction.

      An opinion of US tax counsel is not binding on the US Internal Revenue Service (the "IRS") or the courts, and no rulings will be sought from the IRS on any of the issues discussed in this section. Accordingly, the issuer suggests that persons considering the purchase of US notes consult their own tax advisors as to the US federal income tax consequences of the purchase, ownership and disposition of the US notes, including the possible application of state, local, non-US or other tax laws, and other US tax issues affecting the transaction.

      As used in this section the term "UNITED STATES PERSON" means an individual who is a citizen or resident of the United States, an entity treated as a corporation or partnership for United States federal income tax purposes that is organized or created under the law of the United States, a State thereof, or the District of Columbia, and any estate or trust the income of which is subject to taxation in the United States regardless of source.

TAX STATUS OF THE ISSUER, FUNDING, MORTGAGES TRUSTEE AND MORTGAGES TRUST

      Under the transactional documents, each of the issuer, Funding, and the mortgages trustee acting in its capacity as trustee of the mortgages trust covenants not to engage in any activities in the United States (directly or through agents), not to derive any income from sources within the United States as determined under US federal income tax principles, and not to hold any mortgaged property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under US federal income tax principles. US tax counsel is of the opinion that, assuming compliance with the transaction documents, none of the issuer, Funding or the mortgages trustee acting in its capacity as trustee of the mortgages trust will be subject to US federal income tax. No elections will be made to treat the issuer, Funding, or the mortgage trust or any of their assets as a REMIC or a FASIT (two types of securitization vehicles having a special tax status under the Code).

CHARACTERIZATION OF THE US NOTES

      Although there is no authority regarding the treatment of instruments that are substantially similar to the US notes, and while not free from doubt, it is the opinion of US tax counsel that the US notes will be treated as debt for US federal income tax purposes. The issuer intends to treat the US notes as indebtedness of the issuer for all purposes, including US tax purposes. The discussion in the next section assumes this result.

      The US notes will not be qualifying real property mortgage loans in the hands of domestic savings and loan associations, real estate investment trusts, or REMICs under sections 7701(a)(19)(C), 856(c)(5)(A) or 860G(a)(3) of the Code, respectively.

TAXATION OF US HOLDERS OF THE US NOTES

      Qualified Stated Interest and Original Issue Discount. The issuer intends to treat interest on the series 1 notes as "QUALIFIED STATED INTEREST" under United States Treasury regulations relating to original issue discount (hereafter the "OID REGULATIONS"). As a consequence, discount on the series 1 notes arising from an issuance at less than par will only be required to be accrued under the OID regulations if such discount exceeds a statutorily defined de minimis amount. Qualified stated interest, which generally must be unconditionally payable at least annually, is taxed under a holder's normal method of accounting. De minimis OID is included in income on a PRO RATA basis as principal payments are made on the series 1 notes.

      It is possible that interest on the series 1 notes could be treated as OID because such interest is subject to deferral in certain limited circumstances. A US holder of a series 1 note issued with OID must include OID in income over the term of the series 1 note under a constant yield method that takes into account the compounding of interest. Under the Code, OID is calculated and accrued using prepayment assumptions where payments on a debt instrument may be accelerated by reason of prepayments of other obligations securing such debt instrument. Moreover, the legislative history to the provisions provides that the same prepayment assumptions used to price a debt instrument be used to calculate OID, as well as to accrue market discount and amortize premium. Here, prepayment of the mortgage loans is not expected to alter the scheduled principal payments on the series 1 notes and accordingly, the issuer intends to assume that the series 1 notes will have their principal repaid according to the schedule for purposes of accruing any OID. No representation is made that the mortgage loans will pay on the basis of such prepayment assumption or in accordance with any other prepayment scenario.

      As an alternative to the above treatments, US holders may elect to include in gross income all interest with respect to the series 1 notes, including stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium, using the constant yield method described above.

      Sales and Retirement. In general, a US holder of a US note will have a basis in such note equal to the cost of the note to such holder, and reduced by any payments thereon other than payments of stated interest. Upon a sale or exchange of the note, a US holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest, which would be taxable as such) and the holder's tax basis in the note. Such gain or loss will be long-term capital gain or loss if the US holder has held the note for more than one year at the time of disposition. In certain circumstances, US holders that are individuals may be entitled to preferential treatment for net long-term capital gains. The ability of US holders to offset capital losses against ordinary income is limited.

      Alternative Characterization of the Series 1 Notes. The proper characterization of the arrangement involving the issuer and the holders of the series 1 notes is not clear because there is no authority on transactions comparable to that contemplated herein. The issuer intends to treat the series 1 notes as debt of the issuer for all US federal income tax purposes. Prospective investors should consult their own tax advisors with respect to the potential impact of an alternative characterization of the series 1 notes for US tax purposes.

      One possible alternative characterization is that the IRS could assert that the series 1 class C notes or any other class of notes should be treated as equity in the issuer for US federal income tax purposes. If the series 1 class C notes or any other class of notes were treated as equity, US holders of such notes would be treated as owning equity in a passive foreign investment company ("PFIC") which, depending on the level of ownership of such US holder and certain other factors, might also constitute an interest in a controlled foreign corporation for such US holder. This would have certain timing and character consequences for US holders and could require certain elections and disclosures that would need to be made shortly after acquisition to avoid potentially adverse US tax consequences.

      If the issuer was treated as a PFIC, unless a US holder makes a "QEF ELECTION" or "MARK TO MARKET ELECTION", a US holder will be subject to a special tax regime (i) in respect of gains realized on the sale or other disposition of its series 1 notes, and (ii) in respect of distributions on its series 1 notes held for more than one taxable year to the extent those distributions constitute "EXCESS DISTRIBUTIONS". Although not free from doubt, the PFIC rules should not apply to gain realized in respect of any series 1 notes disposed of during the same taxable year in which such series 1 notes are acquired. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year to the extent the amount of such distributions exceeds 125% of the average distributions for the three preceding years (or, if shorter, the investor's holding period). Because the series 1 notes pay interest at a floating rate, it is possible that a US holder will receive "EXCESS DISTRIBUTIONS" as a result of fluctuations in the rate of LIBOR over the term of the series 1 notes. In general, under the PFIC rules, a US holder will be required to allocate such excess distributions and any gain realized on a sale of its series 1 notes to each day during the US holder's holding period for the series 1 notes, and will be taxable at the highest rate of taxation applicable to the series 1 notes for the year to which the excess distribution or gain is allocable (without regard to the US holder's other items of income and loss for such taxable year) (the "DEFERRED TAX"). The deferred tax (other than the tax on amounts allocable to the year of disposition or receipt of the distribution) will then be increased by an interest charge computed by reference to the rate generally applicable to underpayments of tax (which interest charge generally will be non-deductible interest expense for individual taxpayers).

BACKUP WITHHOLDING

      Backup withholding of US Federal income tax may apply to payments made in respect of the notes to registered owners who are not "EXEMPT RECIPIENTS" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the series 1 notes to a US holder must be reported to the IRS, unless the US holder is an exempt recipient or establishes an exemption. With respect to non-US persons investing in the series 1 notes, to ensure they qualify for an exemption, the paying agent will require such beneficial holder to provide a statement from the individual or corporation that:

      * is signed under penalties of perjury by the beneficial owner of the note,

      *     certifies that such owner is not a US holder, and

      *     provides the beneficial owner's name and address.

      Generally, this statement is made on an IRS Form W-8BEN ("W-8BEN"), which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. The noteholder must inform the paying agent within 30 days of such change and furnish a new W-8BEN. A noteholder that is not an individual or an entity treated as corporation for US federal income tax purposes or that is not holding the notes on its own behalf may have substantially increased reporting requirements. For example, a non-US partnership or non- US trust must provide the certification from each of its partners or beneficiaries along with certain additional information. Certain securities clearing organizations, and other entities who are not beneficial owners, may be able to provide a signed statement to the paying agent. However, in such case, the signed statement may require a copy of the beneficial owner's W-8BEN (or the substitute form).

      In addition, upon the sale of a note to (or through) a broker, the broker must report the sale and backup withholding on the entire purchase price, unless
(i) the broker determines that the seller is a corporation or other exempt recipient, (ii) the seller certifies (as described above) that such seller is a non-US holder and certain other conditions are met or (iii) the broker has the taxpayer identification number of the recipient properly certified as correct.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's US federal income tax provided the required information is furnished to the IRS.

      Prospective investors should consult their own tax advisors with respect to the foregoing withholding tax requirements.

              MATERIAL JERSEY (CHANNEL ISLANDS) TAX CONSIDERATIONS

TAX STATUS OF THE MORTGAGES TRUSTEE AND THE MORTGAGES TRUST

      It is the opinion of Jersey (Channels Islands) tax counsel that the mortgages trustee will be resident in Jersey for taxation purposes and will be liable to income tax in Jersey at a rate of 20% in respect of the profits it makes from acting as trustee of the mortgages trust. The mortgages trustee will not be liable for any income tax in Jersey in respect of any income it receives in its capacity as mortgages trustee on behalf of the beneficiaries of the mortgages trust.

TAX STATUS OF FUNDING

      Funding has "EXEMPT COMPANY" status within the meaning of Article 123A of the Income Tax (Jersey) Law, 1961, as amended, for the calendar year ending December 31, 2002. Funding will be required to pay an annual exempt company charge (currently (pound)600) in respect of each calendar year during which it wishes to retain exempt company status. The retention of exempt company status is conditional upon the exempt company charge being paid, Funding disclosing its beneficial ownership within the required time limits and the Comptroller of Income Tax in Jersey being satisfied that no Jersey resident has a beneficial interest in Funding, except as permitted by concessions granted by the Comptroller of Income Tax. As at the date of this prospectus no Jersey resident person has or is anticipated to have any beneficial interest in Funding, and therefore such concessions are not expected to be relied upon.

      As an exempt company, Funding will not be liable to Jersey income tax other than on Jersey source income (except bank deposit interest on Jersey bank accounts). It is the opinion of Jersey (Channel Islands) tax counsel that, for so long as Funding is an exempt company, payments in respect of the intercompany loan will not be subject to Jersey taxation and no withholding in respect of taxation will be required on such payments to the issuer under the intercompany loan.

      It is the opinion of Jersey (Channel Islands) tax counsel that the income of Funding will not be Jersey source income insofar as the income of Funding arises only from the mortgages trust property and that property is either situated outside Jersey or is interest on bank or building society deposits in Jersey.

                              ERISA CONSIDERATIONS

      The series 1 notes are eligible for purchase by employee benefit plans and other plans subject to the US Employee Retirement Income Security Act of 1974, as amended ("ERISA") and/or the provisions of Section 4975 of the Code and by governmental plans that are subject to state, local or other federal law of the United States that is substantially similar to ERISA or Section 4975 of the Code, subject to consideration of the issues described in this section. ERISA imposes certain requirements on "EMPLOYEE BENEFIT PLANS" (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA PLANS") and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirements of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the Plan. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan's particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed under "RISK FACTORS" and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of the notes.

      Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, the "PLANS")) and certain persons (referred to as "PARTIES IN INTEREST" or "DISQUALIFIED PERSONS") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

      The seller, the issuer, the administrator, the mortgages trustee, Funding or any other party to the transactions contemplated by the transaction documents may be parties in interest or disqualified persons with respect to many Plans. Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if any of the series 1 notes is acquired or held by a Plan with respect to which the issuer, the administrator, the mortgages trustee, Funding or any other party to such transactions, is a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire any such notes and the circumstances under which such decision is made. Included among these exemptions are Prohibited Transaction Class Exemption ("PTCE") 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "QUALIFIED PROFESSIONAL ASSET MANAGER"), PTCE 95-60 (relating to transactions involving insurance company general accounts), PTCE 90-1 (relating to investments by insurance company pooled separate accounts) and PTCE 96- 23 (relating to transactions determined by in-house asset managers). There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the notes.

      Each purchaser and subsequent transferee of any series 1 note will be deemed by such purchase or acquisition of any such note to have represented and warranted, on each day from the date on which the purchaser or transferee acquires such note through and including the date on which the purchaser or transferee disposes of such note, either that (A) it is not an ERISA Plan or other Plan, an entity whose underlying assets include the assets of any such ERISA Plan or other Plan, or a governmental plan which is subject to any federal, state or local law of the United States that is substantially similar to the provisions of section 406 of ERISA or section 4975 of the Code or (B) its purchase, holding and disposition of such note will not result in a prohibited transaction under section 406 of ERISA or section 4975 of the Code (or, in the case of a governmental plan, any substantially similar federal, state or local law of the United States) for which an exemption is not available.

      In addition, the US Department of Labor has promulgated a regulation, 29 C.F.R. Section 2510.3-101 (the "PLAN ASSET REGULATION"), describing what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of certain provisions of ERISA, including the fiduciary responsibility provisions of Title I of ERISA, and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "EQUITY INTEREST" of an entity that is neither a "PUBLICLY-OFFERED SECURITY" nor a security issued by an investment company registered under the 1940 Act, the Plan's assets include both the equity interest and an undivided interest in each of the entity's underlying assets, unless one of the exceptions to such treatment described in the Plan Asset Regulation applies. Under the Plan Asset Regulation, a security which is in debt form may be considered an "EQUITY INTEREST" if it has "SUBSTANTIAL EQUITY FEATURES". If the issuer were deemed under the Plan Asset Regulation to hold plan assets by reason of a Plan's investment in any of the series 1 notes, series 2 notes or series 3 notes, such plan assets would include an undivided interest in the assets held by the issuer and transactions by the issuer would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code. Investors should note that concerns in respect of the foregoing may be magnified here, particularly in the case of the series 1 class C notes. In addition, in analyzing these issues with their own counsel, prospective purchasers of notes should consider, among other things, that, although special tax counsel has concluded that the notes are debt for federal income tax purposes, see "MATERIAL UNITED STATES TAX CONSEQUENCES", it is not clear whether the debt would be treated for tax purposes as issued by the issuer. If the underlying assets of the issuer are deemed to be Plan assets, the obligations and other responsibilities of Plan sponsors, Plan fiduciaries and Plan administrators, and of parties in interest and disqualified persons, under parts 1 and 4 of subtitle B of title I of ERISA and section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). In addition, various providers of fiduciary or other services to the issuer, and any other parties with authority or control with respect to the issuer, could be deemed to be Plan fiduciaries or otherwise parties in interest or disqualified persons by virtue of their provision of such services.

      Any insurance company proposing to purchase any of the series 1 notes using the assets of its general account should consider the extent to which such investment would be subject to the requirements of ERISA in light of the US Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent guidance that may become available relating to that decision. In particular, such an insurance company should consider the retroactive and prospective exemptive relief granted by the Department of Labor for transactions involving insurance company general accounts in PTCE 95-60, 60 Fed. Reg. 35925 (July 12, 1995), the enactment of
Section 401(c) of ERISA by the Small Business Job Protection Act of 1996 (including, without limitation, the expiration of any relief granted thereunder) and the regulations thereunder.

      Each Plan fiduciary who is responsible for making the investment decisions whether to purchase or commit to purchase and to hold any of the series 1 notes should determine whether, under the documents and instruments governing the Plan, an investment in the notes is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment mortgage portfolio. Any Plan proposing to invest in such notes (including any governmental plan) should consult with its counsel to confirm, among other things, that such investment will not result in a non-exempt prohibited transaction and will satisfy the other requirements of ERISA and the Code (or, in the case of a governmental plan, any substantially similar state, local or other federal law).

      The sale of any notes to a Plan is in no respect a representation by the seller, the issuer, the administrator, the mortgages trustee, Funding or any other party to the transactions that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

              ENFORCEMENT OF FOREIGN JUDGMENTS IN ENGLAND AND WALES

      The issuer is a UK public company incorporated with limited liability in England and Wales.

      Any final and conclusive judgment of any New York State or United States Federal Court sitting in the Borough of Manhattan in the City of New York having jurisdiction recognized by England or Wales in respect of an obligation of the issuer in respect of the notes for a fixed sum of money and which has not been stayed or satisfied in full, would be enforceable by action against the issuer in the courts of England and Wales without a re-examination of the merits of the issues determined by the proceedings in the New York State or United States Federal Court.

      This will be the case unless the following occurs:

      * the proceedings in the New York State or the United States Federal Court in which the judgment was obtained were contrary to the principles of natural or substantive justice;

      * enforcement of the judgment is contrary to the public policy of England or Wales;

      * the judgment was obtained by fraud or duress or was based on a clear mistake of fact;

      * the judgment is of a public nature (for example, a penal or revenue judgment);

      * there has been a prior judgment in another court concerning the same issues between the same parties as are dealt with in the judgment of the New York State or the United States Federal Court;

      * the enforcement would contravene section 5 of the Protection of Trading Interests Act 1980; or

      * the enforcement proceedings are not instituted within six years after the date of the judgment.

      The issuer expressly submits to the non-exclusive jurisdiction of the courts of England for the purpose of any suit, action or proceedings arising out of this offering. A judgment by a court may be given in some cases only in sterling.

      All of the directors and executive officers of the issuer reside outside the United States. Substantially all of the assets of all or many of such persons are located outside the United States. As a result, it may not be possible for the noteholders to effect service of process within the United States upon such persons with respect to matters arising under the federal securities laws of the United States or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of such laws.

      The issuer has been advised by Sidley Austin Brown & Wood, its English counsel, that there is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the Federal securities laws of the United States based on the restrictions referred to above.

                  UNITED STATES LEGAL INVESTMENT CONSIDERATIONS

      None of the notes is a "MORTGAGE RELATED SECURITY" under the United States Secondary Mortgage Market Enhancement Act of 1984, as amended.

      The appropriate characterization of the notes under various legal investment restrictions and, consequently, the ability of investors subject to these restrictions to purchase such notes, is subject to significant interpretative uncertainties. These uncertainties may adversely affect the liquidity of, and the creation of any secondary market for, the notes. Accordingly, investors should consult their own legal advisors in determining whether and the extent to which the notes constitute legal investments or are subject to investment, capital or other restrictions.

                                     EXPERTS

      The financial statements of Granite Finance Funding Limited for the period from February 14, 2001 to December 31, 2001 and for the period from January 1, 2002 to June 30, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of that firm as experts in auditing and accounting.

      The balance sheet of Granite Mortgages 02-2 plc as at September 9, 2002 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of that firm as experts in auditing and accounting.

      PricewaterhouseCoopers has given and not withdrawn their consent to the inclusion of their reports on the balance sheet and financial statements of Granite Mortgages 02-2 plc and Granite Finance Funding Limited respectively, as set out in the prospectus, and has authorized the contents of such references for the purposes of Article 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

                                  LEGAL MATTERS

      Certain matters of English law and United States law regarding the notes, including matters relating to the validity of the issuance of the notes, will be passed upon for the issuer by Sidley Austin Brown & Wood, London. Certain matters of United States law regarding matters of United States federal income tax law with respect to the series 1 notes will be passed upon for the issuer by Sidley Austin Brown & Wood LLP, New York. Certain matters of English law and United States law will be passed upon for the underwriters by Allen & Overy, London.

      Certain matters of Jersey (Channel Islands) law regarding the mortgages trustee and Funding will be passed upon for the mortgages trustee and Funding, respectively, by Mourant du Feu & Jeune, London.

                                  UNDERWRITING

UNITED STATES

      The issuer has agreed to sell, and Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. (the "LEAD UNDERWRITERS") and the other underwriters for the series 1 notes listed in the following table have agreed to purchase, the principal amount of those notes listed in that table (also called the "OFFERED NOTES"). The terms of these purchases are governed by an underwriting agreement among the issuer, the lead underwriters and the underwriters. The underwriters or affiliates of certain of the underwriters have also agreed to pay and subscribe for the other classes of notes not being offered pursuant to this prospectus on the closing date.

                                                         PRINCIPAL AMOUNT OF THE
UNDERWRITERS OF THE SERIES 1 CLASS A1 NOTES              SERIES 1 CLASS A1 NOTES
-------------------------------------------              -----------------------
Salomon Smith Barney Inc.                                      USD  296,500,000
J.P. Morgan Securities Inc.                                    USD  296,500,000
Lehman Brothers Inc.                                            USD  19,000,000
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated                                                  USD  19,000,000
UBS Warburg                                                     USD  19,000,000
                                                         ----------------------
Total                                                           USD 650,000,000
                                                         ======================

                                                         PRINCIPAL AMOUNT OF THE
UNDERWRITERS OF THE SERIES 1 CLASS A2 NOTES              SERIES 1 CLASS A2 NOTES
-------------------------------------------              -----------------------
Salomon Smith Barney Inc.                                      USD  525,500,000
J.P. Morgan Securities Inc.                                    USD  525,500,000
Lehman Brothers Inc.                                            USD  33,000,000
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated                                                  USD  33,000,000
UBS Warburg                                                     USD  33,000,000
                                                         ----------------------
Total                                                        USD  1,150,000,000
                                                         ======================

                                                         PRINCIPAL AMOUNT OF THE
UNDERWRITERS OF THE SERIES 1 CLASS B NOTES                SERIES 1 CLASS B NOTES
------------------------------------------               -----------------------
Salomon Smith Barney Inc.                                       USD  30,000,000
J.P. Morgan Securities Inc.                                     USD  30,000,000
                                                         ----------------------
Total                                                           USD  60,000,000
                                                         ======================

                                                         PRINCIPAL AMOUNT OF THE
UNDERWRITERS OF THE SERIES 1 CLASS C NOTES                SERIES 1 CLASS C NOTES
------------------------------------------               -----------------------
Salomon Smith Barney Inc.                                       USD  44,000,000
J.P. Morgan Securities Inc.                                     USD  44,000,000
                                                         ----------------------
Total                                                           USD  88,000,000
                                                         ======================

      The price to the public as a percentage of the principal balance of the offered notes will be 100%.

     The issuer has agreed to pay to the underwriters of the series 1 class A1 notes a selling commission of 0.060% of the aggregate principal amount of the series 1 class A1 notes and a management and underwriting fee of 0.040% of the aggregate principal amount of the series 1 class A1 notes. The issuer has also agreed to pay to the underwriters of the series 1 class A2 notes a selling commission of 0.090% of the aggregate principal amount of the series 1 class A2 notes and a management and underwriting fee of 0.060% of the aggregate principal amount of the series 1 class A2 notes. The issuer has also agreed to pay to the underwriters of the series 1 class B notes a selling commission of 0.135% of the aggregate principal amount of the series 1 class B notes and a management and underwriting fee of 0.090% of the aggregate principal amount of the series 1 class B notes. The issuer has also agreed to pay to the underwriters of the series 1 class C notes a selling commission of 0.240% of the aggregate principal amount of the series 1 class C notes and a management and underwriting fee of 0.160% of the aggregate principal amount of the series 1 class C notes.

     The lead underwriters of the offered notes have advised the issuer that the underwriters propose initially to offer the series 1 class A1 notes to the public at the public offering price stated on the cover page of this prospectus, and to some dealers at that price, less a concession up to 0.060% for each series 1 class A1 note. The underwriters may allow, and those dealers may re-allow, concessions up to 0.040% of the principal amount of the series 1 class A1 notes to some brokers and dealers.

     The lead underwriters of the offered notes have also advised the issuer that the underwriters propose initially to offer the series 1 class A2 notes to the public at the public offering price stated on the cover page of this prospectus, and to some dealers at that price, less a concession up to 0.090% for each series 1 class A2 note. The underwriters may allow, and those dealers may re-allow, concessions up to 0.060% of the principal amount of the series 1 class A2 notes to some brokers and dealers.

     The lead underwriters of the offered notes have also advised the issuer that the underwriters propose initially to offer the series 1 class B notes to the public at the public offering price stated on the cover page of this prospectus, and to some dealers at that price, less a concession up to 0.135% for each series 1 class B note. The underwriters may allow, and those dealers may re-allow, concessions up to 0.090% of the principal amount of the series 1 class B notes to some brokers and dealers.

     The lead underwriters of the offered notes have also advised the issuer that the underwriters propose initially to offer the series 1 class C notes to the public at the public offering price stated on the cover page of this prospectus, and to some dealers at that price, less a concession up to 0.240% for each series 1 class C note. The underwriters may allow, and those dealers may re-allow, concessions up to 0.160% of the principal amount of the series 1 class C notes to some brokers and dealers.

      Additional offering expenses are estimated to be approximately $2,150,000.

      The issuer and Northern Rock have agreed to indemnify the underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended.

      The underwriters may engage in over-allotment transactions (also known as short sales), stabilizing transactions, syndicate covering transactions and penalty bids for the notes under Regulation M under the United States Securities Exchange Act of 1934, as amended.

      * Over-allotment transactions involve sales by an underwriter in excess of the total offering size, which creates what is known as a naked short position. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the offered notes in the open market after pricing that could adversely affect investors who purchase in the offering.

      * Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum.

      * Short covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover naked short positions.

      * Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by that syndicate member are purchased in a syndicate covering transaction.

      Similar to other purchase transactions, these transactions may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, these transactions may cause the prices of the notes to be higher than they would otherwise be in the absence of those transactions. Neither the issuer nor any of the underwriters represent that any underwriter will engage in any of these transactions or that these transactions, once begun, will not be discontinued without notice at any time.

      The offered notes will be registered under the United States Securities Act of 1933, as amended. The underwriters of the offered notes have agreed that they will sell the offered notes within the United States through their US registered broker dealers.

      The offered notes will not be offered or sold via the internet, e-mail or through similar electronic channels except that certain underwriters may deliver copies of this prospectus via e-mail to persons who have given, and not withdrawn, their prior consent to receive copies of this prospectus in that format.

UNITED KINGDOM

      Each underwriter will represent and agree that:

      * it has not offered or sold, and will not offer or sell any notes to persons in the United Kingdom prior to admission of the notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA "), except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

      * it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered notes in, from or otherwise involving the United Kingdom;

      * it has only communicated or caused to be communicated and will only communicate or cause to be communicated, in the United Kingdom, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

NETHERLANDS

     Each underwriter will represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any notes other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

ITALY

     Each underwriter will represent and agree that the offering of the notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the notes be distributed in the Republic of Italy, except:

      (i) to professional investors (OPERATORI QUALIFICATI), as defined in
          Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended; or

     (ii) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "FINANCIAL SERVICES ACT") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended; or

    (iii) to an Italian resident who submits an unsolicited offer to purchase the notes.

     In addition, each underwriter will represent and agree that any offer, sale or delivery of the notes or distribution of copies of this prospectus or any other document relating to the notes in the Republic of Italy under (i) or (ii) above must be:

     (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of September 1, 1993 (the "BANKING ACT"); and

     (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, INTER ALIA, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics.

GENERAL

     The underwriters have represented and agreed that they have complied and will comply with all applicable laws and regulations in force in any jurisdiction in which they purchase, offer, sell or deliver offered notes or possess them or distribute the prospectus and will obtain any consent, approval or permission required by them for the purchase, offer, sale or delivery by them of offered notes under the laws and regulations in force in any jurisdiction to which they are subject or in which they make such purchases, offers, sales or deliveries and the issuer shall have no responsibility for them. Furthermore, they will not directly or indirectly offer, sell or deliver any offered notes or distribute or publish any prospectus, form of application, offering circular, advertisement or other offering material except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations, and all offers, sales and deliveries of offered notes by it will be made on the same terms.

      Neither the issuer nor the underwriters represent that offered notes may at any time lawfully be sold in compliance with any application, registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assume any responsibility for facilitating such sale.

      The underwriters will, unless prohibited by applicable law, furnish to each person to whom they offer or sell offered notes a copy of the prospectus as then amended or supplemented or, unless delivery of the prospectus is required by applicable law, inform each such person that a copy will be made available upon request. The underwriters are not authorized to give any information or to make any representation not contained in the prospectus in connection with the offer and sale of offered notes to which the prospectus relates.

      This prospectus may be used by Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. for offers and sales related to market-making transactions in the offered notes. Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. may act as principal or agent in these transactions. These sales will be made at prices relating to prevailing market prices at the time of sale. Neither Salomon Smith Barney Inc. nor J.P. Morgan Securities Inc. has any obligation to make a market in the offered notes, and any market- making may be discontinued at any time without notice. Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. are among the underwriters participating in the initial distribution of the offered notes.

                             REPORTS TO NOTEHOLDERS

      The administrator will prepare quarterly and annual reports that will contain information about the notes. The financial information contained in the reports will not be prepared in accordance with generally accepted accounting principles of any jurisdiction. The reports will be sent to Cede & Co. and Citivic, as applicable, as the holder of the notes, unless and until individual note certificates are issued. Reports will not be sent to investors by the administrator.

                    WHERE INVESTORS CAN FIND MORE INFORMATION

      The issuer has filed a registration statement with the SEC for the offered notes. This prospectus is one portion of the registration statement, which also includes additional information.

      The administrator will file with the SEC all required periodic and special SEC reports and other information about the offered notes.

      Investors may read and copy any reports, statements or other information filed at the SEC's public reference room in Washington, D.C. and may receive copies of these documents upon writing to the SEC and paying a duplicating fee. Investors can call the SEC at 1 800 732 0330 for further information on the operation of the public reference room. The SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

                                    LISTING AND GENERAL INFORMATION

AUTHORIZATION

      The issue of the notes was authorized by resolution of the board of directors of the issuer passed on or about September 9, 2002.

LISTING OF NOTES

      Application has been made to the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 for the notes to be admitted to the official list maintained by the UK Listing Authority. Application has also been made to the London Stock Exchange plc for each class of the notes to be admitted to trading by the London Stock Exchange plc. It is expected that listing of the notes on the official list of the UK Listing Authority and the admission to trading of the notes by the London Stock Exchange plc will be granted on or around September 24, 2002, subject only to the issue of the notes in global form and assignment of the expected ratings of the notes by the rating agencies.

      This prospectus comprises listing particulars prepared in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 by the UK Listing Authority. Copies have been delivered to the Registrar of Companies in England and Wales for registration in accordance with
Section 83 of that Act.

      The issuer and the directors of the issuer, whose names appear on page 63 of this prospectus, accept responsibility for the information contained in this prospectus. To the best of the knowledge and belief of the issuer and the directors of the issuer (who have taken all reasonable care to ensure that such is the case), the information contained in this prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. The issuer and the directors of the issuer accept responsibility accordingly.

CLEARING AND SETTLEMENT

      Transactions will normally be effected for settlement in US dollars (in respect of the series 1 notes), euro (in respect of the series 2 notes) and sterling (in respect of the series 3 notes) and for delivery on the third working day after the date of the transaction. Prior to listing, however, dealings will be permitted by the London Stock Exchange plc in accordance with its rules.

      The series 1 notes have been accepted for clearance through DTC, Clearstream, Luxembourg and Euroclear under the following CUSIP numbers, common codes and ISINs:

CLASS OF NOTES                  CUSIP                  ISIN          COMMON CODE
-----------------           ---------          ------------          -----------
series 1 class A1           38741RAA2          US38741RAA23            015401761
series 1 class A2           38741RAB0          US38741RAB06            015401800
series 1 class B            38741RAC8          US38741RAC88            015401826
series 1 class C            38741RAD6          US38741RAD61            015401834

LITIGATION

      None of the issuer, Funding, Holdings, the post-enforcement call option holder or the mortgages trustee is or has been involved since its incorporation in any legal or arbitration proceedings which may have, or have had since its incorporation, a significant effect upon the financial position of the issuer, Funding, Holdings, the post-enforcement call option holder or the mortgages trustee (as the case may be) nor, so far as the issuer, Funding, Holdings, the post-enforcement call option holder or the mortgages trustee (respectively) is aware, are any such legal or arbitration proceedings pending or threatened.

ACCOUNTS

      No statutory or non-statutory accounts within the meaning of Section 240(5) of the Companies Act 1985 in respect of any financial year of the issuer have been prepared. So long as the notes are listed on the official list of the UK Listing Authority and are trading by the London Stock Exchange plc the most recently published audited annual accounts of the issuer from time to time shall be available at the specified office of the UK principal paying agent in London. The issuer does not publish interim accounts.

      Since the date of its incorporation, the issuer has not entered into any contracts or arrangements not being in the ordinary course of business other than the underwriting agreement and the subscription agreement.

SIGNIFICANT OR MATERIAL CHANGE

      Other than as described in this prospectus, since the date of incorporation of the issuer (July 11, 2002), the date of incorporation of Funding (February 14, 2001), the date of incorporation of Holdings (December 14,
2000), the date of incorporation of the mortgages trustee (February 14, 2001), and the date of incorporation of the post- enforcement call option holder (December 15, 2000), there has been:

      * no material adverse change in the financial position or prospects of the issuer, Funding, Holdings, the post-enforcement call option holder or the mortgages trustee; and

      * no significant change in the financial or trading position of the issuer, Funding, Holdings, the post-enforcement call option holder or the mortgages trustee.

DOCUMENTS AVAILABLE

      Copies of the following documents may be inspected at the offices of Sidley Austin Brown & Wood, 1 Threadneedle Street, London EC2R 8AW during usual business hours, on any weekday (public holidays excepted) for 14 days from the date of this prospectus:

      (A) the Memorandum and Articles of Association of each of the issuer, Funding, Holdings, the mortgages trustee and the post-enforcement call option holder;

      (B) the balance sheet of the issuer as at September 9, 2002 and the independent accountants' report thereon;

      (C) the financial statements of Funding for the period ended December 31, 2001 and for the period from January 1, 2002 to June 30, 2002 and the independent accountants' reports thereon;

      (D) prior to the closing date, drafts (subject to minor amendment), and after the closing date, copies, of the following documents:

            *      the underwriting agreement;

            *      the intercompany loan agreement;

            *      the mortgages trust deed;

            *      the mortgage sale agreement;

            *      the issuer deed of charge;

            *      the Funding deed of charge;

            *      the deed(s) of accession to the Funding deed of charge;

            *      the basis rate swap agreement;

            *      the dollar currency swap agreements;

            *      the euro currency swap agreements;

            *      the trust deed;

            *      the paying agent and agent bank agreement;

      *      the administration agreement;

      *      the cash management agreement;

      *      the issuer cash management agreement;

      *      the Funding guaranteed investment contract;

      *      the Funding (Granite 02-2) guaranteed investment contract;

      *      the mortgages trustee guaranteed investment contract;

      *      the post-enforcement call option agreement;

      *      the bank account agreement;

      *      the Funding (Granite 02-2) bank account agreement;

      *      the issuer bank account agreement;

      *      the collection bank agreement;

      *      the master definitions schedule;

      *      the start-up loan agreement;

      *      the corporate services agreement;

      * any other deeds of accession or supplemental deeds relating to any such documents;

      * documents relating to the issuance of the previous notes to the previous issuers; and

(E) independent accountant's consent letter.

                                    Glossary

      All of the defined terms that are used in this prospectus are defined in the following glossary. These terms are defined as follows:

"$", "US$", "US dollars" and             The lawful currency for the time being of the United States
"dollars"                                of America

"e" or "euro"                            The currency of the Member States of the European Union
                                         that adopt the single currency in accordance with the Treaty of Rome of March 25, 1957, establishing the European
                                         Community, as amended from time to time

"[pound]", "sterling" or                 The lawful currency for the time being of the United
"pounds sterling"                        Kingdom of Great Britain and Northern Ireland

"account bank"                           In respect of the issuer, Citibank, N.A., in respect of
                                         Funding, Lloyds TSB Bank plc, and in respect of the
                                         mortgages trustee, Lloyds TSB Bank plc Jersey
                                         International Branch

"accrued amounts"                        Any principal, interest and expenses accrued as at the
                                         closing date on the mortgage loans

"accrued interest"                       In respect of a mortgage loan as at any date (the "relevant date"), the aggregate of all interest accrued but not yet due and payable on that mortgage loan from (and including) the monthly payment date immediately preceding the relevant
                                         date until (but excluding) the relevant date

"additional assigned                     Any mortgage loan which is assigned by the seller to the
mortgage loan"                           mortgages trustee on the closing date under the terms of
                                         the mortgage sale agreement and referenced by its
                                         mortgage loan identifier number and comprising the
                                         aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all further advances)
                                         due or owing with respect to that mortgage loan under the
                                         relevant mortgage conditions by a borrower on the security of a mortgage from time to time outstanding or, as the
                                         context may require, the borrower's obligations in respect of the same

"additional assigned                     The portfolio of additional mortgage loans, their related
mortgage portfolio"                      security, accrued interest and other amounts derived from
                                         such additional mortgage loans that the seller will assign to the mortgages trustee on the closing date

"additional mortgage loan"               Any mortgage loan which the seller anticipates assigning to the mortgages trustee on the closing date under the terms
                                         of the mortgage sale agreement and referenced by its
                                         mortgage loan identifier number and comprising the
                                         aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all further advances)
                                         due or owing with respect to that mortgage loan under the
                                         relevant mortgage conditions by a borrower on the security of a mortgage from time to time outstanding or, as the
                                         context may require, the borrower's obligations in respect of the same


"additional mortgage                     The portfolio of additional mortgage loans, their related
portfolio"                               security, accrued interest and other amounts derived from
                                         such additional mortgage loans that the seller anticipates assigning to the mortgages trustee on the closing date

"additional trust property"              The additional assigned mortgage portfolio assigned to the mortgages trustee by the seller on the closing date,
                                         including the additional assigned mortgage loans and their related security, the rights under the MIG policies and the other seller arranged insurance policies, but excluding any early repayment charges which are reassigned to the seller

"administration agreement"               The agreement dated March 26, 2001, as amended from
                                         time to time, among the administrator, the mortgages
                                         trustee, the security trustee, Funding and the seller under which the administrator has agreed to administer the
                                         mortgage loans and their related security comprised in the mortgage portfolio, as described further in "The
                                         administration agreement"

"administration fee"                     The fee payable by the mortgages trustee to the
                                         administrator on each distribution date in payment for the administering of the mortgage loans by the administrator.
                                         The administration fee equals 0.12% per annum (inclusive
                                         of VAT) on the amount of the Funding share of the trust
                                         property as determined on that distribution date in respect of the then current trust calculation period, but is payable on each distribution date only to the extent that the mortgages trustee has sufficient funds available to pay that amount in accordance with the mortgages trust allocation of revenue
                                         receipts

"administration procedures"              The administration, arrears and enforcement policies and
                                         procedures forming part of the seller's policy from time to time or, at any time when the administrator is not also the seller, the policies and procedures from time to time which would be adopted by a reasonable, prudent mortgage
                                         lender

"administrator"                          Northern Rock or such other person as may from time to
                                         time be appointed as administrator of the mortgage portfolio under the administration agreement

"administrator termination               Has the meaning given to it on page 124
event"

"agent bank"                             Citibank, N.A, acting through its office at 5 Carmelite Street,
                                         London EC4Y 0PA, or such other person for the time being
                                         acting as agent bank under the paying agent and agent
                                         bank agreement

"alternative insurance                   Requirements which vary the insurance provisions of the
requirements"                            mortgage conditions

"arrears of interest"                    As at any date and for any mortgage loan, interest (other
                                         than capitalized interest or accrued interest) on that
                                         mortgage loan which is currently due and payable on that
                                         date

"asset trigger event"                    Has the meaning given to it on page 146

"assignment date"                        The date of assignment of any new mortgage portfolio to
                                         the mortgages trustee


"authorized investments"                 (a)   sterling gilt-edged securities; and

                                         (b)   sterling demand or time deposits, certificates of
                                               deposit and short-term debt obligations (including
                                               commercial paper) (which may include deposits into
                                               any account which earns a rate of interest related to
                                               LIBOR) provided that in all cases these investments
                                               have a maturity date of 90 days or less and mature on
                                               or before the next following payment date or, in relation
                                               to any mortgages trustee bank account, the next
                                               following distribution date and the short-term
                                               unsecured, unguaranteed and unsubordinated debt
                                               obligations of the issuing or guaranteeing entity or the
                                               entity with which the demand or time deposits are
                                               made (being an authorized institution under the FSMA)
                                               are rated at least equal to A-1+ by Standard & Poor's,
                                               P-1 by Moody's and F1+ by Fitch or which are
                                               otherwise acceptable to the rating agencies (if they are
                                               notified in advance) to maintain the then current rating
                                               of the notes

"authorized underpayment"                Has the meaning given to it on page 90

"bank account agreement"                 The agreement dated March 26, 2001, as amended from
                                         time to time, among the account bank, the mortgages
                                         trustee, Funding and the security trustee which governs the operation of the mortgages trustee bank accounts and the
                                         Funding bank accounts (other than the Funding (Issuer)
                                         GIC Accounts)

"Bank of England base rate"              The Bank of England's official dealing rate (the repo rate) as set by the UK Monetary Policy Committee, and in the event
                                         that this rate ceases to exist or becomes inappropriate as an index for the base rate pledge, such alternative rate or index, which is not controlled by the seller, that the seller considers to be the most appropriate in the circumstances

"Barclays"                               Barclays Bank plc, acting through its office at City Group
                                         Office, Percy Street, Newcastle upon Tyne NE99 1JP

"Barclays collection                     The account of the administrator held at Barclays as may be
account"                                 utilized from time to time for the purpose of collecting
                                         amounts which are paid to the seller on the mortgage loans and/or the related security

"base rate pledge"                       Has the meaning given to it on page 88

"basic terms modifications"              Has the meaning given to it on page 235

"basis rate swap"                        The swap documented under the basis rate swap
                                         agreement, as described further under "The swap
                                         agreements -- The basis rate swap"

"basis rate swap agreement"              The ISDA master agreement, schedule and confirmation
                                         thereto to be entered into on or before the closing date, as amended from time to time, among the issuer, the basis
                                         rate swap provider and the note trustee, which includes any additional and/or replacement basis rate swap agreement
                                         entered into by the issuer from time to time in connection with the notes

"basis rate swap provider"               Northern Rock and/or, as applicable, any other basis rate
                                         swap provider appointed from time to time in accordance
                                         with the transaction documents

"basis rate swap provider                The occurrence of an event of default or a downgrade
default"                                 termination event (as defined in the relevant basis rate
                                         swap agreement) where the basis rate swap provider is the
                                         defaulting party or the affected party (as defined in the
                                         relevant basis rate swap agreement)

"beneficiaries"                          Both Funding and the seller together as beneficiaries of the mortgages trust

"benefit plan investors"                 An investor in a pension, profit-sharing or other employee benefit plan, as well as individual retirement accounts and certain types of Keogh Plans, as described further in
                                         "ERISA considerations"

"borrower"                               For each mortgage loan, the person or persons who is or
                                         are named and defined as such in the relevant mortgage
                                         deed, or the other person or persons (other than a
                                         guarantor) who shall become legally obligated to comply
                                         with the borrower's obligations under the related mortgage

"business day"                           A day that is a London business day, a New York business
                                         day and a TARGET business day

"calendar year"                          A year from the beginning of January 1 to the end of
                                         December 31

"capital balance"                        For any mortgage loan at any date, the principal balance of that mortgage loan to which the seller applies the relevant interest rate at which interest on that mortgage loan accrues

"capital payment"                        Has the meaning given to it on page 85

"capitalized"                            In respect of a fee, an interest amount or any other amount, means that amount which is added to the capital balance of a mortgage loan

"capitalized arrears"                    For any mortgage loan at any date, interest or other
                                         amounts which are overdue in respect of that mortgage loan and which as at that date have been added to the capital
                                         balance of that mortgage loan either in accordance with the mortgage conditions or otherwise by arrangement with the
                                         relevant borrower

"capitalized interest"                   For any mortgage loan at any date, interest which is
                                         overdue in respect of that mortgage loan and which as at
                                         that date has been added to the capital balance of that
                                         mortgage loan in accordance with the mortgage conditions
                                         or otherwise by arrangement with the relevant borrower
                                         (excluding for the avoidance of doubt any arrears of interest which have not been so capitalized on that date)

"capped rate mortgage                    Mortgage loans that are subject to a maximum rate of
loans"                                   interest and charge interest at the lesser of the seller's standard variable rate or the specified capped rate

"cash management                         The cash management agreement dated March 26, 2001,
agreement"                               as amended from time to time, among the cash manager,
                                         the mortgages trustee, Funding and the security trustee, as described further in "Cash management for the
                                         mortgages trustee and Funding"

"cash manager"                           Northern Rock or such other person or persons for the time being acting, under the cash management agreement, as
                                         agent for the mortgages trustee, Funding and (following
                                         enforcement of the Funding security) the security trustee for the purposes of, inter alia, managing all cash transactions and maintaining certain ledgers on behalf of the mortgages trustee, Funding and (following enforcement of the Funding security) the security trustee

"cash re-draw"                           Has the meaning given to it on page 91

"cashback"                               An amount agreed by the seller to be paid to the relevant
                                         borrower on the completion of the relevant mortgage loan

"Citibank, N.A."                         Citibank, N.A., acting through its office at 5 Carmelite
                                         Street, London EC4Y 0PA

"classes"                                Any of the series 1 class A1 notes, the series 1 class A2
                                         notes, the series 1 class B notes, the series 1 class C notes, the series 2 class A notes, the series 2 class B notes, the series 2 class C notes, the series 3 class A notes, the series
                                         3 class B notes and the series 3 class C notes

"class A notes"                          The series 1 class A1 notes, the series 1 class A2 notes, the series 2 class A notes and the series 3 class A notes and, in relation to any previous issuer or any new issuer, such
                                         previous notes or new notes as may be identified as such
                                         for that issuer

"class A noteholders"                    The holders of the class A notes

"class A principal deficiency            For any issuer, the sub-ledger of the issuer principal
  sub ledger"                            deficiency ledger of that issuer corresponding to the class A notes issued by that issuer

"class B notes"                          The series 1 class B notes, the series 2 class B notes and the series 3 class B notes and, in relation to the previous issuers or any new issuer, such previous notes or new
                                         notes as may be identified for that issuer

"class B noteholders"                    The holders of the class B notes

"class B principal deficiency            For any issuer, the sub-ledger of the issuer principal
sub ledger"                              deficiency ledger of that issuer corresponding to the class B notes issued by that issuer

"class C notes"                          The series 1 class C notes, the series 2 class C notes and the series 3 class C notes and, in relation to the previous issuers or any new issuer, such previous notes or new
                                         notes as may be identified for that issuer

"class C noteholders"                    The holders of the class C notes

"class C principal deficiency            For any issuer, the sub-ledger of the issuer principal
sub ledger"                              deficiency ledger of that issuer corresponding to the class C notes issued by that issuer

"clearing agency"                        An agency registered under the provisions of section 17A of the Exchange Act

"clearing corporation"                   A corporation within the meaning of the New York Uniform
                                         Commercial Code

"Clearstream, Luxembourg"                Clearstream Banking, societe  anonyme

"closing date"                           On or about September 23, 2002

"CML"                                    The Council of Mortgage Lenders, of which the seller is a
                                         member

"Code"                                   United States Internal Revenue Code of 1986, as amended

"collection account"                     The Barclays collection account, the Lloyds TSB collection account and each other account in the name of the
                                         administrator which is from time to time used for the
                                         purpose of collecting, directly or indirectly, monies due in respect of mortgage loans and/or the related security

"collection banks"                       Barclays Bank plc acting through its branch at Percy Street,
                                         Newcastle upon Tyne NE99 1JP and Lloyds TSB Bank plc
                                         acting through its branch at City Office, Bailey Drive,
                                         Gillingham Business Park, Kent ME8 0LS and each other
                                         bank as may be appointed as such under and in
                                         accordance with the transaction documents

"collection bank agreement"              The agreement dated March 26, 2001, as amended from
                                         time to time, among the mortgages trustee, Funding, the
                                         seller, the administrator, the security trustee and the
                                         collection banks

"combination mortgage                    A mortgage loan that combines the features of a repayment
loan"                                    mortgage loan and an interest-only loan in that only part of the principal of the mortgage loan will be repaid by way of monthly payments

"contribution"                           The consideration in the form of cash provided to the
                                         mortgages trustee by any beneficiary in respect of the share of that beneficiary in the trust property under the mortgages trust deed, being any of an initial contribution, a further contribution or a deferred contribution

"controlled amortization                 On any payment date before the occurrence of a trigger
amount"                                  event or the enforcement of the issuer security in respect of any issuer:

                                         (a)   for any note or class of notes issued by an issuer which
                                               is a controlled amortization note or class of such notes,
                                               the maximum aggregate principal amount which may
                                               be repaid by such issuer to the relevant noteholder or
                                               noteholders of such class on that payment date in
                                               accordance with the relevant note; or

                                         (b)   for an intercompany loan, the maximum aggregate
                                               principal amount which may be repaid by Funding to
                                               an issuer in respect of the related intercompany loan
                                               on that payment date (which will be equal to the
                                               aggregate of the controlled amortization amounts due
                                               on that payment date under the notes issued by such
                                               issuer)

"controlled amortization                 Any note where, before the occurrence of a trigger event or
note"                                    the enforcement of the issuer security, the conditions of that note impose a limit on the amount of principal which may be repaid by the issuer of such note to the relevant noteholder for that note on any payment date. All of the notes issued by the issuer and the previous issuers are controlled
                                         amortization notes

"core terms"                             The main subject matter of the contract

"corporate services                      With respect to any issuer, the corporate services
agreement"                               agreement, as amended from time to time, entered into on
                                         or before the closing date of the issue of the relevant notes among, inter alios, the corporate services provider,
                                         Holdings, the post enforcement call option holder and such issuer, for the provision by the corporate services provider of certain corporate services, and with respect to Funding and the mortgages trustee, the corporate services
                                         agreement entered into on March 26, 2001, as amended
                                         from time to time, among, inter alios, the corporate services provider, Funding and the mortgages trustee for the
                                         provision by the corporate services provider of certain
                                         corporate services

"corporate services                      With respect to the issuer, Law Debenture Corporate
provider"                                Services Limited, and with respect to Funding, Mourant &
                                         Co. Capital (SPV) Limited, and with respect to the
                                         mortgages trustee, Mourant & Co. Limited, or any other
                                         person or persons for the time being acting as corporate
                                         services provider under the corporate services agreement

"CPR" or "constant payment               Unless otherwise defined in this prospectus, represents a
rate"                                    constant rate of scheduled and unscheduled repayments on
                                         the mortgage loans in the mortgage portfolio each month
                                         relative to the aggregate principal amount outstanding of
                                         those mortgage loans

"crystallize"                            When a floating charge becomes a fixed charge

"currency rate swap                      Either of the dollar currency swap provider and/or the euro
provider"                                currency swap provider

"currency swap agreements"               The dollar currency swap agreements and the euro
                                         currency swap agreements

"currency swap provider                  The occurrence of an event of default (as defined in the
default"                                 relevant swap agreement) where the related currency swap
                                         provider is the defaulting party

"currency swaps"                         The dollar currency swaps and the euro currency swaps

"current balance"                        For any mortgage loan as at any given date, the aggregate
                                         (but avoiding double counting) of:

                                         (1)   the original principal amount advanced to the relevant
                                               borrower and any further amount advanced on or
                                               before the given date to the relevant borrower secured
                                               or intended to be secured by the related mortgage; and

                                         (2)   the amount of any re-draw under any flexible mortgage
                                               loan secured or intended to be secured by the related
                                               mortgage; and

                                         (3)   any interest, disbursement, legal expense, fee, charge,
                                               rent, service charge, premium or payment which has
                                               been properly capitalized in accordance with the
                                               relevant mortgage conditions or with the relevant
                                               borrower's consent and added to the amounts secured
                                               or intended to be secured by that mortgage loan
                                               (including interest capitalized on any re-draw under a
                                               flexible mortgage loan); and

                                         (4)   any other amount (other than unpaid interest) which is
                                               due or accrued (whether or not due) and which has not
                                               been paid by the relevant borrower and has not been
                                               capitalized in accordance with the relevant mortgage
                                               conditions or with the relevant borrower's consent but
                                               which is secured or intended to be secured by that
                                               mortgage loan

                                         as at the end of the London business day immediately
                                         preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the
                                         London business day immediately preceding that given date
                                         and excluding any retentions made but not released and
                                         any further advances committed to be made but not made
                                         by the end of the London business day immediately
                                         preceding that given date

"current Funding share"                  The amount of trust property beneficially owned by Funding from time to time, as described further in "The mortgages
                                         trust"

"current Funding share                   The percentage share of Funding's interest in the trust
percentage"                              property from time to time, as described further in "The
                                         mortgages trust"

"current seller share"                   The amount of trust property beneficially owned by the
                                         seller from time to time, as described further in "The
                                         mortgages trust"

"current seller share                    The percentage share of the seller's interest in the trust
percentage"                              property from time to time, as described further in "The
                                         mortgages trust"

"cut-off date"                           July 31, 2002

"cut-off date mortgage                   As of the cut-off date, the existing mortgage portfolio
portfolio"                               combined with the additional mortgage portfolio

"deferred contribution"                  The consideration in the form of cash payable by Funding to the mortgages trustee from time to time in respect of the
                                         Funding share of the trust property pursuant to and in
                                         accordance with the mortgages trust deed and/or the
                                         Funding deed of charge, which contribution will fund the
                                         payment to the seller by the mortgages trustee of the
                                         deferred purchase price payable by the mortgages trustee
                                         to the seller from time to time pursuant to and in accordance with the mortgage sale agreement

"deferred purchase price"                That portion of the purchase price for the initial mortgage portfolio and of the purchase price (if any) of any other
                                         mortgage portfolio assigned to the mortgages trustee which was not paid to the seller on the initial closing date or (in the case of any other mortgage portfolio) the relevant
                                         assignment date and which is to be paid by the mortgages
                                         trustee from time to time to the seller from deferred
                                         contributions received by the mortgages trustee from
                                         Funding and otherwise in accordance with the mortgage
                                         sale agreement

"direct debit"                           A payment made directly by a borrower from its bank
                                         account to a collection account

"distribution date"                      The London business day determined by the cash manager
                                         falling no later than 6 business days after each trust
                                         determination date

"dollar currency swap                    The ISDA master agreements, schedules and confirmations
agreements"                              relating to the dollar currency swaps entered into on the
                                         closing date, as amended from time to time, among the
                                         issuer, the dollar currency swap provider and the note
                                         trustee and includes any additional and/or replacement
                                         dollar currency swap agreement entered into by the issuer
                                         from time to time in connection with the notes

"dollar currency swap                    CDC IXIS Capital Markets and/or, as applicable, any other dollar
provider"                                currency swap provider appointed from time to time in accordance with the transaction documents

"dollar currency swap                    The occurrence of an event of default or a downgrade
provider default"                        termination event (as defined in the relevant dollar currency swap agreement) where the dollar currency swap provider
                                         is the defaulting party or the affected party (as defined in the relevant dollar currency swap agreement)

"dollar currency swap rate"              The rate at which dollars are converted to sterling or, as the case may be, sterling is converted to dollars under the
                                         relevant dollar currency swap

"dollar currency swaps"                  The sterling-dollar currency swaps which enable the issuer to receive and pay amounts under the intercompany loan in
                                         sterling and to receive and pay amounts under the series 1 notes in dollars, as described further in "The swap
                                         agreements -- The dollar currency swaps"

"early repayment charge"                 Any charge or fee for which the mortgage conditions
                                         applicable to a mortgage loan require the relevant borrower to pay in the event that all or part of that mortgage loan is repaid before a certain date, including repayment of any
                                         cashback

"encumbrance"                            Has the same meaning as "security interest"

"enforcement procedures"                 The procedures for the enforcement of mortgages
                                         undertaken by the administrator from time to time in
                                         accordance with the administration procedures

"ERISA"                                  The United States Employee Retirement Income Security
                                         Act of 1974, as amended. See further "ERISA
                                         considerations"

"EURIBOR"                                EURIBOR will be determined by the agent bank on the
                                         following basis:

                                         (1)   on the applicable interest determination date the agent
                                               bank will determine the offered quotation to leading
                                               banks for deposits in euro for a period equal to the
                                               relevant interest period.

                                               This will be determined by reference to the display as
                                               quoted on the Dow Jones/Telerate Screen No. 248. If
                                               the Dow Jones/Telerate Screen No. 248 stops
                                               providing these quotations, the replacement service for
                                               the purposes of displaying this information will be
                                               used. If the replacement service stops displaying the
                                               information, another page as determined by the issuer
                                               with the approval of the note trustee will be used.

                                               In each of these cases, the determination will be made
                                               as at or about 11:00 a.m., Brussels time, on that date.
                                               This is called the screen rate for the series 2 notes;

                                         (2)   if, on any of these interest determination dates, the
                                               screen rate is unavailable, the agent bank will:

                                               o     request the principal London office of each of the
                                                     reference banks to provide the agent bank with its
                                                     offered quotation to prime banks for euro deposits
                                                     of the equivalent amount, and for a time equal to
                                                     the relevant interest period, in the Eurozone inter-
                                                     bank market as at or about 11:00 a.m. (Brussels
                                                     time); and

                                               o     calculate the arithmetic mean, rounded upwards
                                                     to five decimal places, of those quotations;

                                         (3)   if on any of these interest determination dates the
                                               screen rate is unavailable and only two or three of the
                                               reference banks provide offered quotations, the
                                               relevant rate for that interest period will be the
                                               arithmetic mean of the quotations as calculated in (2);
                                               and

                                         (4)   if fewer than two reference banks provide quotations,
                                               the agent bank will consult with the note trustee and
                                               the issuer for the purpose of agreeing a total of two
                                               banks to provide these quotations and the relevant rate
                                               for that interest period will be the arithmetic mean of
                                               the quotations as calculated in (2). If none of these
                                               banks agree, then the relevant rate for that interest
                                               period will be the rate in effect for the last preceding
                                               interest period for which (1) or (2) was applicable

"euro currency swap                      The ISDA master agreements, schedules and confirmations
agreements"                              relating to the euro currency swaps entered into on the
                                         closing date, as amended from time to time, between the
                                         issuer, the euro currency swap provider and the note
                                         trustee, and includes any additional and/or replacement
                                         euro currency swap agreement entered into by the issuer
                                         from time to time in connection with the notes

"euro currency swap                      CDC IXIS Capital Markets and/or, as applicable, any other euro
provider"                                currency swap provider appointed from time to time in accordance with the transaction documents

"euro currency swap                      The occurrence of an event of default or a downgrade
provider default"                        termination event (as defined in the relevant euro currency swap agreement) where the euro currency swap provider is
                                         the defaulting party or the affected party (as defined in the relevant euro currency swap agreement)

"euro currency swap rate"                The rate at which euro are converted to sterling or, as the case may be, sterling is converted to euro, under the
                                         relevant euro currency swap

"euro currency swaps"                    The sterling-euro currency swaps which enable the issuer
                                         to receive and pay amounts under the intercompany loan in
                                         sterling and to receive and pay amounts under the series 2 notes in euro, as described further in "The swap
                                         agreements -- The euro currency swaps"

"Euroclear"                              Euroclear Bank S.A./N.V., as operator of the Euroclear
                                         System

"event of default"                       as the context requires, any of the following:

                                         (a)   for any notes, an event of default under the terms and
                                               condition of those notes; or

                                         (b)   for an intercompany loan agreement, the occurrence of
                                               an event of default under the terms and conditions of
                                               that intercompany loan

"Exchange Act"                           The United States Securities Exchange Act of 1934, as
                                         amended

"existing borrowers re-fix               At any date, the fixed rate then being offered to those of the
rate"                                    seller's existing borrowers who at that date are seeking to fix the rate of interest payable under their existing fixed rate mortgage loans

"existing mortgage loans"                The mortgage loans in the existing mortgage loan portfolio

"existing mortgage portfolio"            The initial mortgage portfolio and the further mortgage
                                         portfolios as it is constituted as of any date of determination prior to the closing date, taking account of, among other
                                         things, amortization of mortgage loans in that portfolio and the addition and/or removal of any mortgage loans to or
                                         from that portfolio since March 26, 2001

"final deferred contribution"            An amount equal to the aggregate amount standing to the
                                         credit of the Funding bank accounts (including any account established by Funding for the purpose of any issuer
                                         reserve fund and/or any issuer liquidity reserve fund of any issuer) after making any payments ranking in priority,
                                         subject to and in accordance with the relevant Funding
                                         priority of payments

"final maturity date"                    For the series 1 class A1 notes, means the payment date
                                         falling in January 2017;

                                         For the series 1 class A2 notes, means the payment date
                                         falling in January 2043;

                                         For the series 1 class B notes, means the payment date
                                         falling in January 2043;

                                         For the series 1 class C notes, means the payment date
                                         falling in January 2043;

                                         For the series 2 class A notes, means the payment date
                                         falling in January 2043;

                                         For the series 2 class B notes, means the payment date
                                         falling in January 2043;

                                         For the series 2 class C notes, means the payment date
                                         falling in January 2043;

                                         For the series 3 class A notes, means the payment date
                                         falling in January 2043;

                                         For the series 3 class B notes, means the payment date
                                         falling in January 2043; and

                                         For the series 3 class C notes, means the payment date
                                         falling in January 2043;


                                         and, in relation to any series and class of notes of a
                                         previous issuer or a new issuer, such final maturity date as may be identified as such for that series and class of notes of that issuer

"final repayment date"                   For the intercompany loan, the payment date falling in April
                                         2042, and for the intercompany loan made by the first
                                         issuer, the payment date falling in January 2041 and for the intercompany loan made by the second issuer, the payment
                                         date falling in October 2041, and for the intercompany loan made by the third issuer, the payment date falling in April
                                         2042

"first issuer"                           Granite Mortgages 01-1 plc

"first issuer notes"                     The notes issued by the first issuer on March 26, 2001

"first issuer intercompany               The intercompany loan entered into on March 26, 2001
loan"                                    between the first issuer and Funding

"Fitch"                                  Fitch Ratings Ltd., including any successor to its ratings business

"fixed rate mortgage loan"               A mortgage loan which is subject to a fixed rate of interest set by reference to a predetermined rate or series of rates for a fixed period or periods

"fixed rate period"                      For any fixed rate mortgage loan or other mortgage loan
                                         offered with a fixed rate, the period agreed between the
                                         borrower and the seller as set out under the mortgage
                                         conditions, during which the interest rate applicable to that mortgage loan will remain fixed and after which the
                                         borrower may be entitled to apply for a new fixed rate of
                                         interest

"fixed security"                         A form of security which means that the chargor is not
                                         allowed to deal with the assets subject to the charge without the consent of the chargee

"flexible capped rate                    Flexible mortgage loans with the same basic features as a
mortgage loans"                          Together mortgage loan (other than allowing the borrower
                                         to obtain an unsecured loan) which are subject to a
                                         maximum rate of interest for a specified period of time, and at the expiration of that period are generally subject to the seller's standard variable rate

"flexible fixed rate mortgage            Flexible mortgage loans with the same basic features as a
loans"                                   Together mortgage loan (other than allowing the borrower
                                         to obtain an unsecured loan) which are subject to a fixed
                                         rate of interest for a specified period of time, and at the expiration of that period are generally subject to the seller's standard variable rate

"flexible mortgage loan"                 A type of mortgage loan product that typically incorporates features that give the borrower options (which may be
                                         subject to certain conditions) to, among other things, make further drawings on the mortgage loan account, and/or to
                                         overpay or underpay interest and principal in a given month and/or to take a payment holiday. The types of flexible
                                         mortgage loan products currently offered by the seller are described under "The mortgage loans -- Characteristics
                                         of the mortgage loans -- Flexible mortgage loans"

"floating security"                      A form of security which is not attached to specific assets but which "floats" over a class of them and which allows
                                         the chargor to deal with those assets in the every day
                                         course of its business, up until the point that the floating security is enforced if other specified events occur (most often a default), at which point it crystallizes into a fixed security

"Funding"                                Granite Finance Funding Limited

"Funding available principal             Has the meaning given to it on page 166
receipts"

"Funding available revenue               Has the meaning given to it on page 158
receipts"

"Funding bank accounts"                  The Funding GIC account, the Funding (Granite 02-2) GIC
                                         account, the Funding (Granite 02-1) GIC account, the
                                         Funding (Granite 01-2) GIC account, the Funding (Granite
                                         01-1) GIC account and the Funding transaction account, as
                                         further described in "Funding's bank accounts" and each
                                         other bank account (if any) opened in the name of Funding

"Funding charged property"               The property, assets and undertaking of Funding which
                                         from time to time are or are expressed to be mortgaged,
                                         charged, assigned, pledged or otherwise encumbered to, or
                                         in favor of the security trustee for itself and for the Funding secured creditors under the Funding deed of charge

"Funding deed of charge"                 The deed of charge entered into on March 26, 2001, as
                                         amended from time to time, among Funding, the security
                                         trustee, and the Funding secured creditors as at the closing date including any deeds of accession or supplements
                                         thereto

"Funding GIC account"                    The account in the name of Funding held at the account
                                         bank and maintained subject to the terms of the Funding
                                         guaranteed investment contract, the bank account
                                         agreement and the Funding deed of charge, or any
                                         additional or replacement account as may for the time being be in place with the prior consent of the security trustee

"Funding GIC provider"                   Lloyds TSB Bank plc acting through its office at Treasury
                                         Division, 25 Monument Street, London EC3R 8BQ or any
                                         other person or persons as are for the time being the
                                         Funding GIC provider under the Funding guaranteed
                                         investment contract and any Funding (Issuer) guaranteed
                                         investment contract

"Funding (Granite 01-1)                  The agreement entered into on March 26, 2001, as
bank account agreement"                  amended from time to time, among the account bank,
                                         Funding and others which governs the operation of the
                                         Funding (Granite 01-1) GIC account

"Funding (Granite 01-1)                  The account in the name of Funding into which is deposited
GIC Account"                             amounts in respect of the related issuer reserve fund and
                                         the issuer liquidity reserve fund, if any, established for the benefit of the first issuer, which account is held at the
                                         account bank and maintained subject to the terms of the
                                         related Funding (Granite 01-1) guaranteed investment
                                         contract, the related Funding (Granite 01-1) bank account

                                         agreement and the Funding deed of charge, or any
                                         additional or replacement account as may for the time being be in place with the prior consent of the security trustee

"Funding (Granite 01-1)                  The guaranteed investment contract entered into with
guaranteed investment                    respect to the first issuer among Funding, the Funding GIC
contract"                                provider and others, as amended from time to time, under
                                         which the Funding GIC provider agrees to pay Funding a
                                         guaranteed rate of interest on the balance from time to time of the Funding (Granite 01-1) GIC account

"Funding (Granite 01-2)                  The agreement entered into on September 28, 2001, as
bank account agreement"                  amended from time to time, among the account bank,
                                         Funding and others which governs the operation of the
                                         Funding (Granite 01-2) GIC account

"Funding (Granite 01-2)                  The account in the name of Funding into which will be
GIC Account"                             deposited amounts in respect of the related issuer reserve fund and the issuer liquidity reserve fund, if any, established for the benefit of the second issuer, which account is held at the account bank and maintained subject to the terms of the related Funding (Granite 01-2) guaranteed investment
                                         contract, the related Funding (Granite 01-2) bank account
                                         agreement and the Funding deed of charge, or any
                                         additional or replacement account as may for the time being be in place with the prior consent of the security trustee

"Funding (Granite 01-2)                  The guaranteed investment contract entered into with
guaranteed investment                    respect to the second issuer among Funding, the Funding
contract"                                GIC provider and others, as amended from time to time,
                                         under which the Funding GIC provider agrees to pay
                                         Funding a guaranteed rate of interest on the balance from
                                         time to time of the Funding (Granite 01-2) GIC account

"Funding (Granite 02-1)                  The agreement entered into on the closing date, as
bank account agreement"                  amended from time to time, among the account bank,
                                         Funding and others which governs the operation of the
                                         Funding (Granite 02-1) GIC account

"Funding (Granite 02-1)                  The account in the name of Funding into which is deposited
GIC Account"                             amounts in respect of the related issuer reserve fund and
                                         the issuer liquidity reserve fund, if any, established for the benefit of Granite Mortgages 02-1 plc, which account is held at the account bank and maintained subject to the terms of the related Funding (Granite 02-1) guaranteed investment
                                         contract, the related Funding (Granite 02-1) bank account
                                         agreement and the Funding deed of charge, or any
                                         additional or replacement account as may for the time being be in place with the prior consent of the security trustee

"Funding (Granite 02-1)                  The guaranteed investment contract entered into with
guaranteed investment                    respect to Granite Mortgages 02-1 plc among Funding, the
contract"                                Funding GIC provider and others under which the Funding
                                         GIC provider agrees to pay Funding a guaranteed rate of
                                         interest on the balance from time to time of the Funding
                                         (Granite 02-1) GIC account

"Funding (Granite 02-2)                  The agreement entered into on September 23, 2002, as
bank account agreement"                  amended from time to time, among the account bank,
                                         Funding and others which governs the operation of the
                                         Funding (Granite 02-2) GIC account


"Funding (Granite 02-2)                  The account in the name of Funding into which is deposited
GIC Account"                             amounts in respect of the related issuer reserve fund and
                                         the issuer liquidity reserve fund, if any, established for the benefit of the issuer, which account is held at the account bank and maintained subject to the terms of the related
                                         Funding (Granite 02-2) guaranteed investment contract, the related Funding (Granite 02-2) bank account agreement
                                         and the Funding deed of charge, or any additional or
                                         replacement account as may for the time being be in place
                                         with the prior consent of the security trustee

"Funding (Granite 02-2)                  The guaranteed investment contract entered into with
guaranteed investment                    respect to the issuer among Funding, the Funding GIC
contract"                                provider and others, as amended from time to time, under
                                         which the Funding GIC provider agrees to pay Funding a
                                         guaranteed rate of interest on the balance from time to time of the Funding (Granite 02-2) GIC account

"Funding guaranteed                      The guaranteed investment contract entered into on March
investment contract"                     26, 2001, as amended from time to time, among Funding,
                                         the Funding GIC provider and others under which the
                                         Funding GIC provider agrees to pay Funding a guaranteed
                                         rate of interest on the balance from time to time of the
                                         Funding GIC account

"Funding (Issuer) bank                   In respect of any issuer, the agreement, as amended from
account agreement"                       time to time, entered into among the account bank, Funding and others which governs the operation of the Funding
                                         (Issuer) GIC account for that issuer

"Funding (Issuer) GIC                    In respect of any issuer, the account in the name of Funding
account"                                 and identified by reference to the related issuer into which will be deposited amounts in respect of the related issuer reserve fund and the issuer liquidity reserve fund, if any, which account is held at the account bank and maintained
                                         subject to the terms of the related Funding (Issuer)
                                         guaranteed investment contract, the related Funding
                                         (Issuer) bank account agreement and the Funding deed of
                                         charge, or any additional or replacement account as may for the time being be in place with the prior consent of the
                                         security trustee

"Funding (Issuer) guaranteed             In respect of any issuer, the guaranteed investment contract
investment contract"                     entered into with respect to that issuer, each among
                                         Funding, the Funding GIC provider and others under which
                                         the Funding GIC provider agrees to pay Funding a
                                         guaranteed rate of interest on the balance from time to time of the Funding (Issuer) GIC account for the related issuer

"Funding post-enforcement                The provisions and the order of priority set out in a schedule
priority of payments"                    to the Funding deed of charge in which Funding available
                                         revenue receipts, Funding available principal receipts and all other monies, income, receipts and recoveries of
                                         Funding or the security trustee or any receiver of Funding and the proceeds of enforcement of the Funding security
                                         are to be applied following service of an intercompany loan enforcement notice or otherwise following an enforcement
                                         of the Funding security, as described in "Cashflows --

                                         Distribution of Funding available principal receipts and
                                         Funding available revenue receipts following
                                         enforcement of the Funding security"

"Funding pre-enforcement                 The provisions and the order of priority of payments set out
principal priority of                    in a schedule to the Funding deed of charge in which
payments"                                Funding available principal receipts will be applied until enforcement of the Funding security, which is as described in "Cashflows -- Distribution of Funding available
                                         principal receipts prior to enforcement of the Funding
                                         security"

"Funding pre-enforcement                 The provisions and the order of priority of payments set out
revenue priority of                      in a schedule to the Funding deed of charge in which
payments"                                Funding available revenue receipts will be applied until
                                         enforcement of the Funding security, which is as described in "Cashflows -- Distribution of Funding available
                                         revenue receipts"

"Funding principal ledger"               The ledger on which receipts and payments of Funding
                                         principal receipts will be recorded by the cash manager

"Funding principal receipts"             The principal receipts paid by the mortgages trustee to
                                         Funding on each distribution date

"Funding priority of                     As the context requires, any of the Funding pre-
payments"                                enforcement revenue priority of payments, the Funding pre-
                                         enforcement principal priority of payments and/or the
                                         Funding post-enforcement priority of payments

"Funding reserve fund"                   The reserve fund established in the name of Funding on
                                         March 26, 2001 up to an amount not exceeding the Funding
                                         reserve required amount as further described in "Credit
                                         structure -- Funding reserve fund"

"Funding reserve ledger"                 The ledger maintained by the cash manager in the name of
                                         Funding to record the amount credited to the Funding
                                         reserve fund on the initial closing date, and subsequent
                                         withdrawals from and deposits into the Funding reserve
                                         fund

"Funding reserve required                As of any date of determination an amount calculated in
amount"                                  accordance with the formula set out on page 184

"Funding revenue ledger"                 The ledger on which the cash manager records all monies
                                         received and paid out by Funding during an interest period other than the Funding principal receipts

"Funding secured creditors"              The security trustee (and any receiver of Funding appointed under the Funding deed of charge), the issuer, the previous issuers, the corporate services provider in respect of
                                         Funding, the account bank, the Funding GIC provider, the
                                         mortgages trustee, the start-up loan provider, the cash
                                         manager and any new Funding secured creditor who
                                         accedes to the Funding deed of charge from time to time
                                         under a deed of accession or supplemental deed

"Funding security"                       The mortgages, charges, assignments, pledges and/or any
                                         other security created by Funding under or pursuant to the
                                         Funding deed of charge in favor of the security trustee for the benefit of the Funding secured creditors

"Funding share"                          The current Funding share of the trust property calculated in accordance with the formula set out on pages 138, 139 and
                                         140


"Funding share percentage"               The current Funding share percentage of the trust property calculated in accordance with the formula set out on pages
                                         138, 139 and 140

"Funding share/seller share              The ledger maintained by the cash manager, on behalf of
ledger"                                  the mortgages trustee and the beneficiaries, to record the current Funding share, the current Funding share
                                         percentage, the current seller share and the current seller share percentage of the trust property

"Funding transaction                     The account in the name of Funding held with the account
account"                                 bank and maintained subject to the terms of the bank
                                         account agreement and the Funding deed of charge, or any
                                         additional or replacement account as may, for the time
                                         being, be in place with the prior consent of the security
                                         trustee

"Funding transaction                     Each of the following documents:
documents"
                                         (a)   the mortgages trust deed;

                                         (b)   the mortgage sale agreement;

                                         (c)   the administration agreement;

                                         (d)   the Funding deed of charge;

                                         (e)   the corporate services agreement;

                                         (f)   the bank account agreement;

                                         (g)   each Funding (Issuer) bank account agreement;

                                         (h)   Funding (Issuer) guaranteed investment contracts;

                                         (i)   the Funding guaranteed investment contract;

                                         (j)   the cash management agreement;

                                         (k)   the start-up loan agreements;

                                         (l)   the collection bank agreement;

                                         (m)   the intercompany loan agreement;

                                         (n)   each previous intercompany loan agreement;

                                         (o)   each new intercompany loan agreement to be entered
                                               into by Funding; and

                                         (p)   each other deed, document, agreement, instrument or
                                               certificate entered into or to be entered into by Funding
                                               under or in connection with any of the documents set
                                               out in paragraphs (a) through (o) above or the
                                               transactions contemplated in them

"further advance"                        For any mortgage loan, any advance of further money to the relevant borrower following the making of the initial advance of monies under the mortgage and which is secured by the
                                         same mortgage, excluding the amount of any retention in
                                         respect of the initial advance and excluding any re-draw in respect of any flexible mortgage loan

"further contribution"                   The consideration in the form of cash payable by any
                                         beneficiary to the mortgages trustee to increase the
                                         Funding share or, as the case may be, the seller share of
                                         the trust property pursuant to and in accordance with the
                                         terms of the mortgages trust deed, but excluding any initial contribution or deferred contribution paid by Funding

"further mortgage loan"                  Any mortgage loan which was assigned by the seller to the
                                         mortgages trustee on September 28, 2001 or on March 20,
                                         2002 under the terms of the mortgage sale agreement and
                                         referenced by its mortgage loan identifier number and
                                         comprising the aggregate of all principal sums, interest,
                                         costs, charges, expenses and other monies (including all
                                         further advances) due or owing with respect to that
                                         mortgage loan under the relevant mortgage conditions by a
                                         borrower on the security of a mortgage from time to time
                                         outstanding or, as the context may require, the borrower's obligations in respect of the same

"further mortgage portfolios"            The portfolios of further mortgage loans, their related
                                         security, accrued interest and other amounts derived from
                                         such further mortgage loans that the seller assigned to the mortgages trustee on September 28, 2001 and on March
                                         20, 2002

"global note certificates"               The note certificates representing the notes in global form

"group"                                  The seller and its subsidiaries

"Holdings"                               Granite Finance Holdings Limited

"ICTA"                                   The Income and Corporation Tax Act 1988

"in arrears"                             For a mortgage account, occurs when one or more monthly
                                         payments on that mortgage account have become due and
                                         unpaid by a borrower

"individual note certificates"           The note certificates representing the notes in definitive form

"initial closing date"                   March 26, 2001

"initial contribution"                   The consideration in the form of cash payable by Funding to the mortgages trustee in respect of the Funding share of the trust property pursuant to and in accordance with the
                                         mortgages trust deed, which contribution is to fund the
                                         payment to the seller by the mortgages trustee of (and is
                                         equal to) the initial purchase price in respect of the initial mortgage portfolio or, as the case may be, the further
                                         mortgage portfolio, the additional assigned mortgage
                                         portfolio or (if any is payable) any new mortgage portfolio assigned to the mortgages trustee and is to be funded from the proceeds of the intercompany loan, each previous
                                         intercompany loan or any new intercompany loan, as the
                                         case may be

"initial mortgage loans"                 The portfolio of residential first mortgage loans and their related security assigned by the seller to the mortgages
                                         trustee on March 26, 2001 under the mortgage sale
                                         agreement

"initial mortgage portfolio"             The portfolio of initial mortgage loans, the mortgages and related security, any accrued interest and any other
                                         amounts, proceeds, powers, rights, benefits and interests
                                         derived from the initial mortgage loans and/or the related security, in each case assigned by the seller to the
                                         mortgages trustee on March 26, 2001 under the mortgage
                                         sale agreement

"initial mortgages"                      The mortgages contained in the initial mortgage portfolio

"initial purchase price"                 That portion of the purchase price paid by the mortgages
                                         trustee to the seller on the initial closing date in
                                         consideration for the assignment to the mortgages trustee
                                         of the initial mortgage portfolio or that portion of the
                                         purchase price (if any) payable by the mortgages trustee to the seller on the relevant assignment date in consideration for the assignment to the mortgages trustee of the further mortgage portfolio, the additional assigned mortgage
                                         portfolio or any new mortgage portfolio, in each case in
                                         accordance with the provisions of the mortgage sale
                                         agreement

"initial trust property"                 The sum of [pound]100 that the corporate services provider settled on trust and held on trust absolutely as to both
                                         capital and income by the mortgages trustee for the benefit of the beneficiaries

"insolvency event"                       For the seller, the administrator, the cash manager or the issuer cash manager (each, for the purposes of this
                                         definition, a "relevant entity"):

                                         (a)   an order is made or an effective resolution passed for
                                               the winding up of the relevant entity (except, in any
                                               such case, a winding-up or dissolution for the purpose
                                               of a reconstruction or amalgamation the terms of which
                                               have been previously approved by the security
                                               trustee);

                                         (b)   the relevant entity ceases or threatens to cease to
                                               carry on its business or stops payment or threatens to
                                               stop payment of its debts or is deemed unable to pay
                                               its debts within the meaning of section 123(a), (b), (c)
                                               or (d) of the Insolvency Act 1986 (as amended,
                                               modified or re-enacted) or becomes unable to pay its
                                               debts as they fall due or the value of its assets falls to less than the amounts of its liabilities (taking into
                                               account, for both these purposes, contingent and
                                               prospective liabilities) or otherwise becomes insolvent;

                                         (c)   (i)   proceedings are initiated against the relevant
                                                     entity under any applicable liquidation,
                                                     administration, reorganization (other than a
                                                     reorganization where the relevant entity is
                                                     solvent) or other similar laws, except where these
                                                     proceedings are being contested in good faith; or

                                               (ii)  an administrative or other receiver, administrator
                                                     or other similar official is appointed in relation to
                                                     the whole or any substantial part of the
                                                     undertaking or assets of the relevant entity; or

                                               (iii) a distress, execution or diligence or other process
                                                     is enforced upon the whole or any substantial part
                                                     of the undertaking or assets of the relevant entity
                                                     and in any of the foregoing cases it is not
                                                     discharged within 30 London business days; or

                                               (iv)  if the relevant entity initiates or consents to
                                                     judicial proceedings relating to itself under any
                                                     applicable liquidation, administration, insolvency,

                                                     reorganization or other similar laws or makes a
                                                     conveyance or assignment for the benefit of its
                                                     creditors generally; and

                                         in respect of Funding or the issuer (each, for the purposes of this definition, a "relevant entity") means:

                                         (a)   except for the purposes of an amalgamation or
                                               restructuring as described in the point immediately
                                               following, the relevant entity ceases or threatens to
                                               cease to carry on all or a substantial part of its
                                               business or the relevant entity is deemed unable to pay
                                               its debts within the meaning of section 123(1)(a), (b),
                                               (c) or (d) of the Insolvency Act 1986 (as that section
                                               may be amended, modified or re-enacted) or becomes
                                               unable to pay its debts within the meaning of section
                                               123(2) of the Insolvency Act 1986 (as that section may
                                               be amended, modified or re-enacted); or

                                         (b)   an order is made or an effective resolution is passed
                                               for the winding up of the relevant entity (except for the
                                               purposes of or pursuant to an amalgamation,
                                               restructuring or merger previously approved by the
                                               note trustee or the security trustee, as the case may
                                               be, or as approved in writing by an extraordinary
                                               resolution (as defined in the trust deed) of the class A
                                               noteholders); or

                                         (c)   (i)   proceedings are otherwise initiated against the
                                                     relevant entity under any applicable liquidation,
                                                     insolvency, composition, reorganization or other
                                                     similar laws (including, but not limited to,
                                                     presentation of a petition for an administration
                                                     order) and (except in the case of presentation of a
                                                     petition for an administration order) such
                                                     proceedings are not, in the opinion of the note
                                                     trustee or the security trustee (as the case may
                                                     be), being disputed in good faith with a
                                                     reasonable prospect of success; or

                                               (ii)  an administration order being granted or an
                                                     administrative receiver or other receiver,
                                                     liquidator or other similar official being appointed
                                                     in relation to the relevant entity or in relation to the
                                                     whole or any substantial part of the undertaking or
                                                     assets of the relevant entity; or

                                               (iii) an encumbrancer taking possession of the whole
                                                     or any substantial part of the undertaking or
                                                     assets of the relevant entity, or a distress,
                                                     execution, diligence or other process being levied
                                                     or enforced upon or sued out against the whole or
                                                     any substantial part of the undertaking or assets
                                                     of the relevant entity and such possession or
                                                     process (as the case may be) not being
                                                     discharged or not otherwise ceasing to apply
                                                     within 30 days; or

                                               (iv)  the relevant entity initiating or consenting to
                                                     judicial proceedings relating to itself under
                                                     applicable liquidation, insolvency, composition,
                                                     reorganization or other similar laws or making a
                                                     conveyance or assignment for the benefit of its
                                                     creditors generally

"intercompany loan"                      The loan made by the issuer to Funding on the closing date under the intercompany loan agreement (or, if the context
                                         requires, a previous intercompany loan made by a previous
                                         issuer to Funding or any new intercompany loan made by
                                         any new issuer under any new intercompany loan
                                         agreement)

"intercompany loan                       The intercompany loan agreement to be entered into on the
agreement"                               closing date, as amended from time to time, between,
                                         among others, Funding, the issuer and the note trustee (or, if the context requires, the previous intercompany
                                         agreement entered into on March 26, 2001, as amended
                                         from time to time, between, among others, Funding, the first issuer and the note trustee, the previous intercompany loan agreement entered into on September 28, 2001 as
                                         amended from time to time, between Funding, the second
                                         issuer and the note trustee, the previous intercompany loan agreement entered into on March 20, 2002 as amended
                                         from time to time, between Funding, the third issuer and the note trustee and any new intercompany loan agreement
                                         entered into from time to time between, among others,
                                         Funding, a new issuer and the note trustee)

"intercompany loan                       The intercompany loan agreement, each previous
agreements"                              intercompany loan agreement and any new intercompany
                                         loan agreements

"intercompany loan                       An enforcement notice served by the security trustee on
enforcement notice"                      Funding for the enforcement of the Funding security
                                         following the occurrence of an intercompany loan event of
                                         default

"intercompany loan event of              An event of default under the intercompany loan agreement
default"                                 and/or under any previous intercompany loan agreement
                                         and/or under any new intercompany loan agreement

"intercompany loan ledger"               A ledger maintained by the cash manager to record
                                         payments of interest and fees and repayments of principal
                                         made under the intercompany loan, each previous
                                         intercompany loan or any new intercompany loan

"interest determination date"            (a)   in respect of the series 1 notes means the date which
                                               is two London business days before the first day of the
                                               interest period for which the rate will apply;

                                         (b)   in respect of the series 2 notes, means the date which
                                               is two TARGET business days before the first day of
                                               the interest period for which the rate will apply; and

                                         (c)   in respect of the series 3 notes means, in respect of
                                               the first interest period, the closing date, and in respect of subsequent interest periods, the first day of the
                                               interest period for which the rate will apply

"interest period"                        In relation to the notes and any payment date, the period
                                         from (and including) the immediately preceding payment
                                         date (or in respect of the first interest period, the closing date) to (but excluding) the next following (or first) payment date

"interim calculation period"             Has the meanings given to it on page 138

"investment plan"                        For an interest-only loan, a repayment mechanism selected
                                         by the borrower to ensure that there are sufficient funds to redeem the full principal of a mortgage loan at maturity

"ISA"                                    An individual savings account within the Individual Savings
                                         Account Regulations 1998 (as amended) and which
                                         shelters investments in the account from income Tax or
                                         capital gains tax

"issuer"                                 Granite Mortgages 02-2 plc and/or, if the context specifically requires, any previous issuer and/or any new issuer

"issuer account bank"                    Citibank, N.A. situated at 5 Carmelite Street, London EC4Y
                                         0PA or any other authorized entity as the issuer may
                                         choose with the prior written approval of the note trustee

"issuer allocable principal              Has the meaning given to it on page 166
receipts"

"issuer allocable revenue                Has the meaning given to it on page 158
receipts"

"issuer arrears test"                    Has the meaning given to it on page 171

"issuer available principal              Has the meaning given to it on page 178
receipts"

"issuer available revenue                Has the meaning given to it on page 162
receipts"

"issuer bank account                     The bank account agreement to be entered into on or about
agreement"                               the closing date, as amended from time to time, among the
                                         issuer, the issuer cash manager, the issuer account bank
                                         and the note trustee

"issuer cash management                  The issuer cash management agreement to be entered into
agreement"                               on or about the closing date, as amended from time to time, among the issuer cash manager, the issuer and the note
                                         trustee, as described further in "Cash management for the
                                         issuer"

"issuer cash manager"                    Northern Rock or such other person or persons for the time being acting, under the issuer cash management
                                         agreement, as agent for the issuer and (following
                                         enforcement of the issuer security) the note trustee for the purposes of, inter alia, managing all cash transactions and maintaining certain ledgers on behalf of the issuer and
                                         (following enforcement of the issuer security) the note
                                         trustee

"issuer deed of charge"                  The deed of charge to be entered into on the closing date, as amended from time to time, between, among others, the
                                         issuer and the note trustee, under which the issuer charges the issuer security in favor of the issuer secured creditors, as described further in "Security for the issuer's
                                         obligations"

"issuer liquidity reserve                The liquidity reserve fund in Funding's name which Funding
fund"                                    will be required to establish if the long-term, unsecured, unsubordinated and unguaranteed debt obligations of the
                                         seller cease to be rated at least A3 by Moody's or A- by
                                         Fitch (unless Moody's or Fitch, as applicable, confirms that the then current ratings of the notes will not be adversely affected) and, if the context so requires, any liquidity
                                         reserve fund required to be established by Funding with
                                         respect to any other issuer. The issuer liquidity reserve
                                         fund, if any, will be funded up to the issuer liquidity reserve required amount

"issuer liquidity reserve                A ledger maintained by the cash manager to record the
ledger"                                  balance from time to time of the issuer liquidity reserve
                                         fund, if any and, if the context so requires, any ledger
                                         maintained by Funding with respect to the issuer liquidity reserve fund of any other issuer

"issuer liquidity reserve                Has the meaning given to it on page 185
required amount"

"issuer post-enforcement                 The provisions and the order of priority set out in a schedule
priority of payments"                    to the issuer deed of charge in which all issuer available revenue receipts, issuer available principal receipts and all other monies, income, receipts and recoveries of the issuer or the note trustee or any receiver of the issuer security are to be applied following service of a note enforcement notice or otherwise following an enforcement of the issuer security which on the closing date will be as described in
                                         "Cashflows -- Distribution of issuer available principal
                                         receipts and issuer available revenue receipts
                                         following enforcement of the issuer security"

"issuer pre-enforcement                  The provisions and the order of priority of payments set out
principal priority of                    in a schedule to the issuer cash management agreement in
payments"                                which the issuer available principal receipts will be applied until enforcement of the issuer security, which on the
                                         closing date will be as described in "Cashflows --
                                         Distribution of issuer available principal receipts prior
                                         to enforcement of the issuer security and/or
                                         occurrence of a trigger event"

"issuer pre-enforcement                  The provisions and the order of priority of payments set out
revenue priority of                      in a schedule to the issuer cash management agreement in
payments"                                which the issuer available revenue receipts will be applied until enforcement of the issuer security, which on the
                                         closing date will be as described in "Cashflows --
                                         Distribution of issuer available revenue receipts prior
                                         to enforcement of the issuer security"

"issuer principal deficiency             The ledger maintained by the issuer cash manager in the
ledger"                                  name of the issuer which will be established on the closing date and will be sub-divided into sub ledgers corresponding to the classes of notes issued by the issuer in order to
                                         record losses allocated to the intercompany loan of the
                                         issuer which are to be applied to the notes or the application of issuer available principal receipts of the issuer in paying interest on the notes and certain amounts ranking in priority thereto in accordance with the issuer pre-enforcement
                                         revenue priority of payments or the application by Funding of issuer allocable principal receipts of the issuer to fund or replenish any issuer liquidity reserve fund (if any) of the issuer and, if the context so requires, any such ledger
                                         maintained with respect to any other issuer)

"issuer priority of payments"            A relevant issuer pre-enforcement revenue priority of
                                         payments, the issuer pre-enforcement principal priority of payments and the issuer post-enforcement priority of
                                         payments

"issuer reserve fund"                    A reserve fund established in the name of Funding on the
                                         closing date up to an amount not exceeding the issuer
                                         reserve required amount, as further described in "Credit
                                         structure-issuer reserve fund"

"issuer reserve fund ledger"             A ledger maintained by the cash manager in the name of
                                         Funding to record the balance from time to time of the
                                         issuer reserve fund

"issuer reserve required                 An amount equal to [pound]39,000,000 in respect of the issuer
amount"                                  reserve fund, [pound]20,000,000 in respect of the issuer reserve fund of each of the first issuer and the second issuer,
                                         [pound]34,372,240 in respect of the issuer reserve fund of the third issuer and, in respect of any new issuer, such amount as may be acceptable to the rating agencies at the relevant time

"issuer reserve requirement"             Has the meaning given to it on page 171

"issuer secured creditors"               The note trustee (and any receiver appointed under the
                                         issuer deed of charge), the swap providers, the corporate
                                         services provider in respect of the issuer, the issuer account bank, the issuer cash manager, the paying agents, the
                                         agent bank, the transfer agent, the registrar and the
                                         noteholders

"issuer security"                        The mortgages, charges, assignments, pledges and/or any
                                         other security created by the issuer under the issuer deed of charge in favor of the note trustee for the benefit of the issuer secured creditors

"issuer swap default"                    The occurrence of an event of default (as defined in the
                                         relevant swap agreement) where the issuer is the defaulting party (as defined in the relevant swap agreement)

"issuer transaction account"             The day to day bank accounts of the issuer, held with the
                                         issuer account bank and comprising the issuer transaction
                                         dollar account, the issuer transaction euro account and the issuer transaction sterling account as at the closing date or that may be opened, with the prior approval of the note
                                         trustee, after the closing date

"lending criteria"                       The lending criteria of the seller, or that other criteria as would be acceptable to a reasonable, prudent mortgage
                                         lender

"LIBOR"                                  The London Interbank Offered Rate for deposits in the
                                         relevant currency, as determined by the agent bank on the
                                         following basis:

                                         (1)   on the applicable interest determination date the agent
                                               bank will determine the offered quotation to leading
                                               banks for deposits in the relevant currency for a period
                                               equal to the relevant period.

                                               This will be determined by reference to the display as
                                               quoted on the Dow Jones/Telerate Page No. 3750. If
                                               the Dow Jones/Telerate Page No. 3750 stops
                                               providing these quotations, the replacement page for
                                               the purposes of displaying this information will be
                                               used. If the replacement page stops displaying the
                                               information, another service as determined by the
                                               issuer with the approval of the note trustee will be
                                               used.

                                               In each of these cases, the determination will be made
                                               as at or about 11:00 a.m., London time, on that date.
                                               This is called the screen rate.

                                         (2)   if on any of these interest determination dates the
                                               screen rate is unavailable, the agent bank will:
                                               request the principal London office of each of the
                                               reference banks to provide the agent bank with its
                                               offered quotation to leading banks for deposits in the
                                               relevant currency of the equivalent amount, and for a
                                               time equal to the relevant period, in the London inter-
                                               bank market as at or about 11:00 a.m. (London time); and
                                               calculate the arithmetic mean, rounded upwards to five
                                               decimal places, of those quotations;

                                         (3)   if on any of these interest determination dates the
                                               screen rate is unavailable and only two or three of the
                                               reference banks provide offered quotations, the
                                               relevant rate for that period will be the arithmetic mean
                                               of the quotations as calculated in (2); and

                                         (4)   if fewer than two reference banks provide quotations,
                                               the agent bank will consult with the note trustee and
                                               the issuer for the purpose of agreeing a total of two
                                               banks to provide these quotations and the relevant rate
                                               for that period will be the arithmetic mean of the
                                               quotations as calculated in (2). If none of these banks
                                               agree, then the relevant rate for that period will be the
                                               rate in effect for the last preceding interest period for
                                               which (1) or (2) was applicable

"Lloyds TSB"                             Lloyds TSB Bank plc acting through its office at City Office,
                                         Bailey Drive, Gillingham Business Park, Kent ME8 0LS,
                                         England

"Lloyds TSB collection                   The account of the administrator held at Lloyds TSB as may
account"                                 be utilized from time to time for the purpose of collecting amounts which are paid to the seller on the mortgage loans and/or the related security

"London business day"                    A day (other than a Saturday or Sunday or public holiday)
                                         on which banks are generally open for business in London

"London Stock Exchange"                  London Stock Exchange plc

"losses"                                 The realized losses experienced on the mortgage loans in
                                         the mortgage portfolio

"losses ledger"                          The ledger created and maintained by the cash manager
                                         under the cash management agreement to record the
                                         losses on the mortgage portfolio

"LTV ratio" or "loan-to-value            In respect of any mortgage loan assigned to the mortgages
ratio"                                   trust, the ratio of the outstanding balance of such mortgage loan to the value of the mortgaged property securing such
                                         mortgage loan; and in respect of the seller's decision as to whether to make a mortgage loan to a prospective borrower
                                         and for purposes of determining whether a MIG policy is
                                         necessary in connection with a mortgage loan, the ratio of the outstanding balance of such mortgage loan to the lower of the purchase price or valuation of the mortgaged property securing such mortgage loan as determined by the relevant
                                         valuation by the seller

"LTV tests"                              Two tests which assign a credit enhancement value (i) to
                                         each mortgage loan in the mortgage portfolio based on its
                                         current LTV ratio and the amount of mortgage indemnity
                                         cover on that mortgage loan, and (ii) calculated to include any related unsecured portion of a mortgage loan in respect of the Together product based on its current LTV ratio and the amount of mortgage indemnity cover on that mortgage
                                         loan. The weighted average credit enhancement value for
                                         the mortgage portfolio is then determined

"managers"                               Salomon Brothers International Limited, J.P. Morgan
                                         Securities Ltd., Barclays Bank PLC, Bank Brussels Lambert
                                         S.A., Deutsche Bank AG London and UBS AG, acting
                                         through its business group UBS Warburg

"master definitions                      Together, the master definitions schedule dated March 26,
schedule"                                2001, as amended from time to time, and the issuer master
                                         definitions schedule to be dated the closing date, as
                                         amended from time to time, which are schedules of
                                         definitions used in the transaction documents

"MIG policies"                           The mortgage indemnity guarantee policies on the
                                         mortgage loans which are intended to cover losses which
                                         may be incurred following repossession and sale of a
                                         mortgaged property from a borrower, and which currently
                                         are issued by NORMIC

"minimum seller share"                   An amount included in the seller share which is calculated in accordance with the mortgages trust deed and which, as at
                                         the closing date, is approximately [pound]174,665,735 as further described in "The mortgages trust"

"monthly payment"                        For any mortgage loan, the amount a borrower is required
                                         to pay on a monthly payment date

"monthly payment date"                   For any mortgage loan, the date in each month on which the relevant borrower is required to make a payment of interest and, if applicable, principal, for that mortgage loan, as
                                         required by the applicable mortgage conditions

"Moody's"                                Moody's Investors Services Limited and any successor to
                                         its rating business

"mortgage"                               For any mortgage loan, the charge by way of legal
                                         mortgage which secures the repayment of that mortgage
                                         loan including the mortgage conditions applicable to it

"mortgage account"                       As the context requires, either (1) all mortgage loans
                                         secured on the same mortgaged property and thereby
                                         forming a single mortgage account or (2) an account
                                         maintained by the administrator in respect of a particular mortgage loan to record all amounts due in respect of that mortgage loan (whether by way of principal, interest or
                                         otherwise) and all amounts received in respect thereof

"mortgage conditions"                    For any mortgage loan, the terms and conditions applicable to that mortgage loan and its related security as set out in the relevant seller's "mortgage conditions" booklet and
                                         the seller's relevant general conditions, and in relation to each as from time to time varied by the relevant mortgage
                                         loan agreement and the relevant mortgage deed

"mortgage deed"                          In respect of any mortgage, the deed creating that mortgage including, unless the context otherwise requires, the
                                         mortgage conditions applicable to that mortgage

"mortgage loan"                          Any mortgage loan and any permitted replacement
                                         mortgage loan which is assigned by the seller to the
                                         mortgages trustee from time to time under the terms of the mortgage sale agreement and referenced by its mortgage
                                         loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and
                                         other monies (including all further advances) due or owing with respect to that mortgage loan (or permitted
                                         replacement mortgage loan, as applicable) under the
                                         relevant mortgage conditions by a borrower on the security of a mortgage from time to time outstanding or, as the
                                         context may require, the borrower's obligations in respect of the same

"mortgage loan files"                    For each mortgage loan, the file or files (including files kept in microfiche format or similar electronic data retrieval
                                         system) containing correspondence between the borrower
                                         and the seller and including the mortgage documentation
                                         applicable to that mortgage loan, each letter of offer for that mortgage loan and other relevant documents

"mortgage portfolio"                     The combined existing mortgage portfolio and the additional assigned mortgage portfolio following the assignment of
                                         additional assigned mortgage loans to the mortgages
                                         trustee on the closing date, as it is constituted as of any date of determination following the closing date, taking
                                         account of, among other things, amortization of mortgage
                                         loans in that portfolio and the addition and/or removal of any mortgage loans to or from that portfolio from the closing
                                         date

"mortgage related securities"            As defined in the United States Secondary Mortgage
                                         Markets Enhancement Act 1984, as amended

"mortgage sale agreement"                The mortgage sale agreement entered into on March 26,
                                         2001, as amended from time to time, among the seller, the
                                         mortgages trustee, Funding and the security trustee
                                         regarding the assignment of the mortgage portfolio to the
                                         mortgages trustee including any documents ancillary
                                         thereto, and as further described in "Assignment of the
                                         mortgage loans and their related security"

"mortgaged property"                     For any mortgage loan, the freehold or leasehold property in
                                         England and Wales and all rights and security attached or
                                         appurtenant or related thereto and all buildings and fixtures on the property which are subject to the mortgage securing repayment of that mortgage loan

"mortgagee"                              For any mortgage loan, the person for the time being who is entitled to exercise the rights of the mortgagee under the relevant mortgage securing repayment of that mortgage
                                         loan

"mortgages trust"                        The bare trust of the trust property as to both capital and income, held by the mortgages trustee on trust absolutely
                                         for Funding (as to the Funding share) and the seller (as to the seller share) under the mortgages trust deed so that
                                         each beneficiary has an undivided beneficial interest in it

"mortgages trust deed"                   The mortgages trust deed entered into on March 26, 2001,
                                         as amended from time to time, among the mortgages
                                         trustee, Funding, the seller and the corporate services
                                         provider

"mortgages trustee"                      Granite Finance Trustees Limited

"mortgages trustee available             Has the meaning given to it on page 144
revenue receipts"

"mortgages trustee bank                  The mortgages trustee GIC account and the mortgages
accounts"                                trustee transaction account

"mortgages trustee GIC                   The account in the name of the mortgages trustee held at
account"                                 the account bank and maintained subject to the terms of the mortgages trustee guaranteed investment contract and the
                                         bank account agreement or any additional or replacement
                                         account as may for the time being be in place with the prior consent of the Funding, the seller and the security trustee

"mortgages trustee GIC                   Lloyds TSB Bank plc Jersey International Branch acting
provider"                                through its office at 4 Bond Street, St. Helier, Jersey JE4
                                         8ZE or any other person or persons as are for the time
                                         being the GIC provider under the mortgages trustee
                                         guaranteed investment contract

"mortgages trustee                       The guaranteed investment contract entered into on March
guaranteed investment                    26, 2001, as amended from time to time, among the
contract"                                mortgages trustee, the mortgages trustee GIC provider and
                                         others under which the mortgages trustee GIC provider has
                                         agreed to pay the mortgages trustee a guaranteed rate of
                                         interest on the balance of the mortgages trustee GIC
                                         account"

"mortgages trustee principal             The order in which the cash manager applies principal
priority of payments"                    receipts on the mortgage loans on each distribution date to each of Funding and the seller, as set out in "The
                                         mortgages trust"

"mortgages trustee principal             On any distribution date, the principal receipts received by
receipts"                                the mortgages trustee in the immediately preceding trust
                                         calculation period which may be distributed by the
                                         mortgages trustee

"mortgages trustee revenue               The order in which the cash manager applies the mortgages
priority of payments"                    trustee available revenue receipts on each distribution date, as set out in "The mortgages trust"

"mortgages trustee                       The account in the name of the mortgages trustee held at
transaction account"                     the account bank and maintained subject to the terms of the bank account agreement or any additional or replacement
                                         bank account of the mortgages trustee as may for the time
                                         being be in place with the prior consent of the security
                                         trustee

"new intercompany loan                   A new intercompany loan agreement entered into between
agreement"                               Funding and a new issuer in relation to a new intercompany loan

"new intercompany loans"                 Intercompany loans made to Funding by new issuers under
                                         new intercompany loan agreements

"new issuer"                             A new wholly-owned subsidiary of Funding that is not
                                         established as at the closing date and which, if established, will issue new notes and make a new intercompany loan to
                                         Funding

"new mortgage loans"                     Mortgage loans, other than the mortgage loans assigned on
                                         or before the closing date, which the seller may assign, from time to time, to the mortgages trustee under the terms of the mortgage sale agreement

"new mortgage portfolio"                 Any portfolio of new mortgage loans, the mortgages and
                                         new related security, any accrued interest and any other
                                         amounts, proceeds, powers, rights, benefits and interests
                                         derived from the new mortgage loans and/or the new
                                         related security, in each case which are to be assigned by the seller to the mortgages trustee after the closing date under the mortgage sale agreement but excluding any
                                         mortgage loan and its related security which has been
                                         redeemed in full on or before the relevant assignment date

"new notes"                              The notes issued by the new issuers to investors

"new related security"                   The security for the new mortgage loans (including the
                                         mortgages) which the seller may assign to the mortgages
                                         trustee under the mortgage sale agreement

"new trust property"                     As at any assignment date after the closing date, any and
                                         all new mortgage portfolios assigned by the seller to the
                                         mortgages trustee on an assignment date, or as at any
                                         distribution date, any and all new mortgage portfolios
                                         assigned by the seller to the mortgages trustee during the immediately preceding trust calculation period

"New York business day"                  A day (other than a Saturday or a Sunday or public holiday)
                                         on which banks are generally open for business in the city of
                                         New York

"non-asset trigger event"                Has the meaning given to it on page 146

"non-cash re-draw"                       An authorized underpayment or a payment holiday under a
                                         flexible mortgage loan included in the mortgages trust,
                                         which will result in the seller being required to pay to the mortgages trustee an amount equal to the unpaid interest
                                         associated with that authorized underpayment or payment
                                         holiday

"non-performing mortgage                 A mortgage loan that is in arrears and for which the related
loan"                                    borrower has not made any payment within any of the three
                                         consecutive calendar months prior to the date of
                                         determination

"NORMIC"                                 Northern Rock Mortgage Indemnity Company Limited

"Northern Rock"                          Northern Rock plc

"note certificates"                      The global note certificates and the individual note
                                         certificates

"note enforcement notice"                An enforcement notice served by the note trustee for the
                                         enforcement of the issuer security following a note event of default under the notes

"note event of default"                  An event of default under the provisions of the notes

"note principal payment"                 The amount of each principal payment payable on each
                                         note

"note trustee"                           The Bank of New York, acting through its office at One
                                         Canada Square, 48th Floor, London E14 5AL, or such other
                                         person for the time being acting as note trustee under the trust deed

"noteholders"                            For the issuer, the holders of the class A notes, the class B notes and/or the class C notes of any series or, for any
                                         previous issuer or any new issuer, the holders for the time being of the notes issued by such previous issuer or new
                                         issuer, as the case may be

"notes"                                  Includes all of the class A notes, the class B notes and the class C notes or, in relation to any previous issuer or any new issuer, the notes issued by such previous issuer or new issuer, as the case may be

"notice"                                 In case of notice being given to the noteholders, a notice duly given in accordance with the relevant conditions set
                                         forth in the notes

"NRG"                                    Northern Rock (Guernsey) Limited

"offer conditions"                       The terms and conditions applicable to a specific mortgage loan as set out in the relevant offer letter to the borrower

"offered notes"                          The series 1 notes offered by this prospectus

"OFT"                                    Office of Fair Trading

"outstanding amount"                     Following enforcement of a mortgage loan, the amount
                                         outstanding on the payment of that loan after deducting
                                         money received under the applicable MIG policy

"outstanding principal                   For any note, the unpaid principal amount of that note, and
balance"                                 for any intercompany loan, the unpaid principal balance of that intercompany loan

"overpayments ledger"                    The ledger created and maintained by the cash manager to
                                         record overpayments received by the mortgages trustee on
                                         the mortgage loans

"paying agent and agent                  The paying agent and agent bank agreement entered into
bank agreement"                          on or about the closing date, as amended from time to time, among the issuer, the principal paying agent, the paying
                                         agents, the transfer agent, the registrar and the agent bank

"paying agents"                          The principal paying agent and the US paying agent

"payment date"                           In relation to the notes, the 20th day of January, April, July and October in each year, beginning in January 2003 or, if such day is not a business day, the next succeeding
                                         business day

"payment holiday"                        Has the meaning given to it on page 90

"permitted product switch"               The exchange by a borrower of its then current mortgage
                                         loan product for a different mortgage loan product offered by the seller, which may be made only if the new mortgage
                                         loan for which the prior mortgage loan is to be exchanged is a permitted replacement mortgage loan

"permitted replacement                   Has the meaning given to it on page 130
mortgage loan"

"pension plan"                           A financial plan arranged by a borrower to provide for that borrower's expenses during retirement

"post-enforcement call                   The agreement entered into on or about the closing date, as
option agreement"                        amended from time to time, under which the note trustee
                                         agrees on behalf of the noteholders, that in specified
                                         circumstances, GPCH Limited may call for the notes to be
                                         transferred to it

"post-enforcement call                   GPCH Limited
option holder"

"previous intercompany                   Each of the intercompany loans made by the previous
loan"                                    issuers to Funding on or subsequent to the initial closing date (but prior to the closing date), as amended from time to time, under the relevant previous intercompany loan
                                         agreement, as described under "Description of the
                                         previous issuers, the previous notes and the previous
                                         intercompany loans"

"previous intercompany loan              Each of the intercompany loan agreements entered into on
agreement"                               or subsequent to the initial closing date (but prior to the closing date), as amended from time to time, among others,
                                         Funding, the applicable previous issuer and such previous
                                         issuer's note trustee

"previous issuers"                       Each of the first issuer, the second issuer and the third
                                         issuer, as described under "Description of the previous
                                         issuers, the previous notes and the previous
                                         intercompany loans"

"previous notes"                         The notes issued by the previous issuers, as described
                                         under "Description of the previous issuers, the
                                         previous notes and the previous intercompany loans"

"previous start-up loan                  Each of the start-up loan agreements entered into on or
agreements"                              subsequent to the initial closing date (but prior to the closing date), as amended from time to time, between Funding, the
                                         start-up loan provider and the security trustee

"principal amount                        For each class of notes and as of any date of determination,
outstanding"                             the initial principal amount of such class of notes less (in each case) the aggregate amount of all principal payments
                                         in respect of such notes that have been paid since the
                                         closing date and on or prior to that determination date

"principal ledger"                       The ledger maintained by the cash manager on behalf of
                                         the mortgages trustee under the cash management
                                         agreement to record principal receipts on the mortgage
                                         loans and payments of principal from the mortgages trustee
                                         GIC account to Funding and the seller on each distribution date. Together the principal ledger and the revenue ledger reflect the aggregate of all amounts of cash standing to the credit of the mortgages trustee in the mortgages trustee
                                         bank accounts

"principal paying agent"                 Citibank, N.A., acting through its office at 5 Carmelite
                                         Street, London EC4Y 0PA, or such other person for the time being acting as principal paying agent under the paying
                                         agent and agent bank agreement

"principal receipts"                     Any payment in respect of principal received in respect of any mortgage loan, whether as all or part of a monthly
                                         payment, on redemption (including partial redemption), on
                                         enforcement or on the disposal of that mortgage loan or
                                         otherwise (including payments pursuant to any insurance
                                         policy) and which may include the amount of any
                                         overpayment in respect of any non-flexible mortgage loan,
                                         but only to the extent permitted by the mortgages trust
                                         deed, and which may also include the amount of any further contribution made by Funding from time to time

"product switch"                         Any variation in the mortgage conditions (other than a
                                         permitted product switch) applicable to any mortgage loan
                                         which may be offered by the seller or (in limited
                                         circumstances) the administrator from time to time

"properties in possession                The insurance policy issued by AXA General Insurance
policy"                                  Limited which provides the seller with rebuilding insurance when the seller takes possession of a property from a
                                         default borrower

"prospectus"                             This prospectus dated September 12, 2002 relating to the issue of the series 1 notes

"rating"                                 Any rating assigned by the rating agencies to the notes or new notes

"rating agencies"                        Moody's, Standard & Poor's and Fitch

"real property"                          Freehold or leasehold property in England and Wales, and
                                         any estate or interest therein, and any reference to "real property" includes a reference to all rights and security
                                         from time to time attached, appurtenant or related thereto and all buildings and fixtures from time to time thereon

"reasonable, prudent                     A reasonably prudent prime residential mortgage lender
mortgage lender"                         lending to borrowers in England and Wales who generally
                                         satisfy the lending criteria of traditional sources of
                                         residential mortgage capital

"receiver"                               A receiver appointed by the note trustee under the issuer
                                         deed of charge and/or the security trustee under the
                                         Funding deed of charge

"recognised stock                        Has the meaning given to it on page 246
exchange"

"record date"                            The fifteenth day before the due date for any payment on
                                         the notes

"re-draw"                                Either a cash re-draw or a non-cash re-draw


"re-draws ledger"                        The ledger maintained by the cash manager in the name of
                                         the mortgages trustee under the cash management
                                         agreement to record re-draws on flexible mortgage loans
                                         from time to time and will be sub-divided into two sub
                                         ledgers to record cash re-draws and non-cash re-draws

"reference banks"                        At the closing date, the London office of each of the
                                         following banks: ABN Amro Bank NV, Barclays Bank plc,
                                         Citibank, N.A. and The Royal Bank of Scotland plc

"re-fixed mortgage loan"                 As at any given date, a mortgage loan which on or before
                                         that date had been a fixed rate mortgage loan but the fixed period had come to an end, but as at or before that given
                                         date, the interest charged under that mortgage loan was
                                         again fixed for another fixed period by the seller or the
                                         administrator, as the case may be (following an election by the borrower) in accordance with the original terms of the fixed rate mortgage loan

"register"                               The register of noteholders kept by the registrar and which records the identity of each noteholder and the number of
                                         notes which each noteholder owns

"registered land"                        Land, title to which is registered at H.M. Land Registry

"registrar"                              Citibank, N.A., acting through its office at 5 Carmelite
                                         Street, London EC4Y 0PA

"reinstatement"                          For a mortgaged property that has been damaged, repairing
                                         or rebuilding that mortgaged property to the condition that it was in before the occurrence of the damage

"related security"                       The security for the repayment of a mortgage loan including the relevant mortgage and all other matters applicable to
                                         the mortgage loan, acquired as part of the mortgage
                                         portfolio assigned to the mortgages trustee

"relevant issuers"                       The issuer, the previous issuers and any new issuers, as
                                         the case may be

"repayment mortgage loan"                A mortgage loan for which the borrower is under an
                                         obligation to the mortgagee to make monthly payments of
                                         principal so that the whole principal (in addition to interest)
                                         is repaid by the stated maturity date for that mortgage loan

"revenue ledger"                         The ledger created and maintained by the cash manager on
                                         behalf of the mortgages trustee under the cash
                                         management agreement to record revenue receipts on the
                                         mortgage loans and interest from the mortgages trustee
                                         bank accounts and payments of revenue receipts from the
                                         mortgages trustee GIC account to Funding and the seller on each distribution date. Together the revenue ledger and the principal ledger reflect the aggregate of all amounts of cash standing to the credit of the mortgages trustee bank
                                         accounts

"revenue receipts"                       Any payment received in respect of any mortgage loan,
                                         whether as all or part of a monthly payment, on redemption
                                         (including partial redemption), on enforcement or on the
                                         disposal of that mortgage loan or otherwise (including
                                         payments pursuant to any insurance policy) which in any
                                         such case is not a principal receipt

"revenue shortfall"                      The deficiency of Funding available revenue receipts on a
                                         payment date over the amounts due by Funding under the
                                         Funding pre-enforcement revenue priority of payments, and

                                         the deficiency of issuer allocable revenue receipts on a
                                         payment date over the amounts due by that issuer under
                                         the issuer pre-enforcement revenue priority of payments, as the context requires

"SEC"                                    The United States Securities and Exchange Commission

"second issuer"                          Granite Mortgages 01-2 plc

"second issuer inter                     The intercompany loan entered into on September 28, 2001
company loan"                            between the second issuer and Funding

"second issuer notes"                    The notes issued by the second issuer on September 28,
                                         2001

"Securities Act"                         The United States Securities Act of 1933, as amended

"security interest" or                   Any mortgage or sub mortgage, standard security, charge
"encumbrance"                            or sub charge (whether legal or equitable), encumbrance,
                                         pledge, lien, hypothecation, assignment by way of security or other security interest or title retention arrangement and any agreement, trust or arrangement having substantially
                                         the same economic or financial effect as any of the
                                         foregoing (other than a lien arising in the ordinary course of business or by operation of law)

"security power of attorney              The power of attorney granted by Funding in favor of the
for Funding"                             security trustee on the closing date

"security trustee"                       The Bank of New York, acting through its office at One
                                         Canada Square, 48th Floor, London E14 5AL, or any other
                                         persons and all other persons for the time being acting as the security trustee or security trustees under the Funding deed of charge

"seller"                                 Northern Rock plc

"seller share"                           The current seller share of the trust property calculated in accordance with the formula set out on pages 142 and 143

"seller share percentage"                The current seller share percentage of the trust property
                                         calculated in accordance with the formula set out on pages
                                         142 and 143

"senior expenses"                        Amounts ranking in priority to interest due on the notes

"series 1 class A notes"                 The series 1 class A1 notes and the series 1 class A2 notes

"series 1 class A1 dollar                The dollar currency swap with respect to the series 1 class
currency swap"                           A1 notes

"series 1 class A1 dollar                CDC IXIS Capital Markets, and/or, as applicable, any other entity
currency swap provider"                  appointed from time to time in accordance with the transaction documents

"series 1 class A1 notes"                The $650,000,000 series 1 class A1 floating rate notes
                                         due January 2017

"series 1 class A2 dollar                The dollar currency swap with respect to the series 1 class
currency swap"                           A2 notes

"series 1 class A2 dollar                CDC IXIS Capital Markets, and/or, as applicable, any other entity
currency swap provider"                  appointed from time to time in accordance with the transaction documents

"series 1 class A2 notes"                The $1,150,000,000 series 1 class A2 floating rate notes
                                         due January 2043

"series 1 class B dollar                 The dollar currency swap with respect to the series 1 class
currency swap"                           B notes

"series 1 class B dollar                 CDC IXIS Capital Markets, and/or, as applicable, any other entity
currency swap provider"                  appointed from time to time in accordance with the transaction documents

"series 1 class B notes"                 The $60,000,000 series 1 class B floating rate notes due
                                         January 2043



"series 1 class C dollar                 The dollar currency swap with respect to the series 1 class
currency swap"                           C notes

"series 1 class C dollar                 CDC IXIS Capital Markets, and/or, as applicable, any other entity
currency swap provider"                  appointed from time to time in accordance with the transaction documents

"series 1 class C notes"                 The $88,000,000 series 1 class C floating rate notes due
                                         January 2043

"series 1 notes"                         The series 1 class A1 notes, the series 1 class A2 notes, the series 1 class B notes and the series 1 class C notes

"series 2 class A notes"                 The (euro)1,100,000,000 series 2 class A floating rate notes due January 2043

"series 2 class A euro                   The euro currency swap with respect to the series 2 class A
currency swap"                           notes

"series 2 class A euro                   CDC IXIS Capital Markets, and/or, as applicable, any other entity
currency swap provider"                  appointed from time to time in accordance with the transaction documents


"series 2 class B euro                   The euro currency swap with respect to the series 2 class B
currency swap"                           notes

"series 2 class B euro                   CDC IXIS Capital Markets, and/or, as applicable, any other entity
currency swap provider"                  appointed from time to time in accordance with the transaction documents

"series 2 class B notes"                 The (euro)41,000,000 series 2 class B floating rate notes due
                                         January 2043

"series 2 class C euro                   The euro currency swap with respect to the series 2 class C
currency swap"                           notes


"series 2 class C euro                   CDC IXIS Capital Markets, and/or, as applicable, any other entity
currency swap provider"                  appointed from time to time in accordance with the transaction documents

"series 2 class C notes"                 The (euro)53,000,000 series 2 class C floating rate notes due
                                         January 2043
"series 2 notes"                         The series 2 class A notes, the series 2 class B notes and the series 2 class C notes

"series 3 class A notes"                 The [pound]665,000,000 series 3 class A floating rate notes due
                                         January 2043

"series 3 class B notes"                 The [pound]25,000,000 series 3 class B floating rate notes due
                                         January 2043

"series 3 class C notes"                 The [pound]33,000,000 series 3 class C floating rate notes due
                                         January 2043

"series 3 notes"                         The series 3 class A notes, the series 3 class B notes and the series 3 class C notes

"S&P" and "Standard &                    Standard & Poor's Rating Services, a division of The
Poor's"                                  McGraw-Hill Companies, Inc., and any successor to its
                                         ratings business

"seller's policy"                        The originating, lending and underwriting, administration, arrears and enforcement policies and procedures which are
                                         applied from time to time by the seller to mortgage loans
                                         and the security for their repayment which are beneficially owned solely by the seller and which may be amended by
                                         the seller from time to time

"shared issuer principal                 Has the meaning given to it on page 168
receipts"

"shared issuer revenue                   Has the meaning given to it on page 159
receipts"

"significant"                            When we discuss ERISA considerations, a benefit plan
                                         investors' equity participation in the issuer would not be significant if, immediately after the most recent acquisition of any equity interest in the issuer, less than 25% of the value of each class of equity interests in the issuer --
                                         excluding interests held by Funding -- is held by benefit plan investors

"special distribution"                   A payment made by the mortgages trustee to the seller as a distribution from the mortgages trust of principal receipts held by the mortgages trustee in respect of any further
                                         contribution paid by Funding to the mortgages trustee,
                                         which payment may be made on any date, including any
                                         payment date, as further described under "The mortgages
                                         trust -- Increasing the Funding share of the trust
                                         property"

"special repayment notes"                Means, in relation to the second issuer, the [pound]10,000,000 series 2 class D floating rate notes issued by the second
                                         issuer, in relation to the third issuer, the [pound]15,000,000 series
                                         2 class D notes issued by the third issuer and, in relation to any other issuer, means any series and/or class of notes
                                         issued by such issuer that are either:

                                         (a)   interest only notes; or

                                         (b)   notes, the outstanding principal balance of which is to
                                               be repaid solely from issuer available revenue
                                               receipts;

                                         and that are designated as special repayment notes

"specified minimum rate"                 The rate specified in the offer conditions

"standard variable rate"                 The Northern Rock standard variable rate and/or the
                                         standard variable rate applicable to mortgage loans within the mortgages trust, as applicable

"standard variable rate                  A mortgage loan which is subject to the standard variable
mortgage loan"                           rate

"start-up loan" or "start-up             Each loan made by the start-up loan provider to Funding
loans"                                   under each start-up loan agreement, and collectively, the
                                         "start-up loans"

"start-up loan agreement"                The agreement entered into on or about the closing date, as amended from time to time, between Funding, the start-up
                                         loan provider and the security trustee relating to the
                                         provision of the start-up loan to Funding or, in relation to any other issuer, the start-up loan agreement (if any) entered into by Funding, the relevant start-up loan provider and the security trustee on or about the closing date for such
                                         issuer's notes

"start-up loan provider"                 Northern Rock, in its capacity as provider of the start-up loans, or such other person who provides a start-up loan to
                                         Funding pursuant to a start-up loan agreement

"step-up date"                           The payment date in respect of an issuer on which the
                                         interest rate on the notes issued by such issuer increases by a pre-determined amount following the payment made
                                         by such issuer on such payment date, which date in respect of the issuer is the payment date occurring in January 2008, which date in respect of the first issuer is the payment date occurring in January 2008, which date in respect of the
                                         second issuer is the payment date occurring in October
                                         2006 and which date in respect of the third issuer is the
                                         payment date occurring in April 2007

"subordinated principal test"            Has the meaning given to it on page 171

"subscription agreement"                 The subscription agreement relating to the sale of the series
                                         2 notes and the series 3 notes, expected to be dated on or about September 12, 2002, among the issuer, Funding, the mortgages trustee, Salomon Brothers International, J.P. Morgan
                                         Securities, Ltd. and the other managers

"subsidiary"                             A subsidiary within the meaning of Section 736 of the United
                                         Kingdom Companies Act 1985, and unless the context
                                         otherwise requires, a subsidiary undertaking within the
                                         meaning of section 258 of the United Kingdom Companies
                                         Act 1985

"swap agreements"                        The basis rate swap agreement, the dollar currency swap
                                         agreements and the euro currency swap agreements

"swap early termination                  A circumstance in which a swap agreement can be
event"                                   terminated before its scheduled termination date

"swap provider default"                  The occurrence of either a currency swap provider default
                                         or a basis rate swap provider default

"swap providers"                         Each of the basis rate swap provider, the dollar currency
                                         swap provider and the euro currency swap provider, or any
                                         one of them as the context requires

"swap replacement payment"               An amount received by the issuer from a replacement swap
                                         provider upon entry by the issuer into an agreement with
                                         such replacement swap provider replacing a swap
                                         agreement which has terminated following the occurrence
                                         of a downgrade termination event

"TARGET business day"                    A day on which the Trans-European Automated Real-time
                                         Gross settlement Express Transfer (TARGET) System is
                                         open


"Telerate Page No. 3750" or              The display designated as Page 3750 or 248, as applicable,

"Telerate Page No. 248"                  on the Dow Jones/Telerate Service (or any other page that
                                         may replace the relevant Telerate Screen number on that
                                         service, or any other service that may be nominated by the
                                         British Bankers' Association (including the Reuters Screen)
                                         as the information vendor for the purposes of displaying
                                         British Bankers' Association Interest Settlement Rates for
                                         deposits in the currency concerned)

"third issuer"                           Granite Mortgages 02-1 plc

"third issuer intercompany               The intercompany loan entered into on March 20, 2002
loan"                                    between the third issuer and Funding

"third issuer notes"                     The notes issued by the third issuer on March 20, 2002

"third party amounts"                    Has the meaning given to it on page 144

"title deeds"                            For each mortgage loan and its related security and the
                                         mortgaged property relating to it, all conveyancing deeds
                                         and documents which make up the title to the mortgaged
                                         property and the security for the mortgage loan and all
                                         searches and inquiries undertaken in connection with the
                                         grant by the borrower of the related mortgage

"Together Connections                    A type of flexible mortgage loan, the primary characteristics
mortgage loan"                           of which are described on page 83

"Together mortgage loan"                 A type of flexible mortgage loan which allows the borrower to obtain an additional unsecured loan and, in some cases, a credit card, neither of which is secured by the mortgage relating to the mortgage loan

"tracker rate mortgage loan"             A loan where interest is linked to a variable interest rate other than the standard variable rate; for example, the rate on a tracker rate mortgage loan may be set at a margin
                                         above sterling LIBOR or above rates set by the Bank of
                                         England

"transaction documents"                  The documents listed in "Listing and general
                                         information" and any new intercompany loan agreements,
                                         new swap agreements and other documents relating to new
                                         issues of notes by new issuers

"transfer agent"                         Citibank, N.A., acting through its office at 5 Carmelite
                                         Street, London EC4Y 0PA and/or any other person for the
                                         time being acting as transfer agent under the paying agent and agent bank agreement

"transfer of equity"                     A transfer of the equitable and legal title by co-owners to one of the proprietors of a mortgaged property where the
                                         transferee remains a party to the original mortgage or
                                         enters into a new mortgage over the relevant mortgaged
                                         property in favor of the seller

"trigger event"                          An asset trigger event and/or a non-asset trigger event

"trust calculation period"               The period from (and including) the first day of each
                                         calendar month to (and including) the last day of the same calendar month

"trust deed"                             The trust deed entered into on or about the closing date, as amended from time to time, between the issuer and the
                                         note trustee constituting the notes, as further described in
                                         "Description of the trust deed"

"trust determination date"               The first day (or, if not a London business day, the next
                                         succeeding London business day) of each calendar month

"trust property"                         Has the meaning given to it on page 136

"UK Listing Authority"                   The Financial Services Authority in its capacity as
                                         competent authority under Part VI of the Financial Services and Markets Act 2000

"UK tax counsel"                         Sidley Austin Brown & Wood, London


"unauthorized                            In relation to any flexible mortgage loan has the meaning
underpayment"                            given to it on page 90

"underpayment"                           A situation where a borrower makes a monthly payment on
                                         its mortgage loan which is less than the required monthly
                                         payment for that month

"underwriters"                           Salomon Smith Barney Inc., J.P. Morgan Securities Inc.,
                                         Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner &
                                         Smith Incorporated and UBS Warburg

"underwriting agreement"                 The underwriting agreement relating to the sale of the
                                         series 1 notes, expected to be dated on or about September
                                         12, 2002, among the issuer, Funding, the mortgages trustee,
                                         Salomon Smith Barney Inc., J.P. Morgan Securities Inc.
                                         and the other underwriters

"United Kingdom"                         The United Kingdom of Great Britain and Northern Ireland

"United States holder"                   A beneficial owner of notes who is a "United States
                                         person"

"United States person"                   (a)   a citizen or resident of the United States;

                                         (b)   a domestic partnership;

                                         (c)   a domestic corporation;

                                         (d)   any estate (other than a foreign estate); and

                                         (e)   any trust if: (1) a court within the United States is able to exercise primary supervision over the administration
                                               of the trust; and (2) one or more United States
                                               fiduciaries have the authority to control all substantial
                                               decisions of the trust

"unpaid interest"                        For any non-cash re-draw of any flexible mortgage loan, the interest which would, but for that non-cash re-draw, have
                                         been payable in respect of that mortgage loan on the
                                         relevant monthly payment date for that mortgage loan

"unregistered land"                      Land, title to which is not registered at H.M. Land Registry

"US paying agent"                        Citibank, N.A., acting through its office at 14th Floor Zone 3,
                                         111 Wall Street, New York, New York 10043

"US tax counsel"                         Sidley Austin Brown & Wood LLP

"valuation fee"                          A fee incurred by borrowers as a result of the seller or
                                         administrator obtaining a valuation of the mortgaged
                                         property

"variable mortgage rate"                 The rate of interest which determines the amount of interest payable each month on a variable rate mortgage loan

"variable rate mortgage                  A mortgage loan where the interest rate payable by the
loan"                                    borrower varies in accordance with a specified variable rate

"VAT"                                    Value added tax

"WAFF"                                   On any date, the weighted average foreclosure frequency
                                         for the mortgage portfolio as calculated by the administrator on that date in accordance with the calculations for the initial mortgage portfolio or as agreed by the administrator and the rating agencies from time to time

"WALS"                                   On any date, the weighted average loss severity for the
                                         mortgage portfolio as calculated by the administrator on that date in accordance with the calculations for the initial
                                         mortgage portfolio or as agreed by the administrator and the rating agencies from time to time

"we" and "us"                            The issuer

"weighted average Funding                Has the meanings given to it under "The mortgages trust
  share percentage"                      -- Weighted average Funding share percentage"

"weighted average seller                 Has the meanings given to it under "The mortgages trust
  share percentage"                      -- Weighted average seller share percentage"

"withholding tax"                        A tax levied under UK law, as further described in "Material
                                         United Kingdom tax consequences"

                               INDEX OF APPENDICES

     The following appendices contain the text of the independent accountants' reports on each of the issuer and Funding received by the directors of the issuer and Funding, respectively, from the independent accountants to the issuer and Funding being, in each case, PricewaterhouseCoopers. These appendices constitute an integral part of this prospectus. The balance sheets attached as appendices B, F and L and the financial statements attached as appendices E, G, H, I, K, M, N, and O do not comprise the statutory accounts of either the issuer or Funding. No statutory accounts have been prepared or delivered to the Registrar of Companies on behalf of the issuer in England and Wales since its incorporation. The first statutory accounts of the issuer will be drawn up to December 31, 2003. The first statutory accounts of Funding were prepared and drawn up from the date of incorporation to December 31, 2001 and filed with the Registrar of Companies in England and Wales in July 2002. The accounting reference date for each of the issuer and Funding will be the last day of December and further statutory accounts will be drawn up to December 31 and annually on the last day of December thereafter.

     During the period from incorporation on July 11, 2002 until September 9, 2002, the issuer had not traded, and did not have any receipts or payments apart from the subscriptions referred to in "THE issuer". Consequently during this period, the issuer has neither made a profit nor loss and no profit and loss account nor cashflow statement has been prepared.

INDEX OF APPENDICES

     Appendix A Report of Independent Accountants for Granite Mortgages 02-2 plc

     Appendix B Balance Sheet as at September 9, 2002 of Granite Mortgages 02-2 plc

     Appendix C Notes to the Balance Sheet of Granite Mortgages 02-2 plc as at September 9, 2002

     Appendix D Report of Independent Accountants for Granite Finance Funding Limited with respect to the financial statements of Granite Finance Funding Limited for the period from January 1, 2002 to June 30, 2002

     Appendix E Consolidated statement of income for the period from January 1, 2002 to June 30, 2002 of Granite Finance Funding Limited

     Appendix F Consolidated Balance Sheet as at June 30, 2002 of Granite Finance Funding Limited

     Appendix G Consolidated statement of changes in shareholders' equity for the period from January 1, 2002 to June 30, 2002 of Granite Finance Funding Limited

     Appendix H Consolidated statement of cash flows for the period from January 1, 2002 to June 30, 2002 of Granite Finance Funding Limited

     Appendix I Notes to the financial statements of Granite Finance Funding Limited for the period from January 1, 2002 to June 30, 2002

     Appendix J Report of Independent Accountants for Granite Finance Funding Limited with respect to the financial statements of Granite Finance Funding Limited for the period from February 14, 2001 to December 31, 2001

     Appendix K Consolidated statement of income for the period from February 14, 2001 to December 31, 2001 of Granite Finance Funding Limited

     Appendix L Consolidated Balance Sheet as at December 31, 2001 of Granite Finance Funding Limited

     Appendix M Consolidated statement of changes in shareholders' equity for the period from February 14, 2001 to December 31, 2001 of Granite Finance Funding Limited

     Appendix N Consolidated statement of cash flows for the period from February 14, 2001 to December 31, 2001 of Granite Finance Funding Limited

     Appendix O Notes to the financial statements of Granite Finance Funding Limited for the period from February 14, 2001 to December 31, 2001

                                   APPENDIX A

REPORT OF INDEPENDENT ACCOUNTANTS

     "To the Board of Directors and Shareholder of Granite Mortgages 02-2 plc

     In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Granite Mortgages 02-2 plc (the "COMPANY") at September 9, 2002 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of the balance sheet in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers
Newcastle upon Tyne, England
September 12, 2002"

                                   APPENDIX B

GRANITE MORTGAGES 02-2 PLC
BALANCE SHEET AS AT SEPTEMBER 9, 2002

                                                                    SEPTEMBER 9,
                                                                            2002
                                                            NOTE         (POUND)
                                                            ---- ---------------
ASSETS
Cash                                                                     12,500
                                                                         ------
TOTAL ASSETS                                                             12,500
                                                                         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Common Stock (authorized 50,000 shares, (pound)1 par value,
  issued and outstanding 50,000 shares comprising 0
  fully paid and 50,000 partly paid to (pound)0.25 each)      3          50,000
Less receivable from shareholders                             3         (37,500)
                                                                         ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               12,500
                                                                         ======

         The notes on the following page form an integral part of this financial statement.

                                   APPENDIX C

GRANITE MORTGAGES 02-2 PLC

NOTES TO THE BALANCE SHEET AS AT SEPTEMBER 9, 2002


1    ACCOUNTING POLICIES

     The financial information for Granite Mortgages 02-2 plc (the "COMPANY") set out in the balance sheet has been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the United States of America and in pounds sterling ((pound)), the Company's operating currency. The financial statements are reported in accordance with generally accepted accounting principles in the United States (US GAAP) due to the Group's annual reporting requirements under the United States Securities Exchange Act of 1934, as amended (Securities Exchange Act). The statutory accounting records of the Group are prepared and maintained under generally accepted accounting principles in the United Kingdom (UK GAAP).

2    NATURE OF OPERATIONS

     The Company was incorporated as a public limited company registered in England and Wales on July 11, 2002 under the name of Granite Mortgages 02-2 plc.

     The principal purpose of the Company is to invest the proceeds of the issuance and sale of asset-backed notes. The Company has, at the date of this report, yet to commence trading.

3    SHARE CAPITAL

     The Company was incorporated with authorized capital of (pound)50,000 comprising 50,000 ordinary shares Of (pound)1 each.

     On August 5, 2002, 50,000 ordinary shares were issued each of which was partly paid to (pound)12,500.

4    ULTIMATE HOLDING COMPANY

     As at September 9, 2002, the ultimate holding company of the Company was The Law Debenture Intermediary Corporation plc, a company registered in England and Wales. The Law Debenture Intermediary Corporation plc holds all of the beneficial interest in the issued shares of Granite Finance Holdings Limited, a company registered in England and Wales (which holds all of the beneficial interest in the issued shares of Granite Finance Funding Limited, and which, in turn, holds all of the beneficial interest in the issued shares of the Company) on a discretionary trust for charitable purposes.

                                   APPENDIX D

REPORT OF INDEPENDENT ACCOUNTANTS

     "To the Board of Directors and Shareholders of Granite Finance Funding Limited

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Granite Finance Funding Limited and its subsidiaries (the "GROUP") at June 30, 2002 and at December 31, 2001 and the results of its operations and its cash flows for the period from January 1, 2002 to June 30, 2002 and from February 14, 2001, the date of incorporation of Granite Finance Funding Limited, to June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers
Newcastle upon Tyne, England
September 12, 2002"

                                   APPENDIX E

GRANITE FINANCE FUNDING LIMITED

CONSOLIDATED STATEMENT OF INCOME FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

                                                         6 MONTHS      5 MONTHS
                                                            ENDED         ENDED
                                                          JUNE 30       JUNE 30
                                                             2002          2001
                                               NOTE   (POUND)'000   (POUND)'000
                                               ----   -----------   -----------
OTHER REVENUE

Other income                                                1,318          246
Interest income                                  3        102,029       27,907
                                                          -------       ------
TOTAL OTHER REVENUE - CONTINUING OPERATIONS               103,347       28,153
                                                          =======       ======
COSTS AND EXPENSES

Administration expenses                                    (2,487)        (468)
Interest expense                                 4        (91,292)     (27,684)
                                                          -------       ------
TOTAL COSTS AND EXPENSES - CONTINUING
  OPERATIONS                                              (93,779)     (28,152)
NET INCOME                                       5          9,568            1
                                                          =======       ======
TAX ON NET INCOME                                              (5)           0
                                                          -------       ------
NET RETAINED INCOME                                         9,563            1
                                                          =======       ======

     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX F

GRANITE FINANCE FUNDING LIMITED
CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2002


                                                                    JUNE 30   DECEMBER 31
                                                                       2002          2001
                                                       NOTE     (POUND)'000   (POUND)'000
                                                       ----     -----------   -----------
ASSETS
CURRENT ASSETS
Cash at bank                                                        343,935       185,562
Accounts receivable                                      6           38,679        23,528
                                                                  ---------     ---------
TOTAL CURRENT ASSETS                                                382,614       209,090
                                                                  =========     =========
INVESTMENTS AND OTHER ASSETS
Advance to Granite Finance Trustees Limited              7        4,862,282     2,765,673
                                                                  ---------     ---------
TOTAL INVESTMENTS AND OTHER ASSETS                                4,862,282     2,765,673
                                                                  =========     =========
TOTAL ASSETS                                                      5,244,896     2,974,763
                                                                  =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Other accounts payable and accrued expenses              8           74,095        45,209
Derivatives                                             14          221,780        39,796
                                                                  ---------     ---------
TOTAL CURRENT LIABILITIES                                           295,875        85,005
                                                                  =========     =========
LONG TERM DEBT
Start-up loan                                                        38,718        13,618
Asset backed notes                                                4,895,341     2,885,645
Deferred purchase consideration                                      14,904            --
                                                                  ---------     ---------
TOTAL LONG TERM DEBT                                     9        4,948,963     2,899,263
                                                                  =========     =========
COMMON STOCK (authorized 100,000 shares of (pound)1
  each, issued and outstanding, 37,500 shares of
  (pound)1 each)                                        10               37            37
RETAINED EARNINGS                                                        21        (9,542)
                                                                  ---------     ---------
TOTAL SHAREHOLDERS' EQUITY                                               58        (9,505)
                                                                  =========     =========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        5,244,896     2,974,763
                                                                  =========     =========

     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX G

GRANITE FINANCE FUNDING LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

                                                  6 MONTHS       5 MONTHS
                                                     ENDED          ENDED
                                                   JUNE 30        JUNE 30
                                                      2002           2001
                                               (POUND)'000    (POUND)'000
                                               -----------    -----------
Net income for the period                            9,563              1
Retained (deficit)/earnings brought forward         (9,542)            --
                                                 ---------      ---------
RETAINED EARNINGS CARRIED FORWARD                       21              1
                                                 =========      =========
Common stock brought forward                            37             --
Shares issued in the period (12,500 ordinary
  shares at (pound)1 per share)                         --             13
                                                 ---------      ---------
COMMON STOCK CARRIED FORWARD                            37             13
                                                 =========      =========
TOTAL SHAREHOLDERS' EQUITY                              58             14
                                                 =========      =========

     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX H

GRANITE FINANCE FUNDING LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

                                                        6 MONTHS      5 MONTHS
                                                           ENDED         ENDED
                                                         JUNE 30       JUNE 30
                                                            2002          2001
                                                     (POUND)'000   (POUND)'000
                                                     -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net retained income for the period                         9,563             1
Increase in accounts receivable                          (11,626)       (1,044)
Increase in accounts payable                              28,886        26,887
Reduction in advance to Granite Finance
  Trustees Limited                                           650           533
(Gain)/Loss on translation of foreign currency
  translation                                           (198,830)       23,014
Increase/(Decrease) in deferred consideration             14,904       (15,421)
Unrealized loss/(gain) on derivative                     181,984        (6,475)
                                                      ----------    ----------
NET CASH FROM OPERATING ACTIVITIES                        25,531        27,495
                                                      ==========    ==========
CASH FLOWS FROM INVESTING ACTIVITIES
Payment of advance to Granite Finance Trustees
  Limited                                             (2,420,580)   (1,480,000)
Proceeds from repayment of advance to Granite
  Finance Trustees Limited                               323,321        56,780
                                                      ----------    ----------
NET CASH USED IN INVESTING ACTIVITIES                 (2,097,259)   (1,423,220)
                                                      ==========    ==========
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of asset-backed notes              2,435,580     1,500,000
Repayment of asset-backed notes                         (227,050)         --
Proceeds from start-up loan                               25,100         4,717
Payment of issue costs of asset-backed notes              (3,529)       (3,899)
Proceeds from issue of share capital                        --              13
                                                      ----------    ----------
NET CASH FROM FINANCING ACTIVITIES                     2,230,101     1,500,831
                                                      ==========    ==========
Net increase in cash and cash equivalents                158,373       105,106
Cash and cash equivalent at beginning of the period      185,562          --
                                                      ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF THE
  PERIOD                                                 343,935       105,106
                                                      ==========    ==========
SUPPLEMENTAL CASHFLOW INFORMATION:
Interest paid                                             79,800          --
                                                      ----------    ----------
Taxes paid                                                  --            --
                                                      ----------    ----------
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred consideration                                      --          20,000
                                                      ----------    ----------
Reserve fund                                              10,686          --
                                                      ----------    ----------

     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX I

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

1.   GENERAL INFORMATION

     Granite Finance Funding Limited (the "COMPANY") was incorporated on February 14, 2001 as a company with limited liability and domiciled in Jersey for the purposes of carrying on business. The Company commenced business on March 26, 2001. Granite Finance Funding Limited and its subsidiaries, Granite Mortgages 01-1 plc, Granite 01-2 plc and Granite Mortgages 02-1 plc, collectively comprise the "GROUP".

     The Company borrows indirectly from the Euro markets and from the domestic US market via its subsidiaries, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc, which are public limited companies organized under the laws of England and Wales and are wholly-owned by the Company. The sole businesses of Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc are the investment of the proceeds of the issuance and sale of asset-backed notes by lending the proceeds thereof to the Company.

     The Group's capital and debt issuance proceeds are invested in the purchase of a beneficial interest in a pool of mortgage loans and related security which provide the funds used by the Company to pay interest and repay principal to Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc under the intercompany loans. The pool of mortgages is owned by beneficiaries of a trust administered by Granite Finance Trustees Limited, a fellow subsidiary of Granite Finance Holdings Limited.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a)  Basis of presentation

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and in Pounds Sterling ("(POUND)"), the currency of the United Kingdom, which is the Group's operating currency. The financial statements are reported in accordance with US GAAP due to the Group's annual reporting requirements under the United States Securities Exchange Act of 1934, as amended (the "SECURITIES EXCHANGE ACT"). The statutory accounting records of the Group are prepared and maintained under generally accepted accounting principles in the United Kingdom ("UK GAAP").

(b)  Consolidation

     The consolidated financial statements include the accounts of Granite Finance Funding Limited and its wholly-owned subsidiaries, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc. All intercompany transactions and balances have been eliminated on consolidation.

(c)  Foreign currency translation

     All foreign currency assets and liabilities are translated into Pounds Sterling at the exchange rates prevailing at the end of the period. Interest income and expense denominated in foreign currencies are translated into Pounds Sterling at the exchange rates in force when the transaction arises. Foreign currency investment and financing activities are economically hedged into pounds sterling to offset exposures to fluctuating currency exchange rates. Although these instruments offset exposures, they do not qualify

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

for hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ( "SFAS NO. 133 "). The effects of foreign currency translation are reflected in interest expense.

(d)  Derivatives

     Derivative instruments comprise interest rate swaps used to offset interest rate exposure between differing floating rates on assets and liabilities. Additionally derivatives comprise interest rate swaps and currency swaps, and are used by the Group to minimize interest rate exposures between fixed and floating rates assets and liabilities and currency risk associated with its financing activities. Although these instruments offset exposure, they do not qualify for hedge accounting under SFAS No. 133 due to the differing and unknown maturities of the underlying mortgage loan assets and the lack of contemporaneous documentation requirements under SFAS No. 133. All derivatives are recorded on the balance sheet at fair value with changes in fair value reflected in the income statement. All derivatives are transacted simultaneously with the purchase or issuance of the underlying funding instrument. The derivatives are not held for trading purposes.

(e) Interest income and expense

     Interest income and expense are recognized in the consolidated financial statements on an accrual basis.

(f) Cash and cash equivalents

     Cash and cash equivalents comprise amounts due from banks on demand and dealing securities with original maturities of less than 90 days.

(g) Funding instruments

     Asset-backed notes are stated at adjusted cost on the balance sheet. Premiums/discounts are amortized to the maturity date of each issue using the straight-line method, which is not materially different from the interest method.

(h) Distribution policy

     Distributions to shareholders and holders of capital notes are accounted for when approved by the Board of Directors.

(i) Advance to granite finance trustees limited and related provisions

     The advance to Granite Finance Trustees Limited is carried at cost, being cash plus initial deferred consideration, of the Company's initial contributions to Granite Finance Trustees Limited in consideration for the purchase of the Company's beneficial interest in the mortgages trust less capital repayments received and the Company's share of other non-cash movements in the underlying mortgage loans comprising the mortgages trust. Specific provision for loss is made at such time as it is determined that an impairment has occurred. As of June 30, 2002 there was no specific provision for losses on the advance (December 31, 2001: (pound)nil) because none of the underlying mortgage loans were considered to be impaired.

(j) Issue costs

     The portion of the direct costs associated with the issue of the notes by Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc that are attributable to the Group are capitalized and are amortized over the expected life of the notes.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

(k) Deferred purchase consideration

      Deferred purchase consideration represents amounts owed to Northern Rock plc under the Mortgage Sale Agreement dated March 26, 2001 (as amended) to be paid out of realized income of the Group, together with the initial deferred consideration amount of (pound)20 million. The deferred consideration is payable by Granite Finance Funding Limited out of future revenue cashflows to Granite Finance Trustees Limited, who in turn will pay this to Northern Rock plc. Deferred consideration is payable out of pre tax profits and is only payable to the extent that adequate cashflows are generated.

(l) Use of estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements.

3.   INTEREST INCOME

                                                          6 MONTHS      5 MONTHS
                                                             ENDED         ENDED
                                                           JUNE 30       JUNE 30
                                                              2002          2001
                                                       (POUND)'000   (POUND)'000
                                                       -----------   -----------
Interest income on the advance to Granite Finance
  Trustees Limited                                          95,887        26,606
Interest income on cash at bank                              6,142         1,301
                                                           -------        ------
Total                                                      102,029        27,907
                                                           =======        ======

4.   INTEREST EXPENSE

                                                        6 MONTHS       5 MONTHS
                                                           ENDED          ENDED
                                                         JUNE 30        JUNE 30
                                                            2002           2001
                                                     (POUND)'000    (POUND)'000
                                                     -----------    -----------
Interest expense on the asset-backed notes                90,939         26,184
Amortization of issue costs                                1,550            302
Interest expense on the start-up loan                        745             80
Deferred purchase consideration                           14,904        (15,421)
Foreign currency translation (gain)/loss                (198,830)        23,014
Unrealized loss/(gain) on derivatives                    181,984         (6,475)
                                                        --------        -------
Total                                                     91,292         27,684
                                                        ========        =======

     Interest expense is comprised of interest on the asset-backed notes, amortization of issue costs, interest on start up loans, deferred purchase consideration payable to Granite Finance Trustees Limited, foreign currency translation of USD and EUR denominated liabilities and derivatives which were entered into for hedging purposes, which do not qualify for hedge accounting under US GAAP.

5.   NET INCOME

     Net income is stated after charging:

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

                                                          6 MONTHS      5 MONTHS
                                                             ENDED         ENDED
                                                           JUNE 30       JUNE 30
                                                              2002          2001
                                                       (POUND)'000   (POUND)'000
                                                       -----------   -----------
Audit fees                                                      31             9
                                                        ==========    ==========

     The Group has no employees. No emoluments were paid to the Directors by the Group during the period.

6.   ACCOUNTS RECEIVABLE

                                                          JUNE 30    DECEMBER 31
                                                             2002           2001
                                                      (POUND)'000    (POUND)'000
                                                      -----------    -----------
Accrued interest income                                     2,417          1,623
Issue costs                                                10,552          7,027
Amounts due from Granite Finance Trustees Limited          25,710         14,878
                                                        ---------       --------
Total                                                      38,679         23,528
                                                        =========       ========

     Other accounts receivable for the Group includes (pound)10,552,000 (December 31, 2001:(pound)7,027,000) of unamortised issue costs of which (pound)7,179,000 (December 31, 2001: (pound)4,868,000) will be charged after More than one year. These costs are paid by the Group in connection with the issue of asset-backed notes.

7.   ADVANCE TO GRANITE FINANCE TRUSTEES LIMITED


                                                               JUNE 30   DECEMBER 31
                                                                  2002          2001
                                                           (POUND)'000   (POUND)'000
                                                           -----------   -----------
Balance brought forward                                      2,765,673          --
Advance to Granite Finance Trustees Limited                  2,420,580     2,980,000
Adjustment to initial acquired value                              --          20,000
Repayment of advance to Granite Finance Trustees Limited      (323,321)     (233,778)
Other movement in the advance to Granite Finance Trustees
Limited                                                           (650)         (549)
                                                             ---------     ---------
Total                                                        4,862,282     2,765,673
                                                             =========     =========

     The advance is secured by a pool of mortgage loans that have been equitably assigned by Northern Rock plc to Granite Finance Trustees Limited, as mortgages trustee of the mortgages trust. Granite Finance Trustees Limited uses a portion of the interest and principal payments that it receives on the mortgage loans held by it in trust to repay principal and interest amounts on the loan from the Group.

     The Group and Northern Rock plc are beneficially entitled to all of the trust property in accordance with their respective shares in the trust.

     The payment of interest and principal on the advance to Granite Finance Trustees Limited is dependent upon payment of interest and principal under the mortgage loans held by the trust administered by Granite Finance Trustees Limited, and is therefore subject to the risk of non-payment of the mortgage loans. All of the underlying mortgage

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

loans in the trust administered by Granite Finance Trustees Limited were originated by Northern Rock plc and the following factors mitigate the risks associated with the failure of customers to settle financial obligations:

     o the use of sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans;

     o emphasis on next time buyers and remortgage customers relative to first time buyers as in Northern Rock's experience customers who have proven repayment records represent lower risk;

     o geographic spread - distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any single geographic region; and

     o size of loan relative to value of the property - Northern Rock's current policy is for at least 60% of new residential mortgage lending to have loan to value ratios of 90% or lower.

     All of the underlying mortgage assets are secured on properties in England or Wales and hence the Group is dependent upon the state of the United Kingdom economy and market interest rates. There can be no assurance that a weakening in the United Kingdom economy will not have a material effect on the Group's future performance.

8.   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                          JUNE 30    DECEMBER 31
                                                             2002           2001
                                                      (POUND)'000    (POUND)'000
                                                      -----------    -----------
Accrued interest expense                                   54,438         31,878
Accruals and other accounts payable                        19,657         13,331
                                                         --------       --------
Total                                                      74,095         45,209
                                                         ========       ========

9.   LONG TERM DEBT

                                                          JUNE 30    DECEMBER 31
                                                             2002           2001
                                                      (POUND)'000    (POUND)'000
                                                      -----------    -----------
Asset-backed notes                                      4,895,341      2,885,645
Start up loan                                              38,718         13,618
Deferred purchase consideration                            14,904             --
                                                        ---------      ---------
Total                                                   4,948,963      2,899,263
                                                        =========      =========

     Interest payable on the start-up loans is based on 3-month LIBOR. At June 30, 2002 LIBOR was 4.19719% in relation to (pound)25.1 million of the start-up loan, having previously fixed on March 20, 2002, and 4.16578% in relation to the remaining start-up loans, having previously fixed on April 22, 2002. In both cases LIBOR resets on July 22, 2002.

     The payment of interest and principal on the asset-backed notes issued by Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc is dependent upon each of those companies receiving from the Company payment of interest and principal under the intercompany loans made to the Company. The Company's payment of interest and principal under the intercompany loans is dependent upon the Company receiving from Granite Finance Trustees Limited payment of interest

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

and principal under the advance to Granite Finance Trustees Limited. As both repayment of the advance and repayment of the asset-backed notes are ultimately dependent upon payment of interest and principal under the mortgages loans held by the trust administered by Granite Finance Trustees Limited, the advance and the asset-backed notes are subject to the risk of non-repayment of the mortgage loans.

(a)  Asset-backed notes - Granite Mortgages 01-1 plc


                                 MARGIN OVER  MARGIN OVER
                                    LIBOR TO  LIBOR AFTER      JUNE 30  DECEMBER 31
                                     JANUARY      JANUARY         2002         2001
                                        2008         2008  (POUND)'000  (POUND)'000
                                 -----------  -----------  -----------  -----------
Series 1 Class A1 Floating Rate
  Notes January 2011                0.12% pa     0.24% pa      286,440      410,516
Series 1 Class A2 Floating Rate
  Notes January 2026                0.21% pa     0.42% pa      478,484      507,106
Series 1 Class B floating Rate
  Notes January 2041                0.40% pa     0.80% pa       32,550       34,497
Series 1 Class C Floating Rate
  Notes January 2041                1.40% pa     2.40% pa       43,942       46,572
Series 2 Class A Floating Rate
  Notes January 2041                0.24% pa     0.48% pa      350,000      350,000
Series 2 Class B Floating Rate
  Notes January 2041                0.40% pa     0.80% pa       10,000       10,000
Series 2 Class C Floating Rate
  Notes January 2041                1.40% pa     2.40% pa       15,000       15,000
                                                             ---------    ---------
Total                                                        1,216,416    1,373,691
                                                             =========    =========

     The notes mature in more than 5 years, but repayments can be made before the maturity of the notes. The notes are subject to variable rates of interest. The Series 1 notes are denominated in US Dollars and the Series 2 notes in Pounds Sterling. Interest is payable on the notes based on USD 3-month LIBOR for the Series 1 notes and Sterling 3-month LIBOR for the Series 2 notes. At the balance sheet date the rates in force were 1.94875% for USD 3-month LIBOR and 4.16578% for Sterling 3-month LIBOR.

     Both USD and Sterling 3-month LIBOR re-price quarterly, and the next re-price date after the balance sheet date was July 20, 2002.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

(b) Asset-backed notes - Granite Mortgages 01-2 plc


                                 MARGIN OVER   MARGIN OVER
                                    LIBOR TO   LIBOR AFTER       JUNE 30   DECEMBER 31
                                     OCTOBER       OCTOBER          2002          2001
                                        2006          2006   (POUND)'000   (POUND)'000
                                 -----------   -----------   -----------   -----------
Series 1 Class A1 Floating Rate
  Notes January 2021                0.23% pa      0.46% pa       735,629       896,924
Series 1 Class B floating Rate
  Notes January 2041                0.40% pa      0.80% pa        28,318        30,012
Series 1 Class C Floating Rate
  Notes January 2041                1.38% pa      2.38% pa        37,758        40,018
Series 2 Class A Floating Rate
  Notes January 2041                0.25% pa      0.50% pa       500,000       500,000
Series 2 Class B Floating Rate
  Notes January 2041                0.42% pa      0.84% pa        15,000        15,000
Series 2 Class C Floating Rate
  Notes January 2041                1.40% pa      2.40% pa        20,000        20,000
Series 2 Class D Floating Rate
  Notes January 2041                4.60% pa      5.60% pa        10,000        10,000
                                                               ---------     ---------
Total                                                          1,346,705     1,511,954
                                                               =========     =========

     The notes mature in more than 5 years, but repayments can be made before the maturity of the notes. The notes are subject to variable rates of interest. The Series 1 notes are denominated in US Dollars and the Series 2 notes in Pounds Sterling. Interest is payable on the notes based on USD 3-month LIBOR for the Series 1 notes and Sterling 3-month LIBOR for the Series 2 notes. At the balance sheet date the rates in force were 4.16578% for Sterling 3-month LIBOR and 1.94875% for USD 3-month LIBOR.

     Both USD and Sterling 3-month LIBOR re-price quarterly, and the next re-price date after the balance sheet date was July 20, 2002.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

(c) Asset-backed notes - Granite Mortgages 02-1 plc


                                  MARGIN OVER   MARGIN OVER       JUNE 30   DECEMBER 31
                                     LIBOR TO   LIBOR AFTER          2002          2001
                                   APRIL 2007    APRIL 2007   (POUND)'000   (POUND)'000
                                  -----------   -----------   -----------   -----------
Series 1 Class A1 Floating Rate
  Notes October 2016                 0.10% pa      0.23% pa       458,435            --
Series 1 Class A2 Floating Rate
  Notes July 2019                    0.16% pa      0.34% pa       829,633            --
Series 1 Class B floating Rate
  Notes April 2042                   0.33% pa      0.72% pa        45,375            --
Series 1 Class C Floating Rate
  Notes April 2042                   1.43% pa      2.43% pa        62,821            --
Series 2 Class A Floating Rate
  Notes April 2042                   0.20% pa      0.40% pa       460,000            --
Series 2 Class B Floating Rate
  Notes April 2042                   1.30% pa      2.30% pa        16,200            --
Series 2 Class C Floating Rate
  Notes April 2042                   1.40% pa      2.40% pa        22,500            --
Series 2 Class D Floating Rate
  Notes April 2042                   4.50% pa      5.50% pa        15,000            --
Series 3 Class A Floating Rate
  Notes April 2042                   0.20% pa      0.43% pa       389,535            --
Series 3 Class B Floating Rate
  Notes April 2042                   0.37% pa      0.78% pa        13,699            --
Series 3 Class C Floating Rate
  Notes April 2042                   1.44% pa      2.44% pa        19,022            --
                                                                ---------     ---------
Total                                                           2,332,220            --
                                                                =========     =========

     The notes mature in more than 5 years, but repayments can be made before the maturity of the notes. The notes are subject to variable rates of interest. The Series 1 notes are denominated in US Dollars, the Series 2 notes in Pounds Sterling and the Series 3 notes in Euros. Interest is payable on the notes based on USD 3-month LIBOR for the Series 1 notes, Sterling 3-month LIBOR for the Series 2 notes and 3-month Euribor for the Series 3 notes. At the balance sheet date the rates in force were 4.19719% for Sterling 3-month LIBOR, 2.10125% for USD 3-month LIBOR and 3.4220% for 3-month Euribor.

     Sterling and USD 3-month LIBOR and 3-month Euribor re-price quarterly, and the next re-price date after the balance sheet date was July 20, 2002.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

10.  COMMON STOCK

                                                          JUNE 30    DECEMBER 31
                                                             2002           2001
                                                      (POUND)'000    (POUND)'000
                                                      -----------    -----------
AUTHORISED:
100,000 (December 31, 2001: 100,000) Ordinary
  shares of (pound)1 each                                      37             37
                                                           ======         ======
CALLED UP, ALLOTTED AND FULLY PAID SHARE CAPITAL
37,500 (December 31, 2001: 37,500) Ordinary shares of
  (pound)1 each                                                37             37
                                                           ======         ======

11.  CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

     There were no outstanding capital commitments, guarantees or contingent liabilities at June 30, 2002 (December 31, 2001: (pound) nil).

12.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions.

     The Company, which is a special purpose company, is controlled by its board of directors. The board of directors consists of three directors. Two of the Company's three directors are provided by Mourant & Co. Capital (SPV) Limited, the principal activity of which is providing directors and corporate management services for special purpose companies. The third director of the Company is an employee of Northern Rock plc. The Company pays a corporate services fee pursuant to a corporate services agreement to Mourant & Co. Capital (SPV) Limited in connection with its provision of corporate management services. The fees payable to these directors for providing their services are immaterial in the context of these consolidated financial statements and of the individual directors.

     The total amount paid by the Group to Northern Rock plc for administration and cash management services during the 6 months ended June 30, 2002 was (pound)200,000 (5 months from incorporation to 30 June 2001: (pound)58,000).

     Northern Rock plc provides the interest rate swap in connection with the notes issued by Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc. Northern Rock plc is one of a number of counterparties used by the group in the normal course of its business. Northern Rock does not hold any capital of the Group.

     The Group receives all of its income other than bank interest from Granite Finance Trustees Limited, a fellow subsidiary of Granite Finance Holdings Limited. During the period the Company received (pound)103.6 million of revenue from Granite Finance Trustees Limited (5 months ended June 30, 2001 (pound)18.3 million) together with (pound)323.0 million of principal (5 months ended June 30, 2001 (pound)56.8 million). The outstanding loan balance due from Granite Finance Trustees Limited at the period end was (pound)4,895.3 million (December 31, 2001: 2,765.7 million) with an additional (pound)25.7 million (December 31, 2001: (pound)15.0 million) due in relation to payments collected by Granite Finance Trustees Limited not yet paid over.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

13.  POST BALANCE SHEET EVENTS

     On July 11, 2002, Granite Finance Funding Limited subscribed for 100% of the share capital of Granite Mortgages 02-2 plc for a consideration of (pound)50,000 of which (pound)12,500 was paid.

14.  DERIVATIVES AND FINANCIAL INSTRUMENTS

     The Group enters into derivative transactions, principally interest rate swaps and currency swaps. The purpose of these transactions is to manage the interest rate and currency risk arising from the Group's operations and its sources of finance.

     The net profit reflected is attributable mainly to the gain on derivatives entered into for hedging purposes. Such recognition is necessary due to non-compliance with the requirement for contemporaneous hedge documentation under Statement of Financial Accounting Standards No. 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" ("SFAS NO. 133"). Because the hedge documentation requirements were not met, the Group is required to record the changes in the fair value of the derivatives in the income statement. Under UK GAAP, which is the basis of preparation of the statutory accounts of the Group, recognition in the income statement of these unrealized gains/losses on derivatives is not required. As a result, the consolidated net income, if measured under UK GAAP, would have reported a net income of (pound)11,000.

     Interest rate risk - interest is received on the advance made by the Group at various underlying rates. The assets are financed by securities on which interest is payable at different variable rates. The Group's policy is to match this interest income and expense by use of interest rate swaps.

     Currency risk - all of the Group's assets and associated income are denominated in Pounds Sterling, although some of the asset-backed notes issued by Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc and associated interest expense are denominated in US dollars and Euros. The Group's policy is to match this currency income and expense by the use of currency swaps.

(a)  Maturity profile of financial liabilities

                                               JUNE 30      JUNE 30      JUNE 30
                                                  2002         2002         2002
                                                  DEBT        OTHER        TOTAL
                                            SECURITIES  LIABILITIES  LIABILITIES
                                           (POUND)'000  (POUND)'000  (POUND)'000
                                           -----------  -----------  -----------
Within 1 year or less or on demand                --        295,875      295,875
More than 1 year but not more than 2 years        --           --           --
More than 2 years but not more than 5 years       --           --           --
More than 5 years                            4,895,341       53,622    4,948,963
                                             ---------    ---------    ---------
Total                                        4,895,341      349,497    5,244,838
                                             =========    =========    =========

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002

                                           DECEMBER 31  DECEMBER 31  DECEMBER 31
                                                  2001         2001         2001
                                                  DEBT        OTHER        TOTAL
                                            SECURITIES  LIABILITIES  LIABILITIES
                                           (POUND)'000  (POUND)'000  (POUND)'000
                                           -----------  -----------  -----------
Within 1 year or less or on demand                --         85,005       85,005
More than 1 year but not more than 2 years        --           --           --
More than 2 years but not more than 5 years       --           --           --
More than 5 years                            2,885,645       13,618    2,899,263
Total                                        2,885,645       98,623    2,984,268
                                             =========   =========     =========

     There are no material undrawn committed borrowing facilities for the Group.

(b) Interest rate profile of financial assets and liabilities

                                                                        JUNE 30
                                         JUNE 30         JUNE 30           2002
                                            2002            2002   NON-INTEREST
                                           TOTAL   FLOATING RATE        BEARING
                                     (POUND)'000     (POUND)'000    (POUND)'000
                                     -----------   -------------   ------------
Assets                                 5,224,896       5,206,217         38,679
Liabilities and shareholders' equity   5,224,896       4,934,059        310,837
                                       =========       =========        =======

                                                                     DECEMBER 31
                                      DECEMBER 31     DECEMBER 31           2001
                                             2001            2001   NON-INTEREST
                                            TOTAL   FLOATING RATE        BEARING
                                      (POUND)'000     (POUND)'000    (POUND)'000
                                      -----------   -------------   ------------
Assets                                  2,974,763       2,951,235         23,528
Liabilities and shareholders' equity    2,974,763       2,899,263         75,500

     Benchmark rates for determining interest payments for the floating rate assets and liabilities are given in the note to the accounts relevant to the financial instrument type. All floating rate assets and liabilities reprice within 3 months.

(c) Currency profile

     Taking into account the effect of derivative instruments, the Group did not have any financial exposure to foreign exchange gains or losses on monetary assets and monetary liabilities denominated in foreign currencies at June 30, 2002 or at December 31, 2001.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

     Disclosures in the table below are in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments ".

     Fair values have been estimated using quoted marked prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which take account of the characteristics of the instruments, including the expected future cash flows, market interest rates and prices available for similar instruments.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2002 TO JUNE 30, 2002


                                                 JUNE 30
                                                    2002       JUNE 30       JUNE 30
                                                CARRYING          2002          2002
                                                  AMOUNT    FAIR VALUE    DIFFERENCE
                                             (POUND)'000   (POUND)'000   (POUND)'000
                                             -----------   -----------   -----------
NON-TRADING ASSETS
Cash and cash equivalents                        343,935       343,935          --
Accounts receivable                               38,679        38,679          --
Advance to Granite Finance Trustees Limited    4,862,282     4,862,282          --

NON-TRADING LIABILITIES
Asset-backed notes                            (4,895,341)   (5,103,662)      208,321
Derivatives                                     (221,780)     (221,780)         --
Other liabilities                               (127,717)     (127,717)         --


                                             DECEMBER 31
                                                    2001   DECEMBER 31   DECEMBER 31
                                                CARRYING          2001          2001
                                                  AMOUNT    FAIR VALUE    DIFFERENCE
                                             (POUND)'000   (POUND)'000   (POUND)'000
                                             -----------   -----------   -----------
NON-TRADING ASSETS
Cash and cash equivalents                        185,562       185,562          --
Accounts receivable                               23,528        23,528          --
Advance to Granite Finance Trustees Limited    2,765,673     2,765,673          --

NON-TRADING LIABILITIES
Asset-backed notes                            (2,885,645)   (2,892,066)        6,421
Derivatives                                      (39,796)      (39,796)         --
Other liabilities                                (58,827)      (58,827)         --

     The Group had no trading assets or liabilities at June 30, 2002 or June 30, 2001.

     The advance to Granite Finance Trustees Limited has been valued based on future cash flows and the movement in the derivatives. The asset-backed notes have been valued based on third-party quotes for the trading price thereof as at June 30, 2002.

     Northern Rock plc had originally entered into fixed rate swaps with external third parties to mitigate the interest rate risks associated with the fixed rate mortgage loans in the mortgages trust. A blended rate was then calculated for the swaps weighted by value in respect of the different mortgage loan products in the mortgages trust, as each of such products carried a different interest rate relative to each other mortgage loan product. This rate was then applied to the fixed rate mortgage loans in the mortgages trust for the swap between Northern Rock plc and Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc. The external swaps, which were retained by Northern Rock plc, were revalued at market value on June 30, 2002 and the revaluations as then applied to the swap between Northern Rock plc and Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc to revalue the derivative.

                                   APPENDIX J

REPORT OF INDEPENDENT ACCOUNTANTS

     "To the Board of Directors and Shareholders of Granite Finance Funding Limited

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Granite Finance Funding Limited and its subsidiaries (the "GROUP") at December 31, 2001, and the results of its operations and its cash flows for the period from February 14, 2001, the date of incorporation of Granite Finance Funding Limited, to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers
Newcastle upon Tyne, England
September 12, 2002"

                                   APPENDIX K

GRANITE FINANCE FUNDING LIMITED
CONSOLIDATED STATEMENT OF INCOME FOR THE PERIOD FROM FEBRUARY 14, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

                                                                     11 MONTHS
                                                                        ENDED
                                                                     DECEMBER 31
                                                                        2001
                                                            NOTE     (POUND)'000
                                                            ----     -----------
OTHER REVENUE
Other income                                                                854
Interest income                                               3          97,772
                                                                       --------
TOTAL OTHER REVENUE - CONTINUING OPERATIONS                              98,626
                                                                       ========
COSTS AND EXPENSES
Administration expenses                                                  (1,850)
Interest expense                                              4         (93,772)
Unrealized loss on derivatives                                          (39,796)
Foreign currency translation gain                                         7,250
Deferred purchase consideration                                          20,000
                                                                       --------
TOTAL COSTS AND EXPENSES - CONTINUING OPERATIONS                       (108,168)
                                                                       ========
NET LOSS BEFORE TAXATION                                      5          (9,542)
                                                                       --------
TAX ON NET LOSS                                                               0
                                                                       --------
NET LOSS                                                                 (9,542)
                                                                       ========


     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX L

GRANITE FINANCE FUNDING LIMITED
CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2001

                                                                     DECEMBER 31
                                                                         2001
                                                        NOTE         (POUND)'000
                                                        ----         -----------
ASSETS
CURRENT ASSETS
Cash at bank                                                            185,562
Accounts receivable                                        7             23,528
                                                                      ---------
TOTAL CURRENT ASSETS                                                    209,090
                                                                      =========
INVESTMENTS AND OTHER ASSETS
Advance to Granite Finance Trustees Limited                6          2,765,673
                                                                      ---------
TOTAL INVESTMENTS AND OTHER ASSETS                                    2,765,673
                                                                      =========
TOTAL ASSETS                                                          2,974,763
                                                                      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Other accounts payable and accrued expenses                8             45,209
Derivatives                                               13             39,796
                                                                      ---------
TOTAL CURRENT LIABILITIES                                                85,005
                                                                      =========
LONG TERM DEBT
Asset-backed notes                                                    2,885,645
Start-up loan                                                            13,618
Deferred purchase consideration                                              --
                                                                      ---------
TOTAL LONG TERM DEBT                                       9          2,899,263
                                                                      =========
COMMON STOCK (authorized 100,000 shares of
  (pound)1 each, issued and outstanding, 37,500
  shares of(pound)1 each)                                 10                 37
RETAINED DEFICIT                                                         (9,542)
                                                                      ---------
SHAREHOLDERS' EQUITY                                                     (9,505)
                                                                      =========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            2,974,763
                                                                      =========

     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX M

GRANITE FINANCE FUNDING LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM FEBRUARY 14, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

                                                                     11 MONTHS
                                                                        ENDED
                                                                     DECEMBER 31
                                                                         2001
                                                        NOTE         (POUND)'000
                                                        ----         -----------

Net loss for the period                                                (9,542)
Retained earnings brought forward                                          --
                                                                       ------
RETAINED DEFICIT CARRIED FORWARD                                       (9,542)
                                                                       ======
Common stock brought forward                                               --

Shares issued in the period (37,500 ordinary
 shares at(pound)1 per share)                                              37
                                                                       ------
COMMON STOCK CARRIED FORWARD                                               37
                                                                       ======
TOTAL SHAREHOLDERS' EQUITY                                             (9,505)
                                                                       ======

     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX N

GRANITE FINANCE FUNDING LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIOD FROM FEBRUARY 14, 2001 (DATE OF INCORPORATION) TO DECEMBER 31, 2001

                                                                     11 MONTHS
                                                                        ENDED
                                                                     DECEMBER 31
                                                                        2001
                                                           NOTE      (POUND)'000
                                                           ----      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period                                                  (9,542)
Increase in accounts receivable                                         (16,002)
Increase in accounts payable                                             45,209
Gain on translation of foreign currency translation                      (7,250)
Decrease in deferred consideration                                      (20,000)
Unrealized loss on derivative                                            39,796
                                                                      ---------
NET CASH FROM OPERATING ACTIVITIES                                       32,211
                                                                      =========

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of advance to Granite Finance Trustees Limited               (2,980,000)
Proceeds from repayment of advance to Granite Finance
  Trustees Limited                                                      234,327
                                                                      ---------
NET CASH USED IN INVESTING ACTIVITIES                                (2,745,673)
                                                                      =========

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of asset-backed notes                             3,010,000
Repayment of asset-backed notes                                        (117,109)
Proceeds from start-up loan                                              13,617
Payment of issue costs of asset-backed notes                             (7,521)
Proceeds from issue of share capital                                         37
                                                                      ---------
NET CASH FROM FINANCING ACTIVITIES                                    2,899,024
                                                                      =========

Net increase in cash and cash equivalents                               185,562
Cash and cash equivalent at beginning of the period                          --
                                                                      ---------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                          185,562
                                                                      =========
SUPPLEMENTAL CASHFLOW INFORMATION:
Interest paid                                                            52,562
                                                                      ---------
Taxes paid                                                                   --
                                                                      ---------
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred consideration                                                   20,000
                                                                      ---------
Reserve fund                                                             10,000
                                                                      ---------


     The notes on the following pages form an integral part of these consolidated financial statements.

                                   APPENDIX O

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001 TO DECEMBER 31, 2001

1. GENERAL INFORMATION

     Granite Finance Funding Limited (the "COMPANY") was incorporated on February 14, 2001 as a company with limited liability and domiciled in Jersey for the purposes of carrying on business. The Company commenced business on March 26, 2001. Granite Finance Funding Limited and its subsidiaries, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc, collectively comprise the "GROUP".

     The Company borrows indirectly from the Euro markets and from the domestic US market via its subsidiaries, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc, which are public limited companies organized under the laws of England and Wales and are wholly-owned by the Company. The sole businesses of Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc are investment of the proceeds of the issuance and sale of asset-backed notes by lending the proceeds thereof to the Company.

     The Group's capital and debt issuance proceeds are invested in the purchase of a beneficial interest in a pool of mortgage loans and related security which provide the funds used by the Company to pay interest and repay principal to Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc under the intercompany loans. Granite Mortgages 02-1 plc commenced trading during March 2002. The pool of mortgages is owned by beneficiaries of a trust administered by Granite Finance Trustees Limited, a fellow subsidiary of Granite Finance Holdings Limited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of presentation

      The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and in Pounds Sterling ("(POUND)"), the currency of the United Kingdom, which is the Group's operating currency. The financial statements are reported in accordance with US GAAP due to the Group's annual reporting requirements under the United States Securities Exchange Act of 1934, as amended (the "SECURITIES EXCHANGE ACT"). The statutory accounting records of the Group are prepared and maintained under generally accepted accounting principles in the United Kingdom ("UK GAAP").

(b) Consolidation

     The consolidated financial statements include the accounts of Granite Finance Funding Limited and its wholly-owned subsidiaries, Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc. All intercompany transactions and balances have been eliminated on consolidation.

(c) Foreign currency translation

     All foreign currency assets and liabilities are translated into Pounds Sterling at the exchange rates prevailing at the end of the period. Interest income and expense denominated in foreign currencies are translated into Pounds Sterling at the exchange rates in force when the transaction arises. Foreign currency translation effects are reflected on the face of the income statement. Foreign currency investment and financing activities are economically hedged into pounds sterling to offset exposures to fluctuating

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

currency exchange rates. Although these instruments offset exposures they do not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS NO. 133").

(d) Derivatives

     Derivative instruments comprise interest rate swaps used to offset interest rate exposure between differing floating rates on assets and liabilities. Additionally derivatives comprise interest rate swaps and currency swaps, and are used by the Group to minimize interest rate exposures between fixed and floating rates assets and liabilities and currency risk associated with its financing activities. Although these instruments are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133 due to the differing and unknown maturities of the underlying mortgage loan assets and the lack of contemporaneous documentation requirements under SFAS No.
133. All derivatives are recorded on the balance sheet at fair value with changes in fair value reflected in the income statement. All derivatives are transacted simultaneously with the purchase or issuance of the underlying funding instrument. The derivatives are not held for trading purposes.

(e) Interest income and expense

     Interest income and expense are recognized in the consolidated financial statements on an accrual basis.

(f) Cash and cash equivalents

     Cash and cash equivalents comprise amounts due from banks on demand and dealing securities with original maturities of less than 90 days.

(g) Funding instruments

     Asset-backed notes are stated at adjusted cost on the balance sheet. Premiums/discounts are amortized to the maturity date of each issue using the straight-line method, which is not materially different from the interest method.

(h) Distribution policy

     Distributions to shareholders and holders of capital notes are accounted for when approved by the Board of Directors.

(i) Advance to Granite Finance Trustees Limited and related provisions

     The advance to Granite Finance Trustees Limited is carried at cost, being cash plus initial deferred consideration, of the Company's initial contributions to Granite Finance Trustees Limited in consideration for the purchase of the Company's beneficial interest in the mortgages trust less capital repayments received and Funding's share of other non-cash movements in the underlying mortgage loans comprising the mortgages trust. Specific provision for loss is made at such time as it is determined that an impairment has occurred. As of December 31, 2001 there was no specific provision for losses on the advance because none of the underlying mortgage loans are considered to be impaired.

(j) Issue costs

     The portion of the direct costs associated with the issue of the notes by Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc that are attributable to the Group are capitalized and are amortized over the expected life of the notes.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

(k) Deferred purchase consideration and mortgage premium

      Deferred purchase consideration represents amounts owed to Northern Rock plc under the Mortgage Sale Agreement dated March 26, 2001 (as amended) to be paid out of realized income of the Group, together with the initial deferred consideration amount of (pound)20 million. The deferred consideration is payable by Granite Finance Funding Limited out of future revenue cashflows to Granite Finance Trustees Limited, who in turn will pay this to Northern Rock plc. Deferred consideration is payable out of pre tax profits and is only payable to the extent that adequate cashflows are generated.

(l) Use of estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements.

3. INTEREST INCOME

                                                                      11 MONTHS
                                                                        ENDED
                                                                     DECEMBER 31
                                                                        2001
                                                                     (POUND)'000
                                                                     -----------
Interest income on the advance to Granite Finance
 Trustees Limited                                                       92,618
Interest income on cash at bank                                          5,154
                                                                        ------
Total                                                                   97,772
                                                                        ======

4. INTEREST EXPENSE

                                                                      11 MONTHS
                                                                        ENDED
                                                                     DECEMBER 31
                                                                        2001
                                                                     (POUND)'000
                                                                     -----------
Interest expense on the asset-backed notes                             92,281
Amortization of issue costs                                             1,192
Interest expense on the start-up loan                                     299
                                                                       ------
Total                                                                  93,772
                                                                       ======

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

5. NET LOSS BEFORE TAXATION

     Net loss before taxation is stated after charging:

                                                                     11 MONTHS
                                                                       ENDED
                                                                    DECEMBER 31
                                                                        2001
                                                                    (POUND)'000
                                                                    -----------
Audit fees                                                               30
                                                                         ==

     The Group has no employees. No emoluments were paid to the Directors by the Group during the period.

6. ADVANCE TO GRANITE FINANCE TRUSTEES LIMITED

                                                                    11 MONTHS
                                                                       ENDED
                                                                    DECEMBER 31
                                                                       2001
                                                                    (POUND)'000
                                                                    ------------
Balance brought forward                                                    --
Advance to Granite Finance Trustees Limited                         2,980,000
Adjustment to initial acquired value                                   20,000
Repayment of advance to Granite Finance Trustees Limited             (233,778)
Other movement in the advance to Granite
 Finance Trustees Limited                                                (549)
                                                                    ---------
Total                                                               2,765,673
                                                                    =========

     The advance is secured by a pool of mortgage loans that have been equitably assigned by Northern Rock plc to Granite Finance Trustees Limited, as mortgages trustee of the mortgages trust. Granite Finance Trustees Limited uses a portion of the interest and principal payments that it receives on the mortgage loans held by it in trust to repay principal and interest amounts on the loan from the Group.

     The Group and Northern Rock plc are beneficially entitled to all of the trust property in accordance with their respective shares in the trust.

     The payment of interest and principal on the advance to Granite Finance Trustees Limited is dependent upon payment of interest and principal under the mortgage loans held by the trust administered by Granite Finance Trustees Limited, and is therefore subject to the risk of non-payment of the mortgage loans. All of the underlying mortgage loans in the trust administered by Granite Finance Trustees Limited were originated by Northern Rock plc and the following factors mitigate the risks associated with the failure of customers to settle financial obligations:

     o the use of sophisticated credit scoring systems to differentiate the credit risk associated with residential mortgage loans;

     o emphasis on next time buyers and remortgage customers relative to first time buyers as in Northern Rock's experience customers who have proven repayment records represent lower risk;

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

     o geographic spread - distribution channels for new residential mortgage lending are designed to avoid excessive reliance on any single geographic region; and

     o size of loan relative to value of the property - Northern Rock's current policy is for at least 60% of new residential mortgage lending to have loan to value ratios of 90% or lower.

      All of the underlying mortgage assets are secured on properties in England or Wales and hence the Group is dependent upon the state of the United Kingdom economy and market interest rates. There can be no assurance that a weakening in the United Kingdom economy will not have a material effect on the Company's future performance.

7. ACCOUNTS RECEIVABLE

                                                            DECEMBER 31
                                                               2001
                                                            (POUND)'000
                                                            -----------
Accrued interest income                                        1,623
Issue costs                                                    7,027
Amounts due from Granite Finance Trustees Limited             14,878
                                                              ------
Total                                                         23,528
                                                              ======

     Other accounts receivable for the Group includes (pound)7,027,000 of unamortised issue costs of which (pound)4,868,000 will be charged after more than one year. These costs are paid by the Group in connection with the issue of asset-backed notes.

8. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                           DECEMBER 31
                                                              2001
                                                           (POUND)'000
                                                           -----------
Accrued interest expense                                     31,878
Accruals and other accounts payable                          13,331
                                                             ------
Total                                                        45,209
                                                             ======

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

9. LONG TERM DEBT

                                                            DECEMBER 31
                                                                2001
                                                            (POUND)'000
                                                            ------------
Asset-backed notes                                            2,885,645
Start up loan                                                    13,618
Deferred purchase consideration                                    --
                                                              ---------
Total                                                         2,899,263
                                                              =========

      Interest payable on the start-up loans is based on 3-month LIBOR which resets on January 21, 2002. At December 31, 2001 3-month LIBOR had previously fixed at 4.4175% in relation to (pound)4.7 million of the start-up loan and had previously fixed at 4.5089% in relation to the remaining start-up loan.

      The payment of interest and principal on the asset-backed notes issued by Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and Granite Mortgages 02-1 plc is dependent upon each of those companies receiving from the Company payment of interest and principal under the intercompany loans made to the Company. The Company's payment of interest and principal under the intercompany loan is dependent upon the Company receiving from Granite Finance Trustees Limited payment of interest and principal under the advance to Granite Finance Trustees Limited. As both repayment of the advance and repayment of the asset-backed notes are ultimately dependent upon payment of interest and principal under the mortgages loans held by the trust administered by Granite Finance Trustees Limited, the advance and the asset-backed notes are subject to the risk of non-repayment of the mortgage loans.

(a) Asset-backed notes - Granite Mortgages 01-1 plc

                                                                             MARGIN
                                                             MARGIN          OVER
                                                              OVER           LIBOR
                                                             LIBOR TO        AFTER        DECEMBER 31
                                                             JANUARY         JANUARY         2001
                                                              2008            2008        (POUND)'000
                                                            ---------       ---------     -----------
Series 1 Class A1 Floating Rate Notes January 2011           0.12% pa        0.24% pa       410,516
Series 1 Class A2 Floating Rate Notes January 2026           0.21% pa        0.42% pa       507,106
Series 1 Class B Floating Rate Notes January 2041            0.40% pa        0.80% pa        34,497
Series 1 Class C Floating Rate Notes January 2041            1.40% pa        2.40% pa        46,572
Series 2 Class A Floating Rate Notes January 2041            0.24% pa        0.48% pa       350,000
Series 2 Class B Floating Rate Notes January 2041            0.40% pa        0.80% pa        10,000
Series 2 Class C Floating Rate Notes January 2041            1.40% pa        2.40% pa        15,000
                                                                                          ---------
Total                                                                                     1,373,691
                                                                                          =========

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

      The notes mature in more than 5 years, but repayments can be made before the maturity of the notes. The notes are subject to variable rates of interest. The Series 1 notes are denominated in US Dollars and the Series 2 notes in Pounds Sterling. Interest is payable on the notes based on USD 3-month LIBOR for the Series 1 notes and Sterling 3-month LIBOR for the Series 2 notes. At the balance sheet date the rates in force were 2.39% for USD 3-month LIBOR and 4.4175% for Sterling 3-month LIBOR.

      Both USD and Sterling 3-month LIBOR re-price quarterly, and the next re-price date after the balance sheet date was January 20, 2002.

(b) Asset-backed notes - Granite Mortgages 01-2 plc

                                                                                MARGIN
                                                                MARGIN          OVER
                                                                OVER            LIBOR
                                                                LIBOR TO        AFTER          DECEMBER 31
                                                                OCTOBER         OCTOBER            2001
                                                                 2006            2006         (POUND)'000
                                                                --------        --------      ------------
Series 1 Class A1 Floating Rate Notes January 2021              0.23% pa        0.46% pa         896,924
Series 1 Class B Floating Rate Notes January 2041               0.40% pa        0.80% pa          30,012
Series 1 Class C Floating Rate Notes January 2041               1.38% pa        2.38% pa          40,018
Series 2 Class A Floating Rate Notes January 2041               0.25% pa        0.50% pa         500,000
Series 2 Class B Floating Rate Notes January 2041               0.42% pa        0.84% pa          15,000
Series 2 Class C Floating Rate Notes January 2041               1.40% pa        2.40% pa          20,000
Series 2 Class D Floating Rate Notes January 2041               4.60% pa        5.60% pa          10,000
                                                                                               ---------
Total                                                                                          1,511,954
                                                                                               =========

      The notes mature in more than 5 years, but repayments can be made before the maturity of the notes. The notes are subject to variable rates of interest. The Series 1 notes are denominated in US Dollars and the Series 2 notes in Pounds Sterling. Interest is payable on the notes based on USD 3-month LIBOR for the Series 1 notes and Sterling 3-month LIBOR for the Series 2 notes. At the balance sheet date the rates in force were 2.58218% for USD 3-month LIBOR and 4.5089% for Sterling 3-month LIBOR.

      Both USD and Sterling 3-month LIBOR re-price quarterly, and the next re-price date after the balance sheet date was July 20, 2002.

10. COMMON STOCK

                                                              DECEMBER 31
                                                                  2001
                                                              (POUND)'000
                                                              -----------
AUTHORISED:
100,000 Ordinary shares of (pound)1 each                            37
                                                                    ==
CALLED UP, ALLOTTED AND FULLY PAID SHARE CAPITAL
37,500 Ordinary shares of (pound)1 each                             37
                                                                    ==

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

11. CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

      There were no outstanding capital commitments, guarantees or contingent liabilities at December 31, 2001.

12. RELATED PARTY TRANSACTIONS

      Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions.

      The Company, which is a special purpose company, is controlled by its board of directors. The board of directors consists of three directors. Two of the Company's three directors are provided by Mourant & Co. Capital (SPV) Limited, the principal activity of which is providing directors and corporate management services for special purpose companies. The third director of the Company is an employee of Northern Rock plc. The Company pays a corporate services fee pursuant to a corporate services agreement to Mourant & Co. Capital
(SPV) Limited in connection with its provision of corporate management services. The fees payable to these directors for providing their services are immaterial in the context of these consolidated financial statements and of the individual directors.

      The total amount paid by the Group to Northern Rock plc for administration and cash management services during the period ended December 31, 2001 was (pound)72,000.

      Northern Rock plc provides the interest rate swap in connection with the notes issued by Granite Mortgages 01-1 plc and Granite Mortgages 01-2 plc. Northern Rock plc is one of a number of counterparties used by the group in the normal course of its business. Northern Rock does not hold any capital of the Group.

      The Company receives all of its income other than bank interest from Granite Finance Trustees Limited. During the period the Company received (pound)80 million of revenue from Granite Finance Trustees Limited together with (pound)231 million of principal. The outstanding loan balance due from Granite Finance Trustees Limited at the period end was (pound)2,766 million with an additional (pound)15 million due in relation to payments collected by Granite Finance Trustees Limited not yet paid over.

13. DERIVATIVES AND FINANCIAL INSTRUMENTS

      The Group enters into derivative transactions, principally interest rate swaps and currency swaps. The purpose of these transactions is to manage the interest rate and currency risk arising from the Group's operations and its sources of finance.

      The net loss reflected is attributable to the recognition of losses on derivatives entered into for hedging purposes. Such recognition is necessary due to non-compliance with the requirement for contemporaneous hedge documentation under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS NO. 133"). Because the hedge documentation requirements were not met, the Group is required to record the changes in the fair value of the derivatives in the income statement. Under UK GAAP, which is the basis of preparation of the statutory accounts of the Group, recognition in the income statement of these unrealized losses on derivatives would not be required. As a result, the consolidated net income, if measured under UK GAAP, would have reported a net income of (pound)11,000.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

      Interest rate risk - interest is received on the advance made by the Group at various underlying rates. These assets are financed by securities on which interest is payable at different variable rates. The Group's policy is to match this interest income and expense by use of interest rate swaps.

      Currency risk - all of the Group's assets and associated income are denominated in Pounds Sterling, although some of the asset-backed notes issued by Granite Mortgages 01-1 plc and Granite Mortgages 01-2 plc and associated interest expense are denominated in US dollars. The Group's policy is to match this currency income and expense by the use of currency swaps.

(a) Maturity profile of financial liabilities

                                                                       DECEMBER 31          DECEMBER 31
                                                DECEMBER 31               2001                 2001
                                                2001 DEBT                 OTHER                TOTAL
                                                SECURITIES             LIABILITIES          LIABILITIES
                                               (POUND)'000            (POUND)'000          (POUND)'000
                                                ----------            ------------          -----------
Within 1 year or less or on demand                  --                   85,005                  85,005
More than 1 year but not more than 2
  years                                             --                      --                   --
More than 2 years but not more than 5
  years                                             --                      --                   --
More than 5 years                                2,885,645               13,618               2,899,263
                                                 ---------               ------               ---------
Total                                            2,885,645               98,623               2,984,268
                                                 =========               ======               =========


There are no material undrawn committed borrowing liabilities for the Group.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

(b) Interest rate profile of financial assets and liabilities

                                                                                        DECEMBER 31
                                               DECEMBER 31           DECEMBER 31           2001
                                                 2001                    2001           NON-INTEREST
                                                 TOTAL               FLOATING RATE        BEARING
                                              (POUND)'000             (POUND)'000       (POUND)'000
                                              ------------           -------------      ------------
Assets                                          2,974,763              2,951,235           23,528
Liabilities and shareholders' equity            2,974,763              2,899,263           75,500
                                                =========              =========           ======

      Benchmark rates for determining interest payments for the floating rate assets and liabilities are given in the note to the accounts relevant to the financial instrument type. All floating rate assets and liabilities reprice within 3 months.

(c) Currency profile

      Taking into account the effect of derivative instruments, the Group did not have any financial exposure to foreign exchange gains or losses on monetary assets and monetary liabilities denominated in foreign currencies at December 31, 2001.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

      Disclosures in the table below are in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments ".

      Fair values have been estimated using quoted marked prices where available. Where no ready markets exist and hence quoted market prices are not available, appropriate techniques are used to estimate fair values which take account of the characteristics of the instruments, including the expected future cash flows, market interest rates and prices available for similar instruments.

                                                DECEMBER 31         DECEMBER 31
                                                  2001                 2001           DECEMBER 31
                                                CARRYING               FAIR             2001
                                                 AMOUNT               VALUE          DIFFERENCE
                                               (POUND)'000          (POUND)'000      (POUND)'000
                                               -----------          -----------      -----------
NON-TRADING ASSETS
Cash and cash equivalents                         185,562              185,562            --
Accounts receivable                                23,528               23,528            --
Advance to Granite Finance Trustees
 Limited                                        2,765,673            2,765,673            --
NON-TRADING LIABILITIES
Asset-backed notes                             (2,885,645)          (2,892,066)         6,421
Other liabilities                                 (58,827)             (58,827)           --
Derivatives                                       (39,796)             (39,796)           --

      The Group had no trading assets or liabilities at December 31, 2001.

      The advance to Granite Finance Trustees Limited has been valued based on future cash flows and the movement in the derivatives. The asset-backed notes have been valued based on third-party quotes for the trading price thereof as at December 31, 2001.

GRANITE FINANCE FUNDING LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD FROM FEBRUARY 14, 2001
 TO DECEMBER 31, 2001

      Northern Rock plc had originally entered into fixed rate swaps with external third parties to mitigate the interest rate risks associated with the fixed rate mortgage loans in the mortgages trust. A blended rate was then calculated for the swaps weighted by value in respect of the different mortgage loan products in the mortgages trust, as each of such products carried a different interest rate relative to each other mortgage loan product. This rate was then applied to the fixed rate mortgage loans in the mortgages trust for the swap between Northern Rock plc and Granite Mortgages 01-1 plc and Granite Mortgages 01-2 plc. The external swaps, which were retained by Northern Rock plc, were revalued at market value on December 31, 2001 and the revaluations as then applied to the swap between Northern Rock plc and Granite Mortgages 01-1 plc to revalue the derivative.

15. POST BALANCE SHEET EVENTS

      During March 2002, the Group made a further advance of (pound)2,420 million to Granite Finance Trustees Limited, financed by an issue of asset-backed notes by Granite Mortgages 02-1 plc.

      On July 11, 2002, Granite Finance Funding Limited subscribed for 100% of the share capital of Granite Mortgages 02-2 plc for a consideration of (pound)50,000, of which (pound)12,500 was paid.

                        REGISTERED OFFICE OF THE ISSUER

                           GRANITE MORTGAGES 02-2 PLC
                                   Fifth Floor
                                 100 Wood Street
                                 London EC2V 7EX

                                  ADMINISTRATOR
                                NORTHERN ROCK PLC
                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     NE3 4PL

NOTE TRUSTEE AND SECURITY TRUSTEE      PRINCIPAL PAYING AGENT, COMMON DEPOSITARY
                                                    AND REGISTRAR

THE BANK OF NEW YORK
  One Canada Square                                   CITIBANK, N.A.
    48th Floor                                     5 Carmelite Street
  London E14 5AL                                    London EC4Y 0PA

 US PAYING AGENT                                       AGENT BANK

  CITIBANK, N.A.                                      CITIBANK, N.A.
14th Floor Zone 3                                   5 Carmelite Street
 111 Wall Street                                     London EC4Y 0PA
New York, New York 10043

       LEGAL ADVISERS TO THE UNDERWRITERS, THE MANAGERS, THE NOTE TRUSTEE
                            AND THE SECURITY TRUSTEE

                            as to English and US law

                                  ALLEN & OVERY
                                 One New Change
                                 London EC4M 9QQ

               LEGAL ADVISERS TO THE ISSUER AND THE ADMINISTRATOR

                            as to English and US law

                           SIDLEY AUSTIN BROWN & WOOD
                              1 Threadneedle Street
                                 London EC2R 8AW

               LEGAL ADVISERS TO FUNDING AND THE MORTGAGES TRUSTEE

                                as to Jersey law

                             MOURANT DU FEU & JEUNE
                         4th Floor, 35 New Bridge Street
                                   Blackfriars
                                 London EC4V 6BW

                                 AUTHORIZED ADVISOR

                     SALOMON BROTHERS INTERNATIONAL LIMITED
                                Citigroup Centre
                                  Canada Square
                                  Canary Wharf
                                 London E14 5LB

THROUGH AND INCLUDING DECEMBER 11, 2002, ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                           GRANITE MORTGAGES 02-2 PLC

           $650,000,000 series 1 class A1 floating rate notes due 2017

          $1,150,000,000 series 1 class A2 floating rate notes due 2043

            $60,000,000 series 1 class B floating rate notes due 2043

            $88,000,000 series 1 class C floating rate notes due 2043


                                 ---------------

                                   PROSPECTUS

                                 ---------------

                    JOINT UNDERWRITERS FOR THE SERIES 1 NOTES

SALOMON SMITH BARNEY                                               JPMORGAN

LEHMAN BROTHERS                 MERRILL LYNCH & CO.               UBS WARBURG


SEPTEMBER 12, 2002

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Following are the estimated expenses* (expressed in US dollars based on an exchange rate of US$1.00=GB(pound)0.6983), other than underwriting discounts and commissions, to be incurred in connection with the offering and distribution of the securities being registered under this registration statement:

Securities and Exchange Commission registration fee ...............   $  179,216
Expenses of qualification under state securities laws (including
  legal fees) .....................................................   $        0
Printing and engraving expenses ...................................   $  145,000
Legal fees and expenses ...........................................   $1,350,000
Accounting fees and expenses ......................................   $  115,000
Trustee's fees and expenses .......................................   $    7,500
Rating agency fees ................................................   $  515,000
Miscellaneous .....................................................   $  100,000
                                                                      ----------
Total .............................................................   $2,575,936
                                                                      ==========

----------
*  All amounts are estimates except for the SEC registration fee

ITEM 32. SALES TO SPECIAL PARTIES

     Not applicable.

ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 34. INDEMNIFICATION OF DIRECTORS AND OFFICERS

GRANITE FINANCE 02-2 PLC (THE "ISSUER")

     Subject to the provisions of the Companies Act 1985, the laws which govern the organization of the issuer provide for every director or other officer or auditor of the issuer to be indemnified out of the assets of the issuer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the issuer.

GRANITE FINANCE FUNDING LIMITED ("FUNDING")

     Subject to the provisions of the Companies (Jersey) Law 1991, the laws which govern the organization of Funding provide for every director or other officer or auditor of Funding to be indemnified out of the assets of Funding against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of Funding.

GRANITE FINANCE TRUSTEES LIMITED (THE "MORTGAGES TRUSTEE")

     Subject to the provisions of the Companies (Jersey) Law 1991, the laws which govern the organization of the mortgages trustee provide for every director or other officer or auditor of the mortgages trustee to be indemnified out of the assets of the mortgages trust against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of trust in relation to the affairs of the mortgages trustee.

ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED

     Not applicable.

ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS:

     Financial statements for Granite Finance Funding Limited dated December 31, 2001 and June 30, 2002 have been filed as part of this Registration Statement. In addition, financial statements of Granite Mortgages 02-2 plc dated September 9, 2002 have been filed as part of this Registration Statement. There will be no additional schedules to the financial statements.

(B) EXHIBITS:
                                                                     SEQUENTIAL
EXHIBIT NO.   DESCRIPTION OF EXHIBIT                                 PAGE NUMBER
-----------   ----------------------                                 -----------
1.1           Form of Underwriting Agreement*

3.1.1         Memorandum and Articles of Association of Granite
                Mortgages 02-2 plc*

3.1.2         Memorandum and Articles of Association of Granite
                Finance Funding Limited*

3.1.3         Memorandum and Articles of Association of Granite
                Finance Trustees Limited*

4.1.1         Form of Second Amended Intercompany Loan Terms and Conditions*

4.1.2         Form of Issuer Intercompany Loan Confirmation*

4.2           Form of Fourth Amended and Restated Mortgages Trust Deed*

4.3           Form of Third Amended and Restated Mortgage Sale Agreement*

4.4           Form of Issuer Deed of Charge*

4.5.1         Form of Funding Deed of Charge*

4.5.2         Form of Deed of Accession to Funding Deed of Charge*

4.6           Form of Issuer Trust Deed*

4.7           Form of Issuer Paying Agent and Agent Bank Agreement*

4.8           Form of First Amended and Restated Cash Management Agreement*

4.9           Form of Issuer Cash Management Agreement*

4.10          Form of First Amended and Restated Administration Agreement*

4.11          Form of Issuer Post-Enforcement Call Option Agreement*

5.1           Opinion of Sidley Austin Brown & Wood as to legality*

8.1           Opinion of Sidley Austin Brown & Wood as to U.S. tax matters*

8.2           Opinion of Sidley Austin Brown & Wood as to U.K. tax matters*

8.3           Opinion of Mourant du Feu & Jeune as to Jersey tax matters*

10.1          Form of Issuer Basis Rate Swap Agreement*

10.2          Form of Issuer Dollar Currency Swap Agreement*

10.3          Form of Issuer Euro Currency Swap Agreement*

10.4          Form of Issuer Start-up Loan Agreement*

10.5.1        Form of Third Amended and Restated Master Definitions Schedule*

10.5.2        Form of Issuer Master Definitions Schedule*

10.6.1        Form of Issuer Corporate Services Agreement*

10.6.2        Form of Corporate Services Agreement (Mortgage Trustee)*

10.6.3        Form of Corporate Services Agreement (Funding)*

23.1          Consent of Sidley Austin Brown & Wood (included in
                Exhibits 5.1, 8.1 and 8.2)*

23.2          Consent of Mourant du Feu & Jeune (included in
                Exhibit 8.3)*


23.3          Consent of Auditors **

23.4          Consent of Auditors


25.1          Statement of Eligibility of Trustee (Form T-1)*

---------

 * previously filed with the Commission on August 30, 2002


** previously filed with the Commission on September 12, 2002


ITEM 37.  UNDERTAKINGS

     A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any of the registrants of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted against any of the registrants by such director, officer or controlling person in connection with the securities being registered, the relevant registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     B.   Each of the undersigned registrants hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, each registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized on September 19, 2002




                              GRANITE MORTGAGES 02-2 PLC

                              By:  L.D.C. Securitisation Director No. 1 Limited

                                   By: /s/ CLIVE RAKESTROW
                                       ---------------------------------
                                       Name:  Clive Rakestrow
                                       Title: Director


                              GRANITE FINANCE FUNDING LIMITED

                              By: /s/ NIGEL C. BRADLEY
                                  -------------------------------------
                                  Name:  Nigel C. Bradley
                                  Title: Director



                              GRANITE FINANCE TRUSTEES LIMITED

                              By: /s/ RICHARD GOUGH
                                  -------------------------------------
                                  Name:  Richard Gough
                                  Title: Director

     Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

GRANITE MORTGAGES 02-2 PLC

SIGNATURE                                           TITLE       DATE
---------                                           -----       ----


L.D.C. SECURITISATION DIRECTOR NO. 1 LIMITED        Director  September 19, 2002



By: /s/ CLIVE RAKESTROW
    ---------------------------------
    Name:  Clive Rakestrow
    Title: Director




L.D.C. SECURITISATION DIRECTOR NO. 2 LIMITED        Director  September 19, 2002



By: /s/ JULIAN MASON-JEBB
    ---------------------------------
    Name:  Julian Mason-Jebb
    Title: Director


                      [Additional Signature Pages Follow]

GRANITE FINANCE FUNDING LIMITED

SIGNATURE                                           TITLE      DATE
---------                                           -----      ----



By: /s/ NIGEL C. BRADLEY                            Director  September 19, 2002
    ---------------------------------
    Name: Nigel C. Bradley

By: /s/ JONATHAN CLEMSON WALKER                     Director  September 19, 2002
    ---------------------------------
    Name: Jonathan Clemson Walker





                      [Additional Signature Pages Follow]

GRANITE FINANCE TRUSTEES LIMITED

SIGNATURE                                         TITLE        DATE
---------                                         -----        ----


By: /s/ RICHARD GOUGH                             Director    September 19, 2002
    ---------------------------------
    Name: Richard Gough

By: /s/ NICOLA DAVIES                             Director    September 19, 2002
    ---------------------------------
    Name:  Nicola Davies

By: /s/ GARETH PAUL ESSEX-CATER                   Director    September 19, 2002
    ---------------------------------
    Name: Gareth Paul Essex-Cater





                      [Additional Signature Page Follows]

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                           GRANITE MORTGAGES 02-2 PLC



     Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Granite Mortgages 02-2 plc, has signed this registration statement or amendment thereto in New York, New York on September 19, 2002.



                                          By: /s/ DONALD J. PUGLISI
                                              ---------------------------------
                                                  Name:   Donald J. Puglisi
                                                  Office: Managing Director



                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                         GRANITE FINANCE FUNDING LIMITED


     Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Granite Finance Funding Limited, has signed this registration statement or amendment thereto in New York, New York on September 19, 2002.



                                          By: /s/ DONALD J. PUGLISI
                                              ---------------------------------
                                                  Name:   Donald J. Puglisi
                                                  Office: Managing Director



                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                        GRANITE FINANCE TRUSTEES LIMITED


     Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Granite Finance Trustees Limited, has signed the registration statement or amendment thereto in New York, New York on September 19, 2002.



                                          By: /s/ DONALD J. PUGLISI
                                              ---------------------------------
                                                  Name:   Donald J. Puglisi
                                                  Office: Managing Director

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
EXHIBIT NO.   DESCRIPTION OF EXHIBIT                                 PAGE NUMBER
-----------   ----------------------                                 -----------
1.1           Form of Underwriting Agreement*

3.1.1         Memorandum and Articles of Association of Granite
                Mortgages 02-2 plc*

3.1.2         Memorandum and Articles of Association of Granite
                Finance Funding Limited*

3.1.3         Memorandum and Articles of Association of Granite
                Finance Trustees Limited*

4.1.1         Form of Second Amended Intercompany Loan Terms and Conditions

4.1.2         Form of Issuer Intercompany Loan Confirmation*

4.2           Form of Fourth Amended and Restated Mortgages Trust Deed*

4.3           Form of Third Amended and Restated Mortgage Sale Agreement*

4.4           Form of Issuer Deed of Charge*

4.5.1         Form of Funding Deed of Charge*

4.5.2         Form of Deed of Accession to Funding Deed of Charge*

4.6           Form of Issuer Trust Deed*

4.7           Form of Issuer Paying Agent and Agent Bank Agreement*

4.8           Form of First Amended and Restated Cash Management Agreement*

4.9           Form of Issuer Cash Management Agreement*

4.10          Form of First Amended and Restated Administration Agreement*

4.11          Form of Issuer Post-Enforcement Call Option Agreement*

5.1           Opinion of Sidley Austin Brown & Wood as to legality*

8.1           Opinion of Sidley Austin Brown & Wood as to U.S. tax matters*

8.2           Opinion of Sidley Austin Brown & Wood as to U.K. tax matters*

8.3           Opinion of Mourant du Feu & Jeune as to Jersey tax matters*

10.1          Form of Issuer Basis Rate Swap Agreement*

10.2          Form of Issuer Dollar Currency Swap Agreement*

10.3          Form of Issuer Euro Currency Swap Agreement*

10.4          Form of Issuer Start-up Loan Agreement*

10.5.1        Form of Third Amended and Restated Master Definitions Schedule*

10.5.2        Form of Issuer Master Definitions Schedule*

10.6.1        Form of Issuer Corporate Services Agreement*

10.6.2        Form of Corporate Services Agreement (Mortgage Trustee)*

10.6.3        Form of Corporate Services Agreement (Funding)*

23.1          Consent of Sidley Austin Brown & Wood (included in*
                Exhibits 5.1, 8.1 and 8.2)

23.2          Consent of Mourant du Feu & Jeune (included in*
                Exhibit 8.3)


23.3          Consent of Auditors **

23.4          Consent of Auditors


25.1          Statement of Eligibility of Trustee (Form T-1)*

---------

 * previously filed with the Commission on August 30, 2002


** previously filed with the Commission on September 12, 2002